As filed with the Securities and Exchange Commission on December 11, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WESTERN DIGITAL CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3577	33-0956711
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3355 Michelson Drive, Suite 100

Irvine, California 92612

(949) 672-7000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael C. Ray, Executive Vice President, Chief Legal Officer and Secretary

3355 Michelson Drive, Suite 100

Irvine, California 92612

(949) 672-7000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Neil Q. Whoriskey Matthew P. Salerno Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Tel.: (212) 225-2000 Fax: (212) 225-3999	Mark Brazeal Chief Legal Officer and Senior Vice President, IP Licensing SanDisk Corporation 951 SanDisk Drive Milpitas, California 95035 Tel.: (408) 801-1000	Kenton J. King Amr Razzak Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, CA 94301 Tel.: (650) 470-4500 Fax: (650) 470-4570

Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the transactions described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered (1)	Amount to be Registered (2)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee (4)
Common Stock, par value $0.01 per share	68,135,118	N/A	$4,353,152,689.02	$438,362.48

(1)	This Registration Statement relates to common stock, par value $0.01 per share, of Western Digital Corporation which we refer to as Western Digital, issuable to holders of common stock, par value $0.001 per share of SanDisk Corporation, a Delaware corporation, which we refer to as SanDisk, in the proposed Merger of Schrader Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Western Digital, which we refer to as Merger Sub, with and into SanDisk.
(2)	Based on the maximum number of shares of the registrant’s common stock to be issued in connection with the Merger, calculated as the sum of (a) the product of (i) 200,919,592 shares of SanDisk common stock outstanding as of December 4, 2015 (other than shares owned by Western Digital, SanDisk or any of their respective subsidiaries) and (ii) the Alternate Exchange Ratio of 0.2387 shares of Western Digital common stock for each share of SanDisk common stock; (b) the product of (i) 9,766,785 shares of SanDisk common stock issuable pursuant to SanDisk equity awards outstanding as of December 4, 2015 (which upon consummation of the Merger will be converted into equity awards in respect of Western Digital common stock) and (ii) the rollover exchange ratio estimated as of December 4, 2015 of 1.1855 (equal to the volume weighted average price of SanDisk common stock, as reported by the NASDAQ Stock Market LLC, which we refer to as NASDAQ, for the five-trading day period ended December 4, 2015 ($74.85), divided by the volume weighted average price of Western Digital common stock, as reported by NASDAQ, for the five-trading day period ended December 4, 2015 ($63.14); and (c) the product of (i) 36,016,286 (representing shares of SanDisk common stock potentially issuable upon conversion of SanDisk’s outstanding convertible notes) and (ii) the Alternate Exchange Ratio of 0.2387 shares of Western Digital common stock for each share of SanDisk common stock.
(3)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and calculated pursuant to Rule 457(f) under the Securities Act. Pursuant to Rule 457(f)(1) under the Securities Act, the proposed maximum aggregate offering price of the registrant’s common stock was calculated based upon the market value of shares of SanDisk common stock (the securities to be cancelled in the Merger) in accordance with Rule 457(c) under the Securities Act as follows: the product of (i) $63.89, the average of the high and low prices per share of Western Digital common stock on December 4, 2015, as reported on NASDAQ, multiplied by (ii) 68,135,118 the maximum number of shares of the registrant’s common stock to be issued in connection with the Merger.
(4)	Calculated as follows: the product of $4,353,152,689.02, the proposed maximum aggregate offering price for the shares of Western Digital common stock registered pursuant to this registration statement multiplied by 0.0001007.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on the registration statement changes, the provisions of Rule 416 shall apply to the registration statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is subject to completion and amendment. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration under the securities laws of any such jurisdiction.

SUBJECT TO COMPLETION, DATED DECEMBER 11, 2015

PRELIMINARY COPY

JOINT PROXY STATEMENT/PROSPECTUS PROPOSED TRANSACTION—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

Western Digital Corporation, which we refer to as Western Digital, Schrader Acquisition Corporation, an indirect subsidiary of Western Digital, which we refer to as Merger Sub, and SanDisk Corporation, which we refer to as SanDisk, have entered into an agreement and plan of merger, dated as of October 21, 2015 (the “Merger Agreement”). Merger Sub is a direct wholly owned subsidiary of Western Digital Technologies, Inc. (“WDT”), which is a wholly owned subsidiary of Western Digital. Pursuant to the Merger Agreement, Merger Sub will merge with and into SanDisk (the “Merger”), with SanDisk continuing as the Surviving Corporation (as defined in “The Merger Agreement—The Merger”) of the Merger as a direct wholly owned subsidiary of WDT. Upon successful completion of the Merger, each issued and outstanding share of common stock, par value $0.001 per share, of SanDisk, other than any shares owned by Western Digital, SanDisk or any of their respective subsidiaries, will be converted into the right to receive: (1) if the Unis Investment (as defined in “Questions and Answers about the Special Meetings and the Merger—What is the Unis Investment?”) closes by the time of the Merger, 0.0176 shares of Western Digital common stock, par value $0.01 per share, and $85.10 in cash or (2) if the Unis Investment does not close or the Unis SPA (as defined in “Questions and Answers about the Special Meetings and the Merger—What is the Unis Investment?”) is terminated by the time of the Merger, 0.2387 shares of Western Digital common stock, par value $0.01 per share, and $67.50 in cash, provided that, in each case, if SanDisk’s cash or cash equivalents available for use in the United States without payment of withholding or U.S. income taxes at closing of the Merger is less than (a) $4.049 billion if closing occurs before June 30, 2016 or (b) $4.139 billion if closing occurs on or after June 30, 2016, then Western Digital at its option may decrease the aggregate cash consideration by an amount equal to the shortfall and increase the aggregate stock consideration by the shortfall amount.

If the Unis Investment closes by the time of the Merger, immediately following the Merger, the Western Digital stockholders including the Unis Investor (as defined in “Questions and Answers about the Special Meetings and the Merger—What is the Unis Investment?”) will own approximately 98.72% of Western Digital common stock, and SanDisk’s stockholders will own approximately 1.28% of Western Digital common stock, based on the number of shares of Western Digital and SanDisk common stock outstanding as of December 4, 2015, and provided that there is no cash shortfall as described above and excluding potential issuance of shares to be issued under SanDisk’s outstanding convertible notes. However, if the Unis Investment does not close by the time of the Merger, immediately following the Merger Western Digital’s stockholders will own approximately 82.89% of Western Digital common stock, and SanDisk’s stockholders will own approximately 17.11% of Western Digital common stock, based on the number of shares of Western Digital and SanDisk common stock outstanding as of December 4, 2015 and provided that there is no cash shortfall as described above and excluding potential issuance of shares to be issued under SanDisk’s outstanding convertible notes. Common stock of Western Digital is listed on NASDAQ under the symbol “WDC.” Common stock of SanDisk is listed on NASDAQ under the symbol “SNDK.” Upon completion of the Merger, we expect to delist SanDisk common stock from NASDAQ.

The Merger will be a taxable transaction for U.S. federal income tax purposes.

We are each holding a special meeting of stockholders (the Western Digital special meeting and the SanDisk special meeting, respectively) in order to obtain the stockholder approvals necessary to consummate the Merger. At our respective special meetings, SanDisk will ask its stockholders to adopt the Merger Agreement and Western Digital will ask its stockholders to approve the issuance of shares of Western Digital common stock in connection with the Merger to the extent such issuances would require approval under NASDAQ Stock Market Rule 5635(a), which, subject to certain exceptions, generally requires stockholder approval prior to issuance of common stock in connection with a merger to the extent such issuances would equal or exceed 20% of the issuer’s issued and outstanding common stock (the “NASDAQ Stock Issuance Proposal”). Adoption of the Merger Agreement by the SanDisk stockholders is a condition to the consummation of the Merger. If the Unis Investment does not close or the Unis SPA is terminated prior to the consummation of the Merger, for purposes of NASDAQ Stock Market Rule 5635(a), the number of shares to be issued in connection with the Merger will exceed 20% of Western Digital’s outstanding common stock and the approval of the Western Digital stockholders of the NASDAQ Stock Issuance Proposal is a condition to the consummation of the Merger. If the Unis Investment does close prior to the consummation of the Merger, the number of shares to be issued in connection with the Merger will not exceed 20% of Western Digital’s outstanding common stock and the approval of the Western Digital stockholders of the NASDAQ Stock Issuance Proposal is not a condition to the consummation of the Merger. The obligations of Western Digital, Merger Sub and SanDisk to complete the Merger are also subject to the satisfaction or waiver of several other conditions to the Merger set forth in the Merger Agreement and described in this joint proxy statement/prospectus. More information about Western Digital, Merger Sub, SanDisk and the proposed merger is contained in this joint proxy statement/prospectus. We urge you to read this joint proxy statement/prospectus, and the documents incorporated by reference into this joint proxy statement/prospectus, carefully and in their entirety. In particular, we urge you to read carefully “Risk Factors” beginning on page 36.

After careful consideration, the board of directors of each of Western Digital and SanDisk has determined that the Merger Agreement and the Merger are fair to, advisable and in the best interests of, their respective stockholders. Accordingly, the Western Digital board of directors recommends that the Western Digital stockholders vote FOR the NASDAQ Stock Issuance Proposal, and FOR the Western Digital Adjournment Proposal (as defined in Western Digital’s “Notice of Special Meeting of Western Digital Stockholders to be Held on [●], 2016”), and FOR the Western Digital Non-Binding Advisory Proposal (as defined in Western Digital’s “Notice of Special Meeting of Western Digital Stockholders to be Held on [●], 2016”) and the SanDisk board of directors recommends that the SanDisk stockholders vote FOR the adoption of the Merger Proposal (as defined in SanDisk’s “Notice of Special Meeting of SanDisk Stockholders to be Held on [●], 2016”), FOR the SanDisk Adjournment Proposal (as defined in SanDisk’s “Notice of Special Meeting of SanDisk Stockholders to be Held on [●], 2016”) and FOR the SanDisk Non-Binding Advisory Proposal (as defined in SanDisk’s “Notice of Special Meeting of SanDisk Stockholders to be Held on [●], 2016”).

We are very excited about the opportunities the proposed merger brings to both Western Digital stockholders and SanDisk stockholders, and we thank you for your consideration and continued support.

Stephen D. Milligan	Sanjay Mehrotra

Chief Executive Officer	President and Chief Executive Officer

Western Digital Corporation	SanDisk Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [                    , 2016], and is first being mailed to Western Digital stockholders and SanDisk stockholders on or about [                    , 2016].

REFERENCES TO ADDITIONAL INFORMATION

As used in this joint proxy statement/prospectus, “Western Digital” refers to Western Digital Corporation and its consolidated subsidiaries, “Merger Sub” refers to Schrader Acquisition Corporation, and “SanDisk” refers to SanDisk Corporation and its consolidated subsidiaries. “We” or “our” refers to Western Digital and SanDisk. This joint proxy statement/prospectus incorporates important business and financial information about Western Digital and SanDisk from documents that each company has filed with the Securities and Exchange Commission, which we refer to as the SEC, but which have not been included in or delivered with this joint proxy statement/prospectus. For a list of documents incorporated by reference into this joint proxy statement/prospectus and how you may obtain them, see “Where You Can Find More Information” beginning on page 223.

This information is available to you without charge upon your written or oral request. You can also obtain the documents incorporated by reference into this joint proxy statement/prospectus by accessing the SEC’s website maintained at http://www.sec.gov.

In addition, Western Digital’s filings with the SEC are available to the public on Western Digital’s website, http://www.wdc.com, and SanDisk’s filings with the SEC are available to the public on SanDisk’s website, http://www.sandisk.com. Information contained on Western Digital’s website, SanDisk’s website or the website of any other person is not incorporated by reference into this joint proxy statement/prospectus, and you should not consider information contained on those websites as part of this joint proxy statement/prospectus.

Western Digital or its proxy solicitor will provide you with copies of such information that relates to Western Digital, without charge, if you request them in writing or by telephone from:

Western Digital Corporation

3355 Michelson Drive, Suite 100

Irvine, California 92612

Attention: Investor Relations

(800) 695-6399

E-mail: investor@wdc.com

Morrow & Co., LLC

470 West Ave

Stamford, CT 06902

(877) 849-0763

E-mail: wdc.info@morrowco.com

SanDisk or its proxy solicitor will provide you with copies of such information that relates to SanDisk, without charge, if you request them in writing or by telephone from:

SanDisk Corporation

951 SanDisk Drive

Milpitas, California 95035

Attention: Investor Relations

Tel.: (408) 801-1000

E-mail: ir@sandisk.com

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll free: (877) 825-8772

Banks and Brokers may call collect: (212) 750-5833

If you would like to request documents, please do so by [●], 2016, in order to receive them before the special meetings.

Western Digital has supplied, and is responsible for, all information contained in or incorporated by reference in this joint proxy statement/prospectus relating to Western Digital and Merger Sub, and SanDisk has supplied, and is responsible for, all information contained in or incorporated by reference in this joint proxy statement/prospectus relating to SanDisk. No one else has been authorized to give you any other information, and neither Western Digital nor SanDisk takes responsibility for any information that others may give you. This joint proxy statement/prospectus is dated as of [●], 2016. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any other date or that information incorporated by reference in this joint proxy statement/prospectus is accurate as of any date other than the date of such information. Neither Western Digital’s nor SanDisk’s mailing of this joint proxy statement/prospectus will create any implication to the contrary. This joint proxy statement/prospectus does not constitute an offer to sell any securities, a solicitation of an offer to buy any securities, or the solicitation of a proxy, in each case in any jurisdiction in which such offer or solicitation would be unlawful.

3355 Michelson Drive, Suite 100

Irvine, California 92612

NOTICE OF SPECIAL MEETING OF WESTERN DIGITAL STOCKHOLDERS

TO BE HELD ON [●], 2016

To the Stockholders of WESTERN DIGITAL CORPORATION:

Western Digital will hold a special meeting of stockholders at [●], located at [●], on [●], 2016, at [●], local time, unless postponed or adjourned to a later date. This special meeting will be held for the following purposes:

1. to approve the issuance of Western Digital common stock in connection with the merger (the “Merger”) of Schrader Acquisition Corporation (“Merger Sub”) with and into SanDisk Corporation (“SanDisk”) with SanDisk continuing as the Surviving Corporation (as defined in “The Merger Agreement —The Merger”) and as a direct wholly owned subsidiary of Western Digital Technologies, Inc. (“WDT”), which is a wholly owned subsidiary of Western Digital Corporation (“Western Digital”), to the extent such issuance would require approval under NASDAQ Stock Market Rule 5635(a); the Merger being effected pursuant to the Agreement and Plan of Merger, dated October 21, 2015, by and among Western Digital, Merger Sub and SanDisk (the “Merger Agreement”), a copy of which is attached as Annex A to the joint proxy statement/ prospectus accompanying this notice (the “NASDAQ Stock Issuance Proposal”);

2. to approve adjournments of the Western Digital special meeting, if necessary or appropriate, including to permit further solicitation of proxies if there are not sufficient votes at the time of the Western Digital special meeting to approve the NASDAQ Stock Issuance Proposal (the “Western Digital Adjournment Proposal”); and

3. to approve, by non-binding, advisory vote, compensation that will or may be paid or become payable by Western Digital to one of its named executive officers, in connection with the Merger (the “Western Digital Non-Binding Advisory Proposal”).

These items of business are described in the accompanying joint proxy statement/prospectus. Please refer to the attached document, including the Merger Agreement and all other annexes, including any documents incorporated by reference, for further information with respect to the business to be transacted at the Western Digital special meeting. You are encouraged to read the entire document carefully before voting. In particular, see the section entitled “Risk Factors” beginning on page 36.

Only Western Digital stockholders of record at the close of business on [●], 2016 are entitled to notice of the Western Digital special meeting and to vote at the Western Digital special meeting and any adjournments or postponements of the Western Digital special meeting. The Western Digital board of directors has fixed the close of business on [●] as the record date for determination of Western Digital stockholders entitled to receive notice of, and to vote at, the Western Digital special meeting or any adjournments or postponements thereof.

The Western Digital board of directors has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and has determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, advisable and in the best interests of Western Digital and Western Digital’s stockholders. The Western Digital board of directors has approved and declared fair, advisable and in the best interests of, Western Digital and Western Digital’s stockholders, the NASDAQ Stock Issuance Proposal. The Western Digital board of directors recommends that you vote “FOR” the NASDAQ Stock Issuance Proposal, “FOR” the Western Digital Adjournment Proposal, and “FOR” the Western Digital Non-Binding Advisory Proposal.

In deciding to approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the NASDAQ Stock Issuance Proposal, the Western Digital board of directors considered a number of factors, including those listed beginning on page 99.

Your vote is very important regardless of the number of shares that you own. Whether or not you plan to attend the Western Digital special meeting in person, please complete, sign and date the enclosed proxy card(s) as soon as possible and return it in the postage-paid envelope provided, or vote your shares by telephone or over the Internet as described in the accompanying joint proxy statement/prospectus. Submitting a proxy or voting by telephone or Internet now will not prevent you from being able to vote at the Western Digital special meeting by attending in person and casting a vote. However, if you do not return or submit your proxy or vote your shares by telephone or over the Internet or vote in person at the Western Digital special meeting, it will have no effect in determining the outcome of the NASDAQ Stock Issuance Proposal, provided that a quorum is achieved. If you attend the Western Digital special meeting in person or by proxy, and you abstain from voting, that will have the same effect as a vote AGAINST approval of the NASDAQ Stock Issuance Proposal.

Western Digital stockholders who hold their Western Digital common stock beneficially in “street name” and wish to submit a proxy must provide instructions to the broker, bank, trustee or other nominee that holds their Western Digital common stock as to how to vote their Western Digital common stock with respect to the proposals above. Western Digital stockholders who hold their Western Digital common stock beneficially in “street name” and wish to vote in person at the Western Digital special meeting must obtain proxies issued in their own names (known as a “legal proxy”) from their broker, bank or trustee.

By Order of the Board of Directors,

MICHAEL C. RAY

Executive Vice President, Chief Legal Officer and

Secretary

Irvine, California

                [●], 2016

Please vote your shares promptly. You can find instructions for voting on the enclosed proxy card.

If you have questions, contact:

Western Digital Corporation

3355 Michelson Drive, Suite 100

Irvine, California 92612

Attention: Investor Relations

(800) 695-6399

E-mail: investor@wdc.com

or

Morrow & Co. LLC

470 West Ave

Stamford, CT 06902

Banks and Brokers call collect: (203) 658-9400

All others call toll-free: (877) 849-0763

YOUR VOTE IS VERY IMPORTANT.

SANDISK CORPORATION

951 SanDisk Drive

Milpitas, California 95035

NOTICE OF SPECIAL MEETING OF SANDISK STOCKHOLDERS

To Be Held on [●]

To the Stockholders of SANDISK CORPORATION:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of SanDisk Corporation, a Delaware corporation (“SanDisk”), will be held at SanDisk’s corporate headquarters, 951 SanDisk Drive, Milpitas, CA 95035, at [●] local time, on [●], for the following purposes, as more fully described in the joint proxy statement/prospectus accompanying this notice:

1.	to approve the adoption of the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated as of October 21, 2015, by and among Western Digital Corporation, Schrader Acquisition Corporation (“Merger Sub”) and SanDisk, the merger of Merger Sub with and into SanDisk, with SanDisk continuing as the Surviving Corporation of such merger (such merger, the “Merger”) and the transactions contemplated by the Merger Agreement (the “Merger Proposal”);

2.	to adjourn the SanDisk special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal (the “SanDisk Adjournment Proposal”); and

3.	to approve, by non-binding, advisory vote, compensation that will or may be paid or become payable by SanDisk to its named executive officers in connection with the Merger (the “SanDisk Non-Binding Advisory Proposal”).

This joint proxy statement/prospectus describes the proposals listed above in more detail. Please refer to the attached document, including the Merger Agreement and all other annexes, including any documents incorporated by reference, for further information with respect to the business to be transacted at the SanDisk special meeting. You are encouraged to read the entire document carefully before voting. In particular, see the section entitled “Risk Factors” beginning on page 36.

The SanDisk board of directors has fixed the close of business on [●] as the record date for determination of SanDisk stockholders entitled to receive notice of, and to vote at, the SanDisk special meeting or any adjournments or postponements thereof. Only SanDisk stockholders of record at the close of business on [●] are entitled to receive notice of, and to vote at, the SanDisk special meeting or any adjournment or postponement thereof.

The board of directors of SanDisk has unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of SanDisk and its stockholders and recommends that SanDisk stockholders vote: “FOR” the Merger Proposal; “FOR” the SanDisk Adjournment Proposal; and “FOR” the SanDisk Non-Binding Advisory Proposal.

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN. The Merger cannot be completed without the approval of the Merger Agreement by the affirmative vote of a majority of the outstanding shares of SanDisk common stock.

SanDisk stockholders as of [●] may have their SanDisk common stock voted by submitting a proxy by following the instructions provided in this joint proxy statement/prospectus or on the enclosed proxy card or voting instruction form. SanDisk strongly recommends that SanDisk stockholders entitled to vote submit a proxy even if they plan to attend the SanDisk special meeting. Submitting a proxy or voting by telephone or Internet now will not prevent you from being able to vote at the SanDisk special meeting by attending in person and casting a vote. If you do not return or submit your proxy or vote your shares by telephone or over the Internet or vote in person at the SanDisk special meeting, it will have the same effect as a vote AGAINST the approval of the Merger Proposal. If you attend the SanDisk special meeting in person or by proxy, and you abstain from voting, that will have the same effect as a vote AGAINST approval of the Merger Proposal.

SanDisk stockholders who hold their SanDisk common stock beneficially in “street name” and wish to submit a proxy must provide instructions to the broker, bank, trustee or other nominee that holds their SanDisk common stock as to how to vote their SanDisk common stock with respect to the proposals above. SanDisk stockholders who hold their SanDisk common stock beneficially in “street name” and wish to vote in person at the SanDisk special meeting must obtain proxies issued in their own names (known as a “legal proxy”) from their broker, bank or trustee.

If you have any questions concerning the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, or this joint proxy statement/prospectus, would like additional copies or need help voting your SanDisk common stock, please contact SanDisk or SanDisk’s proxy solicitor:

SanDisk Corporation

951 SanDisk Drive

Milpitas, California 95035

Attention: Investor Relations

Tel.: (408) 801-1000

E-mail: ir@sandisk.com

or

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll free: (877) 825-8772

Banks and Brokers may call collect: (212) 750-5833

By Order of the Board of Directors,

Michael E. Marks

Chairman of the Board of Directors

i

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS AND THE MERGER

The following questions and answers briefly address some questions that you may have about the special meetings and the Merger. They may not include all the information that is important to you. Western Digital, Merger Sub and SanDisk urge you to read carefully this entire joint proxy statement/prospectus, including the annexes and the other documents to which we have referred you. We have included cross-references in certain parts of this section to direct you to a more detailed description of each topic presented elsewhere in this joint proxy statement/prospectus.

Q:	What is this document?

A:	This joint proxy statement/prospectus serves as the joint proxy statement through which Western Digital and SanDisk provide their respective stockholders with important information regarding their respective special meetings, the Merger and the other transactions contemplated by the Merger Agreement and solicit proxies to obtain approvals from their respective stockholders for the adoption of the Merger Agreement (in the case of SanDisk) and the issuance of Western Digital common stock (in the case of Western Digital in connection with the Merger), to the extent such issuance requires approval pursuant to NASDAQ Stock Market Rules 5635(a), which, subject to certain exceptions, generally requires stockholder approval prior to issuances of common stock in connection with a merger to the extent such issuance would equal or exceed 20% of the issuer’s issued and outstanding common stock. It also serves as the prospectus by which Western Digital will offer and issue Western Digital common stock pursuant to the Merger.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	The board of directors of each of Western Digital, Merger Sub and SanDisk has approved the Merger of Merger Sub with and into SanDisk pursuant to the Merger Agreement that is described in this joint proxy statement/prospectus. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A. See “The Merger Agreement—The Merger” and “The Merger Agreement—Effective Time and Completion of the Merger” for more information.

In order to complete the transactions contemplated by the Merger Agreement, including the Merger, SanDisk stockholders must adopt the Merger Agreement and, if the Unis Investment does not close or the Unis SPA is terminated by the Effective Time of the Merger (as defined in “The Merger Agreement—Effective Time and Completion of the Merger”), Western Digital stockholders must approve the issuance of shares of Western Digital common stock in connection with the Merger as such issuance would equal or exceed 20% of Western Digital’s issued and outstanding common stock, and all other conditions to the Merger set forth in the Merger Agreement must be satisfied or waived. If the Unis Investment does close prior to the Effective Time of the Merger, the approval by the stockholders of Western Digital is not a condition to consummation of the Merger. Regardless of whether the Unis Investment closes, Western Digital will seek approval of Western Digital stockholders to issue a number of its shares in connection with the Merger to the extent such issuances requires approval pursuant to NASDAQ Stock Market Rule 5635(a), which, subject to certain exceptions, generally requires stockholder approval prior to issuances of common stock in connection with a merger to the extent such issuances would equal or exceed 20% of the issuer’s issued and outstanding common stock, as Western Digital stockholder approval will maximize Western Digital’s flexibility with respect to the Merger. Absent such approval, Western Digital may not be able to exercise its right to reallocate the cash and stock consideration for SanDisk stockholders in the Merger in the event of the Closing Cash Shortfall (as defined in “Questions and Answers about the Special Meetings and the Merger—What will SanDisk stockholders receive in the Merger?”) and Western Digital might need to convert certain SanDisk equity incentive awards into cash settled awards or rely on exceptions to NASDAQ Stock Market Rule 5635(a). Western Digital and SanDisk will hold separate special meetings of their respective stockholders to vote on these proposals. This joint proxy statement/prospectus contains important information, which you should read carefully, about the Merger Agreement, the transactions contemplated by the Merger Agreement, including the Merger and the issuance by Western Digital of shares of Western Digital common stock in connection with the Merger, and the respective special meetings of the stockholders of Western Digital and the stockholders of SanDisk.

The enclosed proxy materials allow you to grant a proxy or vote your shares by telephone or Internet without attending your respective company’s special meeting in person.

Your vote is important. We encourage you to submit your proxy or vote your shares by telephone or Internet as soon as possible.

Q:	What is the Unis Investment?

A:	As publicly announced by Western Digital in Western Digital’s Current Report on Form 8-K filed on September 30, 2015, Western Digital entered into a stock purchase agreement (the “Unis SPA”) with Unis Union Information System Ltd., a Hong Kong corporation (the “Unis Investor”), and Unisplendour Corporation Limited, a Chinese corporation (the “Unis Guarantor” and, together with Unis Investor, the “Unis Parties”), pursuant to which Western Digital agreed to issue and sell to the Unis Investor 40,814,802 shares of Western Digital common stock, $0.01 par value per share for $92.50 per share, for an aggregate purchase price of approximately $3.775 billion, and the Unis Guarantor agreed to guarantee the payment and performance of the Unis Investor’s obligations therein (collectively, the “Unis Investment” and, the consummation of the Unis Investment, the “Unis Closing”). The obligations of Western Digital and the Unis Parties to cause the Unis Closing to occur are subject to certain regulatory and other conditions as described in Western Digital’s public filings, including clearing the Committee on Foreign Investment in the United States (“CFIUS”) process and the receipt of certain other requisite regulatory approvals. The proceeds of the Unis Investment will be used to help fund the Base Cash Consideration (as defined below in “—What will SanDisk stockholders receive in the Merger?”). However, the closing of the Unis Investment is not conditioned upon the closing of the Merger, and the closing of the Merger is not conditioned upon the closing of the Unis Investment.

Q:	What is the proposed transaction for which I am being asked to vote?

A:	Western Digital and SanDisk stockholders are being asked to vote on two distinct issues. SanDisk stockholders are being asked to approve the Merger Proposal. Western Digital stockholders are being asked to approve the NASDAQ Stock Issuance Proposal. See “Merger Agreement—Merger Consideration; Cancellation of Shares” for more information regarding the Merger Consideration.

Q:	What if the Western Digital stockholder approval of the NASDAQ Stock Issuance Proposal is not obtained?

A:	If the Unis Investment does not close or if the Unis SPA is terminated by the time of the Merger, the approval by the Western Digital stockholders of the NASDAQ Stock Issuance Proposal is a condition to the obligation of the parties to the Merger Agreement to complete the Merger. If the Unis Investment does close by the time of the Merger, approval by Western Digital stockholders of the NASDAQ Stock Issuance Proposal is not a condition to the obligation of the parties to the Merger Agreement to complete the Merger; however, obtaining such approval is still important to Western Digital because without this approval Western Digital’s flexibility with respect to the mix of Merger Consideration (as defined in “Questions and Answers about the Special Meetings and the Merger—What will SanDisk stockholders receive in the Merger?”) will be limited. In particular, without this approval Western Digital may not be able to exercise its rights to alter the allocation of the cash and stock portions of Merger Consideration in the event of a Closing Cash Shortfall as described below and Western Digital might need to convert certain SanDisk equity awards into cash settled awards or rely on an exception to NASDAQ Stock Market Rule 5635(a). If this were to occur, Western Digital would need to use additional cash in lieu of issuing Western Digital common stock and might therefore need to incur additional debt to effect the Merger.

If the Unis Investment does not close or if the Unis SPA is terminated and the Western Digital stockholders do not approve the issuance of shares of Western Digital common stock pursuant to the Merger, then the parties are not obligated to consummate the Merger and have the right to terminate the Merger Agreement.

Q:	What if the SanDisk stockholder approval of the Merger Agreement is not obtained?

A:	If the SanDisk stockholder approval is not obtained, then the Merger will not be consummated.

Q:	Why are Western Digital and SanDisk proposing the Merger?

A:	The boards of directors of Western Digital and SanDisk believe that the Merger will provide substantial strategic and financial benefits to the stockholders of their respective companies. To review the reasons for the Merger, see “The Merger—Western Digital’s Reasons for the Merger and Recommendation of Western Digital’s Board of Directors” and “The Merger—SanDisk’s Reasons for the Merger and Recommendation of SanDisk’s Board of Directors” for more information.

Q:	What are the positions of the Western Digital board of directors and the SanDisk board of directors regarding the Merger and the related proposals which are being put to a vote of their respective stockholders?

A:	Both boards of directors have unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, advisable and in the best interests of, their respective companies and stockholders. The Western Digital board of directors unanimously recommends that the Western Digital stockholders vote FOR the NASDAQ Stock Issuance Proposal, FOR the Western Digital Adjournment Proposal, and FOR the Western Digital Non-Binding Advisory Proposal at the Western Digital special meeting. The SanDisk board of directors unanimously recommends that the SanDisk stockholders vote FOR the Merger Proposal, FOR the SanDisk Adjournment Proposal and FOR the SanDisk Non-Binding Advisory Proposal at the SanDisk special meeting. See “The Merger—Western Digital’s Reasons for the Merger and Recommendation of Western Digital’s Board of Directors” and “The Merger—SanDisk’s Reasons for the Merger and Recommendation of SanDisk’s Board of Directors” for more information.

Q:	What vote is required to approve each proposal on the agenda for the Western Digital special meeting?

A:	The approval of the NASDAQ Stock Issuance Proposal requires the affirmative vote of a majority of shares present in person or represented by proxy at the Western Digital special meeting and entitled to vote, assuming a quorum is present. If you are a Western Digital stockholder who attends the meeting in person or by proxy, and you abstain from voting, that will have the same effect as a vote AGAINST approval of the NASDAQ Stock Issuance Proposal. Shares not in attendance whether by proxy or in person at the Western Digital special meeting and broker non-votes will have no effect on the outcome of the NASDAQ Stock Issuance Proposal, provided that a quorum is achieved. See “Questions and Answers about the Special Meetings and the Merger—What if I don’t provide my bank, broker or other nominee with instructions on how to vote?” for an explanation of broker non-votes.

To approve the Western Digital Adjournment Proposal, the affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Western Digital special meeting and entitled to vote is required, regardless of whether a quorum is present. If you are present in person or represented by proxy, attend the meeting in person or by proxy, and vote to abstain, it will have the same effect as a vote AGAINST the Western Digital Adjournment Proposal, while broker non-votes and shares not in attendance at the Western Digital special meeting will have no effect on the outcome of the Western Digital Adjournment Proposal. See “The Western Digital Special Meeting—Quorum and Vote Required” for more information.

To approve the Western Digital Non-Binding Advisory Proposal, the affirmative vote of a majority of the shares of Western Digital common stock present in person or represented by proxy at the Western Digital special meeting and entitled to vote is required, assuming a quorum is present. If you are a Western Digital stockholder who attends the meeting in person or by proxy, and you abstain from voting, that will have the same effect as a vote AGAINST approval of the Western Digital Non-Binding Advisory Proposal. Broker non-votes and shares not in attendance at the Western Digital special meeting will have no effect on the Western Digital Non-Binding Advisory Proposal, provided that a quorum is achieved. See “The Western Digital Special Meeting—Quorum and Vote Required” for more information. The Western Digital Non-Binding Advisory Proposal is advisory, and therefore not binding on Western Digital, Western Digital’s compensation committee or the Western Digital board of directors. However, the Western Digital board of directors and Western Digital’s compensation committee value the opinions of the Western Digital stockholders, and Western Digital’s compensation committee will consider the Western Digital stockholders’ opinions and will evaluate whether any actions are necessary to address any concerns.

Q:	What vote is required to approve each proposal on the agenda for the SanDisk special meeting?

A:	The Merger Proposal requires the affirmative vote of a majority of the outstanding shares of SanDisk common stock entitled to vote at the SanDisk special meeting. Abstentions, broker-non votes and shares not in attendance at the SanDisk special meeting will have the same effect as a vote AGAINST the Merger Proposal.

To approve the SanDisk Adjournment Proposal, the affirmative vote of a majority of the shares of SanDisk common stock present in person or represented by proxy at the SanDisk special meeting and entitled to vote is required regardless of whether a quorum is present. Abstentions will have the same effect as a vote AGAINST the SanDisk Adjournment Proposal, while broker non-votes and shares not in attendance at the SanDisk special meeting will have no effect on the outcome of the SanDisk Adjournment Proposal.

To approve the SanDisk Non-Binding Advisory Proposal, the affirmative vote of a majority of the shares of SanDisk common stock present in person or represented by proxy at the SanDisk special meeting and entitled to vote is required, assuming a quorum is present. Abstentions will have the same effect as a vote AGAINST the SanDisk Non-Binding Advisory Proposal, while broker non-votes and shares not in attendance at the SanDisk special meeting will have no effect on the outcome of the SanDisk Non-Binding Advisory Proposal, provided that a quorum is achieved. See “The SanDisk Special Meeting—Quorum and Vote Required” for more information. The SanDisk Non-Binding Advisory Proposal is advisory, and therefore not binding on SanDisk, SanDisk’s compensation committee or the SanDisk board of directors. However, the SanDisk board of directors and SanDisk’s compensation committee value the opinions of the SanDisk stockholders, and SanDisk’s compensation committee will consider the SanDisk stockholders’ opinions and will evaluate whether any actions are necessary to address any concerns. See “The SanDisk Special Meeting—Quorum and Vote Required” for more information.

Q:	What will happen in the Merger?

A:	In the Merger, Merger Sub, a direct wholly owned subsidiary of Western Digital Technologies, Inc. (“WDT”), which is a wholly owned subsidiary of Western Digital, will merge with and into SanDisk, with SanDisk continuing as the Surviving Corporation (as defined in “The Merger Agreement—The Merger”) of the Merger and as a wholly owned indirect subsidiary of Western Digital. See “The Merger Agreement—Effective Time and Completion of the Merger” for more information.

Q:	Will the Merger affect the board of directors or officers of Western Digital after the Merger?

A:	Yes. The chief executive officer of SanDisk, Sanjay Mehrotra will be appointed to the board of directors of Western Digital at the Effective Time of the Merger. Western Digital expects that all directors and officers of Western Digital will continue to serve as members of the board of directors and officers of Western Digital, as applicable, after the Merger is complete.

Q:	What will SanDisk stockholders receive in the Merger?

A:	Pursuant to the terms of the Merger Agreement, if at the time of the consummation of the Merger, the Unis Investment (as defined above in “What is the Unis Investment?”) has closed, each SanDisk stockholder will receive in exchange for each share of SanDisk common stock 0.0176 (the “Base Exchange Ratio”) shares of Western Digital common stock and $85.10 in cash (the “Base Cash Consideration” and together with the stock consideration, the “Base Merger Consideration”). If the Unis Investment does not close or the Unis SPA has been terminated by the time of the consummation of the Merger, each SanDisk stockholder will receive in exchange for each share of SanDisk common stock, 0.2387 shares of Western Digital common stock (the “Alternate Exchange Ratio”) and $67.50 in cash (the “Alternate Cash Consideration” and together with the stock consideration, the “Alternate Merger Consideration”). The Alternate Merger Consideration or the Base Merger Consideration as applicable will also be referred to as the “Merger Consideration.”

The above allocation between cash and shares of Western Digital common stock is subject to reallocation, at Western Digital’s election: if on the closing date of the Merger, the amount of cash and cash equivalents held by SanDisk or any of its subsidiaries available for use or that can be repatriated in the United States, in each case without the payment of withholding tax or U.S. income tax (the “Available Cash”) is less than (x) $4.049 billion if the closing occurs before June 30, 2016 and (y) $4.139 billion if the closing occurs on or after June 30, 2016 (the “Target Available Cash”, and the amount of such shortfall, if any, the “Closing Cash Shortfall”). If Western Digital so elects, the cash portion of the per share Merger Consideration will be reduced by the Closing Cash Shortfall, divided by the number of shares of SanDisk common stock outstanding as of the closing date (the “Per Share Cash Reduction Amount”), and the Western Digital common stock portion of the per share Merger Consideration will be increased by a number of shares of Western Digital common stock equal to the Per Share Cash Reduction Amount divided by $79.5957.

The table below shows the impact that a 0%, 10% and 25% Closing Cash Shortfall would have on the consideration received by SanDisk stockholders both in the event that the Merger closes prior to or on or after June 30, 2016, pursuant to Section 3.1(g) of the Merger Agreement. A Closing Cash Shortfall would result in adjustments to the Base Cash Consideration, Base Exchange Ratio, Alternate Cash Consideration and the Alternate Exchange Ratio (resulting in the “Adjusted Base Cash Consideration”, “Adjusted Base Exchange Ratio”, “Adjusted Alternate Cash Consideration” and the “Adjusted Alternate Exchange Ratio”, respectively). As of September 27, 2015, SanDisk had a total of $3.743 billion in cash and cash equivalents and marketable securities which can be sold and proceeds held as cash or cash equivalents available for use in the United States or that can be repatriated to the United States, without payment of withholding tax or U.S. income taxes. Such Available Cash as of September 27, 2015 is not indicative of the amount of Available Cash SanDisk will have as of the actual closing date of the Merger and SanDisk’s actual closing date Available Cash is subject to the risks associated with operating SanDisk’s business, which are described in SanDisk’s Exchange Act reports, including SanDisk’s quarterly report on Form 10-Q for the quarter ended September 27, 2015, which is incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.” The table below uses the number of shares of SanDisk common stock that were outstanding as of December 4, 2015.

	The Merger Closes Prior to June 30, 2016
Closing Cash Shortfall	Adjusted Base Cash Consideration	Adjusted Base Exchange Ratio	Adjusted Alternate Cash Consideration	Adjusted Alternate Exchange Ratio
0%	$85.10	0.0176	$67.50	0.2387
10%	$83.08	0.0429	$65.48	0.2640
25%	$80.06	0.0809	$62.46	0.3020

	The Merger Close On or After June 30, 2016
Closing Cash Shortfall	Adjusted Base Cash Consideration	Adjusted Base Exchange Ratio	Adjusted Alternate Cash Consideration	Adjusted Alternate Exchange Ratio
0%	$85.10	0.0176	$67.50	0.2387
10%	$83.04	0.0435	$65.44	0.2646
25%	$79.95	0.0823	$62.35	0.3034

Western Digital will not issue fractional shares as a result of the Merger and instead each holder of SanDisk common stock that would otherwise be entitled to a fraction of a share of Western Digital common stock will be entitled to receive a cash payment in lieu thereof, which payment will represent such holder’s proportionate interest in the net proceeds from the sale by the exchange agent on behalf of such holders of the fractions of shares of Western Digital common stock that would otherwise be issued (the “Excess Shares”). Until the net proceeds of such sale have been distributed to the holders of SanDisk common stock entitled to such proceeds, the exchange agent will hold such proceeds as part of the Exchange Fund (as defined in “The Merger Agreement—Exchange Procedures”). Notwithstanding the foregoing, Western Digital may elect at its option, in lieu of the issuance and sale of Excess Shares and the making of payments described herein, to pay each former holder of shares of SanDisk common stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such former holder would otherwise be entitled by (B) the volume weighted average trading price of Western Digital common stock on NASDAQ for the five consecutive trading days ending on the trading day immediately preceding the closing date.

Q:	What percentage of Western Digital common stock will be owned by former SanDisk stockholders following the Merger?

A:	The issuance of additional shares of Western Digital common stock to stockholders of SanDisk, assuming that there is no Closing Cash Shortfall, and excluding potential issuance of shares to be issued under SanDisk’s outstanding convertible notes, will comprise approximately 1.52% of Western Digital’s issued and outstanding shares of common stock (if the planned Unis Investment closes prior to the Merger) or approximately 20.64% of Western Digital’s issued and outstanding shares of common stock (if the planned Unis Investment has not closed or the Unis SPA has been terminated), based on the number of issued and outstanding shares of Western Digital common stock and SanDisk common stock on December 4, 2015. In addition, the former SanDisk stockholders’ ownership of Western Digital common stock will also depend on (1) whether there is a Closing Cash Shortfall and Western Digital elects to reallocate the stock and cash consideration as described above and (2) whether Western Digital elects to convert any SanDisk equity awards into cash settled awards.

The relative Western Digital and SanDisk stockholder ownership immediately following the Merger as a function of (i) whether the Unis Closing has occurred prior to the Effective Time, (ii) whether the Merger closes prior to or on or after June 30, 2016 and (iii) a potential Closing Cash Shortfall of 0%, 10% and 25% are illustrated in the following table, which uses the number of shares of SanDisk common stock that were outstanding as of December 4, 2015, and excludes the impact of the conversion of SanDisk equity awards.

The Merger Closes Prior to June 30, 2016	Unis Investment Closes Prior to the Merger		Unis Investment Does Not Close or the Unis SPA is Terminated Prior to the Merger
Closing Cash Shortfall	SanDisk	Western Digital (with Unis Investor)	SanDisk	Western Digital
0%	1.28%	98.72%	17.11%	82.89%
10%	3.06%	96.94%	18.59%	81.41%
25%	5.62%	94.38%	20.71%	79.29%

The Merger Closes On or After June 30, 2016	Unis Investment Closes Prior to the Merger		Unis Investment Does Not Close or the Unis SPA is Terminated Prior to the Merger
Closing Cash Shortfall	SanDisk	Western Digital (with Unis Investor)	SanDisk	Western Digital
0%	1.28%	98.72%	17.11%	82.89%
10%	3.10%	96.90%	18.62%	81.38%
25%	5.71%	94.29%	20.78%	79.22%

Q:	Do SanDisk stockholders have appraisal rights?

A:	Under the General Corporation Law of the State of Delaware, referred to as the DGCL, holders of SanDisk common stock who do not vote for the adoption of the Merger Agreement have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the Merger is completed, but only if they comply with all applicable requirements of Delaware law, which are summarized in this document and attached as Annex E. This appraisal amount could be more than, the same as, or less than the amount a SanDisk stockholder would be entitled to receive under the Merger Agreement. Any holder of SanDisk common stock intending to exercise appraisal rights, among other things, must submit a written demand for appraisal to SanDisk prior to the vote on the adoption of the Merger Agreement and must not vote or otherwise submit a proxy in favor of adoption of the Merger Agreement. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights. Because of the complexity of Delaware law relating to appraisal rights, if you are considering exercising your appraisal rights, SanDisk encourages you to seek the advice of your own legal counsel. These procedures are summarized in this joint proxy statement/prospectus in the section titled “The Merger—Rights of Appraisal for SanDisk Stockholders”.

Q:	When do you expect to complete the Merger?

A:	While Western Digital and SanDisk expect to complete the Merger in the third calendar quarter of 2016, the completion of the Merger is subject to the satisfaction of certain conditions to closing, including the receipt of required regulatory approvals. See “The Merger Agreement—Effective Time and Completion of the Merger”.

Q:	What is required to complete the Merger?

A:	The obligations of Western Digital and SanDisk to consummate the Merger are subject to the satisfaction or waiver of certain conditions, including adoption by SanDisk stockholders of the Merger Agreement and if the Unis Investment does not close or the Unis SPA is terminated by the Effective Time of the Merger, approval by Western Digital stockholders of the NASDAQ Stock Issuance Proposal; no material action being taken by any governmental entity enjoining or otherwise prohibiting consummation of any of the Merger; no law passed by any governmental entity making the consummation of the Merger illegal; receipt of required regulatory approvals; approval by NASDAQ for listing of the Western Digital common stock to be allotted and issued pursuant to the Merger; accuracy of representations and warranties of the parties to the applicable standard provided by the Merger Agreement; no event occurring that had or would reasonably be expected to have a material adverse effect on Western Digital or SanDisk; compliance by the parties with their covenants in the Merger Agreement in all material respects; and the effectiveness of the registration statement (the “Registration Statement”) of which this joint proxy statement/prospectus forms a part, as well as other customary closing conditions. In addition, the Merger Agreement provides that there will be a marketing period prior to closing of the Merger in order to provide Western Digital the opportunity to market the Debt Financing (see “Questions and Answers about the Special Meetings and the Merger—What is the Marketing Period?” for more information about the marketing period).

Q:	What are the U.S. federal income tax consequences of the Merger to U.S. holders of SanDisk common stock ?

A:	The exchange of SanDisk common stock pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. holder (as defined in “Material United States Federal Income Tax Consequences”) of SanDisk common stock who receives the Merger Consideration in exchange for such U.S. holder’s shares of SanDisk common stock generally will recognize taxable gain or loss in an amount equal to the difference, if any, between the fair market value of the Merger Consideration received and such U.S. holder’s adjusted tax basis in the shares of SanDisk common stock exchanged therefor. See “Material United States Federal Income Tax Consequences” for more information.

Q:	What is the amount of financing to be incurred in connection with the Merger?

A:	The transaction will be financed by a mix of cash, new debt financing and Western Digital common stock. In connection with the transaction, Western Digital expects to enter into new debt facilities totaling $18.1 billion. Western Digital has received commitments for a $1 billion revolving credit facility, $3 billion in amortizing term loans, $6 billion in other term loans and $8.1 billion in secured and unsecured bridge facilities. Western Digital expects to issue approximately $5.1 billion in secured and unsecured notes in lieu of drawing on the full amount of bridge facilities at close, with the amount of the bridge facilities drawn at closing to be repaid with available cash. The proceeds from the new debt facilities are expected to be used to pay part of the purchase price, refinance existing debt of Western Digital and SanDisk and pay transaction related fees and expenses.

If Western Digital stockholders do not approve the issuance of Western Digital common stock in connection with the Merger, it will substantially decrease Western Digital’s flexibility to exercise its rights to increase the stock component and decrease the cash component of the Merger Consideration in the event of a Closing Cash Shortfall and its ability to convert certain SanDisk equity awards into cash settled awards (unless Western Digital utilizes an exception under NASDAQ Stock Market Rule 5635(a)), which may require Western Digital to incur additional indebtedness as a result of a Closing Cash Shortfall.

Q:	What is the Marketing Period?

A:	The Marketing Period (as defined in “The Merger Agreement—Effective Time and Completion of the Merger”) is the first period of thirty consecutive calendar days, subject to certain terms and excluded dates set forth in the Merger Agreement, commencing (a) after the date on which Western Digital will have received all requested financing information in connection with the Debt Financing and such financing information meets certain requirements set forth in the Merger Agreement and (b) on the earlier of (i) the Marketing Period Trigger Date (as defined in “The Merger Agreement—Effective Time and Completion of the Merger”) and (ii) the date on which the conditions to each party’s obligation to effect the Merger and the conditions to the obligations of Western Digital and Merger Sub to effect the Merger will have been satisfied and nothing has occurred and no condition or state of fact exists that would cause any of such conditions to fail to be satisfied assuming the closing were to be scheduled for any time during such thirty consecutive calendar day period; provided that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated. For more information about the Marketing Period please see “The Merger Agreement—Effective Time and Completion of the Merger”.

Q:	Does my vote matter?

A:

Yes, your vote is very important. Western Digital and SanDisk cannot consummate the Merger unless the SanDisk common stockholders approve the Merger Proposal and, if the Unis Investment does not close by the Effective Time of the Merger or the Unis SPA is terminated, the Western Digital stockholders approve the NASDAQ Stock Issuance Proposal. In addition if Western Digital stockholders do not approve the NASDAQ Stock Issuance Proposal in the event that the Unis Investment closes prior to the Effective Time of the Merger, Western Digital will have less flexibility to reallocate the stock and cash consideration in the event of a Closing Cash Shortfall and less flexibility to rollover the SanDisk equity awards to Western Digital equity awards, and therefore Western Digital might need to use additional cash in lieu of issuing Western Digital common stock and incur additional debt to effect the Merger. Whether or not you plan to attend the Western Digital or SanDisk special meeting, please vote as soon as possible by following the instructions in this joint proxy statement/prospectus.

Q:	Should SanDisk stockholders send in stock certificates now?

A:	NO, SANDISK STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATE(S) WITH THE PROXY CARD(S). If the Merger is completed, Western Digital will send SanDisk stockholders written instructions for sending in their stock certificates or, in the case of book-entry shares, for surrendering their book-entry shares. See “The SanDisk Special Meeting—Proxy Solicitations”, and “The Merger Agreement—Exchange of Shares” for more information.

Q:	Who can answer my questions about the Merger?

A:	If you have any questions about the Merger or your special meeting, need assistance in voting your shares, or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card(s), you should contact:

If you are a Western Digital stockholder:

Morrow & Co., LLC

470 West Ave

Stamford, CT 06902

Banks and Brokers call collect: (203) 658-9400

All others call toll-free: (877) 849-0763

If you are a SanDisk stockholder:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Banks and Brokers may call collect: (212) 750-5833

Shareholders may call toll free: (877) 825-8772

Q:	When and where are the special meetings?

A:	The Western Digital special meeting will be held at [●], located at [●], [●], local time on [●], 2016.

The SanDisk special meeting will be held at SanDisk’s headquarters, located at 951 SanDisk Drive, Milpitas, CA 95035, [●], local time on [●], 2016.

Q:	Who is eligible to vote at the Western Digital and the SanDisk special meetings?

A:	Owners of Western Digital common stock are eligible to vote at the Western Digital special meeting if they are stockholders of record at the close of business on [●], 2016 (the “Western Digital Record Date”). See “The Western Digital Special Meeting—Record Date; Outstanding Shares; Shares Entitled to Vote” for more information.

Owners of SanDisk common stock are eligible to vote at the SanDisk special meeting if they are stockholders of record at the close of business on [●], 2016 (the “SanDisk Record Date”). See “The SanDisk Special Meeting—Record Date; Outstanding Shares; Shares Entitled to Vote” for more information.

Q:	What constitutes a quorum?

A:	A quorum for Western Digital or SanDisk is the presence at the Western Digital special meeting or SanDisk special meeting, respectively, either in person or by proxy, of holders of outstanding Western Digital or SanDisk, common stock, respectively, entitled to vote and representing at least a majority of the outstanding voting power of Western Digital or SanDisk common stock, respectively. Abstentions (Western Digital or SanDisk common stock that are represented in person at the respective special meeting or for which proxies have been received but for which the holders have abstained from voting), if any, will be included in the calculation of the number of Western Digital or SanDisk shares represented at the respective special meetings for purposes of determining whether a quorum has been achieved. Broker non-votes will not be included in the calculation of the number of Western Digital or SanDisk shares represented at the respective special meetings for purposes of determining whether quorum has been achieved.

Q:	What should I do now?

A:	You should read this joint proxy statement/prospectus carefully, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or over the Internet as soon as possible so that your shares will be represented and voted at the Western Digital or SanDisk special meeting, as applicable. A number of banks and brokerage firms participate in a program that also permits stockholders whose shares are held in “street name” to direct their vote by telephone or over the Internet. This option, if available, will be reflected in the voting instructions from the bank or brokerage firm that accompany this joint proxy statement/prospectus. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by telephone or over the Internet by following the voting instructions enclosed with the proxy form from the bank or brokerage firm. See “The Western Digital Special Meeting—How to Vote” and “The SanDisk Special Meeting—How to Vote” for more information.

Q:	What happens if I sell my shares before the Western Digital or SanDisk special meeting?

A:	If a SanDisk or Western Digital stockholder transfers his or her respective SanDisk or Western Digital common stock after the SanDisk Record Date or the Western Digital Record Date, as applicable, but before the applicable special meeting, the stockholder will retain (subject to any arrangements made with the purchaser of such stockholder’s shares) such stockholder’s right to vote at the meeting. In order for SanDisk stockholders to receive the Merger Consideration pursuant to the Merger, they must hold their shares through the Effective Time of the Merger.

Q:	How do I vote my Western Digital common stock?

A:	You may vote your shares of Western Digital common stock in person at the Western Digital special meeting or by proxy. Western Digital recommends that you submit your proxy even if you plan to attend the Western Digital special meeting. If you submit your proxy, you may change your vote if you attend and vote at the Western Digital special meeting; however, mere attendance at the Western Digital special meeting will have no effect on your vote.

Owners of record (that is, stockholders who hold shares of Western Digital common stock in their own name and not through a bank, broker or other nominee), as of the close of business on the record date, may vote in person at the Western Digital special meeting or by proxy. This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card(s) or submit your voting instructions by telephone or over the Internet, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the Western Digital special meeting for which proxies have been properly submitted (whether by mail, telephone or over the Internet) and not revoked. Owners of record have three ways to vote by proxy:

•	Internet: You can vote over the Internet at the web address shown on your proxy card(s). You will be prompted to enter your Control Number from your proxy card. This number will identify you as a stockholder of record. Follow the simple instructions that will be given to you to record your vote. If you vote over the Internet, do not return your proxy card(s).

•	Telephone: You can vote by telephone by calling the toll-free number on your proxy card(s). You will be prompted to enter your Control Number from your proxy card. This number will identify you as a stockholder of record. Follow the simple instructions that will be given to you to record your vote. If you vote by telephone, do not return your proxy card(s).

•	Mail: You can vote by mail by simply signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this joint proxy statement/prospectus.

If you sign and return your proxy card(s) but do not mark your card(s) to tell the proxies how to vote your shares on each proposal, your shares will be voted as recommended by the Western Digital board of directors with the following exception:

•	If you are one of Western Digital’s employees or former employees who participates in the Western Digital Common Stock Fund under the 401(k) Plan, you will receive a request for voting instructions with respect to all of the shares allocated to your plan account. You are entitled to direct T. Rowe Price Company, the plan trustee, how to vote your plan shares. If T. Rowe Price does not receive voting instructions for shares in your plan account, your shares will not be voted.

Q:	How do I vote my SanDisk common stock?

A:	You may vote your shares of SanDisk common stock in person at the SanDisk special meeting or by proxy. SanDisk recommends that you submit your proxy even if you plan to attend the SanDisk special meeting. If you submit your proxy, you may change your vote if you attend and vote at the SanDisk special meeting; however, mere attendance at the SanDisk special meeting will have no effect on your vote.

Owners of record (that is, stockholders who hold shares of SanDisk common stock in their own name and not through a bank, broker or other nominee), as of the close of business on the record date, may vote in person at the SanDisk special meeting or by proxy. This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card(s) or submit your voting instructions by telephone or over the Internet, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the SanDisk special meeting for which proxies have been properly submitted (whether by mail, telephone or over the Internet) and not revoked. Owners of record have three ways to vote by proxy:

•	Internet: You can vote over the Internet at the web address shown on your proxy card(s). You will be prompted to enter your Control Number from your proxy card. This number will identify you as a stockholder of record. Follow the simple instructions that will be given to you to record your vote. If you vote over the Internet, do not return your proxy card(s).

•	Telephone: You can vote by telephone by calling the toll-free number on your proxy card(s). You will be prompted to enter your Control Number from your proxy card. This number will identify you as a stockholder of record. Follow the simple instructions that will be given to you to record your vote. If you vote by telephone, do not return your proxy card(s).

•	Mail: You can vote by mail by simply signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this joint proxy statement/prospectus.

Q:	If I am going to attend my special meeting, should I return my proxy card(s)?

A:	Yes. Returning your completed, signed and dated proxy card(s) or voting by telephone or over the Internet ensures that your shares will be represented and voted at your special meeting. See “The Western Digital Special Meeting—How to Vote” and “The SanDisk Special Meeting—How to Vote” for more information.

Q:	How will my proxy be voted?

A:	If you complete, sign and date your proxy card(s) or vote by telephone or over the Internet, your shares will be voted in accordance with your instructions. If you sign and date your proxy card(s) but do not indicate how you want to vote at your special meeting:

•	for Western Digital stockholders of record as of the Western Digital Record Date, your shares will be voted FOR the NASDAQ Stock Issuance Proposal, FOR the Western Digital Adjournment Proposal, and FOR the Western Digital Non-Binding Advisory Proposal provided that if you are one of Western Digital’s employees or former employees who participates in the Western Digital Common Stock Fund under the Western Digital 401(k) Plan, you will receive a request for voting instructions with respect to all of the shares allocated to your plan account. You are entitled to direct T. Rowe Price Company, the plan trustee, how to vote your plan shares. If T. Rowe Price does not receive voting instructions for shares in your plan account, your shares will not be voted; and

•	for SanDisk stockholders of record as of the SanDisk Record Date, your shares will be voted FOR the Merger Proposal, FOR the SanDisk Adjournment Proposal and FOR the SanDisk Non-Binding Advisory Proposal.

Q.	Can I change my vote after I mail my proxy card(s) or vote by telephone or over the Internet?

A:	Yes. If you are a stockholder of record of Western Digital common stock or of SanDisk common stock (that is, you hold your shares in your own name and not through a bank, broker or other nominee) as of the close of business on the applicable record date for your special meeting, you can change your vote by:

•	sending a written notice to the corporate secretary of the company in which you hold shares that is received prior to your special meeting and states that you revoke your proxy;

•	signing, dating and delivering a new valid proxy card(s) bearing a later date that is received prior to your special meeting;

•	voting again by telephone or over the Internet by 11:59 p.m. pacific time on [●], 2016; or

•	attending your special meeting and voting in person, although your attendance alone will not revoke your proxy.

If your shares are held in a “street name” account, you must contact your broker, bank or other nominee to change your vote.

Q:	What if my bank, broker or other nominee holds my shares in “street name”?

A:	If a bank, broker or other nominee holds your shares for your benefit but not in your own name, your shares are in “street name.” In that case, your bank, broker or other nominee will send you a voting instruction form to use in voting your shares. The availability of telephone and Internet voting depends on the voting procedures of your bank, broker or other nominee. Please follow the instructions on the voting instruction form they send you. If your shares are held in the name of your bank, broker or other nominee and you wish to vote in person at your special meeting, you must contact your bank, broker or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to your applicable special meeting in order to vote in person.

Q:	What if I don’t provide my bank, broker or other nominee with instructions on how to vote?

A:

Generally, a bank, broker or other nominee may vote the shares that it holds for you only in accordance with your instructions. However, if your bank, broker or other nominee has not received your instructions, your bank, broker or other nominee has the discretion to vote on certain matters that are considered routine. A

“broker non-vote” occurs if your bank, broker or other nominee cannot vote on a particular matter because your bank, broker or other nominee has not received instructions from you and because the proposal is not routine. Each of the matters being presented to stockholders for a vote at the special meetings of Western Digital and SanDisk is not considered a routine matter. Therefore, your bank, broker or other nominee will not be permitted to vote at the special meeting without instruction from you as the beneficial owner of the shares of Western Digital or SanDisk common stock.

Q:	What if I abstain from voting?

A:	Your abstention from voting will have the following effect:

If you are a Western Digital stockholder:

For all proposals, a properly executed proxy marked “abstain” will be counted in determining whether a quorum is present at the Western Digital special meeting. With respect to the NASDAQ Stock Issuance Proposal, abstentions will have the same effect as a vote AGAINST the NASDAQ Stock Issuance Proposal. With respect to the Western Digital Adjournment Proposal, abstentions will have the same effect as a vote AGAINST the Western Digital Adjournment Proposal. With respect to the Western Digital Non-Binding Advisory Proposal, abstentions will have the same effect as a vote AGAINST the Western Digital Non-Binding Advisory Proposal.

If you are a SanDisk stockholder:

For all proposals, a properly executed proxy marked “abstain” will be counted in determining whether a quorum is present at the SanDisk special meeting. With respect to the Merger Proposal, abstentions will have the same effect as a vote AGAINST the Merger Proposal. With respect to the SanDisk Adjournment Proposal, abstentions will have the same effect as a vote AGAINST the SanDisk Adjournment Proposal. With respect to the SanDisk Non-Binding Advisory Proposal, abstentions will have the same effect as a vote AGAINST the SanDisk Non-Binding Advisory Proposal.

Q:	What does it mean if I receive multiple proxy cards?

A:	Your shares may be registered in more than one account, such as brokerage accounts and 401(k) accounts. It is important that you complete, sign, date and return each proxy card or voting instruction form you receive or vote using the telephone or the Internet as described in the instructions included with your proxy card(s) or voting instruction form(s).

Q:	What will happen to unvested SanDisk equity awards and vested SanDisk stock options that are at or out of the money at the time of the Merger?

A:

At the Effective Time of the Merger, each outstanding and unvested SanDisk stock option, each outstanding Underwater Option (as defined below) and each unvested SanDisk restricted stock unit will be assumed by Western Digital and converted (each such as-converted equity award a “SanDisk Converted Equity Award”) into an option to purchase a number of shares of Western Digital’s common stock or an award of a number of restricted stock units of Western Digital’s common stock, respectively (in each case, rounded down to the nearest whole share), equal to the product of (i) the number of shares of SanDisk common stock subject to such SanDisk stock option or restricted stock unit award immediately prior to the Effective Time of the Merger and (ii) the quotient obtained by dividing the volume weighted average trading price of SanDisk common stock on NASDAQ, for the five consecutive trading days ending on the trading day immediately preceding the date of the closing of the Merger by the volume weighted average trading price of Western Digital common stock on NASDAQ for the five consecutive trading days ending on the trading day immediately preceding the closing date (the “Western Digital Measurement Price”), (such quotient, the “Equity Conversion Ratio”). The exercise price per Western Digital common stock for such converted SanDisk stock options (which will be rounded up to the nearest whole cent) will be equal to the quotient obtained by dividing (x) the exercise price applicable to such SanDisk stock option immediately prior to the Effective Time of the Merger by (y) the Equity Conversion Ratio. All such SanDisk Converted Equity Awards will have substantially the same terms and conditions as were applicable to such SanDisk stock options and SanDisk restricted stock units, including with respect to any applicable change in control or other accelerated vesting provisions.

An “Underwater Option” means each vested SanDisk stock option with an exercise price equal to or greater than (a) in the event that the Unis Investment closes by the time of the Merger, the value of the Base Merger Consideration or (b) in the event the Unis Investment does not close by the time of the Merger or the Unis SPA is terminated, the value of the Alternate Merger Consideration.

If the Unis Investment closes prior to the Merger, Western Digital may instead settle some or all of the SanDisk Converted Equity Awards in cash on the date of exercise or settlement, as applicable, based upon the value of Western Digital’s common stock at the time, and determined in accordance with the terms of the applicable award, less the exercise price (in the case of converted stock options) and any required withholdings applicable to the SanDisk Converted Equity Awards.

Q:	What will happen to vested SanDisk equity awards in the Merger (other than options that are at or out of the money)?

A:	At the Effective Time of the Merger, each outstanding and vested SanDisk stock option (other than any such vested SanDisk stock option that is an Underwater Option) will be cancelled and the holder of the cancelled option will be entitled to receive the Merger Consideration, less the exercise price and any required withholdings applicable to such SanDisk stock option (the “Vested Option Consideration”) (which exercise price and withholding shall first be applied against the stock portion of the Vested Option Consideration, if any, to reduce the number of shares delivered to the holder, and thereafter shall reduce the cash delivered to the holder).

At the Effective Time of the Merger, each outstanding and vested SanDisk restricted stock unit award (including any SanDisk restricted stock unit that becomes vested as a result of the Merger) will be cancelled, and the holder of the cancelled restricted stock unit will be entitled to receive the Merger Consideration, less any required withholdings applicable to such SanDisk restricted stock units (the “Vested Restricted Stock Unit Consideration”) (which withholding shall first be applied against the stock portion of the Vested Restricted Stock Unit Consideration, if any to, reduce the number of shares delivered to the holder, and thereafter shall reduce the cash delivered to the holder).

Under the terms of their award agreements, SanDisk stock options and SanDisk restricted stock units held by SanDisk’s non-employee directors will vest in full immediately prior to the Effective Time of the Merger.

Q:	Where can I find more information about Western Digital and SanDisk?

A:	You can find more information about Western Digital and SanDisk from various sources described under “Where You Can Find More Information”.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and might not contain all of the information that is important to you. You should read carefully this entire joint proxy statement/prospectus, including the Annexes, and the other documents to which this joint proxy statement/prospectus refers to understand fully the Merger and the related transactions. In addition, Western Digital and SanDisk incorporate by reference into this joint proxy statement/prospectus important business and financial information about Western Digital and SanDisk. See “Where You Can Find More Information” for more information.

Information About Western Digital

Western Digital is a leading developer, manufacturer and provider of data storage solutions that enable consumers, businesses, governments and other organizations to create, manage, experience and preserve digital content. Western Digital’s product portfolio includes hard disk drives (“HDDs”), solid state drives (“SSDs”), direct attached storage solutions, personal cloud network attached storage solutions, and public and private cloud data center storage solutions. HDDs are Western Digital’s principal products and are today’s primary storage medium for the vast majority of digital content, with the use of solid-state storage products growing rapidly. Western Digital’s products are marketed under the HGST (as defined below in “—Ministry of Commerce of the People’s Republic of China (“MOFCOM”) Decision”) and WD product brand names.

Ministry of Commerce of the People’s Republic of China (“MOFCOM”) Decision

In connection with the regulatory approval process of the Hitachi Global Storage Technologies Holdings Pte. Ltd. (“HGST”) acquisition, which closed on March 8, 2012, Western Digital agreed to certain conditions required by MOFCOM, the competition regulator in China responsible for approving transactions such as the Merger. These conditions include adopting measures to maintain HGST as an independent competitor until MOFCOM agreed otherwise. Accordingly, since March 2012, Western Digital has operated its global business through two independent subsidiaries—HGST and WD. In March 2014, Western Digital submitted an application to MOFCOM to lift the condition it imposed on Western Digital to operate these businesses separately. On October 19, 2015, MOFCOM issued a decision in response to Western Digital’s application that permits Western Digital to integrate its HGST and WD subsidiaries, except that Western Digital committed to maintain two sales teams that will separately offer products under the WD or HGST product brand names for two years from the date of the decision. Western Digital began integration planning activities immediately following the MOFCOM decision and integration is expected to occur in phases through October 2017.

Unis Investment

As publicly announced by Western Digital in Western Digital’s Current Report on Form 8-K filed on September 30, 2015, Western Digital entered into a stock purchase agreement with the Unis Investor and the Unis Guarantor, pursuant to which Western Digital agreed to issue and sell to the Unis Investor 40,814,802 shares of Western Digital common stock, $0.01 par value per share for $92.50 per share, for an aggregate purchase price of approximately $3.775 billion, and the Unis Guarantor agreed to guarantee the payment and performance of the Unis Investor’s obligations thereunder. The obligations of Western Digital and the Unis Parties to cause the Unis Closing to occur are subject to certain regulatory and other conditions as described in Western Digital’s public filings, including clearing the CFIUS process and the receipt of certain other requisite regulatory approvals. The proceeds of the Unis Investment will be used to help fund the Base Cash Consideration or, in the event of a Closing Cash Shortfall, the Adjusted Base Cash Consideration. However, the closing of the Unis Investment is not conditioned upon the closing of the Merger and the closing of the Merger is not conditioned upon the closing of the Unis Investment.

At the closing of the Unis Investment, Western Digital and the Unis Parties would enter into an investor rights agreement (the “Investor Rights Agreement”). Under the Investor Rights Agreement, as long as the Unis

Parties hold more than 10% of the issued and outstanding shares of common stock of Western Digital, the Unis Investor will have the right to nominate one representative for election to the board of directors of Western Digital. In addition, until the later of such time as the Unis Parties hold less than 5% of the total voting power of Western Digital and six months following the date on which the Unis Investor is no longer entitled to nominate a representative for election to the board of directors of Western Digital, each of the Unis Parties has agreed to vote its shares in accordance with the recommendation of the board of directors of Western Digital on various matters submitted to a vote of the Western Digital stockholders, including, among other things, matters relating to the election of directors, business combination transactions, the issuance of indebtedness and compensation matters. Otherwise, the Unis Parties may vote such shares in their discretion. Further, under the Investor Rights Agreement, the Unis Parties will be subject to a customary standstill restriction which, among other things, generally prohibits the Unis Parties from purchasing additional securities of Western Digital beyond the 15% ownership level acquired under the Unis SPA. The standstill terminates at the latest to occur of the fifth anniversary of closing, such time as the Unis Parties hold less than 5% of Western Digital’s voting securities and three months following the date on which the Unis Investor is no longer entitled to nominate a representative for election to the board of directors of Western Digital. In addition, the Unis Parties have agreed to a lock-up restriction such that the Unis Parties will not sell the Western Digital common stock for a period of five years following the closing, subject to certain exceptions, including the elimination of the lock-up restriction for 2.5% of such Western Digital common stock purchased by the Unis Parties on the six-month anniversary following the closing, and an additional 5%, 15%, 20% and 27.5% of such Western Digital common stock purchased by the Unis Parties under the Unis SPA on each of the first, second, third and fourth year anniversaries, respectively, following the closing. The Unis Investor will have certain registration rights under the Investor Rights Agreement with respect to the Western Digital common stock.

The principal executive office of Western Digital is located at 3355 Michelson Drive, Suite 100, Irvine, California 92612 and its telephone number is (949) 672-2000. Western Digital was founded in 1970 as a specialized semiconductor manufacturer and since entering the hard drive industry in 1988, its WD subsidiary has been a technology standard-setter in the industry’s highest volume markets. HGST, a provider of high-value storage in enterprise markets, was acquired by Western Digital in March 2012. HGST was founded in 2003 through the combination of the HDD businesses of International Business Machines Corporation, the inventor of the HDD, and Hitachi, Ltd. (“Hitachi”). As of July 3, 2015, Western Digital had approximately 9,700 engineers and one of the industry’s largest patent portfolios with more than 7,000 active patents worldwide.

Information About Merger Sub

Merger Sub, a direct wholly owned subsidiary of WDT, which is a wholly owned subsidiary of Western Digital, is a Delaware corporation that was formed on October 19, 2015, for the purpose of effecting the Merger. In the Merger, Merger Sub will be merged with and into SanDisk, with SanDisk surviving as a wholly owned indirect subsidiary of Western Digital.

Information About SanDisk

SanDisk is a global leader in NAND flash storage solutions. SanDisk sells its products globally to commercial and retail customers. SanDisk designs, develops and manufactures data storage solutions in a variety of form factors using flash memory, controller, firmware and software technologies. SanDisk’s solutions include client solid state drives (“SSDs”), enterprise SSDs and solutions, embedded products, removable cards, universal serial bus drives, wireless media drives, digital media players, and wafers and components. SanDisk’s SSD products are used in both client computing platforms and enterprise data centers and provide high-speed, high-capacity storage solutions that can be used in lieu of hard disk drives. SanDisk’s embedded flash products are used in mobile phones, tablets, notebooks, computing platforms, imaging devices, and many other products. SanDisk’s removable cards are used in a wide range of applications such as mobile phones, tablets, digital cameras, gaming devices, personal computers, automobiles and many other products. SanDisk common stock is traded on NASDAQ under the symbol “SNDK”. Following the Merger, SanDisk common stock will be delisted from NASDAQ.

SanDisk was incorporated under the laws of the State of Delaware in June 1988. The address of SanDisk’s principal executive office is 951 SanDisk Drive, Milpitas, California 95035, and its telephone number is (408) 801-1000. Additional information about SanDisk and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” for more information.

The Merger

Upon the terms and subject to the conditions of the Merger Agreement, and in accordance with Delaware law, at the Effective Time of the Merger, Merger Sub will merge with and into SanDisk. The separate corporate existence of Merger Sub will cease, and SanDisk will continue as the Surviving Corporation of the Merger and a direct wholly owned subsidiary of WDT, which is a wholly owned subsidiary of Western Digital.

We encourage you to read the Merger Agreement, which governs the Merger and is attached as Annex A to this joint proxy statement/prospectus, because it sets forth the terms of the Merger.

Merger Consideration (page 157)

Pursuant to the terms of the Merger Agreement, if at the time of the consummation of the Merger, the Unis Investment has closed, each share of SanDisk common stock issued and outstanding at that time will be cancelled and extinguished and automatically converted into the right to receive, subject to reallocation (as described below), 0.0176 shares of Western Digital common stock and $85.10 in cash (the “Base Merger Consideration”). If the Unis Investment does not close by the time of the consummation of the Merger or the Unis SPA has been terminated each share of SanDisk common stock issued and outstanding at the time of the consummation of the Merger will be cancelled and extinguished and automatically converted into the right to receive, subject to reallocation (as described below), 0.2387 shares of Western Digital common stock and $67.50 in cash (the “Alternate Merger Consideration”).

The above allocation between cash and shares of Western Digital common stock is subject to reallocation, at Western Digital’s election, if the amount of Available Cash on the closing date falls short of a target cash amount of $4.049 billion (if the closing occurs before June 30, 2016), or $4.139 billion (if the closing occurs on or after June 30, 2016). If Western Digital so elects, the cash portion of the per share Merger Consideration will be reduced by the Closing Cash Shortfall, divided by the number of shares of SanDisk common stock outstanding as of the closing date (the “Per Share Cash Reduction Amount”), and the Western Digital common stock portion of the per share Merger Consideration will be increased by a number of shares of Western Digital common stock equal to the Per Share Cash Reduction Amount divided by $79.5957.

The following table shows the closing prices for Western Digital common stock and SanDisk common stock and the implied per share value in the Merger to SanDisk stockholders, as impacted by various possible Closing Cash Shortfalls, for October 20, 2015, the last full trading day prior to the public announcement of the Merger and on December 4, 2015, the last practicable full trading day prior to the filing of this joint proxy statement/prospectus with the SEC. Assuming no Closing Cash Shortfall, if the SanDisk stockholders will receive the Base Merger Consideration, the implied per share value of SanDisk common stock is calculated by adding (i) the Base Cash Consideration of $85.10 and (ii) the closing price of a share of Western Digital common stock multiplied by the Base Exchange Ratio of 0.0176. Assuming no Closing Cash Shortfall, if the SanDisk stockholders will receive the Alternate Merger Consideration, the implied per share value of SanDisk common stock is calculated by adding (i) the Alternate Cash Consideration of $67.50 and (ii) the closing price of a share of Western Digital common stock multiplied by the Alternate Exchange Ratio of 0.2387. In the event there is a Closing Cash Shortfall, the base and alternate cash considerations are decreased by the applicable Per Share Cash Reduction Amount, and the base and alternate exchange ratios are adjusted accordingly. The table below shows the impact of a Closing Cash Shortfall of 0%, 10% and 25%, uses the number of shares of SanDisk common stock that were outstanding as of December 4, 2015.

Implied Value of One Share of SanDisk Common Stock if the Merger Closes Prior to June 30, 2016

	Western Digital Common Stock	SanDisk Common Stock	0% Cash Shortfall	10% Cash Shortfall	25% Cash Shortfall

October 20, 2015	$74.86	$75.19
Base Merger Consideration			$86.42	$86.30	$86.12
Alternate Merger Consideration			$85.37	$85.25	$85.07
December 4, 2015	$64.58	$75.27
Base Merger Consideration			$86.24	$85.86	$85.29
Alternate Merger Consideration			$82.92	$82.54	$81.97

Implied Value of One Share of SanDisk Common Stock if the Merger Closes On or After June 30, 2016

	Western Digital Common Stock	SanDisk Common Stock	0% Cash Shortfall	10% Cash Shortfall Cash	25% Cash Shortfall Cash

October 20, 2015	$74.86	$75.19
Base Merger Consideration			$86.42	$86.29	$86.11
Alternate Merger Consideration			$85.37	$85.25	$85.06
December 4, 2015	$64.58	$75.27
Base Merger Consideration			$86.24	$85.85	$85.26
Alternate Merger Consideration			$82.92	$82.53	$81.94

Western Digital will not issue fractional shares as a result of the Merger and instead each holder of SanDisk common stock that would otherwise be entitled to a fraction of a share of Western Digital common stock will be entitled to receive a cash payment in lieu thereof, which payment will represent such holder’s proportionate interest in the net proceeds from the sale by the exchange agent on behalf of such holders of the fractions of shares of Western Digital common stock that would otherwise be issued. Until the net proceeds of such sale have been distributed to the holders of SanDisk common stock entitled to such proceeds, the exchange agent will hold such proceeds as part of the Exchange Fund. Notwithstanding the foregoing, Western Digital may elect at its option, in lieu of the issuance and sale of Excess Shares and the making of payments described herein, to pay each former holder of shares of SanDisk common stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such former holder would otherwise be entitled by (B) the volume weighted average trading price of Western Digital common stock on NASDAQ for the five consecutive trading days ending on the trading day immediately preceding the closing date.

Subject to reallocation between the cash and stock consideration due to any Closing Cash Shortfall and depending on whether the Unis Investment closes, the number of shares of Western Digital common stock and cash to be issued in the Merger for each share of SanDisk common stock is fixed (except in the event of any stock dividend, subdivision, recapitalization, split, reverse split, combination or exchange of shares or similar event with respect to Western Digital common stock or SanDisk common stock) and will not be adjusted for changes in the market price of either Western Digital common stock or SanDisk common stock. Accordingly, any change in the price of Western Digital common stock prior to the Merger will affect the market value of the

Merger Consideration that SanDisk stockholders will receive as a result of the Merger. You should obtain current stock price quotations for Western Digital common stock and SanDisk common stock. Western Digital common stock and SanDisk common stock are listed on NASDAQ under the symbols “WDC” and “SNDK,” respectively.

As noted above, the mix of consideration that SanDisk stockholders will receive is subject to a variety of factors including whether the Unis Investment closes and whether SanDisk has a Closing Cash Shortfall.

Financing Relating to the Merger (beginning on page 99)

The transaction will be financed by a mix of cash, new debt financing and Western Digital common stock. In connection with the transaction, Western Digital expects to enter into new debt facilities totaling $18.1 billion. Western Digital has received commitments for a $1 billion revolving credit facility, $3 billion in amortizing term loans, $6 billion in other term loans and $8.1 billion in secured and unsecured bridge facilities. Western Digital expects to issue approximately $5.1 billion in secured and unsecured notes in lieu of drawing on the full amount of bridge facilities at close, with the amount of the bridge facilities drawn at closing to be repaid with available cash. The proceeds from the new debt facilities are expected to be used to pay part of the purchase price, refinance existing debt of Western Digital and SanDisk and pay transaction related fees and expenses. For a full description of financing relating to the Merger, see “The Merger—Financing Relating to the Merger.”

If Western Digital stockholders do not approve the issuance of Western Digital common stock in connection with the Merger, it will substantially decrease Western Digital’s flexibility to exercise its rights to increase the stock component and decrease the cash component of the Merger Consideration in the event of a Closing Cash Shortfall, which may require Western Digital to incur additional indebtedness as a result of a Closing Cash Shortfall.

Western Digital’s Reasons for the Merger and Recommendations of the Board of Directors to Western Digital’s Stockholders (beginning on page 99)

In evaluating the Merger, the Western Digital board of directors consulted with Western Digital’s management, as well as Western Digital’s legal and financial advisors and, in reaching its decision to approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and to determine that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, advisable and in the best interests of, Western Digital and its stockholders, the Western Digital board of directors reviewed a significant amount of information and considered a number of factors, including those listed in “The Merger—Western Digital’s Reasons for the Merger and Recommendation of Western Digital’s Board of Directors”.

The Western Digital board of directors has resolved to recommend that Western Digital stockholders vote FOR the NASDAQ Stock Issuance Proposal.

SanDisk’s Reasons for the Merger and Recommendations of the Board of Directors to SanDisk’s Stockholders (beginning on page 102)

In the course of reaching its decision to approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and to determine that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of, SanDisk and its stockholders, the SanDisk board of directors consulted with members of SanDisk’s management, and SanDisk’s legal and financial advisors, reviewed a significant amount of information and considered a number of factors, including those listed in “The Merger—SanDisk’s Reasons for the Merger and Recommendation of SanDisk’s Board of Directors”.

The SanDisk board of directors has resolved to recommend that SanDisk stockholders vote FOR the Merger Proposal.

Opinions of Financial Advisors (beginning on page 107 for Western Digital’s financial advisors and on page 123 for SanDisk’s financial advisor)

Opinion of Western Digital’s Financial Advisor, Merrill Lynch, Pierce, Fenner & Smith, Incorporated (beginning on page 107)

In connection with the Merger, Merrill Lynch, Pierce, Fenner & Smith, Incorporated (“BofA Merrill Lynch”), Western Digital’s financial advisor, delivered to Western Digital’s board of directors an opinion (which opinion was rendered orally on October 20, 2015, and subsequently confirmed in writing), as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration to be paid by Western Digital in the Merger. The full text of the written opinion, dated October 20, 2015, of BofA Merrill Lynch, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this document and is incorporated by reference herein in its entirety. BofA Merrill Lynch provided its opinion to Western Digital’s board of directors (in its capacity as such) for the benefit and use of Western Digital’s board of directors in connection with and for purposes of its evaluation of the consideration to be paid by Western Digital in the Merger from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the Merger and no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Western Digital or in which Western Digital might engage or as to the underlying business decision of Western Digital to proceed with or effect the Merger. BofA Merrill Lynch’s opinion does not address any other aspect of the Merger and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed Merger or any related matter.

Opinion of Western Digital’s Financial Advisor, J.P. Morgan Securities LLC (beginning on page 117)

In connection with the Merger, the Western Digital board of directors considered the opinion of Western Digital’s financial advisor, J.P. Morgan Securities LLC, (“J.P. Morgan”) which opinion was rendered orally on October 20, 2015, and subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid by Western Digital in the proposed Merger was fair, from a financial point of view, to Western Digital. The full text of J.P. Morgan’s written opinion, which is attached to this joint proxy statement/prospectus as Annex C, sets forth the assumptions made, matters considered and limits on the review undertaken. J.P. Morgan’s opinion was provided to Western Digital’s board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Merger, was directed only to the consideration to be paid in the Merger and did not address any other aspect of the Merger. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any class of securities, creditors or other constituencies of Western Digital or as to the underlying decision by Western Digital to engage in the proposed Merger. The opinion does not constitute a recommendation to any stockholder of Western Digital as to how such stockholder should vote with respect to the proposed Merger or any other matter.

Opinion of SanDisk’s Financial Advisor, Goldman Sachs (beginning on page 123)

Goldman, Sachs & Co. (“Goldman Sachs”) delivered its opinion to SanDisk’s board of directors that, as of October 21, 2015 and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid to the holders (other than Western Digital and its affiliates) of SanDisk common stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 21, 2015, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D. Goldman Sachs provided its opinion for the information and assistance of the SanDisk Board of Directors in connection with its consideration of the Merger. The Goldman Sachs opinion is not a recommendation as to how any holder of SanDisk common stock should vote with respect to the Merger or any other matter. Pursuant to an engagement letter between SanDisk and Goldman Sachs, SanDisk has agreed to pay Goldman Sachs a transaction fee of approximately $43 million assuming the Unis Investment closes prior to the Effective Time of the Merger, approximately $7.1 million of which was paid in connection with the announcement of the transaction, and the remainder of which is contingent upon consummation of the Merger.

Effect of the Merger on SanDisk’s Equity Incentive Compensation Awards (beginning on page 161)

Unvested Stock Options, Unvested Restricted Stock Units and Underwater Options: At the Effective Time of the Merger, each outstanding and unvested SanDisk stock option, each outstanding Underwater Option (as defined below) and each unvested SanDisk restricted stock unit will be assumed by Western Digital and converted (each such as-converted equity award a “SanDisk Converted Equity Award”) into an option to purchase a number of shares of Western Digital’s common stock or an award of a number of restricted stock units of Western Digital’s common stock, respectively (in each case, rounded down to the nearest whole share), equal to the product of (i) the number of shares of SanDisk common stock subject to such SanDisk stock option or restricted stock unit immediately prior to the Effective Time of the Merger and (ii) the quotient obtained by dividing the volume weighted average trading price of SanDisk common stock on NASDAQ, for the five consecutive trading days ending on the trading day immediately preceding the date of the closing of the Merger by the volume weighted average trading price of Western Digital common stock on NASDAQ for the five consecutive trading days ending on the trading day immediately preceding the Effective Time of the Merger (the “Western Digital Measurement Price”) (such quotient, the “Equity Conversion Ratio”). The exercise price per Western Digital common stock for such converted SanDisk stock options (which will be rounded up to the nearest whole cent) will be equal to the quotient obtained by dividing (x) the exercise price applicable to such SanDisk stock option immediately prior to the Effective Time of the Merger by (y) the Equity Conversion Ratio. All such SanDisk Converted Equity Awards will have substantially the same terms and conditions as were applicable to such SanDisk stock options and SanDisk restricted stock units, including with respect to any applicable change in control or other accelerated vesting provisions.

An “Underwater Option” means each vested SanDisk stock option with an exercise price equal to or greater than (a) in the event that the Unis Investment closes by the time of the Merger, the value of the Base Merger Consideration or (b) in the event the Unis Investment does not close by the time of the Merger or the Unis SPA is terminated, the value of the Alternate Merger Consideration.

If the Unis Investment closes prior to the Merger, Western Digital may instead settle in cash some or all of the SanDisk Converted Equity Awards on the date of exercise or settlement, as applicable, based upon the value of Western Digital’s common stock at the time, and determined in accordance with the terms of the applicable award, less the exercise price (in the case of converted stock options) and any required withholdings applicable to the SanDisk Converted Equity Awards.

Vested Stock Options: At the Effective Time of the Merger, each outstanding and vested SanDisk stock option (other than any vested SanDisk stock option that is an Underwater Option) will be cancelled and the holder of the cancelled option will be entitled to receive the Merger Consideration, less the exercise price and any required withholdings applicable to such SanDisk stock option (the “Vested Option Consideration”) (which exercise price and withholding shall first be applied against the stock portion of the Vested Option Consideration, if any, to reduce the number of shares delivered to the holder, and thereafter shall reduce the cash delivered to the holder).

Vested Restricted Stock Units: At the Effective Time of the Merger, each outstanding and vested SanDisk restricted stock unit award (including any SanDisk restricted stock unit award that becomes vested as a result of the Merger) will be cancelled and the holder of the cancelled restricted stock unit will be entitled to receive the Merger Consideration, less any required withholdings applicable to such SanDisk restricted stock unit (the “Vested Restricted Stock Unit Consideration”) (which withholding shall first be applied against the stock portion of the Vested Restricted Stock Unit Consideration.

Under the terms of their award agreements, SanDisk stock options and SanDisk restricted stock units held by SanDisk’s non-employee directors will vest in full immediately prior to the Effective Time of the Merger.

For a full description of the treatment of SanDisk’s equity awards, see “The Merger Agreement—Treatment of SanDisk Equity Awards”.

Effect of the Merger on SanDisk’s Convertible Notes

As of September 30, 2015, approximately $997 million aggregate principal amount of SanDisk’s 1.5% convertible senior notes due 2017 (the “2017 Convertible Notes”) and $1.5 billion aggregate principal amount of SanDisk’s 0.5% convertible senior notes due 2020 (the “2020 Convertible Notes” and, together with the 2017 Convertible Notes, the “Convertible Notes”) were outstanding. Under the terms of the Convertible Notes, from and after the Effective Time the Convertible Notes will no longer be convertible on the basis of SanDisk common stock and will instead be convertible on the basis of the consideration paid pursuant to the Merger. The Convertible Notes will remain obligations of SanDisk following the Merger (until their conversion, repurchase, maturity or other cancellation) although Western Digital currently intends to guarantee such obligations.

Conversions of the Convertible Notes are subject to net share settlement. That means that upon conversion prior to the 24th scheduled trading day preceding the Effective Time, a holder would receive the sum of the following for each trading day in a 20 trading day observation period that (except in the case of conversions during the 25 scheduled trading days immediately preceding maturity) begins on the second trading day after the holder gives notice of conversion: (i) cash equal to 1/20th of the lesser of the principal amount of the Convertible Note or the conversion value of the Convertible Note, and (ii) if the conversion value exceeds the principal amount of the Convertible Note, SanDisk common stock with a value equal to 1/20th of such excess, plus cash in lieu of any fractional shares of SanDisk common stock. The “conversion value” is the volume-weighted average price of a number of shares of SanDisk common stock equal to the conversion rate for the Convertible Notes of the relevant series on the relevant day, determined as described in the indenture for the applicable series of Convertible Notes.

From and after the 24th scheduled trading day preceding the Effective Time, a converting holder would receive conversion consideration calculated using the formula described in the previous paragraph, but each reference to “common stock” in that formula would refer to a share of SanDisk common stock only prior to the Effective Time and would instead refer to a unit of reference property after the Effective Time. Each unit of reference property would consist of (a) the amount of cash and (b) the number of shares of Western Digital common stock that a holder of one share of SanDisk common stock would have received in the Merger. As a result, units of reference property would be used in calculating the conversion value deliverable and in settling any portion of the conversion value that would have been settled in shares of SanDisk common stock prior to the Merger. Additionally, the conversion rate applicable to Convertible Notes that are converted in connection with the Merger will be temporarily increased, as described below, creating an incentive for holders to convert.

Under the terms of the Convertible Notes, the Merger will constitute a designated event and a fundamental change. As a result, holders of the Convertible Notes will be permitted to choose (i) to convert their Convertible Notes at a temporarily increased conversion rate, (ii) to require SanDisk to buy back their Convertible Notes for a price equal to their principal amount plus accrued but unpaid interest to but excluding the repurchase date, or (iii) to continue holding their Convertible Notes. If the Merger closes, the holders of the Convertible Notes would be expected to exercise the right to convert their notes in accordance with their terms at a temporarily increased conversion rate shortly following the closing of the Merger (although the holders’ actual decisions will depend upon their judgments based on the prevailing market conditions).

If holders of the Convertible Notes choose to convert in order to receive the temporarily increased conversion rate calculated as set forth in the respective indentures governing the Convertible Notes, the exact conversion consideration they receive will depend upon (x) the date on which the Merger is consummated, (y) the market price of SanDisk common stock during the 5-trading day period preceding such date and (z) the market price of SanDisk common stock and/or Western Digital common stock (as applicable) during the related observation period. Assuming, for illustrative purposes, that (a) the Merger closes on June 30, 2016, (b) the Base Merger Consideration is paid in the Merger (with no adjustment for a Closing Cash Shortfall or otherwise), (c) all holders of the Convertible Notes convert their Convertible Notes on the day after the Merger closes, (d) the market price of SanDisk common stock during the 5-trading day period preceding the Effective Time is $86.50 (the implied value of the Merger Consideration) and (e) the market price of Western Digital common stock is $64.58 (its closing price on December 4, 2015) throughout the observation period during which the conversion consideration will be calculated following holders’ elections to convert, then an aggregate of $3.42 billion in cash, together with approximately 0.19 million shares of Western Digital stock, would be deliverable in respect of the SanDisk Convertible Notes on the 25th trading day following conversion. Alternatively, assuming, for illustrative purposes, that (a) the Merger closes on June 30, 2016, (b) the Alternate Merger Consideration is paid in the Merger (with no adjustment for a Closing Cash Shortfall or otherwise), (c) all holders of the Convertible Notes convert their Convertible Notes on the day after the Merger closes, (d) the market price of SanDisk common stock during the 5-trading day period preceding the Effective Time is $86.50 (the implied value of the Merger Consideration) and (e) the market price of Western Digital common stock is $64.58 (its closing price on December 4, 2015) throughout the observation period during which the conversion consideration will be calculated following holders’ elections to convert, then an aggregate of $3.15 billion in cash, together with approximately 2.31 million shares of Western Digital stock, would be deliverable in respect of the Convertible Notes on the 25th trading day following conversion. The potential amounts of consideration deliverable upon conversion of the SanDisk Convertible Notes that are set forth in this paragraph are illustrative only and the value of the consideration deliverable in respect of SanDisk Convertible Notes that are converted in connection with the Merger may be higher or lower.

For further information regarding SanDisk’s outstanding indebtedness, see Note 7 (“Financing Arrangements”) in the Notes to Consolidated Financial Statements included in SanDisk’s Form 10-K for the year ended December 28, 2014 and Note 7 (“Financing Arrangements”) in the Notes to Condensed Consolidated Financial Statements included in SanDisk’s Quarterly Report on Form 10-Q for the fiscal quarter ended on September 27, 2015, which are incorporated by reference herein.

Effect of the Merger on SanDisk’s Bond Hedge Transactions and Warrant Transactions

Concurrent with the issuance of the 2017 Convertible Notes and the 2020 Convertible Notes, SanDisk entered into bond hedge transactions and warrant transactions (respectively, the “2017 Call Spread Transactions” and the “2020 Call Spread Transactions” and, collectively, the “Call Spread Transactions”) with various counterparties (the “Hedge Banks”). The bond hedge transactions, which were intended to potentially offset the dilutive effect on SanDisk’s stockholders of the conversion of the Convertible Notes, consisted of the purchase by SanDisk of call options with respect to (i) all of the $1 billion aggregate principal amount of the 2017 Convertible Notes (which were initially convertible into approximately 19.1 million shares and, as the result of adjustments and conversions, were convertible into an aggregate of approximately 19.7 million shares as of September 27, 2015) (the “2017 Bond Hedge Transactions”) and (ii) all of the $1.5 billion aggregate principal amount of the 2020 Convertible Notes (which were initially convertible into approximately 16.3 million shares and, as the result of adjustments, were convertible into an aggregate of approximately 16.4 million shares as of September 27, 2015) (the “2020 Bond Hedge Transactions” and, together with the 2017 Bond Hedge Transactions, the “Bond Hedge Transactions”). As the result of the conversion of approximately $3 million in principal amount of the 2017 Convertible Notes, SanDisk exercised a corresponding portion of the 2017 Bond Hedge Transactions.

The Bond Hedge Transactions generally require the Hedge Banks to deliver to SanDisk in respect of each Convertible Note that is converted the number of shares of common stock that SanDisk is required to deliver under the terms of the indenture governing the applicable Convertible Note. Under the terms of the Bond Hedge Transactions, from and after the Effective Time the Bond Hedge Transactions will no longer be exercisable on the basis of SanDisk common stock and will instead be exercisable on the basis of the consideration paid pursuant to the Merger.

The effect of the Merger on the Bond Hedge Transactions depends on whether the holders of the Convertible Notes choose (i) to convert their Convertible Notes at a temporarily increased conversion rate, (ii) to require SanDisk to buy back their Convertible Notes for a price equal to their principal amount plus accrued but unpaid interest to, but excluding, the repurchase date, or (iii) to continue to hold their Convertible Notes. If the holders of the Convertible Notes convert, SanDisk could exercise the Bond Hedge Transaction with respect to such notes and receive the excess (if any) of the conversion consideration calculated on the same basis as the Convertible Notes, as described above under “—Effect of the Merger on SanDisk’s Convertible Notes,” over the principal amount of the notes, except that the calculation under the Bond Hedge Transactions would not incorporate the temporary increase in the conversion rate of the Convertible Notes.

If the holders of the Convertible Notes require SanDisk to buy back their notes, the Bond Hedge Transactions with respect to the repurchased notes would terminate. The amount payable by the Hedge Bank under its terminated transaction will, unless the amount is otherwise agreed to by the parties, be determined by the Hedge Bank in a commercially reasonable manner and in accordance with the terms of the Bond Hedge Transaction.

If the holders of the Convertible Notes choose to continue to hold their notes, the Bond Hedge Transactions would continue with adjustments made to the transactions that correspond to the adjustments made under the Convertible Notes as a result of the Merger.

The Warrant Transactions, which were intended to partially offset the cost to SanDisk of the Bond Hedge Transactions, consisted of the sale by SanDisk to the Hedge Banks of call options on its own shares of common stock with a strike price higher than the conversion price of the applicable Convertible Notes, with respect to the number of shares underlying the 2017 Convertible Notes (the “2017 Warrant Transactions”) and the 2020 Convertible Notes (the “2020 Warrant Transactions” and, together with the 2017 Warrant Transactions, the “Warrant Transactions”). The 2017 Warrant Transactions and the 2020 Warrant Transactions are settled on a cashless basis and are automatically exercised in approximately equal installments over a series of expiration dates in 2017-2018 and 2021, respectively.

Under the terms of the Warrant Transactions, the portion of the Warrant Transactions corresponding to the cash portion of the Merger Consideration terminates in connection with the Merger Agreement and the Merger and each Hedge Bank is entitled to receive a termination payment from SanDisk for the value of that terminated portion. The Warrant Transactions provide that, no later than five business days following the consummation of the Merger, the parties will seek to agree on the termination payment and absent any agreement, the Hedge Bank, as calculation agent, will determine the termination payment in good faith and in a commercially reasonable manner.

With respect to the portion of the Warrant Transactions corresponding to the portion of the Merger Consideration consisting of shares of Western Digital common stock each Hedge Bank may elect (i) to continue that portion of the Warrant Transactions after the consummation of the Merger and to adjust the terms of the continuing Warrant Transaction to account for the economic effect of the Merger on the Warrant Transaction, or (ii) to terminate such portion of the Warrant Transactions and determine the amount of any termination payment SanDisk owes to the Hedge Bank for the value of such portion on the same basis as the Hedge Bank determines the termination payment for the portion of the Warrant Transaction corresponding to the cash portion of the Merger Consideration, as described in the preceding paragraph.

SanDisk is currently discussing with the Hedge Banks potential amendments to the terms of its Call Spread Transactions including as to the timing of the termination of the Warrant Transactions and the amount of the Warrant Transaction termination payments owed by SanDisk, but there can be no assurance that any agreement will be reached by the parties to modify these terms or to agree on the amount of the termination payments.

Unless otherwise agreed by the parties, the amounts payable in respect of the termination of the Warrant Transactions will vary depending on factors including the date the Merger is consummated, the market price of the relevant common stock, and market conditions (including interest rates and volatility) at the time as of which the Warrant Transactions are terminated.

The payments or deliveries to or from the Hedge Banks under the Bond Hedge Transactions and the Warrant Transactions as the result of the consummation of the Merger could be greater than, equal to, or less than the amount of the payments that would have been paid or received or the value of the shares that would have been delivered or received by the Hedge Banks upon exercise, expiration or termination of the Bond Hedge Transactions and the Warrant Transactions in the ordinary course in the absence of the Merger.

Record Date; Outstanding Shares; Shares Entitled to Vote; Vote Required (page 65 for Western Digital and page 73 for SanDisk)

Western Digital Stockholders. The record date for the special meeting of Western Digital stockholders is [●]. This means that you must be a stockholder of record of Western Digital common stock at the close of business on [●], in order to vote at the Western Digital special meeting. You are entitled to one vote for each share of Western Digital common stock you own. At the close of business on [●], there were [●] shares of Western Digital common stock (excluding [●] shares of treasury stock) outstanding and entitled to vote at the Western Digital special meeting. The approval of the NASDAQ Stock Issuance Proposal requires the affirmative vote of a majority of shares of Western Digital common stock present in person or represented by proxy at the Western Digital special meeting and entitled to vote thereat, assuming a quorum is present. To approve the Western Digital Adjournment Proposal, the affirmative vote of a majority of the shares of Western Digital common stock present in person or represented by proxy and entitled to vote at the Western Digital special meeting is required, regardless of whether a quorum is present. To approve the Western Digital Non-Binding Advisory Proposal, the affirmative vote of a majority of the shares of Western Digital common stock present in person or represented by proxy and entitled to vote at the Western Digital special meeting is required, assuming a quorum is present.

SanDisk Stockholders. The record date for the special meeting of SanDisk stockholders is [●]. This means that you must be a stockholder of record of SanDisk common stock at the close of business on [●], in order to vote at the SanDisk special meeting. You are entitled to one vote for each share of SanDisk common stock you own. At the close business on [●], there were [●] shares of SanDisk common stock (excluding [●] shares of treasury stock) outstanding and entitled to vote at the SanDisk special meeting. The adoption of the Merger Agreement requires the affirmative vote of a majority of the outstanding shares of SanDisk common stock entitled to vote at the SanDisk special meeting. To approve the SanDisk Adjournment Proposal, the affirmative vote of a majority of the shares of SanDisk common stock present in person or represented by proxy and entitled to vote at the SanDisk special meeting is required, regardless of whether a quorum is present. To approve the SanDisk Non-Binding Advisory Proposal, the affirmative vote of a majority of the shares of SanDisk common stock present in person or represented by proxy and entitled to vote at the SanDisk special meeting is required, assuming a quorum is present.

Stock Ownership and Voting by Western Digital’s and SanDisk’s Directors and Executive Officers (page 70 for Western Digital and page 77 for SanDisk)

Western Digital. At the close of business on [●], 2016, the record date for the Western Digital special meeting, Western Digital’s directors and executive officers had the right to vote approximately [●] shares of the then-outstanding Western Digital common stock at the Western Digital special meeting, collectively representing approximately [●]% of Western Digital common stock outstanding and entitled to vote at the Western Digital special meeting.

SanDisk. At the close of business on [●], 2016, the record date for the SanDisk special meeting, SanDisk’s directors and executive officers had the right to vote approximately [●] shares of the then-outstanding SanDisk common stock at the SanDisk special meeting, collectively representing approximately [●]% of SanDisk common stock outstanding and entitled to vote at the SanDisk special meeting.

Interests of Western Digital Directors and Executive Officers in the Merger (beginning on page 139)

Some of Western Digital’s executive officers and members of its board of directors, in their capacities as such, may have financial interests in the Merger that may be different from, or in addition to, their interests as stockholders and the interests of stockholders of Western Digital generally.

Other than an award of performance-based restricted stock units (the “PSUs”) to Mark Long, Executive Vice President and Chief Strategy Officer of Western Digital, Western Digital’s named executive officers are not party to any agreements or understandings concerning compensation that is based on or otherwise relates to the transactions contemplated by the Merger Agreement.

The members of Western Digital’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending that Western Digital stockholders vote for the NASDAQ Stock Issuance Proposal.

The interests summarized above are discussed in more detail in the section entitled “The Merger—Interests of Western Digital Directors and Executive Officers in the Merger.”

Interests of SanDisk Directors and Executive Officers in the Merger (beginning on page 141)

SanDisk’s executive officers and members of its board of directors, in their capacities as such, have financial interests in the Merger that may be different from, or in addition to, their interests as stockholders and the interests of stockholders of SanDisk generally. The members of SanDisk’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending to the SanDisk stockholders that the Merger Agreement be adopted. Interests of

SanDisk’s executive officers and members of its board of directors that may be different from or in addition to the interests of stockholders of SanDisk generally include:

•	accelerated vesting of SanDisk stock options and SanDisk restricted stock units held by SanDisk’s non-employee directors immediately prior to the Effective Time of the Merger and SanDisk stock options and restricted stock units held by SanDisk’s executive officers and its employee director will be treated consistent with the general treatment of such awards above in the section entitled “—Effect of the Merger on SanDisk’s Equity Incentive Compensation Awards”;

•	separation payments and other benefits that are payable to SanDisk executive officers under their change in control agreements in the event of a qualifying termination of employment following the Effective Time of the Merger; and

•	continued indemnification and insurance coverage following Effective Time of the Merger.

If the proposal to approve and adopt the Merger Agreement is approved and adopted, the shares of common stock held by SanDisk directors and executive officers will be treated in the same manner as outstanding shares of common stock held by all other stockholders of SanDisk.

The interests summarized above are discussed in more detail in the section entitled “The Merger— Interests of SanDisk Directors and Executive Officers in the Merger.”

Post-Closing Western Digital Board

The chief executive officer of SanDisk, Sanjay Mehrotra will be appointed to the board of directors of Western Digital at the Effective Time of the Merger. Western Digital expects that all of the directors and officers of Western Digital will continue to serve as members of the board of directors and officers of Western Digital, as applicable, after the Merger is complete.

Listing of Western Digital Common Stock and Delisting of SanDisk Common Stock (beginning on page 150)

It is a condition to the Merger that the shares of common stock to be issued by Western Digital pursuant to the Merger Agreement be authorized for listing on NASDAQ subject to official notice of issuance. The shares of common stock to be issued by Western Digital pursuant to the Merger Agreement will trade under the symbol “WDC” and will be fully fungible with the Western Digital common stock currently trading under that symbol.

Shares of SanDisk common stock are currently traded on NASDAQ under the symbol “SNDK.” If the Merger is completed, SanDisk common stock will be delisted from NASDAQ and will be deregistered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and SanDisk will no longer file periodic reports with the SEC.

Rights of Appraisal for SanDisk Stockholders (beginning on page 150)

Under Section 262 of the DGCL, holders of SanDisk common stock may have the right to obtain an appraisal of the value of their shares of SanDisk common stock in connection with the Merger. To perfect appraisal rights, a SanDisk stockholder must not vote in favor of the Merger Proposal and must strictly comply with all of the procedures required under Delaware law, including submitting a written demand for appraisal to SanDisk prior to the special meeting. Failure to strictly comply with Section 262 of the DGCL by a SanDisk stockholder may result in termination or waiver of that stockholder’s appraisal rights. Because of the complexity of Delaware law relating to appraisal rights, if any SanDisk stockholder is considering exercising his, her or its appraisal rights, Western Digital and SanDisk encourage such SanDisk stockholder to seek the advice of his, her or its own legal counsel. A summary of the requirements under Delaware law to exercise appraisal rights is included in this joint proxy statement/prospectus in “The SanDisk Special Meeting—How to Vote” and the text of Section 262 of the DGCL as in effect with respect to this transaction is included as Annex E to this joint proxy statement/prospectus. See “The Merger—Rights of Appraisal for SanDisk Stockholders” for more information.

Conditions to Completion of the Merger (beginning on page 186)

The completion of the Merger depends upon the satisfaction or waiver of a number of conditions which, to the extent permitted by applicable laws and as described below, may be waived by Western Digital, Merger Sub and SanDisk, as applicable.

The following conditions must be satisfied or mutually waived before Western Digital, Merger Sub or SanDisk is obligated to complete the Merger:

•	the SanDisk stockholders approve of the Merger Agreement;

•	if the Unis Closing Date (as defined in “The Merger Agreement—Effective Time and Completion of the Merger”) has not occurred or the Unis SPA has been terminated, the NASDAQ Stock Issuance Proposal (as defined in “The Merger Agreement—Stockholder Meetings; Proxy Statement/Prospectus”) has been approved by the Western Digital stockholders;

•	no governmental authority having jurisdiction over SanDisk, Western Digital or Merger Sub, any of their respective significant subsidiaries or any of their or their respective significant subsidiaries’ business properties or assets material to SanDisk and its subsidiaries, taken as a whole or to Western Digital, Merger Sub and their respective subsidiaries, taken as a whole (“Applicable Governmental Entity”) has (i) issued an order, decree or ruling or taken any other material action enjoining or otherwise prohibiting consummation of the Merger substantially on the terms contemplated by the Merger Agreement which remains in effect and (ii) no law has been enacted or promulgated by any Applicable Governmental Entity that makes consummation of the Merger illegal;

•	there shall not be pending by any Applicable Governmental Entity any proceeding that seeks to enjoin or otherwise prohibit consummation of the Merger;

•	the waiting period (and any extensions thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Act (the “HSR Act”) will have expired or otherwise been terminated, and all consents, approvals or clearances under applicable antitrust laws in the People’s Republic of China, the European Union, Japan, South Africa, South Korea, Taiwan and Turkey have been obtained;

•	the Registration Statement of which this joint proxy statement/prospectus is a part has been declared effective by the SEC under the Securities Act of 1933, as amended, and no stop order suspending the effectiveness of such Registration Statement has been issued by the SEC and no proceedings for that purpose have been initiated or threatened in writing by the SEC that have not been withdrawn;

•	the shares of Western Digital common stock issuable in the Merger have been authorized for listing on NASDAQ upon official notice of issuance; and

•	if the Unis Investment is a “covered transaction” for CFIUS purposes and the Unis SPA has not been terminated or if CFIUS has requested or required a filing with respect to the Merger, the CFIUS Approval (as defined in “The Merger Agreement—Efforts to Complete the Merger”) shall have been obtained.

The obligations of Western Digital and Merger Sub to consummate the Merger are also conditioned on the satisfaction or waiver of the following conditions:

•	certain representations and warranties made by SanDisk in the Merger Agreement relating to capitalization are true and correct except for de minimis inaccuracies as of the date of the Merger Agreement and as of the date of the closing (other than representations and warranties which address matters only as of a particular date, which will be true and correct except for de minimis inaccuracies only as of such date);

•	certain representations and warranties made by SanDisk in the Merger Agreement relating to organization, authority, voting requirements and the recommendation of SanDisk’s board of directors are true and correct in all respects as of the date of the Merger Agreement and as of the date of the closing (other than representations and warranties which address matters only as of a particular date, which will be true and correct in all respects only as of such date);

•	certain representations and warranties made by SanDisk in the Merger Agreement relating to the absence of a SanDisk Material Adverse Effect (as defined in “The Merger Agreement—Representations and Warranties”) are true and correct as of the date of the Merger Agreement and as of the date of the closing (other than that clause of the SanDisk Material Adverse Effect definition relating to SanDisk’s ability to consummate the transactions contemplated by the Merger Agreement);

•	the remaining representations and warranties made by SanDisk in the Merger Agreement are true and correct as of the date of the Merger Agreement and as of the date of the closing (other than representations and warranties which address matters only as of a particular date, which will be true and correct only as of such date), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality”, “SanDisk Material Adverse Effect” or similar qualifications) would not constitute a SanDisk Material Adverse Effect;

•	SanDisk has performed or complied with in all material respects its obligations under the Merger Agreement required to be performed and complied with by SanDisk at or prior to the closing;

•	Western Digital has received a certificate dated as of the closing date and signed by an authorized officer of SanDisk to the effect that the foregoing conditions have been satisfied; and

•	since the date of the Merger Agreement, no SanDisk Material Adverse Effect has occurred that is continuing; provided that that clause of the SanDisk Material Adverse Effect definition relating to SanDisk’s ability to consummate the transactions contemplated by the Merger Agreement is excluded for purposes of determining the satisfaction of this condition.

The obligations of SanDisk to consummate the Merger are also conditioned on the satisfaction or waiver of the following conditions:

•	if the Unis Closing Date has not occurred, certain representations and warranties made by Western Digital and Merger Sub in the Merger Agreement relating to capitalization are true and correct except for de minimis inaccuracies as of the date of the Merger Agreement and as of the date of the closing (other than representations and warranties which address matters only as of a particular date, which will be true and correct except for de minimis inaccuracies only as of such date);

•	certain representations and warranties made by Western Digital and Merger Sub in the Merger Agreement relating to organization, authority, voting requirements and the recommendation of Western Digital’s board of directors are true and correct in all respects as of the date of the Merger Agreement and (except for those relating to the recommendation of Western Digital’s board of directors if the Unis Closing Date has occurred) as of the date of the closing (other than representations and warranties which address matters only as of a particular date, which will be true and correct in all respects only as of such date);

•	if the Unis Closing Date has not occurred, certain representations and warranties made by Western Digital and Merger Sub in the Merger Agreement relating to the absence of a Western Digital Material Adverse Effect (as defined in “The Merger Agreement—Representations and Warranties”) are true and correct as of the date of the Merger Agreement and as of the date of the closing (other than that clause of the Western Digital Material Adverse Effect definition relating to Western Digital’s ability to consummate the transactions contemplated by the Merger Agreement);

•	if the Unis Closing Date has not occurred, certain representations and warranties made by Western Digital and Merger Sub in the Merger Agreement relating to organization, absence of certain changes, litigation, undisclosed liabilities, compliance with law, intellectual property, taxes and environmental matters are true and correct (without giving effect to any limitation as to “materiality”, “Western Digital Material Adverse Effect” or similar qualifications) as of the date of the Merger Agreement and as of the date of the closing (other than representations and warranties which address matters only as of a particular date, which will be true and correct only as of such date), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality”, “Western Digital Material Adverse Effect” or similar qualifications) would not constitute a Western Digital Material Adverse Effect;

•	the remaining representations and warranties made by Western Digital and Merger Sub in the Merger Agreement are true and correct as of the date of the Merger Agreement and as of the date of the closing (other than representations and warranties which address matters only as of a particular date, which will be true and correct only as of such date), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality”, “Western Digital Material Adverse Effect” or similar qualifications) would not constitute a Western Digital Material Adverse Effect;

•	each of Western Digital and Merger Sub has performed or complied with in all material respects its obligations under the Merger Agreement required to be performed and complied with by Western Digital or Merger Sub, as the case may be, at or prior to the closing;

•	SanDisk has received a certificate dated as of the closing date and signed by an authorized officer of Western Digital to the effect that the foregoing conditions have been satisfied; and

•	since the date of the Merger Agreement, no Western Digital Material Adverse Effect shall have occurred that is continuing; provided that that clause of the Western Digital Material Adverse Effect definition relating to Western Digital’s ability to consummate the transactions contemplated by the Merger Agreement is excluded for purposes of determining the satisfaction of this condition.

Regulatory Approvals Required for the Merger (beginning on page 148)

The completion of the Merger is subject to compliance with the HSR Act. The notifications required under the HSR Act to the U.S. Federal Trade Commission, which is referred to as the FTC, and the Antitrust Division of the U.S. Department of Justice, which is referred to as the Antitrust Division, were filed on November 12, 2015, and the transaction is currently under review by the FTC. Under the HSR Act, the Merger may not be completed until the required 30-day HSR waiting period has expired or been terminated. The waiting period may be shortened by a grant of early termination or extended by the FTC issuing a request for additional information, also known as a “second request.” If a second request is issued, the transaction cannot close until 30 days after substantial compliance with the second request unless the parties otherwise agree with the FTC not to close the transaction, enter into a consent decree with the FTC, or the FTC concludes its investigation and grants early termination of the second waiting period. Western Digital may also choose to withdraw and re-file its notification under the HSR Act before the end of the initial 30-day waiting period. If Western Digital withdraws and re-files its notification, the initial 30-day waiting period will restart as of the date the notification is re-filed.

The completion of the Merger is also subject to compliance with applicable foreign antitrust laws. Notifications are required under the antitrust laws of the People’s Republic of China, the European Union, Japan, South Africa, South Korea, Taiwan and Turkey.

Furthermore, if CFIUS deems the Unis Investment to be a “covered transaction” for CFIUS purposes, and the Unis SPA has not been terminated by the Effective Time of the Merger or if CFIUS has requested or required a filing with respect to the Merger, then the CFIUS Approval (as defined in “The Merger Agreement—Efforts to Complete the Merger”) is a condition to consummation of the Merger.

Termination of the Merger Agreement (beginning on page 189)

At any time before the Effective Time of the Merger, whether or not the Western Digital stockholders have approved the NASDAQ Stock Issuance Proposal and/or the SanDisk stockholders have adopted the Merger Agreement, the Merger Agreement may be terminated at any time prior to the closing in the following ways:

•	by the mutual consent of Western Digital and SanDisk;

•	by either Western Digital or SanDisk, if the Merger has not occurred on or prior to 11:59 p.m. New York City time on October 21, 2016 or 11:59 p.m. New York City time on January 21, 2017, if extended by either Western Digital or SanDisk if the conditions related to (i) orders or rulings relating to antitrust laws that enjoin or prohibit the consummation of the Merger or (ii) the receipt of all required approvals from governmental authorities relating to antitrust have not been satisfied (the “Termination Date”), except that the right to so terminate the Merger Agreement will not be available to Western Digital or SanDisk if its material breach of the Merger Agreement is the cause of or resulted in the failure of the Merger to occur on or prior to such date;

•	by either Western Digital or SanDisk, if any Applicable Governmental Entity has issued an order, decree or ruling or taken any other action enjoining or otherwise prohibiting consummation of the Merger substantially on the terms contemplated by the Merger Agreement, and such order, decree, ruling or other action has become final and non-appealable, except that the right to so terminate the Merger Agreement will not be available to Western Digital or SanDisk if it failed to comply with its obligations relating to its antitrust efforts pursuant to the Merger Agreement;

•	by either Western Digital or SanDisk, if the SanDisk Stockholder Approval (as defined in “The Merger Agreement—Stockholder Meetings; Proxy Statement/Prospectus”) is not obtained by the conclusion of the SanDisk stockholder meeting duly convened therefor (including any and all adjournments or postponements thereof);

•	by either Western Digital or SanDisk, if the Unis Closing Date has not occurred or the Unis SPA has been terminated and the Western Digital Stockholder Approval (as defined in “The Merger Agreement—Stockholder Meetings; Proxy Statement/Prospectus”) shall not have been obtained by the conclusion of the Western Digital stockholder meeting duly convened therefor (including any and all adjournments or postponements thereof), provided that the right to terminate the Merger Agreement pursuant to this bullet point will not be available prior to the earlier of March 3, 2016 and the date of the termination of the Unis Investment;

•

by SanDisk, (i) if Western Digital or Merger Sub breaches any of their covenants or agreements under the Merger Agreement, or if any representation or warranty of Western Digital or Merger Sub is untrue, which breach or failure to be true would cause the conditions precedent to SanDisk’s obligations under the Merger Agreement not to be satisfied and is incapable of being cured by Western Digital at least five business days prior to the Termination Date or, if capable of being cured, has not been cured by Western Digital prior to the earlier to occur of (x) five business days prior to such

Termination Date and (y) 30 calendar days following receipt of written notice of such breach or failure to perform from SanDisk, and SanDisk has not failed to perform in any material respect any of its obligations under the Merger Agreement and is not in breach of any of the conditions precedent to Western Digital’s obligations to close under the Merger Agreement relating to SanDisk’s representations and warranties, (ii) in order to accept a SanDisk Superior Proposal (as defined in “The Merger Agreement—No Solicitation by SanDisk; No Change in SanDisk Board Recommendation”) in accordance with the Merger Agreement or (iii) if a Western Digital Change of Recommendation (as defined in “The Merger Agreement—No Solicitation by Western Digital; No Change in Western Digital Board Recommendation”) occurs, prior to the Western Digital Stockholder Meeting; and

•	by Western Digital, (i) if SanDisk breaches any of its covenants or agreements under the Merger Agreement, or if any representation or warranty of SanDisk is untrue, which breach or failure to be true would cause the conditions precedent to Western Digital’s obligations under the Merger Agreement not to be satisfied and is incapable of being cured by SanDisk at least five business days prior to the Termination Date or, if capable of being cured, has not been cured by SanDisk prior to the earlier to occur of (x) five business days prior to such Termination Date and (y) 30 calendar days following receipt of written notice of such breach or failure to perform from Western Digital, and Western Digital has not failed to perform in any material respect any of its obligations under the Merger Agreement and is not in breach of any of the conditions precedent to SanDisk’s obligations to close under the Merger Agreement relating to Western Digital’s representations and warranties, (ii) in order to accept a Western Digital Superior Proposal (as defined in “The Merger Agreement—No Solicitation by Western Digital; No Change in Western Digital Board Recommendation”) in accordance with the Merger Agreement or (iii) if a SanDisk Change of Recommendation occurs (as defined in “The Merger Agreement—No Solicitation by SanDisk; No Change in SanDisk Board Recommendation”), prior to the SanDisk Stockholder Meeting.

Termination Fees (beginning on page 189)

Under the Merger Agreement, SanDisk will be required to pay Western Digital a termination fee of approximately $553.3 million if the Merger Agreement is terminated:

•	by SanDisk, in order to accept a SanDisk Superior Proposal in compliance with the Merger Agreement;

•	by SanDisk, if (i) the Merger has not occurred by the Termination Date, (ii) there has been publicly disclosed and not irrevocably withdrawn prior to termination of the Merger Agreement a SanDisk Acquisition Proposal (as defined in “The Merger Agreement—No Solicitation by SanDisk; No Change in SanDisk Board Recommendation”) and (iii) within 12 months after such termination, either (A) SanDisk enters into a definitive agreement providing for any acquisition of (1) 50% or more of the outstanding shares of SanDisk common stock pursuant to a Merger, amalgamation, consolidation or other business combination, sale of shares, tender offer or exchange offer or similar transaction or (2) all or substantially all of the assets of SanDisk and its subsidiaries, taken as a whole (any transaction matching the description contained in (1) or (2), a “SanDisk Qualifying Transaction”) that is later consummated or (B) a SanDisk Qualifying Transaction is consummated;

•	by either Western Digital or SanDisk, if (i) the SanDisk Stockholder Approval is not obtained by the conclusion of the SanDisk Stockholder Meeting duly convened therefor, (ii) there has been publicly disclosed and not irrevocably withdrawn prior to the time of the SanDisk Stockholder Meeting, a SanDisk Acquisition Proposal and (iii) within 12 months after such termination, either (A) SanDisk enters into a definitive agreement with respect to a SanDisk Qualifying Transaction that is later consummated or (B) a SanDisk Qualifying Transaction is consummated; or

•	by Western Digital, if a SanDisk Change of Recommendation has occurred prior to the SanDisk Stockholder Meeting.

Under the Merger Agreement, Western Digital will be required to pay SanDisk a termination fee of approximately $553.3 million if the Merger Agreement is terminated:

•	by Western Digital, in order to accept a Western Digital Superior Proposal (as defined in “The Merger Agreement—No Solicitation by Western Digital; No Change in Western Digital Board Recommendation”) in compliance with the Merger Agreement;

•	by Western Digital, if (i) the Merger has not occurred by the Termination Date, (ii) there has been publicly disclosed and not withdrawn prior to termination of the Merger Agreement a Western Digital Acquisition Proposal and (iii) within 12 months after such termination, either (A) Western Digital enters into a definitive agreement providing for any acquisition of (1) 50% or more of the outstanding shares of Western Digital common stock pursuant to a merger, amalgamation, consolidation or other business combination, sale of shares, tender offer or exchange offer or similar transaction or (2) all or substantially all of the assets of Western Digital and its subsidiaries, taken as a whole (any transaction matching the description contained in (1) or (2), a “Western Digital Qualifying Transaction”) that is later consummated or (B) a Western Digital Qualifying Transaction is consummated;

•	by either Western Digital or SanDisk, if (i) the Unis Closing Date has not occurred or the Unis SPA has been terminated and the Western Digital Stockholder Approval is not obtained by the conclusion of the Western Digital Stockholder Meeting duly convened therefor, (ii) there has been publicly disclosed and not withdrawn prior to the time of the Western Digital Stockholder Meeting, a Western Digital Acquisition Proposal and (iii) within 12 months after such termination, either (A) Western Digital enters into a definitive agreement with respect to a Western Digital Qualifying Transaction that is later consummated or (B) a Western Digital Qualifying Transaction is consummated; or

•	by SanDisk, if a Western Digital Change of Recommendation has occurred prior to the Western Digital Stockholder Meeting.

In addition, in the event that either Western Digital or SanDisk terminates the Merger Agreement as a result of the failure by either party’s stockholders to approve the Merger Agreement and the transactions applicable to such party, Western Digital or SanDisk, as the case may be, must pay the other party a fee of approximately $184.4 million (a “No Vote Fee”). Any No Vote Fee paid by Western Digital or SanDisk may be deducted from any other termination fee subsequently paid by Western Digital or SanDisk.

In the event that either Western Digital or SanDisk terminates the Merger Agreement as a result of the Merger having not been consummated by the Termination Date or if any Applicable Governmental Entity has issued an order, decree or ruling or taken any other action enjoining or otherwise prohibiting consummation of the Merger substantially on the terms contemplated by the Merger Agreement relating to antitrust law, and such order, decree, ruling or other action has become final and non-appealable, and in each case if, as of the time of such termination all other conditions to closing have been satisfied other than (x) the condition relating to the absence of rulings or orders enjoining or prohibiting the consummation of the Merger (which shall not have been satisfied due to the failure to receive any required consent, approval or clearance from a governmental entity or any action by any governmental entity to prevent the Merger for antitrust or competition reasons) or (y) relating to expiration or termination of the waiting period (and any extensions thereof) applicable to the consummation of the Merger under the HSR Act and to the receipt of all other required antitrust approvals, then Western Digital must pay SanDisk a termination fee of approximately $1.06 billion (the “Antitrust Fee”).

The payor of a termination fee shall not be required to pay any termination fee on more than one occasion and Western Digital shall not be required to pay both the Antitrust Fee and any other termination fee. In the event that a termination fee is paid, upon payment, the payor will have no further liability to the payee with respect to the Merger Agreement or the Merger contemplated thereby, except that, if the payor paid the No Vote Fee under certain circumstances the payor may also be required to pay a termination fee less the No Vote Fee and the payor is not released from liability for fraud or a knowing and intentional breach of the Merger Agreement.

Litigation Related to the Merger (beginning on page 147)

Commencing on November 4, 2015, two alleged stockholders of SanDisk filed putative class actions captioned Michael Cloud v. SanDisk Corp., et al., Case Number 1-15-cv-287706, and Jaromir Koutnak v. Sanjay Mehrotra, et al., Case Number 1-15-cv-288079, each in the Superior Court of the State of California, County of Santa Clara (together, the “California Actions”). The defendants are SanDisk, the members of SanDisk’s board of directors, Western Digital, and Merger Sub. The complaints in the California Actions allege that SanDisk’s directors breached their fiduciary duties to SanDisk’s stockholders in connection with the Merger Agreement and the transaction contemplated thereby. Specifically, the complaints allege, among other things, that the proposed Merger arises out of a flawed process which resulted in an unfair price for SanDisk’s shares and a failure to maximize stockholder value. The complaints also allege that the terms of the Merger Agreement will deter other purported interested parties from coming forward with a superior offer. The California Actions further allege that SanDisk, Western Digital, or Merger Sub aided and abetted the SanDisk directors’ breaches of fiduciary duties. The plaintiffs seek, among other things, an order enjoining defendants from consummating the proposed Merger, rescinding the proposed Merger if it is consummated, awarding damages, and awarding attorneys’ fees and costs. The defendants believe the complaints are meritless and intend to defend the actions.

Material United States Federal Income Tax Consequences (beginning on page 155)

The exchange of SanDisk common stock pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder (as defined in “Material United States Federal Income Tax Consequences”) of SanDisk common stock who receives the Merger Consideration in exchange for such U.S. Holder’s shares of SanDisk common stock generally will recognize taxable gain or loss in an amount equal to the difference, if any, between the fair market value of the Merger Consideration received and such U.S. Holder’s adjusted tax basis in the shares of SanDisk common stock exchanged therefor.

THIS JOINT PROXY STATEMENT/PROSPECTUS CONTAINS A GENERAL DESCRIPTION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THIS DESCRIPTION DOES NOT ADDRESS ANY NON-U.S. TAX CONSEQUENCES, NOR DOES IT PERTAIN TO STATE, LOCAL OR OTHER TAX CONSEQUENCES. CONSEQUENTLY, YOU ARE URGED TO CONTACT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE MERGER.

Accounting Treatment (page 154)

The Merger will be accounted for as a business combination using the “acquisition” method of accounting with Western Digital as the accounting acquiror. The Western Digital’s stockholders immediately prior to the Effective Time of the Merger will continue to own the majority of the Western Digital common stock after the consummation of the Merger. For a table illustrating the percentage of Western Digital common stock that will be owned by former SanDisk stockholders following the Merger, please see “Questions and Answers about the Special Meetings and the Merger—What percentage of Western Digital common stock will be owned by former SanDisk stockholders following the Merger?”

Risk Factors (beginning on page 36)

In deciding how to vote your Western Digital or SanDisk shares, you should read carefully this entire joint proxy statement/prospectus, including the documents incorporated by reference herein and the Annexes hereto, and especially consider the factors discussed in “Risk Factors”.

Comparison of Rights of Stockholders (beginning on page 197)

As a result of the Merger, the holders of SanDisk common stock will become holders of Western Digital common stock and their rights will be governed by the DGCL and by Western Digital’s certificate of incorporation and bylaws. Following the Merger, SanDisk stockholders may have different rights as stockholders of Western Digital than they had as stockholders of SanDisk. For a summary of the material differences between the rights of Western Digital stockholders and SanDisk stockholders, see “Comparison of Rights of Stockholders” for more information.

RISK FACTORS

In deciding whether to vote for the proposals discussed in this joint proxy statement/prospectus, we urge you to consider carefully all of the information included or incorporated by reference in this joint proxy statement/prospectus. You should also read and consider the risks associated with each of the businesses of Western Digital and SanDisk, because these risks will also affect Western Digital after consummation of the Merger. The risks associated with the business of Western Digital can be found in Western Digital’s Exchange Act reporting, including Western Digital’s Annual Report on Form 10-K for the year ended July 3, 2015 and its Quarterly Report on Form 10-Q for the fiscal quarter period ended on October 2, 2015, which are incorporated by reference in this joint proxy statement/prospectus. The risks associated with the business of SanDisk can be found in SanDisk’s Exchange Act reporting including the SanDisk Annual Report on Form 10-K for the year ended December 28, 2014, and its Quarterly Reports on Form 10-Q for the fiscal quarters ended on March 29, 2015, June 28, 2015 and September 27, 2015, which are incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 223.

Risk Factors Relating to the Merger

Because of uncertainties concerning (i) the potential closing of the Unis Investment, and (ii) the amount of cash SanDisk will have available for use in the United States without payment or withholding of U.S. income taxes upon completion of the Merger, SanDisk stockholders cannot be sure of the form and value of the Merger Consideration they will receive and SanDisk stockholders will be exposed to the risk of market fluctuations in the price of Western Digital common stock.

Upon completion of the Merger, each share of SanDisk common stock will be converted into the right to receive Merger Consideration consisting of shares of Western Digital common stock and cash pursuant to the terms of the Merger Agreement. However, the exact form and value of consideration each SanDisk stockholder will receive is not yet knowable due to several factors. If, at the time of the consummation of the Merger the Unis Investment has closed, each SanDisk stockholder will receive, subject to reallocation (as described below), in exchange for each share of SanDisk common stock, 0.0176 shares of Western Digital common stock and $85.10 in cash. If the Unis Investment does not close or the Unis SPA has been terminated by the time of the consummation of the Merger, each SanDisk stockholder will receive, subject to reallocation (as described below), in exchange for each share of SanDisk common stock, 0.2387 shares of Western Digital common stock and $67.50 in cash. Furthermore, the above figures assume that, at completion of the Merger, SanDisk has cash available for use in the United States without payment or withholding of U.S. income taxes (“Available Cash”) of $4.049 billion or more, if the closing of the Merger occurs before June 30, 2016, and $4.139 billion or more, if the closing of the Merger occurs on or after June 30, 2016. If SanDisk has less than these specified amounts, Western Digital may, under the terms of the Merger Agreement, decrease the aggregate cash consideration and increase the aggregate stock consideration by an equal amount. Accordingly, at this time SanDisk stockholders will not know or be able to calculate the exact amount of either the cash or stock consideration that they would receive upon completion of the Merger. As of September 27, 2015, SanDisk had a total of $3.743 billion in cash and cash equivalents and marketable securities which can be sold and proceeds held as cash or cash equivalents available for use in the United States or that can be repatriated to the United States, without payment of withholding tax or US income taxes. Such Available Cash as of September 27, 2015 is not indicative of the amount of Available Cash SanDisk will have as of the actual closing date of the Merger and SanDisk’s actual closing date Available Cash is subject to the risks associated with operating SanDisk’s business, which are described in SanDisk’s Exchange Act reports, including SanDisk’s quarterly report on Form 10-Q for the quarter ended September 27, 2015, which is incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

The per share Merger Consideration will not be adjusted prior to completion of the Merger for changes in the market price of either Western Digital common stock or SanDisk common stock or for share repurchases or issuances of common stock by Western Digital or SanDisk. Such market price fluctuations or changes in the number of outstanding shares of Western Digital or SanDisk common stock may affect the value that SanDisk stockholders will receive upon completion of the Merger. Stock price changes may result from a variety of factors, some of which are out of Western Digital’s and SanDisk’s control, including general market and economic conditions, changes in businesses, operations and prospects and regulatory considerations, and risks discussed in this section of this joint proxy statement/prospectus. Neither Western Digital nor SanDisk is permitted to terminate the Merger Agreement or resolicit the vote of their respective stockholders solely because of changes in the market price of either of their common stock.

The prices of Western Digital common stock and SanDisk common stock at the completion of the Merger may vary from their respective prices on the date the Merger Agreement was executed, on the date of this document and on the date of the special meetings. As a result, the value represented by the exchange ratio will also vary. For example, based on the range of closing sales prices of Western Digital common stock during the period from October 20, 2015, the last trading day before public announcement of the Merger, through December 4, 2015, the Base Merger Consideration per share of SanDisk common stock represented a value ranging from a high of $86.42 to a low of $86.16 and the Alternate Merger Consideration per share of SanDisk common stock represented a value ranging from a high of $85.37 to a low of $81.88, assuming no adjustment for any Closing Cash Shortfall.

Because the date that the Merger becomes effective will be later than the dates of the special meetings, at the time of SanDisk’s special meeting, SanDisk stockholders will not know the exact amount or market value of the Western Digital common stock that they will receive upon completion of the Merger, which could be lower than the market value at the time of the SanDisk special meeting. You should obtain current stock price quotations for Western Digital common stock and SanDisk common stock. Western Digital common stock and SanDisk common stock are listed on NASDAQ under the symbols “WDC” and “SNDK,” respectively.

The market price of Western Digital common stock after the Merger might be affected by factors different from, or in addition to, those currently affecting the respective market prices of Western Digital and SanDisk common stock.

The businesses of Western Digital and SanDisk differ and, accordingly, the results of operations of Western Digital and the market price of Western Digital common stock after the Merger may be affected by factors different from, or in addition to, those currently affecting the independent results of operations of each of Western Digital and SanDisk. For a discussion of the businesses of Western Digital and SanDisk and of factors to consider in connection with those businesses, see the documents incorporated by reference into this document and referred to under “Where You Can Find More Information”.

Until the Effective Time of the Merger or the termination of the Merger Agreement in accordance with its terms, Western Digital and SanDisk are prohibited from entering into certain business combination transactions.

During the period that the Merger Agreement is in effect, except as permitted by certain limited exceptions in the Merger Agreement or required by their fiduciary duties and subject to the other requirements of the Merger Agreement, the Western Digital board of directors may not withdraw or adversely modify its recommendation of approval by the Western Digital stockholders of the NASDAQ Stock Issuance Proposal and the SanDisk board of directors may not withdraw or adversely modify its recommendation of approval by the SanDisk stockholders of the Merger Proposal. In addition, during such time, neither the SanDisk or Western Digital board of directors may recommend an acquisition proposal to acquire beneficial ownership of 15% or more of the issued and outstanding common stock or assets of SanDisk or Western Digital, respectively, other than the Merger, or negotiate or authorize negotiations with a third party regarding an acquisition proposal other than the Merger, except as permitted by certain limited exceptions in the Merger Agreement or required by their fiduciary duties and subject to the other requirements of the Merger Agreement. In the event that SanDisk’s or Western Digital’s board of directors change their respective recommendations, SanDisk or Western Digital, as the case may be, will be required pursuant to the terms of the Merger Agreement to pay to the other party $553.3 million as a termination fee. SanDisk, Western Digital and their respective subsidiaries are also required pursuant to the terms of the Merger Agreement to conduct their respective businesses only in the ordinary and usual course of business in all material respects consistent with past practice and use commercially reasonable efforts to preserve intact their business organization, operations and assets. The foregoing could have the effect of delaying other strategic transactions and may, in some cases, make it impossible to pursue other strategic transactions that are available only for a limited time.

The Merger is subject to a number of conditions, some of which are outside of the parties’ control, and if these conditions are not satisfied or waived, the Merger will not be completed.

The Merger Agreement contains a number of conditions that must be fulfilled to complete the Merger. Those conditions include, among other customary conditions, approval by SanDisk stockholders of the Merger and Western Digital stockholders of the NASDAQ Stock Issuance Proposal (if the Unis Investment does not close or the Unis SPA is terminated by the time of the Merger), no material action being taken by any governmental entity enjoining or otherwise prohibiting consummation of the Merger, no law being enacted or promulgated by any governmental entity making the consummation of the Merger illegal, receipt of required regulatory approvals, approval by NASDAQ for listing of the shares Western Digital common stock issued in connection with the Merger, accuracy of representations and warranties of the parties to the applicable standards provided by the Merger Agreement, no event occurring that had or would reasonably be expected to have a material adverse effect on Western Digital or SanDisk, compliance by the parties with their covenants in the Merger Agreement to the applicable standards provided by the Merger Agreement, and the effectiveness of the Registration Statement of which this joint proxy statement/prospectus forms a part, as well as other customary closing conditions.

The required satisfaction of the foregoing conditions could delay the completion of the Merger for a significant period of time or prevent it from occurring. Any delay in completing the Merger could cause the combined company not to realize some or all of the benefits that the parties expect the combined company to achieve. Further, there can be no assurance that the conditions to the closing of the Merger will be satisfied or waived or that the Merger will be completed.

In addition, if the Merger is not completed by October 21, 2016 (subject to potential extensions to January 21, 2017, in the event receipt of certain required regulatory approvals related to antitrust matters have not been obtained), either Western Digital or SanDisk may choose to terminate the Merger Agreement. Western Digital or SanDisk may also elect to terminate the Merger Agreement in certain other circumstances, and the parties can mutually decide to terminate the Merger Agreement at any time prior to the closing, before or after stockholder approval, as applicable. See “The Merger Agreement—Termination of the Merger Agreement” and “—Transaction Expenses and Termination Fees” for a more detailed description of these circumstances.

Western Digital and SanDisk must obtain required approvals and governmental and regulatory consents to complete the Merger, which, if delayed, not granted or granted with conditions, may jeopardize or delay the Merger, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the Merger.

The Merger is subject to customary closing conditions. These closing conditions include, among others, the receipt of required approvals of the respective stockholders of Western Digital (if the Unis Investment does not close or the Unis SPA is terminated by the time of the Merger) and SanDisk at their respective special meetings, the expiration or termination of all waiting periods under applicable antitrust laws, including the applicable waiting periods under the HSR Act and foreign antitrust laws, and if required pursuant to the terms of the Merger Agreement, approval under CFIUS.

The governmental agencies from which the parties will seek these approvals have broad discretion in administering the governing regulations. As a condition to their approval of the Merger, agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of Western Digital’s business after consummation of the Merger. These requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the consummation of the Merger. However, in no event shall Western Digital be required to agree to the divestiture of any Assets (as defined in “The Merger Agreement—Efforts to Complete the Merger”) other than Assets of SanDisk and its subsidiaries that collectively generated revenues for the year ended December 29, 2013, not in excess of $250 million in the aggregate. Even if all required consents and approvals are obtained and the closing conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals. If Western Digital agrees to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any approvals required to consummate the Merger, these requirements, limitations, costs, divestitures or restrictions could adversely affect Western Digital’s ability to integrate its operations with SanDisk’s operations, reduce the anticipated benefits of the Merger, and have a material adverse effect on the business and results of operations of Western Digital after consummation of the Merger. These material requirements, limitations, costs, divestitures or restrictions imposed by governmental agencies could also result in a failure to consummate the Merger. Western Digital and SanDisk are obligated to pay certain transaction-related fees and expenses in connection with the Merger, whether or not the Merger is completed.

Furthermore, in the event that either Western Digital or SanDisk terminates the Merger Agreement as a result of the Merger having not been consummated by the Termination Date or if any Applicable Governmental Entity has issued an order, decree or ruling or taken any other action enjoining or otherwise prohibiting consummation of the Merger substantially on the terms contemplated by the Merger Agreement relating to antitrust law, and such order, decree, ruling or other action has become final and non-appealable, and in each case if, as of the time of such termination all other conditions to closing have been satisfied other than (x) the condition relating to the absence of rulings or orders enjoining or prohibiting the consummation of the Merger (which shall not have been satisfied due to the failure to receive any required consent, approval or clearance from a governmental entity or any action by any governmental entity to prevent the Merger for antitrust or competition reasons) or (y) relating to expiration or termination of the waiting period (and any extensions thereof) applicable to the consummation of the Merger under the HSR Act and to the receipt of all other required antitrust approvals, then Western Digital must pay SanDisk a termination fee of approximately $1.06 billion. Please see “The Merger Agreement—Conditions to Completion of the Merger,” for a discussion of the conditions to consummation of the Merger and “The Merger—Regulatory Approvals Required for the Merger,” for a description of the antitrust approvals necessary to consummate the Merger.

Any delay in completing the Merger may significantly reduce the benefits expected to be obtained from the Merger.

In addition to the required regulatory clearances and approvals, the Merger is subject to a number of other conditions that are beyond the control of Western Digital and SanDisk and that may prevent, delay or otherwise materially adversely affect completion of the Merger. Western Digital and SanDisk cannot predict whether and when these other conditions will be satisfied. Further, the requirements for obtaining the required regulatory clearances and approvals could delay the completion of the Merger for a significant period of time or prevent it from occurring. Any delay in completing the Merger may significantly reduce the synergies projected to result from the Merger and other benefits that Western Digital and SanDisk expect to achieve if they successfully complete the Merger within the expected timeframe and integrate their respective businesses. See “The Merger Agreement—Conditions to the Completion of the Merger” for more information.

If CFIUS determines that the Unis Investment is a “covered transaction” and the Unis SPA has not been terminated or if CFIUS has requested or requires a filing, then the Merger will be subject to the receipt of the CFIUS Approval that may impose measures to protect U.S. national security or other conditions that could have an adverse effect on Western Digital or the combined company, or, if not obtained, could prevent completion of the Merger.

If CFIUS determines that the Unis Investment is a “covered transaction” and the Unis SPA is not terminated or if CFIUS has requested or requires a filing with respect to the Merger, then the CFIUS Approval must be obtained for the Merger to be consummated. In deciding whether to grant the CFIUS Approval, CFIUS will consider the effect of the Merger on U.S. national security and other factors within its relevant jurisdiction. As a condition to granting the CFIUS Approval, CFIUS could seek measures and impose conditions to protect U.S. national security, certain of which may materially and adversely affect the combined company’s operating results due to the imposition of requirements, limitations or costs or placement of restrictions on the conduct of the combined company’s business and which may adversely affect the financial position and prospects of the combined company and its ability to achieve the synergies projected to result from the Merger. There can be no assurance that CFIUS will not require conditions, terms, obligations or restrictions, or that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the Merger or imposing additional material costs on, or materially adversely impacting the combined company following the Merger.

Furthermore if CFIUS determines that the Unis Investment is a covered transaction and the Unis Investment closes, Western Digital may be deemed to be a foreign person for CFIUS purposes and future acquisitions, investments or other transactions in the United States involving Western Digital may be subject to CFIUS review.

For a more detailed description of the regulatory review process, see “The Merger—Regulatory Approvals Required for the Merger”.

If Western Digital stockholders do not approve the NASDAQ Stock Issuance Proposal, Western Digital’s flexibility with respect to the Merger may be limited and Western Digital’s ability to complete the Merger may be affected.

If the Unis Investment closes prior to the Effective Time of the Merger, Western Digital stockholder approval of the NASDAQ Stock Issuance Proposal is not required for the Merger to close, and Western Digital will be required to close the Merger upon satisfaction or waiver of the conditions to the Merger. If the Western Digital stockholders do not approve of the NASDAQ Stock Issuance Proposal, Western Digital’s ability to reallocate the stock and cash components of the Merger Consideration as described in “The Merger Agreement—Merger Consideration; Cancellation of Shares” will be limited as Western Digital may not be able to reallocate the cash component of the Merger Consideration into shares of Western Digital common stock and may need to convert certain SanDisk equity awards into cash settled awards or rely on an exception to NASDAQ Stock Market Rule 5635(a). If there is a Closing Cash Shortfall and Western Digital stockholders do not approve the NASDAQ Stock Issuance Proposal, Western Digital may not be able to exercise its right to reallocate the stock component and cash component of the Merger Consideration and may need to incur additional debt to complete the Merger.

Furthermore, if the Unis Investment does not close or the Unis SPA is terminated and the Western Digital stockholders do not approve the NASDAQ Stock Issuance Proposal, then the parties are not obligated to consummate the Merger.

The Merger will allow holders of the Convertible Notes to convert their notes into a mixture of cash and stock at a temporarily increased conversion rate.

Under the terms of the 2017 Convertible Notes and 2020 Convertible Notes, the Merger will constitute a designated event and a fundamental change. As a result, holders of the Convertible Notes will be permitted to choose (i) to convert their Convertible Notes into a mixture of cash and stock at a temporarily increased conversion rate, (ii) to require SanDisk to buy back their Convertible Notes for a price equal to their principal amount plus accrued but unpaid interest to but excluding the repurchase date, or (iii) to continue holding their Convertible Notes. If the Merger closes, the holders of the Convertible Notes would be expected to exercise the right to convert their notes in accordance with their terms at a temporarily increased conversion rate shortly following the closing of the Merger (although the holders’ actual decisions will depend upon their judgments based on the prevailing market conditions). As of September 30, 2015 approximately $997 million aggregate principal amount of 2017 Convertible Notes and $1.5 billion aggregate principal amount of 2020 Convertible Notes were outstanding. For further information concerning the Convertible Notes, including the calculation of amounts payable upon conversion, see “Summary—Effect of the Merger on SanDisk’s Convertible Notes” above.

The need to pay cash amounts owing on conversion of, or in respect of any demands for repurchase of, the Convertible Notes in connection with the Merger, and to issue Western Digital common stock, may have an adverse effect on the value of Western Digital common stock. Furthermore, the delivery of conversion notices by holders of the Convertible Notes prior to the Effective Time of the Merger will require SanDisk to settle such conversions regardless of whether the Merger closes. As a result, if the Merger does not close, SanDisk would still be required to pay in cash the principal amount of the Convertible Notes surrendered for conversion, and deliver SanDisk common stock with respect to the excess thereof. Such requirement might have a material adverse effect on SanDisk’s financial condition and liquidity.

Although the conversion consideration that SanDisk must deliver for qualifying conversions of the Convertible Notes will be increased as a result of the temporarily increased conversion rate, SanDisk will not receive any corresponding increase in payments or deliveries it receives under the related Bond Hedge Transactions in connection with such conversions.

The amounts payable by the Hedge Banks to SanDisk under the Bond Hedge Transactions will not incorporate the temporary increase in the conversion rate of the Convertible Notes or otherwise factor in the option time value of the Bond Hedge Transactions. As a result, SanDisk will receive less under the Bond Hedge Transactions in connection with the Merger than the amount it owes under the Convertible Notes in excess of their principal amount, which may have an adverse effect on the value of Western Digital common stock.

The payments or deliveries from the Hedge Banks under the Bond Hedge Transactions as the result of the consummation of the Merger could be greater than, equal to, or less than the amount of the payments that would have been paid or the value of the shares that would have been delivered by the Hedge Banks upon exercise, expiration or termination of the Bond Hedge Transactions in the ordinary course in the absence of the Merger. For a more detailed description of the Bond Hedge Transactions, see “Summary—Effect of the Merger on SanDisk’s Bond Hedge Transactions and Warrant Transactions.”

SanDisk will owe the Hedge Banks cash payments with respect to the Warrant Transactions that terminate in connection with the Merger Agreement and the Merger.

Under the terms of the Warrant Transactions, the Hedge Banks would be entitled to receive from SanDisk a cash payment equal to the value of the Warrant Transactions with such Hedge Bank. If not otherwise agreed by the parties, the amount payable under these terminated Warrant Transactions will be determined by the applicable Hedge Bank in good faith and in a commercially reasonable manner.

The amounts payable in respect of the termination of the Warrant Transactions will vary depending on factors including the date the Merger is consummated, the market price of the relevant common stock, and market conditions (including interest rates and volatility) at the time as of which the Warrant Transactions are terminated.

The payments to the Hedge Banks with respect to the Warrant Transactions that terminate in connection with the Merger Agreement and the Merger could be greater than, equal to, or less than the amount of the payments or the value of the shares that would have been received by the Hedge Banks upon exercise or expiration of the Warrant Transactions in the ordinary course in the absence of the Merger Agreement and the Merger. The cash payments owed by SanDisk to the Hedge Banks as a result of the termination of the Warrant Transactions could be significant and are expected to exceed in the aggregate the amounts receivable by SanDisk under the Bond Hedge Transactions, which may have a material adverse effect on the value of Western Digital common stock. For a more detailed description of the Warrant Transactions, see “Summary—Effect of the Merger on SanDisk’s Bond Hedge Transactions and Warrant Transactions.”

The consummation of the Merger may permit counterparties to other agreements to terminate those agreements.

SanDisk is also a party to certain agreements that give the counterparties to such agreements certain rights, including consent and termination rights, in connection with “change in control” transactions or otherwise. Under certain of these agreements, the Merger may constitute a “change in control” or otherwise give rise to consent or termination rights and, therefore, the counterparties may assert their rights in connection with the Merger, which may adversely affect the value of Western Digital common stock.

Uncertainty about the Merger may adversely affect Western Digital’s business and stock price, whether or not the Merger is completed.

Western Digital is subject to risks in connection with the announcement and pendency of the Merger, including the pendency and outcome of any legal proceedings against Western Digital, its directors and others relating to the Merger and the risks from possibly foregoing opportunities Western Digital might otherwise pursue absent the Merger. Furthermore, uncertainties about the Merger may cause Western Digital’s current and prospective employees to experience uncertainty about their future with the company. These uncertainties may impair Western Digital’s ability to retain, recruit or motivate key management, sales, marketing, engineering, technical and other personnel.

In addition, in response to the announcement of the Merger, Western Digital’s existing or prospective customers, suppliers or joint development partners may:

•	delay, defer or cease purchasing goods or services from or providing goods or services to Western Digital;

•	delay or defer other decisions concerning Western Digital, or refuse to extend credit to Western Digital;

•	cease further joint development activities; or

•	otherwise seek to change the terms on which they do business with Western Digital.

While Western Digital is attempting to address these risks through communications with its existing and prospective customers, suppliers or joint development partners, they may be reluctant to purchase Western Digital’s products, supply Western Digital with goods and service or continue joint development due to the potential uncertainty about the direction of Western Digital’s product offerings and the support and service its products after Western Digital completes the Merger.

Uncertainty about the Merger may adversely affect SanDisk’s business and stock price, whether or not the Merger is completed.

SanDisk is subject to risks in connection with the announcement and pendency of the Merger, including the pendency and outcome of any legal proceedings against SanDisk, its directors and others relating to the Merger, the restrictions imposed on SanDisk’s business and operations pursuant to certain covenants set forth in the Merger Agreement and the risks from possibly foregoing opportunities SanDisk might otherwise pursue absent the Merger. Furthermore, uncertainties about the Merger may impair SanDisk’s ability to retain and motivate current employees and recruit new employees who may be uncertain about their future roles and relationships with the combined company following the completion of the Merger. These uncertainties may impair SanDisk’s ability to retain, recruit or motivate key management, sales, marketing, engineering, technical and other personnel. These uncertainties may divert employees’ and management’s attention, which could otherwise have been devoted to other opportunities that may have been beneficial to SanDisk.

In addition, SanDisk has incurred, and will continue to incur, significant costs, expenses and fees for professional services, other than transaction costs and employee retention costs in connection with the Merger, and these fees and costs are payable by SanDisk regardless of whether the Merger is consummated.

Uncertainties about the Merger could also have other adverse effects on SanDisk’s revenue and operating results. For example, these uncertainties could adversely impact SanDisk’s relationships or contract negotiations with third parties, including SanDisk’s strategic partners, such as Toshiba Corporation (“Toshiba”), customers, suppliers and other business partners, or those with which SanDisk is seeking to establish business relationships. Strategic partners, customers, suppliers or other business partners may:

•	delay, defer or cease purchasing goods or services from or providing goods or services to SanDisk;

•	delay or defer other decisions concerning SanDisk, or refuse to extend credit to SanDisk;

•	cease further joint development activities; or

•	otherwise seek to change the terms on which they do business with SanDisk.

The Merger Agreement subjects Western Digital to certain restrictive covenants that will restrict the way it conducts its business until either the consummation or the termination of the Merger which could adversely affect Western Digital’s stock price and its operations.

Unless SanDisk otherwise consents in writing (not to be unreasonably withheld, conditioned or delayed) or as expressly contemplated or expressly permitted by the Merger Agreement or confidential disclosure schedules, or where a change in applicable law requires the taking of an action otherwise prohibited, Western Digital and each of its subsidiaries will not, subject to certain conditions and exceptions described in detail in the Merger Agreement: (1) amend its organizational documents; (2) redeem or purchase any outstanding Western Digital common stock (except in respect of (A) any tax withholding or exercise price in connection with equity or equity-based awards granted pursuant to Western Digital’s equity compensation plans, and (B) repurchases pursuant to any previously announced stock repurchase programs) or pay any dividend (other than dividends in the ordinary course and consistent with Western Digital’s past practice) or distribution with respect to any of its capital stock or otherwise make any payments to stockholders of Western Digital; (3) issue, split, combine, subdivide or reclassify any capital stock of Western Digital; (4) adopt any plan of liquidation or reorganization other than the Merger; (5) make certain acquisitions or dispositions of any entity, any equity interest thereof or therein, or tangible assets comprising a business or division; and (6) enter into any contract, commitment or arrangement to do any of the foregoing. The restrictive covenants described in clauses (3) and (5) and in clause (6) (to the extent applicable to clauses (3) and (5)) shall cease to apply on the Unis Closing Date if the Unis Investment closes prior to the Effective Time. See “The Merger Agreement—Interim Operations of Western Digital and SanDisk—Western Digital Interim Operating Covenants” for more information regarding the foregoing covenants.

The Merger Agreement subjects SanDisk to certain restrictive covenants that will restrict the way it conducts its business until either the consummation or the termination of the Merger which could adversely affect SanDisk’s stock price and its operations.

Unless Western Digital otherwise consents in writing (not to be unreasonably withheld, conditioned or delayed) or as expressly contemplated or expressly permitted by the Merger Agreement or confidential disclosure schedules, or where a change in applicable law requires the taking of an action otherwise prohibited, SanDisk and each of its subsidiaries will not, subject to certain conditions and exceptions, engage in any of the activities described in detail in the Merger Agreement including: (1) amend its organizational documents; (2) redeem or purchase any outstanding SanDisk common stock; (3) issue, split, combine, subdivide or reclassify any SanDisk common stock or pay any dividend or other distribution with respect to any of its common stock or otherwise make any payments to stockholders of SanDisk; (4) adopt any plan of liquidation or reorganization other than the Merger; (5) make certain acquisitions or dispositions of any entity, and equity interest thereof or therein, or tangible assets comprising a business or division, or sell certain tangible assets; (6) enter into certain joint ventures or strategic partnerships; (7) sell, assign, transfer or grant an exclusive license under or otherwise dispose of material intellectual property or take certain other actions with respect to intellectual property; (8) enter into, modify, amend or terminate, or waive its rights under, certain material contracts and real property leases; (9) authorize certain capital expenditures or incur certain indebtedness; (10) adopt any stockholder rights plan or “poison pill”; (11) make certain changes impacting employee compensation and benefits and take certain actions related to labor; (12) take certain actions with respect to accounting, taxes and cash management procedures; (13) take certain actions related to settlements or commencing material litigation; and (14) enter into any contract, commitment or arrangement to do any of the foregoing. See “The Merger Agreement—Interim Operations of Western Digital and SanDisk—SanDisk Interim Operating Covenants” for the additional covenants and for more information regarding the foregoing covenants.

Some of Western Digital’s and SanDisk’s officers and directors may have interests in the Merger that are different from, or in addition to, the interests of Western Digital and SanDisk stockholders.

When considering the recommendation of the Western Digital and SanDisk boards of directors with respect to the Merger, Western Digital stockholders should be aware that some directors and executive officers of Western Digital may have interests in the Merger that may be different from, or in addition to, their interests as stockholders and the interests of stockholders of Western Digital generally. In addition, SanDisk stockholders should be aware that the directors and executive officers of SanDisk have interests in the Merger that may be different from, or in addition to, their interests as stockholders and the interests of stockholders of SanDisk generally. These interests include, among others, potential payments under employment agreements and change in control severance agreements, rights to acceleration of vesting and exercisability of options, and acceleration of vesting of restricted stock units as a result of the Merger and rights to ongoing indemnification and insurance coverage for acts or omissions occurring prior to the Merger. See “The Merger—Interests of Western Digital Directors and Executive Officers in the Merger” and “The Merger—Interests of SanDisk Directors and Executive Officers in the Merger” for more information.

As a result of these interests, these directors and executive officers of Western Digital or SanDisk, as the case may be, might be more likely to support and to vote in favor of the proposals described in this joint proxy statement/prospectus than if they did not have these interests. Each of Western Digital’s and SanDisk’s stockholders should consider whether these interests might have influenced these directors and executive officers to support or recommend adoption of the Merger Agreement. At the close of business on [●], 2016, Western Digital directors and executive officers were entitled to vote approximately [●]% of the then-outstanding shares of Western Digital common stock. As of the close of business on [●], 2016, SanDisk directors and executive officers were entitled to vote approximately [●]% of the then-outstanding shares of SanDisk common stock. See “The Merger—Stock Ownership of Directors and Executive Officers of Western Digital and SanDisk” for more information.

There can be no assurance that Western Digital will be able to secure the funds necessary to pay the cash portion of the Merger Consideration and refinance certain of Western Digital’s and SanDisk’s existing indebtedness on acceptable terms, in a timely manner or at all.

Western Digital intends to fund the cash portion of the Merger Consideration to be paid to holders of SanDisk common stock and the repayment of Western Digital and SanDisk indebtedness with a combination of cash on hand and debt financing. To this end, Western Digital. has entered into a debt commitment letter containing commitments as of the date of this joint proxy statement/prospectus for term loan facilities and bridge loan facilities in an aggregate amount of up to $17.1 billion and a $1 billion revolving credit facility. However, as of the date of this joint proxy statement/prospectus, neither Western Digital nor any of its subsidiaries has entered into definitive agreements for the debt financing (or any equity issuance or other financing arrangements in lieu thereof). There can be no assurance that Western Digital will be able to secure the debt financing pursuant to the debt commitment letter.

In the event that the debt financing contemplated by the debt commitment letter is not available, other financing may not be available on acceptable terms, in a timely manner or at all. If Western Digital is unable to secure financing, the Merger may be delayed or not be completed. If Western Digital is not able to complete the Merger, Western Digital would be liable to SanDisk for breach of the Merger Agreement in connection with its failure to consummate the Merger.

The failure to complete the Merger will have an adverse impact on SanDisk’s business, operating results and stock price.

If the Merger is not completed, SanDisk stock price could fall to the extent that its current price reflects an assumption that the Merger will be completed. Furthermore, if the acquisition is not completed, SanDisk may suffer other consequences that could adversely affect its business, results of operations and stock price, including the following:

•	SanDisk could be required to pay a termination fee of up to approximately $553.3 million to Western Digital under certain circumstances;

•	SanDisk could be required to pay a termination fee of approximately $184.4 million to Western Digital in the event its stockholders fail to approve the Merger;

•	SanDisk would have incurred significant costs in connection with the Merger that it would be unable to recover, including transaction, legal, employee-related and other costs;

•	SanDisk may be subject to legal proceedings related to the Merger;

•	the failure of the Merger to be consummated may result in negative publicity and a negative impression of SanDisk in the investment community;

•	disruptions to SanDisk’s business resulting from the announcement and pendency of the Merger, including any adverse changes in its relationships with its customers, strategic partners including Toshiba, suppliers, licensees, other business partners and employees, may continue or intensify in the event the Merger is not consummated;

•	SanDisk may not be able to take advantage of alternative business opportunities or effectively respond to competitive pressures; and

•	SanDisk may experience an increase in employee departures.

Litigation filed against SanDisk, Western Digital and Merger Sub could prevent or delay the completion of the Merger or result in the payment of damages following completion of the Merger.

SanDisk, Western Digital, Merger Sub and members of their respective board of directors are currently and may in the future be parties, among others, to various claims and litigation related to the Merger, including putative stockholder class actions. Among other remedies, the plaintiffs in such matters, are seeking to enjoin the Merger. The results of complex legal proceedings are difficult to predict, and could delay or prevent the Merger from becoming effective in a timely manner. The existence of litigation relating to the Merger could impact the likelihood of obtaining the stockholder approvals from either Western Digital or SanDisk. Moreover, the pending litigation is, and any future additional litigation could be, time consuming and expensive, could divert Western Digital and SanDisk’s respective management’s attention away from their regular business, and, if any one of these lawsuits is adversely resolved against either Western Digital, SanDisk or Merger Sub, could have a material adverse effect on their respective financial condition. For additional information regarding the pending litigation matters, please see the section entitled “The Merger—Litigation Related to the Merger.”

One of the conditions to the closing of the Merger is that no Applicable Governmental Entity having jurisdiction over Western Digital, SanDisk or Merger Sub shall have issued an order, decree or ruling or taken any other material action enjoining or otherwise prohibiting the consummation of any of the Merger substantially on the terms contemplated by the Merger Agreement that remains in effect, and that no law shall have been enacted or promulgated by any Applicable Governmental Entity that makes the consummation of the Merger illegal that remains in effect. Consequently, if a settlement or other resolution is not reached in the lawsuits referenced above and the plaintiffs secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting Western Digital’s and/or SanDisk’s ability to complete the Merger on the terms contemplated by the Merger Agreement, then such injunctive or other relief may prevent the Merger from becoming effective in a timely manner or at all.

Risk Factors Relating to the Combined Company Following the Merger

Western Digital may fail to realize the benefits expected from the Merger, which could adversely affect Western Digital’s stock price.

The anticipated benefits Western Digital expects from the Merger are, necessarily, based on projections and assumptions about the combined businesses of Western Digital and SanDisk, which may not materialize as expected or which may prove to be inaccurate. The value of Western Digital common stock following the completion of the Merger could be adversely affected if Western Digital is unable to realize the anticipated benefits from the Merger on a timely basis or at all. Achieving the benefits of the Merger will depend, in part, on Western Digital’s ability to integrate the business and operations of SanDisk successfully and efficiently with Western Digital’s business. The challenges involved in this integration, which will be complex and time-consuming, include the following:

•	difficulties entering new markets or manufacturing in new geographies where Western Digital has no or limited direct prior experience;

•	successfully managing relationships with Western Digital and SanDisk’s combined supplier and customer base;

•	coordinating and integrating independent research and development and engineering teams across technologies and product platforms to enhance product development while reducing costs;

•	coordinating sales and marketing efforts to effectively position the combined company’s capabilities and the direction of product development;

•	limitations or restrictions required by regulatory authorities on the ability of management of Western Digital and of SanDisk to conduct planning regarding the integration of the two companies;

•	difficulties in integrating the systems and process of two companies with complex operations including multiple manufacturing sites;

•	the increased scale and complexity of Western Digital’s operations resulting from the Merger;

•	retaining key employees of Western Digital and SanDisk;

•	obligations that Western Digital will have to counterparties of SanDisk that arise as a result of the change in control of SanDisk; and

•	the diversion of management attention from other important business objectives.

If Western Digital does not successfully manage these issues and the other challenges inherent in integrating an acquired business of the size and complexity of SanDisk, then Western Digital may not achieve the anticipated benefits of the Merger and Western Digital’s revenue, expenses, operating results and financial condition could be materially adversely affected.

In addition, SanDisk is dependent on its business ventures with Toshiba (“Flash Ventures”) and other strategic relationships with Toshiba, and therefore the combined company’s business, financial condition and operating results, and Western Digital’s ability to realize the anticipated benefits from the Merger, will be dependent on the success of Flash Ventures and other strategic relationships with Toshiba. Substantially all of

SanDisk’s NAND flash memory is supplied by Flash Ventures, and Flash Ventures is expected to manufacture and supply 3D NAND to SanDisk. In addition, SanDisk partners with Toshiba on the development of NAND flash technology and it has entered into strategic partnerships with Toshiba relating to research and development for the next technology transitions of NAND flash and alternative technologies beyond NAND flash technologies. These ventures and strategic partnerships are subject to various risks that could harm the value of the combined company’s investments, its revenue and costs, its future rate of spending, its technology plans and its future growth opportunities. SanDisk’s Exchange Act reports incorporated by reference into this joint proxy statement/prospectus contain additional information about Flash Ventures and the associated risks; see “Where You Can Find More Information.” Toshiba’s financial position or shift in strategic priorities could adversely impact SanDisk and the combined company’s business. Flash Ventures require significant investments by both Toshiba and SanDisk for technology transitions and capacity expansions, and if Toshiba or SanDisk does not provide sufficient resources or have adequate access to credit, these investments could be delayed or reduced. A change in the management or control of Toshiba’s semiconductor business could lead to delays in decision-making or changes in strategic direction that could adversely impact Flash Ventures.

The business and operating results of Western Digital could be harmed by the highly cyclical nature of the semiconductor industry.

Western Digital and SanDisk operate in the semiconductor industry. Historically, the semiconductor industry has been highly cyclical with recurring periods of diminished product demand. Significant downturns in the semiconductor industry are often experienced in connection with, or in anticipation of, excess manufacturing capacity worldwide, maturing product cycles and declines in general economic conditions. Even if demand for the products and solutions of Western Digital and SanDisk remains constant after the completion of the Merger, oversupply in the semiconductor industry may create competitive pressures that can degrade pricing levels and reduce revenues of the combined company. Any failure to expand in cycle upturns to meet customer demand and delivery requirements or contract in cycle downturns at a pace consistent with cycles in the industry could have an adverse effect on the business of the combined company.

Western Digital stockholders and SanDisk stockholders will have a reduced ownership and voting interest after completion of the Merger and will exercise less influence over management.

Western Digital stockholders currently have the right to vote on the election of the board of directors of Western Digital and on other matters affecting Western Digital. Similarly, SanDisk stockholders presently have the right to vote on the election of the board of directors of SanDisk and on other matters affecting SanDisk. If the Unis Investment closes by the time of the Merger, immediately following the Merger, Western Digital stockholders including the Unis Investor will own approximately 98.72% of Western Digital common stock, and SanDisk’s stockholders will own approximately 1.28% of Western Digital common stock, based on the number of shares of Western Digital and SanDisk common stock outstanding as of December 4, 2015, and provided that there is no Closing Cash Shortfall and excluding potential issuance of shares to be issued under SanDisk’s outstanding convertible notes. However, if the Unis Investment does not close by the time of the Merger, immediately following the Merger, Western Digital’s stockholders will own approximately 82.89% of Western Digital common stock, and SanDisk’s stockholders will own approximately 17.11% of Western Digital common stock, based on the number of shares of Western Digital and SanDisk common stock outstanding as of December 4, 2015 and provided that there is no Closing Cash Shortfall and excluding potential issuance of shares to be issued under SanDisk’s outstanding convertible notes. As a result, current Western Digital stockholders and current SanDisk stockholders will have less influence on the management and policies of the combined company than they now have on the management and policies of Western Digital and SanDisk, respectively.

Uncertainties associated with the Merger may cause a loss of employees and may otherwise materially adversely affect the future business and operations of the combined company.

The combined company’s success after the Merger will depend in part upon the ability of the combined company to retain executive officers and key employees of Western Digital and SanDisk. In some of the fields in which Western Digital and SanDisk operate, there are only a limited number of people in the job market who possess the requisite skills and it may be increasingly difficult for the combined company to hire personnel over time. The combined company will operate in several geographic locations where the labor markets, especially for application engineers, are particularly competitive. Each of Western Digital and SanDisk has experienced difficulty in hiring and retaining sufficient numbers of qualified management, manufacturing, technical, application engineering, marketing, sales and support personnel in parts of their respective businesses.

Current and prospective employees of Western Digital and SanDisk may experience uncertainty about their roles with the combined company following the Merger. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company following the Merger. The loss of services of any key personnel or the inability to hire new personnel with the requisite skills could restrict the ability of the combined company to develop new products or enhance existing products in a timely manner, to sell products to customers or to manage the business of the combined company effectively. Also, the business, financial condition and results of operations of the combined company could be materially adversely affected by the loss of any of its key employees, by the failure of any key employee to perform in his or her current position, or by the combined company’s inability to attract and retain skilled employees, particularly engineers.

Third parties may claim that the combined company is infringing their intellectual property, and the combined company could suffer significant litigation or licensing expenses or be prevented from selling its products or services.

The semiconductor industry is characterized by uncertain and conflicting intellectual property claims and vigorous protection and pursuit of these rights. Each of Western Digital and SanDisk is frequently involved in disputes regarding patent and other intellectual property rights. Each of Western Digital and SanDisk has in the past received, and the combined company may in the future receive, communications from third parties asserting that certain of its products, processes or technologies infringe upon their patent rights, copyrights, trademark rights or other intellectual property rights. The combined company may also receive claims of potential infringement if it attempts to license intellectual property to others. Defending these claims may be costly and time consuming, and may divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require the combined company to enter into costly royalty or license agreements. The combined company may be unable to obtain royalty or license agreements on acceptable terms, or at all. Similarly, changing its products or processes to avoid infringing the rights of others may be costly or impractical. The combined company may also be subject to significant damages or injunctions against development and sale of certain of its products and services. Resolution of such disputes could have a material adverse effect on the combined company’s results of operations or financial condition and may require material changes in production processes and products.

The combined company may not be able to adequately protect or enforce its intellectual property rights, which could harm its competitive position, license and royalty revenue could decline and litigation to enforce its rights could be costly.

The combined company’s success and future revenue growth will depend, in part, on its ability to protect its intellectual property. The combined company will primarily rely on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect its proprietary technologies and processes. It is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose, illegally or otherwise, the combined company’s proprietary technologies and processes, despite efforts of the combined company to protect its proprietary technologies and processes. While the combined company will hold a significant number of patents, there can be no assurances that such patents will not be challenged. As new patents are issued, the claims allowed may not be sufficiently broad to protect the combined company’s technology. In addition, any of Western Digital’s or SanDisk’s existing patents, and any future patents issued to the combined company, may be challenged, invalidated or circumvented, either in connection with the transactions contemplated by the Merger Agreement or otherwise. As such, any rights granted under these patents may not provide the combined company with meaningful protection. Western Digital and SanDisk may not have, and in the future the combined company may not have, foreign patents or pending applications corresponding to its U.S. patents and applications. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. If the combined company’s patents do not adequately protect its technology, competitors may be able to offer products similar to the combined company’s products. The combined company’s competitors may also be able to develop similar technology independently or design around its patents.

SanDisk’s license agreements may require it in certain instances to recognize license revenue related to a particular licensee all in one period instead of over time, which could create volatility in its licensing revenue. A portion of its license and royalty revenue is based on sales of product categories as well as underlying technology, and fluctuations in the sales of those products or technology adoption rates would also result in fluctuations in the license and royalty revenue due to SanDisk under its agreements. If SanDisk’s existing licensees do not renew their licenses upon expiration, renew them on less favorable terms, exercise their option to terminate the license or fail to exercise their option to extend the licenses, or the combined company is not successful in signing new licensees in the future, the combined company’s license revenue, profitability and cash provided by operating activities would be harmed. To the extent that the combined company is unable to renew license agreements under similar terms, or at all, whether because of the consummation of the Merger or otherwise, the combined company’s financial results would be harmed by the reduced license and royalty revenue.

The combined company may incur significant patent litigation costs as part of the licensing process or to enforce its patents. Litigation is subject to inherent risks and uncertainties that may cause actual results to differ materially from the combined company’s expectations. If the combined company brings a patent infringement action and is not successful, its competitors would be able to use similar technology to compete with it. Moreover, the defendant in such an action may successfully countersue for infringement of their patents or assert a counterclaim that the combined company’s patents are invalid or unenforceable. If the combined company does not prevail in the defense of patent infringement claims, it could be required to pay substantial damages and royalties, cease the manufacture, use and sale of infringing products in one or more geographic locations, expend significant resources to develop non-infringing technology, discontinue the use of specific processes or obtain licenses to the technology infringed, all of which could be materially adverse to the business and results of operations of the combined company.

The Merger could have an adverse effect on the Western Digital and SanDisk brands.

The success of Western Digital and SanDisk is largely dependent upon the ability of Western Digital and SanDisk to maintain and enhance the value of their respective brands, their customers’ connection to and perception of the brands, and a positive relationship with customers and suppliers. Brand value, and as a result the businesses and results of operations of Western Digital and SanDisk, could be severely damaged if the Merger receives considerable negative publicity or if customers or suppliers otherwise come to have a diminished view of the brands as a result of the Merger or the common ownership of the existing businesses.

Following the Merger, Western Digital will have significantly less cash on hand than Western Digital and SanDisk collectively have as of the date of this joint proxy statement/ prospectus.

Following an assumed completion of the Merger on October 2, 2015, after repayment of certain indebtedness of Western Digital and SanDisk, as described in “Unaudited Pro Forma Condensed Combined Financial Data”, and all other pro forma adjustments relating to the Merger, Western Digital would have had, on a pro forma basis as of October 2, 2015, approximately $4.060 billion in cash, cash equivalents, and marketable securities. In addition, the combined company would have had, on a pro forma basis as of October 2, 2015 approximately $13.980 billion in long-term indebtedness and $360 million of other short-term borrowings. By comparison, as of October 2, 2015, Western Digital has approximately $5.784 billion in cash, cash equivalents, and marketable securities, and as of September 27, 2015, SanDisk has approximately $3.875 billion in cash, cash equivalents, and marketable securities. In addition, as of October 2, 2015, Western Digital has approximately $2.109 billion of long-term debt and $427 million of other short term borrowings, and as of September 27, 2015, SanDisk has approximately $2.497 billion of convertible long-term debt. In addition if there is a Closing Cash Shortfall and Western Digital stockholders do not approve the NASDAQ Stock Issuance Proposal, Western Digital may not be able to exercise its right to reallocate the stock component and cash component of the Merger Consideration and may need to incur additional debt to complete the Merger. If the actual amount of cash and cash equivalents that Western Digital has on hand following the Merger is less than expected, this could adversely affect Western Digital’s ability to grow and to perform. See “The Merger—Financing Relating to the Merger” for more information.

The use of cash and incurrence of substantial indebtedness in connection with the financing of the Merger may have an adverse impact on Western Digital’s liquidity, limit Western Digital’s flexibility in responding to other business opportunities and increase Western Digital’s vulnerability to adverse economic and industry conditions.

The Merger will be financed in part by the use of Western Digital’s cash on hand and the incurrence of a significant amount of indebtedness. As of October 2, 2015, Western Digital had approximately $5.1 billion of cash and cash equivalents, approximately $347 million of short-term investments, approximately $356 million of long-term investments and approximately $2.5 billion of total debt outstanding. In connection with the Merger, Western Digital expects to enter into new debt facilities totaling $18.1 billion. The proceeds from the new debt facilities are expected to be used to pay part of the purchase price, refinance existing debt of both Western Digital and SanDisk and pay transaction related fees and expenses. The use of cash on hand and indebtedness to finance the acquisition will reduce Western Digital’s liquidity and could cause Western Digital to place more reliance on cash generated from operations to pay principal and interest on Western Digital’s debt, thereby reducing the availability of Western Digital’s cash flow for working capital, dividend and capital expenditure needs or to pursue other potential strategic plans. Western Digital expects that the agreements it will enter into with respect to the indebtedness it will incur to finance the Merger will contain restrictive covenants, including financial covenants requiring Western Digital to maintain specified financial ratios and limitations on Western Digital’s ability to incur additional liens and indebtedness or to pay dividends and make certain investments. Western Digital’s ability to comply with these restrictive covenants can be affected by events beyond its control. The indebtedness and these restrictive covenants will also have the effect, among other things, of limiting Western Digital’s ability to obtain additional financing, if needed, limiting its flexibility in the conduct of its business and making Western Digital more vulnerable to economic downturns and adverse competitive and industry conditions. In addition, a breach of the restrictive covenants could result in an event of default with respect to the indebtedness, which, if not cured or waived, could result in the indebtedness becoming immediately due and payable and could have a material adverse effect on Western Digital’s business, financial condition or operating results.

Because of high debt levels, Western Digital may not be able to service its debt obligations in accordance with their terms after the completion of the Merger.

Western Digital’s ability to meet its expense and debt service obligations contained in the agreements Western Digital expects to enter into with respect to the indebtedness Western Digital will incur to finance the

Merger will depend on Western Digital’s available cash and its future performance, which will be affected by financial, business, economic and other factors, including potential changes in laws or regulations, industry conditions, industry supply and demand balance, customer preferences, the success of Western Digital’s products and pressure from competitors. If Western Digital is unable to meet its debt service obligations after the Merger or should Western Digital fail to comply with its financial and other restrictive covenants contained in the agreements governing its indebtedness, Western Digital may be required to refinance all or part of its debt, sell important strategic assets at unfavorable prices, incur additional indebtedness or issue common stock or other equity securities. Western Digital may not be able to, at any given time, refinance its debt, sell assets, incur additional indebtedness or issue equity securities on terms acceptable to Western Digital, in amounts sufficient to meet Western Digital’s needs or at all. If Western Digital is able to raise additional funds through the issuance of equity securities, such issuance would also result in dilution to Western Digital’s stockholders. Western Digital’s inability to service its debt obligations or refinance its debt could have a material adverse effect on its business, financial conditions or operating results after the Merger. In addition, Western Digital’s debt obligations may limit its ability to make required investments in capacity, technology or other areas of its business, which could have a material adverse effect on its business, financial conditions or operating results.

The Merger may result in significant charges or other liabilities that could adversely affect the financial results of the combined company.

The financial results of the combined company may be adversely affected by cash expenses and non-cash accounting charges incurred in connection with our integration of the business and operations of SanDisk. The amount and timing of these possible charges are not yet known. Further, Western Digital’s failure to identify or accurately assess the magnitude of certain liabilities that Western Digital is assuming in the Merger could result in unexpected litigation or regulatory exposure, unfavorable accounting charges, unexpected increases in taxes due, a loss of anticipated tax benefits or other adverse effects on Western Digital’s business, operating results or financial condition. The price of Western Digital common stock following the Merger could decline to the extent the combined company’s financial results are materially affected by any of these events.

Western Digital’s actual financial position and results of operations may differ materially from the unaudited pro forma financial data included herein.

The unaudited pro forma financial data included herein are presented for illustrative purposes only and are not necessarily indicative of what Western Digital’s actual financial position or results of operations would have been had the Merger been completed on the dates indicated. These data reflect adjustments, which are based upon preliminary estimates, to allocate the purchase price to SanDisk’s net assets. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of SanDisk as of the date of the completion of the Merger. In addition, subsequent to the closing date of the Merger, there may be further refinements of the purchase price allocation as additional information becomes available.

Accordingly, the final purchase accounting adjustments might differ materially from the pro forma adjustments reflected herein. See “Selected Unaudited Pro Forma Combined Financial Information” for more information.

The unaudited prospective financial information of Western Digital and SanDisk included in this joint proxy statement/prospectus involves risks, uncertainties and assumptions, many of which are beyond the control of Western Digital and SanDisk. As a result, it may not prove to be accurate and is not necessarily indicative of current values or future performance.

The unaudited prospective financial information of Western Digital and SanDisk referred to in “The Merger—Opinion of Western Digital’s Financial Advisor, Merrill Lynch”, “The Merger—Opinion of Western Digital’s Financial Advisor, J.P. Morgan”, “The Merger—Opinion of SanDisk’s Financial Advisor, Goldman

Sachs” and contained in “The Merger—Unaudited Prospective Financial Information”, involves risks, uncertainties and assumptions and is not a guarantee of future performance. While the unaudited prospective financial information utilized by Western Digital, SanDisk and their respective advisors in connection with the Merger and summarized in this joint proxy statement/statement were prepared in good faith based on information available at the time of preparation, no assurances can be made regarding future events or that the assumptions made in preparing such unaudited prospective financial information will accurately reflect future conditions. In preparing such unaudited prospective financial information, the management of Western Digital and SanDisk each made assumptions regarding, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant uncertainties and contingencies, including, among others, risks and uncertainties described or incorporated by reference in this section and the section entitled “Cautionary Statement Concerning Forward-Looking Statements,” all of which are difficult to predict and many of which are beyond the control of Western Digital and SanDisk and, if the Merger is completed, will be beyond the control of the combined company. Thus, the future financial results of Western Digital and SanDisk and, if the Merger is completed, the combined company, may materially differ from those expressed in the unaudited prospective financial information due to factors that are beyond Western Digital’s and SanDisk’s ability to control or predict. Neither Western Digital nor SanDisk can provide any assurance that Western Digital or SanDisk’s unaudited prospective financial information will be realized or that Western Digital’s or SanDisk’s future financial results will not materially vary from the applicable unaudited prospective financial information. As a result, the unaudited prospective financial information cannot be considered predictive of actual future operating results, and this information should not be relied on as such. The unaudited prospective financial information covers multiple years, and the information by its nature becomes subject to greater uncertainty with each successive year. The unaudited prospective financial information does not reflect Western Digital’s or SanDisk’s current estimates and does not take into account any circumstances or events occurring after the date it was prepared.

More specifically, the unaudited prospective financial information:

•	necessarily makes numerous assumptions, many of which are difficult to predict and beyond the control of Western Digital or SanDisk and may not prove to be accurate;

•	does not necessarily reflect revised prospects for Western Digital’s or SanDisk’s respective businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the unaudited prospective financial information was prepared;

•	is not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than is reflected in the unaudited prospective financial information; and

•	should not be regarded as a representation that the unaudited prospective financial information will be achieved.

The unaudited prospective financial information was not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles or GAAP and does not reflect the effect of any proposed or other changes in GAAP that may be made in the future.

Uncertainties underlie Western Digital’s expectation that, relative to Western Digital on a stand-alone basis, the Merger will be accretive to Western Digital’s earnings per share after consummation of the Merger, and excluding the impacts of acquisition accounting, within 12 months following the consummation of the Merger.

Western Digital believes that relative to Western Digital on a stand-alone basis, and excluding impacts of acquisition accounting, the Merger will be accretive to Western Digital’s earnings per share, within 12 months following the consummation of the Merger. However, Western Digital cannot assure you that the Merger will be accretive to Western Digital’s earnings per share within 12 months following the consummation of the Merger or at all. In addition to the uncertainties that underlie any financial forecast, Western Digital will account for the Merger as an acquisition under Accounting Standards Codification Topic 805, “Business Combinations,” or “ASC 805” (formerly Statement of Financial Accounting Standards No. 141(R)). The total cost of the Merger will be allocated to the underlying identifiable net tangible and intangible assets based on their respective estimated fair values. Until the acquisition price is known, Western Digital can only estimate the allocation of this acquisition price to the net assets acquired and the effect of this allocation on future results. That estimate could materially change.

Risk Factors Relating to Western Digital Common Stock

SanDisk stockholders will become stockholders in Western Digital upon receipt of shares of Western Digital common stock, which may change certain stockholder rights and privileges they hold as stockholders of SanDisk.

SanDisk stockholders will receive Western Digital common stock as part of the consideration in connection with the Merger. Although both companies are incorporated under Delaware law, there are a number of differences between the rights of a stockholder of SanDisk and the rights of a stockholder of Western Digital. We urge SanDisk stockholders to review the discussion “Comparison of Rights of Stockholders” beginning on page 197.

The market for Western Digital common stock may be adversely affected by the issuance of shares pursuant to the Merger.

If the Merger is consummated, Western Digital will issue an estimated 3.54 million shares (if the Unis Investment closes) or 47.96 million shares (if the Unis Investment does not close) of Western Digital common stock to SanDisk stockholders, based on the number of shares of SanDisk common stock outstanding on December 4, 2015, provided that there is no Closing Cash Shortfall and all of the SanDisk equity awards continue to be stock settled and excluding potential issuances of shares to be issued under SanDisk’s outstanding convertible notes. The increase in the number of outstanding shares of Western Digital common stock may lead to sales of such stock or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Western Digital common stock.

The issuance of shares of Western Digital common stock in connection with the Unis Investment and the Merger, and any future offerings of securities by Western Digital, will dilute Western Digital stockholders’ ownership interest in the company.

Western Digital will issue additional shares of its common stock to the Unis Investor in connection with the Unis Investor’s $3.8 billion equity investment in Western Digital, comprising approximately 14.94% of Western Digital’s issued and outstanding shares of common stock (based on the number of shares of Western Digital common stock outstanding on December 4, 2015, including the issuance of shares to the Unis Investor in connection with the equity investment). The Merger will be financed in part by the issuance of additional shares of Western Digital common stock to stockholders of SanDisk and assuming that there is no Closing Cash Shortfall, comprised of approximately 1.52% of Western Digital issued and outstanding shares of common stock (if the planned Unis Investment closes prior to the Merger) or approximately 20.64% of Western Digital’s issued and outstanding shares of common stock (if the planned Unis Investment has not closed or if the Unis SPA has been terminated), based on the number of issued and outstanding shares of Western Digital common stock and SanDisk’s common stock outstanding on December 4, 2015, excluding potential issuances of shares to be issued under the Convertible Notes. These issuances of additional shares of Western Digital common stock will dilute Western Digital stockholders’ ownership interest in Western Digital, and Western Digital stockholders will have a reduced ownership and voting interest in Western Digital following the completion of either or both of these transactions.

In addition, following the Merger, Western Digital may from time to time seek to refinance the substantial indebtedness it will incur to finance the Merger by issuing additional shares of Western Digital common stock in one or more securities offerings. These securities offerings by Western Digital may dilute Western Digital existing stockholders and SanDisk stockholders who become Western Digital stockholders as a result of the Merger, reduce the value of Western Digital common stock, or both. Because Western Digital’s decision to issue securities will depend on, among other things, market conditions and other factors beyond Western Digital’s control, Western Digital cannot predict or estimate the amount, timing or nature of any future securities offerings. Thus, holders of Western Digital common stock bear the risk of Western Digital’s future offerings diluting and potentially reducing the value of Western Digital common stock.

FINANCIAL SUMMARY

Comparative Market Price Data for Western Digital and SanDisk

Western Digital common stock is traded on NASDAQ under the symbol “WDC.” On [●], the Western Digital Record Date, there were [●] shares of Western Digital stock in the issued capital of Western Digital. The closing sales prices of Western Digital common stock on NASDAQ on October 20, 2015 and December 4, 2015, were $74.86 and $64.58, respectively. October 20, 2015 was the last full trading day prior to the public announcement of the Merger. December 4, 2015 was the last practicable full trading day prior to the filing of this joint proxy statement/prospectus with the SEC.

SanDisk common stock is traded on NASDAQ under the symbol “SNDK.” On [●], the SanDisk Record Date, there were [●] shares of SanDisk common stock in the issued capital of SanDisk. The closing sales prices of SanDisk common stock on NASDAQ on October 20, 2015 and December 4, 2015, were $75.19 and $75.27, respectively. October 20, 2015 was the last full trading day prior to the public announcement of the Merger. December 4, 2015 was the last practicable full trading day prior to the filing of this joint proxy statement/prospectus with the SEC

The following table shows the high and low sales prices of Western Digital common stock and SanDisk common stock as reported by NASDAQ for the indicated calendar quarters. For current price information, you are urged to consult publicly available sources.

For the calendar quarter ended:	SanDisk Common Stock		Western Digital Common Stock
	High	Low	High	Low
2015
December 31 (through December 4)	$78.83	$53.77	$86.39	$60.12
September 30	$64.76	$44.28	$88.46	$67.87
June 30	$72.19	$57.88	$102.07	$78.33
March 31	$98.99	$63.56	$113.88	$90.28
2014
December 31	$106.64	$80.26	$114.69	$82.85
September 30	$108.77	$90.66	$103.51	$93.10
June 30	$104.75	$73.11	$95.00	$80.78
March 31	$82.55	$66.80	$92.47	$80.84
2013
December 31	$70.93	$59.16	$84.70	$62.40
September 30	$63.97	$53.09	$70.61	$59.36
June 30	$63.73	$50.68	$65.26	$48.78
March 31	$56.49	$44.30	$51.00	$41.62
2012
December 31	$46.84	$38.47	$42.75	$32.25
September 30	$46.99	$32.08	$45.94	$29.58
June 30	$50.07	$30.99	$44.44	$28.31
March 31	$53.08	$45.43	$43.10	$30.49

Western Digital Dividends to Stockholders

On September 13, 2012, Western Digital announced that Western Digital’s board of directors had authorized the adoption of a quarterly cash dividend policy. Under the cash dividend policy, holders of Western Digital common stock receive dividends when and as declared by Western Digital’s board of directors. In the fiscal year 2015, Western Digital declared aggregate cash dividends of $1.80 per share of Western Digital common stock, totaling $418 million. Western Digital may modify, suspend or cancel its cash dividend policy in any manner and at any time.

The following table provides information about the quarterly dividends of Western Digital’s board of directors declared in the last four fiscal years.

Fiscal Period in which declared:	Payment Date:	$ Per Share
Fiscal Year 2016
Record Date: January 1, 2016	January 15, 2016	$0.50
Record Date: October 2, 2015	October 15, 2015	$0.50
Fiscal Year 2015
Record Date: July 3, 2015	July 15, 2015	$0.50
Record Date: April 3	April 16, 2015	$0.50
Record Date: January 2, 2015	January 15, 2015	$0.40
Record Date: October 3, 2014	October 15, 2014	$0.40
Fiscal Year 2014
Record Date: June 27, 2014	July 15, 2014	$0.40
Record Date: March 28, 2014	April 15, 2014	$0.30
Record Date: December 27, 2013	January 15, 2014	$0.30
Record Date: September 30, 2013	October 15, 2013	$0.25
Fiscal Year 2013
Record Date: June 28, 2013	July 15, 2013	$0.25
Record Date: March 29, 2013	April 15, 2013	$0.25
Record Date: December 14, 2012	December 26, 2012	$0.25
Record Date: September 28, 2012	October 15, 2012	$0.25

SanDisk Dividends to Stockholders

The table below sets forth, for the fiscal quarters indicated, quarterly dividends paid per SanDisk common stock, in U.S. dollars per share. From the third quarter of its 2013 fiscal year through the third quarter of its 2015 fiscal year, SanDisk paid quarterly cash dividends with respect to SanDisk common stock.

Fiscal Period:	Payment Date	$ Per Share
Fiscal Year 2015
Fourth Quarter (ended January 3, 2016)	N/A	—
Third Quarter (ended September 27, 2015)	August 25, 2015	$0.30
Second Quarter (ended June 28, 2015)	May 26, 2015	$0.30
First Quarter (ended March 29, 2015)	March 23, 2015	$0.30
Fiscal Year 2014
Fourth Quarter (ended December 28, 2014)	November 24, 2014	$0.30
Third Quarter (ended September 28, 2014)	August 25, 2014	$0.30
Second Quarter (ended June 29, 2014)	May 27, 2014	$0.225
First Quarter (ended March 30, 2014)	February 24, 2014	$0.225
Fiscal Year 2013
Fourth Quarter (ended December 29, 2013)	November 25, 2013	$0.225
Third Quarter (ended September 29, 2013)	August 30, 2013	$0.225
Second Quarter (ended June 30, 2013)	N/A	—
First Quarter (ended March 31, 2013)	N/A	—
Fiscal Year 2012	N/A	—
Fourth Quarter (ended December 30, 2012)	N/A	—
Third Quarter (ended September 30, 2012)	N/A	—
Second Quarter (ended July 1, 2012)	N/A	—
First Quarter (ended April 1, 2012)	N/A	—

Selected Historical Consolidated Financial Data of Western Digital

The following table presents selected historical financial and other data for Western Digital, as of and for the years ended July 3, 2015, June 27, 2014, June 28, 2013, June 29, 2012, and July 1, 2011 and as of and for the fiscal quarters ended October 2, 2015 and October 3, 2014.

The consolidated statement of income data for the years ended July 3, 2015, June 27, 2014, and June 28, 2013 and the consolidated balance sheet data as of July 3, 2015 and June 27, 2014 have been derived from Western Digital’s audited consolidated financial statements included in Western Digital’s Annual Report on Form 10-K for the fiscal year ended July 3, 2015 and incorporated by reference in this joint proxy statement/prospectus. The consolidated statement of income data for the years ended June 29, 2012 and July 1, 2011 and the consolidated balance sheet data as of June 28, 2013, June 29, 2012 and July 1, 2011 have been derived from Western Digital’s audited consolidated financial statements for such periods, which have not been incorporated into this document by reference.

The consolidated statement of income data for the fiscal quarters ended October 2, 2015 and October 3, 2014 and the consolidated balance sheet data as of October 2, 2015 have been derived from Western Digital’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 2015, which is incorporated by reference in this joint proxy statement/prospectus. The consolidated balance sheet data as of October 3, 2014 has been derived from Western Digital’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2014, which has not been incorporated into this document by reference. You should read the following selected financial data together with Western Digital’s historical consolidated financial statements, including the related notes, and the other information contained or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” for more information.

The results of operations for the historical periods included in the following table are not necessarily indicative of the results to be expected for future periods.

	Fiscal Quarter Ended		Fiscal Year Ended
	October 2, 2015	October 3, 2014	July 3, 2015	June 27, 2014	June 28, 2013	June 29, 2012	July 1, 2011
	(In millions, except per share data)
Statement of Income Data:
Revenue, net	$3,360	$3,943	$14,572	$15,130	$15,351	$12,478	$9,526
Gross profit	$955	$1,149	$4,221	$4,360	$4,363	$3,638	$1,791
Net income	$283	$423	$1,465	$1,617	$980	$1,612	$726
Income per common share:
Basic	$1.23	$1.81	$6.31	$6.88	$4.07	$6.69	$3.14
Diluted	$1.21	$1.76	$6.18	$6.68	$3.98	$6.58	$3.09
Cash dividends declared per common share	$0.50	$0.40	$1.80	$1.25	$1.00	$—	$—

	As of the Fiscal Quarter Ended		As of the Fiscal Year Ended
	October 2, 2015	October 3, 2014	July 3, 2015	June 27, 2014	June 28, 2013	June 29, 2012	July 1, 2011
	(In millions)
Balance Sheet Data:
Working capital	$5,424	$5,072	$5,275	$4,875	$3,625	$3,109	$3,317
Total assets	$15,261	$15,652	$15,181	$15,499	$14,036	$14,206	$8,118
Long-term debt	$2,109	$2,281	$2,156	$2,313	$1,725	$1,955	$150
Shareholders’ equity	$9,336	$8,963	$9,219	$8,842	$7,893	$7,669	$5,488

Selected Historical Consolidated Financial Data of SanDisk

The following table presents selected historical consolidated financial data for SanDisk as of and for the years ended December 28, 2014, December 29, 2013, December 30, 2012, January 1, 2012 and January 2, 2011, and as of and for the nine months ended September 27, 2015 and September 28, 2014.

The consolidated statement of operations data for the years ended December 28, 2014, December 29, 2013 and December 30, 2012 and the consolidated balance sheet data as of December 28, 2014 and December 29, 2013 have been derived from SanDisk’s audited consolidated financial statements included in SanDisk’s Annual Report on Form 10-K for the annual period ended December 28, 2014, which is incorporated by reference into this joint proxy statement/prospectus. The consolidated statement of operations data for the years ended January 1, 2012 and January 2, 2011 and the consolidated balance sheet data as of December 30, 2012, January 1, 2012 and January 2, 2011 have been derived from SanDisk’s audited consolidated financial statements for such periods, which have not been incorporated into this document by reference.

The consolidated statement of operations data for the nine months ended September 27, 2015 and September 28, 2014 and the consolidated balance sheet data as of September 27, 2015 have been derived from SanDisk’s unaudited condensed consolidated financial statements included in SanDisk’s Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2015, which is incorporated by reference into this joint proxy statement/prospectus. The consolidated balance sheet data as of September 28, 2014 has been derived from SanDisk’s unaudited condensed consolidated financial statements which have not been incorporated into this document by reference.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in SanDisk’s Annual Report on Form 10-K for the annual period ended December 28, 2014 and SanDisk’s Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2015, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information” of this joint proxy statement/prospectus.

	Nine months ended		Years ended
	September 27, 2015 (1)	September 28, 2014 (2)	December 28, 2014 (3)	December 29, 2013 (4)	December 30, 2012 (5)	January 1, 2012 (6)	January 2, 2011 (7)
	(In millions, except per share data)
Statement of Operations Data:
Revenue	$4,022	$4,892	$6,628	$6,170	$5,053	$5,662	$4,827
Gross profit	$1,632	$2,328	$3,068	$2,868	$1,683	$2,439	$2,262
Net income	$253	$806	$1,007	$1,043	$417	$987	$1,300
Net income per share:
Basic	$1.22	$3.59	$4.52	$4.44	$1.72	$4.12	$5.59
Diluted	$1.18	$3.37	$4.23	$4.34	$1.70	$4.04	$5.44
Cash dividends declared per share	$0.90	$0.75	$1.05	$0.45	$—	$—	$—

	As of the third quarter ended		As of the year ended
	September 27, 2015	September 28, 2014	December 28, 2014	December 29, 2013	December 30, 2012	January 1, 2012	January 2, 2011
	(In millions)
Balance Sheet Data:
Working capital	$2,475	$2,139	$2,009	$3,420	$2,725	$3,263	$3,073
Total assets	9,073	10,708	10,290	10,489	10,339	10,175	8,777
Convertible debt	2,138	2,050	2,069	1,985	1,697	1,605	1,711
Total equity	5,634	6,924	6,527	6,966	7,260	7,061	5,779

(1)	Includes share based compensation expense of $127 million, amortization of acquisition-related intangible assets of $123 million, amortization of convertible debt bond discount of $67 million, impairment of acquisition-related IPRD of $61 million, and restructuring and other expense of $51 million.
(2)	Includes share based compensation expense of $115 million, amortization of acquisition-related intangible assets of $81 million, inventory step-up expense of $5 million, amortization of convertible debt bond discount of $64 million, and restructuring and other expense of $25 million.
(3)	Includes share based compensation expense of $155 million, amortization of acquisition-related intangible assets of $127 million, inventory step-up expense of $8 million, amortization of convertible debt bond discount of $86 million, and restructuring and other expense of $33 million.
(4)	Includes share based compensation expense of $100 million, amortization of acquisition-related intangible assets of $61 million, impairment of acquisition-related intangible assets of $83 million and amortization of convertible debt bond discount of $68 million.
(5)	Includes share based compensation expense of $78 million, amortization of acquisition-related intangible assets of $52 million, impairment of acquisition-related intangible assets of $1 million and amortization of convertible debt bond discount of $90 million.
(6)	Includes share based compensation expense of $63 million, amortization of acquisition-related intangible assets of $44 million, amortization of convertible debt bond discount of $91 million, a charge of $25 million related to a power outage and earthquake experienced in Fab 3 and Fab 4, a loss of $11 million related to the early extinguishment of debt and a net gain of $19 million related to the sale of SanDisk’s investment in certain equity securities.
(7)	Includes share based compensation expense of $78 million, which includes $17 million due to a non-cash modification of outstanding stock awards pursuant to the retirement of SanDisk’s former chief executive officer, amortization of acquisition-related intangible assets of $14 million, amortization of convertible debt bond discount of $69 million, a charge of $18 million related to a power outage experienced in Fab 3 and Fab 4 and a gain of $13 million related to the sale of the net assets of SanDisk’s mobile phone SIM business.

Selected Unaudited Pro Forma Condensed Combined Financial Information

The following selected unaudited pro forma condensed combined financial information (the “selected pro forma data”) give effect to the acquisition of SanDisk by Western Digital as described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Data” beginning on page 202 of this joint proxy statement/prospectus. The acquisition of SanDisk will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification 805, “Business Combinations” (“ASC 805”). The selected unaudited pro forma condensed combined balance sheet data as of October 2, 2015 give effect to the Merger as if it had occurred on October 2, 2015. The selected unaudited pro forma condensed combined statements of income data for the year ended July 3, 2015 and for the three months ended October 2, 2015 give effect to the Merger as if it had occurred on June 28, 2014, the first day of Western Digital’s fiscal year ended July 3, 2015. Western Digital and SanDisk have different fiscal year ends which end on the Friday nearest to June 30 and the Sunday closest to December 31, respectively. As a consequence of Western Digital and SanDisk having different fiscal years, SanDisk historical results have been aligned to more closely conform to the fiscal periods of Western Digital as further described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Data” beginning on page 202 of this joint proxy statement/prospectus.

The selected pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial data (the “pro forma financial statements”) of the combined company appearing elsewhere in this joint proxy statement/prospectus and the accompanying notes to the pro forma financial statements. In addition, the pro forma financial statements were based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of Western Digital and SanDisk for the applicable periods, which have been incorporated in this joint proxy statement/prospectus by reference. See the sections entitled “Unaudited Pro Forma Condensed Combined Financial Data” and “Where You Can Find More Information” beginning on pages 202 and 224, respectively, of this joint proxy statement/prospectus for additional information.

The selected pro forma data have been presented on the assumption that the Unis Closing has occurred prior to the Effective Time of the Merger and that there is no Closing Cash Shortfall on the closing date. See Note 6 to the “Unaudited Pro Forma Condensed Combined Financial Data” for sensitivity analyses to show the effect of changes in management’s assumption with respect to the Unis Closing and Closing Cash Shortfall.

The selected pro forma data have been presented for informational purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the acquisition been completed as of the dates indicated. In addition, the selected pro forma data do not purport to project the future financial position or operating results of the combined company. Also, as explained in more detail in the accompanying notes to the pro forma financial statements, the preliminary fair values of assets acquired and liabilities assumed reflected in the selected pro forma data are subject to adjustment and may vary significantly from the fair values that will be recorded upon completion of the Merger.

(In millions, except per share amounts)	Year Ended July 3, 2015	Three Months Ended October 2, 2015
Pro Forma Statements of Income Data:
Revenue, net	$20,613	$4,812
Net income	1,025	151

Income per common share:
Basic	$3.70	$0.55
Diluted	3.55	0.53
Weighted average shares outstanding:
Basic	277	276
Diluted	289	286

(In millions)	As of October 2, 2015
Pro Forma Balance Sheet Data:
Cash and cash equivalents	$3,238
Total assets	33,617
Total debt	14,340
Total shareholders’ equity	13,372

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA AND PER SHARE FINANCIAL INFORMATION

The following tables set forth certain historical, pro forma and pro forma equivalent per share financial information for Western Digital and SanDisk common stock. The following information should be read in conjunction with the audited financial statements of Western Digital and SanDisk, which are incorporated by reference in this joint proxy statement/prospectus, and the financial information contained in the “Unaudited Pro Forma Condensed Combined Financial Data,” “Selected Historical Consolidated Financial Data of Western Digital” and “Selected Historical Consolidated Financial Data of SanDisk” sections of this joint proxy statement/prospectus. The unaudited pro forma information below is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been completed as of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the unaudited pro forma information does not purport to indicate balance sheet data or results of operations data as of any future date or for any future period.

The selected pro forma data have been presented on the assumption that the Unis Closing has occurred prior to the Effective Time of the Merger and that there is no Closing Cash Shortfall on the closing date. See Note 6 to the “Unaudited Pro Forma Condensed Combined Financial Data” for sensitivity analyses to show the effect of changes in management’s assumption with respect to the Unis Closing and Closing Cash Shortfall.

	As of and for the Year Ended July 3, 2015	As of and for the Three Months Ended October 2, 2015
Western Digital Historical Data
Basic income per common share	$6.31	$1.23
Diluted income per common share	$6.18	$1.21
Book value per share (1)	$40.08	$40.42
Cash dividends declared per share	$1.80	$0.50
Shares outstanding as of period end date (in millions)	230	231

	As of and for the Year Ended December 28, 2014	As of and for the Nine Months Ended September 27, 2015
SanDisk Historical Data
Basic income per common share	$4.52	$1.22
Diluted income per common share	$4.23	$1.18
Book value per share(1)	$30.26	$28.07
Cash dividends declared per share	$1.05	$0.90
Shares outstanding as of period end date (in millions)	216	201

	As of and for the Year Ended July 3, 2015		As of and for the Three Months Ended October 2, 2015
Combined Company Unaudited Pro Forma Data
Basic income per common share		$3.70	$0.55
Diluted income per common share		$3.55	$0.53
Book value per share (1)	$	N/A	$48.45
Cash dividends declared per share		$1.80	$0.50
Shares outstanding as of period end date (in millions)		N/A	276

SanDisk Pro Forma Equivalent Data (2)
Basic income per common share		$0.07	$0.01
Diluted income per common share		$0.06	$0.01
Book value per share	$	N/A	$0.85
Cash dividends declared per share		$0.03	$0.01

(1)	Historical book value per share was computed using book value attributable to Western Digital (as of July 3, 2015 and October 2, 2015) or SanDisk (as of December 28, 2014 and September 27, 2015), as applicable, divided by the number of shares of Western Digital and SanDisk common stock, as applicable, outstanding. Combined company pro forma book value per share as of October 2, 2015 was computed using pro forma book value divided by the number of pro forma shares outstanding.
(2)	SanDisk pro forma equivalent amounts are calculated by multiplying the combined company unaudited pro forma data per share amounts by the exchange ratio of 0.0176. The exchange ratio does not include the $85.10 per share cash portion of the acquisition consideration.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including the information and other documents incorporated by reference into this joint proxy statement/prospectus, contains or incorporates by reference or may contain or may incorporate by reference “forward-looking statements” that have been made pursuant to the provisions of, and in reliance on the safe harbor under, the Private Securities Litigation Reform Act of 1995. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to future prospects, developments and business strategies. Words such as “will”, “continue”, potential”, “forecast”, “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should” and similar terms and phrases, including references to assumptions, are used to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting Western Digital and SanDisk and are subject to uncertainties and factors relating to their respective operations and business environment, all of which are difficult to predict and many of which are beyond their control, that could cause their actual results to differ materially from those matters expressed in or implied by these forward-looking statements.

The forward-looking statements involve certain risks and uncertainties. The ability of either Western Digital or SanDisk to predict results or actual effects of its plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Some of the factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” and those discussed in the filings of each of Western Digital and SanDisk that are incorporated herein by reference, including the following:

•	the timing of the completion of the Merger;

•	the risk that SanDisk’s stockholders do not approve the Merger;

•	the risk that the Unis Investment is not closed or the Unis SPA is terminated prior to the Merger and the resulting impact on the mix of cash and stock in the Merger Consideration payable to SanDisk stockholders;

•	the risk that there is a Closing Cash Shortfall and the resulting impact on the mix of cash and stock in the Merger Consideration payable to SanDisk stockholders;

•	fluctuations in the stock price of Western Digital;

•	the risk that the conditions to the closing of the Merger, including regulatory approvals, are not satisfied or are not satisfied in the expected timeframe;

•	the risk that regulatory agencies impose restrictions, limitations, costs, divestitures or other conditions in connection with providing regulatory approval for the Merger;

•	uncertainty of the expected financial performance of Western Digital following completion of the Merger, which may differ significantly from the pro forma financial data and financial projections contained in this joint proxy statement/prospectus;

•	the failure of Western Digital stockholders to approve the NASDAQ Stock Issuance Proposal;

•	the calculations of, and factors that may impact the calculations of, the Merger Consideration in connection with the Merger and the allocation of such Merger Consideration to the net assets acquired in accordance with applicable accounting rules and methodologies;

•	the outcome of pending or potential litigation or governmental investigations;

•	the risk that the businesses of Western Digital and SanDisk will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, including any restrictions, limitations, costs, divestitures or other conditions imposed by regulatory agencies;

•	Western Digital’s ability to achieve the synergies contemplated by the proposed transaction within the expected time frame;

•	disruptions resulting from the proposed Merger making it more difficult for Western Digital and SanDisk to maintain relationships with their respective customers, employees, suppliers and strategic partners, including Toshiba;

•	changes in both companies’ businesses during the period between now and the completion of the Merger might have adverse impacts on the combined company following the Merger;

•	the combined company’s high debt levels and ability to service its debt obligations in accordance with their terms, or the ability to make required investments in capacity, technology or other areas of the business;

•	adverse effects on Western Digital’s stock price resulting from the announcement or completion of the Merger;

•	competitive responses to the proposed Merger;

•	unexpected costs, liabilities, charges or expenses resulting from the Merger;

•	the inability to obtain, renew or modify permits in a timely manner, or comply with government regulations;

•	the inability to retain key personnel of SanDisk or of Western Digital;

•	changes in laws and regulations or interpretations or applications thereof;

•	general economic or industry-specific conditions that are less favorable than expected; and

•	competition in the industry.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results might differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference in this joint proxy statement/prospectus.

All subsequent written and oral forward-looking statements concerning the Merger or other matters addressed in this joint proxy statement/prospectus and attributable to Western Digital or SanDisk or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, Western Digital and SanDisk undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events.

THE WESTERN DIGITAL SPECIAL MEETING

Overview

This joint proxy statement/prospectus is being provided to Western Digital stockholders as part of a solicitation of proxies by the Western Digital board of directors for use at the special meeting of Western Digital stockholders and at any adjournments or postponements thereof. This joint proxy statement/prospectus is first being furnished to stockholders of Western Digital on or about [●], 2016. In addition, this joint proxy statement/prospectus constitutes a prospectus for Western Digital in connection with the issuance by Western Digital of its common stock pursuant to the Merger Agreement. This joint proxy statement/prospectus provides Western Digital stockholders with information they need to know to vote or instruct their vote to be cast at the special meeting of Western Digital stockholders.

Date, Time and Place of the Western Digital Special Meeting

The special meeting of Western Digital stockholders will be held at [●], located at [●] on [●], 2016, at [●], local time unless adjourned or postponed to a later date or time.

Purposes of the Western Digital Special Meeting

At the Western Digital special meeting, Western Digital’s stockholders will be asked:

•	to approve the NASDAQ Stock Issuance Proposal;

•	to approve the Western Digital Adjournment Proposal; and

•	to approve the Western Digital Non-Binding Advisory Proposal

Record Date; Outstanding Shares; Shares Entitled to Vote

The record date for the special meeting of Western Digital stockholders is the close of business on [●], 2016. This means that you must be a stockholder of record of Western Digital common stock at the close of business on [●], 2016, in order to vote at the Western Digital special meeting. You are entitled to one vote for each share of Western Digital common stock you own. At the close of business on the record date, there were [●] shares of Western Digital common stock outstanding and entitled to vote, held by approximately [●] holders of record.

A complete list of Western Digital stockholders entitled to vote at the Western Digital special meeting will be available for inspection at the principal place of business of Western Digital during regular business hours for a period of no less than ten days before the Western Digital special meeting and at the place of the Western Digital special meeting during the meeting.

Quorum and Vote Required

A quorum of stockholders is necessary to hold a valid special meeting of Western Digital. The required quorum for the transaction of business at the Western Digital special meeting is a majority of the issued and outstanding shares of Western Digital common stock entitled to vote at the Western Digital special meeting, whether present in person or represented by proxy. Any abstentions will be counted as present and entitled to vote in determining whether a quorum is present at the Western Digital special meeting. For shares held in “street name,” your bank, broker or other nominee will not be permitted to vote at the Western Digital special meeting without specific instructions as to how to vote from you as the beneficial owner of the shares of Western Digital common stock. A broker non-vote (as defined below) will have no effect on the NASDAQ Stock Issuance Proposal (assuming a quorum is achieved), the Western Digital Adjournment Proposal or the Western Digital Non-Binding Advisory Proposal. Broker non-votes will not be counted as present for purposes of determining whether a quorum is present at the Western Digital special meeting.

The approval of the NASDAQ Stock Issuance Proposal requires the affirmative vote of a majority of shares present in person or represented by proxy at the Western Digital special meeting, assuming a quorum is present. If you are a Western Digital stockholder who attends the meeting in person or by proxy, and you abstain from voting, that will have the same effect as a vote AGAINST approval of the NASDAQ Stock Issuance Proposal. Broker non-votes and shares not in attendance at the Western Digital special meeting will have no effect on the NASDAQ Stock Issuance Proposal, provided that a quorum is achieved.

To approve the Western Digital Adjournment Proposal, the affirmative vote of a majority of the shares of Western Digital common stock present in person or represented by proxy at the Western Digital special meeting and entitled to vote is required, regardless of whether a quorum is present. Abstentions will have the same effect as a vote AGAINST the Western Digital Adjournment Proposal, while broker non-votes and shares not in attendance at the Western Digital special meeting will have no effect on the outcome of the Western Digital Adjournment Proposal.

To approve the Western Digital Non-Binding Advisory Proposal, the affirmative vote of a majority of shares present in person or represented by proxy at the Western Digital special meeting is required, assuming a quorum is present. If you are a Western Digital stockholder who attends the meeting in person or by proxy, and you abstain from voting, that will have the same effect as a vote AGAINST approval of the Western Digital Non-Binding Advisory Proposal. Broker non-votes and shares not in attendance at the Western Digital special meeting will have no effect on the Western Digital Non-Binding Advisory Proposal, provided that a quorum is achieved. The Western Digital Non-Binding Advisory Proposal is advisory, and therefore not binding on Western Digital, Western Digital’s compensation committee or the Western Digital board of directors. However, the Western Digital board of directors and Western Digital’s compensation committee value the opinions of the Western Digital stockholders, and Western Digital’s compensation committee will consider the Western Digital stockholders’ opinions and will evaluate whether any actions are necessary to address any concerns.

PROPOSAL 1

THE NASDAQ STOCK ISSUANCE PROPOSAL

As discussed elsewhere in this joint proxy statement/prospectus, Western Digital stockholders are considering and voting on the proposal to approve the issuance of Western Digital common stock in connection with the Merger of Merger Sub with and into SanDisk with SanDisk continuing as the Surviving Corporation and a direct wholly owned subsidiary of WDT, which is a wholly owned subsidiary of Western Digital to the extent such issuances would require approval under NASDAQ Stock Market Rules 5635(a), which, subject to certain exceptions, generally requires stockholder approval prior to issuances of common stock in connection with a merger to the extent such issuances would equal or exceed 20% of the issuer’s issued and outstanding common stock; the Merger being effected pursuant to the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/ prospectus. If the Unis Investment does not close or the Unis SPA is terminated by the Effective Time of the Merger, the approval of this proposal by the stockholders of Western Digital is a condition to consummation of the Merger. If the Unis Investment closes prior to the Effective Time of the Merger, the approval by the stockholders of Western Digital is not a condition to consummation of the Merger; however, the approval of this proposal would provide Western Digital with increased flexibility to reallocate the cash and stock portions of Merger Consideration in the event of a Closing Cash Shortfall, and would further provide Western Digital with increased flexibility to not convert SanDisk equity awards into cash settled equity awards.

You should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the proposed common stock issuances and the transactions contemplated by the Merger Agreement, including the Merger. In particular, you are directed to the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus.

After careful consideration, the Western Digital board of directors has approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and has determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, advisable and in the best interests of, Western Digital and the stockholders of Western Digital. Accordingly, the Western Digital board of directors recommends that Western Digital stockholders vote FOR the NASDAQ Stock Issuance Proposal, and your properly signed and dated proxy will be so voted unless you specify otherwise.

PROPOSAL 2

THE WESTERN DIGITAL ADJOURNMENT PROPOSAL

Western Digital stockholders may be asked to vote on a proposal to adjourn the Western Digital special meeting if necessary or appropriate, including to permit further solicitation of proxies if there are not sufficient votes at the time of the Western Digital special meeting to approve the NASDAQ Stock Issuance Proposal.

The Western Digital board of directors recommends that Western Digital stockholders vote FOR the proposal to adjourn the Western Digital special meeting, and your properly signed and dated proxy will be so voted unless you specify otherwise.

Please note that pursuant to section 2.05 of Western Digital’s bylaws, the chairman, or a majority in voting power of the stockholders present in person or by proxy and entitled to vote is authorized to adjourn the Western Digital special meeting for any reason, whether or not quorum is present. If necessary, the Western Digital chairman may exercise the authority to adjourn the special meeting irrespective of the outcome on the Western Digital Adjournment Proposal or without opening the polls on the proposal. Any postponement or adjournment of the Western Digital special meeting is subject to conditions set forth in the Merger Agreement (for more information see “The Merger Agreement—Stockholder Meetings; Proxy Statement/Prospectus”).

PROPOSAL 3

THE WESTERN DIGITAL NON-BINDING ADVISORY PROPOSAL

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Western Digital stockholders be provided with the opportunity to vote to approve, on an advisory, non-binding basis, the payment of certain compensation that will or may become payable by Western Digital to one of its named executive officers, in connection with the Merger, as disclosed in the section of this joint proxy statement/prospectus entitled “The Merger—Interests of Western Digital Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Western Digital’s Named Executive Officers” beginning on page 139.

Western Digital is asking its stockholders to indicate their approval, on an advisory, non-binding basis, of the compensation that will or may become payable by Western Digital to its named executive officers in connection with the Merger. Only one of Western Digital’s named executive officers will or may become entitled to merger-related compensation, and this payment is set forth in the section entitled “The Merger—Interests of Western Digital Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Western Digital’s Named Executive Officers” beginning on page 138 of this joint proxy statement/prospectus and the accompanying footnotes. The plans governing this compensation arrangement are part of Western Digital’s overall compensation program for its named executive officers. The compensation committee of the Western Digital board of directors, which is composed solely of non-employee directors, believes this compensatory arrangement to be reasonable.

The Western Digital board of directors encourages Western Digital stockholders to review carefully the named executive officer merger-related compensation information disclosed in this joint proxy statement/prospectus. The Western Digital board of directors unanimously recommends that you vote FOR the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Western Digital’s named executive officers in connection with the transaction, as disclosed in the section of the joint proxy statement/prospectus entitled “Quantification of Payments and Benefits to Western Digital’s Named Executive Officers” including the associated narrative discussion, is hereby APPROVED on a nonbinding, advisory basis.”

This resolution requires the affirmative vote of the holders of a majority of the shares of Western Digital common stock present in person or represented by proxy and entitled to vote on the matter. Western Digital stockholders should note that this proposal is not a condition to completion of the Merger, and as an advisory vote, the result will not be binding on Western Digital or the board of directors of Western Digital. Further, the arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the Western Digital Non-Binding Advisory Proposal, if the Merger is consummated, the named executive officers may be or become entitled to receive the compensation that is based on or otherwise relates to the Merger in accordance with the terms and conditions applicable to those payments, as described under section titled “The Merger—Interests of Western Digital’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Western Digital’s Named Executive Officers.”

The board of directors of Western Digital believes that the Western Digital Non-Binding Advisory Proposal is in the best interests of Western Digital and Western Digital stockholders and unanimously recommends that you vote FOR the proposal to approve, by non-binding, advisory vote, compensation that will or may become payable by Western Digital to its named executive officers in connection with the Merger.

Stock Ownership and Voting by Western Digital’s Directors and Executive Officers

At the close of business on [●], 2016, the record date for the Western Digital special meeting, Western Digital’s directors and executive officers had the right to vote approximately [●] shares of the then-outstanding

Western Digital common stock at the Western Digital special meeting, collectively representing approximately [●]% of Western Digital common stock outstanding and entitled to vote on that date. We currently expect that Western Digital’s directors and executive officers will vote their shares FOR the NASDAQ Stock Issuance Proposal, FOR the Western Digital Adjournment Proposal and FOR the Western Digital Non-Binding Advisory Proposal, although none of them has entered into any agreement requiring them to do so.

How to Vote

You may vote your shares of Western Digital common stock in person at the Western Digital special meeting or by proxy. Western Digital recommends that you submit your proxy even if you plan to attend the Western Digital special meeting. If you submit your proxy, you may change your vote if you attend and vote at the Western Digital special meeting; however, mere attendance at the Western Digital special meeting will have no effect on your vote.

Owners of record (that is, stockholders of record who hold shares of Western Digital in their own name, as opposed to through a bank, broker or other nominee), as of the close of business on the record date, may vote in person at the Western Digital special meeting or by proxy. This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card(s) or submit your voting instructions by telephone or over the Internet, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the Western Digital special meeting for which proxies have been properly submitted (whether by mail, telephone or over the Internet) and not revoked. Owners of record have three ways to vote by proxy:

•	Internet: You can vote over the Internet at the Web address shown on your proxy card(s). You will be prompted to enter your Control Number from your proxy card. This number will identify you as a stockholder of record. Follow the simple instructions that will be given to you to record your vote. If you vote over the Internet, do not return your proxy card(s).

•	Telephone: You can vote by telephone by calling the toll-free number on your proxy card(s). You will be prompted to enter your Control Number from your proxy card. This number will identify you as a stockholder of record. Follow the simple instructions that will be given to you to record your vote. If you vote by telephone, do not return your proxy card(s).

•	Mail: You can vote by mail by simply signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this joint proxy statement/prospectus.

If you sign and return your proxy card(s) but do not mark your card(s) to tell the proxies how to vote your shares on each proposal, your shares will be voted as recommended by the Western Digital board of directors with the following exception:

•	If you are one of Western Digital’s employees or former employees who participates in the Western Digital Common Stock Fund under the 401(k) Plan, you will receive a request for voting instructions with respect to all of the shares allocated to your plan account. You are entitled to direct T. Rowe Price Company, the plan trustee, how to vote your plan shares. If T. Rowe Price does not receive voting instructions for shares in your plan account, your shares will not be voted.

The deadline for voting electronically through the Internet or by telephone is 11:59 p.m., pacific time, on [●], 2016.

Western Digital stockholders who hold shares of Western Digital common stock in a stock brokerage account or through a bank, broker or other nominee (“street name” stockholders) who wish to vote at the Western Digital special meeting should be provided a voting instruction card by the institution that holds their shares. If this has not occurred, contact the institution that holds your shares. A number of banks and brokerage firms participate in a program that also permits stockholders whose shares are held in “street name” to direct their vote by telephone or over the Internet. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by telephone or over the Internet by following the voting instructions enclosed with the proxy form from the bank or brokerage firm. The Internet and telephone proxy procedures are designed to authenticate stockholders’ identities, to allow stockholders to give their proxy voting instructions and to confirm that those instructions have been properly recorded. Votes directed by telephone or over the Internet through such a program must be received by 11:59 p.m. pacific time on [●], 2016. Directing the voting of your shares will not affect your right to vote in person if you decide to attend the Western Digital special meeting; however, you must first obtain a signed and properly executed legal proxy from your bank, broker or other nominee to vote your shares held in “street name” at the Western Digital special meeting. Requesting a legal proxy prior to the deadline described above will automatically cancel any voting directions you have previously given by telephone or over the Internet with respect to your shares.

With respect to the NASDAQ Stock Issuance Proposal, the Western Digital Adjournment Proposal and the Western Digital Non-Binding Advisory Proposal for shares held in “street name,” if you do not instruct your bank, broker or other nominee how to vote your shares, your bank, broker or other nominee will not be authorized to vote, and a broker non-vote will occur. A broker non-vote will have no effect on the NASDAQ Stock Issuance Proposal (provided that a quorum is achieved), the Western Digital Adjournment Proposal or the Western Digital Non-Binding Advisory Proposal.

If you abstain from voting with respect to the NASDAQ Stock Issuance Proposal, the Western Digital Adjournment Proposal or the Western Digital Non-Binding Advisory Proposal, your abstention will have the same effect as a vote AGAINST such proposal.

Revoking Your Proxy

If you are the owner of record as of the close of business on the record date, you can revoke your proxy at any time before its exercise by:

•	sending a written notice to Western Digital Corporation at 3355 Michelson Drive, Suite 100, Irvine, California 92612, attention: Secretary, bearing a date later than the date of the proxy, that is received prior to the Western Digital special meeting and states that you revoke your proxy;

•	submitting your voting instructions again by telephone or over the Internet;

•	signing another valid proxy card(s) bearing a later date and mailing it so that it is received by Western Digital prior to the Western Digital special meeting; or

•	attending the Western Digital special meeting and voting in person, although attendance at the Western Digital special meeting will not, by itself, revoke a proxy.

If you are a “street name” stockholder, you must follow the instructions found on the voting instruction card provided by your bank, broker or other nominee, or contact your bank, broker or other nominee in order to revoke your previously given proxy.

Other Voting Matters

Voting in Person

If you plan to attend the Western Digital special meeting and wish to vote in person, Western Digital will give you a ballot at the special meeting. However, if your shares are held in “street name,” you must first obtain from your bank, broker or other nominee a legal proxy authorizing you to vote the shares in person, which you must bring with you to the Western Digital special meeting.

Electronic Access to Proxy Materials

This joint proxy statement/prospectus is available on Western Digital’s Internet site at http://www.investor.wdc.com.

People with Disabilities

Western Digital can provide you with reasonable assistance to help you to participate in the Western Digital special meeting if you tell Western Digital about your disability and how you plan to attend. Please write to Western Digital Corporation at 3355 Michelson Drive, Suite 100, Irvine, California 92612, Attention: Secretary, or call at (800) 695-6399, at least two weeks before the Western Digital special meeting.

Proxy Solicitations

Western Digital is soliciting proxies for the Western Digital special meeting from Western Digital stockholders. Western Digital will bear the entire cost of soliciting proxies from Western Digital stockholders. In addition to this mailing, Western Digital’s directors, officers and employees (who will not receive any additional compensation for their services) may solicit proxies personally, and by telephone, facsimile, courier service, mail, email, Internet, press release or advertisement (including on television, radio, newspapers or other publications of general distribution). Morrow & Co., LLC which we refer to as Morrow, has been engaged to aid in the distribution and solicitation of proxies. Western Digital will pay Morrow a fee estimated not to exceed $25,000 plus a reasonable amount to cover expenses. Western Digital has agreed to indemnify Morrow against certain liabilities arising out of or in connection with this engagement. Western Digital will also reimburse brokers or other persons holding Western Digital common stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals.

Western Digital stockholders should not submit any stock certificates with their proxy cards.

Western Digital stockholders will not need to send in their share certificates or surrender their book-entry shares.

Other Business

Western Digital is not aware of any other business to be acted upon at the Western Digital special meeting. If, however, other matters are properly brought before the Western Digital special meeting, your proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Western Digital board of directors may recommend.

Assistance

If you need assistance in completing your proxy card or have questions regarding Western Digital’s special meeting, please contact Morrow & Co., LLC, 470 West Ave, Stamford, CT 06902, banks and brokers call collect: (203) 658-9400, all others call toll-free: (877) 849-0763.

THE SANDISK SPECIAL MEETING

Overview

This joint proxy statement/prospectus is being provided to SanDisk stockholders as part of a solicitation of proxies by the SanDisk board of directors for use at the special meeting of SanDisk stockholders and at any adjournments or postponements thereof. This joint proxy statement/prospectus is first being furnished to stockholders of SanDisk on or about [●], 2016. In addition, this joint proxy statement/prospectus constitutes a prospectus for Western Digital in connection with the issuance by Western Digital of its common stock pursuant to the Merger Agreement. This joint proxy statement/prospectus provides SanDisk stockholders with information they need to know to vote or instruct their vote to be cast at the special meeting of SanDisk stockholders.

Date, Time and Place of the SanDisk Special Meeting

The special meeting of SanDisk stockholders will be held at SanDisk’s headquarters, located at 951 SanDisk Drive, Milpitas, CA 95035, on [●], 2016, at [●], local time.

Purposes of the SanDisk Special Meeting

At the SanDisk special meeting, SanDisk stockholders will be asked:

•	to approve the Merger Proposal;

•	to approve the SanDisk Adjournment Proposal; and

•	to approve the SanDisk Non-Binding Advisory Proposal.

Record Date; Outstanding Shares; Shares Entitled to Vote

The record date for the special meeting of SanDisk stockholders is [●], 2016. This means that you must be a stockholder of record of SanDisk common stock at the close of business on [●], 2016, in order to vote at the SanDisk special meeting. You are entitled to one vote for each share of SanDisk common stock you own. At the close of business on the record date, there were [●] shares of SanDisk common stock outstanding and entitled to vote, held by approximately [●] holders of record.

A complete list of SanDisk stockholders entitled to vote at the SanDisk special meeting will be available for inspection at the principal place of business of SanDisk during regular business hours for a period of no less than ten days before the SanDisk special meeting and at the place of the SanDisk special meeting during the meeting.

Quorum and Vote Required

The presence in person or by proxy of a majority of the shares of SanDisk common stock entitled to vote will constitute a quorum for the transaction of business at the SanDisk special meeting.

The votes required for each proposal are as follows:

•	Required vote to approve the Merger Proposal. Approval of the Merger Proposal requires the affirmative vote of a majority of the outstanding shares of SanDisk common stock entitled to vote at the SanDisk special meeting. Accordingly, abstentions, broker non-votes and shares not in attendance at the SanDisk special meeting will have the same effect as a vote AGAINST the Merger Proposal.

•	Required vote to approve the SanDisk Adjournment Proposal. Approval of the SanDisk Adjournment Proposal requires an affirmative vote of a majority of the shares present or represented by proxy and entitled to vote at the SanDisk special meeting, regardless of whether a quorum is present. Accordingly, abstentions will have the same effect as a vote AGAINST the SanDisk Adjournment Proposal, while broker non-votes and shares not in attendance at the SanDisk special meeting will have no effect on the SanDisk Adjournment Proposal.

•	Required vote to approve the SanDisk Non-Binding Advisory Proposal. Approval of the SanDisk Non-Binding Advisory Proposal requires an affirmative vote of a majority of the shares present or represented by proxy and entitled to vote, assuming a quorum is present. Accordingly, abstentions will have the same effect as a vote AGAINST the SanDisk Non-Binding Advisory Proposal, while broker non-votes and shares not in attendance will have no effect on the SanDisk Non-Binding Advisory Proposal, provided that a quorum is achieved. The SanDisk Non-Binding Advisory Proposal is advisory, and therefore not binding on SanDisk, SanDisk’s compensation committee or the SanDisk board of directors. However, the SanDisk board of directors and SanDisk’s compensation committee value the opinions of the SanDisk stockholders, and SanDisk’s compensation committee will consider the SanDisk stockholders’ opinions and will evaluate whether any actions are necessary to address any concerns.

PROPOSAL 1

THE MERGER PROPOSAL

As discussed elsewhere in this joint proxy statement/prospectus, SanDisk stockholders are considering and voting on the Merger Proposal. You should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the transactions contemplated by the Merger Agreement, including the Merger. In particular, you are directed to the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus.

After careful consideration, the SanDisk board of directors has approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and has determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, advisable and in the best interests of, SanDisk and the stockholders of SanDisk, respectively. Accordingly, the SanDisk board of directors recommends that SanDisk stockholders vote FOR the adoption of the Merger Agreement and your properly signed and dated proxy will be so voted unless you specify otherwise.

PROPOSAL 2

THE SANDISK ADJOURNMENT PROPOSAL

SanDisk stockholders may be asked to vote on the SanDisk Adjournment Proposal to adjourn the SanDisk special meeting if necessary or appropriate, including to permit further solicitation of proxies if there are not sufficient votes at the time of the SanDisk special meeting to approve the Merger Proposal.

The SanDisk board of directors recommends that SanDisk stockholders vote FOR the SanDisk Adjournment Proposal, and your properly signed and dated proxy will be so voted unless you specify otherwise.

Please note that pursuant to Article II, Section 8 of SanDisk’s bylaws, the stockholders entitled to vote thereon and present or represented by proxy are authorized to adjourn the SanDisk special meeting. Additionally, Article II, Section 14 of SanDisk’s bylaws generally authorizes the chairman of a special meeting to adjourn the meeting for any or no reason, and Article V, Section 7 of SanDisk’s bylaws authorizes directors in attendance to adjourn a special meeting if a quorum is not present. Any postponement or adjournment of the SanDisk special meeting is subject to conditions set forth in the Merger Agreement (for more information see “The Merger Agreement—Stockholder Meetings; Proxy Statement/Prospectus”).

PROPOSAL 3

THE SANDISK NON-BINDING ADVISORY PROPOSAL

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that SanDisk stockholders be provided with the opportunity to vote to approve, on an advisory, non-binding basis, the payment of certain compensation that will or may become payable by SanDisk to its named executive officers in connection with the Merger, as disclosed in the section of this joint proxy statement/prospectus entitled “The Merger—Interests of SanDisk Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 145.

SanDisk is asking its stockholders to indicate their approval, on an advisory, non-binding basis, of the compensation that will or may become payable by SanDisk to its named executive officers in connection with the Merger. These payments are set forth in the section entitled “The Merger—Interests of SanDisk Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 145 of this joint proxy statement/prospectus. Certain plans and arrangements pursuant to which these compensation payments may be made formed part of SanDisk’s overall compensation program for its named executive officers, and have previously been disclosed to SanDisk stockholders as part of the Compensation Discussion and Analysis and related sections of its annual proxy statements. The compensation committee of the SanDisk board of directors, which is composed solely of non-employee directors, believes the compensatory arrangements to be reasonable.

The SanDisk board of directors encourages SanDisk stockholders to review carefully the named executive officer merger-related compensation information disclosed in this joint proxy statement/prospectus. The SanDisk board of directors unanimously recommends that you vote FOR the following resolution:

“RESOLVED, that the stockholders of SanDisk Corporation approve, on a nonbinding, advisory basis, the compensation that will or may become payable by SanDisk to its named executive officers that is based on or otherwise relates to the Merger as disclosed pursuant to Item 402(t) of Regulation S-K in the section entitled “The Merger—Interests of SanDisk’s Directors and Executive Officers in the Merger—Golden Parachute Compensation” in the joint proxy statement/prospectus for the special meeting.”

This resolution requires the affirmative vote of the holders of a majority of the shares of SanDisk common stock present in person or represented by proxy and entitled to vote on the matter. SanDisk stockholders should note that this proposal is not a condition to completion of the Merger, and as an advisory vote, the result will not be binding on SanDisk, the board of directors of SanDisk, or Western Digital. Further, the arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the SanDisk Non-Binding Advisory Proposal, if the Merger is consummated, SanDisk’s named executive officers may be or become entitled to receive the compensation that is based on or otherwise relates to the Merger in accordance with the terms and conditions applicable to those payments, as described under section titled “The Merger—Interests of SanDisk Directors and Executive Officers in the Merger—Golden Parachute Compensation.”

The board of directors of SanDisk believes that the SanDisk Non-Binding Advisory Proposal is in the best interests of SanDisk and SanDisk stockholders and unanimously recommends that you vote FOR the proposal to approve, by non-binding, advisory vote, compensation that will or may become payable by SanDisk to its named executive officers in connection with the Merger.

Stock Ownership and Voting by SanDisk’s Directors and Executive Officers

At the close of business on [●], 2016 the record date for the SanDisk special meeting, SanDisk’s directors and executive officers had the right to vote approximately [●] shares of the then-outstanding SanDisk voting stock at the SanDisk special meeting, collectively representing approximately [●]% of the SanDisk common stock outstanding and entitled to vote on that date. We currently expect that SanDisk’s directors and executive officers will vote their shares FOR the Merger Proposal, FOR the SanDisk Adjournment Proposal and FOR the SanDisk Non-Binding Advisory Proposal, although none of them has entered into any agreement requiring them to do so.

How to Vote

You may vote your shares of SanDisk common stock in person at the SanDisk special meeting or by proxy. SanDisk recommends that you submit your proxy even if you plan to attend the SanDisk special meeting. If you submit your proxy, you may change your vote if you attend and vote at the SanDisk special meeting; however, mere attendance at the SanDisk special meeting will have no effect on your vote.

Owners of record (that is, stockholders of record who hold shares of SanDisk common stock in certificated or book-entry form, as opposed to through a bank, broker or other nominee) as of the close of business on the record date, may vote in person at the SanDisk special meeting or by proxy. This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card(s) or submit your voting instructions by telephone or over the Internet, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the SanDisk special meeting for which proxies have been properly submitted (whether by mail, telephone or over the Internet) and not revoked. Owners of record have three ways to vote by proxy:

•	Internet: You can vote over the Internet at the Web address shown on your proxy card(s). You will be prompted to enter your Control Number from your proxy card. This number will identify you as a stockholder of record. Follow the simple instructions that will be given to you to record your vote. If you vote over the Internet, do not return your proxy card(s).

•	Telephone: You can vote by telephone by calling the toll-free number on your proxy card(s). You will be prompted to enter your Control Number from your proxy card. This number will identify you as a stockholder of record. Follow the simple instructions that will be given to you to record your vote. If you vote by telephone, do not return your proxy card(s).

•	Mail: You can vote by mail by simply signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this joint proxy statement/prospectus.

If you sign and return your proxy card(s) but do not mark your card(s) to tell the proxies how to vote your shares on each proposal, your shares will be voted as recommended by the SanDisk board of directors.

The deadline for voting electronically through the Internet or by telephone is [●], pacific time on [●], 2016.

SanDisk stockholders who hold shares of SanDisk common stock in a stock brokerage account or through a bank, broker or other nominee (“street name” stockholders) who wish to vote at the SanDisk special meeting should be provided a voting instruction card by the institution that holds their shares. If this has not occurred, contact the institution that holds your shares. A number of banks and brokerage firms participate in a program that also permits “street name” stockholders to direct their vote by telephone or over the Internet. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by telephone or over the Internet by following the voting instructions enclosed with the proxy form from the bank or brokerage firm. The Internet and telephone proxy procedures are designed to authenticate stockholders’ identities, to allow stockholders to give their proxy voting instructions and to confirm that those instructions have been properly recorded. Votes directed by telephone or over the Internet through such a program must be received by 11:59 p.m. pacific time, on [●] 2016. Directing the voting of your shares will not affect your right to vote in person if you decide to attend the SanDisk special meeting; however, you must first obtain a signed and properly executed legal proxy from your bank, broker or other nominee to vote your shares held in “street name” at the SanDisk special meeting. Requesting a legal proxy prior to the deadline described above will automatically cancel any voting directions you have previously given by telephone or over the Internet with respect to your shares.

With respect to the Merger Proposal, the SanDisk Adjournment Proposal and the SanDisk Non-Binding Advisory Proposal, for shares held in “street name,” if you do not instruct your bank, broker or other nominee how to vote your shares, your bank, broker or other nominee will not be authorized to vote, and a broker non-vote will occur. A broker non-vote will have the same effect as a vote AGAINST the Merger Proposal, but will have no effect on the SanDisk Adjournment Proposal and will have no effect on the SanDisk Non-Binding Advisory Proposal (provided that a quorum is achieved).

If you abstain from voting with respect to the Merger Proposal, the SanDisk Adjournment Proposal or the SanDisk Non-Binding Advisory Proposal, your abstention will have the same effect as a vote AGAINST such proposal.

If you do not vote your shares, either in person at the SanDisk special meeting or by proxy, your failure to vote will have the same effect as a vote AGAINST the Merger Proposal, but will have no effect on the SanDisk Adjournment Proposal and will have no effect on the SanDisk Non-Binding Advisory Proposal (provided that a quorum is achieved).

Revoking Your Proxy

If you are the owner of record as of the close of business on the record date, you can revoke your proxy at any time before its exercise by:

•	sending a written notice to SanDisk, at SanDisk Corporation, 951 SanDisk Drive, Milpitas, California 95035, Attention: Secretary, bearing a date later than the date of the proxy that is received prior to the SanDisk special meeting and states that you revoke your proxy;

•	submitting your voting instructions again by telephone or over the Internet;

•	signing another valid proxy card(s) bearing a later date and mailing it so that it is received prior to the SanDisk special meeting; or

•	attending the SanDisk special meeting and voting in person, although attendance at the SanDisk special meeting will not, by itself, revoke a proxy.

If you are a “street name” stockholder, you must follow the instructions found on the voting instruction card provided by your bank, broker or other nominee, or contact your bank, broker or other nominee in order to revoke your previously given proxy.

Other Voting Matters

Voting in Person

If you plan to attend the SanDisk special meeting and wish to vote in person, SanDisk will give you a ballot at the special meeting. However, if your shares are held in “street name,” you must first obtain from your bank, broker or other nominee a legal proxy authorizing you to vote the shares in person, which you must bring with you to the SanDisk special meeting.

Electronic Access to Proxy Materials

This joint proxy statement/prospectus is available on SanDisk’s Internet site at http://www.sandisk.com/ir.

People with Disabilities

SanDisk can provide you with reasonable assistance to help you to participate in the SanDisk special meeting if you tell SanDisk about your disability and how you plan to attend. Please write to SanDisk’s Investor

Relations department, at SanDisk Corporation, 951 SanDisk Drive, Milpitas, CA 95035, Attention: Investor Relations, or call SanDisk’s Investor Relations department at (408) 801-1000, at least two weeks before the SanDisk special meeting.

Proxy Solicitations

SanDisk is soliciting proxies for the SanDisk special meeting from SanDisk stockholders. SanDisk will bear the entire cost of soliciting proxies from SanDisk stockholders. In addition to this mailing, SanDisk’s directors, officers and employees (who will not receive any additional compensation for their services) may solicit proxies personally, and by telephone, facsimile, courier service, mail, email, Internet, press release or advertisement (including on television, radio, newspapers or other publications of general distribution). Innisfree M&A Incorporated, which we refer to as Innisfree, has been engaged to aid in the distribution and solicitation of proxies. SanDisk will pay Innisfree a fee estimated not to exceed $35,000 plus a reasonable amount to cover expenses. SanDisk has agreed to indemnify Innisfree against certain liabilities arising out of or in connection with this engagement. SanDisk and its proxy solicitors will also request that banks, brokerage houses and other custodians, nominees and fiduciaries send proxy materials to the beneficial owners of SanDisk common stock and will, if requested, reimburse them for their reasonable out-of-pocket expenses in doing so.

SanDisk stockholders should not submit any stock certificates with their proxy cards.

SanDisk stockholders will not need to send in their share certificates or surrender their book-entry shares with their proxy cards. A transmittal form with instructions for the surrender of certificates representing shares of common stock or book-entry shares of common stock, as applicable, will be mailed to SanDisk stockholders assuming the Merger is completed.

Other Business

SanDisk is not aware of any other business to be acted upon at the SanDisk special meeting. If, however, other matters are properly brought before the SanDisk special meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the SanDisk board of directors may recommend.

Assistance

If you need assistance in completing your proxy card or have questions regarding SanDisk’s special meeting, please contact Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, banks and brokers call collect: (212) 750-5833, all others call toll-free: (877) 825-8772.

THE MERGER

Overview

The Western Digital board of directors and the SanDisk board of directors have each approved the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub, an indirect subsidiary of Western Digital, will merge with and into SanDisk, with SanDisk continuing as the Surviving Corporation and an indirect subsidiary of Western Digital.

Pursuant to the terms of the Merger Agreement, if at the time of the consummation of the Merger, the Unis Investment has closed, each share of SanDisk common stock will be cancelled and extinguished and automatically converted into the right to receive, subject to reallocation (as described below), 0.0176 shares of Western Digital common stock and $85.10 in cash. If the Unis Investment does not close by the time of the consummation of the Merger or the Unis SPA has been terminated, each share of SanDisk common stock will be cancelled and extinguished and automatically converted into the right to receive, subject to reallocation, 0.2387 shares of Western Digital common stock and $67.50 in cash. The above allocation between cash and shares of Western Digital common stock is subject to reallocation (as described below), at Western Digital’s election: if the Available Cash on the closing date falls short of a target cash amount of $4.049 billion (if the closing occurs before June 30, 2016), or $4.139 billion (if the closing occurs on or after June 30, 2016). For this purpose, “Available Cash” means the amount of cash and cash equivalents held by SanDisk or any of its subsidiaries available for use or that can be repatriated in the United States, in each case without the payment of withholding tax or U.S. income tax, and if the Available Cash is less than (x) $4.049 billion if the closing occurs before June 30, 2016 and (y) $4.139 billion if the closing occurs on or after June 30, 2016, the amount of such shortfall, if any, is referred to as the “Closing Cash Shortfall”. If Western Digital so elects, the cash portion of the per share Merger Consideration will be reduced by the Closing Cash Shortfall divided by the number of shares of SanDisk common stock outstanding as of the closing date (the “Per Share Cash Reduction Amount”), and the Western Digital common stock portion of the per share Merger Consideration will be increased by a number of shares of Western Digital common stock equal to the Per Share Cash Reduction Amount divided by $79.5957.

Background of the Merger

Each of SanDisk’s and Western Digital’s board of directors and senior management team regularly review their respective company’s performance, future growth prospects and overall strategic direction and consider potential opportunities to strengthen their respective businesses and enhance stockholder value. These reviews have included consideration of investments and potential strategic business combinations and transactions with third parties that would further their respective company’s strategic objectives and could enhance their respective company’s ability to serve customers and create stockholder value, and the potential benefits and risks of those investments and transactions in light of, among other things, the business environment and their respective company’s competitive position. These reviews have included consideration of the viability of potential strategic transactions with various industry participants, based on publicly available information regarding such companies, as well as discussions with various industry participants. These reviews have also included consideration of whether the continued execution of each company’s strategy as a stand-alone company or a possible sale or combination with a third party offered the best avenue to maximize stockholder value. In the case of Western Digital, these reviews have included consideration of the viability of potential strategic transactions with, and discussions with, investors.

In the case of SanDisk, during the past two years, these potential opportunities have included sporadic communications with Company A regarding a potential business combination of SanDisk and Company A. These communications, however, did not progress beyond a preliminary stage.

On December 5, 2014, at the invitation of the Chief Executive Officer of Company A, Sanjay Mehrotra, the Co-Founder, President and Chief Executive Officer of SanDisk, met with the Chief Executive Officer of

Company A and another representative of Company A. At this meeting, Company A’s representatives suggested that Company A and SanDisk take further steps to explore the viability of a potential business combination.

On December 6, 2014, Mr. Mehrotra met with Michael Marks, the Chairman of the Board of Directors of SanDisk, to apprise him of the overture from Company A. Mr. Marks and Mr. Mehrotra agreed that Mr. Mehrotra would inform SanDisk’s board of directors of Company A’s overture at its upcoming regularly scheduled meeting on December 12, 2014 and that Company A’s overture merited further exploration. During an executive session at the December 12, 2014 board of directors meeting, Mr. Marks apprised SanDisk’s board of directors of Company A’s overture, and, following discussion, the board of directors agreed that SanDisk should engage with Company A to commence initial exploration of a possible business combination and to assess the level of seriousness of Company A’s interest.

Following the initial approach from Company A, on January 7, 2015, representatives of Company A, including its Chief Executive Officer, and Mr. Mehrotra, engaged in general discussions regarding the viability of a business combination between Company A and SanDisk from a commercial and regulatory perspective, including the implication of any such transaction for SanDisk’s joint ventures with Company D.

On January 23, 2015, the Chief Executive Officer, the Vice President of Corporate Development and two other representatives of Company A met with Mr. Mehrotra, Sumit Sadana, Executive Vice President, Chief Strategy Officer and General Manager, Enterprise Solutions of SanDisk, and Manish Bhatia, Senior Vice President, Worldwide Operations of SanDisk, to continue discussions regarding the possibility of a business combination between Company A and SanDisk.

On February 23, 2015, at the invitation of Steve Milligan, President and Chief Executive Officer of Western Digital, Mr. Mehrotra met with Mr. Milligan to generally explore ways to expand collaboration between the two companies.

During February and March of 2015, representatives of Company A and SanDisk discussed the possibility of the companies entering into a non-disclosure agreement in connection with consideration of a potential business combination between the two companies. The parties did not enter into a non-disclosure agreement at that time, but agreed to continue consideration of a potential business combination of the two companies. Accordingly, on March 17, 2015, Mr. Mehrotra had a telephone call with the President of Company A to discuss a potential business combination.

On March 19, 2015, at a regularly scheduled meeting of SanDisk’s board of directors, Mr. Sadana updated the board of directors with regard to the ongoing discussions with Company A and other potentially interested parties, and the implications of SanDisk’s joint ventures with Company D in respect of any such transaction. Following the discussion, SanDisk’s board of directors determined that SanDisk should suspend discussions with Company A and other potentially interested parties in order to continue focus on execution of its business plan.

On April 20, 2015, at a meeting between Messrs. Mehrotra, Bhatia, Siva Sivaram, Executive Vice President, Memory of SanDisk and Mark Brazeal, Chief Legal Officer of SanDisk and representatives of Company D relating to SanDisk’s joint ventures with Company D, the discussion turned to whether Company D might be interested in exploring a business combination with SanDisk. The representatives of Company D did not indicate any interest in further discussions at that time.

On April 21, 2015, Mark Long, Executive Vice President and Chief Strategy Officer of Western Digital, called Mr. Sadana to invite Messrs. Sadana and Mehrotra to meet with Messrs. Long and Milligan to discuss strategic opportunities for Western Digital and SanDisk.

On May 6, 2015, during a regularly scheduled meeting of Western Digital’s board of directors, Mr. Long discussed recent developments in the storage industry and indicated that Western Digital may have an opportunity to pursue a strategic combination with SanDisk. Mr. Long discussed SanDisk’s financial performance, products and technology and discussed the strategic rationale for the combination as well as potential interlopers and deal structures and valuations. Following the discussion, the board of directors indicated that Western Digital management was authorized to explore with SanDisk’s management SanDisk’s interest in a potential strategic transaction and should keep the board of directors apprised of any material developments.

On May 13, 2015, Messrs. Sadana and Mehrotra met with Mr. Long and Mr. Milligan, and during this discussion, the Western Digital executives communicated Western Digital’s desire to explore a strategic combination with SanDisk. Following the meeting, Mr. Mehrotra informed Mr. Marks of this development. Mr. Marks asked Mr. Mehrotra to work with Western Digital to better understand their mindset regarding a strategic combination with SanDisk, and to report any developments to the full board of directors at the regularly-scheduled June board meeting.

On May 21, 2015, Mr. Sadana had a telephone call with Mr. Long to discuss how Western Digital and SanDisk could begin a discussion of next steps to explore a potential combination of the companies.

On May 29, 2015, Mr. Sadana and René Hartner, Vice President of Corporate Business Development at SanDisk, met with Mr. Long and Steffen Hellmold, Vice President of Non-Volatile Memory Strategy at Western Digital, for the purpose of discussing publicly available information about Western Digital.

On June 1, 2015, Mr. Hartner had a telephone call with Mr. Hellmold and Daniel Flynn, Vice President, Strategy and Corporate Development at Western Digital, to understand Western Digital’s views regarding next steps to assess a possible business combination between SanDisk and Western Digital.

On June 8, 2015, Messrs. Mehrotra and Brazeal met with representatives of Company D and engaged in further general discussions of potential strategic business opportunities that SanDisk and Company D could consider pursuing. Mr. Mehrotra encouraged representatives of Company D to consider making a proposal for a business combination with SanDisk.

On June 15, 2015, Messrs. Sadana and Hartner met with Messrs. Long, Hellmold, Flynn and Travis Johnson, Senior Director, Strategy and Corporate Development at Western Digital, for the purpose of discussing publicly available information about SanDisk.

On June 18, 2015, SanDisk’s board of directors held a regularly scheduled meeting. At the meeting, SanDisk’s board of directors reviewed its previous discussions in March 2015 about a potential business combination with Company A or other potentially interested parties, and the implications of SanDisk’s joint ventures with Company D in respect of any such transaction. Mr. Sadana updated SanDisk’s board of directors on the discussions that had taken place between representatives of SanDisk and Western Digital, between SanDisk and Company A prior to March 19, 2015, and also between SanDisk and Company D. After discussion, SanDisk’s board of directors authorized and directed management to continue its preliminary discussions with Western Digital, with a view toward entering into a transactional non-disclosure agreement with Western Digital that would facilitate the exchange of information and allow Western Digital to develop a proposal to acquire SanDisk. SanDisk’s board of directors then engaged in a further discussion of other parties who might be interested in considering a possible business combination with SanDisk, including Company A and Company D, and determined that potentially interested parties such as Company A and Company D would be contacted at the appropriate time. SanDisk’s board of directors also discussed engaging a financial advisor to SanDisk, focusing on Goldman Sachs due to its skill, reputation, familiarity with SanDisk and its history of providing advice to SanDisk. Highlighting its concern for maintaining confidentiality, the board of directors directed management of SanDisk to reach out to Goldman Sachs to discuss a potential engagement and determine if there might be any potential conflicts of interest.

On June 24, 2015, Mr. Sadana had a telephone call with Mr. Long to begin discussion of certain key terms related to a proposed non-disclosure agreement to be entered into between SanDisk and Western Digital.

On July 13, 2015, Messrs. Sadana and Hartner had a telephone call with Messrs. Long and Flynn. During this telephone call, the parties discussed developing a process for consideration of a potential business combination between the two companies.

On July 16, 2015, Messrs. Mehrotra and Sadana met with Messrs. Milligan and Long. At this meeting, the parties further discussed Western Digital’s interest in acquiring SanDisk, as well as certain key terms in the parties’ proposed non-disclosure agreement and next steps towards a potential business combination between the two companies. This discussion also addressed the implications of any such transaction for SanDisk’s joint ventures with Company D. Following this call, Mr. Mehrotra informed Mr. Marks about this interaction.

On July 21, 2015, SanDisk’s board of directors held a meeting. At the meeting, Mr. Sadana updated SanDisk’s board of directors on the meetings that had taken place between representatives of SanDisk and Western Digital, and the discussion around a proposed non-disclosure agreement with Western Digital. SanDisk’s board of directors also discussed potentially engaging Goldman Sachs as financial advisor to SanDisk. The board of directors was informed by SanDisk management that Goldman Sachs had performed a conflicts check by reviewing the potential engagement through a centralized process to determine, among other things, whether Goldman Sachs was in a position to fulfill its responsibilities to SanDisk in connection with the potential engagement. Based on its review, Goldman Sachs concluded that, in its opinion, nothing would limit its ability to fulfill its responsibilities as financial advisor to SanDisk in connection with the contemplated engagement. The board of directors was also advised that Goldman Sachs had not been informed of the identities of any potential counterparties to the transaction. The board discussed the possibility of engaging other or additional financial advisors, and determined that it preferred Goldman Sachs not only due to its skill, reputation, familiarity with SanDisk and its history of providing advice to SanDisk, but also because any marginal benefit of having additional financial advisors was outweighed by the associated risks, including the risk of leaks. The board authorized SanDisk management to continue discussions with Goldman Sachs about a potential engagement, and to share with Goldman Sachs additional information concerning potential counterparties to allow it to further analyze any potential conflicts. In addition, at the meeting, a representative of Skadden, Arps, Slate, Meagher & Flom LLP, outside legal counsel to SanDisk, reviewed with the members of SanDisk’s board of directors their fiduciary duties in the context of consideration of a strategic transaction. Finally, the board discussed recent publicly available information relating to Company A and authorized SanDisk management to resume discussions with Company A’s representatives regarding a possible business combination.

On July 25, 2015, Mr. Sadana contacted a representative of Goldman Sachs to discuss engaging Goldman Sachs to act as SanDisk’s financial advisor in connection with SanDisk’s review of potential strategic transactions.

On July 28, 2015, SanDisk sent a draft non-disclosure agreement to Western Digital.

On July 31, 2015, Western Digital sent SanDisk a revised version of the draft non-disclosure agreement.

Also on July 31, 2015, Messrs. Mehrotra and Marks met, at the request of Company C, a private equity firm, with representatives of Company C to discuss the general industry environment and to explore the possibility of strategic transactions with Company A or Company D that might include the financial participation of Company C. Following the meeting, Messrs. Mehrotra and Marks concluded that the participation of Company C was unlikely to facilitate a transaction with Company A or Company D. Company C did not contact SanDisk again.

On August 1, 2015, Mr. Mehrotra met with the President of Company A to discuss Company A’s exploratory interest in a possible business combination with SanDisk and the implications for SanDisk’s joint ventures with Company D with respect to such a possible business combination.

Also on August 1, 2015, Mr. Mehrotra received a telephone call from the Chief Executive Officer of Company B, during which they discussed Company B’s interest in exploring potential business and strategic opportunities with SanDisk. Following the call, Mr. Mehrotra notified Mr. Marks of his discussion with the Chief Executive Officer of Company B.

On August 4, 2015, Messrs. Mehrotra and Marks met with the Chief Executive Officer of Company A and the President of Company A to discuss Company A’s exploratory interest in a possible business combination with SanDisk and the implications for SanDisk’s joint ventures with Company D with respect to such a possible business combination.

On August 5, 2015, at a regularly scheduled meeting of Western Digital’s board of directors, Western Digital’s board of directors and senior management discussed market trends affecting the memory and storage industries as well as a potential business acquisition of SanDisk, including preliminary financial review of such a transaction. Mr. Long proposed that Western Digital’s management team refine its transaction and value analysis and submit a non-binding letter of intent. After further discussion among the Western Digital’s board of directors, Western Digital’s board of directors authorized Western Digital’s management to continue pursuing a potential acquisition of SanDisk but to seek further authorization prior to submitting a non-binding letter of intent.

Also, on August 5, 2015, Mr. Mehrotra had a telephone call with a representative of Company D to inform Company D of both Western Digital and Company A’s exploratory interest in a possible business combination with SanDisk.

On August 6, 2015, Mr. Mehrotra contacted the Chief Executive Officer of Company B by telephone to discuss whether Company B had an interest in exploring a potential business combination with SanDisk.

Also on August 6, 2015, representatives of Skadden discussed with representatives of Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”), outside counsel to Western Digital, the draft non-disclosure agreement between SanDisk and Western Digital.

In addition, on August 6, 2015, SanDisk sent a draft non-disclosure agreement to Company A.

On August 7, 2015, Mr. Sadana and Mr. Long discussed the draft of the non-disclosure agreement between SanDisk and Western Digital and the process for considering a potential transaction between the two companies.

On August 8, 2015, Company A sent a revised draft of the non-disclosure agreement to SanDisk.

On August 10, 2015 and August 11, 2015, Mr. Hartner had telephone calls with the Associate General Counsel and the Vice President of Corporate Development of Company A to discuss a draft non-disclosure agreement and the focus areas for due diligence review that would enable Company A to make a proposal for a business combination with SanDisk.

On August 11, 2015, Western Digital’s board of directors held a meeting and Western Digital’s management reviewed both Western Digital’s proposal for a business combination with SanDisk and the broader corporate strategy underlying the proposed business combination with Western Digital’s board of directors. Mr. Long also updated the board of directors about the meetings and discussions that had taken place between representatives of Western Digital and SanDisk relating to the proposed business combination and provided updates regarding due diligence and SanDisk’s desire for Western Digital to sign a standstill agreement with a one-year term. Messrs. Milligan, Long and Western Digital’s board of directors also discussed potential bidding strategies, and current and possible future market conditions. Messrs. Milligan and Long discussed with Western Digital’s board of directors preliminary financial analyses regarding a potential transaction with SanDisk prepared by McKinsey & Co., J.P. Morgan and BofA Merrill Lynch. Western Digital’s management also reviewed with Western Digital’s board of directors the result of its preliminary due diligence investigation of SanDisk, including SanDisk’s joint ventures with Company D and the proposed due diligence strategy. Western Digital’s management also discussed the regulatory clearance process for a transaction with SanDisk and the expected debt levels that would result from a deal with SanDisk. Western Digital’s management’s also discussed the potential impact of potential interlopers. Representatives of Cleary Gottlieb also discussed with the board of directors the methods that SanDisk might use in evaluating other potential alternative opportunities. After additional discussion, the board of directors authorized Western Digital’s management to submit a preliminary non-binding bid to SanDisk at a purchase price of $80 per share.

On August 12, 2015, Mr. Mehrotra met with the Chief Executive Officer of Company B to further explore Company B’s potential interest in a possible business combination with SanDisk.

Also on August 12, 2015, Mr. Mehrotra met with Mr. Milligan. At the meeting, Mr. Milligan provided a written preliminary non-binding indication of interest to Mr. Mehrotra for the acquisition of all of the outstanding shares of SanDisk common stock by Western Digital for a price of $80 per share, to consist of $65 in cash and 0.1803 shares of Western Digital common stock. The indication of interest was accompanied by “highly confident” letters from J.P. Morgan, dated August 11, 2015, and BofA Merrill Lynch, dated August 12, 2015, to give SanDisk comfort that Western Digital would be able to fund the proposed transaction. The indication of interest also requested a four-week exclusivity period for negotiations. Following its receipt, Mr. Mehrotra provided the indication of interest to SanDisk’s board of directors.

On August 13, 2015, Messrs. Mehrotra and Sadana spoke with the Chief Executive Officer of Company A by telephone regarding the unresolved issues in the draft non-disclosure agreement being negotiated between SanDisk and Company A.

Also on August 13, 2015, Mr. Mehrotra spoke with Mr. Milligan by telephone and informed him that SanDisk would respond to Western Digital’s preliminary indication of interest during the week of August 27, 2015, because SanDisk needed time to carefully consider the preliminary indication of interest. On the same day, Mr. Sadana spoke with Mr. Long via telephone and conveyed the same message.

Also on August 13, 2015, the Chief Executive Officer of Company B communicated to Mr. Mehrotra via e-mail that Company B was not interested in pursuing an acquisition of SanDisk.

Later on August 13, 2015, SanDisk’s board of directors held a meeting at which representatives of SanDisk’s management provided an update on the meetings and communications that had taken place between representatives of SanDisk and representatives from each of Company A, Company B, Company C, Company D and Western Digital. SanDisk’s board of directors discussed SanDisk’s strategy for engagement with each of Company A and Western Digital, the possibility of reaching out to additional potential transaction counterparties and Mr. Mehrotra’s upcoming trip to visit Company D and the discussions with Company D. In particular, the Board directed management to complete the negotiation of a non-disclosure agreement with Company A and to obtain input from Company D on how a transaction with Company A or Western Digital would affect SanDisk’s joint ventures with Company D. The board of directors and SanDisk’s management also discussed the business environment surrounding SanDisk as a stand-alone entity, the competitive environment generally and alternative acquisition targets potentially available to Western Digital and the potential impact on SanDisk of various industry merger and acquisition (M&A) scenarios. The board of directors also conferred with members of management about Goldman Sachs’ role as a counterparty to SanDisk with respect to 50% of the 2017 Call Spread Transactions and 20% of the 2020 Call Spread Transactions, which had been put in place to potentially offset the dilutive effects of conversion of the applicable Convertible Notes. The discussion included a review of conversations held on July 31, 2015 and August 10, 2015 between SanDisk management and representatives of Goldman Sachs regarding a detailed presentation prepared by Goldman Sachs on this topic. The board of directors considered the possible financial implications of the Call Spread Transactions in the context of a change of control transaction, including preliminary estimates (as of July 28, 2015) provided by Goldman Sachs of the amounts that would be due to or from Goldman Sachs on early termination of the Call Spread Transactions and the estimated possible effect on Goldman Sachs, taking into account Goldman Sachs’ theoretical expected hedging activities in connection with the Call Spread Transactions based on ordinary practice (the “GS Unwind Estimates”), in each case at different takeout premiums and certain assumptions regarding market volatility and other relevant factors. On the basis of a range of specified assumptions, including an acquisition with a cash component that is greater than 10%, an assumed transaction announcement date of October 30, 2015, an assumed closing date of June 30, 2016 and a range of assumed transaction prices, these estimates showed that Goldman Sachs might realize a net theoretical gain (after taking into account any estimated hedging gains or losses) ranging from approximately $109.1 million to approximately $156.8 million (or a net cash impact to Goldman Sachs ranging from a net cash receipt of approximately $18.1 million to approximately $65.8 million). On the same basis and assumptions, but with an assumed transaction announcement date of February 1, 2016 and an assumed closing date of October 3, 2016, these estimates showed that Goldman Sachs might realize a net theoretical gain (after taking into account any estimated hedging gains or losses) ranging from approximately $100.1 million to approximately $146.8 million (or a net cash impact to Goldman Sachs ranging from a net cash receipt of approximately $9.1 million to approximately $55.9 million). Under each set of estimates, within the assumed range of transaction prices and based on the related set of assumptions, the aggregate amount of such net theoretical gain to Goldman Sachs would be greater at higher transaction prices. The GS Unwind Estimates were prepared by Goldman Sachs based on theoretical models because of information barriers between the representatives of Goldman Sachs who were advising SanDisk, on the one hand, and the Goldman Sachs professionals who were directly managing the Call Spread Transactions on the part of Goldman Sachs, on the other hand. The board requested additional information regarding the transactions and Goldman Sachs’ potential financial incentives in connection therewith, which was provided to the board at its August 24, 2015 meeting.

On August 14, 2015, Mr. Sadana had a telephone call with Mr. Long. During this call, the parties discussed details about the process to explore the potential combination between the companies.

On August 15, 2015, Mr. Hartner had a telephone call with the Associate General Counsel of Company A. The parties discussed the status of negotiations over the draft non-disclosure agreement.

On August 16, 2015, at the direction of SanDisk’s board of directors, a representative of Goldman Sachs spoke with the Chief Executive Officer of Company A via telephone regarding Company A’s exploratory interest in a potential business combination with SanDisk and potential next steps.

On August 18, 2015, at the direction of SanDisk’s board of directors, a representative of Goldman Sachs spoke with representatives of Company A’s financial advisor regarding potential next steps for the exploration of a business combination between Company A and SanDisk.

On August 19, 2015 and August 20, 2015, Mr. Mehrotra met with representatives of Company D, including Company D’s President and Chief Executive Officer, to discuss the possible acquisition of SanDisk by a third party, and sought Company D’s support in any such transaction, including by providing appropriate access to the joint venture agreements between SanDisk and Company D to potential counterparties. During the discussions, Mr. Mehrotra further encouraged representatives of Company D to consider making a proposal for a business combination transaction with SanDisk.

On August 23, 2015, SanDisk and Company A entered into a non-disclosure agreement, which included a standstill provision that by its terms will terminate on August 23, 2016, and that would fall away sooner if a third party commenced a tender or exchange offer and SanDisk recommended acceptance, or SanDisk entered into a definitive agreement with a third party for a change of control of SanDisk.

On August 24, 2015, SanDisk’s board of directors held a meeting. At the meeting, representatives of Skadden reminded the members of SanDisk’s board of directors of their fiduciary duties in the context of consideration of a strategic transaction and possible regulatory considerations in connection with a potential business combination between SanDisk and possible counterparties. During this meeting, SanDisk’s board of directors discussed the fact that, as had been previously disclosed in earlier proxy statements of SanDisk, D. Scott Mercer, a member of SanDisk’s board of directors, had previously served as an executive of Western Digital. At the meeting, Mr. Mercer provided additional information regarding the fact that he had been employed by Western Digital from 1991-1995 and again from 2001-2004, at one point had served as Western

Digital’s Chief Financial Officer and that he has very close personal ties to certain employees at Western Digital. Mr. Mercer also noted that he owns no Western Digital common stock and has no other financial interest in Western Digital. Following this disclosure, Mr. Mercer excused himself to permit the board to consider his connections with Western Digital outside his presence. In Mr. Mercer’s absence, SanDisk’s board engaged in a

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discussion of these connections and concluded that Mr. Mercer could still be disinterested and independent with respect to a transaction with Western Digital and that SanDisk’s board of directors would benefit from his knowledge and experience. Mr. Mercer then rejoined the meeting. SanDisk’s board of directors then continued its review of the possible financial implications of Goldman Sachs’ role as one of the counterparties to the Call Spread Transactions, including the potential amounts payable thereunder on early termination. Specifically, the board considered the estimated possible effect of a business combination on Goldman Sachs, taking into account Goldman Sachs’ theoretical expected hedging activities in connection with the Call Spread Transactions based on ordinary practice, and certain assumptions regarding stock price, market volatility, and other relevant factors, as described in the GS Unwind Estimates provided to the board and discussed at the August 14, 2015 board meeting. It was noted that the GS Unwind Estimates generally showed that, subject to the specified assumptions and within the defined range of transaction prices, for the 2017 Call Spread Transactions and 2020 Call Spread Transactions in the aggregate, Goldman Sachs expected to accrue greater aggregate net theoretical gains (after taking into account any estimated hedging gains and losses) at higher premium levels and at a sooner deal date (comparing transaction announcement dates of October 30, 2015 and February 1, 2016). Representatives of management noted that, given the complexity of the call spread analysis, SanDisk consulted with an additional advisor who provided management with its separate analysis which management determined confirmed the conclusion that Goldman Sachs is expected to accrue greater aggregate gains at higher premium levels and sooner deal dates. SanDisk management summarized the analysis of this additional third party advisor during the board meeting. Following the discussion, a consensus emerged that Goldman Sachs’ interests of achieving a deal at the highest possible price would be aligned with those of SanDisk and its stockholders, and, after reviewing a draft engagement letter between SanDisk and Goldman Sachs as financial advisor, SanDisk’s board of directors determined to engage Goldman Sachs. Following such review, representatives of Skadden discussed with the board of directors certain regulatory matters that may be relevant to the proposed transaction with Western Digital and the potential transaction with Company A. After representatives of Goldman Sachs joined the meeting, Mr. Mehrotra and Mr. Sadana updated SanDisk’s board of directors on SanDisk’s discussions with each of Western Digital and Company A. Representatives of SanDisk’s management gave a presentation on SanDisk’s financial outlook on a stand-alone basis. Goldman Sachs discussed with SanDisk’s board of directors financial aspects of the indication of interest from Western Digital and reviewed strategic alternatives with the board of directors, including acquisitions, a recapitalization, spin-offs, leveraged buyouts, a sale of SanDisk and potential acquirers. After the representatives of Goldman Sachs left the meeting, SanDisk’s board of directors discussed the various potential strategic alternatives, including transactions with the various parties engaged in discussions with SanDisk and other potentially interested parties, SanDisk’s stand-alone prospects and engagement with Company D. The board of directors, together with SanDisk’s management and representatives of Goldman Sachs and Skadden, also engaged in discussion of the benefits and risks of contacting certain third parties who might have an interest in engaging in a strategic transaction with SanDisk. Following that discussion, SanDisk’s board of directors determined not to contact additional third parties beyond Western Digital, Company A and Company D because of the significant commercial issues involved in contacting such third parties, the high likelihood that the potential transaction would be leaked to the public and negatively impact prospects for the current discussions underway with Western Digital (as well as SanDisk’s business and employees), the low likelihood of securing a superior proposal (from both a financial and a deal-certainty perspective), and the fact that the merger agreement would be negotiated to preserve the ability of SanDisk’s board of directors to consider superior offers should any interested parties emerge following the announcement of any transaction. SanDisk’s board of directors then discussed with SanDisk’s management next steps with each of Western Digital, Company D and Company A. Following a lengthy discussion about the importance of achieving the greatest value for SanDisk stockholders, SanDisk’s board of directors reaffirmed their interest in pursuing a potential transaction with Western Digital but directed management to seek a higher purchase price in the mid-$90s per share. SanDisk’s board of directors also directed management to continue to seek a proposal for a business combination from Company A.

On August 25, 2015, SanDisk formally engaged Goldman Sachs as its financial advisor and executed an engagement letter with Goldman Sachs.

Also on August 25, 2015, Mr. Mehrotra communicated to Mr. Milligan that SanDisk’s board of directors viewed Western Digital’s $80 per share proposal as unacceptable, but reiterated SanDisk’s continued interest in pursuing a possible transaction with Western Digital at a purchase price in the mid-$90s per share.

On August 27, 2015 and August 28, 2015, Mr. Hartner spoke with representatives of Company A on telephone calls regarding the logistics and agenda for upcoming due diligence meetings between SanDisk and Company A.

On August 28, 2015, Mr. Sadana had a telephone call with Mr. Long. During this call, the parties discussed next steps regarding a potential combination between SanDisk and Western Digital.

Also on August 28, 2015, representatives of SanDisk met with representatives of Company A to provide Company A with detailed due diligence on SanDisk, focused on SanDisk’s joint ventures and operations. Representatives of Goldman Sachs and Company A’s financial advisor and outside legal counsel were also present at this meeting.

On August 30, 2015, a representative of Goldman Sachs had a telephone call with Mr. Long regarding the expectations of SanDisk’s board of directors and the draft non-disclosure agreement being negotiated between SanDisk and Western Digital.

Also on August 31, 2015, Mr. Sadana spoke with Mr. Long on two telephone calls regarding the terms of the non-disclosure agreement being negotiated between SanDisk and Western Digital.

On August 31, 2015, representatives of SanDisk again met with representatives of Company A for detailed due diligence on SanDisk. Representatives of Goldman Sachs and Company A’s financial advisor also attended this meeting.

On September 2, 2015 and September 3, 2015, a representative of Goldman Sachs had telephone calls with representatives of Company A’s financial advisor regarding Company A’s transaction process-related and due diligence requests to SanDisk.

Also on September 2, 2015, Company D agreed to permit SanDisk to allow potential counterparties to a business combination with SanDisk to have access to redacted copies of the joint venture agreements between SanDisk and Company D for a period of 30 days.

On September 3, 2015, SanDisk and Western Digital entered into a non-disclosure agreement, which included a standstill provision that by its terms will terminate on September 3, 2016, and that would fall away sooner if a third party commenced a tender or exchange offer with respect to SanDisk which, if successful, would result in the third party owning a majority of SanDisk’s voting equity, or if SanDisk entered into or publicly announced a definitive agreement with a third party for a change of control of SanDisk, or if SanDisk publicly disclosed a process for a possible change of control acquisition.

On September 4, 2015, SanDisk provided Company A with access to the redacted Company D-SanDisk joint venture agreements for a 30-day period.

On September 9, 2015, representatives of SanDisk met with representatives of Western Digital, Western Digital’s lenders and consultants to review a management presentation by SanDisk.

Also on September 9, 2015, Mr. Mehrotra had a telephone call with a representative of Company D regarding the possibility that SanDisk would be sold to a third party and Company D’s possible interest in a business combination with SanDisk. During that telephone call, the representative of Company D advised Mr. Mehrotra that Company D might have an interest in acquiring SanDisk some time during the second half of

2016 and, accordingly, would be making a proposal in a few weeks. Mr. Mehrotra responded that the pace of activity with the other interested parties was accelerating and that Company D needed to take this into consideration in its internal deliberation process.

On September 10, 2015, SanDisk’s board of directors held a meeting. SanDisk’s management and the board of directors discussed Company D’s expressed interest in acquiring SanDisk and related discussions between SanDisk and Company D about timing and the benefits and risks associated with such a transaction. SanDisk’s management further updated the board of directors on recent discussions with each of Western Digital, Company D and Company A regarding possible business combination transactions, related due diligence and process issues and potential reactions of Company D to an offer from any of the prospective buyers.

On September 11, 2015, a representative of Goldman Sachs had a telephone call with Mr. Long to follow up regarding the availability of the due diligence materials Western Digital requested.

Also on September 11, 2015, SanDisk provided Western Digital with access to the redacted Company D-SanDisk joint venture agreements for a 30-day period.

On September 14, 2015, in connection with its proposed engagement as financial advisor to Western Digital, BofA Merrill Lynch provided a letter addressed to Western Digital’s board of directors summarizing its relationships with SanDisk. The disclosure to the Western Digital board of directors discussed that, in connection with SanDisk’s issuance of the 2020 Convertible Notes, SanDisk had entered into the 2020 Call Spread Transactions with BofA Merrill Lynch’s affiliate, BANA, and three other counterparties (collectively, the “2020 Hedge Banks”), each acting as principal for its own account, and that a sale of SanDisk could trigger adjustments to or the termination of, as well as payment obligations under, the 2020 Call Spread Transactions.

Between September 14, 2015 and September 16, 2015, representatives of SanDisk had a series of due diligence telephone calls with representatives of Western Digital regarding various aspects of SanDisk’s business, as well as an in-person meeting on September 15, 2015 regarding the same matter.

Separately, on September 15, 2015, a representative of Goldman Sachs had a telephone call with Mr. Long in advance of the Western Digital board meeting regarding the expectations of SanDisk’s board of directors around purchase price.

On September 16, 2015, at a regularly scheduled meeting of Western Digital’s board of directors, Mr. Long updated Western Digital’s board of directors on the potential business combination with SanDisk and discussed the communications between representatives of Western Digital and SanDisk and the additional diligence meetings between Western Digital and SanDisk that were planned. Mr. Long discussed with Western Digital’s board of directors that Western Digital’s management hoped to negotiate a definitive agreement, financing terms and complete confirmatory diligence during the next month. Mr. Long also reviewed with the board certain preliminary financial analyses with respect to SanDisk as well as an analysis of potential interlopers and the opportunities and challenges each would face in completing a combination with SanDisk.

On September 16, 2015, a representative of Goldman Sachs had a telephone call with the Chief Financial Officer of Company A regarding due diligence requests of Company A.

On September 17, 2015, Mr. Mehrotra met with Company A’s Chief Executive Officer in person at a conference to discuss due diligence matters.

On September 18, 2015, a representative of Goldman Sachs spoke with Mr. Long regarding the timeline for a revised proposal for a transaction between Western Digital and SanDisk.

On September 21, 2015, representatives of SanDisk and representatives of Goldman Sachs met in person with representatives of Company A and Company A’s financial advisor regarding financial due diligence matters. Following the meeting, Judy Bruner, SanDisk’s Executive Vice President, Administration and Chief Financial Officer met with the chief financial officer of Company A to further discuss financial due diligence matters.

On September 22, 2015, Mr. Mehrotra met with Mr. Milligan. At the meeting, Mr. Milligan orally conveyed to Mr. Mehrotra a revised indication of interest from Western Digital to purchase all of SanDisk’s common stock at a valuation of $83 per share, of which $65 would be paid in cash, with the remaining $18 to be paid in Western Digital common stock. Mr. Milligan subsequently provided Mr. Mehrotra via e-mail with a written preliminary indication of interest containing such terms, which also included a proposed four-week exclusivity provision. The preliminary indication of interest was subsequently provided to SanDisk’s board of directors.

On September 23, 2015, SanDisk’s board of directors held a meeting. Skadden representatives reviewed with the members of SanDisk’s board of directors their fiduciary duties in the context of the consideration of a strategic transaction. At this meeting, SanDisk’s board of directors, with the assistance of SanDisk’s management and financial and legal advisors, discussed Company D’s prior expression of interest regarding a potential business combination with SanDisk, the revised preliminary indication of interest from Western Digital, SanDisk’s own standalone prospects, the bidding history to date with Western Digital, alternatives that may be available to Western Digital and the status of SanDisk’s discussions with other potential transaction counterparties. Following this discussion, SanDisk’s board of directors directed SanDisk’s management to continue discussions with Western Digital with a view towards increasing the price offered by Western Digital to $92 per share and coming to alignment with Western Digital around certain key deal certainty matters.

Later on September 23, 2015, and also on September 24, 2015, Mr. Mehrotra met with Mr. Milligan to discuss Western Digital’s revised preliminary indication of interest and to convey the view of SanDisk’s board of directors that Western Digital needed to increase the value of its proposal to $92 per share.

On September 25, 2015, Mr. Mehrotra had a telephone call with Mr. Milligan to discuss Western Digital’s revised indication of interest and a potential path forward for a transaction. Following the telephone call, Mr. Milligan delivered to Mr. Mehrotra a revised preliminary indication of interest to purchase all of SanDisk’s common stock at a valuation of $85 per share, of which $65 would be paid in cash, with the remaining $20 to be paid in Western Digital common stock. The revised preliminary indication of interest provided for a four week exclusivity period to complete due diligence and definitive agreements, and included “highly confident letters” from J.P. Morgan and BofA Merrill Lynch, Western Digital’s financing sources, each dated September 21, 2015. These materials were provided to SanDisk’s board of directors. Later on September 25, 2015, Mr. Mehrotra spoke by phone with Mr. Marks regarding Western Digital’s revised preliminary indication of interest. In addition, a representative of Goldman Sachs and Mr. Long discussed the topics of deal certainty, due diligence and transaction timing, during a September 25, 2015 telephone call.

On September 26, 2015, Mr. Mehrotra had a telephone call with Mr. Milligan to deliver SanDisk’s response to Western Digital’s revised preliminary indication of interest. Pursuant to SanDisk’s board of directors’ prior discussions regarding maximizing stockholder value, Mr. Mehrotra conveyed to Mr. Milligan that SanDisk would not accept Western Digital’s revised preliminary indication of interest and reiterated SanDisk’s view that Western Digital needed to increase the value of its proposal to $92 per share. Mr. Milligan declined to increase the proposal as requested. With Mr. Marks’ authorization, Mr. Mehrotra advised Mr. Milligan that SanDisk’s board of directors had authorized him only to accept $92 per share, but that he and Mr. Marks were prepared to support a proposal at $90.50 per share and he urged Mr. Milligan to increase Western Digital’s proposed consideration.

On September 27, 2015, Mr. Mehrotra had a telephone call with Mr. Milligan to discuss Western Digital’s revised indication of interest and potential path forward for a transaction. Following this telephone call, Western

Digital delivered a revised preliminary indication of interest to purchase all of SanDisk’s outstanding shares of common stock at a valuation of $86.50 per share, of which $65 would be paid in cash, with the remaining $21.50 to be paid in Western Digital common stock. The indication of interest stated that it was Western Digital’s “best and final non-binding proposal,” and again requested a four week exclusivity period. Also on September 27, 2015, a representative of Goldman Sachs spoke with Mr. Long about matters associated with deal certainty as well as the plan for continued Western Digital due diligence and reciprocal due diligence to be done by SanDisk on Western Digital.

Also on September 27, 2015, Mr. Mehrotra received a telephone call from a representative of Company D, during which the Company D representative asked for an update on the state of SanDisk’s process and orally reiterated interest in a business combination transaction between Company D and SanDisk. Mr. Mehrotra responded that the negotiations with one of the interested parties had advanced significantly since their last conversation and advised Company D that time was of the essence with respect to any proposal it might make.

On September 28, 2015, SanDisk’s board of directors held a meeting. At the meeting, the board of directors deliberated on the revised preliminary indication of interest from Western Digital and provided guidance to SanDisk’s management on how to respond to Western Digital. Skadden representatives reviewed with the members of SanDisk’s board of directors their fiduciary duties in the context of the consideration of a strategic transaction. SanDisk’s board considered Western Digital’s request for exclusivity, including possible benefits and risks of granting exclusivity, and received advice from the representatives of Goldman Sachs and Skadden. Representatives of Goldman Sachs discussed with SanDisk’s board of directors the financial aspects of the revised proposal from Western Digital, including the high premium reflected in the proposal. Skadden representatives also discussed with SanDisk’s board a draft term sheet of key terms that might be presented to Western Digital, with a particular focus on matters relating to certainty of closing, fiduciary duties and related matters such as the importance and the ability of SanDisk’s board of directors to consider superior offers were any interested parties to emerge following announcement of any transaction. Also at this meeting, SanDisk’s management discussed with SanDisk’s board of directors the oral expression of interest from Company D the prior evening. Management further reported that Company A’s 30-day period to access redacted versions of the joint venture agreements between SanDisk and Company D had entered its last week, yet Company A had not requested an extension of this period, made significant updates or provided additional information. The board of directors then had a general discussion regarding the likelihood that neither Company A nor Company D would propose a transaction that would be superior to the proposed transaction with Western Digital. After an extensive discussion about the options available to SanDisk, the board of directors directed Mr. Mehrotra to inform Western Digital that Western Digital’s recent proposed price of $86.50 represented a valuation at which SanDisk was prepared to continue to negotiate with Western Digital with respect to the portion of the purchase price that would be paid in cash, the need to maximize deal certainty and other terms and conditions of the proposed transaction.

Following the SanDisk board meeting, on September 28, 2015, Mr. Mehrotra met with Mr. Milligan to discuss the revised proposal from Western Digital. Mr. Mehrotra conveyed SanDisk’s board of directors’ willingness to pursue a transaction on the basis of Western Digital’s revised proposal of $86.50 per share, provided agreement could be achieved on certain deal certainty terms highlighted by SanDisk’s board and the portion of the consideration that could be paid in cash. Messrs. Mehrotra and Milligan discussed next steps for the potential transaction including the timing for a joint visit to seek the support of Company D for the proposed combination.

Also on September 28, 2015, a representative of Goldman Sachs and Mr. Long discussed on a telephone call next steps regarding the term sheet, the preliminary indication of interest and a possible timeline for a potential transaction.

On September 29, 2015, Mr. Mehrotra spoke with Mr. Milligan on a series of telephone calls regarding the Unis Investment, as well as to discuss the terms of the proposed transaction between Western Digital and SanDisk.

Also on September 29, 2015, Mr. Long had a telephone call with a representative of Goldman Sachs to discuss adjustments to Western Digital’s preliminary non-binding indication of interest requested by Western Digital. Mr. Long thereafter sent to representatives of Goldman Sachs a letter from Mr. Milligan addressed to Mr. Mehrotra adjusting certain terms of the preliminary non-binding indication of interest delivered by Western Digital on September 27, 2015. Specifically, the adjusted terms provided that, if the proposed Unis Investment were to close prior to the closing of the proposed transaction between SanDisk and Western Digital, the $86.50 per share consideration would be paid solely in cash or, at Western Digital’s election, would include up to 5 million shares of Western Digital common stock valued at its pre-signing 5-day trailing volume weighted average price and, if the proposed Unis Investment were not to have closed prior to the anticipated closing of the transaction between SanDisk and Western Digital, up to 19.9% of Western Digital’s outstanding shares could be included in the $86.50 per share at Western Digital’s election.

On September 30, 2015, Western Digital issued a press release announcing that Western Digital had entered into an agreement with the Unis Parties, pursuant to which Western Digital would issue and sell to the Unis Guarantor 40,814,802 shares of Western Digital common stock, $0.01 par value, for $92.50 per share, for an aggregate purchase price of approximately $3.775 billion.

On October 1, 2015, Mr. Mehrotra had a meeting with Mr. Milligan regarding the key terms of the proposed transaction between Western Digital and SanDisk and the timeline to arrive at an agreement. That same day, a representative of Goldman Sachs had a separate telephone call with Mr. Long regarding the potential need for a Western Digital shareholder vote, Western Digital’s request for exclusivity and a timeline for the potential transaction.

Also on October 1, 2015, representatives of Goldman Sachs provided further information regarding the estimates of the net unwind payments to be made to or by SanDisk as a consequence of the unwind of the Call Spread Transactions to SanDisk management, on the basis previously provided in the GS Unwind Estimates, using $86.50 as the transaction value and updated volatility assumptions, and an assumed October 21, 2015 transaction announcement date and June 30, 2016 closing date.

Also on October 1, 2015, SanDisk’s board of directors held a meeting. At the meeting, SanDisk’s board discussed Western Digital’s announcement of a planned investment by the Unis Guarantor in Western Digital, and how this announced transaction might affect the proposed business combination between SanDisk and Western Digital and the ongoing negotiations between SanDisk and Western Digital.

On October 2, 2015, Mr. Mehrotra had a telephone call with Mr. Milligan to discuss the terms of a draft outline of certain key terms for the proposed transaction. That same day, a representative of Goldman Sachs had a telephone call with Mr. Long regarding the status of Western Digital’s due diligence efforts.

Also on October 2, 2015, a representative of Goldman Sachs also had a telephone call with representatives of Company A’s financial advisor to discuss the status of Company A’s deliberations and the timing for any potential indication of interest from Company A to acquire SanDisk. Company A signaled that they were continuing to do work on a potential indication of interest but were unable to provide any timeline for when Company A might submit an offer. Ultimately, Company A never submitted a proposal to SanDisk.

On October 3, 2015, Messrs. Sadana and Long discussed the status and timeline of ongoing due diligence, and next steps.

On October 4, 2015, representatives of SanDisk, Western Digital, Skadden and Cleary Gottlieb met to discuss regulatory matters that may be relevant to the proposed transaction. On the same day, after the meeting, Mr. Mehrotra had a telephone call with Mr. Milligan during which they discussed regulatory matters and the possibility that a vote of Western Digital’s stockholders might be required.

Later on October 4, 2015, Mr. Mehrotra provided SanDisk’s board of directors with an update on the status of discussions between Western Digital and SanDisk regarding the proposed transaction. Mr. Mehrotra indicated

that, following the last board meeting, he had reiterated to Western Digital the board’s proposed process for moving forward with a potential transaction. Mr. Mehrotra also provided an update on the meeting of SanDisk, Western Digital and their respective legal advisors that had been held earlier in the day to discuss regulatory matters.

On October 5, 2015 and October 6, 2015, Mr. Mehrotra had telephone calls with Mr. Milligan and a representative of Goldman Sachs had a separate telephone call with Mr. Long regarding the outline of key terms under negotiation between SanDisk and Western Digital.

On October 6, 2015, Mr. Milligan sent a letter to Mr. Mehrotra regarding the progress of negotiations between Western Digital and SanDisk and the preliminary non-binding indication of interest that Western Digital had previously delivered to SanDisk, attaching a revised outline of key terms for the potential transaction.

On October 7, 2015 and October 8, 2015, a representative of Goldman Sachs had additional telephone calls with Mr. Long during which they continued to discuss key terms for the potential transaction between Western Digital and SanDisk.

On October 8, 2015, Mr. Mehrotra called Mr. Milligan to discuss the progress of negotiations between Western Digital and SanDisk and Western Digital’s most recent indication of interest and outline of key terms, and subsequently sent a letter to Mr. Milligan regarding the same.

On October 9, 2015, Mr. Milligan sent an e-mail to Mr. Mehrotra, attaching a letter to Mr. Marks regarding the progress of negotiations between Western Digital and SanDisk, the preliminary non-binding indication of interest that Western Digital had made to SanDisk in prior correspondence and proposing in-person meetings to further the negotiations over the outline of key terms.

Also, on or around October 9, 2015, a representative of Goldman Sachs had a telephone call with Mr. Long to discuss the details of the proposed in-person meetings.

On October 11, 2015, representatives of SanDisk, Western Digital, Skadden, Cleary Gottlieb and Goldman Sachs met to negotiate a draft term sheet for the potential transaction. Following the negotiations, alignment on key transaction terms emerged. Following the meeting, Mr. Mehrotra contacted representatives to Company D to arrange a meeting among Mr. Mehrotra, Mr. Milligan and representatives of Company D.

On October 12, 2015, two due diligence calls were held with representatives of SanDisk and Western Digital. The first call pertained to financial matters and included Ms. Bruner and others from SanDisk. The second call pertained to human resource matters and included Mr. Thomas Baker, SanDisk Senior Vice President, Human Resources, as well as Ms. Bruner and others from SanDisk.

Also on October 12, 2015, Mr. Sadana discussed with Mr. Long the reverse due diligence process, timeline and next steps so that SanDisk could assess the business prospects and outlook of Western Digital.

On October 13, 2015, representatives of Company D called Mr. Mehrotra and agreed to a meeting among Mr. Mehrotra, Mr. Milligan and representatives of Company D, which was scheduled for October 19, 2015. Also on the call on October 13, 2015, representatives of Company D indicated that the price Company D was considering for an acquisition of SanDisk was below the price being offered by Western Digital. Ultimately, Company D never submitted a proposal to SanDisk.

Also on October 13, 2015, representatives of SanDisk communicated with representatives of Company D and requested that Company D consent to providing the unredacted joint venture documents to Western Digital and extend the review period originally permitted by Company D. Company D consented to the extension of the review period for the redacted joint venture agreements, but did not grant permission to share unredacted versions of the joint ventures related agreements with Western Digital.

Also on October 13, 2015, SanDisk’s board of directors held a meeting. Skadden representatives reviewed with members of SanDisk’s board of directors their fiduciary duties in the context of the consideration of the proposal from Western Digital. At the meeting, SanDisk’s management and the board of directors discussed the proposal, the key terms negotiations with Western Digital, anticipated next steps, anticipated interaction and discussion with Company D, the scope of SanDisk’s due diligence investigation of Western Digital in relation to the stock component of the Western Digital proposal and the status of discussions with other potential interested parties. Representatives of SanDisk’s management and the board discussed Company A’s failure to submit a bid and the likelihood that Company A would not submit a proposal, despite repeated requests by SanDisk representatives and representatives of Goldman Sachs that it do so.

Also on October 13, 2015, Mr. Sadana and Mr. Long discussed the ongoing due diligence process and the reverse due diligence process.

On October 14, 2015, representatives of SanDisk spoke with representatives of Western Digital regarding due diligence matters.

Also on October 14, 2015, representatives of Skadden delivered an initial draft of the merger agreement to representatives of Cleary Gottlieb.

Also on October 14, 2015, representatives of Goldman Sachs provided to SanDisk management an update to the GS Unwind Estimates, on the basis and subject to the limitations discussed above for the original GS Unwind Estimates, but assuming an $86.50 transaction value, a transaction announcement date of October 21, 2015 and a transaction closing date of June 30, 2016 (similar to the October 1, 2015 update), and reflecting the stock price as of October 6, 2015. The updated estimates showed that, under a range of volatility assumptions, Goldman Sachs might realize a net theoretical gain (after taking into account any estimated hedging gains or losses) ranging from approximately $93.6 million to approximately $219.9 million (or a net cash impact to Goldman Sachs ranging from a net cash receipt of approximately $2.8 million to approximately $129.0 million). Within the assumed range of volatilities and based on the related set of assumptions, the net theoretical gains to Goldman Sachs would be greater at higher volatility levels.

On October 15, 2015, Mr. Long delivered to Mr. Sadana a draft timeline for the execution of definitive agreements between Western Digital and SanDisk.

Also on October 15, 2015, Ms. Bruner had a financial due diligence session with representatives of Western Digital.

Also on October 15, 2015, SanDisk’s board of directors held a meeting during which SanDisk’s management provided SanDisk’s board of directors with an overview of SanDisk’s due diligence investigation of Western Digital.

On October 16, 2015, representatives of SanDisk met with representatives of Western Digital for a management presentation by Western Digital. Following the presentation, Messrs. Mehrotra and Sadana met with Messrs. Milligan and Long to discuss a revised proposal from Western Digital valued at $86.50 per share of SanDisk common stock, based on two scenarios: (1) if the Unis Investment had not closed prior to the anticipated closing of the transaction between SanDisk and Western Digital, $67.00 in cash and Western Digital shares valued at $19.50 based on the 5-day volume weighted average price of Western Digital common stock prior to the signing of the definitive agreement for the transaction; or (2) if the Unis Investment were to close prior to the anticipated closing of the transaction between SanDisk and Western Digital, $84.80 in cash and Western Digital shares valued at $1.70 based on the 5-day volume weighted average price of Western Digital common stock prior to the signing of the definitive agreement for the transaction.

Also on October 16, 2015, representatives of Skadden sent the initial draft of SanDisk’s disclosure schedules to the merger agreement to representatives of Cleary Gottlieb.

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On October 17, 2015, representatives of Cleary Gottlieb sent a revised draft of the merger agreement to representatives of Skadden, and on October 19, 2015, representatives of Cleary Gottlieb sent the initial draft of Western Digital’s disclosure schedules to the merger agreement to representatives of Skadden.

Between October 17, 2015 and October 20, 2015, representatives of Skadden, Cleary Gottlieb, SanDisk and Western Digital negotiated the terms and exchanged drafts of the merger agreement and the respective disclosure schedules of SanDisk and Western Digital.

On October 18, 2015, Messrs. Mehrotra, Bhatia and Marks met with representatives of Company D to discuss the proposed business combination between SanDisk and Western Digital. At the meeting, Mr. Marks described to the representatives of Company D that the terms of the proposed merger agreement between SanDisk and Western Digital did not preclude SanDisk’s board of directors from considering competing proposals.

Also on October 18, 2015, SanDisk’s board of directors had a meeting. At the invitation of the board of directors, representatives of Goldman Sachs and Skadden were also present. Skadden representatives reviewed with the members of SanDisk’s board of directors their fiduciary duties in the context of the consideration of a strategic transaction. SanDisk’s management updated the board of directors on the negotiations with Western Digital, including the revised proposal received by SanDisk on October 16, 2015 and the status of the merger agreement and negotiations. Representatives of Goldman Sachs provided advice to SanDisk on the proposal from Western Digital. The board of directors provided the management of SanDisk with guidance on how to respond to Western Digital’s latest offer, including emphasizing the importance of the cash and stock consideration mix, the absence of a closing condition tied to a minimum cash amount and the implications of SanDisk’s joint ventures with Company D in respect of any such transaction. Additionally, Mr. Mehrotra and Mr. Marks provided an update on their meetings with representatives of Company D.

Also on October 18, 2015, BofA Merrill Lynch delivered a letter and written materials to Western Digital’s board of directors with an updated summary of its relationships with SanDisk. BofA Merrill Lynch’s letter included details regarding the 2020 Call Spread Transactions SanDisk entered into with the 2020 Hedge Banks, each acting as principal for its own account, in connection with SanDisk’s issuance of the 2020 Convertible Notes. It described that BofA Merrill Lynch’s affiliate, BANA, is a counterparty to SanDisk with respect to 20% of the 2020 Call Spread Transactions. In the written materials provided to the board of directors of Western Digital, BofA Merrill Lynch described, for illustrative purposes only, the potential effect of the sale of SanDisk as then proposed on the 2020 Call Spread Transactions and estimated the amount of the net contractual benefit under the 2020 Bond Hedge Transactions and the amount of the termination payment payable to BANA under the 2020 Warrant Transactions at various assumed acquisition prices and volatilities of SanDisk common stock. BofA Merrill Lynch estimated that BANA’s net contractual benefit under its 2020 Bond Hedge Transactions would range from approximately $61 million to approximately $95 million (assuming Merger Consideration ranging from $86.00 per share to $87.00 per share of SanDisk common stock and a volatility of SanDisk common stock ranging from 30% to 45%) and the amount payable by SanDisk to BANA upon termination of its portion of the 2020 Warrant Transactions would range from approximately $39 million to approximately $76 million (assuming Merger Consideration ranging from $86.00 per share to $87.00 per share of SanDisk common stock and a volatility of SanDisk common stock ranging from 30% to 45%). The disclosures made by BofA Merrill Lynch in connection with the 2020 Call Spread Transactions are discussed further below under the heading “—Opinion of Western Digital’s Financial Advisors — Merrill Lynch, Pierce, Fenner & Smith Incorporated.” In such written materials, BofA Merrill Lynch also described that in accordance with its internal policies and procedures, BofA Merrill Lynch maintains an enterprise information wall reasonably designed to prevent the unauthorized disclosure of confidential information by or to employees in its investment banking division to or by employees on the “public” side of BofA Merrill Lynch, including employees who undertake hedging and other market transactions. Accordingly, BofA Merrill Lynch noted, as part of such written materials, that its employees providing advice to Western Digital in connection with the potential sale of SanDisk were not aware of BANA’s actual hedge, and those employees involved in undertaking such hedging and other market transactions were not aware of the potential sale of SanDisk.

On October 19, 2015, Messrs. Mehrotra, Bhatia and Marks had another meeting with representatives of Company D, including the Chief Executive Officer of Company D, to continue the discussion of the proposed business combination between SanDisk and Western Digital.

Also on October 19, 2015, a representative of Company D contacted SanDisk to grant SanDisk permission to provide specified representatives of Western Digital with access to unredacted copies of the joint venture agreements between SanDisk and Company D.

Later that same day, on October 19, 2015, Messrs. Mehrotra, Bhatia and Milligan had a meeting with representatives of Company D, including the Chief Executive Officer of Company D, continuing the parties’ discussion of the proposed SanDisk-Western Digital transaction as it relates to Company D. At the meeting, Company D’s representatives indicated that they would be supportive of the proposed SanDisk-Western Digital transaction.

Also on October 19, 2015, Mr. Marks received from Mr. Milligan a letter conveying Western Digital’s “best and final” offer, still valued at $86.50 per share of SanDisk common stock, but with an increased cash component in each of the two scenarios as follows: (1) if the Unis Investment has not closed prior to the anticipated closing of the transaction between SanDisk and Western Digital, $67.50 in cash and Western Digital shares valued at $19.00 based on the 5-day volume weighted average price of Western Digital common stock prior to the signing of the definitive agreement for the transaction; or (2) if the Unis Investment were to close prior to the anticipated closing of the transaction between SanDisk and Western Digital, $85.10 in cash and Western Digital shares valued at $1.40 based on the 5-day volume weighted average price of Western Digital common stock prior to the signing of the definitive agreement for the transaction. However, the cash component of this proposal was, at Western Digital’s option, subject to reduction (with a corresponding increase in the stock component, valuing such increase in the stock component based on the 5-day volume weighted average price of Western Digital common stock prior to the signing of the definitive agreement for the transaction) if SanDisk did not have a target level of cash available at closing.

.In addition, on October 19, 2015, representatives of Goldman Sachs provided to SanDisk management a further update to the GS Unwind Estimates, on the same basis and subject to the assumptions and limitations discussed above for the prior GS Unwind Estimates, but assuming an $86.50 transaction value , a transaction announcement date of October 21, 2015 and transaction closing date of June 30, 2016 (similar to the October 1, 2015 and October 14, 2015 updates) and updated to reflect the stock price as of October 15, 2015. The updated estimates showed that, under a range of volatility assumptions, Goldman Sachs might realize a net theoretical gain (after taking into account any estimated hedging gains or losses) ranging from approximately $109.1 million to approximately $235.6 million (or a net cash impact ranging from a net cash payment by Goldman Sachs of approximately $19.2 million to a net cash receipt by Goldman Sachs of approximately $107.3 million). Within the assumed range of volatilities and based on the related set of assumptions, the net theoretical gains to Goldman Sachs would be greater at higher volatility levels. These updated GS Unwind Estimates were shared with SanDisk’s board of directors at its meeting on October 20, 2015.

Also on October 19, 2015, Western Digital’s board of directors held a meeting and Mr. Long and Olivier C. Leonetti, Western Digital’s Chief Financial Officer summarized the proposed financing for the proposed business combination of SanDisk and reviewed related materials with Western Digital’s board of directors. Messrs. Long and Leonetti explained to the board of directors that it had received commitment papers from Bank of America, N.A. (“BANA”), BofA Merrill Lynch, JPMorgan Chase Bank, N.A., J.P. Morgan, Credit Suisse Securities (USA) LLC, Credit Suisse AG, Cayman Islands Branch and Royal Bank of Canada, which would involve a refinancing of existing debt of both Western Digital and SanDisk. Messrs. Long and Leonetti further explained that Rothschild, Inc. (“Rothschild”) had been engaged in assisting with the negotiation of the financing and that Cleary Gottlieb had advised Western Digital in negotiating the commitment letters. Mr. Leonetti reviewed with Western Digital’s board of directors the credit profiles of Western Digital and SanDisk and representatives of both Rothchild and Cleary Gottlieb presented a detailed summary of the key economic terms of the financing commitment. Representatives of

Rothschild also discussed several of the key covenant, fee and mandatory prepayment features present in the financing and presented a general update on the state of the debt markets. A representative of Baker & McKenzie LLP and Roberta Swanson, Western Digital’s Vice President, Tax, discussed the proposed financing and acquisition

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from a tax perspective. Representatives of BofA Merrill Lynch and J.P. Morgan presented an additional overview of the financing, including key terms, a transaction timeline and update on the state of the markets. After additional questions and discussions among the board of directors, the board of directors unanimously authorized the financing as described in the commitment papers and authorized management to execute the final commitment papers.

On October 20, 2015, representatives of SanDisk and Goldman Sachs spoke with representatives of Western Digital regarding Western Digital’s capitalization, due diligence matters and plans for the public announcement of the proposed transaction.

Also on October 20, 2015, SanDisk’s board of directors held a meeting to discuss the revised offer from Western Digital, the mechanics of the offer and the state of negotiations. Skadden representatives reviewed with members of SanDisk’s board of directors their fiduciary duties in the context of the consideration of the proposal from Western Digital. In discussion it was noted that neither Company A nor Company D had made a business combination proposal to SanDisk. After discussion, the board of directors reached a consensus that SanDisk should move forward with consideration of the transaction premised on Western Digital’s revised proposal, and directed management to proceed accordingly.

Later on October 20, 2015, SanDisk’s board of directors held another meeting. Skadden representatives reviewed with members of SanDisk’s board of directors their fiduciary duties in the context of the consideration of the proposal from Western Digital. Skadden representatives also reviewed certain legal and regulatory considerations in connection with a potential transaction with Western Digital, and the implications of the proposed transaction under SanDisk’s outstanding debt. The board of directors also discussed the updated GS Unwind Estimates that had been provided to SanDisk management on October 19, 2015. SanDisk’s board of directors and management considered recent discussions with Western Digital, and together with representatives of Goldman Sachs and Skadden, discussed the results of the due diligence investigation SanDisk had conducted on Western Digital. Representatives of Goldman Sachs then presented an overview of the proposed transactions and its financial analysis of the merger consideration and delivered to SanDisk’s board of directors an oral opinion, confirmed by delivery of a written opinion dated October 20, 2015, that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in such opinion, the merger consideration to be paid to holders of shares of SanDisk common stock was fair from a financial point of view to such holders, as more fully described below under the caption “—Opinion of SanDisk’s Financial Advisor, Goldman Sachs” attached as Annex D to this joint proxy statement/prospectus. After further consideration and consultation with its advisors, including consideration of the factors described under the section “—SanDisk’s Reasons for the Merger and Recommendation of SanDisk’s Board of Directors” below in this joint proxy statement/prospectus, SanDisk’s board of directors determined that the merger agreement and the transactions contemplated thereby were advisable, fair to and in the best interests of SanDisk and SanDisk’s stockholders, and authorized management to execute the final definitive agreement with Western Digital based on Western Digital’s final offer.

Also on October 20, 2015, Western Digital executed engagement letters to formally engage J.P. Morgan and BofA Merrill Lynch as its financial advisors effective as of July 23, 2015.

Also on October 20, 2015, Western Digital’s board of directors held a meeting. Mr. Long discussed with Western Digital’s board of directors the letter sent to SanDisk on October 19, 2015, conveying Western Digital’s “best and final” offer valued at $86.50 per share of SanDisk common stock, of which $85.10 would be payable in cash and the balance in Western Digital common stock if the Unis Investment were to close prior to the closing of the acquisition of SanDisk, or $67.50 per share in cash and the balance in Western Digital Common Stock (calculated based on the trading 5-day volume weighted average price of Western Digital’s common stock) if the Unis Investment had not closed by such time. Western Digital’s board of directors and management considered recent discussions with SanDisk, and discussed the results of the due diligence investigation Western Digital had conducted on SanDisk. Michael Ray, the Executive Vice President, Chief Legal Officer and Secretary of Western Digital, discussed key terms of the proposed merger agreement and a representative of Cleary Gottlieb reviewed with members of Western Digital’s board of directors their fiduciary duties in the context of the proposed acquisition of SanDisk and also reviewed certain key terms of the proposed merger agreement and various legal and regulatory considerations in connection with a potential transaction with SanDisk. Also at this meeting, representatives of BofA Merrill Lynch reviewed with Western Digital’s board of directors its financial analysis relating to the Merger Consideration and delivered to Western Digital’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated October 20, 2015, to the effect that, as of that date and based on and subject to the factors and assumptions set forth in its opinion, the consideration to be paid by Western Digital in the proposed Merger, was fair, from a financial point of view, to Western Digital as more fully described below under the heading “—Opinion of Western Digital’s Financial Advisors—Merrill Lynch, Pierce, Fenner & Smith Incorporated.” In connection with the delivery of its fairness opinion at this meeting, BofA Merrill Lynch again reviewed its relationships with SanDisk, as previously disclosed to the board of directors, including the written materials related to the 2020 Call Spread Transactions delivered to the board of directors on October 18, 2015. The disclosure made by BofA Merrill Lynch in connection with the 2020 Call Spread Transactions is discussed further below under the heading “—Opinion of Western Digital’s Financial Advisors—Merrill Lynch, Pierce, Fenner & Smith Incorporated”.” Also at this meeting, representatives of J.P. Morgan reviewed with Western Digital’s board of directors its financial analysis relating to the Merger Consideration and delivered to Western Digital’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated October 20, 2015, to the effect that, as of such date and based on and subject to the factors and assumptions set forth in its opinion, the consideration to be paid by Western Digital in the proposed Merger, was fair, from a financial point of view, to Western Digital as more fully described below under the heading “—Opinion of Western Digital’s Financial Advisors—J.P. Morgan.”. After further consideration and consultation with its advisors, including consideration of the factors described under the section “—Western Digital’s Reasons for the Merger and Recommendation of Western Digital’s Board of Directors” below in this joint proxy statement/prospectus, Western Digital’s board of directors unanimously determined that the merger is advisable, fair to and in the best interests of Western Digital and Western Digital’s stockholders, and authorized management to execute the final definitive agreement SanDisk.

Following final negotiations, the parties executed and delivered the merger agreement. SanDisk and Western Digital jointly announced the transactions on the morning of October 21, 2015.

Western Digital’s Reasons for the Merger and Recommendation of Western Digital’s Board of Directors

At the meeting of the Western Digital board of directors on October 20, 2015, after careful consideration, including detailed discussions with Western Digital’s management and its legal and financial advisors, all of the directors present at the meeting unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, advisable and in the best interests of, Western Digital and the stockholders of Western Digital, and recommended that the Western Digital stockholders vote FOR the NASDAQ Stock Issuance Proposal, FOR the Western Digital Adjournment Proposal and FOR the Western Digital Non-Binding Advisory Proposal.

In evaluating the Merger, the Western Digital board of directors consulted with Western Digital’s management, as well as Western Digital’s legal and financial advisors and, in reaching a conclusion to approve the Merger and related transactions and to recommend that Western Digital stockholders approve the NASDAQ Stock Issuance Proposal, the Western Digital board of directors reviewed a significant amount of information and considered a number of factors including:

•	its knowledge of Western Digital’s business, operations, financial condition, earnings and prospects and of SanDisk’s business, operations, financial condition, earnings and prospects and the ratio of Western Digital’s stock price to SanDisk’s stock price over various periods, taking into account the results of Western Digital’s due diligence of SanDisk;

•	its knowledge of the current environment in the data storage industry, including emerging competing technologies, emerging complementary technologies, customer consolidation trends, economic conditions, current financial market conditions and the likely effects of these factors on Western Digital’s and SanDisk’s potential growth, development, productivity and strategic options;

•	the flexibility afforded by the Merger Agreement to adjust the allocation of the cash component and stock component of the Merger Consideration if there is a Closing Cash Shortfall, as well as the flexibility to convert certain SanDisk equity awards into cash-settled Western Digital equity awards;

•	the strategic nature of the acquisition, which would create a media-agnostic, storage solutions company with global scale, extensive product, technology and intellectual property assets, and a combination of deep expertise in non-volatile memory (“NVM”) and rotating magnetic storage, with the prospects for an expanded customer base and optimized product offering to allow for new business relationships and transactions not available to either company on a stand-alone basis;

•	the complementary nature of Western Digital’s and SanDisk’s product lines, including hard disk drives, solid state drives, embedded NVM storage, branded retail products, cloud data centers storage solutions and flash storage solutions that are expected to provide the foundation for a broader set of products and technologies that provide an increased value proposition from consumer to datacenter;

•	that NAND and other NVM is more complex than a simple commodity, and that the transaction enables Western Digital to vertically integrate into NVM, securing long-term access to non-volatile memory and manufacturing processes needed to achieve advantaged time to market, tune media specifications to desired levels, and optimize media to the application layer;

•	that the SanDisk and Toshiba joint ventures have had a successful 15 year history through a time-tested business model, providing stable NAND supply at scale through a capital efficient business model, and that extends across NVM technologies such as 3D NAND and ReRAM.

•	that, at the storage system level, maximum innovation requires deep understanding and control over intricacies of the underlying NAND, including the architecture and its application optimization.

•	that a fixed exchange ratio avoids fluctuations in value caused by near-term market volatility;

•	the probability that regulatory approvals for the transaction could be obtained in a timely manner without the imposition of any conditions that Western Digital would find unacceptable;

•	that Sanjay Mehrotra, President and CEO of SanDisk would be joining the Western Digital board of directors and that the Western Digital board of directors and senior management would otherwise continue as the board of directors and senior management of Western Digital;

•	the belief that the Western Digital management team will be able to successfully integrate the two companies;

•	Western Digital’s management’s expectation of achieving full annual run-rate synergies of $500 million within 18 months following closing of the Merger;

•	Western Digital’s management’s expectations that the addressable market for the combined company in 2017 will more than double to $76 billion from $37 billion;

•	the results of a meeting between Western Digital’s senior management and senior management of Toshiba indicating Toshiba’s support for the transaction and their continued support for the Toshiba/SanDisk joint ventures;

•	the provisions of the Merger Agreement that allow Western Digital to engage in negotiations with, and provide information to, third parties, under certain circumstances in response to an unsolicited takeover proposal received prior to the Western Digital stockholder approval that Western Digital’s board of directors determines in good faith, after consultation with outside counsel and financial advisors, constitutes or would reasonably be expected to lead to a transaction that is more favorable to Western Digital stockholders than the Merger with SanDisk;

•	the provisions of the Merger Agreement that allow Western Digital, under certain circumstances, to terminate the Merger Agreement prior to its stockholder approval of the Merger Agreement, in order to enter into an alternative transaction in response to an unsolicited takeover proposal that Western Digital’s board of directors determines in good faith, after consultation with outside counsel and financial advisors, is more favorable to Western Digital stockholders than the Merger with SanDisk;

•	that, subject to certain exceptions, SanDisk is prohibited from taking certain actions that would be deemed to be a solicitation under the Merger Agreement, including solicitation, initiation, encouragement of any inquiries or the making of any proposals for certain types of business combination or acquisition of SanDisk (or entering into any agreements for such business combinations or acquisitions of SanDisk or any requirement to abandon, terminate or fail to consummate the Merger);

•	that SanDisk must pay to Western Digital a termination fee of $553.3 million if the Merger Agreement is terminated under circumstances specified in the Merger Agreement, as described in the section entitled “The Merger Agreement—Transaction Expenses and Termination Fees”;

•	the probability that the conditions to completion of the Merger would be satisfied prior to the outside date of October 21, 2016 (subject to potential extensions to January 21, 2017, in the event receipt of certain required regulatory approvals is the only condition to closing that has not been satisfied);

•	the premiums paid by the acquiring entities in comparable mixed cash-and-stock transactions in the recent past; and

•	the opinions of BofA Merrill Lynch and J.P. Morgan, both dated October 20, 2015, to Western Digital’s board of directors as to the fairness, from a financial point of view, to Western Digital and as of the date of the opinion of the consideration to be paid by Western Digital in the Merger, as more fully described below in “—Opinion of Western Digital’s Financial Advisor, Merrill, Lynch, Pierce, Fenner & Smith Incorporated” and “Opinion of Western Digital’s Financial Advisor, J.P. Morgan Securities LLC.”

The Western Digital board of directors also considered the potential adverse impact of other factors weighing negatively against the proposed transaction, including, without limitation, the following:

•	the risks and contingencies relating to the announcement and pendency of the Merger and the risks and costs to Western Digital if the Merger does not close timely or does not close at all, including the impact on Western Digital’s relationships with employees and with third parties;

•	the potential dilution to Western Digital stockholders;

•	the risk of diverting management focus, employee attention and resources from other strategic opportunities, from Western Digital’s ongoing integration of its HGST and WD subsidiaries and from operational matters while working to complete the Merger and implement Merger integration efforts;

•	the challenges of combining the businesses, operations and workforces of SanDisk and Western Digital and realizing the anticipated synergies projected to result from the Merger;

•	the possibility that the Merger may not be completed or that completion may be unduly delayed for reasons beyond the control of Western Digital and/or SanDisk, including the potential length of the regulatory review process and the risk that applicable antitrust and competition authorities or CFIUS may prohibit or enjoin the proposed Merger or Unis Investment, as applicable, or otherwise impose conditions on Western Digital and/or Western Digital in order to obtain clearance for the Merger or Unis Investment, as applicable;

•	the risk that the parties may incur significant costs and delays resulting from seeking governmental consents and approvals necessary for completion of the Merger;

•	the terms and conditions of the Merger Agreement, including:

•	the restrictions on Western Digital’s ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions;

•	the requirement that Western Digital provide SanDisk with an opportunity to propose revisions to the Merger Agreement prior to being able to terminate the Merger Agreement to accept a superior proposal;

•	that Western Digital must pay to SanDisk a termination fee of $553.3 million or $1.06 billion if the Merger Agreement is terminated under circumstances specified in the Merger Agreement, as described in the section entitled “The Merger Agreement—Transaction Expenses and Termination Fees”;

•	that if the Unis Investment closes, Western Digital could be required to consummate the Merger even if Western Digital stockholders do not approve the NASDAQ Stock Issuance Proposal;

•	the requirement that Western Digital generally conduct its business only in the ordinary course and that Western Digital is subject to a variety of other restrictions on the conduct of its business prior to the completion of the Merger, any of which may delay or prevent Western Digital from pursuing business opportunities that may arise or may delay or preclude Western Digital from taking actions that would be advisable if it were to remain an independent company; and

•	the restrictive covenants that Western Digital undertakes, subject to certain conditions more fully described in the section entitled “The Merger Agreement—Interim Operations of Western Digital and SanDisk—Western Digital Interim Operating Covenants” to not: (1) amend its organizational documents; (2) redeem or purchase any outstanding Western Digital common stock (except in respect of (A) any tax withholding or exercise price in connection with equity or equity-based awards granted pursuant to Western Digital’s equity compensation plans, and (B) repurchases pursuant to any previously announced stock repurchase programs) or pay any dividend (other than dividends issued in the ordinary course consistent with Western Digital’s past practice) or distribution with respect to any of its capital stock or otherwise make any payments to stockholders of Western Digital; (3) issue, split combine, subdivide or reclassify any capital stock of Western Digital; (4) adopt any plan of liquidation or reorganization other than the Merger; (4) make certain acquisitions or dispositions of any entity, any equity interest thereof or therein, or tangible assets comprising a business or division; or (5) enter into any contract, commitment or arrangement to do any of the foregoing. See “The Merger Agreement—Interim Operations of Western Digital and SanDisk—Western Digital Interim Operating Covenants” for more information regarding the foregoing covenants.

•	the fact that Western Digital may incur indebtedness of up to approximately $17.4 billion in connection with the Merger, which debt may adversely impact Western Digital’s operations following the Merger and prevent Western Digital from engaging in share buybacks or finance larger new projects;

•	the risks described in the section entitled “Risk Factors”; and

•	the fact that SanDisk appears to be less cost efficient and has lower operating margins than Western Digital.

The Western Digital board of directors concluded that the anticipated benefits of the Merger would outweigh the preceding considerations.

In addition, the Western Digital board of directors was aware of and considered the interests that some of Western Digital’s directors and executive officers may have in the transactions contemplated by the Merger

102.1

Agreement that may be different from, or in addition to, their interests as stockholders and the interests of Western Digital stockholders generally, as described in “—Interests of Western Digital Directors and Executive Officers in the Merger”.

The reasons set forth above are not intended to be exhaustive, but include material facts considered by the Western Digital board of directors in approving the Merger Agreement. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Western Digital board of directors did not find it useful to and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger and the Merger Agreement and to make its recommendations to Western Digital stockholders. In addition, individual members of the Western Digital board of directors may have given differing weights to different factors. The Western Digital board of directors carefully considered all of the factors described above as a whole.

SanDisk’s Reasons for the Merger and Recommendation of SanDisk’s Board of Directors

The SanDisk board of directors has determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of SanDisk and its stockholders. Accordingly, by a vote at a meeting held on October 20, 2015, the SanDisk board of directors unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger.

The SanDisk board of directors recommends that SanDisk stockholders vote “FOR” each of the Merger Proposal, the SanDisk Adjournment Proposal and the SanDisk Non-Binding Advisory Proposal at the SanDisk Special Meeting.

In evaluating the proposed Merger, the SanDisk board of directors consulted with SanDisk’s management and SanDisk’s legal and financial advisors and, in reaching its determination and recommendation, the SanDisk board of directors considered a number of factors. The SanDisk board of directors also consulted with SanDisk’s legal counsel regarding its obligations, legal due diligence matters and the legal terms of the Merger Agreement and SanDisk’s financial advisor regarding the financial terms of the Merger Agreement.

Many of the factors considered favored the conclusion of the SanDisk board of directors that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of SanDisk and its stockholders, including the following (which are not in any relative order of importance):

•	the growing challenges faced by the storage and flash memory industries, including macroeconomic trends, a highly competitive and cyclical industry environment subject to constant and rapid technological change with short product life-cycles for certain products and wide fluctuations in product supply and demand, with the attendant impact of these factors on pricing, revenue, margins, earnings and cash flow;

•	the opportunity for the combined company to become a storage solutions leader with leading global scale, extensive product and technology assets and deep flash expertise;

•	the opportunity to combine resources, including consolidating and reducing areas of overlap in operating and other expenses, such as the expenses of maintaining two separate public companies;

•	the opportunity to combine expertise, including the skills of experienced managers in the storage industry, to better meet the needs of the customers of both SanDisk and Western Digital;

•	the products and development capabilities of SanDisk and Western Digital are complementary, and should enable the combined company to offer broader product value to customers of both companies;

•	the opportunity for the combined company to vertically integrate its solid state storage solutions while also having an expanded portfolio in large market segments such as notebooks, desktops and tablets;

•	the expected consolidation of the storage industry, which will make it more difficult for SanDisk to compete as a stand-alone company longer term;

•	the financial strength of the combined company and its ability to fund required investments to retain leadership in the storage industry;

•	the fact that, assuming cash that SanDisk has available for use in the United States without payment of withholding or United States income taxes on the closing date of the Merger equals or is greater than the certain target cash amount as specified in the Merger Agreement, the cash component of the Merger Consideration is expected to be approximately 98% of the total Merger Consideration if the Unis Investment closes and 78% of the total Merger Consideration if the Unis Investment does not close or the Unis SPA is terminated, which, in either case provides a high level of price certainty and liquidity and mitigates the risk to SanDisk stockholders of any decrease in Western Digital’s stock price; furthermore, any potential shortfall relative to the targeted cash balance at time of closing could increase the mix of Western Digital stock in the per share Merger Consideration, but this modified mix is likely to be bounded in a range that is unlikely to materially change the prior conclusion;

•	the fact that the stock component of the Merger Consideration offers SanDisk stockholders an opportunity to participate in the potential for earnings per share accretion and potential synergies created by the Merger;

•	the fact that the consideration proposed by Western Digital reflected extensive negotiations between the parties and their respective advisors, and the SanDisk board of directors’ and financial advisor’s belief that the agreed Merger Consideration represented the best proposal and economic value available to SanDisk stockholders, based upon an overall assessment of the net present value of the risk-adjusted returns that are likely to accrue to stockholders over the long term;

•	the historical share prices of SanDisk and Western Digital, including the fact that the implied value of the Merger Consideration of $86.50 per share represents:

•	an approximate premium of 20.1% based on the closing price per share of SanDisk common stock of $72.00 on October 19, 2015;

•	an approximate premium of 46.6% based on the average closing price per share of SanDisk common stock of $59.02 over the 30 trading day period ending October 19, 2015; and

•	an approximate premium of 76% based on the closing price per share of SanDisk common stock of $49.09 on September 29, 2015, the last day of trading prior to the announcement of Unisplendour’s investment in Western Digital;

•	the fact that the implied value of the Merger Consideration of $86.50 as of October 21, 2015 reflected a ratio of price to last twelve month earnings per share of approximately 23.6x;

•	the expectation that the Merger will result in greater long-term stockholder value than the potential for earnings per share accretion that might result from other alternatives available to SanDisk, including seeking an alternative transaction with another third party or remaining an independent public company, in each case, considering the potential for SanDisk stockholders to share in any future earnings growth of SanDisk’s businesses, and the continued expenses of operating a public company and the overall assessment of the net present value of the risk-adjusted returns that are likely to accrue to stockholders over the long term;

•	the SanDisk board of directors’ familiarity with, and understanding of, SanDisk’s business, assets, financial condition, results of operations, current business strategy, prospects and the risks facing the flash memory industry and SanDisk;

•	information and discussions with SanDisk’s management and advisors regarding Western Digital’s business, assets, financial condition, results of operations, current business strategy and prospects, including the projected long-term financial results of Western Digital as a standalone company, the size and scale of the combined company and the expected pro forma effect of the proposed Merger on the combined company;

•	the oral opinion of Goldman Sachs delivered to the SanDisk board of directors on October 20, 2015, which was confirmed by delivery of a written opinion dated October 21, 2015, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Goldman Sachs as set forth in its written opinion, the Merger Consideration to be paid to the holders of SanDisk common stock pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described in the section entitled “—Opinion of SanDisk’s Financial Advisor, Goldman Sachs.” The full text of Goldman Sachs’ written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Goldman Sachs in rendering its opinion, is attached as Annex D to this joint proxy statement/prospectus, and SanDisk stockholders are urged to read this written opinion in its entirety;

•	the fact that SanDisk conducted a thorough process to explore SanDisk’s strategic alternatives during which representatives of SanDisk sought offers from various potential buyers, none of whom made an offer at a value equal to or greater than the Merger Consideration;

•	the commitment that SanDisk’s President and Chief Executive Officer will become a member of the Western Digital board of directors following the closing of the Merger, which will provide additional flash memory industry expertise to the Western Digital board of directors and guidance to the integration of SanDisk and Western Digital;

•	the nature of the closing conditions included in the Merger Agreement, as well as the likelihood of satisfaction of all of the conditions to the completion of the proposed Merger;

•	the fact that, although the lack of a continuing material adverse effect of SanDisk is a closing condition included in the Merger Agreement, the SanDisk Material Adverse Effect definition in the Merger Agreement excludes any effect resulting from the announcement of the Merger Agreement, including any resulting negative development in SanDisk’s relationships with any of its customers, suppliers, distributors or other business partners;

•	the obligation of the parties to use reasonable best efforts to obtain approvals or clearances from the applicable antitrust and competition authorities, including providing information, pursuing litigation and agreeing to divestitures, hold separates and other conduct remedies (provided that Western Digital will not be required to agree to divest Assets other than Assets of SanDisk that generated less than $250 million in aggregate revenues for the fiscal year ended December 29, 2013), and Western Digital’s obligation to pay a termination fee to SanDisk in the event that the Merger Agreement is terminated based on the failure to receive any required antitrust or competition clearance (as more fully described in the section entitled “The Merger Agreement—Transaction Expenses and Termination Fees”);

•	the delivery by Western Digital of a debt commitment letter setting forth the financing commitments and other arrangements regarding the financing Western Digital contemplates using to complete the proposed Merger;

•	the fact that Western Digital’s obligations pursuant to the Merger Agreement are not subject to any financing condition or similar contingency based on Western Digital’s ability to obtain financing, and that SanDisk would be entitled to specifically enforce the Merger Agreement, including the obligations of Western Digital to consummate the Merger, regardless of the availability or terms of Western Digital’s financing;

•	SanDisk’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited proposal relating to an alternative transaction, if the SanDisk board of directors determines in good faith after consultation with its financial advisors and outside legal counsel that such proposal is, or would reasonably be expected to lead to, a superior proposal (as more fully described in the section entitled “The Merger Agreement—No Solicitation by SanDisk; No Change in SanDisk Board Recommendation”);

•

the right of the SanDisk board of directors to change its recommendation in favor of the approval of the Merger Agreement (i) to terminate the Merger Agreement to accept a superior proposal, subject to payment of a termination fee (as more fully described in the section entitled “The Merger Agreement—Transaction

Expenses and Termination Fees”) or (ii) in response to a post-signing intervening event, in each case if it has determined, in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its directors’ fiduciary duties, subject to certain conditions (including providing notice to Western Digital and, with respect to a superior proposal, taking into account any modifications to the terms of the Merger that are proposed by Western Digital);

•	the right of SanDisk and Western Digital to specific performance to prevent breaches and to enforce the Merger Agreement (as more fully described in the section entitled “The Merger Agreement—Specific Performance; Remedies”);

•	the availability of dissenters’ rights under Delaware law for the SanDisk stockholders who oppose adoption of the Merger Agreement;

•	the customary nature of the other representations, warranties and covenants of SanDisk in the Merger Agreement; and

•	the requirement that SanDisk or Western Digital pay a termination fee to the other party under certain circumstances specified in the Merger Agreement (as more fully described in the section entitled “The Merger Agreement—Transaction Expenses and Termination Fees”).

In the course of its deliberations, the SanDisk board of directors also considered a variety of risks and other potentially negative factors, including the following (which are not in any relative order of importance):

•	the possibility that the Merger may not be completed or that completion may be unduly delayed for reasons beyond the control of SanDisk and/or Western Digital, including the potential length of the regulatory review process and the risk that applicable antitrust and competition authorities may prohibit or enjoin the proposed Merger or otherwise impose conditions on SanDisk and/or Western Digital in order to obtain clearance for the Merger;

•	the fact that the exchange ratio is fixed, indicating that SanDisk stockholders could be adversely affected by a decrease in the trading price of Western Digital common stock during the pendency of the proposed Merger and the fact that the Merger Agreement does not provide SanDisk with a price-based termination right or other similar protection in favor of SanDisk or its stockholders (other than the cash component of the Merger Consideration);

•	the potential for diversion of management and employee attention and for increased employee attrition during the period prior to completion of the proposed Merger, and the potential effect of the proposed Merger on SanDisk’s business and relations with customers, suppliers and strategic alliance and joint venture partners;

•	the restrictions on the conduct of SanDisk’s business prior to completion of the proposed Merger, requiring SanDisk to conduct its business only in the ordinary and usual course of business in all material respects consistent with past practice, subject to specific limitations, which could delay or prevent SanDisk from undertaking business opportunities that may arise pending completion of the Merger and could negatively impact SanDisk’s ability to attract and retain employees and decisions of customers, suppliers and strategic alliance and joint venture partners;

•	the difficulty inherent in integrating the businesses, assets and workforces of two large companies and the risk that anticipated strategic and other benefits to SanDisk and Western Digital following completion of the proposed Merger, including any expected synergies, will not be realized or will take longer to realize than expected;

•	the increased leverage of the combined company, which will result in increased interest payments and could negatively affect the combined business’s net earnings and credit ratings, limit access to credit markets or make such access more expensive and reduce operational and strategic flexibility;

•

the fact that, if the amount of cash that SanDisk has available for use in the United States without payment of withholding or United States income taxes on the closing date of the Merger falls short of a certain target cash amount, Western Digital may elect to alter the mix of consideration to be paid to

SanDisk stockholders such that a greater portion of the total Merger Consideration would be paid in stock instead of cash (based on the price of Western Digital stock set at signing of the Merger Agreement), although the SanDisk board of directors considered this risk and noted that even if the cash target is not achieved in full, the Merger Consideration provides a significant premium to SanDisk’s stock price;

•	the transaction costs and retention costs to be incurred in connection with the proposed Merger, regardless of whether the proposed Merger is completed;

•	the fact that the Merger Agreement includes restrictions on the ability of SanDisk to solicit proposals for alternative transactions or engage in discussions regarding such proposals, subject to exceptions and termination provisions, which in some cases requires payment of a termination fee by SanDisk (as more fully described in the section entitled “The Merger Agreement—No Solicitation by SanDisk; No Change in SanDisk Board Recommendation”), which could have the effect of discouraging such proposals from being made or pursued;

•	Western Digital’s right, if Western Digital stockholder approval is required, to engage in negotiations with, and provide information to, a third party that makes an unsolicited proposal relating to an alternative transaction, if the Western Digital board of directors determines in good faith after consultation with its financial advisors and outside legal counsel that such proposal is, or would reasonably be expected to lead to, a superior proposal (as more fully described in the section entitled “The Merger Agreement—No Solicitation by Western Digital; No Change in Western Digital Board Recommendation”);

•	the risk that if Western Digital stockholders fail to approve the NASDAQ Stock Issuance Proposal and if the Unis Investment does not close or the Unis SPA is terminated by the time of the Merger, then Western Digital may terminate the Merger Agreement;

•	the fact that if the Merger is not completed, SanDisk will have expended significant human and financial resources on a failed transaction, and may also be required to pay a termination fee under various circumstances (as more fully described in the section entitled “The Merger Agreement—Transaction Expenses and Termination Fees”); and

•	various other risks associated with the Merger and the business of SanDisk and the combined company described in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” respectively.

The SanDisk board of directors considered all of these factors as a whole, and, on balance, concluded that they supported a determination to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. The foregoing discussion of the information and factors considered by the SanDisk board of directors is not exhaustive. In view of the wide variety of factors considered by the SanDisk board of directors in connection with its evaluation of the proposed Merger and the complexity of these matters, the SanDisk board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The SanDisk board of directors evaluated the factors described above, among others, and concluded that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, were advisable, fair to and in the best interests of SanDisk and its stockholders. In considering the factors described above and any other factors, individual members of the SanDisk board of directors may have viewed factors differently or given different weight or merit to different factors.

In considering the recommendation of the SanDisk board of directors to approve the Merger Proposal, SanDisk stockholders should be aware that SanDisk’s executive officers and directors may have interests in the Merger that are different from, or in addition to, those of SanDisk stockholders generally. The SanDisk board of directors was aware of these interests during its deliberations on the merits of the Merger and in deciding to recommend that SanDisk stockholders vote “FOR” the Merger Proposal. See the section entitled “—Interests of SanDisk Directors and Executive Officers in the Merger.”

Opinion of Western Digital’s Financial Advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated

Western Digital has retained BofA Merrill Lynch to act as Western Digital’s financial advisor in connection with the Merger. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Western Digital selected BofA Merrill Lynch to act as Western Digital’s financial advisor in connection with the Merger on the basis of BofA Merrill Lynch’s experience in transactions similar to the Merger, its reputation in the investment community and its familiarity with Western Digital and its business.

On October 20, 2015, at a meeting of Western Digital’s board of directors held to evaluate the Merger, BofA Merrill Lynch delivered to Western Digital’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated October 20, 2015, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the consideration to be paid by Western Digital in the Merger, was fair, from a financial point of view, to Western Digital.

The full text of BofA Merrill Lynch’s written opinion to Western Digital’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this document and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to Western Digital’s board of directors for the benefit and use of Western Digital’s board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the consideration to be paid by Western Digital in the Merger from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the Merger and no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Western Digital or in which Western Digital might engage or as to the underlying business decision of Western Digital to proceed with or effect the Merger. BofA Merrill Lynch’s opinion does not address any other aspect of the Merger and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed Merger or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch:

(i)	reviewed certain publicly available business and financial information relating to SanDisk and Western Digital;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of SanDisk furnished to or discussed with BofA Merrill Lynch by the management of SanDisk, including certain financial forecasts relating to SanDisk prepared by the management of SanDisk (the “SanDisk Management Forecasts”);

(iii)	reviewed an alternative version of the SanDisk Management Forecasts incorporating certain adjustments thereto made by the management of Western Digital (the “Adjusted SanDisk Management Forecasts”), and discussed with the management of Western Digital its assessments as to the relative likelihood of achieving the future financial results reflected in the SanDisk Management Forecasts and the Adjusted SanDisk Management Forecasts;

(iv)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Western Digital furnished to or discussed with BofA Merrill Lynch by the management of Western Digital, including certain financial forecasts relating to Western Digital prepared by the management of Western Digital (the “Western Digital Management Forecasts”);

(v)	reviewed certain estimates as to the amount and timing of cost savings and impact on revenue anticipated by the management of Western Digital to result from the Merger (the “Western Digital Approved Synergies”);

(vi)	discussed the past and current business, operations, financial condition and prospects of SanDisk with members of senior management of SanDisk and Western Digital, and discussed the past and current business, operations, financial condition and prospects of Western Digital with members of senior management of Western Digital;

(vii)	reviewed the potential pro forma financial impact of the Merger on the future financial performance of Western Digital, including the potential effect on Western Digital’s estimated earnings per share;

(viii)	reviewed the trading histories for SanDisk common stock and Western Digital common stock and a comparison of such trading histories with each other and with the trading histories of other companies BofA Merrill Lynch deemed relevant;

(ix)	compared certain financial and stock market information of SanDisk and Western Digital with similar information of other companies BofA Merrill Lynch deemed relevant;

(x)	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

(xi)	reviewed the relative financial contributions of SanDisk and Western Digital to the future financial performance of the combined company on a pro forma basis;

(xii)	reviewed a draft, dated October 20, 2015, of the Merger Agreement (the “Draft Agreement”); and

(xiii)	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of SanDisk and Western Digital that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the SanDisk Management Forecasts, BofA Merrill Lynch was advised by SanDisk, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of SanDisk as to the future financial performance of SanDisk. With respect to the Western Digital Management Forecasts, the Adjusted SanDisk Management Forecasts and the Western Digital Approved Synergies, BofA Merrill Lynch was advised by Western Digital, and assumed, at the direction of Western Digital, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Western Digital as to the future financial performance of SanDisk and Western Digital and other matters covered thereby. BofA Merrill Lynch relied, at the direction of Western Digital, on the Adjusted SanDisk Management Forecasts based on the assessments of the management of Western Digital as to the relative likelihood of achieving the future financial results reflected in the SanDisk Management Forecasts and the Adjusted SanDisk Management Forecasts. BofA Merrill Lynch also relied, at the direction of Western Digital, on the assessments of the management of Western Digital as to Western Digital’s ability to achieve the Western Digital Approved Synergies and was advised by Western Digital, and assumed, that such Western Digital Approved Synergies would be realized in the amounts and at the times projected thereby. BofA Merrill Lynch did not make and/or was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of SanDisk or Western Digital, nor did it make any physical inspection of the properties or assets of SanDisk or Western Digital. BofA Merrill Lynch did not evaluate the solvency or fair value of SanDisk or Western Digital under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of Western Digital, that the Merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on SanDisk, Western Digital or the contemplated benefits of the Merger. In addition, BofA Merrill Lynch assumed, at the direction of Western Digital, that the final executed Merger Agreement would not differ in any material respect from the Draft Agreement.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the Merger (other than the Merger Consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Merger or any terms, aspects or implications of the Unis Investment. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the consideration to be paid by Western Digital in the Merger and no opinion or view was expressed with respect to any consideration received in connection with the Merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Merger Consideration. Furthermore, no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Western Digital or in which Western Digital might engage or as to the underlying business decision of Western Digital to proceed with or effect the Merger. BofA Merrill Lynch did not express any opinion as to what the value of Western Digital common stock actually would be when issued or the prices at which SanDisk common stock or Western Digital common stock would trade at any time, including following announcement or consummation of the Merger. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger or any related matter. Except as described above, Western Digital imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. In addition, BofA Merrill Lynch expressed no opinion or view as to any potential effects of the volatility of the credit, financial and stock markets on SanDisk, Western Digital or the Merger. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to Western Digital’s board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

SanDisk Financial Analyses.

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for SanDisk and the following eight publicly traded companies in the solid-state memory industry, HDD storage industry and semiconductor industry.

Solid-State Memory

•	Micron Technology, Inc.

•	SK Hynix Inc.

HDD Storage

•	Seagate Technology PLC

•	Western Digital Corporation

Semiconductor

•	Avago Technologies Ltd.

•	PMC-Sierra Inc.

•	Intel Corporation

•	Marvell Technology Group Ltd.

BofA Merrill Lynch reviewed, among other things, enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on October 19, 2015, plus debt, plus non-controlling interest, less cash, as a multiple of calendar year 2016 estimated revenues. BofA Merrill Lynch also reviewed enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on October 19, 2015, plus debt, plus non-controlling interest, less cash, as a multiple of calendar year 2016 estimated earnings before interest, taxes, depreciations and amortization, commonly referred to as EBITDA. BofA Merrill Lynch then applied calendar year 2016 revenue multiples of 1.80x to 2.65x and EBITDA multiples of 6.5x to 10.0x derived from the selected publicly traded companies to SanDisk’s calendar year 2016 estimated revenue and EBITDA respectively. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of SanDisk were based on the Adjusted SanDisk Management Forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for SanDisk, as compared to the Merger Consideration:

Implied Per Share Equity Value Reference Ranges for SanDrisk*		Merger Consideration

2016E Revenue	2016E EBITDA
$58.35 - $79.30	$53.35 - $74.35	$86.50

*	See the last paragraph of this sub-section for certain revisions.

No company used in this analysis is identical or directly comparable to SanDisk. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which SanDisk was compared.

Discounted Future Equity Value Analysis. BofA Merrill Lynch performed a discounted future equity value analysis of SanDisk using EBITDA multiples to calculate the present value of the future price of SanDisk’s common stock. BofA Merrill Lynch reviewed the estimated enterprise value for calendar year 2017, calculated as a multiple of SanDisk’s NTM EBITDA by applying a selected range of NTM EBITDA multiples of 6.5x to 10.0x, adjusted to equity value based on projected cash and debt balances, and then discounted to present value as of September 30, 2015 using discount rates ranging from 9.50% to 12.50% based on an estimate of SanDisk’s cost of equity. This analysis indicated the following approximate implied per share equity value reference ranges for SanDisk as compared to the Merger Consideration:

Implied Per Share Equity Value Reference Range for SanDisk*	Per Share Merger Consideration
$62.25 - $88.10	$86.50

*	See the last paragraph of this sub-section for certain revisions.

Selected Precedent Transactions Analysis. BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following thirteen selected transactions involving companies in the semiconductor industry.

Announcement Date	Acquiror	Target
10/05/2015	• Skyworks	• PMC-Sierra Inc.

09/20/2015	• Dialog Semiconductor PLC	• Atmel Corporation

06/01/2015	• Intel Corporation	• Altera Corporation

05/28/2015	• Avago Technologies Ltd.	• Broadcom Corporation

03/02/2015	• NXP Semiconductors	• Freescale Semiconductor, Inc.

12/01/2014	• Cypress Semiconductor Corporation	• Spansion Inc.

10/15/2014	• Qualcomm Inc.	• CSR plc

08/20/2014	• Infineon Technologies Corporation	• International Rectifier Corporation

06/16/2014	• SanDisk Corporation	• Fusion-io, Inc.

06/09/2014	• Analog Devices Inc.	• Hittite Microwave Corporation

02/24/2014	• RF Micro Devices (now known as Qorvo, Inc. post-merger)	• TriQuint Semiconductor

12/16/2013	• Avago Technologies Ltd.	• LSI Corporation

04/04/2011	• Texas Instruments Inc.	• National Semiconductor Corporation

BofA Merrill Lynch reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transactions, as a multiple of the target company’s last twelve months, or LTM, EBITDA, and as a multiple of the target company’s one-year forward, or NTM, EBITDA. BofA Merrill Lynch then applied a selected range of LTM EBITDA multiples of 13.0x to 18.0x derived from the selected transactions to SanDisk’s LTM EBITDA as of September 30, 2015, and applied a selected range of NTM EBITDA multiples of 10.0x to 17.0x derived from the selected transactions to SanDisk’s NTM EBITDA as of September 30, 2015. Financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of SanDisk were based on the Adjusted SanDisk Management Forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for SanDisk, as compared to the Merger Consideration:

Implied Per Share Equity Value Reference Ranges for SanDisk		Merger Consideration

LTM EBITDA	NTM EBITDA
$94.05—$126.30	$70.50 - $111.70	$86.50

No company, business or transaction used in this analysis is identical or directly comparable to SanDisk or the Merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which SanDisk and the Merger were compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of SanDisk on a stand-alone basis to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that SanDisk was forecasted to generate during calendar years 2015 (using only the fourth quarter of 2015) through 2025 based on the Adjusted SanDisk Management Forecasts and of the terminal value for SanDisk by applying perpetuity growth rates of 2.5% to 3.5% to SanDisk’s calendar year 2025 after-tax free cash flows. BofA Merrill Lynch also performed a discounted cash flow analysis of the Western Digital Approved Synergies to calculate the present value of the after-tax Western Digital Approved Synergies that Western Digital forecasted would be generated during calendar years 2015 (using only the fourth quarter of 2015) through 2025 and of the terminal value of the Western Digital Approved Synergies by applying perpetuity growth rates of 1.0% to 2.0% to the calendar year 2025 after-tax free cash flows. The cash flows and terminal values were discounted to present value as of September 30, 2015 using discount rates ranging from 9.50% to 12.50%, which were based on an estimate of SanDisk’s weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference ranges for SanDisk as compared to the Merger Consideration:

Implied Per Share Equity Value Reference Range for SanDisk*| (Stand- alone basis)	Implied Per Share Equity Value Reference Range for SanDisk (Including Western Digital Approved Synergies)	Per Share Merger Consideration
$55.95 - $87.15	$83.07 - $129.21	$86.50

*	See the last paragraph of this sub-section for certain revisions

Subsequent to the meeting on October 20, 2015 of the Western Digital’s board of directors, BofA Merrill Lynch discovered a miscalculation that resulted in a minor adjustment of certain implied per share equity value reference ranges for SanDisk, and notified Western Digital of such adjustment. The adjusted implied per share equity value reference ranges for SanDisk as subsequently notified by BofA Merrill Lynch to Western Digital are set forth below.

Implied Per Share Equity Value Reference Ranges for SanDisk	Before Adjustment	Post Adjustment
Selected Publicly Traded Companies Analysis (2016E Revenue)	$58.35 - $79.30	$57.15 - $79.30
Selected Publicly Traded Companies Analysis (2016E EBITDA)	$53.35 - $74.35	$51.45 - $74.35
Discounted Future Equity Value Analysis	$65.25 - $88.10	$61.35 - $88.50
Discounted Cash Flow Analysis (stand-alone basis)	$55.95 - $87.15	$54.45 - $87.15

BofA Merrill Lynch also determined that such adjustment did not affect its financial analysis or its opinion.

Other Factors

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors, including:

•	historical trading prices of SanDisk common stock during the 52-week period ended October 19, 2015, which reflected low and high closing prices for SanDisk common stock during such period of $44.28 and $106.64 respectively;

•	a range of publicly available research analysts’ price targets for SanDisk that showed per share equity values of $40.00 to $90.00 per share for SanDisk common stock;

•	a comparison of the historical multiples of enterprise value to next twelve months, or NTM, EBITDA, during the period beginning October 19, 2012 and ending October 19, 2015, and the high, low, and average of these ratios during the one-year, two-year and three-year periods ended October 19, 2015; and

•	a comparison of the historical multiples of enterprise value to NTM revenue, during the period beginning October 19, 2012 and ending October 19, 2015, and the high, low, and average of these ratios during the one-year, two-year and three-year periods ended October 19, 2015.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to Western Digital’s board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of SanDisk and Western Digital. The estimates of the future performance of SanDisk and Western Digital in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the consideration to be paid by Western Digital in the Merger, and were provided to Western Digital’s board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of SanDisk or Western Digital.

The type and amount of consideration payable in the Merger was determined through negotiations between SanDisk and Western Digital, rather than by any financial advisor, and was approved by Western Digital’s board of directors. The decision to enter into the Merger Agreement was solely that of Western Digital’s board of directors. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by Western Digital’s board of directors in its evaluation of the proposed Merger and should not be viewed as determinative of the views of Western Digital’s board of directors or management with respect to the Merger or the Merger Consideration.

Western Digital has agreed to pay BofA Merrill Lynch for its services in connection with the Merger an aggregate fee of $25 million, of which $2 million was payable in connection with its opinion and the balance of which is contingent upon consummation of the Merger. Western Digital also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws. In addition, BofA Merrill Lynch and certain of its affiliates also are participating in the financing for the Merger, including acting (i) as joint lead arranger and joint bookrunning manager for, and as a lender under, Western Digital’s proposed senior secured and/or unsecured bridge facilities, (ii) as joint bookrunning manager, joint lead underwriter, joint lead placement agent and/or joint lead initial purchaser for Western Digital’s potential offering of senior secured and/or unsecured notes and/or (ii) as joint lead arranger, joint bookrunning manager and administrative agent for, and as a lender under, Western Digital’s proposed term loan and revolving credit facilities, for which services BofA Merrill Lynch and its affiliates would receive significant compensation.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of SanDisk, Western Digital and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Western Digital and and/or certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as administrative agent, lead arranger, bookrunner for, and/or a lender under, certain loans, letters of credit, leasing and other credit facilities of Western Digital and/or certain of its affiliates, (ii) having acted as joint bookrunner for various equity offerings of Western Digital and/or certain of its affiliates, (iii) having provided or providing certain treasury and trade management services and products to Western Digital and/or certain of its affiliates and (iv) having provided or providing certain derivatives and foreign exchange trading services to Western Digital and/or certain of its affiliates.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to SanDisk and/or certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as lender under various credit facilities and letters of credit of SanDisk and/or certain of its affiliates, (ii) having provided or providing certain treasury and trade management services and products to SanDisk and/or certain of its affiliates and (iii) having provided or providing certain derivatives, foreign exchange and other trading services to SanDisk and/or certain of its affiliates.

In addition, concurrently with SanDisk’s issuance in October 2013 of the 2020 Convertible Notes, SanDisk entered into the 2020 Call Spread Transactions with four counterparties, including BANA, which is an affiliate of BofA Merrill Lynch, each acting as principal for its own account. The 2020 Bond Hedge Transactions consisted of the purchase by SanDisk of call options in respect to the number of shares of SanDisk common stock initially underlying the 2020 Convertible Notes and the 2020 Warrant Transactions entered into concurrently with the 2020 Bond Hedge Transactions consisted of the sale by SanDisk of call options in respect of the same number of shares of SanDisk common stock. For a description of SanDisk’s call spread transactions, see the sections entitled “Summary—Effect of the Merger on SanDisk’s Bond Hedge Transactions and Warrant Transactions.”

If the Merger is consummated, it is expected that all outstanding 2020 Convertible Notes will be converted, which will result in the 2020 Bond Hedge Transactions being exercised in full. Upon exercise of the 2020 Bond Hedge Transactions, the 2020 Hedge Banks (including BANA) will be required to pay to SanDisk the in-the-money value of the 2020 Bond Hedge Transactions, which would be zero because the per share value of the consideration received by SanDisk’s common stockholders in the Merger is less than the strike price of the 2020 Bond Hedge Transactions. Because the amounts payable by BANA to SanDisk under the 2020 Bond Hedge Transactions will not include the temporary increase in the conversion rate of the 2020 Convertible Notes or the option time value of the 2020 Bond Hedge Transactions, there is likely to be a net contractual benefit to BANA in connection with the exercise of its 2020 Bond Hedge Transactions.

In addition, under the terms of BANA’s 2020 Warrant Transactions, the portion of the 2020 Warrant Transaction corresponding to the cash portion of the Merger Consideration terminates in connection with the Merger Agreement and the Merger and BANA would be entitled to receive a cash termination payment from SanDisk in an amount equal to the value of such portion of BANA’s 2020 Warrant Transactions, which value consists of both the in-the-money amount (which would be zero because the per share value of the consideration received by SanDisk’s common stockholders in the Merger is less than the strike price of the 2020 Warrant Transactions) and the time value of the 2020 Warrant Transactions. Absent agreement by the parties as to the amount of the termination payment for BANA’s portion of the 2020 Warrant Transactions, BANA, as calculation agent, will determine the termination payment in good faith and in a commercially reasonable manner. With respect to the portion of BANA’s 2020 Warrant Transactions corresponding to the portion of the Merger Consideration consisting of shares of Western Digital’s common stock, BANA is entitled to terminate upon consummation of the Merger or continue such portion of the 2020 Warrant Transactions, with adjustments to account for the economic effect of the Merger on the 2020 Warrant Transactions and, if BANA elects termination, to determine the amount of any termination payment SanDisk owes to BANA for such portion in good faith and in a commercially reasonable manner. BANA and SanDisk are currently discussing potential amendments to the terms of their 2020 Call Spread Transactions and the amount of the Warrant Transaction termination payments owed by SanDisk, but there can be no assurance that any agreement will be reached by the parties to modify the terms of the 2020 Warrant Transactions.

In materials delivered to Western Digital’s board of directors on October 18, 2015 and presented at the October 20, 2015 board meeting, BofA Merrill Lynch estimated the amount of the contractual benefit and the termination payment owed to BANA under the 2020 Call Spread Transactions in the event an acquisition of SanDisk consummated on June 30, 2016 for cash or for consideration 10% or more of which consists of cash assuming various acquisition prices and volatilities of SanDisk’s common stock. BofA Merrill Lynch estimated that BANA’s net contractual benefit under its 2020 Bond Hedge Transactions would range from approximately $61 million to approximately $95 million (assuming Merger Consideration ranging from $86.00 per share to $87.00 per share of SanDisk common stock and a volatility of SanDisk common stock ranging from 30% to 45%). There can be no assurance that the assumptions used in estimating the net contractual benefit to BANA upon the exercise of the 2020 Bond Hedge Transactions will match or approximate actual market conditions and, thus, the actual magnitude of any benefit to BANA may be greater or less than such estimates. As described below, BofA Merrill Lynch maintains an enterprise information wall reasonably designed to prevent the unauthorized disclosure of confidential information, such as the Merger, to employees who undertake hedging activities with respect to BANA’s 2020 Call Spread Transactions. Any potential gain or loss as a result of such activities was therefore not included in the estimates of the aggregate benefit to BANA as a result of the Merger.

BofA Merrill Lynch also estimated that the amount payable by SanDisk to BANA upon termination of its portion of the 2020 Warrant Transactions would range from approximately $39 million to approximately $76 million (assuming Merger Consideration ranging from $86.00 per share to $87.00 per share of SanDisk common stock and a volatility of SanDisk common stock ranging from 30% to 45%). The actual amount that will be owed by SanDisk to BANA upon consummation of the Merger in respect of the termination of the 2020 Warrant Transactions will depend upon various factors, including, among others, the date the Merger is consummated, the market price of the relevant common stock, and market conditions (including interest rates and volatility) as of the time at which the amount payable is determined.

Under the 2020 Call Spread Transactions to which it is a party, BANA has market exposure to the price of SanDisk’s shares. It is standard industry practice, and BANA’s ordinary practice, to engage in hedging activities to reduce market exposure to the price of the common stock underlying derivative transactions such as the 2020 Call Spread Transactions. Such hedging includes BANA either purchasing or selling shares of SanDisk shares or related instruments to offset the exposure to SanDisk shares that BANA has under its 2020 Call Spread Transactions. BANA’s hedging is intended to substantially reduce BANA’s exposure under its 2020 Call Spread Transactions to changes in the price of SanDisk shares. Hedging does not fully offset every risk or change in market conditions. Hedging is designed to offset a range of normal price movements under a range of typical market conditions, based on publicly available information, and thus might not fully offset extraordinary market events or conditions (such as the announcement of a merger transaction) that might have a material effect on the price, volatility or other characteristics of SanDisk shares. BANA’s hedging activity is at its own risk and may result in a loss or profit to BANA in an amount that might be less than or greater than the expected contractual benefit or obligation to BANA under the 2020 Call Spread Transactions. BANA’s ultimate loss or profit with respect to the 2020 Call Spread Transactions after taking into account its hedging activity would depend on many factors, including the original net premium received by BANA for the 2020 Call Spread Transactions, the price at which BANA established its initial hedge position in respect of the 2020 Call Spread Transactions, any deliveries or payments made or received pursuant to BANA’s 2020 Call Spread Transactions, the profit and loss realized by BANA in connection with rebalancing its stock hedge positions during the term of the 2020 Call Spread Transactions (such rebalancing occurring as frequently as intra-day), and the premium or other amounts paid, and payments received, in connection with BANA entering into or maintaining any option position or other derivative transaction used to hedge the 2020 Call Spread Transactions, the volatility of SanDisk shares and the prices at which BANA would close out these hedge positions. The amount of any loss or profit will not be known until all of the 2020 Call Spread Transactions to which BANA is a party are terminated and BANA has completed all of its related hedge unwind activities. In accordance with industry practices, BofA Merrill Lynch maintains an enterprise information wall reasonably designed to prevent the unauthorized disclosure of confidential information by or to employees in its investment banking division to or by employees on the “public” side of BofA Merrill Lynch, including the employees who undertake these hedging and other market transactions.

Opinion of Western Digital’s Financial Advisor, J.P. Morgan Securities LLC

Pursuant to an engagement letter dated October 20, 2015, Western Digital retained J.P. Morgan as its financial advisor in connection with the proposed Merger.

At the meeting of the board of directors of Western Digital on October 20, 2015, J.P. Morgan rendered its oral opinion to the board of directors of Western Digital that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid by Western Digital in the proposed Merger was fair, from a financial point of view, to Western Digital. J.P. Morgan confirmed its October 20, 2015 oral opinion by delivering its written opinion to the board of directors of Western Digital, dated October 20, 2015 that, as of such date, the consideration to be paid by Western Digital in the proposed Merger was fair, from a financial point of view, to Western Digital.

The full text of the written opinion of J.P. Morgan dated October 20, 2015, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Western Digital’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the board of directors of Western Digital (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Merger, was directed only to the consideration to be paid in the Merger and did not address any other aspect of the Merger. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any class of securities, creditors or other constituencies of Western Digital or as to the underlying decision by Company to engage in the proposed Merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any stockholder of Western Digital as to how such stockholder should vote with respect to the proposed Merger or any other matter.

In arriving at its opinions, J.P. Morgan, among other things:

•	reviewed a draft dated October 19, 2015 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning Western Digital and SanDisk and the industries in which they operate;

•	compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of Western Digital and SanDisk with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Western Digital’s common stock and SanDisk’s common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the managements of Western Digital and SanDisk relating to their respective businesses and by Western Digital relating to SanDisk’s business, as well as the estimated amount and timing of the cost savings and related expenses and other synergies expected to result from the Merger (referred to in this section of this joint proxy statement/prospectus as the “WD Approved Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of this opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Western Digital and SanDisk with respect to certain aspects of the Merger, and the past and current business operations of Western Digital and SanDisk, the financial condition and future prospects and operations of Western Digital and SanDisk, the effects of the Merger on the financial condition and future prospects of Western Digital, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Western Digital and SanDisk or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct nor was it provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of SanDisk or Western Digital under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the WD Approved Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Western Digital and SanDisk to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the WD Approved Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the Merger and the other transactions contemplated by the Merger Agreement will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of Western Digital, and the transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Western Digital and SanDisk in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis, and that any adjustment provided in the Merger Agreement to the Base Cash Consideration included in the Base Merger Consideration or the Alternate Cash Consideration included in the Alternate Merger Consideration will not result in any adjustment to such Base Cash Consideration or Alternate Cash Consideration that is material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Western Digital with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on SanDisk or Western Digital or on the contemplated benefits of the Merger.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid by Western Digital in the proposed Merger and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any class of securities, creditors or other constituencies of Western Digital or the underlying decision by Western Digital to engage in the Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Merger, or any class of such persons relative to the consideration to be paid by Western Digital in the proposed Merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Western Digital’s common stock or SanDisk’s common stock will trade at any future time. In addition, J.P. Morgan expressed no view or opinion as to the Unis Investment, including as to any effects of the Unis Investment on SanDisk, Western Digital or the contemplated benefits of the Merger.

The terms of the Merger Agreement were determined through arm’s length negotiations between Western Digital and SanDisk, and the decision to enter into the Merger Agreement was solely that of Western Digital’s board of directors and SanDisk’s board of directors. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by Western Digital’s board of directors in its evaluation of the proposed Merger and should not be viewed as determinative of the views of Western Digital’s board of directors or management with respect to the proposed Merger or the consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in rendering its opinion. The following is a summary of the material analyses utilized by J.P. Morgan in connection with providing its opinion and does not purport to be a complete description of the analyses or data presented. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of SanDisk with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to SanDisk. The companies selected by J.P. Morgan were:

Semiconductor Peers

•	Intel Corporation

•	Avago Technologies Limited

•	Marvell Technology Group Ltd.

•	Mellanox Technologies, Ltd.

Memory Peer

•	Micron Technology, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of SanDisk. None of the selected companies is identical to SanDisk, and certain of the selected companies may have characteristics that are materially different from those of SanDisk. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect SanDisk.

For each company listed above, and for Western Digital and SanDisk, J.P. Morgan calculated and compared various financial multiples and ratios based on publicly available financial data as of October 19, 2015. Among other calculations, J.P. Morgan calculated for each company, and for Western Digital and SanDisk, the ratio of the price of its common stock to the published equity research analyst estimates of earnings per share for the calendar year 2016 (referred to in this section of this joint proxy statement/prospectus as the “CY2016 P/E Multiple”). The following table represents the results of this analysis:

Company	CY 2016 P/E
Western Digital	10.0x
SanDisk	16.9x
SanDisk (unaffected as of 10/13/2015)	14.5x
Intel	13.0x
Avago	12.4x
Marvell	14.9x
Mellanox	15.4x
Micron	9.3x

Based on the results of this analysis, J.P. Morgan selected a CY2016 P/E Multiple reference range of 12.0x to 15.0x for SanDisk. The multiple reference range was applied to SanDisk’s earnings per share estimate for the calendar year 2016 provided by the management of Western Digital to J.P. Morgan to arrive at an estimated range of equity values for SanDisk’s common stock of approximately $48.00 to $60.25 per share. The values were rounded to the nearest $0.25.

The range of implied equity values per share of SanDisk common stock resulting from this analysis was compared to (i) the closing price of SanDisk common stock of approximately $72.00 on October 19, 2015, (ii) the unaffected closing price of SanDisk common stock of $61.77 on October 13, 2015 (which J.P. Morgan considered to be the last full “unaffected” trading day, as it was the last full trading day before the publication of press reports regarding a potential transaction between Western Digital and SanDisk), and (iii) the implied per share equity value of the Merger Consideration of $86.50, calculated as of October 19, 2015.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for SanDisk’s common stock. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset, and taking into consideration the time value of money with respect to those cash flows by calculating their “present value.” “Unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flows represent unlevered net operating profit after tax, adjusted for depreciation, capital expenditures, changes in net working capital, and certain other expenses as applicable. “Present value” refers to the current value of the cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using an appropriate discount rate and applying a discounting convention that assumes that all cash flows were generated at the midpoint of each period. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

In performing its discounted cash flow analysis of SanDisk, J.P. Morgan considered the stand-alone value of SanDisk and the value of SanDisk in light of the WD Approved Synergies, as reflected in certain internal financial analyses and forecasts prepared by the management of Western Digital relating to SanDisk’s business.

In arriving at the implied fully diluted equity value per share of SanDisk as a stand-alone entity without regard to the WD Approved Synergies, J.P. Morgan calculated the unlevered free cash flows that SanDisk is expected to generate during the 10-year period ending on December 31, 2025 based upon financial projections prepared by Western Digital’s management. J.P. Morgan also calculated a range of terminal values of SanDisk at the end of the 10-year period ending on December 31, 2025 by applying a perpetual growth rate ranging from 2.5% to 3.5% of the unlevered free cash flows of SanDisk during the terminal period of the projections. The unlevered free cash flows and the range of terminal values were then discounted to present values as of December 31, 2015, using a range of discount rates from 11.0% to 13.0%. The discount rate range was based upon J.P. Morgan’s analysis of the weighted average cost of capital of SanDisk.

Based on the foregoing, this analysis indicated a range of implied fully diluted equity values per share of SanDisk common stock of approximately $59.25 – $78.75. The values were rounded to the nearest $0.25.

J.P. Morgan also calculated the implied fully diluted equity value per share of SanDisk with regard to the WD Approved Synergies. In arriving at the implied fully-diluted equity value per share of SanDisk with the WD Approved Synergies from the proposed Merger, J.P. Morgan calculated the unlevered free cash flows that SanDisk, with regard to the WD Approved Synergies, is expected to generate during the 10-year period ending on December 31, 2025 based upon financial projections prepared by Western Digital’s management. J.P. Morgan also calculated a range of terminal values for SanDisk, with regard to the WD Approved Synergies, at the end of the 10-year period ending on December 31, 2025 by applying a perpetual growth rate ranging from 2.5% to 3.5% of the unlevered free cash flows produced by SanDisk, with regard to the WD Approved Synergies, during the terminal period of the projections. The unlevered free cash flows and the range of terminal values were then discounted to present value as of December 31, 2015, using a range of discount rates from 11.0% to 13.0%. The discount rate range was based upon J.P. Morgan’s analysis of the weighted cost of capital of SanDisk.

Based on the foregoing, this analysis indicated a range of implied fully diluted equity values, including the WD Approved Synergies, per share of SanDisk common stock of approximately $98.50 – $130.50. The values were rounded to the nearest $0.25.

The range of implied equity values per share of SanDisk common stock resulting from this analysis, both on a stand-alone basis and with the WD Approved Synergies, was compared to (i) the closing price of SanDisk common stock of approximately $72.00 on October 19, 2015, (ii) the unaffected closing price of SanDisk common stock of $61.77 on October 13, 2015 and (iii) the implied per share equity value of the Merger Consideration of $86.50, calculated as of October 19, 2015.

Selected Transaction Analysis. Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be sufficiently analogous to SanDisk’s business or aspects thereof. For each of the selected transactions, J.P. Morgan calculated and analyzed the ratios of the target’s implied firm value (referred to in this section of this joint proxy statement/prospectus as “FV”), to the target’s estimated EBITDA, adjusted to exclude stock-based compensation, for a forward-looking 12-month period the twelve months immediately following the date the relevant transaction was announced (referred to in this section of this joint proxy statement/prospectus as “NTM Adjusted EBITDA”). The transactions considered and the date each transaction was announced are as follows:

Acquiror	Target	FV/NTM Adjusted EBITDA
Microsemi Corp.	PMC-Sierra Inc.	15.3x
Dialog Semiconductor plc	Atmel Corp.	21.0x
Intel Corp.	Altera Corp.	22.6x
Avago Technologies Ltd.	Broadcom Corp.	12.4x
NXP Semiconductors N.V.	Freescale Semiconductor, Ltd.	13.7x
Qualcomm Inc.	CSR Plc[1]	17.0x
Infineon Technologies AG	International Rectifier Corp.	9.3x
Analog Devices, Inc.	Hittite Microwave Corp.	14.3x
Cobham plc	Aeroflex Holding Corp.	10.7x
Avago Technologies Ltd.	LSI Corporation	14.0x
Broadcom Corp.	NetLogic Microsystems, Inc.	27.5x
Texas Instruments Inc.	National Semiconductor Corp.	10.7x
Qualcomm Inc.	Atheros Communications Inc.	19.0x

Based on the results of this analysis, J.P. Morgan applied a FV/NTM Adjusted EBITDA multiple range of 10.0x to 17.0x to SanDisk’s NTM Adjusted EBITDA estimate provided by the management of Western Digital to J.P. Morgan and arrived at an estimated range of equity values for SanDisk’s common stock of approximately $74.75 to $118.75 per share. The values were rounded to the nearest $0.25.

The range of implied equity values per share of SanDisk common stock resulting from this analysis was compared to (i) the closing price of SanDisk common stock of approximately $72.00 on October 19, 2015, (ii) the unaffected closing price of SanDisk common stock of $61.77 on October 13, 2015 and (iii) the implied per share equity value of the Merger Consideration of $86.50, calculated as of October 19, 2015.

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of SanDisk. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to SanDisk, and none of the selected transactions reviewed was identical to the Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of SanDisk. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to SanDisk and the transactions compared to the Merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Western Digital with respect to the Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Western Digital, SanDisk and the industries in which they operate.

J.P. Morgan received a fee from Western Digital of $3 million for the delivery of its opinion. In addition, Western Digital has agreed to pay J.P. Morgan $19 million payable upon the closing of the Merger for services rendered in connection with the Merger. Western Digital has further agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates had any other material financial advisory or other material commercial or investment banking relationships with SanDisk. J.P. Morgan and its affiliates have had commercial or investment banking relationships with Western Digital for which J.P. Morgan and such affiliates received customary compensation. Such services during the two years preceding the date of J.P. Morgan’s opinion included acting as lead arranger on two of Western Digital’s credit facilities in January 2014. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Western Digital, for which it receives customary compensation or other financial benefits. In addition, at the time of rendering its opinion, J.P. Morgan or its affiliates owned, on a proprietary basis, 0.03% of the outstanding Western Digital common stock and 0.63% of the outstanding SanDisk common stock. Further, J.P. Morgan anticipated that it and its affiliates would arrange and/or provide financing to Western Digital in connection with the Merger for customary compensation. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Western Digital or SanDisk for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Opinion of SanDisk’s Financial Advisor, Goldman Sachs

Goldman Sachs rendered its opinion to SanDisk’s board of directors that, as of October 21, 2015 and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid to the holders (other than Western Digital and its affiliates) of shares of SanDisk common stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 21, 2015, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D. Goldman Sachs provided its opinion for the information and assistance of SanDisk’s board of directors in connection with its consideration of the Merger. The Goldman Sachs opinion is not a recommendation as to how any holder of SanDisk common stock should vote with respect to the Merger, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	that stock purchase agreement, dated as of September 29, 2015, by and among Western Digital, Unisplendour Corporation Limited and Unis Union Information System Ltd.;

•	annual reports to stockholders and Annual Reports on Form 10 K of SanDisk and Western Digital for the five fiscal years ended December 28, 2014 and June 30, 2015, respectively;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of SanDisk and Western Digital;

•	certain other communications from SanDisk and Western Digital to their respective stockholders;

•	certain publicly available research analyst reports for SanDisk and Western Digital; and

•	certain internal financial analyses and forecasts for SanDisk prepared by its management and for Western Digital prepared by its management, in each case, as approved for Goldman Sachs’ use by SanDisk, which are referred to as the “SanDisk Approved Forecasts”, including certain operating synergies projected by the managements of SanDisk and Western Digital to result from the Merger, as approved for Goldman Sachs’ use by SanDisk, which are referred to as the “SanDisk Approved Synergies.” In the case of the financial analyses and forecasts prepared by Western Digital, such financial analyses and forecasts were adjusted by SanDisk prior to providing them to Goldman Sachs for its use. For more information regarding financial analyses and forecasts provided to Goldman Sachs, see “—SanDisk Unaudited Prospective Financial Information”).

Goldman Sachs also held discussions with members of the senior managements of SanDisk and Western Digital regarding their assessment of the strategic rationale for, and the potential benefits of, the Merger and the past and current business operations, financial condition, and future prospects of Western Digital and with the members of the senior management of SanDisk regarding their assessment of the past and current business operations, financial condition and future prospects of SanDisk; reviewed the reported price and trading activity for SanDisk common stock and Western Digital common stock; compared certain financial and stock market information for SanDisk and Western Digital with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the semiconductor industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with SanDisk’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with SanDisk’s consent that the SanDisk Approved Forecasts, including the SanDisk Approved Synergies, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of SanDisk. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of SanDisk, Western Digital or any of their respective subsidiaries. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on SanDisk or Western Digital or on the expected benefits of the Merger in any way meaningful to its analysis. Goldman Sachs has also assumed that the Merger will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of SanDisk to engage in the Merger or the relative merits of the Merger as compared to any strategic alternatives that may be available to SanDisk; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Western Digital and its affiliates) of SanDisk common stock, as of the date of the opinion, of the Merger Consideration to be paid to the holders (other than Western Digital and its affiliates) of SanDisk common stock pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Merger or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger, including the Unis Investment (as defined in the Merger Agreement), the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of SanDisk; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of SanDisk, or class of such persons, in connection with the Merger, whether relative to the Merger Consideration to be paid to the holders (other than Western Digital and its affiliates) of SanDisk common stock pursuant to the Merger Agreement or otherwise. Goldman Sachs does not express any opinion as to the prices at which shares of Western Digital common stock will trade at any time or as to the impact of the Merger on the solvency or viability of SanDisk or Western Digital or the ability of SanDisk or Western Digital to pay their respective obligations when they come due. In addition, Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ advisory services and the opinion expressed in the opinion are provided for the information and assistance of SanDisk’s board of directors in connection with its consideration of the Merger and such opinion does not constitute a recommendation as to how any holder of SanDisk common stock should vote with respect to the Merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the board of directors of SanDisk in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 19, 2015, the second to last trading day before the public announcement of the Merger, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis

Goldman Sachs analyzed the implied value of the consideration to be paid to holders of SanDisk common stock pursuant to the Merger Agreement of $86.50 in relation to (1) the closing stock price on October 19, 2015 and the associated 30-day prior average closing stock price, 90-day prior average closing stock price, six-month prior average closing stock price and one-year prior average closing stock price and (2) the closing stock price as of the undisturbed date (September 29, 2015, the day prior to public announcement by Western Digital of its investment from Unisplendour) and the associated 30-day prior average closing stock price, 90-day prior average closing stock price, six-month prior average closing stock price and one-year prior average closing stock price. The implied value of the per share consideration for each share of SanDisk common stock represents the sum of $85.10, the cash portion of the Merger Consideration, plus 0.0176 shares of Western Digital common stock, the stock portion of the Merger Consideration, which based on the five-day volume-weighted average price of $79.60 as of October 19, 2015 for Western Digital common stock results in an implied value of consideration to SanDisk common stockholders of $86.50 (which was also the implied value based on such methodology of the Alternate Merger Consideration of $67.50 in cash and 0.2387 shares of Western Digital common stock).

This analysis indicated that the implied value of the consideration per share to be paid to SanDisk stockholders pursuant to the Merger Agreement represented:

•	a premium of 20.1% based on the closing stock price on October 19, 2015;

•	a premium of 46.6% based on the 30-day average closing stock price as of October 19, 2015;

•	a premium of 51.8% based on the 90-day average closing stock price as of October 19, 2015;

•	a premium of 42.7% based on the six-month average closing stock price as of October 19, 2015;

•	a premium of 17.8% based on the one-year average closing stock price as of October 19, 2015;

•	a premium of 76.2% based on the closing stock price as of September 29, 2015;

•	a premium of 62.5% based on the 30-day average closing stock price as of September 29, 2015;

•	a premium of 56.2% based on the 90-day average closing stock price as of September 29, 2015;

•	a premium of 41.5% based on the six-month average closing stock price as of September 29, 2015; and

•	a premium of 15.4% based on the one-year average closing stock price as of September 29, 2015.

Illustrative Present Value of Future Share Price Analysis

Goldman Sachs performed an illustrative analysis of the implied present value of the future value per share of SanDisk common stock, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of estimated future earnings and assumed price to future earnings per share multiple for both SanDisk standalone and Western Digital taking into account consummation of the Merger (the latter for the purpose of implying an illustrative range of the per share Merger Consideration based on the Alternate Merger Consideration).

SanDisk Standalone. Goldman Sachs calculated the implied values per share of SanDisk common stock as of January 1 for each of the calendar years 2016 through 2020, by applying illustrative price to one-year forward earnings multiples of 13.0x to 16.0x to non-GAAP earnings per share estimates for SanDisk for each of the calendar years 2016 through 2020 set forth in the SanDisk Approved Forecasts, and then discounted the sum of (i) these theoretical future values of SanDisk common stock plus (ii) per share dividends forecasted by SanDisk management, to present values as of September 30, 2015, using an illustrative range of discount rates of 14.0% to 17.0%, reflecting an estimate of SanDisk’s cost of equity, to derive an illustrative range of implied present values per share of SanDisk common stock of $55 to $84.

Pro Forma Combined Company. Goldman Sachs then performed a similar illustrative analysis, using the SanDisk Approved Forecasts and the SanDisk Approved Synergies, of the implied present value of the future value per share of Western Digital, taking into account consummation of the Merger for the purpose of implying an illustrative range of the value of the per share Merger Consideration based on the Alternate Merger Consideration. The analysis added i) the cash received of $67.50 per share, undiscounted and ii) the present value of Western Digital shares of common stock and dividend payments to be received by SanDisk stockholders forecasted by SanDisk management, taking into account the consummation of the Merger (based upon the Alternate Merger Consideration). Goldman Sachs calculated the implied values per share of Western Digital common stock (assuming consummation of the Merger) as of January 1 for each of the calendar years 2016 through 2020, by applying illustrative price to one-year forward earnings multiples of 11.0x to 13.0x to non-GAAP earnings per share estimates (including stock-based compensation) for Western Digital, taking into account consummation of the Merger, for each of the calendar years 2016 through 2020 using the SanDisk Approved Forecasts (which forecasts for the pro forma combined company took into account the SanDisk Approved Synergies). Goldman Sachs then discounted the sum of (i) these theoretical future values of Western Digital common stock plus (ii) forecasted per share dividends to present values as of September 30, 2015, using an illustrative range of discount rates of 13.0% to 15.0%, reflecting an estimate of Western Digital’s cost of equity, taking into account consummation of the Merger, to derive an illustrative range of present values per share of Western Digital common stock. The combination of both cash received and the present value of Western Digital common stock and dividends assuming consummation of the Merger implied an illustrative range of values of Merger Consideration (based on the Alternate Merger Consideration) per share of SanDisk common stock of $83 to $93.

Illustrative Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative analysis of the implied present value of discounted cash flows for both SanDisk standalone and Western Digital, taking into account consummation of the Merger (the latter for the purpose of implying an illustrative range of the per share Merger Consideration based on the Alternate Merger Consideration).

SanDisk Standalone. Goldman Sachs performed an illustrative discounted cash flow analysis on SanDisk. Using discount rates ranging from 14.0% to 17.0%, reflecting estimates of SanDisk’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2015, (i) estimates of the unlevered free cash flow to be generated by SanDisk during the period from the last quarter of calendar year 2015 through calendar year 2023 reflected in the SanDisk Approved Forecasts, and (ii) a range of illustrative terminal values for SanDisk as of December 31, 2023 calculated by applying perpetuity growth rates ranging from 2.5% to 4.5% to a terminal year estimate of the unlevered free cash flow to be generated by SanDisk as reflected in the SanDisk Approved Forecasts. Goldman Sachs derived ranges of illustrative enterprise values for SanDisk by adding the ranges of present values it derived based on the estimated unlevered free cash flows of SanDisk for the period from the last quarter of calendar year 2015 through calendar year 2023 to the ranges of present values it derived based on the illustrative terminal values for SanDisk as of December 31, 2023. Goldman Sachs added to the range of illustrative enterprise values it derived for SanDisk the amount of net cash (cash, cash equivalents and marketable securities of SanDisk as of September 30, 2015 less the principal value of debt) in each case, as provided by SanDisk management, to derive a range of illustrative equity values for SanDisk as of September 30,

2015. Goldman Sachs then divided the range of illustrative equity values it derived by an implied number of fully diluted outstanding shares of SanDisk common stock (calculated on a treasury method basis), based on information provided by SanDisk management, to derive a range of illustrative present values per share of SanDisk common stock ranging from $43.59 to $59.85.

Pro Forma Combined Company. Goldman Sachs then performed a similar illustrative discounted cash flow analysis on Western Digital, taking into account the Merger, based on the SanDisk Approved Forecasts and the SanDisk Approved Synergies. The analysis added i) the cash received of $67.50 per share, undiscounted and ii) the present value per share of unlevered free cash flow to be generated by Western Digital, taking into account the consummation of the Merger (based upon the Alternate Merger Consideration). Using discount rates ranging from 12.0% to 14.0%, reflecting estimates of Western Digital’s weighted average cost of capital taking into account consummation of the Merger, Goldman Sachs discounted to present value as of September 30, 2015, (i) estimates of the unlevered free cash flow to be generated by Western Digital during the last quarter of calendar year 2015 through calendar year 2020 reflected in the SanDisk Approved Forecasts (which forecasts for the pro forma combined company took into account the SanDisk Approved Synergies), and (ii) a range of illustrative terminal values for Western Digital as of December 31, 2020 calculated by applying perpetuity growth rates ranging from 1.5% to 3.5% to a terminal year estimate of the unlevered free cash flow to be generated by Western Digital taking into account consummation of the Merger as reflected in the SanDisk Approved Forecasts. Goldman Sachs subtracted from the range of illustrative enterprise values it derived for Western Digital, taking into account consummation of the Merger, an estimate provided by SanDisk management of the amount of net debt taking into account the debt issued and cash utilized to fund the Merger Consideration in combination with the cash and debt of SanDisk and Western Digital as of September 30, 2015 to derive a range of illustrative equity values for Western Digital. Goldman Sachs then divided the range of illustrative equity values it derived by an implied number of fully diluted outstanding shares of Western Digital common stock (calculated on a treasury method basis based on information provided by Western Digital and SanDisk management), taking into account the consummation of the Merger, to derive a range of illustrative present values per Western Digital common stock, which range was multiplied by the exchange ratio and then added to the cash consideration to imply an illustrative range of present values of the Merger Consideration (based on the Alternate Merger Consideration) per share of SanDisk common stock of $80.41 to $89.09.

Selected Transactions Analysis

Goldman Sachs analyzed certain information relating to the following selected transactions in the semiconductor industry since April 2011. For each of the selected transactions, Goldman Sachs calculated and compared aggregate equity consideration as a multiple of the then forward fiscal year’s net income (excluding stock based compensation expense), and the offer price premium over undisturbed stock price. For purposes of this analysis, forward fiscal year represents (1) the next fiscal year if the target is more than half way through the current fiscal year as of the date of announcement; and (2) the current fiscal year if the target is less than half way through the current fiscal year as of the date of announcement. While none of the companies that participated in the selected transactions are directly comparable to SanDisk, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of SanDisk’s results, market size and product profile.

The applicable information from these transactions is summarized as follows:

Announce Date	Acquirer	Target
6/1/2015	Intel Corporation	Altera Corporation
5/27/2015	Avago Technologies Limited	Broadcom Corporation
8/20/2014	Infineon Technologies AG	International Rectifier Corporation
8/14/2014	Hua Capital Management Co., Ltd.	OmniVision Technologies, Inc.
12/16/2013	Avago Technologies Limited	LSI Corporation
4/4/2011	Texas Instruments Corporation	National Semiconductor Corporation

	Premium over Undisturbed	Forward Fiscal Year Multiple Net Income (Excl. SBC)
High	77.7%	36.2x
Average	44.5%	21.4x
Median	45.8%	18.0x
Low	17.9%	16.6x

Goldman Sachs applied an illustrative range of forward price/earnings ratios of 16x to 20x to SanDisk’s calendar year 2016 non-GAAP earnings per share, using the SanDisk Approved Forecasts, and these calculations yielded a range of illustrative implied prices per share of $68 to $85.

Goldman Sachs applied an illustrative range of one day premia (based on an undisturbed share price) of 25% to 55% to SanDisk’s closing stock price on September 29, 2015 (the day prior to public announcement by Western Digital of its investment from Unisplendour), and these calculations yielded a range of illustrative implied prices per share of $61 to $76.

Premia Analysis

Using information obtained from Thomson Reuters, Goldman Sachs reviewed and analyzed the acquisition premia for certain publicly disclosed transactions since 2010 with a transaction value of between $100 million and $5 billion in which a majority stake was acquired, excluding any transaction with a premium in excess of 150%, calculated relative to (i) the target’s closing share price one day prior to announcement, (ii) one week prior to announcement and (iii) four weeks prior to announcement. Using such data, Goldman Sachs calculated the average and median acquisition premia for these selected transactions as 30.7% and 30.0%, respectively, for the one day premia, 32.1% and 29.6%, respectively, for the one week premia and 35.2% and 31.9%, respectively, for the four week premia. Within this set of publicly disclosed transactions, Goldman Sachs also calculated the average and median acquisition premia for technology transactions, all-cash transactions, and all-stock transactions. For technology transactions, Goldman Sachs calculated the average and median acquisition premia as 35.6% and 33.4%, respectively, for the one day premia, 37.2% and 36.7%, respectively, for the one week premia and 39.9% and 35.9%, respectively, for the four week premia. For all-cash transactions, Goldman Sachs calculated the average and median acquisition premia as 34.7% and 32.4%, respectively, for the one day premia, 36.3% and 33.0%, respectively, for the one week premia and 39.4% and 35.0%, respectively, for the four week premia. For all-stock transactions, Goldman Sachs calculated the average and median acquisition premia as 20.5% and 16.9%, respectively, for the one day premia, 20.5% and 15.4%, respectively, for the one week premia and 23.9% and 16.4%, respectively, for the four week premia.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to SanDisk or Western Digital or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to SanDisk’s board of directors as to the fairness from a financial point of view of the Merger Consideration to be paid to the holders (other than Western Digital and its affiliates) of SanDisk common stock pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of SanDisk, Western Digital, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasted.

The Merger Consideration was determined through arm’s-length negotiations between SanDisk and Western Digital and was approved by SanDisk’s board of directors. Goldman Sachs provided advice to SanDisk during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to SanDisk or SanDisk’s board of directors or that any specific amount of consideration constituted the only appropriate consideration for the Merger.

As described above, Goldman Sachs’ opinion to SanDisk’s board of directors was one of many factors taken into consideration by SanDisk’s board of directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex D.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of SanDisk, Western Digital, any of their respective affiliates and third parties, including Unisplendour, which is the potential investor in Western Digital in connection with the Unis Investment (as defined in the Merger Agreement), or any currency or commodity that may be involved in the transaction contemplated by the Merger Agreement for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to SanDisk in connection with, and participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. Goldman Sachs has provided certain financial advisory and/or underwriting services to SanDisk and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as (i) lead manager with respect to a public offering of SanDisk’s 2020 Convertible Notes in October 2013 and (ii) SanDisk’s financial advisor in connection with the acquisition of Fusion-io in July 2014. During the two year period ended October 20, 2015, the Investment Banking Division of Goldman Sachs has received compensation for financial advisory and/or underwriting services provided to SanDisk and/or its affiliates of approximately $23.4 million. During the two year period ended October 20, 2015, Goldman Sachs has not been engaged by Western Digital or its affiliates to provide financial advisory or underwriting services for which the Investment Banking Division of Goldman Sachs has received compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to SanDisk, Western Digital, Unisplendour and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

Concurrently with the issuance and public offer of SanDisk’s 2017 Convertible Notes and 2020 Convertible Notes (with respect to both of which Goldman Sachs served as lead manager of the public offering), SanDisk entered into Call Spread Transactions with Goldman Sachs, acting as principal for its own account, with respect to 50% of the 2017 Call Spread Transactions and 20% of the 2020 Call Spread Transactions, and with other counterparties with respect to the remainder of the Call Spread Transactions. The 2017 Call Spread Transactions consisted of the purchase by SanDisk of call options with respect to all of the $1,000,000,000 aggregate principal amount of 2017 Convertible Notes (which were convertible into an aggregate of approximately 19.1 million shares of SanDisk common stock as of the date of issuance of the 2017 Convertible Notes) and having an initial strike price equal to the initial conversion price of the 2017 Convertible Notes of approximately $52.37, and the sale by SanDisk of warrants with respect to the same number of shares of SanDisk common stock that underlie the 2017 Convertible Notes and having an initial strike price of approximately $73.33. The 2020 Call Spread Transactions consisted of the purchase by SanDisk of call options with respect to all of the $1,500,000,000 initial aggregate principal amount of the 2020 Convertible Notes (which were convertible into an aggregate of approximately 16.3 million shares of SanDisk common stock as of the date of issuance of the 2020 Convertible Notes) and having an initial strike price equal to the initial conversion price of the 2020 Convertible Notes of approximately $92.19, and the sale by SanDisk of warrants with respect to the same number of shares of SanDisk common stock that underlie the 2020 Convertible Notes and having an initial strike price of approximately $122.92. Except for the portion of the 2017 Bond Hedge Transactions relating to approximately $3 million principal amount of 2017 Convertible Notes that were exercised due to early conversions by convertible note investors, all of the 2017 Bond Hedge Transactions and the 2020 Bond Hedge Transactions remain outstanding. For a more detailed description of the Call Spread Transactions, see “Summary—Effect of the Merger on SanDisk’s Bond Hedge Transactions and Warrant Transactions.”

As a result of the Call Spread Transactions, Goldman Sachs has exposure to market fluctuations in the price of SanDisk common stock. Goldman Sachs’ ordinary practice is to hedge its net market exposure to the price of the common stock underlying private derivative transactions with issuers of such common stock such as the Call Spread Transactions. In connection with the Call Spread Transactions, Goldman Sachs and its affiliates have engaged, and will continue to engage, in hedging and other market transactions (which may include purchasing or selling SanDisk common stock and the entering into or unwinding of various derivative transactions with respect to SanDisk common stock) that are generally intended to substantially neutralize Goldman Sachs’ risk exposure as a result of the Call Spread Transactions. At the close of business on December 10, 2015, Goldman Sachs hedge positions in respect of the Call Spread Transactions included approximately 235 million shares of SanDisk common stock, as well as other over-the-counter derivative transactions with third parties referencing SanDisk securities. Goldman Sachs is expected to continue to engage in hedging activities in accordance with applicable law to mitigate its exposure to market fluctuations in the price of SanDisk common stock resulting from the Call Spread Transactions. Such hedging activity has been, and will be, at Goldman Sachs’ own risk and may result in a gain or loss to Goldman Sachs that may be greater than or less than the contractual benefit to Goldman Sachs under the Call Spread Transactions. The amount of any such gain or loss will not be known until the Bond Hedge Transactions and Warrant Transactions have been exercised, expired or terminated in accordance with their terms and Goldman Sachs and its affiliates have completed all of their unwind activities. In accordance with industry practice, Goldman Sachs maintains customary institutional information barriers reasonably designed to prevent the unauthorized disclosure of confidential information by personnel in its Investment Banking Division to the personnel in its Securities Division who are undertaking these hedging and other market transactions.

The Bond Hedge Transactions with Goldman Sachs generally require Goldman Sachs to deliver to SanDisk (i) in respect of each 2017 Convertible Note that is surrendered for conversion, 50% of the number of shares of SanDisk common stock that SanDisk is required to deliver under the terms of the Indenture governing the 2017 Convertible Notes (except that the calculation of the number of shares deliverable under the 2017 Bond Hedge Transactions will not incorporate the temporary increase in the conversion rate of the 2017 Convertible Notes in connection with the Merger) based on the current conversion price of approximately $50.68 per share of SanDisk common stock, with the other counterparty to the 2017 Bond Hedge Transactions required to deliver to SanDisk the other 50% of such shares and (ii) in respect of each 2020 Convertible Note that is surrendered for conversion, 20% of the number of shares of SanDisk common stock that SanDisk is required to deliver under the terms of the Indenture governing the 2020 Convertible Notes (except that the calculation of the number of shares deliverable under the 2020 Bond Hedge Transactions will not incorporate the temporary increase in the conversion rate of the 2020 Convertible Notes in connection with the Merger) based on the current conversion price of approximately $91.74 per share of SanDisk common stock, with the other counterparties to the 2020 Bond Hedge Transactions required to deliver to SanDisk the other 80% of such shares.

Goldman Sachs purchased warrants with respect to initially approximately 9.5 million shares of SanDisk common stock from SanDisk with an initial strike price of approximately $73.33 per share as part of the 2017 Call Spread Transaction and warrants with respect to initially approximately 3.3 million shares of SanDisk common stock from SanDisk with an initial strike price of approximately $122.92 as part of the 2020 Call Spread Transaction. These Warrant Transactions are settled on a cashless basis and automatically exercised in approximately equal installments over a series of expiration dates in 2017-2018 and 2021, respectively. Under the terms of the Warrant Transactions, Goldman Sachs would be entitled to receive from SanDisk a cash payment equal to the value of the Warrant Transactions with Goldman Sachs that terminate in connection with the Merger Agreement and the Merger. If not otherwise agreed between SanDisk and Goldman Sachs, the amount payable under the terminated Warrant Transactions with Goldman Sachs will be determined by Goldman Sachs in good faith and a commercially reasonable manner as calculation agent with respect to such transactions. Goldman Sachs and SanDisk are currently discussing potential amendments to the terms of their Call Spread Transactions (including as to the timing of the termination of the warrant transactions), but there can be no assurance that any agreement will be reached by the parties to modify the terms of the Warrant Transactions.

If the Merger closes, the holders of the Convertible Notes would be expected to exercise the right to convert their notes in accordance with their terms at a temporarily increased conversion rate shortly following the closing of the Merger (although the holders’ actual decisions will depend upon their judgments based on the prevailing market conditions). If the Merger is consummated and the 2017 Convertible Note holders so convert their notes, the 2017 Bond Hedge Transactions would be exercised based on the then-current conversion rate in the 2017 Convertible Notes (without incorporating the temporary increase in the conversion rate of the 2017 Convertible Notes). If the 2020 Convertible Note holders convert their notes in connection with the consummation of the Merger, the 2020 Bond Hedge Transactions would also be exercised. However, because the Merger Consideration is less than the current strike price under the 2020 Bond Hedge Transactions and because such transactions do not incorporate the temporary increase in the conversion rate of the 2020 Convertible Notes, no payment or delivery would be owed by Goldman Sachs in connection with the exercised 2020 Bond Hedge Transactions corresponding to any such conversions. Although it is expected that holders of the 2017 Convertible Notes and 2020 Convertible Notes will convert their notes in connection with the consummation of the Merger, if the holders do not convert their notes or require SanDisk to buy back their notes the corresponding portions of the Bond Hedge Transactions will remain outstanding.

Goldman Sachs estimates that, if the Merger was to be consummated on December 10, 2015, and assuming that the Unis Investment closes prior to such time, the net amount payable by SanDisk to Goldman Sachs under Goldman Sachs’ portion of the Call Spread Transactions would be approximately $15.8 million. Goldman Sachs has advised SanDisk that, assuming the Merger was to be consummated on December 10, 2015, and assuming that the Unis Investment closes prior to such time, and taking into account Goldman Sachs’ customary hedging practices in connection with the Call Spread Transactions as described above, Goldman Sachs estimates it would realize a gain net of approximately $163 million in respect of the Call Spread Transactions as a result of the Merger, however, the amount of any gain or loss will not be known until the Bond Hedge Transactions and Warrant Transactions have been exercised, expired or terminated in accordance with their terms and Goldman Sachs has completed all of its unwind activities. The differences between this estimate and the estimates provided to SanDisk in the Call Spread Presentations (as discussed below) result from a number of factors, including the actual trading price of SanDisk stock and the actual hedge positions of Goldman Sachs, as well as differences in other market conditions, as compared to those assumed for purposes of the Call Spread Presentations.

Unless otherwise agreed by the parties, each of the foregoing amounts will vary depending on a number of factors, including the actual closing date of the Merger, the values of the Bond Hedge Transactions and Warrant Transactions, the actual conversion date(s) for the Convertible Notes, and market conditions (including stock prices, interest rates and volatility) at the time of conversion, termination, or settlement and may be significantly different from the amount described above. As the factors affecting the amount of these payments change, and as Goldman Sachs has hedged its position under the portion of the Call Spread Transactions for which it is a party, the consummation of the Merger could result in payments to or from Goldman Sachs that are greater than, equal to, or less than the amount of the payments that would have been received or paid by Goldman Sachs upon exercise, expiration or termination of the Call Spread Transactions in the absence of the Merger.

In connection with the delivery of its fairness opinion and as described in the section entitled “—Background of the Merger,” Goldman Sachs provided to SanDisk’s management and SanDisk’s board of

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directors information regarding the potential impact of the Merger on the Call Spread Transactions and its theoretical expected hedge position related thereto based on ordinary practice on July 31, 2015 (the “Call Spread Presentation”), updated information on the Call Spread Transactions on October 1, 2015, and updated estimates on October 14, 2015 and October 19, 2015. The Call Spread Presentation and updated estimates included preliminary estimates by Goldman Sachs’ Investment Banking Division based on theoretical models (without consulting with personnel in Goldman Sachs’ Securities Division who directly manage the Call Spread Transactions and related hedging activity, because of institutional information barriers) on the Call Spread Transactions for certain specified dates and a range of deal premia and volatility assumptions. Using a Black-Scholes based option pricing model that Goldman Sachs uses in the ordinary course of its business with specified assumptions for announcement date, deal consideration and volatility, the Call Spread Presentation generally showed, for the 2017 Call Spread Transactions and the 2020 Call Spread Transactions in the aggregate, that within the assumed ranges of premium levels, volatility levels and deal dates, and based on the related sets of assumptions, Goldman Sachs expected to accrue greater gains at higher premium levels, higher volatility levels, and sooner deal dates.

SanDisk’s board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger. Pursuant to a letter agreement dated August 25, 2015, SanDisk engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. The engagement letter between SanDisk and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement and assuming that the Unis Investment is closed prior to the Effective Time of the Merger, at approximately $43.0 million, approximately $7.1 million of which was paid in connection with the announcement of the transaction, and the remainder of which is contingent upon consummation of the Merger. In addition, SanDisk has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Unaudited Prospective Financial Information

Western Digital Unaudited Prospective Financial Information

Western Digital does not normally publicly disclose long-term projections as to future revenue, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the evaluation of the Merger, Western Digital provided SanDisk and its financial advisor with certain non-public, unaudited financial forecasts relating to Western Digital that were prepared by management of Western Digital (the “Western Digital Management Projections”). The projections for fiscal years 2015 through 2020 were prepared as part of Western Digital’s annual strategic planning process and were provided to SanDisk and its financial advisor. Also, Western Digital provided to its financial advisors certain non-public unaudited financial forecasts relating to SanDisk that were provided by SanDisk and as adjusted by Western Digital for the calendar years 2015 through 2020 (the “Adjusted SanDisk Management Projections”). In addition, Western Digital developed and provided projections relating to the anticipated synergies for the fiscal years 2017 through 2020 that would result from the Merger to its financial advisors ( the “Western Digital Management Synergy Projections” and together with the Western Digital Management Projections and Adjusted SanDisk Projections, and any other materials referring to or derived from such projections, the “Western Digital Unaudited Prospective Financial Information”). A summary of the Western Digital Unaudited Prospective Financial Information is included in the tables below.

The Western Digital Unaudited Prospective Financial Information was not prepared with a view toward public disclosure and Western Digital, SanDisk and their respective advisors do not endorse the Western Digital Unaudited Prospective Financial Information as a reliable indication of future results, and they do not make any representation to readers of this document concerning the ultimate performance of Western Digital or the combined company compared to the Western Digital Unaudited Prospective Financial Information. Western

Digital is including the Western Digital Unaudited Prospective Financial Information in this document solely because they were among the financial information made available to Western Digital’s advisors, SanDisk and

132.1

SanDisk’s financial advisor in connection with their evaluation of the Merger, and not to influence your decision on how to vote on any proposal. The Western Digital Unaudited Prospective Financial Information was prepared based on estimates and assumptions made by Western Digital’s management at the time of its preparation and speak only as of such times, as applicable. Please read carefully, the section entitled “—Important Information About the Unaudited Prospective Financial Information” below.

Financial Forecasts Provided by Western Digital Related to Western Digital

The following table presents a summary of the Western Digital Management Projections that Western Digital made available to SanDisk and its financial advisor for purposes of its financial analyses and opinion:

	($ in millions)
	FY2016E	FY2017E	FY2018E	FY2019E	FY2020E
Revenue	$13,811	$14,221	$14,603	$15,223	$15,472
EBITDA (1)	$2,867	$2,971	$3,078	$3,283	$3,429

(1)	“EBITDA” is a non-GAAP measure of estimated earnings before interest, taxes, depreciation and amortization.

Financial Forecasts Provided by Western Digital Related to the Adjusted SanDisk Management Projections

The following table presents a summary of the Adjusted SanDisk Management Projections that Western Digital made available to Western Digital’s financial advisors, and that Western Digital’s financial advisors used, with Western Digital’s approval, for purposes of their respective financial analyses and fairness opinion:

	($ in millions)
	CY2016E	CY2017E	CY2018E	CY2019E	CY2020E
Revenue	$6,161	$7,015	$7,836	$8,605	$10,260
EBITDA (1)	$1,511	$1,731	$1,981	$2,091	$2,559
EBIT (2)	$1,150	$1,323	$1,516	$1,679	$2,107

(1)	“EBITDA” is a non-GAAP measure of estimated earnings before interest, taxes, depreciation and amortization.
(2)	“EBIT” is a non-GAAP measure of estimated earnings before interest and taxes.

Financial Forecasts Provided by Western Digital Related to Anticipated Synergies

The following table presents a summary of the Western Digital Management Synergy Projections that Western Digital made available to Western Digital’s financial advisors, and that Western Digital’s financial advisors used, with Western Digital’s approval, for purposes of their respective financial analyses and fairness opinion:

	($ in millions)
	FY2017E	FY2018E	FY2019E	FY2020E
Total Impact of Anticipated Synergies on Operating Income	$337	$659	$1,011	$1,072

SanDisk Unaudited Prospective Financial Information

Financial Forecasts Related to SanDisk

SanDisk does not normally publicly disclose long-term projections as to future revenue, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the evaluation of the Merger, SanDisk provided the SanDisk board of directors, Western Digital and their respective advisors with certain non-public, unaudited non-GAAP stand-alone financial forecasts that were prepared by management of SanDisk and which were not prepared with a view to public disclosure. A summary of such unaudited non-GAAP prospective financial information (the “SanDisk Management Projections”) is included in the tables below. The projections for FY 2015 through FY 2018 were prepared as part of SanDisk’s annual strategic planning process in the summer of 2015 and were provided to the SanDisk board of directors in late August 2015, and to Western Digital and its advisors in early September 2015, with subsequent adjustments in October 2015. In addition, projections for FY 2019 through FY 2023 were prepared at the request of Goldman Sachs in the form of extrapolation from FY 2018 (and not as a part of the annual strategic planning process) in order to provide a basis for longer term discounted cash flow analysis, and the projection for these fiscal years (in addition to FY 2016 through FY 2018) were provided to Goldman Sachs and the SanDisk board of directors in late August 2015. SanDisk Management Projections, SanDisk’s Adjusted Western Digital Projections (described below) and SanDisk’s Combined Western Digital and SanDisk Management Projections (described below) (together, the “SanDisk Unaudited Prospective Financial Information”) are not a reliable indication of future results, and SanDisk, Western Digital and their respective management teams and advisors do not endorse the projections as such, and they do not make any representation to readers of this document concerning the ultimate performance of SanDisk, Western Digital or the combined company compared to the SanDisk Unaudited Prospective Financial Information. SanDisk is including the SanDisk Unaudited Prospective Financial Information in this document solely because it was among the financial information made available to the SanDisk board of directors, Goldman Sachs, Western Digital and its advisors in connection with their evaluation of the Merger, and not to influence your decision on how to vote on any proposal. The SanDisk Unaudited Prospective Financial Information was prepared based on estimates and assumptions made by management at the respective times of their preparation and speak only as of such times, as applicable. Please read carefully the section entitled “—Important Information About the Unaudited Prospective Financial Information” below.

The following table summarizes the SanDisk Management Projections, as used by the SanDisk board of directors for purposes of its consideration of the Merger and approved by SanDisk for Goldman Sachs’ use and reliance for purposes of their financial analysis and opinion:

	Fiscal Year (1)
	Strategic Planning Forecast				Forecast Extrapolation
	SanDisk FY 2015E	SanDisk FY 2016E	SanDisk FY 2017E	SanDisk FY 2018E	SanDisk FY 2019E	SanDisk FY 2020E	SanDisk FY 2021E	SanDisk FY 2022E	SanDisk FY 2023E
	($ In millions, except for percentages)
Revenue	$5,543	$6,178	$6,752	$7,450	$8,015	$8,673	$9,310	$9,789	$10,176
Non-GAAP Operating Income % (2)	18%	20%	22%	25%	25%	26%	26%	26%	26%
Non-GAAP Net Income (3)	$710	$839	$1,057	$1,345	$1,519	$1,706	$1,808	$1,896	$1,968
Unlevered Free Cash Flow (4)	$178	$735	$584	$954	$961	$1,254	$1,357	$1,425	$1,541

(1)	SanDisk’s fiscal year end is on the Sunday nearest December 31.
(2)	“Non-GAAP Operating Income” is a non-GAAP measure of estimated earnings from operations before interest income, interest expense, other non-operating expense (income) and income taxes, which excludes share-based compensation, amortization of acquisition-related intangible assets and impairment of acquisition-related intangible assets, and is exclusive of any transaction, legal, employee-related or other costs related to the Western Digital acquisition of SanDisk.
(3)

“Non-GAAP Net Income” is a non-GAAP measure of net income adjusted to exclude share-based compensation, amortization of acquisition-related intangible assets, impairment of acquisition-related intangible assets, convertible debt non-cash economic interest expense and related income tax adjustments.

Non-GAAP Net Income is also exclusive of any transaction, legal, employee-related or other costs related to the Western Digital acquisition of SanDisk.
(4)	Unlevered Free Cash Flow was calculated by Goldman Sachs from certain prospective financial information using earnings before interest and taxes, adding (a) depreciation and amortization and (b) changes in working capital, and subtracting (a) taxes, (b) capital expenditures and net investments in Flash Ventures and (c) stock based compensation and others, in each case, as provided and approved for Goldman Sachs’ use by SanDisk management. Net working capital includes accounts receivables, inventories, other current assets, accounts payable, accrued liabilities, and deferred income on shipments to distributors, and certain non-current liabilities. SanDisk unlevered free cash flow is also exclusive of any transaction, legal, employee-related or other costs related to the Western Digital acquisition of SanDisk.

Financial Forecasts Provided by SanDisk Related to Western Digital’s Management Projections

In connection with the discussions regarding the proposed Merger, SanDisk adjusted the Western Digital Management Projections (“SanDisk’s Adjusted Western Digital Projections”) for the calendar years 2016 through 2020. SanDisk is including the SanDisk’s Adjusted Western Digital Projections in this document solely because they were among the financial information made available to the SanDisk board of directors and Goldman Sachs in connection with their evaluation of the Merger, and not to influence your decision on how to vote on any proposal. Please read carefully the section entitled “—Important Information About the Unaudited Prospective Financial Information” below.

The following table summarizes SanDisk’s Adjusted Western Digital Projections provided by SanDisk for Goldman Sachs’s use and reliance for purposes of their financial analyses and opinion:

	Calendar Years
	Western Digital CY 2016E	Western Digital CY 2017E	Western Digital CY 2018E	Western Digital CY 2019E	Western Digital CY 2020E
	(In millions, except for percentages)
Revenue	$13,289	$13,006	$12,697	$12,390	$12,297
Non-GAAP Operating Income % (1)	14%	14%	16%	17%	18%
Non-GAAP Net Income (2)	$1,594	$1,547	$1,615	$1,621	$1,597

(1)	“Non-GAAP Operating Income” is a non-GAAP measure of estimated earnings from operations before interest income, interest expense, other non-operating expense (income) and income taxes, which excludes amortization of acquisition-related intangible assets, impairment of acquisition-related intangible assets, restructuring and other, and any transaction, legal, employee-related or other costs related to the Western Digital acquisition of SanDisk. Non-GAAP Operating Income includes share-based compensation.
(2)	“Non-GAAP Net Income” is a non-GAAP measure of net income adjusted to exclude amortization of acquisition-related intangible assets, impairment of acquisition-related intangible assets, restructuring and other, any transaction, legal, employee-related or other costs related to the Western Digital acquisition of SanDisk, and related income tax adjustments. Non-GAAP Net Income includes share-based compensation.

Financial Forecasts Provided by SanDisk Related to Combined Western Digital and SanDisk

In connection with the discussions regarding the proposed Merger, SanDisk developed combined Western Digital and SanDisk Management Projections (“SanDisk’s Combined Western Digital and SanDisk Management Projections”) for the fiscal years 2016 through 2020 based upon SanDisk Management Projections, SanDisk’s Adjusted Western Digital Projections and SanDisk’s view of positive and negative synergies. SanDisk is including the SanDisk’s Combined Western Digital and SanDisk Management Projections in this document solely because they were among the financial information made available to the SanDisk board of directors and Goldman Sachs in connection with their evaluation of the Merger, and not to influence your decision on how to vote on any proposal. Please read carefully the section entitled “—Important Information About the Unaudited Prospective Financial Information” below.

The following table summarizes SanDisk’s Combined Western Digital and SanDisk Management Projections provided by SanDisk for Goldman Sachs’s use and reliance for purposes of their financial analysis and opinion:

	Fiscal Year (1)
	Combined FY 2016E	Combined FY 2017E	Combined FY 2018E	Combined FY 2019E	Combined FY 2020E
	($ In millions, except for percentages)
Revenue	$19,466	$19,238	$19,295	$19,379	$19,920
Non-GAAP Operating Income % (2)	16%	20%	23%	24%	24%
Unlevered Free Cash Flow (3)	$1,989	$2,389	$3,212	$3,655	$3,724

(1)	Fiscal year end used for the combined company is approximately December 31.
(2)	“Non-GAAP Operating Income” is a non-GAAP measure of estimated earnings from operations before interest income, interest expense, other non-operating expense (income) and income taxes, which excludes share-based compensation, amortization of acquisition-related intangible assets and impairment of acquisition-related intangible assets, restructuring and other charges.
(3)	Unlevered Free Cash Flow was calculated by Goldman Sachs from certain prospective financial information using earnings before interest and taxes, adding (a) depreciation and amortization and (b) changes in working capital, and subtracting (a) taxes, (b) capital expenditures and net investments in Flash Ventures and (c) stock based compensation and others, in each case, as provided and approved for Goldman Sachs’ use by SanDisk management. Net working capital includes accounts receivables, inventories, other current assets, accounts payable, accrued liabilities, and deferred income on shipments to distributors, and certain non-current liabilities.

Important Information About the Unaudited Prospective Financial Information

The inclusion of the SanDisk Unaudited Prospective Financial Information and the Western Digital Unaudited Prospective Financial Information (together the “Unaudited Prospective Financial Information”) as provided in the above section titled “Unaudited Prospective Financial Information” in this joint proxy statement/prospectus should not be regarded as an indication that any of SanDisk, Western Digital, J.P. Morgan, BofA Merrill Lynch, Goldman Sachs, their advisors or any of their respective affiliates, officers, directors, partners, advisors or other representatives considered, or now considers, those projections to be predictive of actual future results, and does not constitute an admission or representation by SanDisk or Western Digital that this information is material. There can be no assurance that the projected results will be realized or that actual results will not be materially lower or higher than estimated, whether or not the Merger is completed.

While the Unaudited Prospective Financial Information summarized above was prepared in good faith by Western Digital and SanDisk based on information available at the time of preparation, no assurances can be made regarding future events or that the assumptions made in preparing the Unaudited Prospective Financial

Information will accurately reflect future conditions. In preparing the Unaudited Prospective Financial Information, Western Digital’s management and SanDisk’s management made assumptions regarding, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant uncertainties and contingencies, including, among others, risks and uncertainties described or incorporated by reference in the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements,” all of which are difficult to predict and many of which are beyond the control of SanDisk and Western Digital and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions or projected results in the Unaudited Prospective Financial Information will be realized, and actual results will likely differ, and may differ materially, from those reflected in the Unaudited Prospective Financial Information, whether or not the Merger is completed. As a result, the Unaudited Prospective Financial Information cannot be considered predictive of actual future operating results, and this information should not be relied on as such.

Since the Unaudited Prospective Financial Information covers multiple years, the information by its nature becomes less predictive with each successive year. SanDisk stockholders and Western Digital stockholders are urged to review the SEC filings of SanDisk and Western Digital for a description of risk factors with respect to the businesses of SanDisk and Western Digital, as well as the risks and other factors described or incorporated by reference in the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” of this joint proxy statement/prospectus. The Unaudited Prospective Financial Information was not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP.

The Unaudited Prospective Financial Information include certain non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by SanDisk and Western Digital may not be comparable to similarly titled amounts used by other companies. The footnotes to the tables above provide certain supplemental information with respect to the calculation of these non-GAAP financial measures. The independent registered public accounting firms of SanDisk and Western Digital have not audited, reviewed, compiled or performed any procedures with respect to the Unaudited Prospective Financial Information for the purpose of their inclusion herein. Accordingly, the independent registered public accounting firms of SanDisk and Western Digital do not express an opinion or provide any form of assurance with respect thereto for the purpose of this joint proxy statement/prospectus. The reports of the independent registered public accounting firms of SanDisk and Western Digital incorporated by reference in this joint proxy statement/prospectus relate to the historical financial information of SanDisk and Western Digital. They do not extend to the Unaudited Prospective Financial Information and should not be read to do so. The Unaudited Prospective Financial Information does not take into account any circumstances or events occurring after the date they were prepared.

READERS OF THIS DOCUMENT ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION. WESTERN DIGITAL AND SANDISK DO NOT INTEND TO UPDATE OR OTHERWISE REVISE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Stock Ownership of Directors and Executive Officers of Western Digital and SanDisk

Western Digital

At the close of business on the record date for the Western Digital special meeting, directors and executive officers of Western Digital beneficially owned and were entitled to vote [●] shares of Western Digital common stock, collectively representing approximately [●]% of the shares of Western Digital common stock outstanding on that date. Further information about ownership of Western Digital common stock by directors and executive officers of Western Digital may be found in Western Digital’s definitive proxy statement for its 2015 annual meeting and Western Digital’s Annual Report on Form 10-K for the year ended July 3, 2015, which is incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” for more information.

SanDisk

At the close of business on the record date for the SanDisk special meeting, directors and executive officers of SanDisk beneficially owned and were entitled to vote [●] shares of SanDisk common stock, collectively representing approximately [●]% of the shares of SanDisk common stock outstanding on that date. Further information about ownership of SanDisk common stock by directors and executive officers of SanDisk may be found in SanDisk’s definitive proxy statement for its 2015 annual meeting and SanDisk’s Annual Report on Form 10-K for the year ended December 28, 2014, which is incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” for more information.

Interests of Western Digital Directors and Executive Officers in the Merger

When considering the recommendation of Western Digital’s board of directors with respect to the NASDAQ Stock Issuance Proposal, Western Digital stockholders should be aware that some directors and executive officers of Western Digital may have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, their interests as Western Digital stockholders and the interests of Western Digital stockholders generally.

Quantification of Payments and Benefits to Western Digital’s Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the “golden parachute compensation” that may be or become payable to each named executive officer of Western Digital and that is based on or otherwise relates to the transactions contemplated by the Merger Agreement. The compensation payable to Western Digital’s named executive officers, as described herein, is subject to a non-binding advisory vote of Western Digital stockholders.

Other than an award of performance-based restricted stock units, or PSUs, to Mark Long, Executive Vice President and Chief Strategy Officer of Western Digital, Western Digital’s named executive officers are not party to any agreements or understandings concerning compensation that is based on or otherwise relates to the transactions contemplated by the Merger Agreement.

In 2015, Mr. Long was awarded PSUs with performance milestones that relate to his role and areas of responsibility regarding Western Digital’s strategy and corporate development. The vesting of Mr. Long’s PSUs is based in part upon milestones relating to Western Digital’s engagement in certain corporate transactions, including the signing and closing the Merger and Unis Investment and certain other post-closing goals relating to the Merger that have yet to be established. Following the end of each fiscal year from July 4, 2015 through July 2, 2021, Western Digital’s compensation committee will determine the number of PSUs, if any, that will be credited to Mr. Long with respect to the milestones, if any, achieved during the respective fiscal year.

Once the number of PSUs to be credited based on performance is determined, the credited PSUs will be subject to service-based vesting and vest in three installments as follows: (i) 40% of the credited PSUs will vest as of the last day of the fiscal year for which Western Digital’s compensation committee has determined that the applicable performance milestones have been achieved, (ii) 40% of the credited PSUs will vest on the first anniversary of the first vesting date, and (iii) 20% of the credited PSUs will vest on the second anniversary of the first vesting date. Mr. Long is entitled to receive dividend equivalents with respect to outstanding PSUs, which are subject to the same vesting, forfeiture and termination conditions applicable to the PSUs. As of the date hereof, no determination has been made by Western Digital’s compensation committee as to the achievement, crediting or vesting of any portion of Mr. Long’s PSUs.

As more fully described below, Mr. Long’s PSUs are subject to accelerated vesting in the event of (i) Mr. Long’s death, (ii) the termination of Mr. Long’s employment under circumstances that give rise to the payment of severance benefits under Western Digital’s Executive Severance Plan (generally, a termination of Mr. Long’s employment by Western Digital without “cause,” as such term is defined in that plan) or Change of Control Severance Plan (generally, a termination of employment by Western Digital without “cause” or by Mr. Long for “good reason” within one year after or prior to and in connection with a “change in control” of Western Digital, as each such term is defined in that plan), and (iii) a “change in control event” of Western Digital (as defined in the Western Digital Amended and Restated 2004 Performance Incentive Plan) where the acquirer does not assume the award or the award does not otherwise remain outstanding. The Merger is not intended to constitute a change in control or change in control event giving rise to accelerated vesting of Mr. Long’s PSUs under Western Digital’s Change of Control Severance Plan or Amended and Restated 2004 Performance Incentive Plan as described herein. In each case, accelerated vesting is determined as follows, and all other unvested PSUs terminate and are forfeited:

•	100% of the then outstanding and otherwise unvested PSUs previously credited based on the attainment of a performance milestone will vest as of the date of Mr. Long’s termination of employment or death (or a change in control event of Western Digital in which the acquirer does not assume the award and the award does not otherwise remain outstanding); and

•	as to any then outstanding and otherwise unvested and uncredited PSUs that remain eligible to vest and as to which the achievement of the corresponding milestone has not been determined, a pro rata portion of the target number of such PSUs (or, if fewer than the target number remain outstanding, unvested and uncredited, a pro rata portion of such PSUs that remain outstanding), with proration based on the number of days Mr. Long was employed with Western Digital during the three-year period commencing on the grant date.

Any unvested portion of the PSUs will be forfeited upon (i) a voluntary termination of employment by Mr. Long without “good reason” in connection with a change in control of Western Digital, (ii) a voluntary termination of employment by Mr. Long for any reason outside of a change in control of Western Digital, (iii) termination of Mr. Long’s employment by Western Digital for cause or (iv) Mr. Long’s disability.

The table below sets forth the estimated value of the PSUs that are eligible to become credited, in part, based upon milestones relating to Western Digital’s engagement in the Merger and Unis Investment. The amount set forth in the table below has been calculated based upon an estimate of performance with respect to the Merger and Unis Investment, assuming that the (i) closing date of the Merger and Unis Investment is June 30, 2016 and (ii) the per share price of Western Digital common stock is $68.23, which is the average closing price per share of Western Digital’s common stock over the first five business days following the announcement of the signing of the Merger Agreement.

Some of the assumptions are based on information not currently available and, as a result, the actual amount, if any, to be received by Mr. Long may differ in material respects from the amount set forth below. The information set forth in the table below is provided solely for purposes of, and in accordance with, Item 402(t) of Regulation S-K. As of the date hereof, Mr. Long’s PSUs remain uncredited, unvested, and unpaid, no determination has been made as to the achievement of any performance milestones relating to the PSUs, and the amount reflected in the table below represents an amount relating to PSUs that Mr. Long has the potential to earn if approved by Western Digital’s compensation committee. If and when the PSUs are credited as described above, Mr. Long is required to continue to provide services to Western Digital in order to vest in the PSUs. The dollar amount set forth below has been rounded to the nearest whole number.

Name	Other/Total
Mark P. Long	$4,887,724	(1)

(1)	Reflects the value of the 71,636 PSUs that are expected to be credited based upon milestones relating to Western Digital’s engagement in the transactions contemplated by the Merger Agreement, assuming that the (i) closing date of the Merger and Unis Investment is June 30, 2016 and (ii) the per share price of Western Digital common stock of $68.23, which is the average closing price per share of Western Digital’s common stock over the first five business days following the announcement of the signing of the Merger Agreement. This value does not reflect any dividend equivalents that may be credited to the PSUs.

Of such (i) 34,071 PSUs are assumed to be credited based on the signing of the Merger, (ii) 15,900 PSUs are assumed to be credited based on the assumed timing of the closing date of the Merger and could change based on the actual timing of that closing date, (iii) 3,494 PSUs are assumed to be credited based on the assumed timing of the Unis Closing and could change based on the actual timing of that closing date, and (iv) the remaining 18,171 PSUs would be subject to post-closing goals relating to the Merger that have yet to be established. The actual number of PSUs that will be credited may be more or less than this number, depending on the number of PSUs, if any, that Western Digital’s compensation committee determines should be credited to Mr. Long and the timing of the closing of the transactions contemplated by the Merger Agreement, and may be worth more or less than the value disclosed above, depending on Western Digital’s per share price at the time of settlement. The credited PSUs will be subject to service-based vesting, which may be accelerated in the event of certain terminations of Mr. Long’s employment, or in the event Western Digital undergoes a change in control event and the acquirer does not assume the awards and they do not otherwise remain outstanding, in each case, as discussed in detail above.

The members of Western Digital’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending that Western Digital stockholders vote for the NASDAQ Stock Issuance Proposal and the Western Digital Non-Binding Advisory Proposal.

Interests of SanDisk Directors and Executive Officers in the Merger

In considering the recommendation of the SanDisk board of directors with respect to the approval of the Merger Agreement and the Merger, SanDisk stockholders should be aware that SanDisk’s directors and executive officers have interests in the Merger that are different from, or in addition to, those of the SanDisk stockholders generally. The SanDisk board of directors was aware of these interests and considered them, among other matters, in approving the Merger and the Merger Agreement and making its recommendation that the SanDisk stockholders approve the Merger Proposal and the SanDisk Non-Binding Advisory Proposal. These interests are described below.

Arrangements with Western Digital

SanDisk directors and executive officers may have interests in the form of continued employment by the Surviving Corporation or, in the case of Sanjay Mehrotra, in the form of service as a director of Western Digital pursuant to Section 6.26 of the Merger Agreement. In addition, see the section entitled “—Indemnification of Directors and Officers” below for details regarding indemnification by Western Digital of SanDisk directors and officers. As of the date hereof, none of these individuals has entered into any agreement with Western Digital.

Treatment of Equity and Equity-Based Awards

Certain SanDisk directors and executive officers hold one or more of the following awards: options to purchase shares of SanDisk common stock, which we refer to as SanDisk stock options, and SanDisk restricted stock units, which we refer to as SanDisk RSUs.

The treatment of each SanDisk stock option under the Merger Agreement varies depending on whether such option is vested or unvested and whether the exercise price of such option exceeds the value of the per share Merger Consideration. The treatment of each SanDisk RSU also varies depending on whether such RSU is vested or unvested:

•	Western Digital will assume each unvested and outstanding SanDisk stock option, each unvested SanDisk RSU and each outstanding vested SanDisk stock option with a per share exercise price that is greater than or equal to the per share Merger Consideration held by directors and executive officers immediately prior to the Effective Time of the Merger. All such stock options and RSUs will be converted into Western Digital stock options and RSUs, respectively, adjusted to give effect to the exchange ratio set forth in the Merger Agreement, and subject to the same vesting schedule (including any acceleration of vesting) as such stock options and RSUs had prior to being converted. Upon exercise or vesting after the Effective Time of the Merger, respectively, such stock options and RSUs will entitle the holder to receive shares of Western Digital common stock; provided, that, if the Unis Investment has closed prior to consummation of the Merger, Western Digital may elect to settle some or all of stock options and RSUs in cash, based on Western Digital’s share price on the exercise date or vesting date, respectively; and

•	each vested SanDisk stock option with an exercise price less than the per share Merger Consideration, and each vested SanDisk RSU will be cancelled at the Effective Time of the Merger in exchange for the per share Merger Consideration, reduced by the applicable exercise price with respect to each SanDisk stock option (with the exercise price first applied against the stock portion of the per share Merger Consideration).

Notwithstanding the SanDisk stock option and SanDisk RSU treatment described above, under the terms of their award agreements, SanDisk stock options and SanDisk RSUs held by SanDisk’s non-employee directors will vest in full immediately prior to the Effective Time of the Merger.

SanDisk Stock Options and SanDisk RSUs to be Cancelled in Exchange for Merger Consideration

The following table sets forth SanDisk stock option and SanDisk RSU information related to the consideration expected to be received by non-employee directors, named executive officers and other executive officers of SanDisk in exchange for cancellation of their outstanding equity awards. The amounts listed below are estimates that assume (i) that closing of the Merger occurred on December 1, 2015, (ii) that the Unis Investment will close prior to the closing of the Merger, resulting in per share Merger Consideration equal to $85.10 in cash and 0.0176 shares of Western Digital common stock and (iii) that each non-employee director, named executive officer and other executive officer immediately sells all such shares of Western Digital common stock at $63.93 per share, the closing trading price on December 1, 2015, provided that such consideration will be reduced by the applicable exercise price with respect to SanDisk stock options (with the exercise price first applied against the stock portion of the per share Merger Consideration). In addition, the per share Merger Consideration used to calculate the amounts listed below is not adjusted for any Closing Cash Shortfall. However, the actual per share Merger Consideration, if any, to be received by non-employee directors, named executive officers and other executive officers will depend on the outstanding vested SanDisk stock options and vested SanDisk RSUs held by such individuals as of the actual closing date of the Merger, whether any vested SanDisk stock option has a per share exercise price that is greater than or equal to the per share Merger Consideration, whether the Unis Investment has closed prior to the Effective Time of the Merger, whether there is a Closing Cash Shortfall and the amount of such Closing Cash Shortfall and the relative values of SanDisk and Western Digital common stock at the Effective Time, which may differ from the amounts set forth below.

	Total Value With Respect to Vested Stock Options		Total Value With Respect to Vested RSUs		Total Value With Respect to Vested Stock Options and RSUs
	Shares	Value	Shares	Value
Non-Employee Directors (i)
Michael E. Marks	6,250	$131,375	1,927	$166,165	$297,540
Irwin Federman	12,500	$302,000	1,927	$166,165	$468,165
Steven J. Gomo	31,250	$1,134,875	1,927	$166,165	$1,301,040
Eddy W. Hartenstein	18,750	$550,750	1,927	$166,165	$716,915
Dr. Chenming Hu	31,250	$1,134,875	1,927	$166,165	$1,301,040
Catherine P. Lego	37,500	$1,576,813	1,927	$166,165	$1,742,978
D. Scott Mercer	10,958	$251,617	1,927	$166,165	$417,783

Named Executive Officers
Sanjay Mehrotra	187,031	$4,745,097	—	$—	$4,745,097
Judy Bruner	75,149	$2,127,765	—	$—	$2,127,765
Sumit Sadana	37,631	$967,481	—	$—	$967,481
Mark Brazeal	—	$—	—	$—	$—
Shuki Nir	13,783	$160,480	—	$—	$160,480

Other Executive Officers
Siva Sivaram	19,312	$414,488	—	$—	$414,488
Eric S. Whitaker (ii)	—	—	—	$—	$—

(i)	As described above, SanDisk stock options and SanDisk RSUs held by non-employee directors will vest in full immediately prior to the Effective Time of the Merger and will be treated as vested SanDisk stock options and vested SanDisk RSUs, respectively, at the Effective Time of the Merger.
(ii)	Eric S. Whitaker departed SanDisk in September 2014 and, as a result, will not receive any payments or benefits in connection with the Merger that are different from, or in addition to, those of the SanDisk stockholders generally.

SanDisk Stock Options and SanDisk RSUs to be Assumed and Converted in the Merger

The following table sets forth information relating to the SanDisk stock options and SanDisk RSUs held by non-employee directors, named executive officer and other executive officers that are not expected to be cancelled and exchanged for per share Merger Consideration at the Effective Time of the Merger and, instead, are expected to be assumed and converted at the Effective Time of the Merger into applicable equity awards of Western Digital. The amounts listed below are estimates based on an assumed closing date of December 1, 2015, and based on equity award holdings of each individual as of such date. However, the actual number of SanDisk stock options and SanDisk RSUs to be assumed and converted into Western Digital awards will depend on the number of outstanding and unvested SanDisk stock option and SanDisk RSUs held by such individuals on the actual Effective Time of the Merger and whether any vested SanDisk stock option has a per share exercise price that is greater than or equal to the per share Merger Consideration.

	Unvested and Underwater Options Subject to Assumption & Conversion	Unvested RSUs Subject to Assumption & Conversion
Non-Employee Directors (i)	(Shares)
Michael E. Marks	—	—
Irwin Federman	—	—
Steven J. Gomo	—	—
Eddy W. Hartenstein	—	—
Dr. Chenming Hu	—	—
Catherine P. Lego	—	—
D. Scott Mercer	—	—
Named Executive Officers
Sanjay Mehrotra	360,938	153,125
Judy Bruner	94,033	41,000
Sumit Sadana	72,657	37,500
Mark Brazeal	25,000	15,000
Shuki Nir	55,688	23,625
Other Executive Officers
Siva Sivaram	47,688	28,000
Eric S. Whitaker (ii)	—	—

(i)	As described above, SanDisk stock options and SanDisk RSUs held by SanDisk’s non-employee directors will vest in full immediately prior to the Effective Time of the Merger and will be treated as vested SanDisk stock options and vested SanDisk RSUs, respectively, at the Effective Time of the Merger.
(ii)	Eric S. Whitaker departed SanDisk in September 2014 and will not receive any payments or benefits in connection with the Merger that are different from, or in addition to, those of the SanDisk stockholders generally.

Other Arrangements with Executive Officers

Change of Control Agreements

SanDisk is party to a change of control agreement with each of its current executive officers. The agreements are substantially identical (except as noted below with respect to Mr. Mehrotra) and provide for certain benefits to be paid to the executives in connection with a change of control and/or termination of employment with SanDisk under the circumstances described below.

In the event an executive officer is terminated by SanDisk (or a successor) without “Cause” (and not on account of the such executive’s death or disability) or by the executive for “Good Reason” (as those terms are defined in the change of control agreement) within three months before or eighteen months following a change of control of SanDisk (a “Qualifying Termination”), the executive will be entitled to severance pay that includes:

•	a lump sum cash payment equal to one and one-half times (three times for Mr. Mehrotra), the sum of (i) the executive officer’s annual base salary as of the change of control or termination of employment, whichever is greater, plus (ii) the executive officer’s annual target bonus for the calendar year of termination;

•	for a period of eighteen months (plus six additional months for Mr. Mehrotra) following the termination date (or, if earlier, until the date the executive officer becomes eligible for coverage under the health plan of a future employer), premiums for eighteen months’ (twenty-four months’ for Mr. Mehrotra) continuation of the same or reasonably equivalent health insurance coverage for the executive officer and his or her eligible dependents (if applicable) as the executive officer was receiving immediately prior to the termination;

•	accelerated vesting of the executive officer’s equity awards to the extent outstanding on the termination date and not otherwise vested, with accelerated options to remain exercisable for one year following the termination (subject to the maximum term of the option and to any right that SanDisk may have to terminate options in connection with the change of control); and

•	if requested, for a period of twelve months following the termination, executive-level outplacement benefits (which shall include at least resume assistance, career evaluation and assessment, individual career counseling, access to one or more on-line employment databases (with research assistance provided) and administrative support).

If, following a change of control, an excise tax imposed by Section 4999 of the Internal Revenue Code (the “Code”) would apply to any payments or benefits received by an executive officer, then his or her benefits shall be either (i) paid in full or (ii) delivered to a lesser extent such that no portion would be subject to the excise tax, whichever results in the greatest after-tax benefit to the executive officer.

For an estimate of the value of the amounts that would be payable to each of SanDisk named executive officers pursuant to the arrangements listed above, assuming that the closing date of the Merger occurred on December 1, 2015, and each named executive officer’s employment terminated on such date, see the section entitled “—Golden Parachute Compensation” below.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation that will or may be paid or become payable to each of SanDisk’s named executive officers and that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation.

The amounts listed below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions that the closing date of the Merger occurred on December 1, 2015, that each named executive officer experienced a Qualifying Termination on the closing date of the Merger. The actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below.

	Cash(i)	Equity(ii)	Perquisites/ Benefits(iii)	Total(iv)
Named Executive Officer
Sanjay Mehrotra	$7,875,000	$13,960,507	$77,796	$21,913,303
Judy Bruner	$1,953,000	$3,777,597	$64,597	$5,795,194
Sumit Sadana	$1,544,700	$3,338,780	$64,597	$4,948,077
Mark Brazeal	$1,020,000	$1,162,350	$64,259	$2,246,609
Shuki Nir	$1,039,500	$2,169,277	$59,799	$3,268,576

(i)	Cash. Represents a lump sum cash payment by SanDisk equal to one and one-half times (three times for Mr. Mehrotra), the sum of (i) the named executive officer’s annual base salary, plus (ii) the named executive officer’s annual target bonus for the calendar year of termination. These amounts are “double trigger” payments (that is, they are payable upon a qualifying termination that occurs within a eighteen months following (or three months prior to a change of control), calculated as follows:

	Base Salary Multiple	Target Bonus Multiple	Value of All Cash Payments
Named Executive Officers
Sanjay Mehrotra	$3,150,000	$4,725,000	$7,875,000
Judy Bruner	$976,500	$976,500	$1,953,000
Sumit Sadana	$813,000	$731,700	$1,544,700
Mark Brazeal	$600,000	$420,000	$1,020,000
Shuki Nir	$630,000	$409,500	$1,039,500

(ii)	Equity. Represents payments in cancellation of SanDisk stock options and SanDisk RSUs for which accelerated vesting would apply based on the assumptions set forth above. Such accelerated vesting is a “double-trigger” benefit as described above, calculated as follows:

	Value of SanDisk Stock Option Payments (A)	Value of SanDisk RSU Payments (B)	Value of All Equity Payments
Named Executive Officers
Sanjay Mehrotra	$2,094,851	$11,865,656	$13,960,507
Judy Bruner	$600,507	$3,177,090	$3,777,597
Sumit Sadana	$432,905	$2,905,875	$3,338,780
Mark Brazeal	$—	$1,162,350	$1,162,350
Shuki Nir	$338,576	$1,830,701	$2,169,277

(A)	SanDisk Stock Options. Represents payments in cancellation of SanDisk stock options that become vested based on the assumptions described above, calculated at a per share value of $77.49, which was SanDisk’s average closing market price over the first five business days following the first public announcement of the Merger, as required by Item 402(t) of Regulation S-K, reduced by the applicable exercise price, multiplied by the number of SanDisk stock options that would vest on a double trigger basis at the Effective Time of the Merger.

(B)	SanDisk RSUs. Represents payments in cancellation of SanDisk RSUs that become vested based on the assumptions described above, calculated at a per share value of $77.49, which was SanDisk’s average closing market price over the first five business days following the first public announcement of the Merger, as required by Item 402(t) of Regulation S-K, multiplied by the number of SanDisk RSUs that would vest on a double trigger basis at the Effective Time of the Merger.

(iii)	Perquisites/Benefits. Represents the cost of (i) premiums for eighteen months’ (twenty-four months’ for Mr. Mehrotra) continuation of the same or reasonably equivalent health insurance coverage for the executive officer and his or her eligible dependents (if applicable) as the named executive officer was receiving immediately prior to the termination and (ii) executive-level outplacement benefits for a period of twelve (12) months following the termination, which benefits are “double-trigger” benefits as described above, calculated as follows:

	Health Insurance Premiums	Outplacement Benefits	Value of All Perquisites/ Benefits
Named Executive Officers
Sanjay Mehrotra	$52,796	$25,000	$77,796
Judy Bruner	$39,597	$25,000	$64,597
Sumit Sadana	$39,597	$25,000	$64,597
Mark Brazeal	$39,259	$25,000	$64,259
Shuki Nir	$34,799	$25,000	$59,799

(iv)	Total. This amount includes the aggregate dollar value of the sum of all amounts reported in the preceding columns. In the event any payment or benefit received by a named executive officer in connection with the Merger would be subject to excise taxes imposed under Section 4999 of the Code, the amount of such payments or benefits provided would be reduced, but only to the extent such reduction results in a greater after-tax benefit to the named executive officer.

The members of SanDisk’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending that SanDisk stockholders vote for the Merger Proposal and the SanDisk Non-Binding Advisory Proposal.

Indemnification of Directors and Officers

Pursuant to the terms of the Merger Agreement, the Surviving Corporation will, and Western Digital will cause the Surviving Corporation to, indemnify and hold harmless, and promptly provide advancement of expenses to, the individuals who at any time prior to the Effective Time were directors or officers of SanDisk or any of its present or former subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities in connection with actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) to the fullest extent permitted by law and by the bylaws of SanDisk and the Surviving Corporation. After the Effective Time, Western Digital and the Surviving Corporation will fulfill and honor to the maximum extent permitted by applicable law, all rights to exculpation or indemnification for acts or omissions occurring prior to the Effective Time existing as of the Effective Time in favor of directors and officers of SanDisk, its subsidiaries or any of their predecessors in their capacity as officers or directors and the heirs, executors, trustees, fiduciaries and administrators of such officer or director, as provided in SanDisk’s or each of its subsidiaries’ respective certificate of incorporation and bylaws (or comparable organizational or governing documents) or in any agreement between any such person, on the one hand, and SanDisk or any of its subsidiaries, on the other hand, in effect as of the date of the Merger Agreement.

In addition, prior to the Effective Time, SanDisk will, or, if SanDisk is unable to, Western Digital will cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of SanDisk’s existing directors’ and officers’ insurance policies and SanDisk’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as SanDisk’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as SanDisk’s existing policies. If SanDisk or the Surviving Corporation fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation will either continue SanDisk’s current policies or provide comparable policies, in each case, for at least six years in an amount and scope at least as favorable as SanDisk’s existing policies, or, if substantially equivalent insurance coverage is unavailable, the best available coverage, except that Western Digital and the Surviving Corporation will not be required to pay an annual premium for the directors’ and officers’ liability insurance in excess of 300% of the annual premium currently paid by SanDisk for such insurance.

Regulatory Approvals Required for the Merger

The completion of the Merger is subject to compliance with the HSR Act. The notifications required under the HSR Act to the FTC and the Antitrust Division were filed on November 12, 2015.

The completion of the Merger is also subject to compliance with applicable foreign antitrust laws. Notifications are required under the antitrust laws of the People’s Republic of China, the European Union, Japan, South Africa, South Korea, Taiwan and Turkey.

Western Digital and SanDisk have agreed to use their reasonable best efforts, subject to specified limitations, to take, or cause to be taken, all actions necessary, proper or advisable under applicable antitrust laws and regulations, including the HSR Act and other applicable foreign antitrust laws, to complete the Merger as promptly as reasonably practical under the circumstances. See “The Merger Agreement—Conditions to Completion of the Merger” for more information.

Under the Merger Agreement, the use of such reasonable best efforts does not require Western Digital to agree to the divestiture of any Assets other than the Assets of SanDisk and its subsidiaries that collectively generated revenues for the year ended December 29, 2013, not in excess of $250 million in the aggregate. See “The Merger Agreement—Efforts to Complete the Merger;” and “The Merger Agreement—Conditions to Completion of the Merger” for more information.

If CFIUS determines that the Unis Investment is a “covered transaction” and the Unis SPA has not been terminated or if CFIUS has requested or required a filing with respect to the Merger, then clearing the CFIUS process is a condition to closing of the Merger. Under the Merger Agreement, Western Digital and SanDisk have agreed to use their reasonable best efforts to clear the CFIUS process and therefore may be required to comply with reasonable conditions, terms, obligations or restrictions in order to clear the CFIUS process.

Litigation Related to the Merger

Commencing on November 4, 2015, two alleged stockholders of SanDisk filed putative class actions captioned Michael Cloud v. SanDisk Corp., et al., Case Number 1-15-cv-287706, and Jaromir Koutnak v. Sanjay Mehrotra, et al., Case Number 1-15-cv-288079, each in the Superior Court of the State of California, County of Santa Clara (together, the “California Actions”). The defendants are SanDisk, the members of SanDisk’s board of directors, Western Digital, and Merger Sub. The complaints in the California Actions allege that SanDisk’s directors breached their fiduciary duties to SanDisk’s stockholders in connection with the Merger Agreement and the transaction contemplated thereby. Specifically, the complaints allege, among other things, that the proposed Merger arises out of a flawed process which resulted in an unfair price for SanDisk’s shares and a failure to maximize stockholder value. The complaints also allege that the terms of the Merger Agreement will deter other purported interested parties from coming forward with a superior offer. The California Actions further allege that SanDisk, Western Digital, or Merger Sub aided and abetted the SanDisk directors’ breaches of fiduciary duties. The plaintiffs seek, among other things, an order enjoining defendants from consummating the proposed Merger, rescinding the proposed Merger if it is consummated, awarding damages, and awarding attorneys’ fees and costs.

Dividend Policy

The payment of dividends by Western Digital after the Merger is subject to the determination of its board of directors. The Merger Agreement does not permit Western Digital to pay dividends other than in the ordinary course consistent with Western Digital’s past practice. Decisions regarding whether or not to pay dividends and the amount of any dividends will be based on the judgment of the Western Digital board of directors, compliance with the DGCL, compliance with the Merger Agreement and with agreements governing Western Digital’s indebtedness (including the Facilities (as defined below)), earnings, cash requirements, results of operations, cash flows and financial condition and other factors that the Western Digital board of directors may consider important. While Western Digital anticipates that if the Merger were consummated it would continue to pay dividends, Western Digital can make no assurances that this will be the case in the future.

Financing Relating to the Merger

In connection with the Merger Agreement, Western Digital has entered into the Debt Commitment Letter (as defined below in “The Merger Agreement—Financing Matters”) with the lead arrangers and the joint bookrunners identified therein (together, as they may be amended, modified or replaced, the “Initial Lenders”) to provide commitments for (i) a $3 billion senior secured term loan A facility (the “Term Loan A Facility”), (ii) $6 billion senior secured term loan B facility (the “Term Loan B Facility,” and together with the Term Loan A Facility, the “Term Loans”), (iii) $1 billion senior secured bridge facility, convertible into either an extended term loan or senior secured notes (the “Secured Bridge Facility”), (iv) $4.1 billion senior unsecured bridge facility, convertible into either an extended term loan or senior unsecured notes (the “Unsecured Bridge Facility”), (v) a $3 billion bridge facility (the “Additional Bridge Facility,” and together with the Secured Bridge Facility and the Unsecured Bridge Facility, the “Bridge Loans”) and (vi) $1 billion revolving credit facility (the “Revolving Facility”) and, together with the Term Loans and the Bridge Loans, the “Facilities”).

Subject to the terms and conditions of the Debt Commitment Letter, the Initial Lenders have committed to provide the full amount of the Term Facilities, the full amount of the Bridge Loans and the full amount of the Revolving Facility (the “Debt Financing”). The proceeds of the Term Facilities and the Bridge Loans will be used, together with cash on hand of Western Digital and SanDisk and/or other available financing resources, (i) to finance the cash portion of the purchase price payable pursuant to the terms of the Merger Agreement, (ii) to refinance certain existing indebtedness of Western Digital and SanDisk and (iii) to pay certain transaction costs.

The Initial Lenders’ commitments under the Debt Commitment Letter include conditions typical for facilities of this kind, as well as the execution and delivery of the definitive financing documentation for the Facilities by Western Digital and certain of its subsidiaries. With respect to the Term Loan B Facility, if the closing date has not occurred prior to the date that is nine months after the original signing date of the Debt Commitment Letter (the “Commitment Date”), the Initial Lenders holding a majority of the commitments in respect of the Term Loans and the Revolving Facility possess the right to require that Western Digital close the Term Loan B Facility into escrow at any time beginning on the Commitment Date and prior to the termination of the Debt Commitment Letter.

Amortization and Maturity. Subject to the terms and conditions of the Debt Commitment Letter, the Term Loan A Facility will amortize in equal quarterly installments in aggregate annual amounts equal to (i) 5% of the original principal amount of the Term Loan A Facility for the second four quarter period after the initial funding under the Facilities (the “Debt Financing Closing Date”), (ii) 7.5% of the original principal amount of the Term Loan A Facility for the succeeding four quarters, (iii) 10% of the original principal amount of the Term Loan A Facility for the succeeding four quarters and (iv) 15% of the original principal amount of the Term Loan A Facility for the succeeding three quarters, with the balance payable on the date that is five years after the Debt Financing Closing Date. The Term Loan B Facility will amortize in equal quarterly installments in aggregate annual amounts equal to 1% of the original principal amount of the Term Loan B Facility, with the balance payable on the date that is seven years after the Debt Financing Closing Date. The Additional Bridge Facility will mature on the date that is forty-five days after the Debt Financing Closing Date. The Secured Bridge Facility will mature on the date that is one year after the Debt Financing Closing Date. The Unsecured Bridge Facility will mature on the date that is one year after the Debt Financing Closing Date. The Bridge Loans do not require any amortization. Upon maturity, if not repaid, the Secured Bridge Facility will convert into secured extended term loans or secured notes and the Unsecured Bridge Facility will convert into unsecured extended term loans or unsecured notes.

Prepayments and Redemptions. Except in certain circumstances, voluntary reductions of the unutilized portion of the Facilities and prepayments of borrowings under the Facilities will be permitted at any time, in minimum principal amounts, without premium or penalty.

Subject to certain exceptions and thresholds, the Term Loans will be required to be prepaid with proceeds relating to (i) excess cash flow, (ii) non-ordinary course asset sales or other dispositions and (iii) the issuance of certain debt obligations. Subject to certain exceptions and thresholds, the Secured Bridge Facility and the Unsecured Bridge Facility will be required to be prepaid with proceeds relating to (i) non-ordinary course asset sales or other dispositions and (ii) the issuance of certain debt obligations or equity.

Subject to the terms and conditions of the Debt Commitment Letter, the Revolving Facility may be borrowed, repaid and reborrowed until a date that is five years after the Debt Financing Closing Date.

Guarantee and Security. The Term Loan A Facility, Term Loan B Facility, Secured Bridge Facility, Additional Bridge Facility and Revolving Facility will be senior secured obligations of Western Digital and certain of its subsidiaries. The Unsecured Bridge Facility will be a senior obligation of Western Digital and certain of its subsidiaries.

Covenants and Events of Default. The Facilities will contain a number of negative covenants (to be applicable to Western Digital and its restricted subsidiaries) that, subject to certain exceptions, include limitations on (among other things):

•	indebtedness;

•	liens;

•	dividends and share repurchases;

•	negative pledge clauses;

•	investments and acquisitions;

•	fundamental changes;

•	prepayment or redemption of junior indebtedness;

•	sales of assets (including subsidiary stock); and

•	transactions with affiliates.

The Term Loan A Facility and Revolving Facility will also contain a total leverage ratio financial covenant and an interest coverage ratio.

Listing of Western Digital Common Stock and Delisting of SanDisk Common Stock

It is a condition to the Merger that the shares of common stock to be issued by Western Digital pursuant to the Merger Agreement be authorized for listing on NASDAQ subject to official notice of issuance. The shares of common stock to be issued by Western Digital pursuant to the Merger Agreement will trade under the symbol “WDC” and will be fully fungible with the Western Digital common stock currently trading under that symbol.

Shares of SanDisk common stock are currently traded on NASDAQ under the symbol “SNDK.” If the Merger is completed, SanDisk common stock will be delisted from NASDAQ and will be deregistered under the Exchange Act and SanDisk will no longer file periodic reports with the SEC.

Rights of Appraisal for SanDisk Stockholders

Pursuant to Section 262 of the DGCL, which we refer to as Section 262, holders of shares of SanDisk common stock who do not wish to accept the Merger Consideration may elect to have the fair value of their shares of SanDisk common stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid in cash, together with interest, if any, in lieu of receiving the Merger Consideration. A SanDisk stockholder may exercise these appraisal rights only by complying strictly with Section 262.

The following is a brief summary of the statutory procedures to be followed by holders of SanDisk common stock in order to perfect appraisal rights under the DGCL. This summary is not intended to be complete, and is qualified in its entirety by reference to the full text of Section 262, the text of which is included as Annex E to this joint proxy statement/prospectus.

Any holder of SanDisk common stock seeking to exercise its right to dissent from the Merger and demand appraisal of its shares of SanDisk common stock, or wishing to preserve its right to do so, should review carefully Section 262 and is urged to consult a legal advisor.

All references in Section 262 and in this summary to a “stockholder” are to the record holder of shares of SanDisk common stock unless otherwise indicated. A person having a beneficial interest in shares of SanDisk common stock held of record in the name of another person, such as a bank, broker or other nominee, must act promptly to cause the record holder to follow properly the steps summarized below and in a timely manner to perfect appraisal rights.

Under Section 262, if a proposed Merger is to be submitted for adoption at a meeting of stockholders, as in the case of SanDisk’s special meeting, SanDisk must, not less than 20 days prior to the special meeting, notify each of its stockholders entitled to appraisal rights that these appraisal rights are available and include in the notice a copy of Section 262. This joint proxy statement/prospectus constitutes such notice to the SanDisk stockholders and Section 262 as in effect with respect to the Merger is included as Annex E to this joint proxy statement/prospectus.

A SanDisk stockholder wishing to exercise the right to demand appraisal under Section 262 must satisfy each of the following conditions. The stockholder must:

•	deliver a written demand for appraisal of its shares to SanDisk before the taking of the vote with respect to the Merger Agreement at the SanDisk special meeting. This demand will be sufficient if it reasonably informs SanDisk of the stockholder’s identity and that the stockholder intends thereby to demand the appraisal of its shares. A proxy or vote against the Merger will not constitute such a demand. The written demand for appraisal must be in addition to and separate from any proxy the stockholder delivers or vote the stockholder casts in person;

•	not vote in favor of adopting the Merger Agreement (voting against, abstaining from voting or not voting at all will satisfy this requirement). A vote in favor of adopting the Merger Agreement, in person or by proxy, or the return of a signed proxy that does not contain voting instructions will, unless revoked, constitute a waiver of the stockholder’s appraisal rights and will nullify any previously filed written demand for appraisal;

•	continue to hold his, her or its shares of SanDisk common stock from the date of making the demand through the Effective Time of the Merger; and

•	file (or SanDisk must file) a petition in the Delaware Court of Chancery, hereinafter referred to as the Court of Chancery, requesting a determination of the fair value of the shares within 120 days after the Effective Time of the Merger. SanDisk is under no obligation to file any petition and has no intention of doing so.

All written demands for appraisal should be mailed or delivered to:

SanDisk Corporation

951 SanDisk Drive

Milpitas, California 95035

Attention: Chief Legal Officer

To be effective, a demand for appraisal rights must be executed by or for the stockholder of record who held such shares of SanDisk common stock on the date of making the demand and who continuously holds such shares through the Merger completion date, fully and correctly, as such stockholder’s name appears on the stock certificates.

If the shares of SanDisk common stock are owned of record by a person in a fiduciary capacity, such as a trustee, guardian or custodian, the demand should be executed in that capacity. If the shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all of the owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder, such as a bank or broker, who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising these rights with respect to the shares held for one or more other beneficial owners. In that case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner.

Stockholders who hold their shares of SanDisk common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine appropriate procedures for making a demand for appraisal.

Within 10 days after the date upon which the Merger becomes effective, SanDisk will give written notice of the date that the Merger has become effective to each stockholder who satisfied the requirements of Section 262 and has not voted in favor of adopting the Merger Agreement.

Within 120 days after the date upon which the Merger becomes effective, SanDisk or any stockholder who has complied with Section 262 and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of SanDisk common stock held by all the dissenting stockholders that have properly demanded appraisal. A person who is the beneficial owner of shares of SanDisk common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. Any dissenting stockholder desiring to file a petition is advised to file on a timely basis unless the dissenting stockholder receives notice that another stockholder of SanDisk has already filed a petition. The failure to file a petition timely could nullify any previous written demand for appraisal. SanDisk is under no obligation to file any petition and has no intention of doing so. Stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL. Notwithstanding the foregoing, at any time within 60 days after the date upon which the Merger becomes effective, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the Merger Consideration. Any attempt to withdraw made more than 60 days after the effectiveness of the Merger will require the written approval of SanDisk and no appraisal proceeding before the Court of Chancery as to any stockholder will be dismissed without the approval of the Court of Chancery, which approval may be conditioned upon any terms the Court of Chancery deems just. If SanDisk does not approve a stockholder’s request to withdraw a demand for appraisal when the approval is required or if the Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding. This value could be higher or lower than, or the same as, the value of the Merger Consideration.

Within 120 days after the date upon which the Merger becomes effective, any stockholder who has complied with Section 262 to that point in time shall be entitled to receive from SanDisk, upon written request, a statement setting forth the aggregate number of shares of SanDisk common stock not voted in favor of adopting the Merger Agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. A person who is the beneficial owner of shares of SanDisk common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the corporation the statement described in the previous sentence. Each written statement shall be mailed within 10 days after the stockholder’s written request for such statement is received by SanDisk or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262, whichever is later.

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon SanDisk. If a petition for appraisal is duly filed by a stockholder and a copy thereof is delivered to SanDisk, SanDisk shall within 20 days after such service, file with the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreement as to the value of their shares has not been reached by SanDisk. After giving notice to stockholders, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who demanded appraisal for their shares and who hold stock represented by certificates to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

After determining which stockholders are entitled to an appraisal, the Court of Chancery will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time of the Merger and the date of payment of the judgment. In determining fair value, the Court of Chancery is to take into account all relevant factors, including the rate of interest which SanDisk would have had to pay to borrow money during the pendency of the proceeding. The fair value of their shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the Merger Consideration.

The Court of Chancery will direct the payment of the fair value of the shares, together with interest, if any, by SanDisk to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock.

The costs of the proceedings may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ or expert witnesses’ fees. Upon application of a stockholder, the Court of Chancery may order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding be charged pro rata against the value of all of the shares entitled to appraisal. These expenses may include, without limitation, reasonable attorneys’ fees and the fees and expenses of experts.

Failure to strictly follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights, in which event dissenting SanDisk stockholders will be entitled to receive the Merger Consideration with respect to their dissenting shares. In view of the complexity of the provisions of Section 262, any stockholder considering exercising its appraisal rights under Section 262 is urged to consult its own legal advisor.

Accounting Treatment

The Merger will be accounted for as a business combination using the “acquisition” method of accounting with Western Digital as the accounting acquiror. The Western Digital’s stockholders immediately prior to the Effective Time of the Merger will continue to own the majority of the Western Digital common stock after the consummation of the Merger. For a table illustrating the percentage of Western Digital common stock that will be owned by former SanDisk stockholders following the Merger, please see “Questions and Answers about the Special Meetings and the Merger—What percentage of Western Digital common stock will be owned by former SanDisk stockholders following the Merger?”.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material United States federal income tax consequences of the Merger to U.S. holders (as defined below) of SanDisk common stock who hold their stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The summary is based on the Code, the U.S. Treasury Regulations issued under the Code, and administrative rulings and court decisions in effect as of the date of this joint proxy statement/prospectus, all of which are subject to change at any time, possibly with retroactive effect. Because holders of Western Digital common stock will retain their shares of Western Digital common stock in the Merger, the transaction should have no tax consequences for such stockholders.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of SanDisk common stock that is an individual citizen or resident of the United States, a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States, or otherwise subject to U.S. tax on a net income basis in respect of their SanDisk common stock. A “non-U.S. holder” means a beneficial owner of SanDisk common stock that is not a U.S. holder.

This summary is not a complete description of all the tax consequences of the Merger and, in particular, may not address United States federal income tax considerations applicable to holders of SanDisk common stock who are subject to special treatment under U.S. federal income tax law (including, for example, non-U.S. holders, partnerships (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) and partners therein, financial institutions, dealers in securities, insurance companies or tax-exempt entities, holders who acquired SanDisk common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation, and holders who hold SanDisk common stock as part of a hedge, straddle or conversion transaction). Also, this summary does not address U.S. federal income tax considerations applicable to holders of options or warrants to purchase SanDisk common stock, or holders of debt instruments convertible into SanDisk common stock. In addition, no information is provided with respect to the tax consequences of the Merger under the U.S. federal estate, gift, Medicare, and alternative minimum tax laws, or any applicable state, local, or foreign tax laws. This summary does not address the tax consequences of any transaction other than the Merger.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX LAWS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

The receipt of the Merger Consideration by U.S. holders in exchange for shares of SanDisk common stock pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. holder who receives the Merger Consideration in exchange for shares of SanDisk common stock pursuant to the Merger will recognize gain or loss in an amount equal to the difference, if any, between (1) the fair market value of the Western Digital common stock as of the Effective Time of the Merger plus the amount of cash received and (2) the U.S. holder’s adjusted tax basis in such shares.

If a U.S. holder’s holding period in the shares of SanDisk common stock surrendered in the Merger is greater than one year as of the date of the Merger, the gain or loss will be long-term capital gain or loss. Long-term capital gains of certain non-corporate holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of a capital loss recognized on the exchange is subject to limitations. If a U.S. holder acquired different blocks of SanDisk common stock at different times or different prices, such U.S. holder must determine its adjusted tax basis and holding period separately with respect to each block of SanDisk common stock.

A U.S. holder’s aggregate tax basis in Western Digital common stock received in the Merger will equal the fair market value of the stock as of the Effective Time of the Merger. The holding period of the Western Digital common stock received in the Merger will begin on the day after the Merger.

Information Reporting and Backup Withholding

Payments made in exchange for shares of SanDisk common stock pursuant to the Merger may be subject, under certain circumstances, to information reporting and backup withholding (currently, at a rate of 28%). To avoid backup withholding, a U.S. holder that does not otherwise establish an exemption should complete and return an Internal Revenue Service Form W-9, certifying under penalties of perjury that such U.S. holder is a “United States person” (within the meaning of the Code), that the taxpayer identification number provided is correct and that such U.S. holder is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a holder’s U.S. federal income tax liability, if any, provided that such holder furnishes the required information to the Internal Revenue Service in a timely manner.

Holders of SanDisk common stock should consult their tax advisors as to the specific tax consequences to them of the Merger in light of their particular circumstances, including the applicability and effect of any federal, state, local, foreign and other tax laws.

THE MERGER AGREEMENT

The following discussion summarizes certain material provisions of the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement. Western Digital and SanDisk urge you to read carefully this entire joint proxy statement/prospectus, including the annexes and the documents incorporated by reference, before making any decisions regarding the Merger.

The Merger Agreement has been included to provide you with information regarding its terms, and Western Digital and SanDisk recommend that you read the Merger Agreement carefully and in its entirety. Except for its status as the contractual document that establishes and governs the legal relations among the parties with respect to the Merger, Western Digital and SanDisk do not intend for the Merger Agreement to be a source of factual, business or operational information about the companies. The representations and warranties described below and included in the Merger Agreement were made by the parties to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by Western Digital and SanDisk in connection with negotiating the terms of the Merger Agreement, which you should consider as you read the representations and warranties in the Merger Agreement. The representations and warranties are qualified in their entirety by certain information Western Digital and SanDisk filed with the SEC prior to the date of the Merger Agreement, as well as by confidential disclosure schedules that Western Digital and SanDisk delivered to each other in connection with the execution of the Merger Agreement. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders of Western Digital and SanDisk, and the representations and warranties may have been used for the purpose of allocating risk between Western Digital and SanDisk rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Western Digital and SanDisk, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the documents that are incorporated by reference into this joint proxy statement/prospectus for information regarding Western Digital and SanDisk and their respective businesses. See the section entitled “Where You Can Find More Information” beginning on page 224 of this joint proxy statement/prospectus.

The Merger

On October 21, 2015, Western Digital and SanDisk entered into the Merger Agreement by and among Western Digital, SanDisk and Schrader Acquisition Corporation (“Merger Sub”).

Subject to and upon the terms and the conditions set forth in the Merger Agreement and the applicable provisions of the DGCL, Merger Sub will be merged with and into SanDisk, whereupon the separate corporate existence of Merger Sub shall cease and SanDisk shall continue its existence under the laws of the State of Delaware as the surviving company and as a direct wholly owned subsidiary of WDT, which is a wholly owned subsidiary of Western Digital (the “Surviving Corporation”). The Merger will have the effects set forth in the Merger Agreement and the applicable provisions of the DGCL. At the Effective Time (as defined below in “—Effective Time and Completion of the Merger”) of the Merger, all of the property, rights, privileges, powers and franchises of SanDisk and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities and duties of SanDisk and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation. The certificate of incorporation and the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation, until thereafter amended in accordance with applicable law and as provided in such certificate of incorporation and such bylaws, respectively. The directors of Merger Sub, as of immediately prior to the Effective Time, will be the directors, of the Surviving Corporation, to hold office in accordance with the certificate of incorporation and bylaws until their respective successors are duly elected, appointed or qualified, or until their earlier resignation or removal. The officers of SanDisk at the Effective Time, will from and after the Effective Time, be the initial officers of the Surviving Corporation, to hold office in accordance with the certificate of incorporation and bylaws until their respective successors are duly appointed, elected or qualified, or until their earlier resignation or removal.

Effective Time and Completion of the Merger

Unless the Merger Agreement is terminated prior to such time (see “—Termination of the Merger Agreement” for more information regarding termination of the Merger Agreement), the closing of the Merger will occur on a date to be mutually agreed to by Western Digital and SanDisk, which will be no later than the third business day following the satisfaction or waiver of all of the conditions set forth in the Merger Agreement (other than conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions); provided that Western Digital will not be required to effect the closing prior to the date that is two business days after the earlier of (i) the date of the closing (the “Unis Closing Date”) of the investment in Western Digital by Unis Guarantor as described in the Report on Form 8-K filed by Western Digital on September 30, 2015 (the “Unis Investment”) and (ii) March 2, 2016. Notwithstanding the satisfaction or waiver of the conditions precedent to each party’s obligation to close, if the Marketing Period (as defined below) has not ended at the time of the satisfaction or waiver of all of the conditions set forth in the Merger Agreement (other than those conditions that by their terms are to be satisfied or waived at the closing), the closing will not take place until the earliest to occur of (A) a date during the Marketing Period specified by Western Digital on no less than three business days’ written notice to SanDisk and (B) the third business day following the final day of the Marketing Period, but in each case subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement.

For purposes of the Merger Agreement, the “Marketing Period” is defined as the first period of thirty consecutive calendar days, subject to certain terms and excluded dates set forth in the Merger Agreement, commencing (a) after the date on which Western Digital will have received all requested financing information in connection with the Debt Financing (as defined below in “—Financing Matters”) and such financing information meets certain requirements set forth in the Merger Agreement and (b) on the earlier of (i) September 19, 2016 (the “Marketing Period Trigger Date”); provided that if the Termination Date (as defined below in the section entitled “—Termination of the Merger Agreement”) is extended until January 21, 2017 as set forth in the Merger Agreement, then the Marketing Period Trigger Date will be deemed to be November 18, 2016 and (ii) the date on which the conditions to each party’s obligation to effect the Merger and the conditions to the obligations of Western Digital and Merger Sub will have been satisfied and nothing has occurred and no condition or state of facts exists that would cause any of such conditions to fail to be satisfied assuming the closing were to be scheduled for any time during such thirty consecutive calendar day period; provided that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated.

The Merger will become effective when the certificate of merger relating to the Merger has been duly filed with the Secretary of State of the State of Delaware, or at a later time as Western Digital and SanDisk will agree and specify in the certificate of merger (the “Effective Time”).

Merger Consideration; Cancellation of Shares

At the Effective Time, each common share of SanDisk common stock will be cancelled and extinguished and automatically converted into the right to receive, subject to adjustment as described in the paragraph below, either (i) if the Unis Closing Date has occurred, the Base Merger Consideration, or (ii) if the Unis Closing Date has not occurred or the Unis SPA has been terminated, the Alternate Merger Consideration. If at any time between the date of the Merger Agreement and the Effective Time any change in the number of issued or outstanding shares of SanDisk common stock or Western Digital common stock occurs as a result of a reclassification, recapitalization, stock split (including reverse stock split), or combination, exchange or readjustment of shares, or any share dividend or share distribution with a record date during such period, the amount of the Merger Consideration as provided for herein will be equitably adjusted to reflect such change.

In the event that on the closing date, the amount of Available Cash is less than the Target Available Cash, at Western Digital’s election, (i) if the Unis Closing Date has occurred, (A) the Base Cash Consideration will be decreased by an amount equal to the excess, if any, as of the closing date, of the Target Available Cash over the Available Cash, divided by the number of shares of SanDisk common stock outstanding as of the closing date (the “Per Share Cash Reduction Amount”), (B) the Base Stock Consideration will be increased by the number of shares of Western Digital common stock equal to the Per Share Cash Reduction Amount, divided by $79.5957 (the “Per Share Additional Equity Amount”), and (C) the Base Exchange Ratio will be adjusted to reflect the revised consideration, and (ii) if the Unis Closing Date has not occurred or the Unis SPA has been terminated, (A) the Alternate Cash Consideration shall be decreased by an amount equal to the Per Share Cash Reduction Amount, (B) the Alternate Stock Consideration shall be increased by the Per Share Additional Equity Amount, and (C) the Alternate Exchange Ratio shall be adjusted to reflect the revised consideration.

Sample allocations of Cash Shortfalls and their impact on cash consideration and exchange ratio are provided in the tables below, assuming Cash Shortfalls of 0%, 10% and 25%, using the number of shares of SanDisk common stock that were outstanding as of December 4, 2015.

	The Merger Closes Prior to June 30, 2016
Closing Cash Shortfall	Adjusted Base Cash Consideration	Adjusted Base Exchange Ratio	Adjusted Alternate Cash Consideration	Adjusted Alternate Exchange Ratio
0%	$85.10	0.0176	$67.50	0.2387
10%	$83.08	0.0429	$65.48	0.2640
25%	$80.06	0.0809	$62.46	0.3020

	The Merger Closes On or After June 30, 2016
Closing Cash Shortfall	Adjusted Base Cash Consideration	Adjusted Base Exchange Ratio	Adjusted Alternate Cash Consideration	Adjusted Alternate Exchange Ratio
0%	$85.10	0.0176	$67.50	0.2387
10%	$83.04	0.0435	$65.44	0.2646
25%	$79.95	0.0823	$62.35	0.3034

As of September 27, 2015, SanDisk had a total of $3.743 billion in cash and cash equivalents and marketable securities which can be sold and proceeds held as cash or cash equivalents available for use in the United States or that can be repatriated to the United States, without payment of withholding tax or U.S. income taxes. Such Available Cash as of September 27, 2015 is not indicative of the amount of Available Cash SanDisk will have as of the actual closing date of the Merger and SanDisk’s actual closing date Available Cash is subject to the risks associated with operating SanDisk’s business, which are described in SanDisk’s Exchange Act reports, including SanDisk’s quarterly report on Form 10-Q for the quarter ended September 27, 2015, which is incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

All shares of SanDisk common stock that are owned by SanDisk as treasury shares and any shares of SanDisk common stock owned by Western Digital, Merger Sub, SanDisk or any of their subsidiaries will, at the Effective Time, be cancelled and will cease to exist, and no consideration will be delivered in exchange for them. At the Effective Time, each share of SanDisk common stock converted into the right to receive the Merger Consideration will be automatically cancelled and will cease to exist, and each holder of (i) a certificate that immediately prior to the Effective Time represented any such shares of SanDisk common stock or (ii) shares of SanDisk common stock held in book entry form will cease to have any rights with respect to such shares other than the right to receive, upon transfer of such book entry shares or delivery of such certificates as set forth in the Merger Agreement, the Merger Consideration, without any interest thereon, for each such share of SanDisk common stock.

Fractional Shares

No fraction of a share of Western Digital common stock will be issued by virtue of the Merger, but in lieu thereof, each holder of SanDisk common stock that would otherwise be entitled to a fraction of a share of Western Digital common stock will, upon surrender of such holder’s certificates or book entry shares or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit as described below in “—Exchange Procedures”, be entitled to receive a cash payment in lieu thereof, which payment will represent such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent (as defined below in “—Exchange Procedures”) on behalf of such holders of the fractions of shares of Western Digital common stock that would otherwise be issued (the “Excess Shares”), which sales shall be executed from time to time as appropriate. The sales of Excess Shares by the Exchange Agent will be executed on NASDAQ through one or more brokers nominated by Western Digital with the sale proceeds being remitted to the Exchange Agent as soon as practicable thereafter. Until the net proceeds of such sale have been distributed to the holders of SanDisk common stock entitled to such proceeds, the Exchange Agent will hold such proceeds as part of the Exchange Fund (as defined below in “—Exchange Procedures”). Notwithstanding the foregoing, Western Digital may elect at its option, exercised before the Effective Time, in lieu of the issuance and sale of Excess Shares and the making of payments described herein, to pay (and if Western Digital so elects, Western Digital will cause WDT to pay) each former holder of shares of SanDisk common stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such former holder would otherwise be entitled by (B) the volume weighted average trading price of Western Digital common stock on NASDAQ for the five consecutive trading days ending on the trading day immediately preceding the closing date (the “Western Digital Measurement Price”).

Exchange Procedures

Promptly after the Effective Time, the Surviving Corporation and WDT will deposit, or cause to be deposited (and Western Digital is required, and will cause WDT and the Surviving Corporation to, deposit), with a nationally recognized institution designated by Western Digital and reasonably acceptable to SanDisk (the “the Exchange Agent”) for the benefit of the holders of shares of SanDisk common stock, for exchange through the Exchange Agent, (i) if the Unis Closing Date has occurred, (A) cash sufficient to pay the aggregate Base Cash Consideration payable to all holders of SanDisk common stock and (B) certificates (or evidence of shares in book entry form) representing the number of shares of Western Digital common stock sufficient to deliver the aggregate Base Stock Consideration payable to all holders of shares of SanDisk common stock or (ii) if the Unis Closing Date has not occurred or the Unis SPA has been terminated, (A) cash sufficient to pay the aggregate Alternate Cash Consideration payable to all holders of SanDisk common stock and (B) certificates (or evidence of shares in book entry form) representing the number of shares of Western Digital common stock sufficient to deliver the aggregate Alternate Stock Consideration payable to all holders of shares of SanDisk common stock (such cash and certificates, together with any cash in lieu of fractional shares of Western Digital common stock to be paid as set forth in the Merger Agreement and any dividends or distributions with respect thereto, the “Exchange Fund”). The Exchange Agent shall deliver the Merger Consideration to be issued as set forth in the Merger Agreement out of the Exchange Fund.

Promptly after the Effective Time (and in any event within five business days after the Effective Time), the Exchange Agent will mail to each holder of record of certificates of shares of SanDisk common stock or shares of SanDisk common stock held in book entry form immediately prior to the Effective Time a letter of transmittal together with instructions on how to surrender the certificates of shares of SanDisk common stock or transfer the shares of SanDisk common stock held in book entry form. Once the Exchange Agent receives (i) an “agent’s message” in connection with the transfer of a share of SanDisk common stock held in book entry form or the surrender of a certificate of a share of SanDisk common stock and (ii) a properly completed and executed letter of transmittal, the Exchange Agent will cancel the share of SanDisk common stock and will issue the Merger Consideration, subject to applicable withholding taxes and without any interest thereon.

At and after the Effective Time, there will be no transfers on SanDisk’s share transfer books of shares of SanDisk common stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any certificates formerly representing shares of SanDisk common stock or shares of SanDisk common stock held in book entry form are presented to the Surviving Corporation or the Exchange Agent, they will be cancelled and exchanged for the Merger Consideration. If a certificate representing shares of SanDisk common stock has been lost, stolen or destroyed, the Exchange Agent will issue to such stockholder the Merger Consideration only upon such stockholder making an affidavit regarding the loss, theft or destruction of such certificate.

Whenever a dividend or other distribution is declared or made after the date of the Merger Agreement with respect to any shares of Western Digital common stock with a record date after the Effective Time, such declaration shall include a dividend or other distribution in respect of all such shares of Western Digital common stock issuable pursuant to the Merger Agreement. No dividends or other distributions declared or made after the date of the Merger Agreement with respect to shares of Western Digital common stock with a record date after the Effective Time and no payment in lieu of fractional shares will be paid to the holders of any unsurrendered certificates or book entry shares with respect to any shares of Western Digital common stock represented thereby until the holders of record of such certificates or book entry shares surrender such certificates or book entry shares. Following the surrender of such certificates or book entry shares, the Exchange Agent will deliver to the holders of such certificates or book entry shares, without interest, (A) promptly after such surrender, either the Base Merger Consideration or the Alternate Merger Consideration, as applicable, payable in exchange for such certificates or book entry shares and the amount of any such dividends or other distributions with a record date after the Effective Time and previously paid with respect to such whole share of Western Digital common stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Western Digital common stock.

Any portion of the Exchange Fund deposited with the Exchange Agent that has not been transferred to the former holders of shares of SanDisk common stock for one year after the Effective Time shall be delivered to Western Digital upon its request, and any former holders of shares of SanDisk common stock may thereafter only look to Western Digital for payment of the Merger Consideration, subject to applicable withholding taxes and without any interest thereon.

Treatment of SanDisk Equity Awards

Stock Options

At the Effective Time, Western Digital will assume each outstanding and unvested SanDisk stock option and each outstanding vested SanDisk stock option with an exercise price equal to or greater than (a) in the event the Base Merger Consideration is payable, the sum of (i) the Base Cash Consideration and (ii) the Stock Consideration Value (as defined below), or (b) in the event the Alternate Merger Consideration is payable, the sum of (i) the Alternate Cash Consideration and (ii) the Stock Consideration Value (an “Underwater Option”) will be assumed and converted into an option to purchase, on substantially the same terms and conditions as were applicable under such SanDisk stock option, that number of shares of Western Digital common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of SanDisk common stock subject to such SanDisk stock option and (ii) the quotient obtained by dividing (A) the volume weighted average trading price of SanDisk common stock on NASDAQ for the five consecutive trading days ending on the trading day immediately preceding the closing date by (B) the Western Digital Measurement Price (such quotient, the “Equity Conversion Ratio”), at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (1) the exercise price applicable to such SanDisk stock option immediately prior to the Effective Time by (2) the Equity Conversion Ratio; provided, that, if the Unis Closing Date occurs, Western Digital may instead determine to settle some or all of such options in cash on the date of exercise, based upon the value of Western Digital common stock at exercise and determined in accordance with the terms of the applicable award, less the exercise price and any required withholdings applicable to such options. For purposes of the Merger Agreement, the “Stock Consideration Value” is defined as the product of (a) the Base Exchange Ratio or the Alternate Exchange Ratio, as applicable and (b) the Western Digital Measurement Price.

At the Effective Time, each outstanding and vested SanDisk stock option (other than any vested SanDisk stock option that is an Underwater Option) will be cancelled and the holder thereof shall be entitled to receive the Merger Consideration, less the exercise price and any required withholdings applicable to such SanDisk stock option (which exercise price and withholding shall first be applied against the stock portion of the consideration, if any, to reduce the number of shares delivered to the holder, and thereafter shall reduce the cash delivered to the holder).

All such assumed equity awards will have substantially the same terms and conditions as were applicable to such SanDisk awards, including with respect to any applicable change in control or other accelerated vesting provisions.

Restricted Stock Units

At the Effective Time, the unvested outstanding SanDisk restricted stock units will be converted into that number of restricted stock units (rounded down to the nearest whole share) of Western Digital common stock (“Converted RSUs”) equal to the product of (A) the number of shares of SanDisk common stock subject to such SanDisk restricted stock units and (B) the Equity Conversion Ratio; provided that, if the Unis Closing Date occurs, Western Digital may instead determine to settle some or all of the Converted RSUs in cash on the date of settlement, based upon the value of Western Digital common stock at settlement determined in accordance with the terms of the applicable award, less any required withholdings applicable to the Converted RSUs.

At the Effective Time, each outstanding and vested SanDisk restricted stock unit will be cancelled and extinguished, and the holder thereof will be entitled to receive the Merger Consideration, less any required withholdings applicable to such SanDisk restricted stock units (the “Vested Restricted Stock Units Consideration”) (which withholding shall first be applied against the stock portion of the Vested Restricted Stock Units Consideration, if any, to reduce the number of shares delivered to the holder, and thereafter shall reduce the cash delivered to the holder).

All such assumed equity awards will have substantially the same terms and conditions as were applicable to such SanDisk awards, including with respect to any applicable change in control or other accelerated vesting provisions.

Representations and Warranties

Western Digital and SanDisk made representations and warranties in the Merger Agreement on behalf of themselves and their respective subsidiaries that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement (including qualifications by concepts of knowledge, materiality and/or dollar thresholds) and are further modified and limited by confidential disclosure schedules delivered by Western Digital and SanDisk to each other. The representations and warranties made by Western Digital are also subject to, and qualified by, certain information included in Western Digital’s filings made with the SEC (or incorporated by reference into such documents) from December 31, 2012 until the date of the Merger Agreement, and the representations and warranties made by SanDisk are also subject to and qualified by certain information included in SanDisk’s filings made with the SEC (or incorporated by reference into such documents) from December 31, 2012 until the date of the Merger Agreement.

The representations and warranties made by each of Western Digital and SanDisk relate to the following subject matters, among other things:

•	corporate organization and similar corporate matters, including the qualification to do business under applicable law, corporate standing and corporate power;

•	subsidiaries;

•	capital structure and equity securities;

•	authority to enter into the Merger Agreement and due execution and delivery of the Merger Agreement and the completion of the transactions contemplated thereby;

•	required consent and approvals;

•	the timely filing of SEC reports, the content and preparation of financial statements and absence of certain undisclosed liabilities;

•	the absence of certain changes and events since July 3, 2015 and December 28, 2014 for Western Digital and SanDisk, respectively;

•	litigation;

•	taxes;

•	intellectual property;

•	environmental matters;

•	compliance with laws, including export controls and corrupt practices legislation;

•	the approval and recommendation by each of Western Digital’s and SanDisk’s board of directors to their respective stockholders regarding the Merger Agreement and the other transactions contemplated thereby;

•	required approvals for consummation of the agreement of Merger set forth in the Merger Agreement and the other transactions contemplated thereby, including any applicable stockholder approval;

•	each of Western Digital’s and SanDisk’s investigation into the businesses of each of SanDisk and Western Digital, respectively;

•	anti-takeover statutes and regulations; and

•	brokers and finders.

The representations and warranties made solely by SanDisk relate to the following subject matters, among other things:

•	material contracts, including the absence of violation or breach in any material respect of each such contract;

•	possession of material permits required by applicable laws;

•	labor and other employment matters;

•	employee benefit matters;

•	insurance;

•	relations with SanDisk’s significant suppliers, customers and licensees;

•	title to real property, absence of liens and leasehold interests, and leases of real property;

•	SanDisk’s outstanding Indentures (as defined below in “—SanDisk’s Indentures, Bond Hedge Transactions and Warrants”); and

•	the opinion from its financial advisor.

The representations and warranties made solely by Western Digital relate to the following subject matters, among other things:

•	capitalization and absence of prior operations by Merger Sub;

•	no ownership of SanDisk securities by Western Digital or Merger Sub or their respective affiliates;

•	solvency; and

•	availability of financing.

Under the Merger Agreement, Western Digital and SanDisk agreed that except for the representations and warranties expressly contained in the Merger Agreement, each party does not make any other representation or warranty.

Several of the representations, warranties, covenants, closing conditions and termination provisions contained in the Merger Agreement are qualified by the concept of a Western Digital Material Adverse Effect and a SanDisk Material Adverse Effect. For purposes of the Merger Agreement, a Western Digital Material Adverse Effect and a SanDisk Material Adverse Effect for each of Western Digital and SanDisk, respectively, means any effect, event, change, occurrence, condition or development (each, an “Effect”) that, individually or when taken together with all other Effects, has had or would reasonably be expected to have a material adverse change in, or material adverse effect on, (a) the ability of Western Digital and its subsidiaries (including Merger Sub) or SanDisk and its subsidiaries, respectively, to consummate the transactions contemplated by the Merger Agreement (including any such Effect that prevents, materially delays or materially impedes the ability of Western Digital or its subsidiaries or SanDisk or its subsidiaries, respectively, to consummate the transactions contemplated by the Merger Agreement) or (b) the assets, businesses, liabilities, financial condition or results of operations of Western Digital and its subsidiaries, taken as a whole, or SanDisk and its subsidiaries, taken as a whole, respectively, except for the following (which shall not be deemed a Western Digital Material Adverse Effect or a SanDisk Material Adverse Effect, respectively, unless otherwise indicated):

•	any Effect to the extent resulting from or arising in connection with (i) the industries, geographies or markets in which Western Digital or SanDisk, respectively, and their respective subsidiaries operate, or (ii) general economic, political or financial or securities market conditions, except, in the case of clauses (i) or (ii) to the extent that such Effect (individually or in the aggregate) disproportionately affects Western Digital and its subsidiaries, taken as a whole, or SanDisk and its subsidiaries, taken as a whole, respectively, relative to other persons or entities engaged in the same industries, geographies, and markets;

•	any Effect to the extent resulting from or arising in connection with the announcement of the Merger Agreement and the transactions contemplated thereby, including, solely to the extent arising from such announcement, the loss or departure of officers or other employees of Western Digital or any of its subsidiaries or SanDisk or any of its subsidiaries, respectively, or the termination, reduction or negative development in Western Digital’s or any of its subsidiaries’ or SanDisk’s or any of its subsidiaries’, respectively, relationships with any of its customers, suppliers, distributors or other business partners;

•	any Effect to the extent resulting from or arising in connection with natural disasters, acts of war, terrorism or sabotage, military actions or the escalation thereof, except to the extent that such events (individually or in the aggregate) disproportionately affect Western Digital and its subsidiaries, taken as a whole, or SanDisk and its subsidiaries, taken as a whole, respectively, relative to other persons or entities engaged in the same industries, geographies, or markets;

•	any Effect to the extent resulting from or arising in connection with changes in GAAP, the interpretation of GAAP, the accounting rules and regulations of the SEC or applicable law, except to the extent that such changes (individually or in the aggregate) disproportionately affect Western Digital and its subsidiaries, taken as a whole, or SanDisk and its subsidiaries, taken as a whole, respectively, relative to other persons or entities engaged in the same industries, geographies, or markets;

•	any Effect to the extent resulting from or arising in connection with the taking of any action by Western Digital or its subsidiaries or SanDisk or its subsidiaries, respectively, to the extent the taking of such action is expressly required by the Merger Agreement or the failure by Western Digital or its subsidiaries or SanDisk or its subsidiaries, respectively, to take any action to the extent the taking of such action is expressly prohibited by the Merger Agreement;

•	any Effect to the extent resulting from or arising in connection with any proceeding brought or threatened by stockholders of Western Digital or stockholders of SanDisk asserting allegations of breach of fiduciary duty relating to the Merger Agreement or violations of applicable securities laws in connection with confidential disclosure schedules or otherwise arising out of or relating to the Merger Agreement and the transactions contemplated thereby;

•	any Effect to the extent resulting from or arising in connection with any decrease in the market price or trading volume of the Western Digital common stock or the SanDisk common stock, respectively (but the underlying causes of such decrease may be taken into account in determining whether there has been a Western Digital Material Adverse Effect or a SanDisk Material Adverse Effect, respectively); or

•	any Effect to the extent resulting from or arising in connection with any failure by Western Digital or SanDisk, respectively, to meet any projections, forecasts or revenue or earnings predictions, or any predictions or expectations of Western Digital or SanDisk, respectively, or of any securities analysts (but the underlying causes of such failure may be taken into account in determining whether there has been a Western Digital Material Adverse Effect or a SanDisk Material Adverse Effect, respectively).

Interim Operations of Western Digital and SanDisk

Western Digital Interim Operating Covenants

Western Digital has undertaken covenants in the Merger Agreement relating to the conduct of its business during the period from the date of the Merger Agreement until the Effective Time (or as indicated below the earlier of the Unis Closing Date and the Effective Time) or the earlier termination of the Merger Agreement. Unless SanDisk otherwise consents in writing (not to be unreasonably withheld, conditioned or delayed) or as expressly contemplated or expressly permitted by the Merger Agreement or confidential disclosure schedules, or where a change in applicable law requires the taking of an action otherwise prohibited, Western Digital and each of its subsidiaries will conduct their respective businesses in the ordinary and usual course of business in all material respects consistent with past practice.

Unless SanDisk otherwise consents in writing (not to be unreasonably withheld, conditioned or delayed) or as expressly contemplated or expressly permitted by the Merger Agreement or confidential disclosure schedules, or where a change in applicable law requires the taking of an action otherwise prohibited, Western Digital and each of its subsidiaries will not:

•	until the Effective Time, amend their respective organizational documents, other than immaterial amendments to the organizational documents of a subsidiary of Western Digital;

•	until the Effective Time, redeem, purchase or otherwise acquire, or agree to redeem, purchase or otherwise acquire, any outstanding Western Digital common stock (except in respect of (A) any tax withholding or exercise price in connection with equity or equity-based awards granted pursuant to Western Digital’s equity compensation plans, and (B) repurchases pursuant to any previously announced stock repurchase programs), or declare, set aside for payment or pay any dividend (other than dividends in the ordinary course and consistent with Western Digital’s past practice) or other distribution in respect of any of its capital stock or otherwise make any payments to stockholders of Western Digital in their capacity as such;

•	until the earlier of the Unis Closing Date and the Effective Time, issue, split, combine, subdivide or reclassify any capital stock of Western Digital (other than the issuance of Western Digital common stock to Unis Investor pursuant to the Unis Investment and issuances pursuant to awards vesting under Western Digital equity plans);

•	until the Effective Time, adopt a plan of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring, file a petition in bankruptcy under any applicable law, recapitalization or other reorganization of any such party, other than the Merger;

•	until the earlier of the Unis Closing Date and the Effective Time, subject to the parties’ requirements to satisfy the requests of any competition authorities, acquire, sell or dispose of, or agree to acquire, sell or dispose of, any entity or any equity interest thereof or therein, tangible assets comprising a business or division thereof, other than (A) acquisitions, sales or dispositions among Western Digital and any of its subsidiaries, (B) acquisitions of or strategic investments in any person or entity or division thereof, or any equity interest therein, (1) as to which the aggregate consideration for all such acquisitions or investments (including the value of any of Western Digital’s capital stock or equity awards granted in connection therewith) does not exceed $500 million and (2) that would not reasonably be expected to (I) materially delay or materially increase the risk of not obtaining any authorization, consent, order, declaration or approval of the Merger under applicable antitrust law or CFIUS or (II) otherwise materially delay, prevent or impede the consummation of the Merger and the other transactions contemplated by the Merger Agreement or (C) sales or dispositions as to which the aggregate consideration for all such sales or dispositions does not exceed $500 million; or

•	enter into any contract, commitment or arrangement to do any of the foregoing.

SanDisk Interim Operating Covenants

SanDisk has undertaken covenants in the Merger Agreement relating to the conduct of its business during the period from the date of the Merger Agreement until the Effective Time or the earlier termination of the Merger Agreement. Unless Western Digital otherwise consents in writing (not to be unreasonably withheld, conditioned or delayed) or as expressly required by the Merger Agreement or confidential disclosure schedules, or where a change in applicable law requires the taking of an action otherwise prohibited, SanDisk and each of its subsidiaries will conduct their respective businesses only in the ordinary and usual course of business in all material respects consistent with past practice and use commercially reasonable efforts to preserve intact their business organization, operations and assets and preserve their relationships with customers, suppliers and others having business dealings with them.

Unless Western Digital otherwise consents in writing (not to be unreasonably withheld, conditioned or delayed) or as expressly contemplated or expressly permitted by the Merger Agreement or confidential disclosure schedules, or where a change in applicable law requires the taking of an action otherwise prohibited, SanDisk and each of its subsidiaries will not:

•	amend their respective organizational documents, other than immaterial amendments to the organizational documents of a subsidiary of SanDisk;

•	issue, sell, grant, pledge, grant or suffer to exist any lien or dispose of, or authorize or agree to the issuance, sale, grant, pledge, existence of any lien or other disposition of any share capital of any class or any other ownership interest of SanDisk or any of its subsidiaries or any other securities of SanDisk or any of its subsidiaries in respect of, in lieu of, or in substitution for, SanDisk common stock, other ownership interests, securities or rights in any subsidiary of SanDisk, except for:

•	awards of SanDisk stock options and SanDisk restricted stock units covering up to 250,000 shares of SanDisk common stock for the period commencing on the date of the Merger Agreement and ending on March 31, 2016 and up to 200,000 shares of SanDisk common stock per each fiscal quarter thereafter;

•	awards of SanDisk stock options and SanDisk restricted stock units granted pursuant to SanDisk’s annual focal grant program in February 2016 and awards granted to members of SanDisk’s board of directors in the second quarter of fiscal year 2016, in either case under SanDisk’s equity plans and in the ordinary course of business consistent with past practice in any event not to exceed 2.75 million shares of SanDisk common stock in the aggregate; or

•	shares of SanDisk common stock to be issued or delivered pursuant to (A) SanDisk’s equity plans in satisfaction of SanDisk stock options and SanDisk restricted stock units outstanding on the date of the Merger Agreement and on the terms in effect on the date of the Merger Agreement or issued after the date of the Merger Agreement in accordance with the Merger Agreement, (B) the Amended and Restated 2005 Employee Stock Purchase Plan and Amended and Restated 2005 International Employee Stock Purchase Plan pursuant to the terms in effect on the date of the Merger Agreement, (C) conversion of the convertible notes under the Indentures or (D) the warrants exercisable for shares of SanDisk common stock;

•	redeem, purchase or otherwise acquire, or agree to redeem, purchase or otherwise acquire, any outstanding shares of SanDisk common stock, except in respect of (A) any tax withholding or exercise price in connection with SanDisk’s equity plans pursuant to the terms in effect on the date of the Merger Agreement and in the ordinary course of business consistent with past practice and (B) SanDisk’s Bond Hedge Transactions;

•	split, combine, subdivide or reclassify any SanDisk common stock or declare, or set aside for payment or pay any dividend or other distribution in respect of any SanDisk common stock or otherwise make any payments to stockholders of SanDisk in their capacity as such;

•	adopt a plan of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring, file a petition in bankruptcy under any applicable law, recapitalization or other reorganization of SanDisk, other than the Merger;

•	acquire, sell or dispose of, or agree to acquire, sell or dispose of, any entity or any equity interest thereof or therein, tangible assets comprising a business or division thereof, other than:

•	acquisitions, sales or dispositions among SanDisk and any of its subsidiaries;

•	acquisitions of or strategic investments in any person or entity or division thereof, or any equity interest therein, as to which the aggregate consideration for all such acquisitions or investments (including the value of any shares of SanDisk common stock or equity awards granted in connection therewith) does not exceed $100 million and that would not reasonably be expected to cause any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of the Merger, in connection with, or in compliance with, applicable antitrust laws or CFIUS, or the expiration or termination of any applicable waiting period thereof or otherwise materially delay, prevent or impede the consummation of the Merger and the other transactions contemplated by the Merger Agreement; or

•	sales or dispositions as to which the aggregate consideration for all such sales or dispositions does not exceed $100 million;

•	enter into any joint ventures or strategic partnerships that are material to any of SanDisk’s divisions or business units if such entry would (A) present a material risk of delaying the Merger or make it more difficult to obtain any authorization, consent, order, declaration or approval required to be obtained under the Merger Agreement, the failure of which would be a non-satisfaction of any of the conditions precedent to the consummation of the Merger or (B) require a consent of the other party thereto to consummate the Merger;

•	sell, assign, transfer, grant an exclusive license under or otherwise dispose of any material intellectual property (including any patents) owned by SanDisk or any of its subsidiaries, or enter into any contract that, immediately following the closing, would result in any party to such contract or any other party obtaining a license, right to use or any other claim or right in respect of any intellectual property of Western Digital or any of its subsidiaries (excluding SanDisk and its current subsidiaries);

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subject to certain limitations set forth in confidential disclosure schedules, grant a license or a covenant not to sue under any patents owned or controlled by SanDisk or any of its subsidiaries to any third party, except (A) pursuant to contractual obligations to standard setting organizations of which SanDisk or one of its subsidiaries is a member as of the date of the Merger Agreement, or becomes a member in the ordinary course of business, that requires the licensing of such patents; (B) nonexclusive licenses entered into in the ordinary course of business and consistent with past practices (1) ancillary to the use, sale or distribution of any of SanDisk’s or its subsidiaries’ products or services (including to customers and resellers), or (2) to SanDisk’s or its subsidiaries’ service providers (including suppliers or contract manufacturers) solely for the benefit of the products, services or operations of SanDisk or its subsidiaries; (C) nonexclusive licenses entered into between any third party and either SD-3C LLC or Secure Content Storage Association, LLC; or (D) to the extent that, as relates to one or more third parties, the foregoing restriction would violate applicable law;

•	fail to maintain, or allow to lapse, or abandon, including by failure to pay the required fees in any jurisdiction, any registered intellectual property rights owned by and that have been issued to SanDisk or any of its subsidiaries that are enforceable as of the date of the Merger Agreement;

•	enter into, modify, amend or terminate (or, where such consent is required, consent to the termination of) any material contract outside of the ordinary course of business consistent with past practice, or release or assign any material rights or claims thereunder outside of the ordinary course of business consistent with past practice, which if so entered into, modified, amended, terminated, released or assigned would reasonably be expected to be materially adverse to any business or product line of SanDisk or its subsidiaries, amend, supplement, modify or waive the terms of SanDisk’s Indentures except as set forth in the Merger Agreement, or amend, supplement, modify, waive the terms of or terminate (in whole or in part) any SanDisk Bond Hedge Transactions or SanDisk Warrant Transactions except as set forth in the Merger Agreement;

•	except in the ordinary course of business consistent with past practice: accelerate, terminate, cancel, renew, fail to exercise an expiring renewal option, materially amend, grant a waiver under or otherwise materially modify any material real property lease or any real property lease that would constitute a material real property lease if in effect as of the date of the Merger Agreement or enter into any real property lease that would constitute a material real property lease if in effect as of the date of the Merger Agreement;

•	except for the expenditures contemplated by and consistent with the capital budget set forth in confidential disclosure schedules, plus in respect of fiscal year 2016 an additional ten percent, make or authorize any capital expenditures;

•	sell, lease, pledge, abandon, assign or otherwise dispose of, directly or indirectly, any material tangible asset or property of SanDisk or any of its subsidiaries (other than (A) sales of tangible assets with a fair market value of less than $50 million in the aggregate and (B) sales of SanDisk’s products in the ordinary course of business consistent with past practice);

•	incur any material liens or material indebtedness for borrowed money in addition to that incurred as of the date of the Merger Agreement, or guarantee any such indebtedness or make any material loans or advances, other than:

•	to SanDisk or any of its wholly-owned subsidiaries;

•	performance bonds, letters of credit and similar instruments issued in the ordinary course of business consistent with past practice;

•	indebtedness for borrowed money that will be paid prior to closing, which does not subject SanDisk to material pre-payment or other penalties, which is incurred in the ordinary course of business consistent with past practice and does not exceed $100 million; or

•	in connection with any foreign exchange transactions that are designated or non-designated forward contracts and that are entered into in the ordinary course of business consistent with past practice and not for speculative purposes;

•	adopt or implement any stockholder rights plan, “poison pill” or similar arrangement or plan that is applicable to the Merger;

•	other than as required by applicable law or any employee benefit plan in effect on the date of the Merger Agreement and subject to certain exceptions set forth in confidential disclosure schedules, (A) increase the compensation, bonus or pension, welfare, severance, fringe or other benefits of, pay any bonus to, grant any new equity or equity-based award to, or make, amend or forgive any material loans to, any employee and any other individual who is a current or former director, officer, employee, leased employee, independent contractor or consultant of SanDisk or any of its subsidiaries, including any such individual hired after the date of the Merger Agreement (a “Service Provider”), except for (1) increases in the ordinary course of business consistent with past practice for Service Providers below the position of vice president, (2) grants of equity or equity-based awards as set forth in the Merger Agreement and (3) 2016 salary adjustments and payments or grants, as applicable, of annual cash incentive awards for fiscal years 2015 and 2016; provided, that such salary adjustments and payment of annual cash incentive awards with respect to fiscal year 2015 shall comply with the terms set forth in the Merger Agreement, (B) establish, adopt, terminate or materially amend any benefit plan or any other compensation or benefit plan, policy, practice, arrangement or agreement with respect to any Service Provider other than employment and termination agreements with Service Providers outside the U.S. in the ordinary course of business consistent with past practice that do not materially increase benefits or administrative costs in the aggregate to SanDisk, (C) grant or provide any severance or termination payments or benefits to any Service Provider other than payments or benefits to Service Providers outside the U.S. in the ordinary course of business consistent with past practice that do not materially increase benefits or administrative costs in the aggregate to SanDisk, (D) accelerate the vesting, funding or payment of any compensation that is or may become due to any Service Provider, (E) take any action to fund or secure the payment of any amounts under any benefit plan, or (F) hire any Service Provider in the position of vice president or above;

•	other than as required by applicable law, enter into, modify or terminate any labor or collective bargaining agreement, works council agreement, or any other labor union contract applicable to any employee or, through negotiation or otherwise, make any material commitment or incur any material liability to any labor organization relating to any employee currently employed or who is hired after the date of the Merger Agreement;

•	change in any material respect any of the assumptions used to calculate funding or contribution obligations under any benefit plan or accounting methods used by SanDisk unless required by GAAP, SEC rules and regulations or applicable law, or with respect to the subsidiaries of SanDisk, the accounting standards applicable to the preparation of the financial statements and accounts of each such subsidiary;

•	file or amend any tax return except in the ordinary course of business; settle or compromise any material tax liability; make, change or revoke any material tax election except to the extent consistent with past practice or as required by law; consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment; or change any method of tax accounting, except as required by law, in each case with respect to SanDisk or any of its subsidiaries;

•	settle, or offer or propose to settle any litigation or other action, claim, suit or proceeding involving or against SanDisk or any of its subsidiaries (except as set forth in the Merger Agreement, other than settlements that provide for insignificant ancillary ordinary course non-monetary relief and do not require payment by SanDisk or any of its subsidiaries in excess of $50 million in the aggregate), or commence any material litigation or other action, claim, suit or proceeding other than (1) in the ordinary course of business consistent with past practice; (2) to preserve, protect or enforce intellectual property, other than any patent, that is material to SanDisk’s business; or (3) to enforce SanDisk’s or its subsidiaries’ patents against a significant licensee of SanDisk, a past licensee of SanDisk or its subsidiaries, or any other third party, but only if such third party has commenced litigation or other action, claim, suit or proceeding against SanDisk or its subsidiaries for infringement of such third party’s patents;

•	change or alter its cash management procedures or management of working capital, including by accelerating collection of receivables or delaying payment of payables;

•	transfer or repatriate to the United States cash, cash equivalents or liquid short or long-term investments held outside the United States if any material withholding or U.S. income taxes would be incurred in connection with such repatriation; or

•	enter into any contract, commitment or arrangement to do any of the foregoing.

No Solicitation by SanDisk; No Change in SanDisk Board Recommendation

No Solicitation by SanDisk

Subject to the exceptions described below, SanDisk has agreed that it will not, and will cause its subsidiaries and their respective officers, directors and employees not to, and will use its reasonable best efforts to cause SanDisk and its subsidiaries’ respective other representatives not to, directly or indirectly:

•	initiate, solicit, seek or knowingly take any action to facilitate or encourage, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a SanDisk Acquisition Proposal (as defined below);

•	participate or engage in any negotiations, inquiries or discussions with any third parties with respect to any SanDisk Acquisition Proposal;

•	in connection with any actual or potential SanDisk Acquisition Proposal, disclose or furnish any nonpublic information or data to any third party concerning SanDisk’s or its subsidiaries’ business or properties or afford any third party access to its or its subsidiaries’ properties, books or records;

•	enter into or execute, or propose to enter into or execute, any agreement relating to a SanDisk Acquisition Proposal; or

•	accept, approve, endorse, recommend or make or authorize any public statement, recommendation, or solicitation in support of, or submit to its stockholders, any SanDisk Acquisition Proposal.

SanDisk is obligated to, and to cause its subsidiaries and their respective officers, directors and employees to, and will use its reasonable best efforts to cause SanDisk’s and its subsidiaries’ other representatives to, immediately cease and terminate all discussions and negotiations that commenced prior to the date of the Merger Agreement regarding any proposal that constitutes, or could reasonably be expected to lead to, a SanDisk Acquisition Proposal, and must request that all confidential or proprietary information previously furnished to any third parties in connection with such discussions and negotiations be promptly returned or destroyed.

For purposes of the Merger Agreement, a “SanDisk Acquisition Proposal” is defined as any offer or proposal made by any person, entity or group of persons (other than Western Digital, Merger Sub or any of their controlled affiliates), to acquire (i) beneficial ownership of 15% or more of the issued and outstanding SanDisk common stock pursuant to a merger, amalgamation, consolidation or other business combination, sale of share capital, tender offer, exchange offer or other similar transaction involving SanDisk, or (ii) 15% or more of the assets of SanDisk and its subsidiaries, taken as a whole.

Fiduciary Exception

If SanDisk receives a bona fide unsolicited written SanDisk Acquisition Proposal that did not arise from a material breach of the provisions of the non-solicitation covenants of the Merger Agreement and the SanDisk board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such SanDisk Acquisition Proposal constitutes or would reasonably be expected to lead to a SanDisk Superior Proposal (as defined below), then SanDisk may, prior to the affirmative vote of a majority of the outstanding shares of SanDisk common stock to adopt the agreement of Merger:

•	participate in discussions or negotiations (including, as part thereof, making any counterproposals) with the person or persons making such SanDisk Acquisition Proposal; and

•	furnish nonpublic information to the person or persons making such SanDisk Acquisition Proposal, but only after such person enters into a customary confidentiality agreement with SanDisk (a “SanDisk Acceptable Confidentiality Agreement”) that contains provisions that in the aggregate are no less favorable to SanDisk than the confidentiality agreement between Western Digital and SanDisk (but which may not provide for an exclusive right to negotiate with SanDisk and may not restrict SanDisk from complying with the non-solicitation provisions of the Merger Agreement); provided that SanDisk promptly (and in any event within 24 hours) provides or makes available to Western Digital any information that is provided or made available to any person given such access which was not previously provided or made available to Western Digital.

For purposes of the Merger Agreement, a “SanDisk Superior Proposal” is defined as, in general terms, a bona fide written SanDisk Acquisition Proposal (substituting “50%” for “15%” in each instance where such terms appears in the definition thereof) that the SanDisk board of directors determines, in good faith after consultation with its financial advisors and outside legal counsel and financial advisors, and after taking into account all of the terms and conditions of such proposal (including any termination or break-up fees and conditions to consummation), and after taking into account all financial, legal, regulatory and other aspects of such proposal (including the existence of financing conditions, the conditionality of any financing commitments and the likelihood and timing of consummation), is reasonably capable of being consummated and, if consummated, would be more favorable to SanDisk and its stockholders (in their capacity as such) from a financial point of view, than the Merger and the transactions contemplated by the Merger Agreement.

SanDisk will as promptly as reasonably practicable (and in any event within 48 hours after receipt) (i) notify Western Digital of the receipt of any SanDisk Acquisition Proposal and (ii) provide Western Digital with a copy of such SanDisk Acquisition Proposal (if written), or a summary of the material terms and conditions of such SanDisk Acquisition Proposal (if oral), including the identity of the person making such proposal. SanDisk will notify Western Digital, in writing, of (A) any determination by the SanDisk board of directors that a SanDisk Acquisition Proposal constitutes or would reasonably be expected to lead to, a SanDisk Superior Proposal or (B) any decision of its board of directors as to whether to participate in discussions or negotiations or furnish non-public information with respect to SanDisk or its subsidiaries to any person or entity in response to a SanDisk Acquisition Proposal, which notice shall be given as promptly as practicable after such determination was reached or decision was made (and in any event no later than 24 hours after such determination was reached or decision was made). SanDisk will keep Western Digital informed as promptly as practicable with respect to any changes to the material terms of a SanDisk Acquisition Proposal submitted to SanDisk (and in any event within 48 hours following any such changes), including by providing a copy of all written proposals relating to any SanDisk Acquisition Proposal.

No Change in SanDisk Board Recommendation

The SanDisk board of directors has determined that the Merger Agreement and the Merger are fair to, advisable and in the best interests of SanDisk and its stockholders, approved and adopted the Merger Agreement, including the Merger and the other transactions contemplated thereby, adopted a resolution having the effect of causing no rights to be issued or exercisable under SanDisk’s stockholders rights plan, and causing SanDisk’s stockholders’ rights plan to have no force or effect, with respect to the Merger and the other transactions contemplated by the Merger Agreement and subject to the other terms and conditions of the Merger Agreement, resolved to recommend that the stockholders of SanDisk approve and adopt the Merger Agreement and the Merger (the “SanDisk Board Recommendation”).

Subject to the exceptions noted below, the SanDisk board of directors may not:

•	withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Western Digital or Merger Sub, the SanDisk Board Recommendation;

•	approve, adopt, or recommend, or propose publicly to approve, adopt, or recommend, any SanDisk Acquisition Proposal;

•	solely if a SanDisk Acquisition Proposal has been publicly announced, fail to issue a press release reaffirming the SanDisk Board Recommendation within 10 business days following a written request to do so by Western Digital;

•	fail to include the SanDisk Board Recommendation in this joint proxy statement/prospectus (any action described in these first four bullet points is referred to as a “SanDisk Change of Recommendation”); or

•	approve or recommend, or publicly propose to approve or recommend, or allow SanDisk to execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or relating to any SanDisk Acquisition Proposal, or requiring SanDisk to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement, in each case other than a SanDisk Acceptable Confidentiality Agreement.

Fiduciary Exception

Notwithstanding the foregoing, prior to the SanDisk Stockholder Meeting (as defined below in the section entitled “—Stockholder Meetings; Proxy Statement/Prospectus”), SanDisk’s board of directors may, if SanDisk’s board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of SanDisk’s directors under applicable law (i) in the case of a SanDisk Intervening Event (as defined below), make a SanDisk Change of Recommendation or (ii) with respect to a SanDisk Superior Proposal, which SanDisk Superior Proposal did not result from a material breach of the non-solicitation provisions in the Merger Agreement by SanDisk or its representatives, make a SanDisk Change of Recommendation, approve or recommend a SanDisk Superior Proposal, terminate the Merger Agreement in accordance with the terms thereof (including the payment of an approximately $553.3 million termination fee to Western Digital, as described below), and enter into a definitive written agreement providing for such SanDisk Superior Proposal concurrently with the termination of the Merger Agreement; provided, that:

•	SanDisk notifies Western Digital in writing at least four business days in advance of taking such action (such period, the “SanDisk Notice Period”) that SanDisk intends to take such action, which notice must specify the reasons for taking such action and, in the event of a SanDisk Superior Proposal, the material terms and conditions of such proposal (including the identity of the person making the proposal) and concurrently provides a copy of the relevant proposed transaction agreements with the person making such proposal (in the event any of the material terms or conditions of any such proposal are modified during the SanDisk Notice Period, SanDisk must as promptly as possible, and in any event no later than 24 hours after receipt of such modification, notify Western Digital of such modification, at which time a new SanDisk Notice Period will commence), and in the event of a SanDisk Intervening Event, a reasonable description of such SanDisk Intervening Event;

•	prior to taking such action, SanDisk shall, and shall cause its representatives to, during the SanDisk Notice Period negotiate with Western Digital in good faith (to the extent Western Digital desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement in such a manner that would obviate the need for SanDisk to take such action; and

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Western Digital shall not have proposed in writing at or prior to the conclusion of the SanDisk Notice Period any modifications or revisions to the terms of the Merger Agreement, which modifications or revisions (if the SanDisk Superior Proposal is evidenced by a definitive agreement that upon SanDisk’s acceptance would be binding) shall be evidenced by an offer to amend the Merger Agreement that would, upon SanDisk’s acceptance, be binding on the parties, and, if applicable, revisions to the terms of the Debt Commitment Letter (as defined below in the section entitled “—Financing Matters”) and definitive agreements with respect to the Debt Commitment Letter, to provide for terms which the board of directors of SanDisk determines in good faith, after consultation with its outside legal counsel and financial advisors, (A) would cause the SanDisk Superior Proposal to no longer constitute a

SanDisk Superior Proposal, if applicable, or (B) if the proposed SanDisk Change of Recommendation is in response to a SanDisk Intervening Event, that the failure to make a SanDisk Change of Recommendation would not reasonably be expected to be inconsistent with the fiduciary duties of SanDisk’s directors under applicable law.

For purposes of the Merger Agreement, a “SanDisk Intervening Event” means any Effect that has not arisen as a result of a breach of the Merger Agreement by SanDisk, that is material to SanDisk and its subsidiaries, taken as a whole, and that was not known or reasonably foreseeable to the SanDisk board of directors on or prior to the date of the Merger Agreement (or, if known, the consequences of which were not reasonably foreseeable to the SanDisk board of directors on or prior to the date of the Merger Agreement), which Effect (or the consequences thereof) becomes known to the SanDisk board of directors before receipt of the SanDisk Stockholder Approval; provided, that in no event shall any Effect arising from or relating to any of the following give rise to a SanDisk Intervening Event:

•	any SanDisk Acquisition Proposal;

•	the public announcement of discussions among the parties to the Merger Agreement regarding a potential transaction, the public announcement, execution, delivery or performance of the Merger Agreement, the identity of Western Digital or Merger Sub, or the public announcement, pendency or consummation of the transactions contemplated by the Merger Agreement;

•	any change in the trading price or trading volume of SanDisk common stock on NASDAQ or any change in SanDisk’s credit rating (although any underlying Effects relating to or causing such change may be considered, along with the effects or consequences thereof);

•	the fact that SanDisk has exceeded, met or failed to meet any projections, forecasts, revenue or earnings predictions or expectations of SanDisk or any securities analysts for any period ending (or for which revenues or earnings are released) on or after the date of the Merger Agreement (although any underlying Effects relating to or causing such excess, meeting or failure may be considered, along with the effects or consequences thereof);

•	changes in GAAP, other applicable accounting rules or applicable law (including the accounting rules and regulations of the SEC) or, in any such case, changes in the interpretation thereof after the date of the Merger Agreement; or

•	any changes in general economic or political conditions, or in the financial, credit or securities markets in general (including changes in interest rates, exchange rates, stock, bond and/or debt prices).

No Solicitation by Western Digital; No Change in Western Digital Board Recommendation

No Solicitation by Western Digital

Subject to the exceptions described below, Western Digital has agreed that it will not, and will cause its subsidiaries and their respective officers, directors and employees not to, and will use its reasonable best efforts to cause Western Digital’s and its subsidiaries’ respective other representatives not to, directly or indirectly:

•	initiate, solicit, seek or knowingly take any action to facilitate or encourage, any inquiry, proposal of offer that constitutes or would reasonably be expected to lead to a Western Digital Acquisition Proposal (as defined below);

•	participate or engage in any negotiations, inquiries or discussions with any third parties with respect to any Western Digital Acquisition Proposal;

•	in connection with any actual or potential Western Digital Acquisition Proposal, disclose or furnish any non-public information or data to any third party concerning Western Digital’s or its subsidiaries’ business or properties or afford any third party access to its or its subsidiaries’ properties, books or records;

•	enter into or execute, or propose to enter into or execute, any agreement relating to a Western Digital Acquisition Proposal; or

•	accept, approve, endorse, recommend or make or authorize any public statement, recommendation, or solicitation in support of, or submit to its stockholders, any Western Digital Acquisition Proposal.

Western Digital is obligated to, and to cause its subsidiaries and their respective officers, directors and employees to, and will use its reasonable best efforts to cause Western Digital’s and its subsidiaries’ other representatives to, immediately cease and terminate all discussions and negotiations that commenced prior to the date of the Merger Agreement regarding any proposal that constitutes, or could reasonably be expected to lead to, a Western Digital Acquisition Proposal, and must request that all confidential or proprietary information previously furnished to any third party in connection with such discussions and negotiations be promptly returned or destroyed.

For purposes of the Merger Agreement, a “Western Digital Acquisition Proposal” is defined as any offer or proposal made by any person, entity or group of persons (other than SanDisk or any of its controlled affiliates), to acquire (a) beneficial ownership of 15% or more of the issued Western Digital common stock pursuant to a merger, amalgamation, consolidation or other business combination, sale of share capital, tender offer, exchange offer or other similar transaction involving Western Digital, or (b) 15% or more of the assets of Western Digital and its subsidiaries, taken as a whole.

Fiduciary Exception

If Western Digital receives a bona fide unsolicited written Western Digital Acquisition Proposal that did not arise from a material breach of the provisions of the non-solicitation covenants of the Merger Agreement and the Western Digital board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Western Digital Acquisition Proposal constitutes or would reasonably be expected to lead to a Western Digital Superior Proposal (as defined below), then Western Digital may, prior to the approval of the NASDAQ Stock Issuance Proposal:

•	participate in discussions or negotiations (including, as part thereof, making any counterproposals) with the person or persons making such Western Digital Acquisition Proposal; and

•	furnish nonpublic information to the person or persons making such Western Digital Acquisition Proposal, but only after such person enters into a customary confidentiality agreement with Western Digital (an “Western Digital Acceptable Confidentiality Agreement”) that contains provisions that in the aggregate are no less favorable to Western Digital than the confidentiality agreement between Western Digital and SanDisk (but which may not provide for an exclusive right to negotiate with Western Digital and may not restrict Western Digital from complying with the non-solicitation provisions of the Merger Agreement); provided that Western Digital promptly (and in any event within 24 hours) provides or makes available to SanDisk any information that is provided or made available to any person given such access which was not previously provided or made available to SanDisk.

For purposes of the Merger Agreement, a “Western Digital Superior Proposal” is defined as, in general terms, a bona fide written Western Digital Acquisition Proposal (substituting “50%” for “15%” in each instance where such terms appear in the definition thereof) that the Western Digital board of directors determines, in good faith after consultation with its financial advisors and outside legal counsel and financial advisors, and after taking into account all of the terms and conditions of such proposal (including any termination or break-up fees and conditions to consummation), and after taking into account all financial, legal, regulatory and other aspects of such proposal (including the existence of financing conditions, the conditionality of any financing commitments and the likelihood and timing of consummation), is reasonably capable of being consummated and, if consummated, would be more favorable to Western Digital and its stockholders (in their capacity as such), from a financial point of view, than the Merger and the transactions contemplated by the Merger Agreement.

Western Digital will as promptly as reasonably practicable (and in any event within 48 hours after receipt) (i) notify SanDisk of the receipt of any Western Digital Acquisition Proposal and (ii) provide SanDisk with a copy of such Western Digital Acquisition Proposal (if written), or a summary of the material terms and conditions of such Western Digital Acquisition Proposal (if oral), including the identity of the person making such proposal. Western Digital will notify SanDisk, in writing, of (A) any determination by the Western Digital board of directors that a Western Digital Acquisition Proposal constitutes or would reasonably be expected to lead to, a Western Digital Superior Proposal or (B) any decision of its board of directors as to whether to participate in discussions or negotiations or furnish non-public information with respect to Western Digital or its subsidiaries to any person or entity in response to a Western Digital Acquisition Proposal, which notice shall be given as promptly as practicable after such determination was reached or decision was made (and in any event no later than 24 hours after such determination was reached or decision was made). Western Digital will keep SanDisk informed as promptly as practicable with respect to any changes to the material terms of a Western Digital Acquisition Proposal submitted to Western Digital (and in any event within 48 hours following any such changes), including by providing a copy of all written proposals relating to any Western Digital Acquisition Proposal.

No Change in Western Digital Board Recommendation

The Western Digital board of directors has determined that the Merger Agreement and the Merger are fair to, advisable and in the best interests of Western Digital and its stockholders, approved and adopted the Merger Agreement, including the Merger and the other transactions contemplated thereby and subject to the other terms and conditions of the Merger Agreement, resolved to recommend that the stockholders of Western Digital approve the issuance of such number of shares of Western Digital common stock as may be necessary or advisable in connection with the consummation of the Merger pursuant to the Merger Agreement (“Share Issuance”) (the “Western Digital Board Recommendation”).

Subject to the exceptions noted below, the Western Digital board of directors may not:

•	withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to SanDisk, the Western Digital Board Recommendation;

•	approve, adopt, or recommend, or propose publicly to approve, adopt, or recommend, any Western Digital Acquisition Proposal;

•	solely if a Western Digital Acquisition Proposal has been publicly announced, fail to issue a press release reaffirming the Western Digital Board Recommendation within 10 business days following a written request to do so by SanDisk;

•	unless the Unis Closing Date has occurred prior to the Western Digital Stockholder Meeting (as defined below in the section entitled “—Stockholder Meetings; Proxy Statement/Prospectus”), fail to include the Western Digital Board Recommendation in this joint proxy statement/prospectus (any action described in these first four bullet points are referred to as a “Western Digital Change of Recommendation”); or

•	approve or recommend, or publicly propose to approve or recommend, or allow Western Digital to execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar agreement, constituting or relating to any Western Digital Acquisition Proposal, or requiring Western Digital to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement, in each case other than a Western Digital Acceptable Confidentiality Agreement.

Fiduciary Exception

Notwithstanding the foregoing, prior to the Western Digital Stockholder Meeting, Western Digital’s board of directors may, if Western Digital’s board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of Western Digital’s directors under applicable law (i) in the case of a Western Digital Intervening Event (as defined below) or (ii) with respect to a Western Digital Superior Proposal, which Western Digital Superior Proposal did not result from a material breach of the non-solicitation provisions in the Merger Agreement by Western Digital or its representatives, make a Western Digital Change of Recommendation, approve or recommend a Western Digital Superior Proposal, terminate the Merger Agreement in accordance with the terms thereof (including the payment of an approximately $553.3 million termination fee to SanDisk, as described below), and enter into a definitive written agreement providing for such Western Digital Superior Proposal concurrently with the termination of the Merger Agreement; provided, that:

•	Western Digital notifies SanDisk in writing at least four business days in advance of taking such action (such period, the “Western Digital Notice Period”) that Western Digital intends to take such action, which notice must specify the reasons for taking such action and, in the event of a Western Digital Superior Proposal, the material terms and conditions of such proposal (including the identity of the person making the proposal) and concurrently provides a copy of the relevant proposed transaction agreements with the person making such proposal (in the event any of the material terms or conditions of any such proposal are modified during the Western Digital Notice Period, Western Digital must as promptly as possible, and in any event no later than 24 hours after receipt of such modification, notify SanDisk of such modification, at which time a new Western Digital Notice Period will commence), and in the event of a Western Digital Intervening Event, a reasonable description of such Western Digital Intervening Event;

•	prior to taking such action, Western Digital shall, and shall cause its representatives to, during the Western Digital Notice Period negotiate with SanDisk in good faith (to the extent SanDisk desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement in such a manner that would obviate the need for Western Digital to take such action; and

•	SanDisk shall not have proposed in writing at or prior to the conclusion of the Western Digital Notice Period any modifications or revisions to the terms of the Merger Agreement, which modifications or revisions (if the Western Digital Superior Proposal is evidenced by a definitive agreement that upon Western Digital’s acceptance would be binding) shall be evidenced by an offer to amend the Merger Agreement that would, upon Western Digital’s acceptance, be binding on the parties, to provide for terms which the board of directors of Western Digital determines in good faith, after consultation with its outside legal counsel and financial advisors, (A) would cause the Western Digital Superior Proposal to no longer constitute a Western Digital Superior Proposal, if applicable, or (B) if the proposed Western Digital Change of Recommendation is in response to a Western Digital Intervening Event, that the failure to make a Western Digital Change of Recommendation would not reasonably be expected to be inconsistent with the fiduciary duties of Western Digital’s directors under applicable law.

For purposes of the Merger Agreement, a “Western Digital Intervening Event” means any Effect that has not arisen as a result of a breach of the Merger Agreement by Western Digital, that is material to Western Digital and its subsidiaries, taken as a whole, and that was not known or reasonably foreseeable to the Western Digital board of directors on or prior to the date of the Merger Agreement (or, if known, the consequences of which were not reasonably foreseeable to the Western Digital board of directors on or prior to the date of the Merger Agreement), which Effect (or the consequences thereof) becomes known to the Western Digital board of directors before receipt of the Western Digital Stockholder Approval; provided, that in no event shall any Effect arising from or relating to any of the following give rise to a Western Digital Intervening Event:

•	any Western Digital Acquisition Proposal;

•	the public announcement of discussions among the parties to the Merger Agreement regarding a potential transaction, the public announcement, execution, delivery or performance of the Merger Agreement, the identity of SanDisk, or the public announcement, pendency or consummation of the transactions contemplated by the Merger Agreement;

•	any change in the trading price or trading volume of shares of Western Digital common stock on NASDAQ or any change in Western Digital’s credit rating (although any underlying Effects relating to or causing such change may be considered, along with the effects or consequences thereof);

•	the fact that Western Digital has exceeded, met or failed to meet any projections, forecasts, revenue or earnings predictions or expectations of Western Digital or any securities analysts for any period ending (or for which revenues or earnings are released) on or after the date of the Merger Agreement (although any underlying Effects relating to or causing such excess, meeting or failure may be considered, along with the effects or consequences thereof);

•	changes in GAAP, other applicable accounting rules or applicable law (including the accounting rules and regulations of the SEC) or, in any such case, changes in the interpretation thereof after the date of the Merger Agreement; or

•	any changes in general economic or political conditions, or in the financial, credit or securities markets in general (including changes in interest rates, exchange rates, stock, bond and/or debt prices).

Stockholder Meetings; Proxy Statement/Prospectus

So long as Western Digital’s board of directors has not effected a Western Digital Change of Recommendation and the Unis Investment has not closed, Western Digital will take all action necessary in accordance with applicable law, its organizational documents and NASDAQ rules to call, give notice of, establish a record date for, convene and hold a meeting of its stockholders (including any adjournment or postponement thereof, the “Western Digital Stockholder Meeting”), as soon as practicable following the date of the Merger Agreement (but no later than 45 days after the declaration of the effectiveness of the registration statement on Form S-4 to be filed with the SEC by Western Digital in connection with the issuance of shares of Western Digital common stock as part of the Merger Consideration and any other shares issuable pursuant to the Merger Agreement (the “Registration Statement”)) for the purpose of obtaining the approval of the Share Issuance by the affirmative vote of a majority of the shares of Western Digital common stock represented in person or by proxy at the Western Digital Stockholder Meeting at which a quorum is present, in the event that the Unis Closing Date has not occurred (the “Western Digital Stockholder Approval”); provided that Western Digital may postpone or adjourn the Western Digital Stockholder Meeting only if and to the extent Western Digital’s board of directors or any committee thereof determines in good faith, after consultation with its outside legal counsel and SanDisk, that (i) Western Digital is required to postpone or adjourn the Western Digital Stockholder Meeting by applicable law or a written request from the SEC or its staff and Western Digital uses its reasonable best efforts to hold or resume the Western Digital Stockholder Meeting as soon as practical or (ii) it is required by applicable law to postpone or adjourn the Western Digital Stockholder Meeting to give its stockholders sufficient time to evaluate any information or disclosure that Western Digital has sent to its stockholders; provided, further that nothing in clauses (i) or (ii) shall permit any postponement or adjournment to a date on or after thirty business days prior to the Termination Date and Western Digital shall be permitted to postpone or adjourn the Western Digital Stockholder Meeting only pursuant to clauses (i) or (ii) only once and only for up to 15 business days.

So long as SanDisk’s board of directors has not effected a SanDisk Change of Recommendation, SanDisk will take all action necessary in accordance with applicable law, its organizational documents and NASDAQ rules to call, give notice of, establish a record date for, convene and hold a meeting of its stockholders (including any adjournment or postponement thereof, the “SanDisk Stockholder Meeting”), as soon as practicable following the date of the Merger Agreement (but no later than 45 days after the declaration of the effectiveness of the Registration Statement) for the purpose of obtaining the affirmative vote of a majority of the outstanding shares of SanDisk common stock to adopt the agreement of Merger set forth in the Merger Agreement (the “SanDisk Stockholder Approval”); provided that SanDisk may postpone or adjourn the SanDisk Stockholder Meeting only if and to the extent SanDisk’s board of directors or any committee thereof determines in good faith, after consultation with its outside legal counsel and Western Digital, that (i) SanDisk is required to postpone or adjourn the SanDisk Stockholder Meeting by applicable law or a written request from the SEC or its staff and SanDisk uses its reasonable best efforts to hold or resume the SanDisk Stockholder Meeting as soon as practical or (ii) it is required by applicable law to postpone or adjourn the SanDisk Stockholder Meeting to give its stockholders sufficient time to evaluate any information or disclosure that SanDisk has sent to its stockholders; provided, further that nothing in clauses (i) or (ii) shall permit any postponement or adjournment to a date on or after thirty business days prior to the Termination Date and SanDisk shall be permitted to postpone or adjourn the SanDisk Stockholder Meeting only pursuant to clauses (i) or (ii) only once and only for up to 15 business days.

Under the Merger Agreement, the parties have certain obligations with respect to this joint proxy statement/prospectus, including:

•	Western Digital and SanDisk were required to prepare and file this joint proxy statement/prospectus with the SEC;

•	Western Digital was required to prepare and file with the SEC a Registration Statement on Form S-4 in connection with the issuance of shares of Western Digital common stock to be issued in the Merger, of which this joint proxy statement/prospectus is a part; and

•	SanDisk must furnish the information required to be provided to its stockholders pursuant to the DGCL and the Exchange Act.

Additionally, Western Digital and SanDisk agreed to provide each other with any information which may be reasonably required by the actions described above. The parties agreed that this joint proxy statement/prospectus will include (A) a statement to the effect that the board of directors of SanDisk has determined that the Merger Agreement and the Merger are fair to, advisable and in the best interests of SanDisk’s stockholders and (B) the recommendation of the board of directors of SanDisk in favor of approval and adoption of the Merger Agreement. Subject to the provisions of the non-solicitation covenants of the Merger Agreement and for so long as the Unis Investment has not closed, this joint proxy statement/prospectus will include (1) a statement to the effect that the board of directors of Western Digital has determined that the Merger Agreement and the Merger are fair to, advisable and in the best interest of Western Digital’s stockholders and (2) the recommendation of the board of directors of Western Digital in favor of approval of the Share Issuance. Western Digital shall use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after such filing (including by responding to comments of the SEC), and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated by the Merger Agreement. Each of Western Digital and SanDisk agreed to respond promptly to any comments from the SEC or its staff, in connection with the filing of, or amendments or supplements to, the Registration Statement or this joint proxy statement/prospectus, and Western Digital will notify SanDisk promptly of the time when the Registration Statement has become effective. Whenever any event occurs that is required to be set forth in an amendment or supplement to this joint proxy statement/prospectus or the Registration Statement, Western Digital or SanDisk, as the case may be, agreed to promptly inform the other of such occurrence and reasonably cooperate in filing with the SEC or its staff, or mailing to stockholders of SanDisk and stockholders of Western Digital, respectively, as applicable, such amendment or supplement. Each party agreed to reasonably cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement and this joint proxy statement/prospectus prior to filing such with the SEC, and to provide each other with a copy of all such filings made with the SEC. The parties also agreed that this joint proxy statement/prospectus will include the recommendation of SanDisk’s board of directors (unless there has been a SanDisk Change of Recommendation) that SanDisk’s stockholders approve the Merger Agreement and unless and until the Unis Closing Date has occurred, the recommendation of Western Digital’s board of directors (unless there has been a Western Digital Change of Recommendation) that Western Digital’s stockholders approve the Share Issuance.

SanDisk, Western Digital and Merger Sub agreed that that none of the information supplied or to be supplied by or on behalf of itself or its subsidiaries for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. SanDisk, Western Digital and Merger Sub also agreed that none of the information supplied or to be supplied by or on behalf of itself or its subsidiaries for inclusion or incorporation by reference in this joint proxy statement/prospectus, will, at the time the this joint proxy statement/prospectus or any amendment thereof or supplement thereto is first mailed to the stockholders of SanDisk and the stockholders of Western Digital, respectively, and at the time of the SanDisk Stockholder Meeting and the Western Digital Stockholder Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

If at any time prior to the SanDisk Stockholder Meeting and the Western Digital Stockholder Meeting, any fact or event relating to Western Digital or SanDisk, respectively, and its subsidiaries which should be set forth in an amendment or supplement to this joint proxy statement/prospectus should be discovered by Western Digital or SanDisk, respectively, or should occur, such party will, promptly after becoming aware thereof, inform the other party of such fact or event.

Western Digital and SanDisk also agreed that the Registration Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

Financing Matters

As part of its representations and warranties under the Merger Agreement, Western Digital delivered to SanDisk an executed copy of the fully executed commitment letter, together with any related fee letters (as may be redacted as set forth in the Merger Agreement), each in effect as of the date of this Agreement from Bank of America, N.A., BofA Merrill Lynch, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Credit Suisse AG, Cayman Islands Branch, Royal Bank of Canada and such other financial institutions as may become party thereto from time to time (the “Debt Commitment Letter”) to provide debt financing in an aggregate amount set forth therein and subject to the terms and conditions set forth therein (the “Debt Financing”). For purposes of the Merger Agreement, the “Financing Sources” are defined as the entities that have committed to provide or arrange the Debt Financing or alternative or replacement debt financings in connection with the transactions contemplated by the Merger Agreement, including the parties to the Debt Commitment Letter and any joinder agreements, or definitive agreements entered into pursuant thereto, together with their affiliates involved in the Debt Financing or such alternative or replacement debt financings and their respective successors and assigns.

As part of its covenants under the Merger Agreement, Western Digital has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter pursuant to the terms thereof (including, as necessary, any “market flex” provisions related thereto).

In furtherance of the foregoing, Western Digital has agreed to not permit any amendment, supplement, replacement or modification to be made to, or any waiver of any provision under, the Debt Commitment Letter without the consent of SanDisk (which such consent shall not be unreasonably withheld, conditioned or delayed) if such amendment, supplement, replacement, modification or waiver:

•	reduces (or could reasonably be expected to have the effect of reducing) the aggregate amount of the Debt Financing, including by increasing the amount of fees to be paid or original issue discount, unless:

•	the Debt Financing is increased by a corresponding amount; or

•	the Western Digital, Merger Sub, SanDisk or their respective subsidiaries have a corresponding amount of available cash on hand (including from the issuance of any equity or equity linked security) such that Western Digital’s representation in the Merger Agreement with respect to financing will still be true and correct;

•	imposes new or additional conditions to the initial funding or otherwise expands, amends or modifies any of the conditions to the receipt of the Debt Financing, or otherwise expands, amends or modifies any other provision of the Debt Commitment Letter, in a manner that would reasonably be expected to (i) delay (taking into account the Marketing Period) or prevent or make less likely the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) at closing or (ii) adversely impact the ability of Western Digital to enforce its rights against other parties to the Debt Commitment Letter or the definitive agreements with respect thereto, in each case, relating to the funding thereunder, except that Western Digital may (i) amend the Debt Commitment Letter to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities and (ii) implement or exercise the “flex” provisions contained in one or more fee letters related to the Debt Financing).

Western Digital has also agreed to promptly deliver to SanDisk true and complete copies of any such amendment, modification or replacement, and to use reasonable best efforts to:

•	maintain in effect the Debt Commitment Letter except for certain permitted reductions set forth in the Merger Agreement;

•	negotiate and enter into definitive agreements with respect to the Debt Commitment Letter;

•	satisfy (or obtain the waiver of) on a timely basis all conditions to receipt of the amount of the Debt Financing necessary to pay the aggregate amount of the aggregate cash consideration at the closing that are within its control (but excluding any condition where the failure to be so satisfied is a direct result of a breach of SanDisk’s obligations under its financing cooperation covenant) and consummate the Debt Financing at or prior to the closing;

•	enforce its rights under the Debt Commitment Letter to cause any lender to provide such Debt Financing; and

•	comply with its obligations under the Debt Commitment Letter.

With the exception of information that is subject to attorney-client or similar privilege, Western Digital also has obligations to notify SanDisk within three business days if, prior to the closing:

•	the Debt Commitment Letter is terminated for any reason;

•	Western Digital becomes aware of any breach or default by any party to the Debt Commitment Letter or any definitive agreement for the Debt Financing;

•	a counterparty indicates in writing that it will not provide, or it refuses to provide, all or any portion of the Debt Financing contemplated by the Debt Commitment Letter on the terms set forth in the Debt Commitment Letter;

•	Western Digital receives any written notice or other written communication from any person or entity with respect to any actual breach, default, termination or repudiation by any party to any Debt Commitment Letter or any definitive document related to the Debt Financing; or

•	Western Digital determines in good faith that it will not be able to obtain all or any portion of the Debt Financing necessary to pay the aggregate amount of the Alternate Cash Consideration or Base Cash Consideration, as applicable.

If the commitments with respect to all or any portion of the Debt Financing expire or are terminated, or all or any portion of the Debt Financing otherwise becomes unavailable, then Western Digital must:

•	promptly notify SanDisk of such event and the reasons therefor;

•	use reasonable best efforts to obtain alternative financing from the same or alternative financing sources in an amount sufficient to pay all amounts required to paid in connection with the transactions contemplated by the Merger Agreement, as promptly as practicable following the occurrence of such event; and

•	when obtained, provide SanDisk with a copy of a new financing commitment that provides for such alternative financing, together with all related fee letters.

In addition, Western Digital has the right to substitute (i) the net cash proceeds from consummated debt offerings or other incurrences of debt (including unsecured notes) and/or (ii) commitments in respect of other third party debt financing for all or any portion of the Debt Financing, in each case, subject to certain requirements set forth in the Merger Agreement.

Subject to certain limitations, prior to the closing, SanDisk has agreed to use reasonable best efforts to provide, and use reasonable best efforts to cause its subsidiaries and its representatives to provide to Western Digital all cooperation reasonably requested by Western Digital in connection with the Debt Financing, including:

•	furnishing Western Digital with financing information and other financial and other pertinent information and disclosures regarding SanDisk and its subsidiaries as may be reasonably requested by Western Digital;

•	participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions, meetings with prospective lenders and sessions with rating agencies, and reasonably cooperating with the marketing or solicitation efforts of Western Digital and its Financing Sources, in each case as reasonably requested by Western Digital and reasonably required in connection with the Debt Financing;

•	reasonably assisting with the preparation of marketing materials, including customary materials for rating agency presentations, lender and investor presentations, road show presentations, offering memoranda, registration statements, private placement memoranda, prospectuses, bank information memoranda (including, to the extent necessary, an additional bank information memorandum that does not include material non-public information) and similar documents required in connection with the Debt Financing;

•	assisting in the preparation of, and execution and delivery of, any customary credit agreements, pledge and security documents, guarantees, indentures, purchase agreements, and other customary definitive documentation, customary closing certificates and related deliverables relating to the Debt Financing, and other certificates or documents as may be reasonably requested by Western Digital;

•	reasonably facilitating the granting of a security interest (and perfection thereof) in collateral, guarantees, mortgages and other definitive financing documents including title insurance and title affidavits and assisting with the execution, preparation and delivery of original stock certificates (or local equivalents) and other certificated securities that are pledged under the Debt Financing and original stock powers executed in blank (or local equivalents) to the parties to the Debt Financing; and

•	subject to the occurrence of the Effective Time, taking all corporate actions necessary to permit consummation of the Debt Financing.

Subject to certain exceptions, SanDisk will be reimbursed by Western Digital for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred in connection with its cooperation in obtaining the Debt Financing, and indemnified by Western Digital for any losses, damages, claims, costs or other expenses suffered or incurred in connection with the arrangement of the Debt Financing and any information used in connection therewith, except when such losses, damages, claims, costs or other expenses arise from SanDisk’s bad faith, fraud or willful misconduct.

SanDisk’s Indentures, Bond Hedge Transactions and Warrants

Prior to the Effective Time, SanDisk will, to the extent reasonably requested by Western Digital in connection with the Merger and the consummation thereof, and Western Digital will, to the extent reasonably requested by SanDisk in connection with the Merger and the consummation thereof, each assist in the preparation of, and will execute and deliver, any supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required in connection with the Merger and the consummation thereof, including one or more supplemental indentures to the Indenture with respect to SanDisk’s 1.5% Convertible Senior Notes due 2017, dated as of August 25, 2010, by and between SanDisk and The Bank of New York Mellon Trust Company, N.A. and the Indenture with respect to SanDisk’s 0.5% Convertible Senior Notes due 2020, dated as of October 29, 2013, by and between SanDisk and The Bank of New York Mellon Trust Company, N.A. (the “Indentures”) to provide that from and after the Effective Time, each holder of the convertible notes will have the right to convert such convertible notes on the basis of the conversion consideration determined by reference to the Merger Consideration in accordance with, and subject to, the provisions of the applicable Indenture.

In connection with the transactions contemplated by the Merger Agreement, in the event that Western Digital desires to consummate a repurchase offer or similar transaction with respect to any or all of the Convertible Notes (any such transaction, a “Repurchase Transaction”), each of SanDisk, Western Digital and Merger Sub will use their respective reasonable best efforts to, and to cause their respective subsidiaries and representatives (and, in the case of SanDisk, the applicable trustee) to, cooperate with one another in good faith to permit such Repurchase Transaction to be effected on such terms, conditions and timing as reasonably requested by Western Digital, including if so requested by Western Digital, causing such Repurchase Transaction to be consummated substantially concurrently with, but not prior to, the closing of the Merger. Western Digital and Merger Sub will, on a joint and several basis, indemnify and hold harmless SanDisk, its subsidiaries and their respective officers, employees, partners, members, directors and affiliates, and each person or entity, if any, who controls SanDisk within the meaning of Section 20 of the Exchange Act, and any dealer-manager, information agent, solicitation agent, depositary or other agent or person or entity engaged by or on behalf of Western Digital or SanDisk (and the officers, employees, partners, members, directors and affiliates and each other person or entity, if any, of such person or entity who controls such person or entity within the meaning of Section 20 of the Exchange Act) at the request of Western Digital in connection with any Repurchase Transaction if applicable, for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with any Repurchase Transactions, and promptly reimburse such person or entity for any documented reasonable out-of-pocket costs, fees and expenses incurred in connection with any Repurchase Transaction.

SanDisk will cooperate with Western Digital in connection with discussions or negotiations with the Hedge Banks, or any of their respective affiliates or representatives (any such Hedge Bank, affiliate or representative, a “Hedge Bank Counterparty”), with respect to any determination, adjustment or computation in connection with the Bond Hedge Transactions or the Warrant Transactions, including with respect to any cash amounts or shares of common stock that may be receivable, issuable, deliverable or payable by SanDisk pursuant to the Bond Hedge Transactions or Warrant Transactions (including upon termination thereof). SanDisk will promptly provide Western Digital with any written notices or other documents received from any Hedge Bank Counterparty with respect to any determination, adjustment or computation under, or in connection with any discussions or negotiations related to, the Bond Hedge Transactions or Warrant Transactions. SanDisk will not, and will cause its representatives not to, enter into any agreements in respect of the Bond Hedge Transactions or Warrant Transactions or make any cash payments or share deliveries with respect thereto without Western Digital’s prior written consent, such consent not to be unreasonably withheld or delayed, and will keep Western Digital fully informed of all such discussions and negotiations and will give Western Digital the option to participate (or have its counsel participate) in any such discussions and negotiations. SanDisk will provide Western Digital and its counsel reasonable opportunity to review and comment on any written response to any written notice or other document received from any Hedge Bank Counterparty with respect to any determination, adjustment or computation under, or in connection with any discussions or negotiations related to, the Bond

Hedge Transactions or Warrant Transactions prior to making any such response, and SanDisk shall promptly respond to any reasonable questions from, and reflect any reasonable comments made by, Western Digital or its counsel with respect thereto prior to making any such response.

Prior to the Effective Time, SanDisk will take all such actions as may be required in accordance with, and subject to, the terms of the applicable Bond Hedge Transactions or Warrant Transactions, including the giving of any written notices or communication that may be required in connection with the Merger and/or any conversions of the Convertible Notes issued under the applicable Indentures or any adjustment to the respective Conversion Rates (as defined in the applicable Indenture) thereunder or occurring in connection with the transactions contemplated by the Merger Agreement. SanDisk will provide Western Digital and its counsel reasonable opportunity to review and comment on any such written notice or communication prior to the dispatch or making thereof, and SanDisk will promptly respond to any reasonable questions from, and reflect any reasonable comments made by, Western Digital or its counsel with respect thereto prior to the dispatch or making thereof.

For a description of the effect of the Merger on the Convertible Notes and the Bond Hedge Transactions and Warrant Transactions and related considerations, see the sections entitled “Summary—Effect of the Merger on SanDisk’s Convertible Notes”, and “Summary—Effect of the Merger on SanDisk’s Bond Hedge Transactions and Warrant Transactions”.

Employee Matters

Under the Merger Agreement, Western Digital has agreed, subject to applicable legal requirements:

•	to provide to each employee as of the Effective Time for a period of 12 months following the Effective Time (or, if shorter, during an employee’s period of employment) compensation and benefits (exclusive of equity incentive compensation) substantially comparable in the aggregate to the salary and benefits in effect for such employees immediately prior to the Effective Time, provided such obligation does not confer on any employee the right to continued employment or continued receipt of any specific employee benefit;

•	that for each benefit plan, program, practice, policy or arrangement maintained by Western Digital or its subsidiaries following the Effective Time (a “Western Digital Plan”), except to the extent necessary to avoid duplication of benefits, for purposes of determining eligibility to participate, vesting and accrual of benefits (solely, with respect to accrual, for purposes of determining vacation and severance benefits), service with SanDisk and its subsidiaries (or predecessor employers to the extent SanDisk provides past service credit) will be treated as service with Western Digital and its subsidiaries. Each applicable Western Digital Plan will waive eligibility waiting periods and pre-existing condition limitations to the extent permitted by applicable Law and the terms of the applicable Western Digital Plan and to the extent waived thereunder; and

•	that with respect to the annual cash incentive awards for fiscal year 2016, Western Digital will pay out such awards in the ordinary course of business consistent with past practice based upon actual performance and prorated through the closing date, provided that, in the event an employee’s employment is terminated other than for grounds constituting “cause”, as defined in confidential disclosure schedules SanDisk delivered to Western Digital, such bonus shall be paid no later than thirty days following such termination.

In addition, any 401(k) plans maintained by SanDisk or any of its subsidiaries will be terminated effective as of the day prior to the closing date and as soon as practicable following receipt of a favorable determination letter from the IRS, the assets thereof will be distributed to the participants, and Western Digital will, to the extent permitted by Western Digital’s applicable 401(k) plan, permit eligible employees who are then actively employed to make rollover contributions of “eligible rollover distributions” in the form of cash, in an amount equal to the full account balance distributed to such employee from the applicable SanDisk 401(k) plan to the applicable Western Digital 401(k) plan.

SanDisk’s employee stock purchase plans will continue to be operated in accordance with their terms and past practice prior to the closing of the Merger; provided that immediately prior to the closing all outstanding purchase rights then in effect will be automatically exercised by applying all participant payroll deductions to the purchase of whole shares of SanDisk common stock at a price determined pursuant to the terms of SanDisk’s employee stock purchase plans.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, the Surviving Corporation will, and Western Digital will cause the Surviving Corporation to, indemnify and hold harmless, and promptly provide advancement of expenses to, the individuals who at any time prior to the Effective Time were directors or officers of SanDisk or any of its present or former subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities in connection with actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) to the fullest extent permitted by law and by the bylaws of SanDisk and the Surviving Corporation. After the Effective Time, Western Digital and the Surviving Corporation will fulfill and honor to the maximum extent permitted by applicable law, all rights to exculpation or indemnification for acts or omissions occurring prior to the Effective Time existing as of the Effective Time in favor of directors and officers of SanDisk, its subsidiaries or any of their predecessors in their capacity as officers or directors and the heirs, executors, trustees, fiduciaries and administrators of such officer or director, as provided in SanDisk’s or each of its subsidiaries’ respective certificate of incorporation and bylaws (or comparable organizational or governing documents) or in any agreement.

In addition, prior to the Effective Time, SanDisk will, or, if SanDisk is unable to, Western Digital will cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of SanDisk’s existing directors’ and officers’ insurance policies and SanDisk’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as SanDisk’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as SanDisk’s existing policies. If SanDisk or the Surviving Corporation fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation will either continue SanDisk’s current policies or provide comparable policies, in each case, for at least six years in an amount and scope at least as favorable as SanDisk’s existing policies, or, if substantially equivalent insurance coverage is unavailable, the best available coverage, except that Western Digital and the Surviving Corporation will not be required to pay an annual premium for the directors’ and officers’ liability insurance in excess of 300% of the annual premium currently paid by SanDisk for such insurance.

Efforts to Complete the Merger

Except as described below with respect to antitrust laws and Section 721 of the Defense Production Act of 1950, as amended (the “DPA”), SanDisk, Western Digital and Merger Sub have each agreed to use their reasonable best efforts to:

•	take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as reasonably practicable;

•

obtain from any governmental entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders and send any notices, in each case, which are required to be obtained, made or sent by SanDisk or Western Digital or any of their respective subsidiaries in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby; provided, that none of SanDisk or its subsidiaries will be required to (nor, without the prior written consent of Western Digital, may) make or agree to make any payment or accept any material conditions or obligations, including amendments to existing conditions and obligations;

•	as promptly as practicable, make all necessary filings and notifications, and thereafter make any other required submissions and applications with respect to the Merger Agreement and the Merger required under any applicable law; and

•	execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement.

In connection with antitrust laws, SanDisk, Western Digital and Merger Sub have agreed (unless otherwise noted):

•	to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement as promptly as practicable and in any event within 15 business days of the date of Merger Agreement;

•	to make all other filings required by any other applicable antitrust laws prior to the expiration of any applicable legal deadline and in any event within 45 calendar days of the date of Merger Agreement;

•	Western Digital will have the right to direct, lead and make final decisions regarding (A) all communications with any governmental entity and (B) timing and strategy with respect to all consents, clearances and approvals required under or in connection with the HSR Act and any other antitrust laws in connection with the transactions contemplated by the Merger Agreement, subject to prior consultation with, and good faith consideration of the views of, SanDisk;

•	SanDisk and Western Digital each agreed to use their respective reasonable best efforts to enable the expiration of all waiting periods, and to obtain any consents, clearances, or approvals required, under, or in connection with, antitrust laws, including by:

•	promptly complying with or modifying any requests for additional information by any governmental entity;

•	contesting, defending, and appealing any threatened or pending preliminary or permanent injunction or other order, decree, or ruling or statute, rule, regulation, or executive order that would adversely affect the ability of any party to the Merger Agreement to consummate the transactions contemplated thereby; and

•	if necessary to obtain clearance by any governmental entity before the Termination Date (subject to Western Digital’s right to direct the antitrust process described above) offering, negotiating, committing to, and effecting the sale, divestiture, license, hold separate, or other disposition of share capital, assets, rights (including intellectual property rights), technology, products, or businesses (collectively, “Assets”) of Western Digital, SanDisk and their respective subsidiaries and any other restrictions on or requirements applicable to the activities of Western Digital, SanDisk and their respective subsidiaries, in each case only to the extent consistent with and required by the obligation to use reasonable best efforts;

provided, however, that in no event shall Western Digital be required to agree to the divestiture of any Assets other than Assets of SanDisk and its subsidiaries that collectively generated revenues for the year ended December 29, 2013, not in excess of $250 million in the aggregate; provided, further, that SanDisk shall not and shall cause its subsidiaries not to take any of the actions in the last bullet point above without the prior written consent of Western Digital.

During the period from the date of the Merger Agreement until the Effective Time (subject to exceptions as set forth in the Merger Agreement), none of Western Digital, SanDisk, or any of their respective subsidiaries will acquire, or agree to acquire, any corporation, partnership or other business organization or equity interest therein or division thereof (whether by merger, amalgamation, consolidation or other business combination, sale of assets, sale of share capital, tender offer or exchange offer or similar transaction) or to undertake any joint venture or other business combination transaction that would reasonably be expected to (A) cause any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of the Merger, in connection with, or in compliance with, the HSR Act and other antitrust laws or, if applicable, CFIUS, or the expiration or termination of any applicable waiting period thereof, or (B) otherwise materially delay, prevent or impede the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

With respect to the DPA, if the Unis Investment is a “covered transaction” for CFIUS purposes and the Unis SPA has not been terminated, each of SanDisk, Western Digital and Merger Sub will, and will cause its affiliates to, use reasonable best efforts to obtain (a) a written determination from CFIUS that the transactions contemplated by the Merger Agreement are not subject to the DPA, (b) a written notice issued by CFIUS that it has determined that there are no unresolved national security concerns with respect to the transactions contemplated by the Merger Agreement, and has concluded all action under the DPA or (c) if CFIUS has sent a report to the President of the United States requesting the President’s decision pursuant to the DPA with respect to the transactions contemplated by the Merger Agreement, then (i) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by the Merger Agreement or (ii) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after fifteen days from the date the President received such report from CFIUS (the “CFIUS Approval”). Such reasonable best efforts will include (a) engaging in prefiling discussions with CFIUS or its member agencies, (b) promptly making any draft and final filings required in connection with the CFIUS Approval in accordance with the DPA and (c) providing any information reasonably requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the transactions contemplated by the Merger Agreement. If the Unis Investment is not a “covered transaction” for CFIUS purposes, but CFIUS requests or requires a filing with respect to the Merger, then each of SanDisk, Western Digital and Merger Sub will, and will cause its affiliates to, use reasonable best efforts to obtain the CFIUS Approval.

Other Covenants

The Merger Agreement contains certain other covenants, including regarding filings to be made with the SEC and other governmental filings, obtaining consents, notification of certain matters, access to information, performing their respective obligations regarding public announcements, using reasonable best efforts to cause the shares of Western Digital common stock to be issued as part of the Merger Consideration to be approved for listing on NASDAQ and cooperation between Western Digital and SanDisk regarding any litigation related to the transactions contemplated by the Merger Agreement.

Conditions to Completion of the Merger

The completion of the Merger depends upon the satisfaction or waiver of a number of conditions, which, to the extent permitted by applicable laws and as described below, may be waived by Western Digital, Merger Sub and SanDisk, as applicable.

The following conditions must be satisfied or mutually waived before Western Digital, Merger Sub or SanDisk is obligated to complete the Merger:

•	the SanDisk Stockholder Approval has been obtained;

•	if the Unis Closing Date has not occurred or the Unis SPA has been terminated, the NASDAQ Stock Issuance Proposal (as defined in “The Merger Agreement—Stockholder Meetings; Proxy Statement/Prospectus”) has been approved by the Western Digital stockholders;

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no governmental authority having jurisdiction over SanDisk, Western Digital or Merger Sub, any of their respective significant subsidiaries or any of their or their respective significant subsidiaries’

business properties or assets material to SanDisk and its subsidiaries, taken as a whole or to Western Digital, Merger Sub and their respective subsidiaries, taken as a whole (“Applicable Governmental Entity”) has (i) issued an order, decree or ruling or taken any other material action enjoining or otherwise prohibiting consummation of the Merger substantially on the terms contemplated by the Merger Agreement which remains in effect and (ii) no law has been enacted or promulgated by any Applicable Governmental Entity that makes consummation of the Merger illegal and remains in effect;

•	there shall not be pending by any Applicable Governmental Entity any proceeding that seeks to enjoin or otherwise prohibit consummation of the Merger;

•	the waiting period (and any extensions thereof) applicable to the consummation of the Merger under the HSR Act will have expired or otherwise been terminated, and all consents, approvals or clearances under applicable antitrust laws in the People’s Republic of China, the European Union, Japan, South Africa, South Korea, Taiwan and Turkey have been obtained;

•	the Registration Statement of which this joint proxy statement/prospectus is a part has been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of such Registration Statement has been issued by the SEC and no proceedings for that purpose have been initiated or threatened in writing by the SEC that have not been withdrawn;

•	the shares of Western Digital common stock issuable in the Merger have been authorized for listing on NASDAQ upon official notice of issuance; and

•	if the Unis Investment is a “covered transaction” for CFIUS purposes and the Unis SPA has not been terminated or if CFIUS has requested or required a filing with respect to the Merger, the CFIUS Approval shall have been obtained.

The obligations of Western Digital and Merger Sub to consummate the Merger are also conditioned on the satisfaction or waiver of the following conditions:

•	certain representations and warranties made by SanDisk in the Merger Agreement relating to capitalization are true and correct except for de minimis inaccuracies as of the date of the Merger Agreement and as of the date of the closing (other than representations and warranties which address matters only as of a particular date, which will be true and correct except for de minimis inaccuracies only as of such date);

•	certain representations and warranties made by SanDisk in the Merger Agreement relating to organization, authority, voting requirements and the recommendation of SanDisk’s board of directors are true and correct in all respects as of the date of the Merger Agreement and as of the date of the closing (other than representations and warranties which address matters only as of a particular date, which will be true and correct in all respects only as of such date);

•	certain representations and warranties made by SanDisk in the Merger Agreement relating to the absence of a SanDisk Material Adverse Effect are true and correct as of the date of the Merger Agreement and as of the date of the closing (other than that clause of the SanDisk Material Adverse Effect definition relating to SanDisk’s ability to consummate the transactions contemplated by the Merger Agreement);

•	the remaining representations and warranties made by SanDisk in the Merger Agreement are true and correct as of the date of the Merger Agreement and as of the date of the closing (other than representations and warranties which address matters only as of a particular date, which will be true and correct only as of such date), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality”, “SanDisk Material Adverse Effect” or similar qualifications) would not constitute a SanDisk Material Adverse Effect;

•	SanDisk has performed or complied with in all material respects its obligations under the Merger Agreement required to be performed and complied with by SanDisk at or prior to the closing;

•	Western Digital has received a certificate dated as of the closing date and signed by an authorized officer of SanDisk to the effect that the foregoing conditions have been satisfied; and

•	since the date of the Merger Agreement, no SanDisk Material Adverse Effect has occurred that is continuing; provided that that clause of the SanDisk Material Adverse Effect definition relating to SanDisk’s ability to consummate the transactions contemplated by the Merger Agreement is excluded for purposes of determining the satisfaction of this condition.

The obligations of SanDisk to consummate the Merger are also conditioned on the satisfaction or waiver of the following conditions:

•	if the Unis Closing Date has not occurred, certain representations and warranties made by Western Digital and Merger Sub in the Merger Agreement relating to capitalization are true and correct except for de minimis inaccuracies as of the date of the Merger Agreement and as of the date of the closing (other than representations and warranties which address matters only as of a particular date, which will be true and correct except for de minimis inaccuracies only as of such date);

•	certain representations and warranties made by Western Digital and Merger Sub in the Merger Agreement relating to organization, authority, voting requirements and the recommendation of Western Digital’s board of directors are true and correct in all respects as of the date of the Merger Agreement and (except for those relating to the recommendation of Western Digital’s board of directors if the Unis Closing Date has occurred) as of the date of the closing (other than representations and warranties which address matters only as of a particular date, which will be true and correct in all respects only as of such date);

•	if the Unis Closing Date has not occurred, certain representations and warranties made by Western Digital and Merger Sub in the Merger Agreement relating to the absence of a Western Digital Material Adverse Effect are true and correct as of the date of the Merger Agreement and as of the date of the closing (other than that clause of the Western Digital Material Adverse Effect definition relating to Western Digital’s ability to consummate the transactions contemplated by the Merger Agreement);

•	if the Unis Closing Date has not occurred, certain representations and warranties made by Western Digital and Merger Sub in the Merger Agreement relating to organization, absence of certain changes, litigation, undisclosed liabilities, compliance with law, intellectual property, taxes and environmental matters are true and correct (without giving effect to any limitation as to “materiality”, “Western Digital Material Adverse Effect” or similar qualifications) as of the date of the Merger Agreement and as of the date of the closing (other than representations and warranties which address matters only as of a particular date, which will be true and correct only as of such date), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality”, “Western Digital Material Adverse Effect” or similar qualifications) would not constitute a Western Digital Material Adverse Effect;

•	the remaining representations and warranties made by Western Digital and Merger Sub in the Merger Agreement are true and correct as of the date of the Merger Agreement and as of the date of the closing (other than representations and warranties which address matters only as of a particular date, which will be true and correct only as of such date), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality”, “Western Digital Material Adverse Effect” or similar qualifications) would not constitute a Western Digital Material Adverse Effect;

•	each of Western Digital and Merger Sub has performed or complied with in all material respects its obligations under the Merger Agreement required to be performed and complied with by Western Digital or Merger Sub, as the case may be, at or prior to the closing;

•	SanDisk has received a certificate dated as of the closing date and signed by an authorized officer of Western Digital to the effect that the foregoing conditions have been satisfied; and

•	since the date of the Merger Agreement, no Western Digital Material Adverse Effect shall have occurred that is continuing; provided that that clause of the Western Digital Material Adverse Effect definition relating to Western Digital’s ability to consummate the transactions contemplated by the Merger Agreement is excluded for purposes of determining the satisfaction of this condition.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the closing in the following ways:

•	by the mutual consent of Western Digital and SanDisk;

•	by either Western Digital or SanDisk, if the Merger has not occurred on or prior to 11:59 p.m. New York City time on October 21, 2016 or 11:59 p.m. New York City time on January 21, 2017, if extended by either Western Digital or SanDisk if the conditions related to (i) orders or rulings relating to antitrust laws that enjoin or prohibit the consummation of the Merger or (ii) the receipt of all required approvals from governmental authorities relating to antitrust have not been satisfied (the “Termination Date”), except that the right to so terminate the Merger Agreement will not be available to Western Digital or SanDisk if its material breach of the Merger Agreement is the cause of or resulted in the failure of the Merger to occur on or prior to such date;

•	by either Western Digital or SanDisk, if any Applicable Governmental Entity has issued an order, decree or ruling or taken any other action enjoining or otherwise prohibiting consummation of the Merger substantially on the terms contemplated by the Merger Agreement, and such order, decree, ruling or other action has become final and non-appealable, except that the right to so terminate the Merger Agreement will not be available to Western Digital or SanDisk if its failed to comply with its obligations relating to its antitrust efforts pursuant to the Merger Agreement;

•	by either Western Digital or SanDisk, if the SanDisk Stockholder Approval is not obtained by the conclusion of the SanDisk Stockholder Meeting duly convened therefor (including any and all adjournments or postponements thereof);

•	by either Western Digital or SanDisk, if the Unis Closing Date has not occurred or the Unis SPA has been terminated and the Western Digital Stockholder Approval shall not have been obtained by the conclusion of the Western Digital Stockholder Meeting duly convened therefor (including any and all adjournments or postponements thereof), provided that the right to terminate the Merger Agreement pursuant to this bullet point will not be available prior to the earlier of March 3, 2016 and the date of the termination of the Unis Investment;

•	by SanDisk, (i) if Western Digital or Merger Sub breaches any of their covenants or agreements under the Merger Agreement, or if any representation or warranty of Western Digital or Merger Sub is untrue, which breach or failure to be true would cause the conditions precedent to SanDisk’s obligations under the Merger Agreement not to be satisfied and is incapable of being cured by Western Digital at least five business days prior to the Termination Date or, if capable of being cured, has not been cured by Western Digital prior to the earlier to occur of (x) five business days prior to such Termination Date and (y) 30 calendar days following receipt of written notice of such breach or failure to perform from SanDisk, and SanDisk has not failed to perform in any material respect any of its obligations under the Merger Agreement and is not in breach of any of the conditions precedent to Western Digital’s obligations to close under the Merger Agreement relating to SanDisk’s representations and warranties, (ii) in order to accept a SanDisk Superior Proposal in accordance with the Merger Agreement or (iii) if a Western Digital Change of Recommendation occurs, prior to the Western Digital Stockholder Meeting; and

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by Western Digital, (i) if SanDisk breaches any of its covenants or agreements under the Merger Agreement, or if any representation or warranty of SanDisk is untrue, which breach or failure to be true would cause the conditions precedent to Western Digital’s obligations under the Merger Agreement not to be satisfied and is incapable of being cured by SanDisk at least five business days prior to the Termination Date or, if capable of being cured, has not been cured by SanDisk prior to the earlier to occur of (x) five business days prior to such Termination Date and (y) 30 calendar days following receipt of written notice of such breach or failure to perform from Western Digital, and Western Digital has not failed to perform in any material respect any of its obligations under the Merger Agreement and is not in breach of the conditions precedent to SanDisk’s obligations to close under the Merger Agreement relating to Western Digital’s representations and warranties, (ii) in order to accept a Western Digital Superior Proposal in accordance with the Merger Agreement or (iii) if a SanDisk Change of Recommendation occurs, prior to the SanDisk Stockholder Meeting.

Effect of Termination

In the event of a termination as described above, the Merger Agreement will become void and of no effect except for certain sections of the Merger Agreement, including the provisions relating to termination fees. Such termination will not relieve any party to the Merger Agreement of any liability for damages resulting from fraud or a knowing and intentional breach of the Merger Agreement.

Transaction Expenses and Termination Fees

Transaction Expenses

All legal and accounting costs and expenses incurred in connection with the Merger Agreement and the transactions thereunder will be paid by the party incurring such costs and expenses, whether or not the Merger or any of the other transactions contemplated by the Merger Agreement are consummated.

Termination Fees

Under the Merger Agreement, SanDisk will be required to pay Western Digital a termination fee of approximately $553.3 million if the Merger Agreement is terminated:

•	by SanDisk, in order to accept a SanDisk Superior Proposal in compliance with the Merger Agreement;

•	by SanDisk, if (i) the Merger has not occurred by the Termination Date, (ii) there has been publicly disclosed and not irrevocably withdrawn prior to termination of the Merger Agreement a SanDisk Acquisition Proposal and within 12 months after such termination, either (A) SanDisk enters into a definitive agreement providing for any acquisition of (1) 50% or more of the outstanding shares of SanDisk common stock pursuant to a Merger, amalgamation, consolidation or other business combination, sale of shares, tender offer or exchange offer or similar transaction or (2) all or substantially all of the assets of SanDisk and its subsidiaries, taken as a whole (any transaction matching the description contained in (1) or (2), a “SanDisk Qualifying Transaction”) that is later consummated or (B) a SanDisk Qualifying Transaction is consummated;

•	by either Western Digital or SanDisk, if (i) the SanDisk Stockholder Approval is not obtained by the conclusion of the SanDisk Stockholder Meeting duly convened therefor, (ii) there has been publicly disclosed and not irrevocably withdrawn prior to the time of the SanDisk Stockholder Meeting, a SanDisk Acquisition Proposal and within 12 months after such termination, either (A) SanDisk enters into a definitive agreement with respect to a SanDisk Qualifying Transaction that is later consummated or (B) a SanDisk Qualifying Transaction is consummated; or

•	by Western Digital, if a SanDisk Change of Recommendation has occurred prior to the SanDisk Stockholder Meeting.

Under the Merger Agreement, Western Digital will be required to pay SanDisk a termination fee of approximately $553.3 million if the Merger Agreement is terminated:

•	by Western Digital, in order to accept a Western Digital Superior Proposal in compliance with the Merger Agreement;

•	by Western Digital, if (i) the Merger has not occurred by the Termination Date, (ii) there has been publicly disclosed and not withdrawn prior to termination of the Merger Agreement a Western Digital Acquisition Proposal and within 12 months after such termination, either (A) Western Digital enters into a definitive agreement providing for any acquisition of (1) 50% or more of the outstanding shares of Western Digital common stock pursuant to a merger, amalgamation, consolidation or other business combination, sale of shares, tender offer or exchange offer or similar transaction or (2) all or substantially all of the assets of Western Digital and its subsidiaries, taken as a whole (any transaction matching the description contained in (1) or (2), a “Western Digital Qualifying Transaction”) that is later consummated or (B) a Western Digital Qualifying Transaction is consummated;

•	by either Western Digital or SanDisk, if (i) the Unis Closing Date has not occurred or the Unis SPA has been terminated and the Western Digital Stockholder Approval is not obtained by the conclusion of the Western Digital Stockholder Meeting duly convened therefor, (ii) there has been publicly disclosed and not withdrawn prior to the time of the Western Digital Stockholder Meeting, a Western Digital Acquisition Proposal and within 12 months after such termination, either (A) Western Digital enters into a definitive agreement with respect to a Western Digital Qualifying Transaction that is later consummated or (B) a Western Digital Qualifying Transaction is consummated; or

•	by SanDisk, if a Western Digital Change of Recommendation has occurred prior to the Western Digital Stockholder Meeting.

In addition, in the event that either Western Digital or SanDisk terminates the Merger Agreement as a result of the failure to obtain either the SanDisk Stockholder Approval or, if the Unis Closing Date has not occurred or the Unis SPA has been terminated, the Western Digital Stockholder Approval, SanDisk or Western Digital, as the case may be, must pay the other party a fee of approximately $184.4 million (a “No Vote Fee”). Any No Vote Fee paid to the other party by Western Digital or SanDisk may be deducted from any other termination fee subsequently paid by Western Digital or SanDisk.

In the event that either Western Digital or SanDisk terminates the Merger Agreement as a result of the Merger having not been consummated by the Termination Date or if any Applicable Governmental Entity has issued an order, decree or ruling or taken any other action enjoining or otherwise prohibiting consummation of the Merger substantially on the terms contemplated by the Merger Agreement relating to antitrust laws, and such order, decree, ruling or other action has become final and non-appealable, and in each case if, as of the time of such termination all other conditions to closing have been satisfied other than the condition relating to (x) the absence of rulings or orders enjoining or prohibiting the consummation of the merger (which shall not have been satisfied due to the failure to receive any required consent, approval or clearance from a governmental entity or any action by any governmental entity to prevent the Merger for antitrust or competition reasons) or (y) relating to expiration or termination of the waiting period (and any extensions thereof) applicable to the consummation of the Merger under the HSR Act and to the receipt of all other required antitrust approvals, then Western Digital must pay SanDisk a termination fee of approximately $1.06 billion (the “Antitrust Fee”).

The payor of a termination fee shall not be required to pay any termination fee on more than one occasion and Western Digital shall not be required to pay both the Antitrust Fee and any other termination fee. In the event that a termination fee is paid, upon payment, the payor will have no further liability to the payee with respect to the Merger Agreement or the transactions contemplated thereby, except that the payor is not released from liability for fraud or a knowing and intentional breach of the Merger Agreement.

Specific Performance; Remedies

The parties to the Merger Agreement have acknowledged and agreed that each would be irreparably harmed if any party fails to perform its agreements and covenants under the Merger Agreement for which money damages, even if available, would not be an adequate remedy at law. Accordingly, each party is entitled to injunctive relief to prevent breaches of the Merger Agreement, to enforce specifically the terms and provisions of the Merger Agreement and to compel performance of such party’s obligations, all of which are in addition to any other remedy to which any party is entitled under Merger Agreement; provided that under no circumstances will (i) SanDisk be permitted or entitled to receive a grant of specific performance to require Western Digital or Merger Sub to consummate the closing if it has received payment of a termination fee as set forth in the Merger Agreement or (ii) Western Digital or Merger Sub be permitted or entitled to receive a grant of specific performance to require SanDisk to consummate the closing if it has received payment of a termination fee as set forth in the Merger Agreement. The parties also agreed to waive any requirement for the securing or posting of any bond in connection with the obtaining of such injunctive relief and that such remedy will be in addition to any other remedy to which a party is entitled at law or in equity.

Without limiting the rights of Western Digital and Merger Sub (or following the Effective Time, the Surviving Corporation) under the Debt Commitment Letter, SanDisk has acknowledged and agreed that none of the Financing Sources (or any of their respective former, current or future direct or indirect equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers, general or limited partners, attorneys or other representatives, or any of their respective successors, or assigns or any of the former, current or future direct or indirect equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers, general or limited partners, attorneys or other representatives or successors or assigns of any of the foregoing) shall have any liability or obligation to SanDisk or any of its affiliates (whether at law, in equity, in contract, in tort or otherwise) relating to or arising out of the Merger Agreement, under the Debt Commitment Letter, any definitive agreements with respect to the Debt Commitment Letter or the transactions contemplated thereby.

In the event of Western Digital or Merger Sub’s fraud or knowing and intentional breach of the Merger Agreement, damages to SanDisk include, to the extent proven, the loss of the benefit of the bargain to SanDisk’s stockholders.

Amendment; Waiver

Subject to applicable law, the Merger Agreement may be amended, modified and supplemented, whether before or after any vote of the stockholders of SanDisk or Western Digital, by written agreement signed by each of the parties to the Merger Agreement, except that after the approval of the Merger Agreement by the stockholder of SanDisk or Western Digital, no such amendment, modification or supplement will change the Merger Consideration or adversely affect the rights of SanDisk’s stockholders or Western Digital’s stockholders without the approval of such stockholders. The sections of the Merger Agreement with respect to the effect of termination, third-party beneficiaries, governing law, jurisdiction, specific performance, waiver of jury trial and amendment may not be modified, waived or terminated by the parties in a manner that is adverse in any respect to the Financing Sources without the prior written consent of the adversely affected Financing Sources.

Except as otherwise provided in the Merger Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition in the Merger Agreement may be waived by the party or the parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Third-Party Beneficiaries

Except (i) for the rights of the holders of shares of SanDisk common stock to receive the Merger Consideration and the rights of the holders of SanDisk’s stock options and restricted stock units to receive the Merger Consideration, the converted SanDisk options or the Converted RSUs, as the case may be, following the Effective Time in accordance with the Merger Agreement, (ii) as provided in the Merger Agreement with respect to director and officer indemnification obligations, and (iii) with respect to the financing cooperation section of the Merger Agreement which is intended for the benefit of the financing indemnitees and the Financing Sources with respect to the sections of the Merger Agreement regarding third-party beneficiaries, amendment and modification, governing law, jurisdiction, specific performance and waiver of jury trial, the Merger Agreement is not intended to confer upon any person other than the parties thereto any rights, benefits, remedies, obligations or liabilities thereunder.

Governing Law

The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule that would cause application of the laws of any jurisdiction other than the State of Delaware, except that each of the parties to the Merger Agreement agreed that any and all claims or causes of action (whether civil, criminal or administrative and whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to the Debt Financing (including any claim, controversy or dispute against or involving any Financing Source, including their respective successors or assigns) will be governed by and construed in accordance with the laws of the State of New York (except as otherwise provided in the Debt Commitment Letter) without giving effect to any choice of law or conflicts of laws rules or provisions that would cause the application of the laws of any jurisdiction other than the State of New York; provided that, notwithstanding the foregoing, the parties agreed that any proceeding with respect to the Debt Financing, any Financing Source or the Debt Commitment Letter involving (i) the interpretation of the definition of “SanDisk Material Adverse Effect” (and whether or not a SanDisk Material Adverse Effect has occurred), (ii) the determination of the accuracy of any Acquisition Agreement Representation (as defined in the Debt Commitment Letter) and whether as a result of any inaccuracy thereof Western Digital and/or Merger Sub have the right to terminate its obligations under the Merger Agreement or decline to consummate the Merger and (iii) the determination of whether the Merger has been consummated in accordance with the terms of the Merger Agreement, in each case shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

INFORMATION ABOUT WESTERN DIGITAL

Western Digital is a leading developer, manufacturer and provider of data storage solutions that enable consumers, businesses, governments and other organizations to create, manage, experience and preserve digital content. Western Digital’s product portfolio includes hard disk drives, solid state drives, direct attached storage solutions, personal cloud network attached storage solutions, and public and private cloud data center storage solutions. HDDs are Western Digital’s principal products and are today’s primary storage medium for the vast majority of digital content, with the use of solid-state storage products growing rapidly. Western Digital’s products are marketed under the HGST and WD product brand names.

MOFCOM Decision

In connection with the regulatory approval process of the Hitachi Global Storage Technologies Holdings Pte. Ltd. acquisition, which closed on March 8, 2012, Western Digital agreed to certain conditions required by MOFCOM, the competition regulator in China responsible for approving transactions such as the Merger. These conditions include adopting measures to maintain HGST as an independent competitor until MOFCOM agreed otherwise. Accordingly, since March 2012, Western Digital has operated our global business through two independent subsidiaries—HGST and WD. In March 2014, Western Digital submitted an application to MOFCOM to lift the condition it imposed on Western Digital to operate these businesses separately. On October 19, 2015, MOFCOM issued a decision in response to Western Digital’s application that permits Western Digital to integrate its HGST and WD subsidiaries, except that Western Digital committed to maintain two sales teams that will separately offer products under the WD or HGST product brand names for two years from the date of the decision. Western Digital began integration planning activities immediately following the MOFCOM decision and integration is expected to occur in phases through October 2017.

Unis Investment

As publicly announced by Western Digital in Western Digital’s Current Report on Form 8-K filed on September 30, 2015, Western Digital entered into a stock purchase agreement with the Unis Investor, and the Unis Guarantor pursuant to which Western Digital agreed to issue and sell to the Unis Investor 40,814,802 shares of Western Digital common stock, $0.01 par value per share for $92.50 per share, for an aggregate purchase price of approximately $3.775 billion, and the Unis Guarantor agreed to guarantee the payment and performance of the Unis Investor’s obligations therein. The obligations of Western Digital and the Unis Parties to cause the Unis Closing to occur are subject to certain regulatory and other conditions as described in Western Digital’s public filings, including clearing the CFIUS process and the receipt of certain other requisite regulatory approvals. The proceeds of the Unis Investment will be used to help fund the Base Cash Consideration. However, the closing of the Unis Investment is not conditioned upon the closing of the Merger and the closing of the Merger is not conditioned upon the closing of the Unis Investment.

At the closing of the Unis Investment, Western Digital, and the Unis Parties would enter into the Investor Rights Agreement. Under the Investor Rights Agreement, as long as the Unis Parties hold more than 10% of the issued and outstanding shares of common stock of Western Digital, the Unis Investor will have the right to nominate one representative for election to the board of directors of Western Digital. In addition, until the later of such time as the Unis Parties hold less than 5% of the total voting power of Western Digital and six months following the date on which the Unis Investor is no longer entitled to nominate a representative for election to the board of directors of Western Digital, each of the Unis Parties has agreed to vote its shares in accordance with the recommendation of the board of directors of Western Digital on various matters submitted to a vote of the Western Digital stockholders, including, among other things, matters relating to the election of directors, business combination transactions, the issuance of indebtedness and compensation matters. Otherwise, the Unis Parties may vote such shares in their discretion. Further, under the Investor Rights Agreement, the Unis Parties will be subject to a customary standstill restriction which, among other things, generally prohibits the Unis Parties from purchasing additional securities of Western Digital beyond the 15% ownership level acquired under the Unis SPA. The standstill terminates at the latest to occur of the fifth anniversary of closing, such time as the Unis Parties hold less than 5% of Western Digital’s voting securities and three months following the date on which the Unis Investor is no longer entitled to nominate a representative for election to the board of directors of Western Digital. In addition, the Unis Parties have agreed to a lock-up restriction such that the Unis Parties will not sell the Western Digital common stock for a period of five years following the closing, subject to certain exceptions, including the elimination of the lock-up restriction for 2.5% of such Western Digital common stock purchased by the Unis Parties on the six-month anniversary following the closing, and an additional 5%, 15%, 20% and 27.5% of such Western Digital common stock on each of the first, second, third and fourth year anniversaries, respectively, following the closing. The Unis Investor will have certain registration rights under the Investor Rights Agreement with respect to the Western Digital common stock.

The principal executive office of Western Digital is located at 3355 Michelson Drive, Suite 100, Irvine, California 92612 and its telephone number is (949) 672-2000. Western Digital was founded in 1970 as a specialized semiconductor manufacturer and since entering the hard drive industry in 1988, its WD subsidiary has been a technology standard-setter in the industry’s highest volume markets. HGST, a provider of high-value storage in enterprise markets, was acquired by Western Digital in March 2012. HGST was founded in 2003 through the combination of the HDD businesses of International Business Machines Corporation, the inventor of the HDD, and Hitachi, Ltd. (“Hitachi”). As of July 3, 2015, Western Digital had approximately 9,700 engineers and one of the industry’s largest patent portfolios with more than 7,000 active patents worldwide.

Additional information about Western Digital and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” for more information.

INFORMATION ABOUT MERGER SUB

Merger Sub, a direct wholly owned subsidiary of Western Digital Technologies, Inc., which is a direct wholly owned subsidiary of Western Digital, is a Delaware corporation that was formed on October 19, 2015, for the purpose of effecting the Merger. In the Merger, Merger Sub will be merged with and into SanDisk, with SanDisk surviving as an indirect subsidiary of Western Digital.

INFORMATION ABOUT SANDISK

SanDisk is a global leader in NAND flash storage solutions. SanDisk sells its products globally to commercial and retail customers. SanDisk designs, develops and manufactures data storage solutions in a variety of form factors using flash memory, controller, firmware and software technologies. SanDisk’s solutions include client solid state drives (“SSDs”), enterprise SSDs and solutions, embedded products, removable cards, universal serial bus drives, wireless media drives, digital media players, and wafers and components. SanDisk’s SSD products are used in both client computing platforms and enterprise data centers and provide high-speed, high-capacity storage solutions that can be used in lieu of hard disk drives. SanDisk’s embedded flash products are used in mobile phones, tablets, notebooks, computing platforms, imaging devices, and many other products. SanDisk’s removable cards are used in a wide range of applications such as mobile phones, tablets, digital cameras, gaming devices, personal computers, automobiles and many other products.

SanDisk’s common stock is traded on NASDAQ under the symbol “SNDK”. Following the Merger, SanDisk’s common stock will be delisted from NASDAQ.

SanDisk was incorporated under the laws of the State of Delaware in June 1988. The address of SanDisk’s principal executive office is 951 SanDisk Drive, Milpitas, California 95035, and its telephone number is (408) 801-1000. Additional information about SanDisk and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” for more information.

COMPARISON OF RIGHTS OF STOCKHOLDERS

Pursuant to the Merger, holders of shares of SanDisk common stock will receive, in addition to the cash portion of the Merger Consideration, shares of Western Digital common stock in exchange for their shares of SanDisk common stock. SanDisk and Western Digital are organized under the laws of the State of Delaware. The rights of holders of each company’s common stock are governed by Delaware law, including the DGCL, as well as the company’s constituent documents. Differences in the rights of holders of SanDisk capital stock and Western Digital capital stock arise primarily from differences between their charters and bylaws. This section summarizes the material differences between the rights of SanDisk stockholders and the rights of Western Digital stockholders.

The following summary is not a complete statement of the rights of stockholders of either of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL and Western Digital’s and SanDisk’s constituent documents, which you are urged to read carefully. Copies of the companies’ constituent documents have been filed with the SEC. To find out where you can get copies of these documents, see the section captioned “Where You Can Find More Information”.

	Western Digital	SanDisk
Authorized Capital Stock

Western Digital’s certificate of incorporation as amended authorizes the issuance of 455,000,000 shares, consisting of two classes: 450,000,000 shares of common stock, par value of $0.01, and 5,000,000 shares of preferred stock, par value of $0.01 per share.

The Western Digital board of directors is authorized to issue the preferred shares in one or more series, to fix the number of shares of any such series, and to fix the designation of any such series as well as the preferences, limitations, and rights of the preferred shares.

SanDisk’s certificate of incorporation as amended authorizes the issuance of 804,000,000 shares, consisting of two classes: 800,000,000 shares of common stock, par value $0.001 per share, and 4,000,000 shares of preferred stock, par value $0.001 per share.

The SanDisk board of directors is authorized to fix or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any series of preferred stock, and the number of shares constituting any such series and the designation thereof, or of any of them.

Number of Directors	Western Digital’s board of directors currently has nine members. Western Digital’s bylaws provide that the board of directors shall consist of one or more members, the exact number thereof to be determined from time to time by resolution of the board of directors.	SanDisk’s board of directors currently has eight members. SanDisk’s bylaws provide that the number of directors shall be nine.

Removal of Directors and Vacancies on the Board of Directors	Western Digital’s bylaws provide that, except as otherwise provided by the certificate of incorporation or applicable law, any director may be removed at any time, either with or without cause, by the affirmative vote of the stockholders then entitled to vote at an election of directors having a majority of the voting power of	SanDisk’s bylaws provide that unless otherwise restricted by the certificate of incorporation or by law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

	Western Digital	SanDisk

this corporation given at an annual meeting or a special meeting of the stockholders called for such purpose.

Western Digital’s bylaws provide that any vacancy in the board of directors may be filled by vote of the majority of the remaining directors, although less than a quorum, or by a plurality of the votes cast at a meeting of stockholders. Each director so chosen to fill a vacancy shall hold office until his or her successor shall have been elected and shall qualify or until he or she shall resign or shall have been duly removed.

SanDisk’s bylaws provide that vacancies may only be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, except that in the event a director is removed by the stockholders for cause, the stockholders shall be entitled to fill the vacancy created as a result of such removal. The directors so chosen shall serve for the remainder of the term of the vacated directorships being filled and until their successors are duly elected and shall qualify, unless sooner displaced.

Stockholder Action by Written Consent	Western Digital’s certificate of incorporation provides that no action required to be taken or which may be taken at any annual or special meeting of stockholders of the corporation may be taken without a meeting, and the power of stockholders to consent in writing without a meeting to the taking of any action is specifically denied.	SanDisk’s bylaws provide that, subject to requirements specified in the bylaws, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Voting Rights	Western Digital’s bylaws provide that each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of duly registered stock held by such stockholder which has voting power upon the matter in question, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period. Shares of its own stock belonging to the corporation shall neither be entitled to vote nor be counted for quorum purposes. Persons holding stock of the corporation in a fiduciary capacity shall be entitled to vote such stock.

SanDisk’s bylaws provide that each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period.

When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by

	Western Digital	SanDisk
	When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy and entitled to vote thereon shall decide any question brought before such meeting, unless otherwise explicitly required by the bylaws, certificate of incorporation, or law.	express provision of the certificate of incorporation, the bylaws, the rules or regulations of any stock exchange applicable to the corporation, or applicable law or pursuant to any regulation applicable to the corporation or its securities, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Amendments to Bylaws	In general, Western Digital’s bylaws may be altered, amended or repealed, and new bylaws may be adopted, (i) by the board of directors, by vote of a majority of the number of directors then in office as directors, acting at any duly called and held meeting of the board of directors, or (ii) by the stockholders, provided that notice of such proposed amendment, modification, repeal or adoption is given in the notice of special meeting. To the extent permitted by law, any bylaws made or altered by the stockholders may be altered or repealed by either the board of directors or the stockholders	SanDisk’s certificate of incorporation provides that, in furtherance and not in limitation of the powers conferred by statute, the SanDisk board of directors is expressly authorized to make, repeal, alter, amend, and rescind any or all of the corporation’s bylaws. SanDisk’s bylaws may also be altered, amended or repealed or new bylaws may be adopted by SanDisk’s stockholders or by SanDisk’s board of directors, at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors if notice of such alteration, amendment, repeal or adoption of new bylaws is contained in the notice of such special meeting. If the power to adopt, amend or repeal bylaws is conferred upon SanDisk’s board of directors by SanDisk’s certificate of incorporation, it shall not divest or limit the power of the stockholders to adopt, amend or repeal bylaws.

Special Meetings of Stockholders	Western Digital’s bylaws provide that special meetings of the stockholders may be called at any time by the board of directors, the Chairman of the Board or the President.	SanDisk’s bylaws provide that special meetings of the stockholders may be called by the Chief Executive Officer or the Chairman of the board of directors and shall be called by the Chief Executive Officer or Secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders owning at least a majority of the entire capital stock of the corporation issued and outstanding and entitled to vote, which shall be delivered to the Secretary. Such request shall state the purpose or purposes of the proposed meeting.

	Western Digital	SanDisk
Stockholder Nominations and Proposals

Western Digital’s bylaws provide that nominations of persons for election to the board of directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders only (A) pursuant to the notice of meeting (or any supplement thereto), (B) by or at the direction of the board of directors or (C) by any stockholder of Western Digital who was a stockholder of record at the time the notice provided for in the bylaws is delivered to the Secretary of Western Digital, who is entitled to vote at the meeting and who complies with the notice procedures (which relate to timing and informational requirements) set forth in the bylaws.

A stockholder’s notice need be delivered to the secretary of Western Digital not later than the close of business on the ninetieth day nor earlier than the close of business on the one hundred twentieth day prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder must be delivered not earlier than the close of business on the one hundred twentieth day prior to such annual meeting and not later than the close of business on the later of the ninetieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made).

Concerning special meetings, only such business shall be conducted as shall have been brought before the meeting pursuant to Western Digital’s notice of meeting. Nominations of persons for election to the board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to Western Digital’s notice of meeting (i) by or at the direction of the board of directors or (ii) provided that the board of directors has

SanDisk’s bylaws provide that nominations of persons for election to the board of directors of SanDisk and the proposal of other business to be considered by SanDisk’s stockholders may be made only at an annual meeting of stockholders and only: (a) pursuant to the corporation’s notice of meeting (or any supplement thereto), (b) by or at the direction of the board of directors or any committee thereof, or (c) by any stockholder of the corporation who (i) was a stockholder of record of the corporation at the time the notice provided for is delivered to the secretary of SanDisk, (ii) is entitled to vote at the meeting, and (iii) complies with the notice procedures (which relate to timing and informational requirements) set forth in the bylaws.

A stockholder’s notice need be delivered to the secretary of SanDisk not later than the close of business on the one hundred twentieth (120th) day nor earlier than the close of business on the one hundred fiftieth (150th) day prior to the first anniversary of the preceding year’s annual meeting. In the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after the first anniversary of the preceding year’s annual meeting, notice by the stockholder must be so delivered not later than the close of business on the later of the one hundred twentieth (120th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation.

Concerning special meetings, only such business shall be conducted as shall have been brought before the meeting pursuant to SanDisk’s notice of meeting. For further information on submission of stockholder proposals, see “Submission of Future Stockholder Proposals”.

	Western Digital	SanDisk
determined that directors shall be elected at such meeting, by any stockholder of Western Digital who is a stockholder of record at the time the notice provided for in the bylaws is delivered to the Secretary of this Corporation, who is entitled to vote at the meeting upon such election and who complies with the notice procedures set forth in the bylaws. For further information on submission of stockholder proposals, see “Submission of Future Stockholder Proposals”.

Dividends	Western Digital’s certificate of incorporation provides that the board of directors is vested with the authority to fix by resolution the dividend rate of any series of shares of preferred stock.	SanDisk’s bylaws provide that dividends upon the capital stock of the corporation may be declared by SanDisk’s board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

Forum for Adjudication of Disputes	Western Digital’s bylaws and certificate of incorporation are silent with regards to the forum for adjudication of disputes.	SanDisk’s bylaws provide that, unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed combined financial statements have been prepared to illustrate the effect of the proposed Merger. The unaudited pro forma condensed combined financial statements have been prepared for informational purposes only and are not necessarily indicative of what the combined company’s condensed consolidated financial position or results of operations actually would have been had the Merger been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined balance sheet gives effect to the Merger as if it had occurred on October 2, 2015 while the unaudited pro forma condensed combined statements of income for the year ended July 3, 2015 and for the three months ended October 2, 2015 each give effect to the Merger as if it had occurred on June 28, 2014, the first day of Western Digital’s fiscal year ended July 3, 2015. The historical financial statements have been adjusted in the pro forma financial statements to give effect to events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statements of income, expected to have a continuing impact on the combined company. The unaudited pro forma condensed combined statements of income do not reflect any non-recurring charges directly related to the Merger that the combined company may incur upon completion of the Merger. Further, because the tax rate used for these pro forma financial statements is an estimated statutory tax rate, it will likely vary from the actual effective rate in periods subsequent to the completion of the Merger.

The Merger will be treated as a business combination for accounting purposes, and Western Digital is the deemed accounting acquirer and SanDisk is the deemed accounting acquiree based on a number of factors considered at the time of the preparation of this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial data have been prepared using the acquisition method of accounting in accordance with ASC 805, “Business Combinations.” The fair value of SanDisk’s identifiable tangible and intangible assets acquired and liabilities assumed are based on preliminary estimates of fair value. In addition, the per share Merger Consideration to be delivered to SanDisk stockholders in connection with the Merger is dependent upon the Unis Closing (see discussion on Unis below) and the Closing Cash Shortfall (if any), and the value of the portion of the per share Merger Consideration to be paid in shares of Western Digital common stock will be determined based on the trading price of Western Digital common stock at the time of completion of the Merger. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial data. Following completion of the Merger, final valuations will be performed and management anticipates that the values assigned to the assets acquired and liabilities assumed will be finalized during the one-year measurement period following the date of completion of the Merger. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

As publicly announced by Western Digital in Western Digital’s Current Report on Form 8-K filed on September 30, 2015, Western Digital entered into a stock purchase agreement with Unis Union Information System Ltd., a Hong Kong corporation, and Unisplendour Corporation Limited, a Chinese corporation, pursuant to which Western Digital agreed to issue and sell to the Unis Investor 40,814,802 shares of Western Digital common stock, $0.01 par value for $92.50 per share, for an aggregate purchase price of approximately $3.775 billion, and the Unis Guarantor agreed to guarantee the payment and performance of the Unis Investor’s obligations therein. The obligations of Western Digital and the Unis Parties to cause the Unis Closing to occur are subject to certain regulatory and other conditions as described in Western Digital’s public filings, including clearing the Committee on Foreign Investment in the United States process and the receipt of certain other requisite regulatory approvals.

The unaudited pro forma condensed combined financial statements have been presented on the assumptions that the Unis Closing has occurred prior to the Effective Time and that there is no Closing Cash Shortfall on the closing date. See Note 6 for sensitivity analyses to show the effect of changes in management’s assumptions with respect to the Unis Closing and Closing Cash Shortfall.

As of the date of this proxy statement/prospectus, Western Digital performed a preliminary review of SanDisk’s accounting policies, based primarily on publicly available information, to determine whether any adjustments were necessary to ensure comparability in the pro forma condensed combined financial statements. At this time, Western Digital is not aware of any differences that would have a material effect on the unaudited pro forma condensed combined financial statements; therefore, the unaudited pro forma condensed combined financial statements do not reflect any adjustments for potential differences in accounting policies. Upon completion of the Merger, or as more information becomes available, Western Digital will perform a more detailed review of SanDisk’s accounting policies. As a result of that review, differences may be identified between the accounting policies of the two companies that, when conformed, could have a material effect on the unaudited pro forma condensed combined financial statements. In addition, certain reclassifications have been made to SanDisk’s historical financial statements to conform to the presentation used in Western Digital’s historical financial information. Such reclassifications had no effect on SanDisk’s previously reported financial position or results of operations.

The unaudited pro forma condensed combined financial statements do not include any adjustments for the anticipated benefits from cost savings or synergies of Western Digital and SanDisk operating as a combined company or for liabilities resulting from integration planning, as management of Western Digital and SanDisk are in the process of making these assessments, and estimates of these costs are not currently known. However, liabilities ultimately may be recorded for severance, relocation or additional retention costs in subsequent periods related to employees of both companies, as well as the costs of vacating certain leased facilities of either company or other costs associated with integrating the companies. The ultimate recognition of such costs and liabilities would affect amounts in the unaudited pro forma condensed combined financial statements, and such costs and liabilities could be material.

The unaudited pro forma condensed combined financial data should be read in conjunction with the:

•	accompanying notes to the unaudited pro forma condensed combined financial statements;

•	audited historical consolidated financial statements of Western Digital as of and for the fiscal year ended July 3, 2015, included in Western Digital’s Annual Report on Form 10-K for the fiscal year ended July 3, 2015;

•	unaudited historical condensed consolidated financial statements of Western Digital as of and for the three months ended October 2, 2015, included in Western Digital’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 2015;

•	audited historical consolidated financial statements of SanDisk as of and for the fiscal year ended December 28, 2014, included in SanDisk’s Annual Report on Form 10-K for the fiscal year ended December 28, 2014; and

•	unaudited historical condensed consolidated financial statements of SanDisk as of and for the nine months ended September 27, 2015, included in SanDisk’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2015.

Western Digital and SanDisk have different fiscal year ends which end on the Friday nearest to June 30 and the Sunday closest to December 31, respectively. As a consequence of Western Digital and SanDisk having different fiscal years, SanDisk’s historical results have been aligned to more closely conform to the fiscal periods of Western Digital as follows:

•	The unaudited pro forma condensed combined balance sheet as of October 2, 2015 combines Western Digital’s unaudited condensed consolidated balance sheet as of October 2, 2015 with SanDisk’s historical unaudited condensed consolidated balance sheet as of September 27, 2015.

•	The unaudited pro forma condensed combined statements of income for the fiscal year ended July 3, 2015 combines Western Digital’s historical consolidated statement of income for the fiscal year ended July 3, 2015 with SanDisk’s historical unaudited condensed consolidated statement of operations for the four fiscal quarters ended June 28, 2015.

•	The unaudited pro forma condensed combined statements of income for the three months ended October 2, 2015 combines Western Digital’s historical unaudited condensed consolidated statement of income for the three months ended October 2, 2015 with SanDisk’s historical unaudited condensed consolidated statement of operations for the three months ended September 27, 2015.

Western Digital’s historical financial information for the year ended July 3, 2015 and as of and for the three month period ended October 2, 2015 is derived from Western Digital’s Annual Report on Form 10-K and Quarterly Report on 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on August 21, 2015 and November 10, 2015, respectively. The historical financial information for SanDisk for the three month period ended September 27, 2015 is derived from SanDisk’s Quarterly Report on 10-Q filed with the SEC on October 30, 2015. The historical financial information for SanDisk for the four quarters ended June 28, 2015 is derived by adding the historical financial information for the year ended December 28, 2014 included in SanDisk’s Annual Report on Form 10-K filed with the SEC on February 10, 2015 and the historical financial information for the six month period ended June 28, 2015, and subtracting the historical financial information for the six month period ended June 29, 2014, each as included in SanDisk’s Quarterly Report on Form 10-Q filed with the SEC on July 31, 2015.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF OCTOBER 2, 2015

(In millions)

	Western Digital Historical October 2, 2015	SanDisk Historical September 27, 2015	Reclassification Adjustments	Unis Investment	Pro Forma Adjustments		Pro Forma Combined
			Note 1	Note 4 (a)
Cash and cash equivalents	$5,081	$698	$—	$3,775	$(6,316)	4(b)	$3,238
Short-term investments	347	1,001	—	—	(1,001)	4(c)	347
Accounts receivable, net	1,616	741	—	—	—		2,357
Inventories	1,260	785	—	—	186	4(d)	2,231
Deferred taxes	—	178	(178)	—	—		—
Other current assets	351	211	178	—	(29)	4(e),(f),(g)	711

Total current assets	8,655	3,614	—	3,775	(7,160)		8,884
Long-term marketable securities	—	2,176	(2,176)	—	—		—
Property, plant & equipment, net	2,890	831	—	—	315	4(d)	4,036
Notes receivable and investments in Flash Ventures	—	979	—	—	—		979
Deferred taxes	—	167	(167)	—	—		—
Goodwill	2,766	831	—	—	8,280	4(d)	11,877
Other intangible assets, net	319	343	—	—	6,066	4(d)	6,728
Other non-current assets	631	132	2,343	—	(1,993)	4(c),(e),(f),(g)	1,113

Total assets	$15,261	$9,073	$—	$3,775	$5,508		$33,617

Accounts payable	$1,799	$427	$—	$—	$—		$2,226
Accounts payable to related parties	—	143	—	—	—		143
Other current accrued liabilities	—	337	(337)	—	—		—
Deferred income on shipments to distributors and retailers and deferred revenue	—	232	(232)	—	—		—
Accrued expenses	528	—	412	—	(28)	4(e),(f),(g),(h)	912
Accrued compensation	336	—	139	—	—		475
Accrued warranty	141	—	18	—	—		159
Revolving credit facility	255	—	—	—	45	4(i)	300
Current portion of long-term debt	172	—	—	—	(112)	4(i)	60

Total current liabilities	3,231	1,139	—	—	(95)		4,275
Long-term debt	2,109	—	—	—	11,871	4(i)	13,980
Convertible long-term debt	—	2,138	—	—	(2,138)	4(i)	—
Other liabilities	585	162	—	—	1,243	4(g)	1,990

Total liabilities	5,925	3,439	—	—	10,881		20,245
Total shareholders’ equity	9,336	5,634	—	3,775	(5,373)	4(j)	13,372

Total liabilities and shareholders’ equity	$15,261	$9,073	$—	$3,775	$5,508		$33,617

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME FOR THE FISCAL YEAR ENDED JULY 3, 2015

($ and weighted average shares outstanding in millions, except per share amounts)

	Western Digital Historical Fiscal Year Ended July 3, 2015	SanDisk Historical Four Quarters Ended June 28, 2015	Reclassification Adjustments	Pro Forma Adjustments		Pro Forma Combined
			Note 1
Revenue, net	$14,572	$6,051	$—	$(10)	5(a)	$20,613
Cost of revenue	10,351	3,350	115	251	5(a),(b),(c)	14,067
Amortization of acquisition-related intangible assets	—	115	(115)	—		—

Gross profit	4,221	2,586	—	(261)		6,546
Operating expenses
Research and development	1,646	891	—	26	5(b),(c)	2,563
Selling, general and administrative *	773	624	51	126	5(b),(c)	1,574
Charges related to arbitration award	15	—	—	—		15
Amortization of acquisition-related intangible assets	—	51	(51)	—		—
Impairment of acquisition-related intangible assets	—	61	—	—		61
Restructuring and other	—	83	(83)	—		—
Employee terminations, asset impairment and other charges	176	—	83	—		259

Total operating expenses	2,610	1,710	—	152		4,472

Operating income	1,611	876	—	(413)		2,074
Interest and other income	15	42	7	(41)	5(e)	23
Gain (loss) on investments	—	4	(4)	—		—
Interest and other expense	(49)	(122)	(3)	(723)	5(d)	(897)

Total other expense, net	(34)	(76)	—	(764)		(874)

Income before income taxes	1,577	800	—	(1,177)		1,200
Income tax provision	112	217	—	(154)	5(f)	175

Net income	$1,465	$583	$—	$(1,023)		$1,025

Income per common share:
Basic	$6.31	$2.72				$3.70
Diluted	$6.18	$2.56				$3.55
Weighted average shares outstanding:
Basic	232	214			5(g)	277
Diluted	237	228			5(g)	289

*	Line items related to “Sales and marketing” and “General and administrative” for SanDisk have been combined into the “Selling, general and administrative” line for presentation conformity.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME FOR THE

THREE MONTHS ENDED OCTOBER 2, 2015

(In millions, except per share amounts)

	Western Digital Historical Three Months Ended October 2, 2015	SanDisk Historical Three Months Ended September 27, 2015	Reclassification Adjustments	Pro Forma Adjustments		Pro Forma Combined
			Note 1
Revenue, net	$3,360	$1,452	$—	$—		$4,812
Cost of revenue	2,405	821	29	62	5(b),(c)	3,317
Amortization of acquisition-related intangible assets	—	29	(29)	—		—

Gross profit	955	602	—	(62)		1,495
Operating expenses
Research and development	385	212	—	2	5(b),(c)	599
Selling, general and administrative *	192	140	13	27	5(b),(c)	372
Amortization of acquisition-related intangible assets	—	13	(13)	—		—
Restructuring and other	—	1	(1)	—		—
Employee terminations, asset impairment and other charges	56	—	1	—		57

Total operating expenses	633	366	—	29		1,028

Operating income	322	236	—	(91)		467
Interest and other income	5	8	—	(8)	5(e)	5
Interest and other expense	(13)	(31)	—	(216)	5(d)	(260)

Total other expense, net	(8)	(23)	—	(224)		(255)

Income before income taxes	314	213	—	(315)		212
Income tax provision	31	81	—	(51)	5(f)	61

Net income	$283	$132	$—	$(264)		$151

Income per common share:
Basic	$1.23	$0.65				$0.55
Diluted	$1.21	$0.65				$0.53
Weighted average shares outstanding:
Basic	231	203			5(g)	276
Diluted	234	206			5(g)	286

*	Line items related to “Sales and marketing” and “General and administrative” for SanDisk have been combined into the “Selling, general and administrative” line for presentation conformity.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation

The unaudited pro forma condensed combined financial data are prepared in accordance with Article 11 of SEC Regulation S-X. The historical financial information has been adjusted to give effect to the transactions that are (i) directly attributable to the Merger, (ii) factually supportable and (iii) with respect to the unaudited pro forma condensed combined statements of income, expected to have a continuing impact on the operating results of the combined company. The historical information of Western Digital and SanDisk is presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The acquisition accounting adjustments relating to the Merger are preliminary and subject to change, as additional information becomes available and as additional analyses are performed. There can be no assurances that the final valuations will not result in material changes to this preliminary purchase price allocation. The unaudited pro forma condensed combined financial data do not give effect to the potential impact of any anticipated benefits from cost savings or synergies that may result from the Merger or to any integration costs. The unaudited pro forma condensed combined financial data do not purport to project the future operating results or financial position of the combined company following the Merger.

Certain reclassifications have been made to SanDisk’s historical financial statements to conform to the presentation used in Western Digital’s historical financial information. Such reclassifications had no effect on SanDisk’s previously reported financial position or results of operations. The pro forma financial data may not reflect all reclassifications necessary to conform SanDisk’s presentation to that of Western Digital due to limitations on the availability of information as of the date of this joint proxy statement/prospectus. Accounting policy differences and additional reclassification adjustments may be identified as more information becomes available.

2.	Calculation of Preliminary Estimated Purchase Price

The estimated purchase price to be transferred that is reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred will be when the Merger is completed. The calculation of the estimated purchase price presented below is based on management’s assumptions that (i) the Unis Closing has occurred prior to the Effective Time of the Merger, (ii) the transaction is expected to close in the third calendar quarter of 2016, and (iii) the amount of cash that SanDisk has available for use in the U.S. without payment of withholding or U.S. income taxes on the closing date of the Merger will not fall short of a target cash amount of $4.139 billion, if the closing occurs on or after June 30, 2016.

Pursuant to the Merger Agreement, based on management’s assumptions and estimates, Western Digital will pay $85.10 per share in cash and issue 0.0176 shares of its common stock per share of SanDisk common stock.

The fair value of the estimated purchase price expected to be transferred on the closing date includes the value of the estimated cash consideration and the estimated fair value of the equity transferred as per the Merger Agreement. For the purposes of calculating the estimated purchase price in these preliminary pro forma financial statements, the effective date of the Merger is assumed to be November 11, 2015. The consideration transferred will ultimately be based on the share price of Western Digital common stock on the effective date, and could be materially different than the share price used in the pro forma financial statements. The calculation of estimated purchase price is as follows:

(In millions, except per share amounts)		As of November 11, 2015
Estimated number of Western Digital common shares to be delivered to SanDisk shareholders
Total number of SanDisk common outstanding shares		201
Share exchange ratio		0.0176

Estimated number of Western Digital common shares to be delivered		4
Preliminary estimated purchase price
Cash payment for SanDisk outstanding common shares at $85.10 per share		$17,093
Net cash payment for SanDisk outstanding vested in-the-money stock options		81
Estimated number of Western Digital common shares to be delivered	4
Multiplied by market price of Western Digital common share on November 11, 2015	$62.60

Total value of Western Digital common shares to be delivered		$221
Value of Western Digital replacement stock options and restricted stock units (1)		162

Total preliminary estimated purchase price		$17,557

(1)	Represents the fair value of replacement awards attributable to pre-combination service to be recorded as part of the consideration transferred in the Merger, while the fair value of replacement awards attributable to post-combination service is recorded separately from the business combination and recognized as compensation expense over the remaining post-combination service period. Under the Merger Agreement, Western Digital will assume all unvested and outstanding SanDisk stock options, all unvested restricted stock units and all vested and outstanding stock options with a per share exercise price that is greater than or equal to value of the per share Merger Consideration at closing held by employees immediately prior to the Closing. The estimated incremental impact of post-combination compensation cost has been recorded as an adjustment to the unaudited pro forma condensed combined statements of income for the year ended July 3, 2015 and the three months ended October 2, 2015.

For purposes of these preliminary pro forma financial statements, the fair values of Western Digital equivalent restricted stock units and stock options were estimated, pursuant to the exchange ratio set forth in the Merger Agreement, using the market closing price of Western Digital common stock on November 11, 2015 and the Binomial valuation model utilizing various assumptions, respectively. The underlying assumptions are based on best estimates at this time, and therefore are subject to change with market conditions and other circumstances, and these changes may have a material impact on the fair values used to calculate the total purchase price and the incremental impact of post-combination compensation cost. Further, the estimated purchase price and the allocation of the estimated purchase price will be dependent on the number of SanDisk stock options and restricted stock units outstanding upon the completion of the Merger.

Any changes in management’s assumptions and the then-current market price of Western Digital common shares upon completion of the Merger will likely result in differences versus the per share Merger Consideration and closing price of Western Digital common shares on November 11, 2015, respectively, that are assumed in these unaudited pro forma condensed combined financial statements, and those differences may be material.

Refer to Note 6 for sensitivity analyses to show the effect of changes in management assumptions and estimates related to the preliminary estimated purchase price.

3.	Preliminary Estimated Purchase Price Allocation

Under the acquisition method of accounting, the total purchase price is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of the Merger. The pro forma purchase price allocation below is based on preliminary estimates of fair value as of November 11, 2015, using the historical balance sheet of SanDisk as of September 27, 2015. As of the date of this joint proxy statement/prospectus, Western Digital has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair value of SanDisk’s assets to be acquired and the liabilities to be assumed and the related allocations of purchase price. Therefore, the allocation of the purchase price to acquired intangible assets is based on preliminary fair value estimates and is subject to final management analysis, with the assistance of third party valuation advisors, following the completion of the Merger. The estimated intangible asset values and their useful lives could be affected by a variety of factors that may become known to Western Digital only upon access to additional information and/or changes in these factors that may occur prior to the Effective Time of the Merger. The preliminary estimated intangible assets consist of customer relationships, developed technology, trade name and in-process research and development (“IPR&D”). The related estimated useful lives range between five years to indefinite and are detailed in Note 5(c). The estimated fair values of the intangibles were based primarily on current estimates of SanDisk’s expected future cash flows and may change as estimates and assumptions are refined. Additional intangible asset classes may be identified as the valuation process continues.

The following table sets forth a preliminary allocation of the estimated purchase price to SanDisk’s identifiable tangible and intangible assets acquired and liabilities assumed by Western Digital, with the excess recorded as goodwill:

(In millions)
Cash and cash equivalents	$698
Short-term marketable securities	1,001
Accounts receivables, net	741
Inventories, net	971
Deferred tax assets	108
Other current assets	211
Long term marketable securities	2,176
Property, plant and equipment	1,146
Notes receivable and investments in Flash Ventures	979
Other non-current assets, net	118
Identifiable intangible assets	6,409

Total assets	$14,558

Accounts payable, accrued liabilities and other current liabilities	1,007
Deferred income on shipments to distributors and retailers and deferred revenue	64
Deferred tax liabilities	1,288
Other long-term liabilities	162
Convertible notes and related derivatives	3,591

Total liabilities	6,112

Net assets acquired (a)	8,446

Total preliminary estimated purchase price (b)	17,557

Estimated goodwill (b)—(a)	$9,111

Tangible assets acquired and liabilities assumed

Western Digital has estimated the fair value of tangible assets acquired and liabilities assumed.

Property, plant and equipment, net (“PP&E”), is required to be measured at fair value. Western Digital does not have sufficient information at this time as to the specific nature, age, condition or location of the land, buildings and improvements, machinery and equipment, and assets not yet placed in service, as applicable. All of these factors could result in differences between fair value and net book value. Accordingly, Western Digital used publicly available benchmarking information as well as a variety of other market participant assumptions to develop the preliminary fair values for machinery and equipment. Sufficient information is not yet available to develop preliminary fair values for land, buildings and improvements, and, accordingly, land, buildings and improvements have been reflected at SanDisk’s book value, which Western Digital believes to be a reasonable approximation of fair value. These estimates are preliminary and subject to change and could vary materially from the actual adjustment at the Effective Time of the Merger.

The assumed liability for the convertible notes and related derivatives reflects the estimated conversion value of SanDisk’s outstanding convertible notes and the estimated fair value of the related bond hedges and warrants. These estimates are preliminary and subject to change and could vary materially from the actual adjustment at the Effective Time of the Merger.

Inventory and deferred revenue have been adjusted to their estimated fair value as discussed further in Note 4 below. The fair value of all other tangible assets acquired and liabilities assumed has been reflected at SanDisk’s book value as of September 27, 2015, which Western Digital believes to be a reasonable approximation of fair value.

Identifiable intangible assets

Preliminary identifiable intangible assets in the pro forma financial information consist of anticipated intangibles derived from customer relationships, developed technology, trade name and IPR&D. The developed technology and customer relationships are finite-lived intangible assets and the amortization related to these amortizable identifiable intangible assets is reflected as a pro forma adjustment in the unaudited pro forma condensed combined statements of income, as further described in Note 5(c). The IPR&D and the trade name are indefinite-lived intangible assets. The identifiable intangible assets and related amortization are preliminary and are based on management’s estimates after consideration of similar transactions. As discussed above, the amount that will ultimately be allocated to identifiable intangible assets, and the related amount of amortization, may differ materially from this preliminary allocation. Therefore, the amount of amortization following the Merger may differ significantly between periods based upon the final value assigned and amortization period used for each identifiable intangible asset.

Identifiable intangible assets recognized in the Merger are not expected to be deductible for tax purposes. Adjustments were made to record deferred taxes related to taxable temporary differences arising from a difference between the tax basis and the recognized value of identifiable intangible assets assumed in the Merger. These adjustments are based on estimates of the fair value of SanDisk’s assets to be acquired, the liabilities to be assumed and the related allocations of purchase price. These estimates are subject to further review by Western Digital’s management, which may result in material adjustments to deferred taxes with an offsetting adjustment to goodwill.

Goodwill represents the excess of the preliminary estimated purchase price over the fair value of the underlying net assets acquired. Goodwill is not amortized but instead is reviewed for impairment at least annually, absent any indicators of impairment. Goodwill is attributable to planned growth in new markets, and synergies expected to be achieved from the combined operations of Western Digital and SanDisk. Goodwill recognized in the Merger is not expected to be deductible for tax purposes.

4.	Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

Unis Investment

(a)	Reflects assumed issuance of 40,814,802 shares of Western Digital common shares at a per share price of $92.50 in accordance with the terms of the Unis Investment. Refer to Note 6 for sensitivity analyses to show the effect of changes in management assumptions and estimates related to preliminary estimated purchase price.

Pro Forma Adjustments

(b)	Represents the impact from estimated cash portion of the estimated purchase price, Western Digital transaction costs and debt issuance costs, and certain historical SanDisk and Western Digital debt instruments anticipated to be paid concurrent with the closing of the Merger.

(In millions)
Cash proceeds of new debt	$17,340
Cash consideration paid for SanDisk outstanding common shares and outstanding vested in-the-money stock options	(17,174)
Cash consideration paid upon conversion of SanDisk convertible notes and settlement of related derivatives (See Note 4(i))	(3,579)
Repayment of Western Digital debt	(2,536)
Repayment of Additional Bridge Facility	(3,000)
Payment of accrued interest	(5)
Western Digital transaction costs	(89)
Debt financing fees	(331)
Cash proceeds from sale of marketable securities	3,058

Net cash outflow	$(6,316)

(c)	Reflects the sale of SanDisk’s short-term and long-term marketable securities, which can be sold and proceeds held available for use in the U.S. or that can be repatriated to the U.S. without payment of withholding tax or U.S. income taxes, to fund a portion of the estimated purchase price.

(In millions)
Short-term marketable securities	$1,001
Long-term marketable securities	2,057

Total marketable securities sold for cash proceeds	$3,058

(d)	Reflects the application of the acquisition method of accounting based on the estimated fair value of the tangible assets of SanDisk and the fair value of intangible assets acquired as discussed in Note 3 above.

(In millions)
Inventories—Elimination of historical	$(785)
Inventories—Fair value	971

$186

Property, plant and equipment—Elimination of historical	$(831)
Property, plant and equipment—Fair value	1,146

$315

Goodwill—Elimination of historical	$(831)
Goodwill—Fair value	9,111

$8,280

Intangible assets—Elimination of historical	$(343)
Intangible assets—Fair value	6,409

$6,066

(e)	Reflects the recognition of capitalized debt issuance costs associated with anticipated borrowings to fund the Merger, as well as the assumption by Western Digital of a liability for SanDisk’s transaction costs and retention bonuses.

(In millions)
Western Digital debt issuance costs—other current assets	$45
Western Digital debt issuance costs—other non-current assets	253
SanDisk transaction costs and retention bonuses—accrued expenses	100

(f)	Reflects the elimination of debt issuance costs and accrued interest expense on SanDisk’s historical balance sheet as a result of repayment of existing SanDisk debt. Additionally, this adjustment reflects elimination of debt issuance costs on Western Digital’s historical balance sheet as a result of repayment of the existing Western Digital debt.

	(In millions)
Western Digital debt issuance costs—other current assets		$(4)
Western Digital debt issuance costs—other non-current assets	$(9)
SanDisk debt issuance costs—other non-current assets	(13)

Total debt issuance costs—other non-current assets		(22)
SanDisk accrued interest expense—accrued expenses		(5)

(g)	Adjustments to record deferred taxes related to taxable and deductible temporary differences that arise from a difference between the tax basis and the recognized value of assets acquired and liabilities assumed in the Merger. Presentational adjustments have also been made to reclassify acquired deferred taxes between net non-current asset or liability accounts. These adjustments are based on estimates of the fair value of SanDisk’s assets to be acquired, the liabilities to be assumed, and the related allocations of purchase price. These estimates are subject to further review by Western Digital’s management, which may result in material adjustments to deferred taxes with an offsetting adjustment to goodwill.

Estimated tax effects of pro forma adjustments and related reclassification adjustments
(In millions)
Other current assets	$(70)
Other non-current assets	(167)

Total reduction in deferred tax assets	$(237)

Accrued expenses	$45
Other liabilities	1,243

Total increase in deferred tax liabilities	$1,288

(h)	Adjustment to reflect SanDisk’s deferred revenue at fair value. The estimation reflects the anticipated remaining fulfillment obligations and a profit component associated with the deferred revenue liability.

(In millions)
Deferred revenue and deferred income adjustment—accrued expenses	$(168)

(i)	Reflects adjustments to current and long-term debt for anticipated borrowings to fund the Merger, net of original estimated issue discounts. In connection with the Merger, Western Digital intends to enter into new debt facilities totaling $18.1 billion and utilize approximately $17.4 billion (excluding original issue discounts) of those facilities to pay part of the purchase price, refinance existing debt of both Western Digital and SanDisk and pay transaction related fees and expenses. Western Digital expects to issue approximately $5.1 billion in secured and unsecured notes in lieu of drawing the Secured and Unsecured Bridge Facilities appearing in the table below on the closing of the Merger. However, the terms of the secured and unsecured notes are not presently factually determinable, and as a result, these pro forma financial statements instead reflect the negotiated terms and conditions of the Secured and Unsecured Bridge Facilities. In addition, the adjustment represents the repayment of the existing SanDisk and Western Digital debt including any unamortized original issue discount. The adjustments to current and long-term debt are summarized as follows:

(In millions)
Term Loan A	$3,000
Term Loan B	5,940
Revolving Facility	300
Secured and Unsecured Bridge Facilities	5,100
Additional Bridge Facility	3,000

Total anticipated new debt financing	$17,340

Repayment of existing Western Digital debt	$(2,536)
Increase in SanDisk convertible notes and related derivatives to fair value	1,453
Settlement of SanDisk convertible notes and related derivatives (1)	(3,591)
Repayment of Additional Bridge Facility (2)	(3,000)

Total reduction of debt	(7,674)

Net adjustment (3)	$9,666

Revolving facility	$300
Current portion of new debt financing	60
Long-term portion of new debt financing	13,980

Net anticipated new debt financing	$14,340

(1)	Reflects settlement of the SanDisk convertible notes and related derivatives. The settlement consists of a cash payment of $3.579 billion and the delivery of $12 million in Western Digital shares to the holders of the convertible notes and the related derivatives.
(2)	Additional Bridge Facility is assumed to be repaid upon the closing of the Merger.
(3)	Net adjustment related to debt is detailed as follows:

	Anticipated new debt financing	Reduction of debt	Net adjustment
	(In millions)
Revolving Facility	$300	$(255)	$45
Additional Bridge Facility	3,000	(3,000)	—
Current portion of long-term debt	60	(172)	(112)
Long-term debt	13,980	(2,109)	11,871
Convertible long-term debt	—	(2,138)	(2,138)

Net adjustment	$17,340	$(7,674)	$9,666

(j)	Reflects the following adjustments to shareholders’ equity applicable to the Merger:

(In millions)
Elimination of pre-merger SanDisk equity balances	$(5,634)
Western Digital historical deferred debt financing fees and cost associated with Additional Bridge Facility	(45)
Adjustment for Western Digital transaction costs	(89)
Value of Western Digital common shares to be delivered	221
Value of Western Digital replacement stock options and restricted stock units	162
Shares delivered upon conversion of SanDisk convertible notes (See Note 4(i))	12

Total adjustment to shareholders’ equity	$(5,373)

Summary of Certain Balance Sheet Pro Forma Adjustments

The following provides a summary of balance sheet pro forma adjustments where multiple adjustments have impacted a single financial statement line item:

(In millions)
Capitalization of debt issuance costs on new debt (Note 4(e))	$45
Elimination of historical capitalized debt issuance costs (Note 4(f))	(4)
Deferred tax adjustment (Note 4(g))	(70)

Net adjustment to other current assets	$(29)

Sale of SanDisk long-term marketable securities (Note 4(c))	$(2,057)
Capitalization of debt issuance costs on new debt (Note 4(e))	253
Elimination of historical capitalized debt issuance costs (Note 4(f))	(22)
Deferred tax adjustment (Note 4(g))	(167)

Net adjustment to other non-current assets	$(1,993)

SanDisk Transaction Costs and retention bonuses (Note 4(e))	$100
Elimination of historical accrued interest expense (Note 4(f))	(5)
Deferred tax adjustment (Note 4(g))	45
Deferred revenue adjustment (Note 4(h))	(168)

Net adjustment to accrued expenses	$(28)

5.	Notes to Unaudited Pro Forma Condensed Combined Statements of Income

The unaudited pro forma condensed consolidated statements of income for the three months ended October 2, 2015 and the year ended July 3, 2015 have not been adjusted for estimated non-recurring transaction costs yet to be incurred, retention bonuses, and other items that are expected to have a one-time impact on the pro forma combined net income in the twelve months following the Merger. These other items include the impact on post-merger cost of revenue of the purchase accounting adjustment to step up inventory to fair value (See Note 4(d)), and the impact on post-merger revenue of the purchase accounting adjustment to reflect deferred revenue at fair value (See Note 4(h)).

Pro Forma Adjustments

(a)	Represents adjustment to eliminate sales and cost of revenue from SanDisk to Western Digital during the year ended July 3, 2015. There were no sales between SanDisk and Western Digital during the three months ended October 2, 2015.

(b)	Represents adjustment to record incremental post-combination stock compensation expense related to SanDisk unvested restricted stock units and unvested stock options that were replaced with Western Digital awards.

	Pro Forma Year Ended July 3, 2015			Pro Forma Three Months Ended October 2, 2015
	Cost of Revenue	R&D	SG&A	Cost of Revenue	R&D	SG&A
	(In millions)
Reversal of SanDisk historical share-based compensation	$(18)	$(85)	$(74)	$(5)	$(21)	$(15)
Post-combination replacement share-based compensation	22	105	91	6	22	16

Total incremental share-based compensation	$4	$20	$17	$1	$1	$1

(c)	Represents adjustments to record incremental depreciation expense related to the fair value adjustment of PP&E and amortization expense related to identifiable intangible assets calculated on a straight-line basis.

The adjustment for the incremental depreciation expense associated with the fair value adjustment of PP&E is as follows:

	Pro Forma Year Ended July 3, 2015	Pro Forma Three Months Ended October 2, 2015
	(In millions)
Cost of Revenue	$87	$19
R&D	26	6
SG&A	13	2

Total incremental depreciation expense	$126	$27

The adjustment for the amortization of the identifiable intangible assets is as follows:

	Pro Forma Year Ended July 3, 2015			Pro Forma Three Months Ended October 2, 2015
	Cost of Revenue	R&D	SG&A	Cost of Revenue	R&D	SG&A
	(In millions)
Reversal of SanDisk’s historical intangible asset amortization	$(115)	$(20)	$(51)	$(29)	$(5)	$(13)
Amortization of purchased identifiable intangible assets	285	—	147	71	—	37

Total incremental intangible asset amortization expense	$170	$(20)	$96	$42	$(5)	$24

The table below indicates the estimated fair value of each of the identifiable intangible assets and estimated useful life of each:

Intangible Asset	Approximate Fair Value (In millions)	Estimated Useful Life (in years)
Developed Technology	$1,850	6-7
IPR&D	1,810	N/A
Customer Relationships	1,100	5-10
Trade Name / Trademark	1,649	N/A

Total	$6,409

IPR&D will be accounted for as an indefinite-lived intangible asset until the underlying projects are completed or abandoned. The SanDisk trade name will also be accounted for as an indefinite-lived intangible asset.

(d)	To reverse interest expense and amortization of deferred debt issuance costs associated with debts repaid, and to record estimated interest expense, amortization of debt issuance costs and original issuance discount associated with the anticipated debt financing. Estimated interest expense on the anticipated debt financing is based on the applicable LIBOR rate as of November 11, 2015.

	Pro Forma Year Ended July 3, 2015	Pro Forma Three Months Ended October 2, 2015
	(In millions)
Reversal of SanDisk historical interest expense and amortization of deferred debt issuance costs	$(116)	$(30)
Reversal of Western Digital historical interest expense and amortization of deferred debt issuance costs	(49)	(13)
Interest expense on anticipated debt, inclusive of estimated debt issuance costs and original issue discount	888	259

Total additional interest expense	$723	$216

A sensitivity analysis on interest expense for the year ended July 3, 2015 and the three months ended October 2, 2015 has been performed to assess the effect of a change of one-eighth of a percent (0.125 percent) in the base interest rate assumed for these preliminary pro forma purposes would have on the anticipated debt financing.

The following table shows the change in interest expense for the debt financing:

Change in interest expense assuming	Pro Forma Year Ended July 3, 2015	Pro Forma Three Months Ended October 2, 2015
	(In millions)
Increase of 0.125%	$18	$4
Decrease of 0.125%	(18)	(4)

(e)	To reverse the interest income related to marketable securities sold to fund a portion of the estimated purchase price, as described in Note 4(c):

	Pro Forma Year Ended July 3, 2015	Pro Forma Three Months Ended October 2, 2015
	(In millions)
Reversal of applicable portion of SanDisk’s historical interest income	$(41)	$(8)

(f)	Adjustments to the pro forma combined provision for income taxes reflect estimated income tax rates applicable for each tax jurisdiction. The estimated income tax rates are based on the applicable enacted statutory tax rates for the periods referenced above and appropriately reflect certain basis differences that will not result in taxable or deductible amounts in future years when the related financial reporting asset or liability will be recovered or settled. These rates are estimates and do not take into account future income tax strategies that may be applied to the combined entity.

(g)	Represents basic and diluted shares, assuming the shares were outstanding for the year ended July 3, 2015 and the three months ended October 2, 2015.

Pro Forma Basic Weighted Average Shares (in millions)	Pro Forma Year Ended July 3, 2015	Pro Forma Three Months Ended October 2, 2015
Historical weighted average shares outstanding	232	231
Shares issued as part of Merger Consideration (1)	4	4
Shares issued upon Unis Closing	41	41

Pro forma weighted average shares (basic)	277	276

Pro Forma Diluted Weighted Average Shares (in millions)	Pro Forma Year Ended July 3, 2015	Pro Forma Three Months Ended October 2, 2015
Historical weighted average shares outstanding (diluted)	237	234
Shares issued as part of Merger Consideration (1)	4	4
Shares issued upon Unis Closing	41	41
Dilutive impact of replacement awards for unvested restricted stock units and unvested stock options	7	7

Pro forma weighted average shares (diluted)	289	286

(1)	Includes shares delivered upon conversion of SanDisk convertible notes.

Summary of Certain Statements of Income Pro Forma Adjustments

The following provides a summary of statements of income pro forma adjustments where multiple adjustments have impacted a single financial statement line item:

	Pro Forma Year Ended July 3, 2015			Pro Forma Three Months Ended October 2, 2015
	Cost of Revenue	R&D	SG&A	Cost of Revenue	R&D	SG&A
	(In millions)
Elimination of cost of revenue for SanDisk sales to Western Digital (Note 5(a))	$(10)	$—	$—	$—	$—	$—
Incremental share-based compensation expense (Note 5(b))	4	20	17	1	1	1
Incremental depreciation expense (Note 5(c))	87	26	13	19	6	2
Additional intangible asset amortization expense (Note 5(c))	170	(20)	96	42	(5)	24

Net adjustment	$251	$26	$126	$62	$2	$27

6.	Sensitivity Analyses on the Effect of Change in Management’s Assumptions

The following tables show the effects on the estimated purchase price, impacted balance sheet line items, weighted average shares outstanding and income per common share of changes in management’s assumptions that (i) the Unis Investment will close prior to the Merger and that (ii) there will be no Closing Cash Shortfall. A separate table shows the sensitivity of the estimated purchase price and goodwill to changes in Western Digital’s stock price.

The following represents the effect of changes in the assumption with respect to the Unis Investment closing:

	Unis Investment Closes Prior to the Merger	Unis Investment Not Closed or is Terminated Prior to the Merger
	(In millions, except per share data)
Pro Forma Balance Sheet Data at October 2, 2015
Estimated Purchase Price	$17,557	$16,794
Goodwill	$9,111	$8,348
Cash	$3,238	$3,167
Shareholders’ equity	$13,372	$12,537
Pro Forma Year Ended July 3, 2015
Weighted average shares outstanding
Basic	277	283
Diluted	289	295
Income per common share
Basic	$3.70	$3.62
Diluted	$3.55	$3.47
Pro Forma Three Months Ended October 2, 2015
Weighted average shares outstanding
Basic	276	282
Diluted	286	292
Income per common share
Basic	$0.55	$0.54
Diluted	$0.53	$0.52

The following represents the effect of changes in the assumption with respect to the Closing Cash Shortfall:

	Closing Cash Shortfall of 10% (i.e., 90% of Target Available Cash)		Closing Cash Shortfall of 25% (i.e., 75% of Target Available Cash)
	Unis Investment Closes Prior to the Merger	Unis Investment Not Closed or is Terminated Prior to the Merger	Unis Investment Closes Prior to the Merger	Unis Investment Not Closed or is Terminated Prior to the Merger
	(In millions, except per share data)
Pro Forma Balance Sheet Data at October 2, 2015
Estimated Purchase Price	$17,468	$16,705	$17,336	$16,573
Goodwill	$9,022	$8,259	$8,890	$8,127
Cash	$3,671	$3,601	$4,319	$4,251
Shareholders’ equity	$13,715	$12,882	$14,231	$13,400
Pro Forma Year Ended July 3, 2015
Weighted average shares outstanding
Basic	282	288	290	296
Diluted	294	301	303	309
Income per common share
Basic	$3.63	$3.56	$3.53	$3.46
Diluted	$3.49	$3.41	$3.38	$3.32
Pro Forma Three Months Ended October 2, 2015
Weighted average shares outstanding
Basic	281	287	289	295
Diluted	291	297	299	305
Income per common share
Basic	$0.54	$0.53	$0.52	$0.51
Diluted	$0.52	$0.51	$0.51	$0.50

The following represents the effect of changes in the assumption with respect to Western Digital stock price as of closing:

		Estimated Purchase Price		Goodwill
		Unis Investment Closes Prior to the Merger	Unis Investment Not Closed or is Terminated Prior to the Merger	Unis Investment Closes Prior to the Merger	Unis Investment Not Closed or is Terminated Prior to the Merger
Change in Stock Price	Stock Price	(In millions, except stock price)
Increase of 10%	$68.86	$17,578	$17,093	$9,133	$8,648
Decrease of 10%	56.34	17,534	16,493	9,089	8,048

LEGAL MATTERS

The validity of the Western Digital common stock to be issued in the Merger will be passed upon for Western Digital by Michael C. Ray.

EXPERTS

The consolidated financial statements of Western Digital Corporation and subsidiaries as of July 3, 2015 and June 27, 2014, and for each of the years in the three-year period ended July 3, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of July 3, 2015 have been incorporated by reference herein and in the registration statement in reliance on the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of SanDisk Corporation appearing in SanDisk Corporation’s Annual Report (Form 10-K) for the year ended December 28, 2014, and the effectiveness of SanDisk Corporation’s internal control over financial reporting as of December 28, 2014, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

Western Digital

Inclusion of Proposals in Western Digital’s Proxy Statement and Proxy Card under the SEC’s Rules

For a proposal to be considered for inclusion in the proxy statement and form of proxy for Western Digital’s 2016 annual meeting of stockholders, a written proposal must be received by Western Digital’s Secretary at Western Digital’s principal executive offices no later than May 26, 2016 and must comply with Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regarding the inclusion of stockholder proposals in company-sponsored proxy materials. If Western Digital changes the date of the 2016 annual meeting of stockholders by more than 30 days from the date of Western Digital’s 2015 annual meeting of the stockholders, a written proposal must be received by Western Digital’s Secretary at its principal executive offices a reasonable time before we begin to print and mail Western Digital’s proxy materials for Western Digital’s 2016 annual meeting of stockholders.

Nomination of Director Candidates and Proposals Not Intended for Inclusion in Proxy Materials

If a Western Digital stockholder intends to nominate an individual for election to Western Digital’s board of directors at its 2016 annual meeting of stockholders or wishes to present a proposal at the 2016 annual meeting of stockholders but do not intend for such proposal to be included in the proxy statement for such meeting, Western Digital’s By-laws require that, among other things, stockholders give written notice of the nomination or proposal to its Secretary at its principal executive offices no earlier than the close of business on July 7, 2016 (the 120th day prior to the first anniversary of the Western Digital 2015 annual meeting of stockholders) and no later than the close of business on August 6, 2016 (the 90th day prior to the first anniversary of the Western Digital 2015 annual meeting of stockholders). Notwithstanding the foregoing, in the event that Western Digital changes the date of the 2016 annual meeting of stockholders to a date that is more than 30 days before or more than 70 days after the anniversary of the annual meeting, written notice by a stockholder must be given no earlier than the close of business 120 days prior to the date of the 2016 annual meeting of stockholders and no later than the close of business on the later of 90 days prior to the date of the 2016 annual meeting of stockholders or the tenth day following the day on which public announcement of the 2016 annual meeting of stockholders is made. Stockholder proposals not intended to be included in the proxy statement or nominations for director candidates that do not meet the notice requirements set forth above and further described in Section 2.11 of Western Digital’s By-laws will not be acted upon at the 2016 annual meeting of stockholders.

The foregoing summary of Western Digital’s stockholder nomination and proposal procedures is not complete and is qualified in its entirety by reference to the full text of Western Digital’s bylaws that has been publicly filed with the SEC and is available at http://www.sec.gov.

SanDisk

Proposals of stockholders of SanDisk that are intended to be presented by such stockholders at SanDisk’s 2016 annual meeting of stockholders must be received by SanDisk no later than December 29, 2015 in order that they may be considered for inclusion in SanDisk’s proxy statement and form of proxy relating to that meeting. If, however, the date of SanDisk’s 2016 annual meeting is more than 30 days from the anniversary of SanDisk’s 2015 annual meeting, then the deadline is a reasonable time before SanDisk begins to print and send its proxy materials for the 2016 annual meeting. All such proposals must comply with Rule 14a-8 under the Exchange Act, which lists the requirements for the inclusion of stockholder proposals in company-sponsored proxy materials.

If the stockholder proposal is to be presented at SanDisk’s 2016 annual meeting of stockholders but is not to be included in SanDisk’s proxy statement for that meeting, including any stockholder-recommended director nomination, the notice of proposal or nomination, as applicable, must be received no earlier than January 20, 2016 and no later than February 19, 2016 and with such information required by SanDisk’s bylaws. In the event that the date of SanDisk’s 2016 annual meeting is more than 30 days before or more than 70 days after the first anniversary of SanDisk’s 2015 annual meeting , notice by the stockholder must be so delivered not later than the close of business on the later of the 120th day prior to the 2016 annual meeting or the 10th day following the day on which the public announcement of the date of the 2016 annual meeting is first made by SanDisk.

The foregoing summary of SanDisk’s stockholder nomination and proposal procedures is not complete and is qualified in its entirety by reference to the full text of SanDisk’s bylaws, which have been publicly filed with the SEC and is available at http://www.sec.gov.

Householding

As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to stockholders who reside at the same address, unless Western Digital stockholders have notified Western Digital or SanDisk stockholders have notified SanDisk of their desire to receive multiple copies of these materials. This is known as householding.

Western Digital will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any Western Digital stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to the Householding Department of Broadridge Financial Solutions, Inc. at 51 Mercedes Way, Edgewood, New York 11717, or at 1-866-540-7095. If you are a beneficial stockholder, please contact your bank, broker, trustee or other nominee directly if you have questions, require additional copies of this joint proxy statement/prospectus, wish to revoke your consent to householding or wish to request single copies of the proxy materials in the future.

SanDisk stockholders who receive a single set of this joint proxy statement/prospectus as a result of householding and wish to have separate copies of this joint proxy statement/prospectus may submit a request to: Investor Relations, c/o SanDisk Corporation, 951 SanDisk Drive, Milpitas, CA 95035, or call SanDisk’s Investor Relations department at (408) 801-1000, and SanDisk will promptly comply with such request. Stockholders may contact SanDisk’s Investor Relations representative at the phone number above if it receives multiple copies of this joint proxy statement/prospectus and would prefer to receive a single copy in the future.

WHERE YOU CAN FIND MORE INFORMATION

Western Digital and SanDisk file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that Western Digital and SanDisk have filed with the SEC at the following SEC public reference room:

100 F Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

Western Digital’s and SanDisk’s SEC filings are also available for free to the public on the SEC’s Internet website at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. In addition, Western Digital’s filings with the SEC are also available for free to the public on Western Digital’s website, http://www.wdc.com and SanDisk’s SEC filings are also available for free to the public on SanDisk’s website, http://www.sandisk.com/ir. Neither the information contained on Western Digital’s website nor the information contained on SanDisk’s website is incorporated by reference into this joint proxy statement/prospectus, and you should not consider information contained on either of those websites as part of this joint proxy statement/prospectus.

Each of Western Digital and SanDisk incorporates by reference into this joint proxy statement/prospectus the documents listed below, and any filings Western Digital or SanDisk makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus until the respective dates of the Western Digital and SanDisk special meetings shall be deemed to be incorporated by reference into this joint proxy statement/prospectus (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). The information incorporated by reference is an important part of this joint proxy statement/prospectus. Any statement in a document incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained in this or any other subsequently filed document that is incorporated by reference into this joint proxy statement/prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

Western Digital SEC Filings

Commission File No. 001-080703	Period
Current Reports on Form 8-K

Filed on September 30, 2015, October 19, 2015, October 21, 2015 (4 filings with respect to Items 1.01, 3.02, and 9.01; 5.02 and 9.01; 8.01 and 9.01; and 8.01 and 9.01), October 26, 2015

(2 filings), November 5, 2015, November 12, 2015,

Quarterly Reports on Form 10-Q	Quarter Ended October 2, 2015 (Filed on November 10, 2015)

Annual Report on Form 10-K	Year Ended July 3, 2015 (Filed on August 21, 2015)

Definitive Proxy Statement	Filed on September 23, 2015

Western Digital also incorporates by reference into this joint proxy statement/prospectus the description of Western Digital common stock contained in Western Digital’s Form 8-A filed on May 31, 2012 and any amendment or report filed with the SEC for the purpose of updating such description.

You can obtain a copy of any document incorporated by reference into this joint proxy statement/prospectus except for the exhibits to those documents from Western Digital. You may also obtain these documents from the SEC or through the SEC’s website referred to above. Documents incorporated by reference are available from Western Digital without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this joint proxy statement/prospectus. You may obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from Western Digital at the following address, telephone number and e-mail:

Western Digital

3355 Michelson Drive, Suite 100

Irvine, California 92612

Attention: Investor Relations

Tel: (800) 695-6399

E-mail: investor@wdc.com

If you would like to request documents, please do so by [●], 2016, to receive them before the Western Digital special meeting. If you request any of these documents from Western Digital, Western Digital will mail them to you by first-class mail, or similar means.

SanDisk SEC Filings

Commission File No. 000-26734	Period
Current Reports on Form 8-K	Filed on February 23, 2015, June 18, 2015, October 21, 2015 (3 filings with respect to Items 1.01; 8.01 and 9.01; and 8.01 and 9.01), October 26, 2015

Quarterly Reports on Form 10-Q	Quarter Ended March 29, 2015 (Filed on April 30, 2015), Quarter Ended June 28, 2015 (Filed on July 31, 2015), Quarter Ended September 27, 2015 (Filed on October 30, 2015)

Annual Report on Form 10-K	Year Ended December 28, 2014 (Filed on February 10, 2015)

Definitive Proxy Statement	Filed on April 27, 2015

You can obtain a copy of any document incorporated by reference into this joint proxy statement/prospectus, except for the exhibits to those documents, from SanDisk. You may also obtain these documents from the SEC or through the SEC’s website described above. Documents incorporated by reference are available from SanDisk without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this joint proxy statement/prospectus. You may obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from SanDisk at the following address, telephone number and e-mail address:

SanDisk Corporation

951 SanDisk Drive

Milpitas, California 95035

Attention: Investor Relations

Tel.: (408) 801-1000

E-mail: ir@sandisk.com

If you would like to request documents, please do so by [●], 2016, to receive them before the SanDisk special meeting. If you request any of these documents from SanDisk, SanDisk will mail them to you by first-class mail, or similar means.

Western Digital has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Western Digital and its affiliates, including Merger Sub, and SanDisk has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to SanDisk and its affiliates.

Neither Western Digital nor SanDisk has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [●], 2016. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any other date, and neither the mailing of this joint proxy statement/prospectus to Western Digital’s stockholders and SanDisk’s stockholders nor the consummation of the Merger will create any implication to the contrary.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

WESTERN DIGITAL CORPORATION,

SCHRADER ACQUISITION CORPORATION,

and

SANDISK CORPORATION

October 21, 2015

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 21, 2015 (this “Agreement”), by and among SanDisk Corporation, a Delaware corporation (the “Company”), Western Digital Corporation, a Delaware corporation (“Parent”), and Schrader Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”).

WHEREAS, the board of directors of the Company has (a) determined that the Merger (as defined below) is fair to, advisable and in the best interests of the Company and its stockholders, (b) approved and adopted this Agreement, including the Merger and the other transactions contemplated hereby and (c) resolved to recommend approval and adoption of this Agreement and the Merger by the stockholders of the Company;

WHEREAS, (a) the boards of directors of Parent and Merger Sub have (i) determined that the Merger is fair to, advisable and in the best interests of Parent and its stockholders or Merger Sub and its stockholder (as the case may be) and (ii) approved and adopted this Agreement, including the Merger and the other transactions contemplated hereby, (b) the board of directors of Parent has resolved to recommend approval by the stockholders of Parent of the issuance of such number of shares of Parent Common Stock as may be necessary or advisable in connection with the consummation of the Merger, and (c) Parent (as sole stockholder of Merger Sub upon the recommendation of the board of directors of Merger Sub) has approved and adopted this Agreement, including the Merger and the other transactions contemplated hereby; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties and agreements in connection with, and also to prescribe certain conditions to, the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1 Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“ACA” has the meaning set forth in Section 4.9(h).

“Affiliate” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Agreement” has the meaning set forth in the Preamble.

“Alternate Cash Consideration” has the meaning set forth in Section 3.1(a).

“Alternate Exchange Ratio” has the meaning set forth in Section 3.1(a).

“Alternate Merger Consideration” has the meaning set forth in Section 3.1(a).

“Alternate Stock Consideration” has the meaning set forth in Section 3.1(a).

“Alternative Debt Financing” has the meaning set forth in Section 6.18(c).

“Antitrust Laws” has the meaning set forth in Section 6.9(a).

“Applicable Governmental Entity” has the meaning set forth in Section 7.1(c)(i).

“Assets” has the meaning set forth in Section 6.9(a).

“Available Cash” means cash and cash equivalents held at one or more financial institutions in or outside the United States in the name of the Company or any of its Subsidiaries that is available for use in the United States without the payment of withholding Tax or U.S. income Tax or are held by the Company’s Subsidiaries outside of the United States but can be repatriated to the United States without the payment of withholding Tax or U.S. income taxes.

“Base Cash Consideration” has the meaning set forth in Section 3.1(a).

“Base Exchange Ratio” has the meaning set forth in Section 3.1(a).

“Base Merger Consideration” has the meaning set forth in Section 3.1(a).

“Base Stock Consideration” has the meaning set forth in Section 3.1(a).

“Benefit Plans” means (a) each material “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (b) each material employment, consulting, severance, change in control, retention, termination or similar plan, agreement, arrangement, policy or practice and (c) each other material plan, agreement, arrangement or policy providing for compensation, bonuses, perquisites, fringe benefits, profit-sharing, equity or equity-based related rights, incentive or deferred compensation, paid time off, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits or post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), in each case maintained, sponsored or contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have, now or in the future, any liability, in each case, for the benefit of any Service Provider providing services primarily in the United States.

“Bond Hedge Counterparty” has the meaning set forth in Section 6.23(a).

“Book Entry Shares” has the meaning set forth in Section 3.1(c).

“Business Day” means a day other than a Saturday, a Sunday or another day on which commercial banking institutions in New York, New York or California are authorized or required by Law to be closed.

“CapEx Budget” has the meaning set forth in Section 6.1(b)(xiii).

“Certificate” has the meaning set forth in Section 3.1(c).

“Certificate of Merger” has the meaning set forth in Section 2.3.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Approval” means (a) a written determination from CFIUS that the transactions contemplated by this Agreement are not subject to the DPA, (b) a written notice issued by CFIUS that it has determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement, and has concluded all action under the DPA or (c) if CFIUS has sent a report to the President of the United States requesting the President’s decision pursuant to the DPA with respect to the transactions contemplated by this Agreement, then (i) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement or (ii) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after fifteen (15) days from the date the President received such report from CFIUS.

“Charter Documents” means, with respect to any Person, all organizational documents, certificates of incorporation, bylaws and all memorandum of association, member agreements or similar contracts relating to the ownership or governance of such Person.

“Cleanup” means all actions required, under applicable Environmental Laws, to clean up, investigate, remove, treat or remediate Hazardous Materials.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plans” has the meaning set forth in Section 6.10.

“Company Acceptable Confidentiality Agreement” has the meaning set forth in Section 6.3(b).

“Company Acquisition Proposal” means any offer or proposal made by any Person or Persons other than Parent, Merger Sub or any controlled Affiliate thereof to acquire, other than in the transactions contemplated by this Agreement (including any such transaction required pursuant to the last sentence of Section 6.9(a) of this Agreement), directly or indirectly in one or a series of related transactions (a) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of fifteen percent (15%) or more of the issued and outstanding Company Common Stock pursuant to a merger, amalgamation, consolidation or other business combination, sale of share capital, tender offer, exchange offer or other similar transaction involving the Company or (b) fifteen percent (15%) or more of the assets of the Company and its Subsidiaries, taken as a whole.

“Company Balance Sheet” has the meaning set forth in Section 4.6.

“Company Balance Sheet Date” means December 28, 2014.

“Company Board Recommendation” has the meaning set forth in Section 4.23.

“Company Bond Hedge Transactions” means the bond hedge transactions evidenced by:

(a) the letter agreement re: Convertible Bond Hedge Transaction, dated as of August 19, 2010, between the Company and Goldman, Sachs & Co., together with the letter agreement re: Convertible Bond Hedge Side Letter Agreement, dated as of August 19, 2010, between the Company and Goldman, Sachs & Co.;

(b) the letter agreement re: Convertible Bond Hedge Transaction, dated as of August 19, 2010, between the Company and Morgan Stanley & Co. International plc, represented by Morgan Stanley & Co. Inc., as its agent, together with the letter agreement re: Convertible Bond Hedge Side Letter Agreement, dated as of August 19, 2010, between the Company and Morgan Stanley & Co. International plc, represented by Morgan Stanley & Co. Inc., as its agent;

(c) (I) the letter agreement re: Base Convertible Bond Hedge Transaction, dated as of October 23, 2013, between the Company and Deutsche Bank AG, London Branch, together with the letter agreement re:

Convertible Bond Hedge Transaction Side Letter Agreement, dated as of October 23, 2013, between the Company and Deutsche Bank AG, London Branch and (II) the letter agreement re: Additional Convertible Bond Hedge Transaction, dated as of October 24, 2013, between the Company and Deutsche Bank AG, London Branch, together with the letter agreement re: Convertible Bond Hedge Transaction Side Letter Agreement, dated as of October 24, 2013, between the Company and Deutsche Bank AG, London Branch;

(d) (I) the letter agreement re: Base Convertible Bond Hedge Transaction, dated as of October 23, 2013, between the Company and Barclays Bank PLC, through its agent Barclays Capital Inc., together with the letter agreement re: Convertible Bond Hedge Transaction Side Letter Agreement, dated as of October 23, 2013, between the Company and Barclays Bank PLC, through its agent Barclays Capital Inc., and (II) the letter agreement re: Additional Convertible Bond Hedge Transaction, dated as of October 24, 2013, between the Company and Barclays Bank PLC, through its agent Barclays Capital Inc., together with the letter agreement re: Convertible Bond Hedge Transaction Side Letter Agreement, dated as of October 24, 2013, between the Company and Barclays Bank PLC, through its agent Barclays Capital Inc.;

(e) (I) the letter agreement re: Base Convertible Bond Hedge Transaction, dated as of October 23, 2013, between the Company and Goldman, Sachs & Co., together with the letter agreement re: Convertible Bond Hedge Transaction Side Letter Agreement, dated as of October 23, 2013, between the Company and Goldman, Sachs & Co. and (II) the letter agreement re: Additional Convertible Bond Hedge Transaction, dated as of October 24, 2013, between the Company and Goldman, Sachs & Co., together with the letter agreement re: Convertible Bond Hedge Transaction Side Letter Agreement, dated as of October 24, 2013, between the Company and Goldman, Sachs & Co.; and

(f) (I) the letter agreement re: Base Convertible Bond Hedge Transaction, dated as of October 23, 2013, between the Company and Bank of America, N.A., together with the letter agreement re: Convertible Bond Hedge Transaction Side Letter Agreement, dated as of October 23, 2013, between the Company and Bank of America, N.A. and (II) the letter agreement re: Additional Convertible Bond Hedge Transaction, dated as of October 24, 2013, between the Company and Bank of America, N.A., together with the letter agreement re: Convertible Bond Hedge Transaction Side Letter Agreement, dated as of October 24, 2013, between the Company and Bank of America, N.A.

“Company Change of Recommendation” has the meaning set forth in Section 6.3(d)(i).

“Company Common Stock” has the meaning set forth in Section 3.1(a).

“Company Disclosure Document” means the Proxy Statement/Prospectus and each other document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated by the Company to the Company’s stockholders in connection with the transactions contemplated by this Agreement.

“Company Disclosure Schedule” means the disclosure schedule, delivered by the Company to Parent immediately prior to the execution of this Agreement.

“Company Equity Plans” means the Company 2013 Incentive Plan; the Amended and Restated Company 2005 Incentive Plan; Pliant Technology, Inc. 2007 Stock Plan; FlashSoft Corporation Amended and Restated 2011 Equity Plan; SMART Storage Systems (Global Holdings), Inc. 2011 Share Incentive Plan; Fusion-io, Inc. 2008 Stock Incentive Plan, as amended; Fusion-io, Inc. 2011 Equity Incentive Plan; and M-Systems Flash Disk Pioneers Ltd. 2003 Stock Option and Restricted Stock Incentive Plan, which are all of the plans or agreements pursuant to which the Company has granted equity or equity-based awards (including equity or equity-based awards granted or assumed by the Company in connection with any acquisitions prior to the Effective Time) outstanding as of the Effective Time or pursuant to which the Company may grant equity or equity-based awards in the future.

“Company Excluded Contract” means any: (i) Contract with standards setting bodies or organizations, consortia or similar entities entered into in the ordinary course of business; (ii) Contracts for the purchase, sale, marketing, testing or nonexclusive licensing of Company Products (including prior versions thereof) entered into in the ordinary course of business or Intellectual Property used with the Company Products (including prior versions thereof) entered into in the ordinary course of business; (iii) evaluation license agreements; and (iv) non-disclosure agreements entered into in the ordinary course of business.

“Company Financial Statements” has the meaning set forth in Section 4.5(b).

“Company Indentures” means (a) the Indenture with respect to the Company’s 1.5% Convertible Senior Notes due 2017, dated as of August 25, 2010, by and between the Company and The Bank of New York Mellon Trust Company, N.A. and (b) the Indenture with respect to the Company’s 0.5% Convertible Senior Notes due 2020, dated as of October 29, 2013, by and between the Company and The Bank of New York Mellon Trust Company, N.A. (each as amended, restated, supplemented or otherwise modified from time to time prior to the date hereof).

“Company Intervening Event” means any Effect that has not arisen as a result of a breach of this Agreement by the Company, that is material to the Company and its Subsidiaries, taken as a whole, and that was not known or reasonably foreseeable to the board of directors of the Company on or prior to the date of this Agreement (or, if known, the consequences of which were not reasonably foreseeable to the board of directors of the Company on or prior to the date of this Agreement), which Effect (or the consequences thereof) becomes known to the board of directors of the Company before receipt of the Company Stockholder Approval; provided, that in no event shall any Effect arising from or relating to any of the following give rise to a Company Intervening Event: (a) any Company Acquisition Proposal; (b) the public announcement of discussions among the parties hereto regarding a potential transaction, the public announcement, execution, delivery or performance of this Agreement, the identity of Parent or Merger Sub, or the public announcement, pendency or consummation of the transactions contemplated hereby; (c) any change in the trading price or trading volume of shares of Company Common Stock on Nasdaq or any change in the Company’s credit rating (although for purposes of clarity, any underlying Effects, with respect to this clause (c) relating to or causing such change may be considered, along with the effects or consequences thereof); (d) the fact that the Company has exceeded, met or failed to meet any projections, forecasts, revenue or earnings predictions or expectations of the Company or any securities analysts for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement (although for purposes of clarity, any underlying Effects relating to or causing such excess, meeting or failure may be considered, along with the effects or consequences thereof); (e) changes in GAAP, other applicable accounting rules or applicable Law (including the accounting rules and regulations of the SEC) or, in any such case, changes in the interpretation thereof after the date of this Agreement; or (f) any changes in general economic or political conditions, or in the financial, credit or securities markets in general (including changes in interest rates, exchange rates, stock, bond and/or debt prices).

“Company License Agreements” has the meaning set forth in Section 4.12(b).

“Company Material Adverse Effect” means any effect, event, change, occurrence, condition or development (each an “Effect”) that, individually or when taken together with all other Effects, has had or would reasonably be expected to have a material adverse change in, or material adverse effect on, (a) the ability of the Company and its Subsidiaries to consummate the transactions contemplated by this Agreement, including any such Effect that prevents, materially delays or materially impedes the Company’s or its Subsidiaries’ ability to consummate the transactions contemplated by this Agreement; or (b) the assets, businesses, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that for the purposes of this clause (b) any Effect, to the extent resulting from or arising in connection with (i) the industries, geographies or markets in which the Company and its Subsidiaries operate; or (ii) general economic, political or financial or securities market conditions, shall be excluded from the determination of a Company Material Adverse Effect, except, in the case of clauses (i) and (ii), to the extent that such Effect (individually or in the aggregate) disproportionately affects the Company and its Subsidiaries, taken as a whole, relative to other Persons engaged in the same industries, geographies, and markets in which the Company and its Subsidiaries operate; and provided, further, that for the purposes of this clause (b) any Effect, to the extent resulting from or arising in connection with (A) the announcement of this Agreement and the transactions contemplated hereby, including, solely to the extent arising from the announcement of this Agreement and the transactions contemplated hereby, the loss or departure of officers or other employees of the Company or any of its Subsidiaries, or the termination, reduction (or potential reduction) or any other negative development (or potential negative development) in the Company’s or any Subsidiary’s relationships with any of its customers, suppliers, distributors or other business partners, (B) natural disasters, acts of war, terrorism or sabotage, military actions or the escalation thereof; except, in the case of this clause (B), to the extent that such events (individually or in the aggregate) disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other Persons engaged in the same industries, geographies, or markets in which the Company or its Subsidiaries operate, (C) changes in GAAP or changes in the interpretation of GAAP, or changes in the accounting rules and regulations of the SEC or changes in applicable Law; except, in the case of this clause (C), to the extent that such changes (individually or in the aggregate) disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other Persons engaged in the same industries, geographies, or markets in which the Company or its Subsidiaries operate, (D) the taking of any action by the Company or any Subsidiary of the Company to the extent the taking of such action is expressly required by this Agreement or the failure by the Company or any of its Subsidiaries to take any action to the extent the taking of such action is expressly prohibited by this Agreement (provided that any Effect arising from compliance with the covenant to operate the business in the ordinary course shall not be excluded from a determination of a Company Material Adverse Effect, and provided, further, that the underlying event sought to be remedied by an action prohibited by the interim operations covenant may be considered in determining whether a Company Material Adverse Effect has occurred unless otherwise expressly excluded under another clause of this definition), (E) any proceeding brought or threatened by stockholders of the Company or stockholders of Parent (whether on behalf of the Company, Parent or otherwise) asserting allegations of breach of fiduciary duty relating to (i) this Agreement or violations of securities Laws in connection with the Company Disclosure Documents or (ii) otherwise arising out of or relating to this Agreement and the transactions contemplated hereby, (F) any decrease in the market price or trading volume of the Company Common Stock (it being understood that the underlying causes of such decrease may be considered in determining whether a Company Material Adverse Effect has occurred unless otherwise expressly excluded under another clause of this definition), or (G) any failure by the Company to meet any projections, forecasts or revenue or earnings predictions, or any predictions or expectations of the Company or of any securities analysts (it being understood that the underlying causes of such failure may be considered in determining whether a Company Material Adverse Effect has occurred unless otherwise expressly excluded under another clause of this definition), shall also be excluded from the determination of a Company Material Adverse Effect.

“Company Notice Period” has the meaning set forth in Section 6.3(e)(i).

“Company Preferred Stock” means the preferred stock, $0.001 par value per share, of the Company.

“Company Products” means the final versions of products and services (excluding beta or evaluation versions or samples or reference designs) licensed, sold, or otherwise commercially released by or for the Company or any of its Subsidiaries as of the date of this Agreement.

“Company Real Property” has the meaning set forth in Section 4.14(a).

“Company Restricted Stock Unit” means a restricted stock unit, including any performance-based restricted stock unit, issued pursuant to any of the Company Equity Plans.

“Company SEC Reports” means reports and other documents required to be filed with the SEC by the Company since December 31, 2012.

“Company Significant Customer” has the meaning set forth in Section 4.19(a).

“Company Significant Licensee” has the meaning set forth in Section 4.19(c).

“Company Significant Supplier” has the meaning set forth in Section 4.19(b).

“Company Stock Option” means an option to purchase shares of Company Common Stock, or a stock appreciation right, in either case granted pursuant to one of the Company Equity Plans.

“Company Stockholder Approval” has the meaning set forth in Section 4.22.

“Company Stockholder Meeting” has the meaning set forth in Section 6.8(a).

“Company Stockholders’ Rights Plan” means the Rights Agreement, dated as of September 15, 2003, as amended, by and between the Company and Computershare Trust Company, Inc.

“Company Superior Proposal” means any bona fide written Company Acquisition Proposal (substituting the term “fifty percent (50%)” for the term “fifteen percent (15%)” in each instance where such term appears therein) that the Company’s board of directors determines, in good faith after consultation with its outside legal counsel and financial advisors, and after taking into account all of the terms and conditions of such Company Acquisition Proposal (including any termination or break-up fees and conditions to consummation), and after taking into account all financial, legal, regulatory and other aspects of such Company Acquisition Proposal (including the existence of financing conditions, the conditionality of any financing commitments and the likelihood and timing of consummation), is reasonably capable of being consummated and if consummated would be more favorable to the Company and its stockholders (in their capacity as such), from a financial point of view, than the Merger and the transactions contemplated by this Agreement.

“Company Warrants” means the warrants exercisable for shares of Company Common Stock evidenced by:

(a) the letter agreement re: Warrants, dated as of August 19, 2010, between the Company and Goldman, Sachs & Co., together with the letter agreement re: Warrant Side Letter Agreement, dated as of August 19, 2010, between the Company and Goldman, Sachs & Co.;

(b) the letter agreement re: Warrants, dated as of August 19, 2010, between the Company, Morgan Stanley & Co. Inc. and Morgan Stanley & Co. International, together with the letter agreement re: Warrant Side Letter Agreement, dated as of August 19, 2010, between the Company, Morgan Stanley & Co. Inc. and Morgan Stanley & Co. International;

(c) (I) the letter agreement re: Base Warrants, dated as of October 23, 2013, between the Company and Deutsche Bank AG, London Branch, together with the letter agreement re: Warrant Side Letter Agreement, dated as of October 23, 2013, between the Company and Deutsche Bank AG, London Branch and (II) the letter agreement re: Additional Warrants, dated as of October 24, 2013, between the Company and Deutsche Bank AG, London Branch, together with the letter agreement re: Warrant Side Letter Agreement, dated as of October 24, 2013, between the Company and Deutsche Bank AG, London Branch;

(d) (I) the letter agreement re: Base Warrants, dated as of October 23, 2013, between the Company and Barclays Bank PLC, through its agent Barclays Capital Inc., together with the letter agreement re: Warrant Side Letter Agreement, dated as of October 23, 2013, between the Company and Barclays Bank PLC, through its agent Barclays Capital Inc., and (II) the letter agreement re: Additional Warrants, dated as of October 24, 2013, between the Company and Barclays Bank PLC, through its agent Barclays Capital Inc., together with the letter agreement re: Warrant Side Letter Agreement, dated as of October 24, 2013, between the Company and Barclays Bank PLC, through its agent Barclays Capital Inc.;

(e) (I) the letter agreement re: Base Warrants, dated as of October 23, 2013, between the Company and Goldman, Sachs & Co., together with the letter agreement re: Warrant Side Letter Agreement, dated as of October 23, 2013, between the Company and Goldman, Sachs & Co. and (II) the letter agreement re: Additional Warrants, dated as of October 24, 2013, between the Company and Goldman, Sachs & Co., together with the letter agreement re: Warrant Side Letter Agreement, dated as of October 24, 2013, between the Company and Goldman, Sachs & Co.; and

(f) (I) the letter agreement re: Base Warrants, dated as of October 23, 2013, between the Company and Bank of America, N.A., together with the letter agreement re: Warrant Side Letter Agreement, dated as of October 23, 2013, between the Company and Bank of America, N.A. and (II) the letter agreement re: Additional Warrants, dated as of October 24, 2013, between the Company and Bank of America, N.A., together with the letter agreement re: Warrant Side Letter Agreement, dated as of October 24, 2013, between the Company and Bank of America, N.A.

“Compensation Committee” means the compensation committee of the board of directors of the Company.

“Compliant” means, with respect to the Financing Information, that (i) such Financing Information does not contain any untrue statement of a material fact or omit to state any material fact necessary, in each case with respect to the Company or its Subsidiaries, in order to make such Financing Information, in the light of the circumstances under which the statements contained in the Financing Information are made, not misleading, and (ii) if the Debt Financing includes an offering of debt securities of Parent, the financial statements and other financial information included in such Financing Information are, and remain throughout the Marketing Period, sufficient and sufficiently current to permit (A) a registration statement on Form S-3 of Parent that includes such financial statements and financial information to be declared effective by the SEC on or before the last day of the Marketing Period (it being understood that if the offering of debt securities will be conducted as a private placement and not as a registered offering then such financial statements and other financial information shall not be required to include financial statements required by Rules 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act, Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act and the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-2744A and other information not customarily provided in an offering memorandum for a Rule 144A offering), and (B) the Financing Sources to receive customary comfort letters from the Company’s independent auditors on the financial statements and financial information included in the Financing Information and contained in the offering memorandum or prospectus supplement for such offering of debt securities, including customary negative assurance comfort with respect to the period following the end of the latest fiscal year or fiscal quarter of the Company for which historical financial statements of the Company are included in the Financing Information and prior to the comfort letter cut-off date, and the Company’s independent auditors have delivered drafts of such comfort letters in customary form and indicated that, upon completion of customary procedures, they are prepared to deliver the comfort letters in customary form upon any pricing and closing of such offering of debt securities during the Marketing Period.

“Confidentiality Agreement” means that certain letter agreement, dated September 3, 2015, by and between the Company and Parent.

“Consideration Fund” has the meaning set forth in Section 3.2(a).

“Contract” means any note, bond, mortgage, indenture, lease, license, contract or agreement.

“Converted Parent Option” has the meaning set forth in Section 3.4(a).

“Converted RSUs” has the meaning set forth in Section 3.4(d).

“D&O Indemnitee” has the meaning set forth in Section 6.7(a).

“D&O Insurance” has the meaning set forth in Section 6.7(b).

“Debt Commitment Letter” has the meaning set forth in Section 5.10.

“Debt Financing” has the meaning set forth in Section 5.10.

“Debt Financing Agreements” has the meaning set forth in Section 6.18(b).

“DGCL” has the meaning set forth in Section 2.1.

“Dissenting Shares” has the meaning set forth in Section 3.3.

“DPA” means Section 721 of the Defense Production Act of 1950, as amended, including the implementing regulations thereof, codified at 31 C.F.R. Part 800.

“Effect” has the meaning set forth in the definition of “Company Material Adverse Effect.”

“Effective Time” has the meaning set forth in Section 2.3.

“Employees” has the meaning set forth in Section 6.5(a).

“Environmental Claim” means any claim, notice, directive, action, investigation, suit, demand, information request, abatement order or other order by a Governmental Entity alleging liability arising out of, based on, or resulting from (a) the release of any Hazardous Materials at any location or (b) circumstances forming the basis of any violation of any Environmental Law.

“Environmental Laws” means all applicable and legally enforceable Laws relating to pollution or protection of the environment, including Laws relating to releases of Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, release, transport or handling of Hazardous Materials.

“Equity Conversion Ratio” has the meaning set forth in Section 3.4(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company or any of its Subsidiaries would be deemed to be a single employer within the meaning of section 4001 of ERISA or sections 414(b), (c), (m), (n) or (o) of the Code.

“ESPPs” means the Company’s Amended and Restated 2005 Employee Stock Purchase Plan and Amended and Restated 2005 International Employee Stock Purchase Plan.

“Excess Shares” has the meaning set forth in Section 3.1(f).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 3.2(a).

“Exchange Fund” has the meaning set forth in Section 3.2(a).

“FCPA” means the Foreign Corrupt Practices Act of 1977.

“Financing Indemnitees” has the meaning set forth in Section 6.19(b).

“Financing Information” means (a) audited consolidated balance sheets and related statements of operations, comprehensive income, equity and cash flows of the Company for the three (3) most recently completed fiscal years ended at least ninety (90) days prior to the Closing Date, (b) unaudited consolidated balance sheets and related statements of operations, comprehensive income and cash flows of the Company for each subsequent fiscal quarter ended at least forty-five (45) days prior to the Closing Date (but not including the fourth fiscal quarter of any fiscal year) which unaudited financial statements have been reviewed by the Company’s independent auditors in accordance with AU 722 (Interim Financial Information), (c) all other financial statements, financial data and other financial or operating information regarding the Company and its Subsidiaries (i) in the event that the Debt Financing includes a registered public offering of debt securities by Parent, that are required by the Securities Act (including Regulations S-K and S-X thereunder and other accounting rules and regulations of the SEC) for inclusion in such registration statement or prospectus supplement with respect to such debt securities of Parent, (ii) that are customarily included in offering documents and syndication materials used to syndicate credit facilities of the type to be included in the Debt Financing and (iii) in the event that the Debt Financing includes a Rule 144A private placement of debt securities by Parent, that are customarily included in offering documents used in private placements of securities under Rule 144A of the Securities Act (it being understood that none of such information need include financial statements required by Rules 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act, Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act and the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-2744A), and (d) the financial information of the Company and its Subsidiaries necessary for Parent to prepare any pro forma financial statements for the historical periods required by Article 11 of Regulation S-X or, in the event that the Debt Financing includes a Rule 144A private placement of debt securities, that are customarily included in offering documents used in private placements of securities under Rule 144A of the Securities Act (provided that the Company and its Subsidiaries shall not be responsible for the preparation of such pro forma financial statements or any related pro forma adjustments).

“Financing Sources” means the entities that have committed to provide or arrange the Debt Financing, Alternative Debt Financing or Replacement Financing in connection with the transactions contemplated hereby (including any such person that becomes a party to the Debt Commitment Letter after the date hereof or any joinder agreement or definitive agreement entered into pursuant thereto, but excluding Parent and any of its Subsidiaries), together with their Affiliates involved in the Debt Financing or such Alternative Debt Financing or Replacement Financing and their respective successors and assigns.

“Foreign Benefit Plan” means any plan, agreement, arrangement, policy or practice that would constitute a Benefit Plan, but for the fact that it is for the benefit of any Service Provider that is not providing services primarily in the United States.

“GAAP” has the meaning set forth in Section 4.5(b).

“Governmental Entity” means any international, national, federal, state, provincial or local governmental, court, legislative, executive or regulatory authority or agency or other governmental authority or instrumentality, including any state-owned or state-controlled entity, including any stock exchange.

“Hazardous Materials” means any substance that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any Law relating to pollution, waste, or the environment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Parties” has the meaning set forth in Section 6.7(a).

“Intellectual Property” means all rights in patents and patent applications (“Patents”), trademarks, trademark applications, service mark registrations and service mark applications, trade names, trade dress, logos, slogans, uniform resource locators, Internet domain names, Internet domain name applications, registered copyrighted works, technology, software, trade secrets, know-how, technical documentation, specifications, data, designs and other intellectual property and proprietary rights.

“IRS” means the U.S. Internal Revenue Service.

“Knowing and Intentional Breach” means a material breach that is a consequence of an act undertaken by the breaching party with the Knowledge that the taking of such act would, or would be reasonably expected to, cause a material breach of this Agreement.

“Knowledge” means, as of the date of determination, the actual knowledge, after reasonable inquiry in such Person’s functional area of responsibility, of (i) with respect to the Company, the Persons set forth on Section 1.1(a) of the Company Disclosure Schedule and (ii) with respect to Parent, the Persons set forth on Section 1.1(a) of the Parent Disclosure Schedule.

“Law” means any international, federal, state, local or foreign law, statute, ordinance, regulation, judgment, order, decree, injunction, arbitration award, franchise, license, agency requirement or permit of any Governmental Entity.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or limitation on transfer (other than such a limitation arising under federal, state or foreign securities Laws) in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Marketing Period” means the first period of thirty (30) consecutive calendar days commencing (a) after the date on which Parent shall have received all requested Financing Information and such Financing Information is Compliant and (b) on the earlier of (i) September 19, 2016 (the “Marketing Period Trigger Date”); provided that if the Termination Date is extended pursuant to Section 8.1(b)(i), then the Marketing Period Trigger Date shall be deemed to be November 18, 2016 and (ii) the date on which the conditions set forth in Section 7.1 and Section 7.2 shall have been satisfied (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party hereto entitled to waive such conditions) and nothing has occurred and no condition or state of facts exists that would cause any of the conditions set forth in Section 7.1 or Section 7.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such thirty (30) consecutive calendar day period; provided, that (A) (1) such thirty (30) consecutive calendar day period shall exclude November 26, 2015 and November 27, 2015, (2) if the Marketing Period has not been completed on or prior to December 18, 2015, then the Marketing Period shall not commence prior to January 4, 2016, (3) if the Marketing Period has not been completed on or prior to February 9, 2016, then the Marketing Period shall not commence prior to the date that the Company files its annual report on Form 10-K for the fiscal year 2015, (4) if the Marketing Period has not been completed on or prior to August 12, 2016, then the Marketing Period shall not commence prior to September 6, 2016, (5) such 30 consecutive calendar day period shall exclude November 24, 2016 and November 25, 2016 and (6) if the Marketing Period has not been completed on or prior to December 19, 2016, then the Marketing Period shall not commence prior to January 3, 2017; (B) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated; (C) the Marketing Period shall not be deemed to have commenced if (1) after the date of this Agreement and prior to the completion of the Marketing Period, Ernst & Young LLP shall have withdrawn its audit opinion with respect to the audited financial statements of the Company and its Subsidiaries referred to in clause (a) of the definition of Financing Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements by Ernst & Young LLP or another independent accounting firm reasonably acceptable to Parent, (2) the Financing Information would not be Compliant at any time during such thirty (30) consecutive calendar day period, in which case a new thirty (30) consecutive calendar day period shall commence upon Parent receiving updated Financing Information that would be Compliant and, unless the Marketing Period started on the Marketing Period Trigger Date, the requirement in clause (b)(ii) above would be satisfied on the first day, throughout and on the last day of such new thirty (30) consecutive calendar day period (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Financing Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have commenced until such Financing Information is Compliant) or (3) the Company has publicly announced its intention to, or determines that it must, restate any historical financial statements of the Company and its Subsidiaries included in the Financing Information or any such restatement is under consideration, in which case, the Marketing Period shall not commence unless and until either such restatement has been completed and the applicable Financing Information has been amended and updated or, for a restatement under consideration, if the Company has determined that such a restatement is not required; and (D) if the Company in good faith reasonably believes that it has delivered the Financing Information to Parent, the Company may deliver to Parent a written notice to that effect (stating when the Company believes it completed any such delivery), in which case the Company shall be deemed to have delivered the Financing Information as of the date of delivery of such notice unless Parent in good faith reasonably believes that the Company has not completed delivery of the Financing Information and, within four (4) Business Days after its receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which Financing Information the Company has not delivered).

“Marketing Period Trigger Date” has the meaning set forth in the definition of “Marketing Period”.

“Material Contract” has the meaning set forth in Section 4.8(a).

“Merger” has the meaning set forth in Section 2.1.

“Merger Consideration” means the Alternate Merger Consideration or the Base Merger Consideration, as applicable.

“Merger Sub” has the meaning set forth in the Preamble.

“Nasdaq” means the Nasdaq Global Select Market.

“Nasdaq Rules” means the rules and regulations of Nasdaq.

“New Debt Commitment Letter” has the meaning set forth in Section 6.18(c).

“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department.

“Owned Real Property” has the meaning set forth in Section 4.14(a).

“Parent” has the meaning set forth in the Preamble.

“Parent 401(k) Plan” has the meaning set forth in Section 6.10.

“Parent Acceptable Confidentiality Agreement” has the meaning set forth in Section 6.4(b).

“Parent Acquisition Proposal” means any offer or proposal made by any Person or Persons other than the Company or any controlled Affiliate thereof to acquire, other than in the transactions contemplated by this Agreement (including any such transaction required pursuant to the last sentence of Section 6.9(a) of this Agreement), directly or indirectly in one or a series of related transactions (a) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of fifteen percent (15%) or more of the issued and outstanding Parent

Common Stock pursuant to a merger, amalgamation, consolidation or other business combination, sale of share capital, tender offer, exchange offer or other similar transaction involving Parent or (b) fifteen percent (15%) or more of the assets of Parent and its Subsidiaries, taken as a whole.

“Parent Balance Sheet” has the meaning set forth in Section 5.15.

“Parent Board Recommendation” has the meaning set forth in Section 5.13.

“Parent Change of Recommendation” has the meaning set forth in Section 6.4(d)(i).

“Parent Common Stock” means the common stock, $0.01 par value per share, of Parent.

“Parent Disclosure Document” means the Registration Statement, the Proxy Statement/Prospectus and each other document required to be filed by Parent or Merger Sub with the SEC or required to be distributed or otherwise disseminated by Parent to Parent’s stockholders in connection with the transactions contemplated by this Agreement.

“Parent Disclosure Schedule” means the disclosure schedule, delivered by Parent to the Company immediately prior to the execution of this Agreement.

“Parent Equity Plans” means Global Management and Employee Stock Option Plan; Amplidata N.V. Stock Option Plan 2013; Amplidata N.V. 2013 Stock Incentive Plan; Amplidata NV Stock Option Plan 2014; Amplidata NV 2014 Stock Incentive Plan; Virident Systems, Inc. 2006 Stock Plan; sTec, Inc. 2010 Incentive Award Plan; SimpleTech, Inc. 2000 Stock Incentive Plan; Western Digital Corporation Amended and Restated 2004 Performance Incentive Plan; Western Digital Corporation 2005 Employee Stock Purchase Plan; Viviti Technologies, Ltd. 2010 Equity Plan; and Viviti Technologies, Ltd. 2010 Senior Executive Officer Equity Plan.

“Parent Excluded Contract” means any: (i) Contract with standards setting bodies or organizations, consortia or similar entities entered into in the ordinary course of business; (ii) Contracts for the purchase, sale, marketing, testing or nonexclusive licensing of Parent Products (including prior versions thereof) entered into in the ordinary course of business or Intellectual Property used with the Parent Products (including prior versions thereof) entered into in the ordinary course of business; (iii) evaluation license agreements; (iv) rebate agreements; and (v) non-disclosure agreements entered into in the ordinary course of business.

“Parent Financial Statements” has the meaning set forth in Section 5.5(b).

“Parent Intervening Event” means any Effect that has not arisen as a result of a breach of this Agreement by Parent, that is material to Parent and its Subsidiaries, taken as a whole, and that was not known or reasonably foreseeable to the board of directors of Parent on or prior to the date of this Agreement (or, if known, the consequences of which were not reasonably foreseeable to the board of directors of Parent on or prior to the date of this Agreement), which Effect (or the consequences thereof) becomes known to the board of directors of Parent before receipt of the Parent Stockholder Approval; provided, that in no event shall any Effect arising from or relating to any of the following give rise to a Parent Intervening Event: (a) any Parent Acquisition Proposal; (b) the public announcement of discussions among the parties hereto regarding a potential transaction, the public announcement, execution, delivery or performance of this Agreement, the identity of the Company, or the public announcement, pendency or consummation of the transactions contemplated hereby; (c) any change in the trading price or trading volume of shares of Parent Common Stock on Nasdaq or any change in Parent’s credit rating (although for purposes of clarity, any underlying Effects, with respect to this clause (c) relating to or causing such change may be considered, along with the effects or consequences thereof); (d) the fact that Parent has exceeded, met or failed to meet any projections, forecasts, revenue or earnings predictions or expectations of Parent or any securities analysts for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement (although for purposes of clarity, any underlying Effects relating to or causing such excess, meeting or failure may be considered, along with the effects or consequences thereof); (e) changes in GAAP, other applicable accounting rules or applicable Law (including the accounting rules and regulations of the SEC) or, in any such case, changes in the interpretation thereof after the date of this Agreement; or (f) any changes in general economic or political conditions, or in the financial, credit or securities markets in general (including changes in interest rates, exchange rates, stock, bond and/or debt prices).

“Parent License Agreements” shall have the meaning set forth in Section 5.17(b).

“Parent Material Adverse Effect” means any Effect that, individually or when taken together with all other Effects, has had or would reasonably be expected to have a material adverse change in, or material adverse effect on, (a) the ability of Parent and its Subsidiaries (including Merger Sub) to consummate the transactions contemplated by this Agreement, including any such Effect that prevents, materially delays or materially impedes Parent’s or its Subsidiaries’ ability to consummate the transactions contemplated by this Agreement; or (b) the assets, businesses, liabilities, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that for the purposes of this clause (b) any Effect, to the extent resulting from or arising in connection with (i) the industries, geographies or markets in which Parent and its Subsidiaries operate or (ii) general economic, political or financial or securities market conditions, shall be excluded from the determination of a Parent Material Adverse Effect, except, in the case of clauses (i) and (ii), to the extent that such Effect (individually or in the aggregate) disproportionately affects Parent and its Subsidiaries, taken as a whole, relative to other Persons engaged in the same industries, geographies, and markets in which Parent and its Subsidiaries operate; and provided, further, that for the purposes of this clause (b) any Effect, to the extent resulting from or arising in connection with (A) the announcement of this Agreement and the transactions contemplated hereby, including, solely to the extent arising from the announcement of this Agreement and the transactions contemplated hereby, the loss or departure of officers or other employees of Parent or any of its Subsidiaries, or the termination, reduction (or potential reduction) or any other negative development (or potential negative development) in Parent’s or any Subsidiary’s relationships with any of its customers, suppliers, distributors or other business partners, (B) natural disasters, acts of war, terrorism or sabotage, military actions or the escalation thereof; except, in the case of this clause (B), to the extent that such events (individually or in the aggregate) disproportionately affect Parent and its Subsidiaries, taken as a whole, relative to other Persons engaged in the same industries, geographies, or markets in which Parent or its Subsidiaries operate, (C) changes in GAAP or changes in the interpretation of GAAP, or changes in the accounting rules and regulations of the SEC or changes in applicable Law; except, in the case of this clause (C), to the extent that such changes (individually or in the aggregate) disproportionately affect Parent and its Subsidiaries, taken as a whole, relative to other Persons engaged in the same industries, geographies, or markets in which Parent or its Subsidiaries operate, (D) the taking of any action by Parent or Merger Sub or any Subsidiary of Parent to the extent the taking of such action is expressly required by this Agreement or the failure by Parent, Merger Sub or any Subsidiary of Parent to take any action to the extent the taking of such action is expressly prohibited by this Agreement (provided that any Effect arising from compliance with the covenant to operate the business in the ordinary course shall not be excluded from a determination of a Parent Material Adverse Effect, and provided, further, that the underlying event sought to be remedied by an action prohibited by the interim operations covenant may be considered in determining whether a Parent Material Adverse Effect has occurred unless otherwise expressly excluded under another clause of this definition), (E) any proceeding brought or threatened by stockholders of Parent or stockholders of the Company (whether on behalf of Parent, the Company or otherwise) asserting allegations of breach of fiduciary duty relating to (i) this Agreement or violations of securities Laws in connection with any Parent Disclosure Document or (ii) otherwise arising out of or relating to this Agreement and the transactions contemplated hereby, (F) any decrease in the market price or trading volume of Parent Common Stock (it being understood that the underlying causes of such decrease may be considered in determining whether a Parent Material Adverse Effect has occurred unless otherwise expressly excluded under another clause of this definition), or (G) any failure by Parent to meet any projections, forecasts or revenue or earnings predictions, or any predictions or expectations of Parent or of any securities analysts (it being understood that the underlying causes of such failure may be considered in determining whether a Parent

Material Adverse Effect has occurred unless otherwise expressly excluded under another clause of this definition), shall also be excluded from the determination of a Parent Material Adverse Effect.

“Parent Measurement Price” means the volume weighted average trading price of Parent Common Stock on Nasdaq for the five (5) consecutive trading days ending on the trading day immediately preceding the Closing Date.

“Parent Notice Period” has the meaning set forth in Section 6.4(e)(i).

“Parent Option” means an option to purchase shares of Parent Common Stock granted pursuant to the Parent Equity Plans.

“Parent Plans” has the meaning set forth in Section 6.5(c).

“Parent Preferred Stock” means the preferred stock, $0.01 par value per share, of Parent.

“Parent Products” means the final versions of products and services (excluding beta or evaluation versions or samples or reference designs) licensed, sold, or otherwise commercially released by or for Parent or any of its Subsidiaries as of the date of this Agreement.

“Parent SEC Reports” means reports and other documents required to be filed with the SEC by Parent since December 31, 2012.

“Parent Stockholder Approval” has the meaning set forth in Section 5.12.

“Parent Stockholder Meeting” has the meaning set forth in Section 6.8(b).

“Parent Superior Proposal” means any bona fide written Parent Acquisition Proposal (substituting the term “fifty percent (50%)” for the term “fifteen percent (15%)” in each instance where such term appears therein) that Parent’s board of directors determines, in good faith after consultation with its outside legal counsel and financial advisors, and after taking into account all of the terms and conditions of such Parent Acquisition Proposal (including any termination or break-up fees and conditions to consummation), and after taking into account all financial, legal, regulatory and other aspects of such Parent Acquisition Proposal (including the existence of financing conditions, the conditionality of any financing commitments and the likelihood and timing of consummation), is reasonably capable of being consummated and if consummated would be more favorable to Parent and its stockholders (in their capacity as such), from a financial point of view, than the Merger and the transactions contemplated by this Agreement.

“Partnership” means any partnership, joint venture or similar entity in connection with which the Company or any of its Subsidiaries directly or indirectly holds an ownership interest in such entity.

“Per Share Additional Equity Amount” means a number of shares of Parent Common Stock equal to (x) the Per Share Cash Reduction Amount, divided by (y) $79.5957.

“Per Share Cash Reduction Amount” means an amount equal to (x) the excess, if any, as of the Closing Date, of the Target Available Cash over the Available Cash, divided by (y) the number of shares of Company Common Stock outstanding as of the Closing Date.

“Permits” has the meaning set forth in Section 4.17.

“Permitted Debt Commitment Letter Reduction” has the meaning set forth in Section 6.18(b).

“Permitted Liens” means (a) Liens for Taxes (i) not yet due and payable, or (ii) that are being contested in good faith and for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Balance Sheet or Parent Balance Sheet, as applicable, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens arising in the ordinary course of business consistent with past practice with respect to amounts not yet overdue or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Balance Sheet or Parent Balance Sheet, as applicable, and which are not, individually or in the aggregate, material to the business of the Company or Parent, (c) non-exclusive licenses or covenants not to sue with respect to Intellectual Property entered into in the ordinary course of business, (d) with respect to any Real Property Lease or Owned Real Property, Liens imposed or promulgated by operation of applicable Law with respect to real property and improvements, including zoning regulations, permits, licenses, utility easements, rights of way and similar Liens imposed or promulgated by any Governmental Entity which are not violated by the current use or occupancy of the real property or the operation of the business of the Company or Parent, as applicable, and such Person’s Subsidiaries as presently conducted, (e) with respect to any Real Property Lease, Liens that do not secure an obligation to pay money and do not materially impair the value or use of such Real Property Lease and (f) with respect to the Owned Real Property, minor title defects or irregularities and easements that do not secure an obligation to pay money and that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of the Company or Parent, as applicable, and such Person’s Subsidiaries as presently conducted.

“Person” means any natural person or any corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

“Proxy Statement/Prospectus” means the definitive proxy statement/prospectus to be sent to (i) the stockholders of the Company relating to the Company Stockholder Meeting and (ii) the stockholders of Parent relating to the Parent Stockholder Meeting in connection with the Merger and the other transactions contemplated by this Agreement (including any amendments or supplements thereto).

“Qualifying Transaction” means any acquisition of (a) fifty percent (50%) or more of the outstanding shares of Company Common Stock pursuant to a merger, amalgamation, consolidation or other business combination, sale of shares, tender offer or exchange offer or similar transaction involving the Company or (b) all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole.

“Real Property Leases” has the meaning set forth in Section 4.14(a).

“Registration Statement” means the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock as part of the Merger Consideration and any other shares issuable pursuant to this Agreement (including any amendments or supplements thereto).

“Replacement Commitments” has the meaning set forth in Section 6.18(d).

“Replacement Debt” has the meaning set forth in Section 6.18(d).

“Replacement Financing” has the meaning set forth in Section 6.18(d).

“Replacement Financing Commitment Letter” has the meaning set forth in Section 6.18(d).

“Replacement Financing Documents” has the meaning set forth in Section 6.18(d).

“Representatives” has the meaning set forth in Section 6.2(a).

“Repurchase Transaction” has the meaning set forth in Section 6.22(d).

“Sarbanes-Oxley Act” has the meaning set forth in Section 4.5(d).

“SEC” means the United States Securities and Exchange Commission.

“Section 262” has the meaning set forth in Section 3.3.

“Securities Act” means the Securities Act of 1933, as amended.

“Service Provider” means any Employee and any other individual who is a current or former director, officer, employee, leased employee, independent contractor or consultant of the Company or any of its Subsidiaries, including any such individual hired after the date hereof.

“Share Issuance” means the issuance of such number of shares of Parent Common Stock as may be necessary or advisable in connection with the consummation of the Merger pursuant to this Agreement.

“Significant Subsidiary” has the meaning assigned to such term in Rule 1-02(w) of Regulation S-X.

“Solvent” has the meaning set forth in Section 5.11.

“Stock Consideration Value” means the product of (a) the Base Exchange Ratio or the Alternate Exchange Ratio, as applicable and (b) the Parent Measurement Price.

“Subsidiary” means, as to any Person, any corporation, partnership, limited liability company, association or other business entity (a) of which such Person directly or indirectly owns securities or other equity interests representing more than fifty percent (50%) of the aggregate voting power or (b) of which such Person possesses more than fifty percent (50%) of the right to elect directors or Persons holding similar positions.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Syndication and Offering Materials” has the meaning set forth in Section 6.19(a)(i).

“Target Available Cash” shall mean (x) $4,049,000,000.00 if the Closing occurs before June 30, 2016 and (y) $4,139,000,000.00 if the Closing occurs on or after June 30, 2016.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Governmental Entity or jurisdiction (foreign or domestic) with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Tax, and any amendments or attachments to any of the foregoing.

“Taxes” means any and all taxes, charges, fees, levies, customs, duties or other assessments, including income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, service, service use, value added, license, net worth, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the IRS or any other Governmental Entity (or any subdivision or taxing agency thereof), whether computed on a separate, consolidated, unitary, combined or any other basis, including any interest, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies, customs, duties or other assessments.

“Termination Date” has the meaning set forth in Section 8.1(b)(i).

“Third Party” means any Person or group other than Parent or Merger Sub and their respective Affiliates and Representatives and the Company and its Affiliates and Representatives.

“Underwater Option” means each vested Company Stock Option with an exercise price equal to or greater than (a) in the event the Base Merger Consideration is payable, the sum of (i) the Base Cash Consideration and (ii) the Stock Consideration Value, or (b) in the event the Alternate Merger Consideration is payable, the sum of (i) the Alternate Cash Consideration and (ii) the Stock Consideration Value.

“Unis Closing Date” means the date on which the closing of the Unis Investment occurs.

“Unis Investment” means the investment in Parent by Unisplendour Corporation Limited as described in the Report on Form 8-K filed by Parent on September 30, 2015.

“United States” and “U.S.” mean the United States of America.

“Vested Option Consideration” has the meaning set forth in Section 3.4(c).

“Vested Restricted Stock Units Consideration” has the meaning set forth in Section 3.4(e).

Section 1.2 Other Definitional Provisions; Interpretation.

When a reference is made in this Agreement to a “Recital,” “Article,” “Section,” “Annex,” or “Schedule,” such reference shall be to a Recital, Article or Section of, or Annex or Schedule to, this Agreement unless otherwise indicated.

The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement.

The words “hereof,” “herein” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

Whenever “include,” “includes” or “including” is used in this Agreement, such word shall be deemed to be followed by the phrase “without limitation.”

When a reference is made in this Agreement to a “wholly-owned” Subsidiary, such reference shall include any Subsidiary that is wholly-owned except for director qualifying shares.

Whenever the word “or” is used in this Agreement, it shall not be deemed exclusive.

Whenever the context requires, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms.

Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders and words denoting natural persons shall be deemed to include business entities and vice versa.

Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States.

Except as expressly stated in this Agreement, all references to any statute, rule or regulation (including in the definition thereof) are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute), and references to any section of any statute, rule or regulation include any successor to the section.

When used in reference to information or documents, other than with respect to any information or documents publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System or with respect to the Debt Commitment Letter, the phrase “made available” or “delivered” means that the information or documents referred to (a) has been made disclosed in person to Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, by Skadden, Arps, Slate, Meagher & Flom LLP, at its offices in New York, New York or (b) have been made available in the virtual data room established by the Company in each of clauses (a), and (B), for the purposes of the transactions contemplated by this Agreement no later than 11:18 a.m. (New York City time) on October 20, 2015.

When used in reference to any document that has been “made available” or “delivered,” the phrase “copy” of such document means a true and complete copy of such document that conforms to its original.

Terms defined in the text of this Agreement as having a particular meaning have such meaning throughout this Agreement, except as otherwise indicated in this Agreement.

ARTICLE II

THE MERGER

Section 2.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its existence under the Laws of the State of Delaware as the surviving company and as a wholly-owned Subsidiary of Parent. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

Section 2.2 Closing. The closing of the Merger (the “Closing”) will take place at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York, 10006, at 7:00 A.M., New York City time, on a date to be mutually agreed by the parties, which shall be no later than the third (3rd) Business Day following the satisfaction or waiver of all of the conditions set forth in Article VII (other than conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing); provided, that Parent shall not be required to effect the Closing prior to the date that is two (2) Business Days after the earlier of (i) the Unis Closing Date and (ii) March 2, 2016; provided, further, that, if the Marketing Period has not ended at the time of the satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, provided, that such conditions are reasonably capable of being satisfied at the Closing), the Closing shall not occur until the earliest to occur of (A) a date during the Marketing Period specified by Parent on no less than three (3) Business Days’ written notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of the Debt Financing and, if the Debt Financing is not completed for any reason at such time, such notice shall automatically be deemed withdrawn) and (B) the third (3rd) Business Day following the final day of the Marketing Period (subject in each case to the satisfaction or waiver (by the party entitled to grant such waiver) of all of the conditions set forth in Article VII for the Closing as of the date determined pursuant to this proviso) (such date on which the Closing is to take place being the “Closing Date”).

Section 2.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

Section 2.4 Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.5 Certificate of Incorporation and Bylaws of the Surviving Corporation. The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation (as set forth in Exhibit A) until thereafter amended in accordance with applicable Law and as provided in such certificate of incorporation. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law and as provided in such bylaws.

Section 2.6 Directors and Officers of the Surviving Corporation. The directors of Merger Sub, as of immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

Section 2.7 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE III

CONVERSION OF SHARES

Section 3.1 Conversion of Shares.

(a) At the Effective Time, each common share of the Company, $0.001 par value per share (a “Company Common Stock”), issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be cancelled pursuant to Section 3.1(b) and any Dissenting Shares) shall be cancelled and extinguished and automatically converted into the right to receive, subject to any adjustment required pursuant to Section 3.1(g), either (i) if the Unis Closing Date has occurred, (A) $85.10 in cash, without interest (the “Base Cash Consideration”) and (B) 0.0176 (such ratio, as may be adjusted pursuant to Section 3.1(d), the “Base Exchange Ratio”) of a validly issued, fully paid and non-assessable share of Parent Common Stock (the “Base Stock Consideration”) (and, if applicable, cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 3.1(f)) (the consideration payable in accordance with clause (i) of this Section 3.1(a), the “Base Merger Consideration”) or (ii) if the Unis Closing Date not occurred or the Unis Investment has been terminated, (A) $67.50 in cash, without interest (the “Alternate Cash Consideration”) and (B) 0.2387 (such ratio, as may be adjusted pursuant to Section 3.1(d), the “Alternate Exchange Ratio”) of a validly issued, fully paid and non-assessable share of Parent Common Stock (the “Alternate Stock Consideration”) (and, if applicable, cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 3.1(f)) (the consideration payable in accordance with clause (ii) of this Section 3.1(a), the “Alternate Merger Consideration”).

(b) All shares of Company Common Stock that are owned by the Company as treasury shares and any shares of Company Common Stock owned by Parent, Merger Sub or any other direct or indirect Subsidiary of Parent or the Company shall, at the Effective Time, be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) At the Effective Time, each share of Company Common Stock converted into the right to receive the Merger Consideration pursuant to Section 3.1(a) shall be automatically cancelled and shall cease to exist, and each holder of (i) a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock (a “Certificate”) or (ii) shares of Company Common Stock held in book entry form (“Book Entry Shares”) shall cease to have any rights with respect thereto other than the right to receive, upon transfer of such Book Entry Shares or delivery of such Certificates in accordance with Section 3.2, the Merger Consideration, without any interest thereon, for each such share of Company Common Stock.

(d) If at any time between the date of this Agreement and the Effective Time any change in the number of issued or outstanding shares of Company Common Stock or shares of Parent Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any share dividend or share distribution (including any dividend or distribution of securities convertible into shares of Company Common Stock or Parent Common Stock) with a record date during such period, the amount of the Merger Consideration as provided in Section 3.1(a) shall be equitably adjusted to reflect such change. Nothing in this Section 3.1(d) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(e) Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of equivalent capital stock, of the Surviving Corporation.

(f) (i) No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof, each holder of Company Common Stock that would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder), shall, upon surrender of such holder’s Certificate(s) or Book Entry Share(s) or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 3.2(g), be entitled to receive a cash payment in lieu thereof, which payment shall (subject to Section 3.1(f)(i)) represent such holder’s proportionate interest in the net proceeds (after commissions, transfer taxes and other out-of-pocket transaction costs, including customary expenses of the Exchange Agent in connection with such sale) from the sale by the Exchange Agent on behalf of such holders of the fractions of shares of Parent Common Stock that would otherwise be issued (the “Excess Shares”), which sales shall be executed from time to time as appropriate. The sales of Excess Shares by the Exchange Agent shall be executed on Nasdaq through one or more brokers nominated by Parent with the sale proceeds being remitted to the Exchange Agent as soon as practicable thereafter. Until the net proceeds of such sale have been distributed to the holders of Company Common Stock entitled thereto, the Exchange Agent will hold such proceeds as part of the Consideration Fund. Parent shall deliver to the Exchange Agent (or as the Exchange Agent may request from time to time) the Excess Shares for sale in accordance with this Section 3.1(f)(i).

(ii) Notwithstanding the provisions of Section 3.1(f)(i), Parent may elect at its option, exercised prior to the Effective Time, in lieu of the issuance and sale of Excess Shares and the making of the payments hereinabove contemplated, to pay each former holder of shares of Company Common Stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such former holder (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) would otherwise be entitled by (B) the Parent Measurement Price.

(g) In the event that on the Closing Date, the Available Cash is less than the Target Available Cash:

(i) If the Unis Closing Date has occurred, at the election of Parent, (A) the Base Cash Consideration shall be decreased by an amount equal to the Per Share Cash Reduction Amount, (B) the Base Stock Consideration shall be increased by the Per Share Additional Equity Amount, and (C) the Base Exchange Ratio shall be adjusted to reflect the revised consideration; and

(ii) If the Unis Closing Date has not occurred, at the election of Parent, (A) the Alternate Cash Consideration shall be decreased by an amount equal to the Per Share Cash Reduction Amount, (B) the Alternate Stock Consideration shall be increased by the Per Share Additional Equity Amount, and (C) the Alternate Exchange Ratio shall be adjusted to reflect the revised consideration.

Section 3.2 Exchange Procedures.

(a) At or prior to the Effective Time, Parent shall enter into a customary exchange agreement with a nationally recognized institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), which agreement shall set forth the duties, responsibilities and obligations of the Exchange Agent consistent with the terms of this Agreement, and, promptly after the Effective Time, the Surviving Corporation and Parent shall deposit, or cause to be deposited, with the Exchange Agent for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article III, (i) if the Unis Closing Date has occurred, (A) cash sufficient to pay the aggregate Base Cash Consideration payable to all holders of Company Common Stock pursuant to Section 3.1(a)(i) (together with, to the extent applicable, cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 3.1(f)(i)) and (B) certificates (or evidence of shares in book entry form) representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Base Stock Consideration payable to all holders of shares of Company Common Stock pursuant to Section 3.1(a)(i)(B) (such cash and certificates, together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 3.1(f)(i) and any dividends or distributions with respect thereto, the “Consideration Fund”) or (ii) if the Unis Closing Date has not occurred or the Unis Investment has been terminated, (A) cash sufficient to pay the aggregate Alternate Cash Consideration payable to all holders of Company Common Stock pursuant to Section 3.1(a)(ii)(A) (together with cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 3.1(f)(i)) and (B) certificates (or evidence of shares in book entry form) representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Alternate Stock Consideration payable to all holders of shares of Company Common Stock pursuant to Section 3.1(a)(ii)(B) (such cash and certificates, together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 3.1(f)(i), if applicable and any dividends or distributions with respect thereto, the “Exchange Fund”). Parent agrees to make available directly or indirectly to the Exchange Agent from time to time as needed, until the termination of the Exchange Fund pursuant to Section 3.2(e), any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor pursuant to Section 3.1(f)(i), if applicable, and any dividends or other distributions which a holder of Company Common Stock has the right to receive pursuant to Section 3.2(h). The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 3.1(a) out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Promptly after the Effective Time (and in any event within five (5) Business Days after the Effective Time), Parent shall cause the Exchange Agent to mail to each holder of record of Certificates and Book Entry Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1 (i) a letter of transmittal, in customary form, that shall specify that delivery of such Certificates or transfer of such Book Entry Shares shall be deemed to have occurred, and risk of loss and title to the Certificates or Book Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or transfer of the Book Entry Shares to the Exchange Agent and (ii) instructions for use in effecting the surrender of the Certificates or transfer of the Book Entry Shares in exchange for payment of the Merger Consideration, the form and substance of which letter of transmittal and instructions shall be as reasonably agreed to by the Company and Parent and prepared prior to the Closing. Upon receipt of an “agent’s message” by the Exchange Agent in connection with the transfer of a Book Entry Share or surrender of a Certificate for cancellation to the Exchange Agent, in each case together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and with such other documents as may be required pursuant to such instructions, the holder of such Book Entry Share or Certificate shall be entitled to receive in exchange therefor, subject to any required withholding of Taxes, the Merger Consideration pursuant to the provisions of this Article III, and the Book Entry Share so transferred or Certificate so surrendered shall forthwith be cancelled. No interest will be paid to holders of Book Entry Shares or Certificates in connection with, or accrued on, the Merger Consideration. If any Merger Consideration is to be paid to a Person other than a Person in whose name the Book Entry Share transferred or Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay to the Exchange Agent any transfer or other Taxes required by reason of payment of the Merger Consideration to a Person other than the registered holder of the Book Entry Share transferred or Certificate surrendered, or shall establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not applicable.

(c) Cash in the Exchange Fund shall be invested by the Exchange Agent as directed by Parent; provided, however, that any such investments shall be in short-term obligations of the United States with maturities of no more than thirty (30) days or guaranteed by the United States and backed by the full faith and credit of the United States. Earnings on the Exchange Fund in excess of the amounts payable to holders of shares of Company Common Stock shall be the sole and exclusive property of Parent and shall be paid to Parent. No investment of the Exchange Fund shall relieve Parent, the Surviving Corporation or the Exchange Agent from promptly making the payments required by this Article III, and following any losses from any such investment, Parent shall promptly provide additional cash funds to the Exchange Agent for the benefit of the holders of shares of Company Common Stock at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Consideration Fund.

(d) At and after the Effective Time, there shall be no transfers on the share transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book Entry Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged for the Merger Consideration pursuant to this Article III, except as provided in Section 3.3 or as otherwise provided by Law.

(e) Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the former holders of shares of Company Common Stock one (1) year after the Effective Time shall be delivered upon request to Parent. Any holders of Certificates or Book Entry Shares who have not theretofore complied with this Article III with respect to such Certificates or Book Entry Shares shall thereafter look only to Parent for payment of their claim for Merger Consideration in respect thereof.

(f) Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any Person in respect of cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book Entry Share shall not have been surrendered or transferred prior to the date on which any Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Entity pursuant to applicable Law, any such Merger Consideration in respect of such Certificate or Book Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, and any holder of such Certificate or Book Entry Share who has not theretofore complied with this Article III with respect thereto shall thereafter look only to Parent for payment of their claim for Merger Consideration in respect thereof.

(g) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact (such affidavit shall be in a form reasonably satisfactory to Parent and the Exchange Agent) by the Person claiming such certificate to be lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which such Person is entitled in respect of such Certificate pursuant to this Article III.

(h) Whenever a dividend or other distribution is declared or made after the date hereof with respect to any shares of Parent Common Stock with a record date after the Effective Time, such declaration shall include a dividend or other distribution in respect of all such shares of Parent Common Stock issuable pursuant to this Agreement. No dividends or other distributions declared or made after the date hereof with respect to shares of Parent Common Stock with a record date after the Effective Time and no payment in lieu of fractional shares pursuant to Section 3.1(f) will be paid to the holders of any unsurrendered Certificates or Book Entry Shares with respect to any shares of Parent Common Stock represented thereby until the holders of record of such Certificates or Book Entry Shares shall surrender such Certificates or Book Entry Shares. Subject to applicable Law, following surrender of any such Certificates or Book Entry Shares, the Exchange Agent shall deliver to the holders thereof, without interest, (A) promptly after such surrender, either the Base Merger Consideration or the Alternate Merger Consideration, as applicable, in each case, payable in exchange therefor pursuant to Section 3.1(a), along with payment in lieu of fractional shares pursuant to Section 3.1(f) and the amount of any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole share of Parent Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

Section 3.3 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares (“Dissenting Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Merger Consideration as provided in Section 3.1, but rather the holders of Dissenting Shares shall be entitled to payment by the Surviving Corporation of the “fair value” of such Dissenting Shares in accordance with Section 262 (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262); provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration as provided in Section 3.1. The Company shall provide prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to Section 262 received by the Company. To the extent permitted by applicable Law, Parent shall have the opportunity to participate with the Company in any and all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle, or offer to settle, any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or agree to do any of the foregoing.

Section 3.4 Treatment of Company Stock Options and Company Restricted Stock Units.

(a) At the Effective Time, each outstanding and unvested Company Stock Option and each outstanding Underwater Option shall, without any further action on the part of any holder thereof, be assumed and converted into an option to purchase, on substantially the same terms and conditions as were applicable under such Company Stock Option as of the date hereof, that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock subject to such Company Stock Option and (ii) the quotient obtained by dividing (A) the volume weighted average trading price of Company Common Stock on Nasdaq for the five (5) consecutive trading days ending on the trading day immediately preceding the Closing Date by (B) the Parent Measurement Price (such quotient, the “Equity Conversion Ratio”), at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (1) the exercise price applicable to such Company Stock Option immediately prior to the Effective Time by (2) the Equity Conversion Ratio (each, as so adjusted, a “Converted Parent Option”); provided, that, if the Unis Closing Date occurs, Parent may instead determine to settle some or all of the

Converted Parent Options in cash on the date of exercise, based upon the value of Parent Common Stock at exercise and determined in accordance with the terms of the applicable award, less the exercise price and any required withholdings applicable to the Converted Parent Option.

(b) The Converted Parent Options shall have the same vesting schedule (including any acceleration of vesting as provided in the Company Equity Plans) as the Company Stock Options as of the date hereof and otherwise shall be subject to substantially the same terms and conditions as were applicable to such Company Stock Options as of the date hereof.

(c) At the Effective Time, each outstanding and vested Company Stock Option (other than any such vested Company Stock Option that is an Underwater Option) shall, without any further action on the part of any holder thereof, be cancelled and the holder thereof shall be entitled to receive the Merger Consideration, less the exercise price and any required withholdings applicable to such Company Stock Option (the “Vested Option Consideration”) (which exercise price and withholding shall first be applied against the stock portion of the Vested Option Consideration, if any, to reduce the number of shares delivered to the holder, and thereafter shall reduce the cash delivered to the holder). Following the Effective Time, any such cancelled Company Stock Option shall no longer be exercisable for shares of Company Common Stock and shall only entitle the holder of such Company Stock Option to the payment described in this Section 3.4(c), which shall be made or cause to be made by the Surviving Corporation as of, or within ten (10) Business Days after, the Effective Time.

(d) At the Effective Time, by virtue of the Merger, the unvested Company Restricted Stock Units outstanding immediately prior to the Effective Time shall be converted into that number of restricted stock units (rounded down to the nearest whole share) of Parent Common Stock (“Converted RSUs”) equal to the product of (A) the number of shares of Company Common Stock subject to such Company Restricted Stock Units and (B) the Equity Conversion Ratio; provided that, if the Unis Closing Date occurs, Parent may instead determine to settle some or all of the Converted RSUs in cash on the date of settlement, based upon the value of Parent Common Stock at settlement determined in accordance with the terms of the applicable award, less any required withholdings applicable to the Converted RSUs. Any Converted RSUs issued pursuant to this Section 3.4(d) shall be subject to substantially the same terms and conditions as were applicable to such Company Restricted Stock Units as of the date hereof.

(e) At the Effective Time, each outstanding and vested Company Restricted Stock Unit shall, without any further action on the part of any holder thereof, be cancelled and extinguished, and the holder thereof shall be entitled to receive the Merger Consideration, less any required withholdings applicable to such Company Restricted Stock Units (the “Vested Restricted Stock Units Consideration”) (which withholding shall first be applied against the stock portion of the Vested Restricted Stock Units Consideration, if any, to reduce the number of shares delivered to the holder, and thereafter shall reduce the cash delivered to the holder); provided that payment of the Merger Consideration shall be made at such other time or times following the Effective Time consistent with the terms of the Company Restricted Stock Unit.

(f) Prior to the Effective Time, the Company shall take all actions necessary or appropriate to effectuate the provisions set forth in this Section 3.4 and to reflect the assumption by Parent of the Company Equity Plans; provided that no action taken by the Company shall be required to be irrevocable until immediately prior to the Effective Time. The parties shall, to the extent necessary or appropriate to minimize the tax impact of the provisions set forth in this Section 3.4, cooperate in good faith prior to the Effective Time to develop a mechanism with respect to Company Stock Options and Company Restricted Stock Units held by individuals subject to Taxes imposed by the Laws of a country other than the United States to the extent such mechanism will not have an adverse impact on, or result in additional liability to, Parent, the Surviving Corporation or their respective Affiliates.

Section 3.5 Withholding Rights. The Exchange Agent, Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from any Merger Consideration or other amounts payable pursuant to this Agreement such amounts as may be required under the Code or any other provision of applicable federal, state, local or foreign Tax Law. To the extent that such amounts are so deducted or withheld and are paid over to the applicable Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction or withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed (a) in the Company SEC Reports filed by the Company since December 31, 2012 and prior to the date of this Agreement (but (i) without giving effect to any amendment thereof filed with, or furnished to, the SEC on or after the date hereof and (ii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” or other statements that are similarly predictive or forward looking in nature), but only to the extent such Company SEC Reports are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (provided that nothing disclosed in such Company SEC Reports shall be deemed to qualify or modify any representation or warranty set forth in Section 4.1(a), Section 4.2(a), Section 4.3, Section 4.7(a), Section 4.22, Section 4.23 or Section 4.25) or (b) in the Company Disclosure Schedule, each of which, subject to Section 9.4, qualify the representations and warranties made under this Article IV, the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization.

(a) The Company is a corporation duly organized, validly existing and, except as would not have a Company Material Adverse Effect, in good standing under the Laws of the State of Delaware, and has the full corporate power and authority to own, lease and operate its properties and assets and to conduct its business as it is currently being conducted. The Company is duly qualified to do business as a foreign corporation and, where applicable, is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or to be in good standing would not have a Company Material Adverse Effect.

(b) Section 4.1(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of the Company’s Subsidiaries, as of the date of this Agreement. Each Significant Subsidiary of the Company (i) has been duly organized and is validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization or formation, as applicable, (ii) is duly qualified to do business and, where applicable, is in good standing as a foreign entity in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary and (iii) has full corporate power and authority to own its properties and assets and to conduct its business as currently conducted.

(c) The Company has made available to Parent copies of the Company’s certificate of incorporation and bylaws, as currently in effect, including all amendments thereto through the date hereof. Neither the Company nor any Significant Subsidiary of the Company is in violation of any of the Charter Documents of such entity.

Section 4.2 Capitalization; Subsidiaries; Company Stockholders’ Rights Plan.

(a) The authorized share capital of the Company is 804,000,000 shares, par value $0.001 per share, consisting of (i) 800,000,000 shares of Company Common Stock and (ii) 4,000,000 shares of Company Preferred Stock. As of the close of business on October 16, 2015, there were issued and outstanding (i) 200,725,980 shares of Company Common Stock, (ii) 70,343,617 shares of Company Common Stock held by the Company in treasury which is issued but not outstanding, (iii) zero shares of Company Preferred Stock, (iv) Company Stock

Options to purchase an aggregate of 4,373,294 shares of Company Common Stock (of which options to purchase an aggregate of 2,201,461 shares of Company Common Stock were exercisable), (v) Company Restricted Stock Units in respect of 5,636,039 shares of Company Common Stock and (vi) Company Warrants exercisable for 35,379,667 shares of Company Common Stock, subject to the net share settlement provisions of the Company Warrants and subject to adjustment in accordance with the terms of the Company Warrants and Section 6.23. From the close of business on October 16, 2015 until the date of this Agreement, no shares of Company Common Stock or shares of Company Preferred Stock, Company Stock Options or Company Restricted Stock Units have been issued or granted except for shares of Company Common Stock issued pursuant to the exercise of Company Stock Options or the vesting of Company Restricted Stock Units, in each case in accordance with their terms and as outstanding on October 16, 2015. All of the issued and outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued pursuant to any Company Equity Plan will be when issued in connection with the Company Equity Plans, duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. As of the date of this Agreement, other than as set forth above in this Section 4.2 or the 2,960,487 shares of Company Common Stock that are authorized but unissued pursuant to ESPPs and other than the Company Warrants and the Company Indentures, there are no existing or outstanding (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character obligating the Company to issue, transfer or sell any share capital or other equity interest (or securities convertible or exchangeable into such share capital or equity interest) in, the Company, (ii) equity or equity-based awards under the Company Equity Plans (whether or not such awards are required to be settled in shares of Company Common Stock), (iii) contractual obligations of the Company to repurchase, redeem or otherwise acquire any share capital of the Company or (iv) voting trusts or similar agreements to which the Company is a party with respect to the voting of the share capital of the Company. There are no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of the Company may vote other than notes issued under the Company Indentures. There are no shares of Company Common Stock that are subject to vesting or forfeiture restrictions.

(b) All of the outstanding share capital or equivalent equity interests of each of the Company’s Subsidiaries are validly issued, fully paid (to the extent required under the applicable Charter Documents) and nonassessable and all such shares (other than directors’ qualifying shares under the Laws of a jurisdiction where such shares are required) are owned of record and beneficially, directly or indirectly, by the Company free and clear of all material Liens, pledges, security interests or other encumbrances. Any director qualifying shares, if any, are held by a Third Party pursuant to a written agreement with the Company or one of its wholly-owned Subsidiaries.

(c) No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or agreements of any character calling for it to issue, deliver or sell, or cause to be issued, delivered or sold any of its equity securities or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or other similar agreements, except, in each case, to or with the Company or any other Subsidiary of the Company. There are no outstanding contractual obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any of its share capital or other equity interests.

(d) Neither the Company nor any of its Subsidiaries owns any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, trust or other entity, other than a Subsidiary of the Company, which interest or investment is material to the Company and its Subsidiaries, taken as a whole.

(e) Neither the Company nor any of its Subsidiaries has agreed or is obligated to, directly or indirectly, make any future investment in or capital contribution or advance to any Person (other than in or to the Company or any of its wholly-owned Subsidiaries).

(f) Except for the notes issued and outstanding as of the date hereof under the Company Indenture, as of the date hereof, neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other similar debt obligations with any third party.

(g) The Company has provided Parent with a complete and correct list as of the date hereof of (i) each outstanding Company Stock Option including the date of grant, exercise price, vesting schedule and number of shares of Company Common Stock subject thereto and (ii) each Company Restricted Stock Unit, including the date of grant, vesting schedule and number of shares of Company Common Stock thereof. All grants of Company Stock Options and Company Restricted Stock Units were validly issued and properly approved by the board of directors of the Company (or a committee thereof) in accordance with the applicable Company Equity Plan and applicable Law, including the Nasdaq Rules.

(h) Prior to the date hereof, the Company has provided Parent with a complete and correct list of all record holders of Company Warrants, including the class and number of shares of Company Common Stock subject to each such Company Warrant, the strike price, the effective date, the expiration date and the Company Warrants that have been exercised or that have expired or been terminated (if any), as set forth on Section 4.2(h) of the Company Disclosure Schedule.

(i) Company Stockholders’ Rights Plan. The Company has taken all actions necessary to (i) render the Company Stockholders’ Rights Plan inapplicable to this Agreement and the transactions contemplated by this Agreement; (ii) ensure that in connection with the transactions contemplated by this Agreement, (A) neither Parent, Merger Sub or any of their “Affiliates” or “Associates” (each as defined in the Company Stockholders’ Rights Plan) is or will be (1) a “Beneficial Owner” of or deemed to “beneficially own” and have “Beneficial Ownership” (each as defined in the Company Stockholders’ Rights Plan) of any securities of the Company or (2) an “Acquiring Person” (as defined in the Company Stockholders’ Rights Plan) and (B) none of a “Shares Acquisition Date,” a “Distribution Date” (as such terms are defined in the Company Stockholders’ Rights Plan) or an event described in Section 11(a)(ii) in the Company Stockholders’ Rights Plan occurs or will occur, in each case of clauses (A) and (B), solely by reason of the execution of this Agreement, or the consummation of the Merger or the other transactions contemplated by this Agreement; and (iii) provide that the “Final Expiration Date” (as defined in the Company Stockholders’ Rights Plan) shall occur immediately prior to the Effective Time. To the Company’s Knowledge, no Person is an “Acquiring Person” and no “Stock Acquisition Date,” “Distribution Date” (as such terms are defined in the Company Stockholders’ Rights Plan) or the events described in Section 11(a)(ii) or Section 13 of the Company Stockholders’ Rights Plan has occurred. The Company Stockholders’ Rights Plan has not been amended or modified.

Section 4.3 Authorization; Validity of Agreement; Company Action. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to receipt of the Company Stockholder Approval. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary action of the Company, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby except, in the case of the consummation of the Merger, for receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by each of Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.4 Consents and Approvals; No Violations. The execution and delivery of this Agreement by the Company do not, and the performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby will not, (a) violate any provision of the Charter Documents of the Company, as currently in effect, (b) conflict with or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any Contract to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets is bound or result in the creation of any Lien in or upon any of the properties, rights or assets of the Company or any of its Subsidiaries, or (c) violate any Law applicable to the Company, any of its Subsidiaries or any of their properties or assets, subject to compliance with (i) the HSR Act and other Antitrust Laws and CFIUS, (ii) the Nasdaq Rules and listing standards and (iii) the Exchange Act, require the Company to make any filing or registration with or notification to, or require the Company to obtain any authorization, consent or approval of, any Governmental Entity, except in the case of clauses (b) and (c), for such violations, breaches, defaults, or filing of Liens that, or filings, registrations, notifications, authorizations, consents or approvals the failure of which to make or obtain, would not have a Company Material Adverse Effect.

Section 4.5 Company SEC Reports; Company Financial Statements.

(a) As of the date hereof, there are no material outstanding or unresolved written comments from the SEC with respect to the Company SEC Reports. As of the date hereof, to the Knowledge of the Company, none of the Company SEC Reports filed on or prior to the date hereof is the subject of ongoing SEC review. The Company has filed all Company SEC Reports on a timely basis. None of the Company’s Subsidiaries is required to file any document with the SEC. As of their respective filing dates or, if applicable, as of the time of their most recent amendment, the Company SEC Reports (i) complied in all material respects with, to the extent in effect at the time of filing or amendment, the applicable requirements of the Securities Act and the Exchange Act and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading.

(b) Each of the financial statements (including the related notes) of the Company included in the Company SEC Reports (collectively, the “Company Financial Statements”) (i) complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing, (ii) was prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments and except as indicated in the notes to such Company Financial Statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited Company Financial Statements may not contain footnotes and are subject to normal year-end adjustments, none of which either individually or in the aggregate will be material in any amount).

(c) Since December 31, 2012, there has been no change in the Company’s accounting policies or the methods of making accounting estimates or changes in estimates that are material to the Company Financial Statements, except as described in the Company SEC Reports or except as may be required by any regulatory authority. The reserves reflected in the Company Financial Statements are in accordance with GAAP and have been calculated in a consistent manner.

(d) With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q included in the Company SEC Reports, the chief executive officer and chief financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct as of their respective dates.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) of the Company are reasonably designed to ensure that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

Section 4.6 No Undisclosed Liabilities. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has, since December 28, 2014, incurred any liabilities or obligations that would be required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with GAAP as applied in preparing the consolidated balance sheet of the Company and its consolidated Subsidiaries included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2014 (the “Company Balance Sheet”), except for (a) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto, (b) liabilities or obligations identified in Section 4.6 of the Company Disclosure Schedule, (c) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 28, 2014, (d) liabilities and obligations incurred in connection with the Merger or otherwise as expressly contemplated or expressly permitted by this Agreement, (e) intercompany liabilities and obligations between the Company and any of its wholly-owned Subsidiaries, or between the wholly-owned Subsidiaries, and (f) liabilities and obligations that would not have a Company Material Adverse Effect.

Section 4.7 Absence of Certain Changes. Since December 28, 2014 through the date hereof, the Company (a) has not suffered a Company Material Adverse Effect and (b) has not taken any action that would be prohibited by Section 6.1(b) if taken after the date hereof.

Section 4.8 Material Contracts.

(a) As of the date of this Agreement, the Company is not a party to or bound by any Contract:

(i) that would be required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC;

(ii) that creates a Partnership with respect to any material business of the Company and its Subsidiaries, taken as a whole;

(iii) that (A) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement providing for indebtedness for borrowed money in excess of $100,000,000 (other than intercompany agreements between the Company and its wholly-owned Subsidiaries and between its wholly-owned Subsidiaries) or (B) creates any obligation under any interest rate, currency or commodity derivatives or hedging transactions;

(iv) that is a written Contract (other than this Agreement) for the sale of any of its assets after the date hereof in excess of $50,000,000 (other than (A) in the ordinary course of business or (B) intercompany agreements);

(v) under which the Company and its Subsidiaries have made payments in excess of $50,000,000 in fiscal year 2014 or year to date 2015 (other than (A) in the ordinary course of business or (B) intercompany agreements);

(vi) with respect to the acquisition or disposition of any Person, assets, business, line of business or division thereof (whether by merger, amalgamation, consolidation or other business combination,

sale of assets, sale of share capital, tender offer or exchange offer or similar transaction) pursuant to which the Company or any of its Subsidiaries has (A) continuing obligations or (B) any “earn-out” or similar contingent payment obligations, in each case, in excess of $50,000,000 (other than any Contract that provides for the sale, licensing or acquisition of products, inventory, raw materials or equipment in the ordinary course of business consistent with past practice);

(vii) that is a Company Warrant or Company Bond Hedge Transaction;

(viii) that is a material portfolio-wide patent cross-license agreement under the Company’s and its Subsidiaries’ Patents, other than (A) any development agreement entered in the ordinary course of business and (B) any Company Excluded Contract;

(ix) with a Company Significant Customer, Company Significant Supplier or a Company Significant Licensee that has not been fully performed (excluding warranty, indemnity or other similar obligations) (other than the sale of Company’s products or purchases by Company or its Subsidiaries in the ordinary course on a purchase order basis) providing for either (A) annual payments by or to the Company or its Subsidiaries of $50,000,000 or more or (B) aggregate payments by or to the Company or its Subsidiaries of $50,000,000 or more;

(x) with a Company Significant Customer, a Company Significant Supplier or a Company Significant Licensee that contains a right of first refusal, first offer or first negotiation with respect to an asset owned by the Company or its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole;

(xi) with a Company Significant Customer or a Company Significant Supplier or a Company Significant Licensee that (i) contains any provisions restricting the right of the Company or any of its Subsidiaries materially (A) to compete or transact in any business or with any Person or in any geographic area, (B) to acquire any material product or other asset or service from any other Person or (C) to develop, sell, supply, distribute, support or service any material product or technology or other asset to or for any other Person (excluding license, export and other restrictions on the use of third party Intellectual Property, technology or confidential information owned or controlled by any Company Significant Customer, Company Significant Licensee, Company Significant Supplier or their respective licensors or suppliers), (ii) grants material and exclusive rights (excluding rights that attach to customized Company Products that are specific to Company Significant Customers or marketing, distribution, sales representative or similar agreements that extend exclusivity to third parties in specific territories in connection with the marketing, sale or licensing of Company Products for or on behalf of Company or its Subsidiaries) to license, market, sell or deliver any product of the Company or (iii) that contains any “most favored nation” or similar provisions in favor of the other party; in each case with total contract value in excess of $50,000,000 in the prior fiscal year; and in all of the foregoing cases excluding all Company Excluded Contracts;

(xii) that is a settlement, conciliation or similar agreement (A) (1) materially restricts or imposes material obligations upon the Company or its Subsidiaries or (2) materially disrupts the business of the Company and its Subsidiaries as currently conducted, or (B) that would require the Company or any of its Subsidiaries to pay consideration of more than $50,000,000 after the date of this Agreement;

(xiii) with any Governmental Entity that is material to the conduct of the business of the Company and its Subsidiaries as currently conducted, taken as a whole; or

(xiv) any Contract listed on Section 4.8(a)(xiv) of the Company Disclosure Schedule.

Each such Contract described in clauses (i)-(xiv), together with each material Company License Agreement, is referred to herein as a “Material Contract.”

(b) Except as would not have a Company Material Adverse Effect, (i) each Material Contract is enforceable against the Company in accordance with its terms and, to the Knowledge of the Company, each other party thereto, and (except as expired or terminated (other than as a result of a material breach thereof by the Company or its Subsidiaries) in accordance with its terms) is in full force and effect, (ii) the Company or its Subsidiaries, on the one hand, and to the Knowledge of the Company each other party to each Material Contract, on the other hand, have performed all material obligations required to be performed by it under such Material Contract and, to the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (A) constitute such a violation or breach of a Material Contract, (B) give any Person the right to accelerate the maturity or performance of any Material Contract or (C) give any Person the right to cancel, terminate or modify any Material Contract. Complete copies of each Material Contract have been made available to Parent prior to the date hereof.

Section 4.9 Employee Benefit Plans; ERISA.

(a) Section 4.9(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all Benefit Plans and Foreign Benefit Plans. With respect to each Benefit Plan prior to the date hereof and with respect to each Foreign Benefit Plan as soon as reasonably practicable but in any event no later than ninety (90) days following the date of this Agreement, the Company has made available to Parent true and complete copies of, if applicable (i) the plan document (and, if applicable, related trust or funding agreements or insurance policies) or, to the extent the Benefit Plan or Foreign Benefit Plan is not in writing, a written summary of the material terms thereof, and all amendments thereto; (ii) the most recent summary plan description or prospectus and any summary of material modifications; (iii) if the Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the IRS; (iv) the most recent available annual report (Form 5500 and all schedules and financial statements attached thereto), if any; and (v) all material correspondence within the past two (2) years to or from any Governmental Entity relating to such Benefit Plan or Foreign Benefit Plan; provided, that the Company shall not be required to provide a written copy of a Foreign Benefit Plan to the extent such Foreign Benefit Plan is a plan mandated by a Governmental Entity or is a standard offer letter or employment agreement in a jurisdiction where offer letters or employment agreements are standard practice or required by applicable Law.

(b) With respect to each Benefit Plan, except as would not reasonably be expected to have a Company Material Adverse Effect: (i) each such Benefit Plan is in material compliance and has been established, maintained and administered in accordance with its terms and applicable Law, including ERISA and the Code and (ii) there are no pending or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits in the ordinary course), lawsuits, charges, complaints, grievances, investigations, audits, proceedings or arbitrations that have been asserted or instituted. Each Benefit Plan intended to be qualified under Section 401(a) of the Code is the subject of an unrevoked favorable determination letter from the IRS, and, to the Knowledge of the Company, nothing has occurred since the date of the most recent such determination that would reasonably be expected to adversely affect such qualification. No disputes are pending, or, to the Knowledge of the Company, threatened against such Benefit Plan (or any assets or fiduciary thereof) that could reasonably be expected to give rise to material liability to the Company or its Subsidiaries or, after the Effective Time, Parent or its Affiliates.

(c) None of the Company, its Subsidiaries nor any of their respective ERISA Affiliates sponsors or contributes to, or has any material liability (whether actual or contingent) with respect to (i) a “defined benefit plan” (as defined in ERISA Section 3(35)); (ii) a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)); (iii) a pension plan subject to Title IV of ERISA or Section 412 of the Code, in any case, either directly or through any ERISA Affiliate; (iv) a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA); or (v) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(d) Neither the Company nor any Subsidiary of the Company sponsors, maintains or contributes to any plan, program or arrangement that provides for post-retirement or other post-employment welfare benefits (other than health care continuation coverage as required by Law).

(e) Except as expressly contemplated by this Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in combination with another event, including a subsequent termination of employment or service) (i) result in any payment from the Company or any of its Subsidiaries becoming due, or increase the amount of any compensation due, to any Service Provider, (ii) increase any benefits otherwise payable under any Benefit Plan or Foreign Benefit Plan, (iii) result in the acceleration of the time of payment or vesting or funding of any compensation or benefits from the Company or any of its Subsidiaries to any Service Provider or (iv) result in any payment that would be characterized as an “excess parachute payment” under Section 280G(b)(1) of the Code. Without limiting the generality of the foregoing, no amount payable to any Service Provider (whether in cash or property or as a result of accelerated vesting) as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) under any Benefit Plan or other compensation arrangement (including any Foreign Benefit Plan) would be nondeductible under Section 280G of the Code. Neither the Company nor any Subsidiary of the Company has any obligation to compensate or otherwise “gross up” any Service Provider for any Taxes incurred by such Service Provider as a result of Sections 409A or 4999 of the Code.

(f) With respect to each Benefit Plan: (i) no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), breach of fiduciary duty or other failure to act or comply in connection with the administration or investment of the assets of such Benefit Plan has occurred and (ii) none of the assets of the Company or any of its Subsidiaries or any of their respective ERISA Affiliates is, or may reasonably be expected to become, the subject of any lien arising under ERISA or the Code except, in the case of (i) and (ii), as would not reasonably be expected to have a Company Material Adverse Effect. All contributions required to be made under the terms of any of the Benefit Plans and Foreign Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Company’s financial statements prior to the date of this Agreement, except as would not reasonably be expected to have a Company Material Adverse Effect.

(g) Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) maintained or sponsored by the Company or any of its Subsidiaries has been operated in material compliance with Section 409A of the Code and the guidance issued thereunder.

(h) The Company is, and during all applicable years (not to exceed three years preceding the Closing Date) has been, in material compliance with the applicable requirements of the Patient Protection and Affordable Care Act of 2010, and all rules and official guidance promulgated thereunder (collectively, the “ACA”). No circumstance exists or event has occurred, and no circumstance is expected to exist or event expected to occur, which reasonably could be expected to result in a material violation of, or material penalty or liability under, the ACA.

(i) (i) Each Foreign Benefit Plan and related trust, if any, is in material compliance with and has been established, maintained and administered in compliance with the terms of such Foreign Benefit Plan and the Laws of the applicable foreign country and (ii) each Foreign Benefit Plan which, under the Laws of the applicable foreign country, is required to be registered or approved by any Governmental Entity, has been so registered or approved.

Section 4.10 Litigation. As of the date of this Agreement, except as would not have a Company Material Adverse Effect, there (a) is no action, claim, suit or proceeding pending against or, to the Knowledge of the Company, threatened against the Company and (b) are, to the Knowledge of the Company, no investigations by any Governmental Entity pending or threatened against the Company or any of its Subsidiaries. Neither the Company nor any Subsidiary is subject to any order, decree or ruling that has had or would have a Company Material Adverse Effect.

Section 4.11 Compliance with Law.

(a) The Company and its Subsidiaries (i) are, and have at all times since December 31, 2012 been, in compliance with applicable Laws; and (ii) to the Knowledge of the Company, from December 31, 2012 through the date of this Agreement, have not received any written notice from any Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of any applicable Law, except, in the case of each of clauses (i) and (ii), for such non-compliance and violations that would not have a Company Material Adverse Effect.

(b) The Company and each of its Subsidiaries are, and have at all times since five (5) years prior to the date hereof, been in material compliance with applicable United States and foreign export control laws and regulations, including: the United States Export Administration Act and implementing Export Administration Regulations and the Arms Export Control Act and implementing International Traffic in Arms Regulations applicable to its export transactions; and the various economic sanctions laws and regulations administered by OFAC, the Department of State, and the European Union and its member states. Without limiting the foregoing, to the Knowledge of the Company, there are no pending or threatened claims or investigations by any Governmental Entity of potential material violations against the Company or any of its Subsidiaries with respect to sanctions violations, export activity or licenses or other approvals.

(c) Since five (5) years prior to the date hereof, neither the Company nor any of its Subsidiaries and, to the Knowledge of the Company, no Representative or other Person associated with or acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly:

(i) made, promised, authorized or agreed to make any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity and related in any way to the Company’s or any of its Subsidiaries’ business;

(ii) made, promised, authorized or agreed to make any unlawful payment to any foreign or domestic government official or employee, foreign or domestic political parties or campaigns, official of any public international organization or official of any state-owned enterprise;

(iii) violated any provision of the USA PATRIOT Act;

(iv) violated any provision of the FCPA, or any other applicable Laws relating to anti-corruption or anti-bribery; or

(v) made, promised, authorized or agreed to make any bribe, payoff, influence payment, kickback or other similar unlawful payment.

(d) Since five (5) years prior to the date hereof, the Company and its Subsidiaries have maintained and implemented policies, procedures and internal controls reasonably designed to ensure compliance with the FCPA and any other applicable Laws relating to anti-corruption or anti-bribery.

Section 4.12 Intellectual Property.

(a) (i) The Company and/or one or more of its Subsidiaries are the sole owners and possess all right, title and interest in and to each item of material Intellectual Property owned by the Company and/or one or more of its Subsidiaries, free and clear of any Lien, except for Permitted Liens and other licenses and covenants not to sue; (ii) to the Knowledge of the Company, each such item is not subject to any outstanding injunction, judgment, order, decree or ruling; and (iii) no action, suit, proceedings, complaint or claim of which the Company has received written notice is pending or, to the Knowledge of the Company, is threatened that challenges the validity, enforceability or the Company’s ownership of each such item; except to the extent that the failure of any of the foregoing clauses (i), (ii) or (iii) to be true and correct would not have a Company Material Adverse Effect.

(b) To the Knowledge of the Company, each material agreement under which, as of the date of this Agreement, the Company or any of its Subsidiaries (A) licenses or receives other grants of rights in or to

(including by means of covenants not to sue) material Intellectual Property from a third party that is used by the Company or such Subsidiary in the conduct of its business, except for off-the-shelf and internal use software programs that the Company and any of its Subsidiaries use in the ordinary course of business or (B) licenses or provides other grants of rights in or to (including by means of covenants not to sue) any material Intellectual Property to any third party, other than a Company Excluded Contract (such agreements in clauses (A) and (B) being referred to as “Company License Agreements”) (x) as of the date of this Agreement, is in full force and effect; and (y) is not the subject of a claim that the Company or any of its Subsidiaries is in material breach of any such Company License Agreement; except to the extent that the failure of any of the foregoing clauses (x) or (y) to be true and correct would not have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or bound by any Contract, other than a Company Excluded Contract, with a Company Significant Customer, a Company Significant Supplier or a Company Significant Licensee that, immediately following the Closing, would result in any party to such Contract or any other party obtaining a license, right to use or any other claim or right in respect of any material Intellectual Property of Parent or any of its Subsidiaries (excluding the Company and its current Subsidiaries).

(c) Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written complaint, claim, demand, or notice during the past four (4) years alleging any infringement, misappropriation or other violation of third-party Intellectual Property (including indemnification notices from their customers or distributors).

(d) Except as would not have a Company Material Adverse Effect, the Company uses commercially reasonable actions to protect the confidentiality and security of personal, consumer, or customer information and of its systems and other data, and, to the Knowledge of the Company, there have been no violations or unauthorized access to the same.

(e) The Company and its Subsidiaries use commercially reasonable efforts to protect and preserve the confidentiality of their material trade secrets. The Company Products are in compliance with applicable open source license obligations, except as would not have a Company Material Adverse Effect.

(f) The consummation by the Company of the transactions applicable to it contemplated hereby will not require the Company or any of its Subsidiaries to (i) grant any license to any third party under any material Intellectual Property of the Company or its Subsidiaries or (ii) disclose any material trade secrets of the Company or its Subsidiaries, in each case to any third party under any Material Contract.

(g) The representation set forth in Section 4.12(g) of the Company Disclosure Schedule is hereby incorporated by reference.

Section 4.13 Taxes.

(a) Each of the Company and its Subsidiaries has (i) timely filed all material Tax Returns required to be filed by any of them (taking into account applicable extensions) and all such returns were true, correct and complete in all material respects when filed and (ii) paid or accrued (in accordance with GAAP) all material Taxes due and payable other than such Taxes as are being contested in good faith by the Company or its Subsidiaries.

(b) There are no material federal, state, local or foreign audits or examinations of any Tax Return of the Company or its Subsidiaries pending and neither the Company nor any Subsidiary has received written notice of any such material audit or examination. No claim for material unpaid Taxes has been asserted in writing against the Company or any of its Subsidiaries by a Governmental Entity, other than any claim that has been resolved.

(c) There are no outstanding written waivers to extend the statutory period of limitations applicable to the assessment of any material Taxes or material deficiencies against the Company or any of its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of material Taxes, except for any such agreements that (i) are solely between the Company and/or any of its Subsidiaries, (ii) will terminate as of the Closing or (iii) are entered into in the ordinary course of business, the principal purpose of which is not the allocation or sharing of Taxes.

(e) There are no material Liens for Taxes upon the assets of the Company or any of its Subsidiaries that are not provided for in the Company SEC Reports, other than Permitted Liens, and Liens (other than Permitted Liens) that would not have a Company Material Adverse Effect.

(f) All material Taxes required to be withheld by the Company or its Subsidiaries have been timely withheld and timely paid to the appropriate Governmental Entity.

(g) The Company has met or is expected to meet all requirements necessary to secure its Malaysia tax holiday benefits.

Section 4.14 Real Property and Tangible Assets.

(a) Except as would not materially and adversely affect the value, operation and use of the real property, the Company or one of its Subsidiaries owns good and marketable fee simple title or has valid leasehold title (as applicable) to (i) the material real properties owned by the Company or any of its Subsidiaries as of the date of this Agreement (the “Owned Real Property”) and (ii) the material leases, subleases, licenses or other occupancies to which the Company or any of its Subsidiaries is a party as tenant for real property as of the date of this Agreement (the “Real Property Leases”, together with the Owned Real Property, the “Company Real Property”) and other tangible assets reflected on the Company Balance Sheet Date, in each case, free and clear of all Liens, except (A) for Permitted Liens and (B) for the property and assets that have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice.

(b) Except as would not have a Company Material Adverse Effect, (i) each Real Property Lease under which the Company or any of its Subsidiaries leases, subleases, licenses, sublicenses or otherwise occupies any real property is valid, binding and in full force and effect and (ii) there is not under any Real Property Lease (A) any existing default by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto or (B) to the Knowledge of the Company, any condition or event that, with notice or lapse of time, or both, would constitute a material default under the provisions of such Real Property Lease.

(c) Section 4.14(c) of the Company Disclosure Schedule contains a contains a complete and correct list of the (i) Owned Real Property, including the owner thereof and (ii) each material Real Property Lease.

(d) To the Knowledge of the Company, there is no pending or threatened condemnation proceeding with respect to any of the Owned Real Property or any material Real Property Lease.

Section 4.15 Environmental.

(a) Except for noncompliance that would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries is and, since December 31, 2012, has been in compliance with all Environmental Laws, which compliance includes the possession by the Company and its Subsidiaries of material permits and other governmental authorizations required for their current operations under applicable Environmental Laws, and compliance with the terms and conditions thereof.

(b) Neither the Company nor any of its Subsidiaries has received written notice of any Environmental Claims against the Company or any Subsidiary that would have a Company Material Adverse Effect.

(c) To the Knowledge of the Company, with respect to the Company Real Property currently owned, leased or operated by the Company or any of its Subsidiaries and with respect to any property for which the

Company or any of its Subsidiaries has agreed to indemnify any Person, there have been no releases of Hazardous Materials that require a Cleanup or monitoring, except for any Cleanup or monitoring that would not have a Company Material Adverse Effect.

Section 4.16 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or any labor union contract or trade union agreement or work rules, nor, to the Knowledge of the Company, are there any employees of the Company or any of its Subsidiaries represented by a works council or a labor organization, or activities or proceedings of any labor union to organize any employees of the Company or any of its Subsidiaries, and no consent or approval or prior notice of any collective bargaining unit, works council or labor organization is required as a result of the execution of this Agreement or the transactions contemplated hereby. There is no pending or, to the Knowledge of the Company, threatened, labor strike, walkout, work stoppage, slowdown or lockout with respect to employees of the Company or any of its Subsidiaries, except as would not have a Company Material Adverse Effect.

(b) There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries, except for any such proceeding that would not have a Company Material Adverse Effect.

(c) Except as would not have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries are in compliance with all applicable local, state, federal and foreign Laws relating to employment, including Laws relating to discrimination, fair employment practices (including equal employment opportunities), terms and conditions of employment, hours of work and the payment of wages or overtime wages, classification of employees and independent contractors, classification of employees and exempt and non-exempt, health and safety, employee privacy, layoffs and plant closings and collective bargaining, (ii) the Company and its Subsidiaries have not received notice of any charge, complaint, investigation or audit with respect to or relating to them pending before the United States Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices, or notice of the intent of any Governmental Entity responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, and (iii) there are no complaints, arbitration proceedings or lawsuits, pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries brought by or on behalf of any applicant for employment, or any current or former employee, relating to any such Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment or any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(d) Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries have (i) withheld all amounts required by Law to be withheld from the wages, salaries, commissions, bonuses and other payments to Service Providers; and (ii) are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing. Neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business, consistent with past practice).

(e) To the Knowledge of the Company, no Employee who is a Vice President or higher of the Company or any of its Subsidiaries is in material violation of any term of any employment agreement, noncompetition agreement or any restrictive covenant to a former employer relating to the right of any such Employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or to the use of trade secrets or proprietary information of any former employer.

Section 4.17 Licenses and Permits. Except in each case as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have, and at all times since December 31, 2012 have had, all licenses, permits, qualifications, accreditations, approvals and authorizations of any Governmental Entity (collectively, the “Permits”), and have made all necessary filings required under applicable Law, necessary to conduct the business of the Company and its Subsidiaries; (ii) since December 31, 2012 through the date hereof, neither the Company nor any of its Subsidiaries has received any written notice of any violation of or failure to comply with any Permit or any actual or possible revocation, withdrawal, suspension, cancellation, termination or material modification of any Permit; and (iii) each such Permit has been validly issued or obtained and is in full force and effect.

Section 4.18 Insurance. Except in each case as would not have a Company Material Adverse Effect, as of the date of this Agreement, (i) all material insurance policies of the Company and its Subsidiaries are in full force and effect, (ii) no written notice of default or termination has been received by the Company or any of its Subsidiaries in respect thereof and (iii) all premiums due thereon have been paid.

Section 4.19 Significant Suppliers, Customers and Licensees.

(a) Section 4.19(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each customer who, for the year ended December 28, 2014 or the six months ended June 28, 2015, was one of the ten largest sources of revenues for the Company, based on revenues in each of these periods (each, a “Company Significant Customer”). As of the date of this Agreement, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received written notice from any Company Significant Customer that such customer intends to terminate or materially modify existing Contracts with the Company or any of its Subsidiaries, as applicable.

(b) Section 4.19(b) of the Company Disclosure Schedule sets forth an accurate and complete list of each supplier who, for the year ended December 28, 2014 or the six months ended June 28, 2015, was one of the ten largest suppliers for the Company, based on amounts paid or payable in each of these periods (each a “Company Significant Supplier”). As of the date of this Agreement, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice from any Company Significant Supplier that such supplier intends to terminate or materially modify existing Contracts with the Company or any of its Subsidiaries, as applicable.

(c) Section 4.19(c) of the Company Disclosure Schedule sets forth an accurate and complete list of each licensee of the Company’s Intellectual Property who, for the year ended December 28, 2014, was one of the largest licensees for the Company, based on amounts paid or payable in excess of $1,000,000 in this period (each a “Company Significant Licensee”). As of the date of this Agreement, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice from any Company Significant Licensee that such Company Significant Licensee intends to terminate or materially modify existing Contracts with the Company or any of its Subsidiaries, as applicable.

Section 4.20 Company Indentures. Section 4.20 of the Company Disclosure Schedule accurately and completely sets forth, as of the date of this Agreement, (a) the Conversion Rate and (b) the table from each Company Indenture specifying the number of Additional Shares by which the Conversion Rate will be increased upon the occurrence of a Fundamental Change, in each case, as adjusted to reflect all events that have occurred through the date of this Agreement that would result in an adjustment pursuant to the terms of the applicable Company Indenture (including any adjustments that would require a change of less than one percent (1%) of the Conversion Rate). Capitalized terms used in this Section 4.20 that are not otherwise defined in this Agreement shall have the meaning given to such terms in the applicable Company Indenture.

Section 4.21 Brokers or Finders. No investment banker, broker, finder, financial advisor or intermediary other than Goldman, Sachs & Co., the fees and expenses of which will be paid by the Company, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.22 Vote Required. The affirmative vote of a majority of the outstanding shares of the Company Common Stock to adopt the agreement of merger (as such term is defined in Section 251 of the DGCL) set forth in this Agreement (the “Company Stockholder Approval”) is the only vote of the holders of any of the Company’s share capital necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 4.23 Board Recommendation. The Company’s board of directors has (a) determined that this Agreement and the Merger are fair to, advisable and in the best interests of the Company and its stockholders, (b) approved and adopted this Agreement, including the Merger and the other transactions contemplated hereby, (c) adopted a resolution having the effect of causing no rights to be issued or exercisable under the Company Stockholders’ Rights Plan, and causing the Company Stockholders’ Rights Plan to have no force or effect, with respect to the Merger and the other transactions contemplated hereby and (d) subject to the other terms and conditions of this Agreement, resolved to recommend that the stockholders of the Company approve and adopt this Agreement and the Merger (the “Company Board Recommendation”), and, as of the date of this Agreement, none of such actions by the Company’s board of directors has been amended, rescinded or modified.

Section 4.24 Opinion of Financial Advisor. The board of directors of the Company has received from the Company’s financial advisor, Goldman, Sachs & Co., an opinion, dated as of the date of this Agreement, to the effect that, as of such date and based upon and subject to the matters and limitations set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of shares of Company Common Stock is fair, from a financial point of view, to such holders. A signed copy of such opinion shall be delivered to Parent as soon as reasonably practicable following the date hereof for information purposes only.

Section 4.25 Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “interested shareholder,” or other anti-takeover statute or regulation would restrict, prohibit or otherwise be applicable with respect to this Agreement and the transactions contemplated herein (including the Merger).

Section 4.26 Investigation by the Company.

(a) The Company has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of Parent and its Subsidiaries. In entering into this Agreement, the Company has relied solely upon its own investigation and analysis, and the Company acknowledges that, except for the representations and warranties of Parent and Sub expressly set forth in Article V, none of Parent or its Subsidiaries nor any of their respective Representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to the Company or any of its Representatives, and that the Company is not executing or authorizing the execution of this Agreement in reliance upon any such representation or warranty not explicitly set forth in Article V. Without limiting the generality of the foregoing, the Company acknowledges that none of Parent or its Subsidiaries nor any of their respective Representatives or any other Person has made any express or any implied representations or warranties to the Company with respect to (i) Parent or its Subsidiaries, their respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent or its Subsidiaries or (ii) any material, documents or information relating to Parent or its Subsidiaries furnished or provided to the Company or its Representatives or made available to the Company or its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or any other transactions contemplated hereby or thereby, except as expressly and specifically covered by a representation or warranty set forth in Article V.

(b) In connection with the Company’s investigation of Parent, the Company has received from Parent and its Representatives certain projections and other forecasts, including projected financial statements, cash flow items and other data of Parent and its Subsidiaries and certain business plan information of Parent and its Subsidiaries. The Company acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that the Company is familiar with such uncertainties, that the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that the Company and its Representatives shall have no claim against any Person with respect thereto. Accordingly, the Company acknowledges that, without limiting the generality of this Section 4.26, neither Parent, Merger Sub nor any Person acting on behalf of Parent or Merger Sub has made any representation or warranty with respect to such projections and other forecasts and plans.

Section 4.27 No Other Representations or Warranties. Except for the express representations and warranties contained in this Article IV, neither the Company nor any of its Affiliates nor any of their respective Representatives makes any express or any implied representations or warranties with respect to the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or any other transactions contemplated hereby or thereby. The Company disclaims any other representations or warranties, whether made by the Company or any its Affiliates, or any of their respective Representatives.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed (a) in the Parent SEC Reports filed by Parent since December 31, 2012 and prior to the date of this Agreement (but (i) without giving effect to any amendment thereof filed with, or furnished to, the SEC on or after the date hereof and (ii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” or other statements that are similarly predictive or forward looking in nature), but only to the extent such Parent SEC Reports are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (provided that nothing disclosed in such Company SEC Reports shall be deemed to qualify or modify any representation or warranty set forth in Section 5.1(a), Section 5.2(a), Section 5.3, Section 5.6(a), Section 5.11, Section 5.12, Section 5.13, Section 5.14 or Section 5.21) or (b) in the Parent Disclosure Schedule, each of which, subject to Section 9.4, qualify the representations and warranties made under this Article V, (and, with respect to the representations and warranties in Section 5.1(b), Section 5.1(c), Section 5.6(b) (as it relates to Section 6.1(b)(iii) and (v)), Section 5.9, Section 5.17, Section 5.18 and Section 5.19, solely in the event that the Unis Closing Date does not occur or the Unis Investment terminates) Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization.

(a) Each of Parent and Merger Sub is a corporation duly organized, validly existing and, except as would not have a Parent Material Adverse Effect, in good standing under the Laws of the State of Delaware, and has the full corporate power and authority to own, lease and operate its properties and assets and to conduct its business as it is currently being conducted. Each of Parent and Merger Sub is duly qualified to do business as a foreign corporation and, where applicable, is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified, or to be in good standing would not have a Parent Material Adverse Effect.

(b) Section 5.1(b) of the Parent Disclosure Schedule sets forth a true, correct and complete list of Parent’s Subsidiaries, as of the date of this Agreement. Each Significant Subsidiary of Parent (i) has been duly organized and is validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization or formation, as applicable, (ii) is duly qualified to do business and, where applicable, is in good standing as a foreign entity in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary and (iii) has full corporate power and authority to own its properties and assets and to conduct its business as currently conducted.

(c) Parent has made available to the Company copies of Parent’s certificate of incorporation and bylaws, as currently in effect, including all amendments thereto through the date hereof. Neither Parent, nor Merger Sub, nor any Significant Subsidiary of Parent is in violation of any of the Charter Documents of such entity.

Section 5.2 Capitalization; Subsidiaries.

(a) The authorized share capital of Parent is 455,000,000 shares, par value $0.01 per share, consisting of (i) 450,000,000 shares of Parent Common Stock and (ii) 5,000,000 shares of Parent Preferred Stock. As of the close of business on October 14, 2015, there were issued and outstanding (i) 231,653,066 shares of Parent Common Stock, (ii) 29,685,549 shares of Parent Common Stock held by Parent in treasury, (iii) zero shares of Parent Preferred Stock, (iv) Parent Options to purchase an aggregate of 7,738,419 shares of Parent Common Stock (of which options to purchase an aggregate of 3,571,788 shares of Parent Common Stock were exercisable), (v) 2,431,632 Parent restricted stock units in respect of 2,431,632 shares of Parent Common Stock, (vi) a target number of 212,940 shares of Parent Common Stock potentially issuable subject to open performance-based vesting conditions and (vi) 183,042 shares of Parent Common Stock subject to deferred stock units credited under Parent’s Deferred Compensation Plan. From the close of business on October 14, 2015 until the date of this Agreement, no shares of Parent Common Stock or shares of Parent Preferred Stock, Parent Options or restricted stock units of Parent have been issued or granted except for shares of Parent Common Stock issued pursuant to the exercise of Parent Options or the vesting of any restricted stock units of Parent, in each case, in accordance with their terms and as outstanding on October 14, 2015. All of the issued and outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. As of the date of this Agreement, other than pursuant to the Parent Equity Plans, there are no existing or outstanding (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character obligating Parent to issue, transfer or sell any share capital or other equity interest (or securities convertible or exchangeable into such share capital or equity interest) in, Parent, (ii) contractual obligations of Parent to repurchase, redeem or otherwise acquire any share capital of Parent or (iii) voting trusts or similar agreements to which Parent is a party with respect to the voting of the share capital of Parent. There are no bonds, debentures, notes or other indebtedness of Parent or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of Parent may vote.

(b) All of the outstanding share capital or equivalent equity interests of each of Parent’s Subsidiaries are validly issued, fully paid (to the extent required under the applicable Charter Documents) and nonassessable and all such shares (other than directors’ qualifying shares under the Laws of a jurisdiction where such shares are required) are owned of record and beneficially, directly or indirectly, by Parent free and clear of all material Liens, pledges, security interests or other encumbrances. Any director qualifying shares, if any, are held by a Third Party pursuant to a written agreement with Parent or one of its wholly-owned Subsidiaries.

(c) No Subsidiary of Parent has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or agreements of any character calling for it to issue, deliver or sell, or cause to be issued, delivered or sold any of its equity securities or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or other similar agreements, except, in each case, to or with Parent or any other Subsidiary of Parent. There are no outstanding contractual obligations of any Subsidiary of Parent to repurchase, redeem or otherwise acquire any of its share capital or other equity interests.

(d) Neither Parent nor any of its Subsidiaries owns any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, trust or other entity, other than a Subsidiary of Parent, which interest or investment is material to Parent and its Subsidiaries, taken as a whole.

(e) Neither Parent nor any of its Subsidiaries has agreed or is obligated to, directly or indirectly, make any future investment in or capital contribution or advance to any Person (other than in or to Parent or any of its wholly-owned Subsidiaries).

Section 5.3 Authorization; Validity of Agreement; Parent Action. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject, in the case of the Share Issuance, to receipt of the Parent Stockholder Approval. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary action of Parent and Merger Sub (the written consent of the sole stockholder of which has not been modified or revoked), and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby except, in the event that the Unis Closing Date has not occurred, for receipt of the Parent Stockholder Approval in respect of the Share Issuance. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 5.4 Consents and Approvals; No Violations. The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby will not, (a) violate any provision of the Charter Documents of Parent or the Charter Documents of Merger Sub, in each case, as currently in effect, (b) conflict with or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any Contract to which Parent or any of its Subsidiaries (including Merger Sub) is a party or by which any of them or any of their properties or assets is bound or result in the creation of any Lien in or upon any of the properties, rights or assets of Parent or any of its Subsidiaries (including Merger Sub), or (c) violate any Law applicable to Parent, any of its Subsidiaries (including Merger Sub) or any of their properties or assets, subject to compliance with (i) the HSR Act and other Antitrust Laws and CFIUS, (ii) the Nasdaq Rules and listing standards and (iii) the Exchange Act, require Parent or Merger Sub to make any filing or registration with or notification to, or require Parent or Merger Sub to obtain any authorization, consent or approval of, any Governmental Entity, except in the case of clauses (b) and (c), for such violations, breaches, defaults or filing of Liens that, or filings, registrations, notifications, authorizations, consents or approvals the failure of which to make or obtain, would not have a Parent Material Adverse Effect.

Section 5.5 SEC Reports; Parent Financial Statements.

(a) As of the date hereof, there are no material outstanding or unresolved written comments from the SEC with respect to Parent SEC Reports. As of the date hereof, to the Knowledge of Parent, none of the Parent SEC Reports filed on or prior to the date hereof is the subject of ongoing SEC review. Parent has filed all Parent SEC Reports on a timely basis. None of Parent’s Subsidiaries is required to file any document with the SEC. As of their respective filing dates or, if applicable, as of the time of their most recent amendment, the Parent SEC Reports (i) complied in all material respects with, to the extent in effect at the time of filing or amendment, the applicable requirements of the Securities Act and the Exchange Act and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading.

(b) Each of the financial statements (including the related notes) of Parent included in the Parent SEC Reports (collectively, the “Parent Financial Statements”) (i) complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing, (ii) was prepared in accordance with GAAP (except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments and except as indicated in the notes to such Parent Financial Statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited Parent Financial Statements may not contain footnotes and are subject to normal year-end adjustments, none of which either individually or in the aggregate will be material in any amount).

(c) Since December 31, 2012, there has been no change in Parent’s accounting policies or the methods of making accounting estimates or changes in estimates that are material to the Parent Financial Statements, except as described in the Parent SEC Reports or except as may be required by any regulatory authority. The reserves reflected in the Parent Financial Statements are in accordance with GAAP and have been calculated in a consistent manner.

(d) With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q included in the Parent SEC Reports, the chief executive officer and chief financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct as of their respective dates.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) of Parent are reasonably designed to ensure that all information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the management of Parent as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports.

Section 5.6 Absence of Certain Changes. Since July 3, 2015 through the date hereof, Parent (a) has not suffered a Parent Material Adverse Effect and (b) has not taken any action that would be prohibited by Section 6.1(d) if taken after the date hereof.

Section 5.7 Brokers or Finders. No investment banker, broker, finder, financial advisor or intermediary other than J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Rothschild Inc., the fees and expenses of which will be paid by Parent, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 5.8 Stock Ownership. None of Parent, Merger Sub or any of their respective controlled Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of Company Common Stock or any options, warrants or other rights to acquire shares of Company Common Stock or other securities of, or any other economic interest (through derivatives, securities or otherwise) in the Company.

Section 5.9 Litigation. As of the date of this Agreement, except as would not have a Parent Material Adverse Effect, there (a) is no action, claim, suit or proceeding pending against or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries and (b) are, to the Knowledge of Parent, no investigations by any Governmental Entity pending or threatened against Parent or any of its Subsidiaries. Neither Parent nor any Subsidiary is subject to any order, decree or ruling that has had or would have a Parent Material Adverse Effect.

Section 5.10 Financing. Parent has delivered to the Company true, complete and correct copies of a fully executed commitment letter, together with any related fee letters (solely in the case of the fee letters, with only (i) the fee amounts, yield or interest rate caps, and original issue discount amounts and (ii) “flex”, “securities” demand terms, other economic terms and other commercially sensitive terms, in each case under this clause (ii) that are confidential and do not adversely affect the enforceability, availability or conditionality of or the aggregate amount of net proceeds available under the Debt Financing, contained therein redacted), each in effect as of the date of this Agreement from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Credit Suisse AG, Cayman Islands Branch and Royal Bank of Canada (together, as they may be amended, modified or replaced in accordance with Section 6.18, the “Debt Commitment Letter”) to provide debt financing in an aggregate amount set forth therein and subject to the terms and conditions set forth therein (being collectively referred to as the “Debt Financing”). The Debt Commitment Letter has not been amended or modified in any manner on or prior to the date of this Agreement and, as of the date hereof, to the Knowledge of Parent, no such amendment or modification is contemplated (except to implement or exercise the “flex” provisions contained in one or more fee letters related to the Debt Financing and to add additional lenders, lead arrangers, bookrunners, agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof). The Debt Commitment Letter, including the commitments contained therein, has not been terminated, reduced, withdrawn or rescinded in any respect on or prior to the date of this Agreement and, as of the date hereof, to the Knowledge of Parent, no such termination, reduction, withdrawal or rescission is contemplated. Parent has paid in full any and all commitment fees or other fees and amounts in connection with the Debt Commitment Letter that are payable on or prior to the date of this Agreement; and the Debt Commitment Letter is in full force and effect and is the valid, binding and enforceable obligation of Parent and, to the Knowledge of Parent, as of the date hereof the other parties thereto, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. There are no conditions precedent related to the funding of the full amount (or any portion) of the Debt Financing, other than as expressly set forth in the Debt Commitment Letter. Assuming the Debt Financing is funded in accordance with the Debt Commitment Letter, the accuracy of the representations and warranties set forth in Article IV to the extent necessary to satisfy the condition in Section 7.2(a) and performance by the Company of its obligations under this Agreement to the extent necessary to satisfy the condition in Section 7.2(b), the net proceeds contemplated by the Debt Commitment Letter, together with available cash on hand of Parent and the Company and the Base Stock Consideration or the Alternative Stock Consideration, as applicable, will, in the aggregate, be sufficient for Parent and the Company to pay all of the amounts required to be provided by Parent for the consummation of the transactions contemplated by this Agreement, including the amounts payable in connection with the consummation of the Merger and all related fees and expenses required to be paid as of the date of the consummation of the Merger and the funds to be provided by (or on behalf of) Parent to the Company to enable the Company to fund any payments (if any) required to be made in connection with the transactions contemplated by this Agreement to any holder of the convertible senior notes issued under the Company Indentures in accordance with the terms of the Company Indentures and any other repayment or refinancing of debt, if any, required by the Debt Commitment Letter. As of the date hereof, there are no side letters or other agreements, contracts or arrangements of any kind relating to the Debt Commitment Letter to which Parent or any of its Subsidiaries is a party that could impose conditions to the funding of the Debt Financing contemplated by the Debt Commitment Letter other than as expressly set forth in the Debt Commitment Letter delivered to the Company prior to the execution of this Agreement. As of the date of this Agreement, no event has occurred which (with or without notice, lapse of time or both) would or would reasonably be expected to constitute a default or breach by Parent or, to the Knowledge of Parent, any other party thereto, under the terms and conditions of the Debt Commitment Letter and Parent does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied by Parent on a timely basis or that the Debt Financing will not be available to Parent on the date of the Closing. Notwithstanding anything to the contrary contained herein, the Company agrees that a breach of this representation and warranty shall not result in the failure of a condition precedent to the Company’s obligations under this Agreement, if (notwithstanding such breach) Parent is willing and able to consummate the transactions contemplated by this Agreement on the Closing Date in accordance with the terms hereof.

Section 5.11 Solvency. Parent is not entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Immediately following the Closing after giving effect to the transactions contemplated by this Agreement, Parent will be Solvent. As used herein, “Solvent” means with respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including, contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person has not incurred, and does not intend to incur, debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature and (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital. The amount of contingent liabilities at any time shall be computed under this Section 5.11 as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

Section 5.12 Vote Required. In the event that the Unis Closing Date has not occurred, the approval of the Share Issuance by the affirmative vote of a majority of the shares of the Parent Common Stock represented in person or by proxy at the Parent Stockholder Meeting (or and adjournment or postponement thereof) at which a quorum is present (the “Parent Stockholder Approval”) is the only vote of the holders of any of Parent’s share capital that may be necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, assuming the accuracy of the representations and warranties of the Company in Section 4.2(a). In the event that the Unis Closing Date occurs, no vote or consent of the holders of any class or series of capital stock of Parent (including the Parent Stockholder Approval) is necessary to approve and adopt this Agreement and the Merger unless the Parent Stockholder Approval has been obtained.

Section 5.13 Board Recommendation. Parent’s board of directors has (a) determined that this Agreement and the Merger are fair to, advisable and in the best interests of Parent and its stockholders, (b) approved and adopted this Agreement, including the Merger and the other transactions contemplated hereby and (c) subject to the other terms and conditions of this Agreement, resolved to recommend that the stockholders of Parent approve the Share Issuance (the “Parent Board Recommendation”), and, as of the date of this Agreement, none of such actions by Parent’s board of directors has been amended, rescinded or modified.

Section 5.14 Capitalization and Operations of Merger Sub. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned

Subsidiary of Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 5.15 No Undisclosed Liabilities. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has, since July 3, 2015, incurred any liabilities or obligations that would be required to be reflected or reserved against in a consolidated balance sheet of Parent and its consolidated Subsidiaries prepared in accordance with GAAP as applied in preparing the consolidated balance sheet of Parent and its consolidated Subsidiaries included in Parent’s Annual Report on Form 10-K for the fiscal year ended July 3, 2015 (“Parent Balance Sheet”), except for (a) liabilities or obligations disclosed and provided for in the Parent Balance Sheet or in the notes thereto, (b) liabilities or obligations identified in Section 5.15 of the Parent Disclosure Schedule, (c) liabilities and obligations incurred in the ordinary course of business consistent with past practice since July 3, 2015, (d) liabilities and obligations incurred in connection with the Merger or otherwise as expressly contemplated or expressly permitted by this Agreement, (e) intercompany liabilities and obligations between Parent and any of its wholly-owned Subsidiaries or between wholly-owned Subsidiaries, and (f) liabilities and obligations that would not have a Parent Material Adverse Effect.

Section 5.16 Compliance with Law.

(a) Parent and its Subsidiaries (i) are, and have at all times since December 31, 2012 been, in compliance with applicable Laws; and (ii) to the Knowledge of Parent, from December 31, 2012 through the date of this Agreement, have not received any written notice from any Governmental Entity alleging that Parent or any of its Subsidiaries is in violation of any applicable Law, except, in the case of each of clauses (i) and (ii), for such non-compliance and violations that would not have a Parent Material Adverse Effect.

(b) Parent and each of its Subsidiaries are, and have at all times since five (5) years prior to the date hereof, been in material compliance with applicable United States and foreign export control laws and regulations, including: the United States Export Administration Act and implementing Export Administration Regulations and the Arms Export Control Act and implementing International Traffic in Arms Regulations applicable to its export transactions; and the various economic sanctions laws and regulations administered by OFAC, the Department of State and the European Union and its member states. Without limiting the foregoing, to the Knowledge of Parent, there are no pending or threatened claims or investigations by any Governmental Entity of potential material violations against Parent or any of its Subsidiaries with respect to sanctions violations, export activity or licenses or other approvals.

(c) Since five (5) years prior to the date hereof, neither Parent nor any of its Subsidiaries and, to the Knowledge of Parent, no Representative or other Person associated with or acting on behalf of Parent or any of its Subsidiaries has, directly or indirectly:

(i) made, promised, authorized or agreed to make any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity and related in any way to Parent’s or any of its Subsidiaries’ business;

(ii) made, promised, authorized or agreed to make any unlawful payment to any foreign or domestic government official or employee, foreign or domestic political parties or campaigns, official of any public international organization, or official of any state-owned enterprise;

(iii) violated any provision of the FCPA, or any other applicable Laws relating to anti-corruption or anti-bribery;

(iv) violated any provision of the USA PATRIOT Act, or

(v) made, promised, authorized or agreed to make any bribe, payoff, influence payment, kickback or other similar unlawful payment.

Section 5.17 Intellectual Property.

(a) (i) Parent and/or one or more of its Subsidiaries are the sole owners and possess all right, title and interest in and to each item of material Intellectual Property owned by Parent and/or one or more of its Subsidiaries, free and clear of any Lien, except for Permitted Liens; (ii) to the Knowledge of Parent, each such item is not subject to any outstanding injunction, judgment, order, decree or ruling; and (iii) no action, suit, proceedings, complaint or claim of which Parent has received written notice is pending or, to the Knowledge of Parent, is threatened that challenges the validity, enforceability or Parent’s ownership of each such item; except to the extent that the failure of any of the foregoing clauses (i), (ii) or (iii) to be true and correct would not have a Parent Material Adverse Effect.

(b) To the Knowledge of Parent, each material agreement under which, as of the date of this Agreement, Parent or any of its Subsidiaries (A) licenses or receives other grants of rights in or to (including by means of covenants not to sue) material Intellectual Property from a third party that is used by Parent or such Subsidiary in the conduct of its business, except for off-the-shelf and internal use software programs that Parent and any of its Subsidiaries use in the ordinary course of business or (B) licenses or provides other grants of rights in or to (including by means of covenants not to sue) any material Intellectual Property to any third party, other than a Parent Excluded Contract (such agreements in clauses (A) and (B) being referred to as “Parent License Agreements”) (x) is in full force and effect; and (y) is not the subject of a claim that Parent or any of its Subsidiaries is in material breach of any such Parent License Agreement; except to the extent that the failure of any of the foregoing clauses (x) or (y) to be true and correct would not have a Parent Material Adverse Effect.

(c) Except as would not have a Parent Material Adverse Effect, to the Knowledge of Parent, neither Parent nor any of its Subsidiaries has received any written complaint, claim, demand, or notice during the past four (4) years alleging any infringement, misappropriation or other violation of third-party Intellectual Property (including indemnification notices from their customers or distributors).

(d) Except as would not have a Parent Material Adverse Effect, Parent uses commercially reasonable actions to protect the confidentiality and security of personal, consumer, or customer information and of its systems and other data, and, to the Knowledge of Parent, there have been no violations or unauthorized access to the same.

(e) Parent and its Subsidiaries use commercially reasonable efforts to protect and preserve the confidentiality of their material trade secrets. Parent Products are in compliance with applicable open source license obligations, except as would not have a Parent Material Adverse Effect.

Section 5.18 Taxes.

(a) Each of Parent and its Subsidiaries has (i) timely filed all material Tax Returns required to be filed by any of them (taking into account applicable extensions) and all such returns were true, correct and complete in all material respects when filed and (ii) paid or accrued (in accordance with GAAP) all material Taxes due and payable other than such Taxes as are being contested in good faith by Parent or its Subsidiaries.

(b) There are no material federal, state, local or foreign audits or examinations of any Tax Return of Parent or its Subsidiaries pending and neither Parent nor any Subsidiary has received written notice of any such material audit or examination. No claim for material unpaid Taxes has been asserted in writing against Parent or any of its Subsidiaries by a Governmental Entity, other than any claim that has been resolved.

(c) There are no outstanding written waivers to extend the statutory period of limitations applicable to the assessment of any material Taxes or material deficiencies against Parent or any of its Subsidiaries.

(d) Neither Parent nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of material Taxes, except for any such agreements that (i) are solely between Parent and/or any of its Subsidiaries, (ii) will terminate as of the Closing or (iii) are entered into in the ordinary course of business, the principal purpose of which is not the allocation or sharing of Taxes.

(e) There are no material Liens for Taxes upon the assets of Parent or any of its Subsidiaries that are not provided for in the Parent SEC Reports, other than Permitted Liens, and Liens (other than Permitted Liens) that would not have a Parent Material Adverse Effect.

(f) All material Taxes required to be withheld by Parent or its Subsidiaries have been timely withheld and timely paid to the appropriate Governmental Entity.

Section 5.19 Environmental.

(a) Except for noncompliance that would not have a Parent Material Adverse Effect, each of Parent and its Subsidiaries is and, since December 31, 2012, has been in compliance with all Environmental Laws, which compliance includes the possession by Parent and its Subsidiaries of material permits and other governmental authorizations required for their current operations under applicable Environmental Laws, and compliance with the terms and conditions thereof.

(b) Neither Parent nor any of its Subsidiaries has received written notice of any Environmental Claims against the Company or any Subsidiary that would have a Parent Material Adverse Effect.

(c) To the Knowledge of Parent, with respect to any real property currently owned, leased or operated by Parent or any of its Subsidiaries and with respect to any property for which Parent or any of its Subsidiaries has agreed to indemnify any Person, there have been no releases of Hazardous Materials that require a Cleanup or monitoring, except for any Cleanup or monitoring that would not have a Parent Material Adverse Effect.

Section 5.20 Investigation by Parent and Merger Sub.

(a) Each of Parent and Merger Sub has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries. In entering into this Agreement, each of Parent and Merger Sub has relied solely upon its own investigation and analysis, and each of Parent and Merger Sub acknowledges that, except for the representations and warranties of the Company expressly set forth in Article IV, none of the Company or its Subsidiaries nor any of their respective Representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Parent or Merger Sub or any of their respective Representatives, and that each of Parent and Merger Sub are not executing or authorizing the execution of this Agreement in reliance upon any such representation or warranty not explicitly set forth in Article IV. Without limiting the generality of the foregoing, Parent and Merger Sub acknowledge that none of the Company or its Subsidiaries nor any of their respective Representatives or any other Person has made any express or any implied representations or warranties to Parent or Merger Sub with respect to (i) the Company or its Subsidiaries, their respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or (ii) any material, documents or information relating to the Company or its Subsidiaries furnished or provided to Parent or its Representatives or made available to Parent or its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or any other transactions contemplated hereby or thereby, except as expressly and specifically covered by a representation or warranty set forth in Article IV.

(b) In connection with Parent’s and Merger Sub’s investigation of the Company, each of Parent and Merger Sub has received from the Company and its Representatives certain projections and other forecasts, including projected financial statements, cash flow items and other data of the Company and its Subsidiaries and certain business plan information of the Company and its Subsidiaries. Each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that each of Parent and Merger Sub is familiar with such uncertainties, that each of Parent and Merger Sub is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that each of Parent and Merger Sub and their respective Representatives shall have no claim against any Person with respect thereto. Accordingly, each of Parent and Merger Sub acknowledges that, without limiting the generality of this Section 5.20, neither the Company nor any Person acting on behalf of the Company has made any representation or warranty with respect to such projections and other forecasts and plans.

Section 5.21 Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “interested shareholder,” or other anti-takeover statute or regulation would restrict, prohibit or otherwise be applicable with respect to this Agreement and the transactions contemplated herein (including the Merger).

Section 5.22 No Other Representations or Warranties. Except for the express representations and warranties contained in this Article V, neither Parent or Merger Sub nor any of their respective Affiliates nor any of their respective Representatives makes any express or any implied representations or warranties with respect to Parent or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or any other transactions contemplated hereby or thereby. Parent and Merger Sub disclaim any other representations or warranties, whether made by Parent, Merger Sub or any of their respective Affiliates, or any of their respective Representatives.

ARTICLE VI

COVENANTS

Section 6.1 Interim Operations of the Company and Parent.

(a) During the period from the date of this Agreement until the Effective Time (except (w) where a change in applicable Law requires the taking of an action otherwise prohibited by this Section 6.1(a) (and subject to the restrictions set forth in Section 6.9), (x) with the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned, (y) as expressly required by this Agreement or (z) as set forth in Section 6.1 of the Company Disclosure Schedule), the business of the Company and its Subsidiaries shall be conducted only in the ordinary and usual course of business in all material respects consistent with past practice, and, to the extent consistent therewith, the Company and its Subsidiaries shall use commercially reasonable efforts to (i) preserve intact their current business organization, operations and assets and (ii) preserve their relationships with customers, suppliers, employees and others having business dealings with them; provided, however, that no action by the Company or any of its Subsidiaries with respect to matters addressed specifically by any provision of Section 6.1(b) shall be deemed a breach of this Section 6.1(a) unless such action would constitute a breach of such specific provision of Section 6.1(b).

(b) Except (w) where a change in applicable Law requires the taking of an action otherwise prohibited by this Section 6.1(b) (and subject to the restrictions set forth in Section 6.9), (x) with the prior written consent of

Parent, which consent shall not be unreasonably withheld, delayed or conditioned, (y) as expressly contemplated or expressly permitted by this Agreement or (z) as set forth in the Company Disclosure Schedule, prior to the Effective Time, neither the Company nor any of its Subsidiaries will (and the Company will cause its Subsidiaries not to):

(i) amend its Charter Documents; provided that the Charter Documents of a Subsidiary of the Company may be amended in a way that is not material;

(ii) except for (A) awards of Company Stock Options and Company Restricted Stock Units covering up to 250,000 shares of Company Common Stock for the period commencing on the date of this Agreement and ending on March 31, 2016 and up to 200,000 shares of Company Common Stock per each fiscal quarter thereafter, it being understood that to the extent awards covering fewer than the number allotted for any period are granted in such period, any remaining shares shall not be available for grant in any other period, granted to Service Providers under the Company Equity Plans upon hire, upon promotion or for purposes of retention, (B) awards of Company Stock Options and Company Restricted Stock Units granted pursuant to the Company’s annual focal grant program in February 2016 and awards granted to members of the Company’s board of directors in the second quarter of fiscal year 2016, in either case under the Company Equity Plans and in the ordinary course of business consistent with past practice in any event not to exceed 2.75 million shares of Company Common Stock in the aggregate or (C) shares of Company Common Stock to be issued or delivered pursuant to (1) Company Equity Plans in satisfaction of Company Stock Options and Company Restricted Stock Units outstanding on the date hereof and on the terms in effect on the date hereof or issued after the date hereof in accordance with this Agreement, (2) the ESPPs pursuant to the terms in effect on the date hereof, (3) conversion of the convertible senior notes under the Company Indentures or (4) the Company Warrants, issue, sell, grant, pledge, grant or suffer to exist any Lien or dispose of, or authorize or agree to the issuance, sale, grant, pledge, existence of any Lien or other disposition of (I) any share capital of any class or any other ownership interest of the Company or any of its Subsidiaries, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any share capital or any other ownership interest of the Company or any of its Subsidiaries, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire share capital or any other ownership interest of the Company or any of its Subsidiaries or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any share capital or any other ownership interest of the Company or any of its Subsidiaries, or (II) any other securities of the Company or any of its Subsidiaries in respect of, in lieu of, or in substitution for, shares of Company Common Stock, other ownership interests, securities or rights in any Subsidiary of the Company;

(iii) redeem, purchase or otherwise acquire, or agree to redeem, purchase or otherwise acquire, any outstanding shares of Company Common Stock (except in respect of (A) any Tax withholding or exercise price in connection with the Company Equity Plan pursuant to the terms in effect on the date hereof and in the ordinary course of business consistent with past practice and (B) the Company Bond Hedge Transactions);

(iv) split, combine, subdivide or reclassify any Company Common Stock, or declare, set aside for payment or pay any dividend (whether in cash, stock or property or any combination thereof) or other distribution in respect of any Company Common Stock or otherwise make any payments to stockholders of the Company in their capacity as such;

(v) adopt a plan of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring, file a petition in bankruptcy under any applicable Law, recapitalization or other reorganization of the Company, other than the Merger;

(vi) acquire, sell or dispose of, or agree to acquire, sell or dispose of, any Person or any equity interest thereof or therein, tangible assets comprising a business or division thereof (whether by merger, amalgamation, consolidation or other business combination, acquisition or sale of assets, acquisition or sale of share capital, tender offer or exchange offer or similar transaction), other than (A) acquisitions, sales or dispositions among the Company and any of its Subsidiaries; (B) acquisitions of or strategic investments in any Person or division thereof, or any equity interest therein (1) as to which the aggregate consideration for all such acquisitions or investments (including the value of any shares of Company Common Stock or equity awards granted in connection therewith) does not exceed $100,000,000 and (2) that would not reasonably be expected to cause any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of the Merger, in connection with, or in compliance with, the HSR Act and other Antitrust Laws or CFIUS, or the expiration or termination of any applicable waiting period thereof, or otherwise materially delay, prevent or impede the consummation of the Merger and the other transactions contemplated hereby; or (C) sales or dispositions as to which the aggregate consideration for all such sales or dispositions does not exceed $100,000,000;

(vii) enter into any joint ventures or strategic partnerships that are material to any of the Company’s divisions or business units if such entry would (A) present a material risk of delaying the Merger or make it more difficult to obtain any authorization, consent, order, declaration or approval required to be obtained hereunder, the failure of which would be a non-satisfaction of any of the conditions set forth in Article VII or (B) require a consent of the other party thereto to consummate the Merger;

(viii) sell, assign, transfer, grant an exclusive license under or otherwise dispose of any material Intellectual Property (including any Patents) owned by the Company or any of its Subsidiaries, or enter into any Contract that, immediately following the Closing, would result in any party to such Contract or any other party obtaining a license, right to use or any other claim or right in respect of any Intellectual Property of Parent or any of its Subsidiaries (excluding the Company and its current Subsidiaries);

(ix) subject to the limitations set forth in Section 6.1(b)(ix) of the Company Disclosure Schedule, grant a license or a covenant not to sue under any Patents owned or controlled by the Company or any of its Subsidiaries to any third party, except (A) pursuant to contractual obligations to standard setting organizations of which the Company or one of its Subsidiaries is a member as of the date hereof, or becomes a member in the ordinary course of business, that requires the licensing of such Patents; (B) nonexclusive licenses entered into in the ordinary course of business and consistent with past practices (1) ancillary to the use, sale or distribution of any of the Company’s or its Subsidiaries’ products or services (including to customers and resellers), or (2) to the Company’s or its Subsidiaries’ service providers (including suppliers or contract manufacturers) solely for the benefit of the products, services or operations of the Company or its Subsidiaries; (C) nonexclusive licenses entered into between any third party and either SD-3C LLC or Secure Content Storage Association, LLC; or (D) to the extent that, as relates to one or more third parties, the foregoing restriction would violate applicable Law;

(x) fail to maintain, or allow to lapse, or abandon, including by failure to pay the required fees in any jurisdiction, any registered Intellectual Property rights owned by and that have been issued to the Company or any of its Subsidiaries that are enforceable as of the date of this Agreement;

(xi) (A) enter into, modify, amend or terminate (or (where such consent is required) consent to the termination of) any material Contract outside of the ordinary course of business consistent with past practice, or release or assign any material rights or claims thereunder outside of the ordinary course of business consistent with past practice, which if so entered into, modified, amended, terminated, released or assigned would reasonably be expected to be materially adverse to any business or product line of the Company or its Subsidiaries, (B) amend, supplement, modify or waive the terms of the Company Indentures except as provided for under, and in accordance with, Section 6.22, or (C) amend, supplement, modify, waive the terms of or terminate (in whole or in part) any Company Bond Hedge Transaction or Company Warrant except as provided for under, and in accordance with, Section 6.23;

(xii) except in the ordinary course of business consistent with past practice: accelerate, terminate, cancel, renew, fail to exercise an expiring renewal option, materially amend, grant a waiver under or otherwise materially modify any material Real Property Lease or any Real Property Lease that would constitute a material Real Property Lease if in effect as of the date of this Agreement or (B) enter into any Real Property Lease that would constitute a material Real Property Lease if in effect as of the date of this Agreement;

(xiii) except for the expenditures contemplated by and consistent with the capital budget set forth in Section 6.1(b)(xiii) of the Company Disclosure Schedule (the “CapEx Budget”), plus in respect of fiscal year 2016 an additional ten percent (10%), make or authorize any capital expenditures;

(xiv) sell, lease, pledge, abandon, assign or otherwise dispose of, directly or indirectly, any material tangible asset or property of the Company or any of its Subsidiaries (other than (A) sales of tangible assets with a fair market value of less than $50,000,000 in the aggregate and (B) sales of the Company’s products in the ordinary course of business consistent with past practice);

(xv) incur any material Liens (other than Permitted Liens) or material indebtedness for borrowed money in addition to that incurred as of the date of this Agreement or guarantee any such indebtedness or make any material loans or advances, other than (A) to the Company or any of its wholly-owned Subsidiaries; (B) performance bonds, letters of credit and similar instruments issued in the ordinary course of business consistent with past practice; (C) indebtedness for borrowed money that (1) will be paid prior to the Closing (including any related Liens), (2) do not subject the Company to material pre-payment or other penalties, (3) that is incurred in the ordinary course of business consistent with past practice and (4) is not in excess of $100,000,000 or (D) in connection with any foreign exchange transactions that are designated or non-designated forward contracts and that are entered into in the ordinary course of business consistent with past practice and not for speculative purposes;

(xvi) adopt or implement any stockholder rights plan, “poison pill” or similar arrangement or plan that is applicable to the Merger;

(xvii) other than as required by applicable Law or required by or consistent with the terms of any Benefit Plan or Foreign Benefit Plan as in effect on the date hereof, (A) increase the compensation, bonus or pension, welfare, severance, fringe or other benefits of, pay any bonus to, grant any new equity or equity-based award to, or make, amend or forgive any material loans to, any Service Provider, except for (1) increases in the ordinary course of business consistent with past practice for Service Providers below the position of vice president; provided, that the Company notifies Parent on no less often than a monthly basis of any such changes (2) grants of equity or equity-based awards permitted by Section 6.11 and (3) 2016 salary adjustments and payments or grants, as applicable, of annual cash incentive awards for fiscal years 2015 and 2016; provided, that (x) such salary adjustments shall not exceed a 4.8% increase in the aggregate payroll of the Company in effect as of the date hereof and shall furthermore be done in accordance with the chart establishing a budget by region and set forth on Section 6.1(b)(xvii) of the Company Disclosure Schedule, and (y) payment of annual cash incentive awards with respect to fiscal year 2015 shall not exceed the amount earned based on the Compensation Committee’s assessment of the Company’s performance so long as it does not exceed the amount accrued thus far in 2015 plus an amount for the fourth calendar quarter that is based upon an accrual rate that is no higher than the accrual rate for each of the first three calendar quarters, (B) establish, adopt, terminate or materially amend any Benefit Plan or Foreign Benefit Plan or any other compensation or benefit plan, policy, practice, arrangement or agreement with respect to any Service Provider other than employment and termination agreements with Service Providers outside the U.S. in the ordinary course of business consistent with past practice that do not materially increase benefits or administrative costs in the aggregate to the Company, (C) grant or provide any severance or termination payments or benefits to any Service Provider other than payments or benefits to Service Providers outside the U.S. in the ordinary course of business consistent with past practice that do not materially increase benefits or administrative costs in the aggregate to the Company, (D) accelerate the vesting, funding or payment of any compensation that is or may become due to any Service Provider, (E) take any action to fund or secure the payment of any amounts under any Benefit Plan or Foreign Benefit Plan, or (F) hire any Service Provider in the position of Vice President or above;

(xviii) other than as required by applicable Law, enter into, modify or terminate any labor or collective bargaining agreement, works council agreement, or any other labor union Contract applicable to any employee or, through negotiation or otherwise, make any material commitment or incur any material liability to any labor organization relating to any employee currently employed or who is hired after the date of this Agreement;

(xix) change in (A) any material respect any of the assumptions used to calculate funding or contribution obligations under any Benefit Plan or Foreign Benefit Plan or accounting methods used by the Company unless required by GAAP, SEC rules and regulations or applicable Law or (B) with respect to the Subsidiaries of the Company, the accounting standards applicable to the preparation of the financial statements and accounts of each such Subsidiary;

(xx) file or amend any Tax Return except in the ordinary course of business; settle or compromise any material Tax liability; make, change or revoke any material Tax election except to the extent consistent with past practice or as required by law; consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment; or change any method of Tax accounting, except as required by Law, in each case with respect to the Company or any of its Subsidiaries.

(xxi) (A) settle, or offer or propose to settle any litigation or other action, claim, suit or proceeding involving or against the Company or any of its Subsidiaries (subject to Section 6.25, other than settlements that provide for insignificant ancillary ordinary course non-monetary relief and do not require payment by the Company or any of its Subsidiaries in excess of $50,000,000 in the aggregate) or (B) commence any material litigation or other action, claim, suit or proceeding other than (1) in the ordinary course of business consistent with past practice; (2) to preserve, protect or enforce Intellectual Property, other than any Patent, that is material to the Company’s business; or (3) to enforce the Company’s or its Subsidiaries’ Patents against (a) a Company Significant Licensee, (b) a past licensee of the Company or its Subsidiaries, or (c) any other third party, but only if such third party has commenced litigation or other action, claim, suit or proceeding against the Company or its Subsidiaries for infringement of such third party’s Patents;

(xxii) change or alter its cash management procedures or management of working capital, including by accelerating collection of receivables or delaying payment of payables;

(xxiii) transfer or repatriate to the United States cash, cash equivalents or liquid short or long-term investments held outside the United States if any material withholding or U.S. income taxes would be incurred in connection with such repatriation; or

(xxiv) enter into any Contract, commitment or arrangement to do any of the foregoing.

(c) During the period from the date of this Agreement until the earlier of the Unis Closing Date and the Effective Time (except (w) where a change in applicable Law requires the taking of an action otherwise prohibited by this Section 6.1(c) (and subject to the restrictions set forth in Section 6.9), (x) with the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned, (y) as expressly contemplated or expressly permitted by this Agreement or (z) as set forth in the Parent Disclosure Schedule), the business of Parent and its Subsidiaries shall be conducted only in the ordinary and usual course of business in all material respects consistent with past practice; provided, however, that no action by Parent or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.1(d) shall be deemed a breach of this Section 6.1(c) unless such action would constitute a breach of such specific provision of Section 6.1(d).

(d) Except (w) where a change in applicable Law requires the taking of an action otherwise prohibited by this Section 6.1(d) (and subject to the restrictions set forth in Section 6.9), (x) with the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned, (y) as expressly contemplated or expressly permitted by this Agreement or (z) as set forth in the Parent Disclosure Schedule, prior to the Effective Time (or, with respect to clauses (iii), (v) and, to the extent relating to clauses (iii) and (v), (vi), prior to the earlier of the Unis Closing Date and the Effective Time), neither Parent nor any of its Subsidiaries will (and Parent will cause its Subsidiaries not to):

(i) amend their respective Charter Documents; provided that the Charter Documents of a Subsidiary of Parent may be amended in a way that is not material;

(ii) redeem, purchase or otherwise acquire, or agree to redeem, purchase or otherwise acquire, any outstanding shares of Parent Common Stock (except in respect of any Tax withholding or exercise price in connection with respect to equity or equity-based awards granted pursuant to Parent’s equity compensation plans other than repurchases pursuant to previously announced repurchase programs), or declare, set aside for payment or pay any dividend (whether in cash, stock or property or any combination thereof) or other distribution in respect of any of its capital stock or otherwise make any payments to stockholders of Parent in their capacity as such (other than dividends issued by Parent in the ordinary course of business consistent with past practice);

(iii) issue, split, combine, subdivide or reclassify any of its capital stock (other than the issuance of Parent Common Stock to Unis Union Information System Ltd. (or its designee) pursuant to the Unis Investment and issuances of Parent Common Stock pursuant to awards vesting under the Parent Equity Plans or exercise of equity-based awards granted pursuant to the Parent Equity Plans);

(iv) adopt a plan of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring, file a petition in bankruptcy under any applicable Law, recapitalization or other reorganization of any such party, other than the Merger;

(v) subject to any obligations arising from Section 6.9, acquire, sell or dispose of, or agree to acquire, sell or dispose of, any Person or any equity interest thereof or therein, tangible assets comprising a business or division thereof (whether by merger, amalgamation, consolidation or other business combination, acquisition or sale of assets, acquisition or sale of share capital, tender offer or exchange offer or similar transaction), other than (A) acquisitions, sales or dispositions among Parent and any of its Subsidiaries, (B) acquisitions of or strategic investments in any Person or division thereof, or any equity interest therein, (1) as to which the aggregate consideration for all such acquisitions or investments (including the value of any of Parent’s capital stock or equity awards granted in connection therewith) does not exceed $500,000,000 and (2) that would not reasonably be expected to (I) cause any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of the Merger, in connection with, or in compliance with, the HSR Act and other Antitrust Laws or CFIUS, or the expiration or termination of any applicable waiting period thereof or (II) otherwise materially delay, prevent or impede the consummation of the Merger and the other transactions contemplated hereby or (C) sales or dispositions as to which the aggregate consideration for all such sales or dispositions does not exceed $500,000,000; or

(vi) enter into any Contract, commitment or arrangement to do any of the foregoing.

Section 6.2 Access to Information.

(a) The Company shall (and shall cause each of its Subsidiaries to) afford to directors, officers, employees, counsel, investment bankers, accountants, agents, advisors and other authorized representatives (“Representatives”) of Parent reasonable access, in a manner not materially disruptive to the operations of the business of the Company and its Subsidiaries, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time, to the properties, books and records of the Company and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish promptly to such Representatives all information concerning the business, properties and personnel of the Company and its

Subsidiaries in each case as may reasonably be requested for reasonable purposes related to the consummation of the transactions contemplated by this Agreement; provided, however, that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent or Merger Sub if such disclosure would, in the reasonable judgment of the Company, (i) cause significant competitive harm to the Company or its Subsidiaries if the transactions contemplated by this Agreement are not consummated, (ii) violate applicable Law or the provisions of any agreement to which the Company or any of its Subsidiaries is a party or (iii) constitute a waiver of the attorney-client or other privilege held by the Company or any of its Subsidiaries; provided, further, however, that (1) with respect to clauses (i), (ii) and (iii) if such information cannot be disclosed pursuant to such clauses, the Company and its Subsidiaries shall disclose as much of such information as is practicable (through redactions, summaries or other appropriate means) without violating the applicable restrictions on disclosure of such information or waiving such privilege and shall use reasonable best efforts to obtain any required consents and take such other actions (such as entering into joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of attorney-client privilege) to permit such disclosure and (2) nothing herein shall authorize Parent or its Representatives to undertake any invasive environmental investigations or sampling at any of the properties owned, operated or leased by the Company or its Subsidiaries. Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.2 for any competitive or other purpose unrelated to the consummation of the transactions contemplated by this Agreement prior to the Effective Time. The Confidentiality Agreement and any joint defense agreement entered into between the parties in connection with the transactions contemplated hereby shall apply with respect to information furnished hereunder by or on behalf of the Company, its Subsidiaries and the Company’s Representatives (as defined in the Confidentiality Agreement). Each of Parent and Merger Sub and their respective Affiliates agrees to comply in all material respects with applicable Law with respect of the protection of any Company Employment Data.

(b) Until the Unis Closing Date, Parent shall (and shall cause each of its Subsidiaries to) afford to Representatives of the Company reasonable access, in a manner not disruptive to the operations of the business of Parent and its Subsidiaries, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time, to the properties, books and records of Parent and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish promptly to such Representatives all information concerning the business, properties and personnel of Parent and its Subsidiaries in each case as may reasonably be requested for reasonable purposes related to the consummation of the transactions contemplated by this Agreement; provided, however, that nothing herein shall require Parent or any of its Subsidiaries to disclose any information to the Company if such disclosure would, in the reasonable judgment of Parent, (i) cause significant competitive harm to Parent or its Subsidiaries if the transactions contemplated by this Agreement are not consummated, (ii) violate applicable Law or the provisions of any agreement to which Parent or any of its Subsidiaries is a party or (iii) constitute a waiver of the attorney-client or other privilege held by Parent or any of its Subsidiaries; provided, further, however, that (1) with respect to clauses (i), (ii) and (iii) if such information cannot be disclosed pursuant to such clauses, Parent and its Subsidiaries shall disclose as much of such information as is practicable (through redactions, summaries or other appropriate means) without violating the applicable restrictions on disclosure of such information or waiving such privilege and shall use reasonable best efforts to obtain any required consents and take such other actions (such as entering into joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of attorney-client privilege) to permit such disclosure and (2) nothing herein shall authorize the Company or its Representatives to undertake any invasive environmental investigations or sampling at any of the properties owned, operated or leased by Parent or its Subsidiaries. The Company agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.2 for any competitive or other purpose unrelated to the consummation of the transactions contemplated by this Agreement prior to the Effective Time. The Confidentiality Agreement and any joint defense agreement entered into between the parties in connection with the transactions contemplated hereby shall apply with respect to information furnished hereunder by or on behalf of Parent, its Subsidiaries and Parent’s Representatives (as defined in the Confidentiality Agreement).

Section 6.3 Company Board Recommendation; Company Acquisition Proposals.

(a) Except as expressly permitted by this Section 6.3, the Company will not, and will cause its Subsidiaries and their respective officers, directors and employees not to, and the Company will use its reasonable best efforts to cause the Company’s and its Subsidiaries’ respective other Representatives not to, directly or indirectly (i) initiate, solicit, seek or knowingly take any action to facilitate or encourage, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal, (ii) participate or engage in any negotiations, inquiries or discussions with any Third Parties with respect to any Company Acquisition Proposal, (iii) in connection with any actual or potential Company Acquisition Proposal, disclose or furnish any nonpublic information or data to any Third Party concerning the Company’s or its Subsidiaries’ business or properties or afford any Third Party access to its or its Subsidiaries’ properties, books, or records, (iv) enter into or execute, or propose to enter into or execute, any agreement relating to a Company Acquisition Proposal, or (v) accept, approve, endorse, recommend or make or authorize any public statement, recommendation, or solicitation in support of, or submit to the Company’s stockholders any Company Acquisition Proposal. The Company will, and will cause its Subsidiaries and their respective officers, directors and employees to, and the Company will use its reasonable best efforts to cause the Company’s and its Subsidiaries’ respective other Representatives to, cease immediately and cause to be terminated all discussions and negotiations that commenced prior to the date of this Agreement regarding any proposal that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal, and shall request that all confidential or proprietary information previously furnished to any Third Parties in connection with such discussions and negotiations be promptly returned or destroyed. The Company acknowledges and agrees that, in the event any officer, director or employee of the Company or any of its Subsidiaries takes any action that if taken by the Company would be a breach of this Section 6.3, the taking of such action by such officer, director or employee shall be deemed to constitute a breach of this Agreement (including this Section 6.3) by the Company.

(b) Notwithstanding anything to the contrary contained in this Agreement, in the event that, prior to obtaining the Company Stockholder Approval, the Company receives a bona fide unsolicited written Company Acquisition Proposal that did not result from a material breach of this Section 6.3, the Company, its Subsidiaries and their Representatives may, prior to the Company Stockholder Approval, participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with, or furnish any nonpublic information to, any Person or Persons (but only after any such Person enters into a customary confidentiality agreement with the Company that contains provisions that in the aggregate are no less favorable to the Company than those contained in the Confidentiality Agreement, which agreement may not provide for an exclusive right to negotiate with the Company and may not restrict the Company from complying with this Section 6.3 (a “Company Acceptable Confidentiality Agreement”)) making such Company Acquisition Proposal and their respective Representatives and potential sources of financing, if the Company’s board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Person or Persons have submitted to the Company a Company Acquisition Proposal that is, or would reasonably be expected to lead to, a Company Superior Proposal.

(c) The Company will as promptly as reasonably practicable (and in any event within forty-eight (48) hours after receipt) (i) notify Parent of the receipt by the Company of any Company Acquisition Proposal and (ii) provide Parent with a copy of such Company Acquisition Proposal (if written), or a summary of the material terms and conditions of such Company Acquisition Proposal (if oral), including the identity of the Person making such Company Acquisition Proposal. The Company shall notify Parent, in writing, of (A) any determination by the Company’s board of directors that a Company Acquisition Proposal constitutes or would reasonably be expected to lead to, a Company Superior Proposal or (B) any decision of its board of directors as to whether to participate in discussions or negotiations or furnish non-public information with respect to the Company or its Subsidiaries to any Person in response to a Company Acquisition Proposal, which notice shall be given as promptly as practicable after such determination was reached or decision was made (and in any event no later than twenty-four (24) hours after such determination was reached or decision was made). The Company will (I) keep Parent informed as promptly as practicable with respect to any changes to the material terms of a Company Acquisition Proposal submitted to the Company (and in any event within forty-eight (48) hours following any such changes), including by providing a copy of all written proposals relating to any Company Acquisition Proposal and (II) promptly (and in any event within twenty-four (24) hours) following the provision of any non-public information of the Company to any such Person, provide such information to Parent (including by posting such information to an electronic data room), to the extent such information has not previously been provided or made available to Parent.

(d) Subject to Section 6.3(e), unless and until this Agreement has been terminated in accordance with Section 8.1, neither the board of directors of the Company nor any committee thereof shall, directly or indirectly:

(i) (A) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (B) approve, adopt, or recommend, or propose publicly to approve, adopt, or recommend, any Company Acquisition Proposal, (C) solely if a Company Acquisition Proposal has been publicly announced, fail to issue a press release reaffirming the Company Board Recommendation within ten (10) Business Days following a written request to do so by Parent or (D) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clause (A), (B), (C) or (D) being referred to as a “Company Change of Recommendation”); or

(ii) approve or recommend, or publicly propose to approve or recommend, or allow the Company to execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar agreement (A) constituting or relating to any Company Acquisition Proposal or (B) requiring the Company to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by this Agreement, in each case other than a Company Acceptable Confidentiality Agreement.

(e) Notwithstanding Section 6.3(d), prior to the Company Stockholder Approval, the Company’s board of directors may, if the Company’s board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Company’s directors under applicable Law (i) in the case of a Company Intervening Event, make a Company Change of Recommendation or (ii) with respect to a Company Superior Proposal, which Company Superior Proposal did not result from a material breach of this Section 6.3 by the Company or its Representatives, make a Company Change of Recommendation, approve or recommend a Company Superior Proposal, terminate this Agreement pursuant to Section 8.1(c)(ii), and enter into a definitive written agreement providing for such Company Superior Proposal concurrently with the termination of this Agreement; provided, that:

(i) the Company notifies Parent in writing at least four (4) Business Days in advance of taking such action (such period, the “Company Notice Period”) that the Company intends to take such action, which notice must specify the reasons for taking such action and, in the event of a Company Superior Proposal, the material terms and conditions of such proposal (including the identity of the Person making the proposal) and concurrently provides a copy of the relevant proposed transaction agreements with the Person making such proposal (it being understood that in the event any of the material terms or conditions of any such proposal are modified during the Company Notice Period, the Company shall as promptly as possible, and in any event no later than twenty-four (24) hours after receipt of such modification, notify Parent of such modification, at which time a new Company Notice Period shall commence), and in the event of a Company Intervening Event, a reasonable description of such Company Intervening Event;

(ii) prior to taking such action, the Company shall, and shall cause its Representatives to, during the Company Notice Period negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement in such a manner that would obviate the need for the Company to take such action; and

(iii) Parent shall not have proposed in writing at or prior to the conclusion of the Company Notice Period any modifications or revisions to the terms of this Agreement, which modifications or revisions

(provided the Company has received a definitive agreement in respect of the Company Superior Proposal that would, upon the Company’s acceptance, be binding on the parties thereto) shall be evidenced by an offer to amend this Agreement that would, upon the Company’s acceptance, be binding on the parties hereto, and, if applicable, revisions to the terms of the Debt Commitment Letter and the Debt Financing Agreements, to provide for terms which the board of directors of the Company determines in good faith, after consultation with its outside legal counsel and financial advisors, (A) would cause the Company Superior Proposal to no longer constitute a Company Superior Proposal, if applicable, or (B) if the proposed Company Change of Recommendation is in response to a Company Intervening Event, that the failure to make a Company Change of Recommendation would not reasonably be expected to be inconsistent with the fiduciary duties of the Company’s directors under applicable Law.

(f) Nothing in this Agreement shall prohibit the Company’s board of directors from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act and (ii) making any disclosure to the stockholders of the Company that the board of directors of the Company determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably be expected to be inconsistent with directors’ fiduciary duties under applicable Law; provided, however, that any such disclosure referred to in clauses (i) or (ii) that relates to a Company Acquisition Proposal shall be deemed to be a Company Change of Recommendation unless (A) the board of directors of the Company expressly reaffirms the Company Board Recommendation in such disclosure or (B) such disclosure is a “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(b) promulgated under the Exchange Act; provided, further, that this Section 6.3(f) shall not be deemed to permit the Company’s board of directors to make a Company Change of Recommendation or take any of the actions referred to in Section 6.3(e), except, in each case, to the extent permitted by Section 6.3(e).

Section 6.4 Parent Board Recommendation; Parent Acquisition Proposals. This Section 6.4 shall be in effect only if the Parent Stockholder Approval is required.

(a) Except as expressly permitted by this Section 6.4, Parent will not, and will cause its Subsidiaries and their respective officers, directors and employees not to, and Parent will use its reasonable best efforts to cause Parent’s and its Subsidiaries’ respective other Representatives not to, directly or indirectly (i) initiate, solicit, seek or knowingly take any action to facilitate or encourage, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Parent Acquisition Proposal, (ii) participate or engage in any negotiations, inquiries or discussions with any Third Parties with respect to any Parent Acquisition Proposal, (iii) in connection with any actual or potential Parent Acquisition Proposal, disclose or furnish any nonpublic information or data to any Third Party concerning Parent’s or its Subsidiaries’ business or properties or afford any Third Party access to its or its Subsidiaries’ properties, books, or records, (iv) enter into or execute, or propose to enter into or execute, any agreement relating to a Parent Acquisition Proposal, or (v) accept, approve, endorse, recommend or make or authorize any public statement, recommendation, or solicitation in support of, or submit to Parent’s stockholders any Parent Acquisition Proposal. Parent will, and will cause its Subsidiaries and their respective officers, directors and employees to, and Parent will use its reasonable best efforts to cause Parent’s and its Subsidiaries’ respective other Representatives to, cease immediately and cause to be terminated all discussions and negotiations that commenced prior to the date of this Agreement regarding any proposal that constitutes, or could reasonably be expected to lead to, a Parent Acquisition Proposal, and shall request that all confidential or proprietary information previously furnished to any Third Parties in connection with such discussions and negotiations be promptly returned or destroyed. Parent acknowledges and agrees that, in the event any officer, director or employee of Parent or any of its Subsidiaries takes any action that if taken by Parent would be a breach of this Section 6.4, the taking of such action by such officer, director or employee shall be deemed to constitute a breach of this Agreement (including this Section 6.4) by the Company.

(b) Notwithstanding anything to the contrary contained in this Agreement, in the event that, prior to obtaining the Parent Stockholder Approval, Parent receives a bona fide unsolicited written Parent Acquisition

Proposal that did not result from a material breach of this Section 6.4, Parent, its Subsidiaries and their Representatives may, prior to the Parent Stockholder Approval, participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with, or furnish any nonpublic information to, any Person or Persons (but only after any such Person enters into a customary confidentiality agreement with Parent that contains provisions that in the aggregate are no less favorable to Parent than those contained in the Confidentiality Agreement, which agreement may not provide for an exclusive right to negotiate with Parent and may not restrict Parent from complying with this Section 6.4 (a “Parent Acceptable Confidentiality Agreement”)) making such Parent Acquisition Proposal and their respective Representatives and potential sources of financing, if Parent’s board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Person or Persons have submitted to Parent a Parent Acquisition Proposal that is, or would reasonably be expected to lead to, a Parent Superior Proposal.

(c) Parent will as promptly as reasonably practicable (and in any event within forty-eight (48) hours after receipt) (i) notify the Company of the receipt by Parent of any Parent Acquisition Proposal and (ii) provide the Company with a copy of such Parent Acquisition Proposal (if written), or a summary of the material terms and conditions of such Parent Acquisition Proposal (if oral), including the identity of the Person making such Parent Acquisition Proposal. Parent shall notify the Company, in writing, of (A) any determination by the Parent’s board of directors that a Parent Acquisition Proposal constitutes or would reasonably be expected to lead to, a Parent Superior Proposal, or (B) any decision of its board of directors as to whether to participate in discussions or negotiations or furnish non-public information with respect to Parent or its Subsidiaries to any Person in response to a Parent Acquisition Proposal, which notice shall be given as promptly as practicable after such determination was reached or decision was made (and in any event no later than twenty-four (24) hours after such determination was reached or decision was made). Parent will (I) keep the Company informed as promptly as practicable with respect to any changes to the material terms of a Parent Acquisition Proposal submitted to Parent (and in any event within forty-eight (48) hours following any such changes), including by providing a copy of all written proposals relating to any Parent Acquisition Proposal and (II) promptly (and in any event within twenty-four (24) hours) following the provision of any non-public information of Parent to any such Person, provide such information to the Company (including by posting such information to an electronic data room), to the extent such information has not previously been provided or made available to the Company.

(d) Subject to Section 6.4(e) and Section 6.4(f), unless and until this Agreement has been terminated in accordance with Section 8.1, neither the board of directors of Parent nor any committee thereof shall, directly or indirectly:

(i) (A) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to the Company, the Parent Board Recommendation, (B) approve, adopt, or recommend, or propose publicly to approve, adopt, or recommend, any Parent Acquisition Proposal, (C) solely if a Parent Acquisition Proposal has been publicly announced, fail to issue a press release reaffirming the Parent Board Recommendation within ten (10) Business Days following a written request to do so by the Company or (D) unless the Unis Closing Date has occurred prior to Parent Stockholder Meeting, fail to include the Parent Board Recommendation in the Proxy Statement (any action described in clause (A), (B), (C) or (D) being referred to as a “Parent Change of Recommendation”); or

(ii) approve or recommend, or publicly propose to approve or recommend, or allow Parent to execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar agreement (A) constituting or relating to any Parent Acquisition Proposal or (B) requiring Parent to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by this Agreement, in each case other than a Parent Acceptable Confidentiality Agreement.

(e) Notwithstanding Section 6.4(d), prior to the Parent Stockholder Approval, Parent’s board of directors may, if Parent’s board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of Parent’s directors under applicable Law (i) in the case of a Parent Intervening Event, make a Parent Change of Recommendation or (ii) with respect to a Parent Superior Proposal, which Parent Superior Proposal did not result from a material breach of this Section 6.4 by Parent or its Representatives, make a Parent Change of Recommendation, approve or recommend a Parent Superior Proposal, terminate this Agreement pursuant to Section 8.1(d)(ii), and enter into a definitive written agreement providing for such Parent Superior Proposal concurrently with the termination of this Agreement; provided, that:

(i) Parent notifies the Company in writing at least four (4) Business Days in advance of taking such action (such period, the “Parent Notice Period”) that Parent intends to take such action, which notice must specify the reasons for taking such action and, in the event of a Parent Superior Proposal, the material terms and conditions of such proposal (including the identity of the Person making the proposal) and concurrently provides a copy of the relevant proposed transaction agreements with the Person making such proposal (it being understood that in the event any of the material terms or conditions of any such proposal are modified during the Parent Notice Period, Parent shall as promptly as possible, and in any event no later than twenty-four (24) hours after receipt of such modification, notify the Company of such modification, at which time a new Parent Notice Period shall commence), and in the event of a Parent Intervening Event, a reasonable description of such Parent Intervening Event;

(ii) prior to taking such action, Parent shall, and shall cause its Representatives to, during the Parent Notice Period negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement in such a manner that would obviate the need for Parent to take such action; and

(iii) the Company shall not have proposed in writing at or prior to the conclusion of the Parent Notice Period any modifications or revisions to the terms of this Agreement, which modifications or revisions (provided Parent has received a definitive agreement in respect of the Parent Superior Proposal that would, upon Parent’s acceptance, be binding on the parties thereto) shall be evidenced by an offer to amend this Agreement that would, upon Parent’s acceptance, be binding on the parties hereto, to provide for terms which the board of directors of Parent determines in good faith, after consultation with its outside legal counsel and financial advisors, (A) would cause the Parent Superior Proposal to no longer constitute a Parent Superior Proposal, if applicable, or (B) if the proposed Parent Change of Recommendation is in response to a Parent Intervening Event, that the failure to make a Parent Change of Recommendation would not reasonably be expected to be inconsistent with the fiduciary duties of Parent’s directors under applicable Law.

(f) Nothing in this Agreement shall prohibit Parent’s board of directors from (i) taking and disclosing to the stockholders of Parent a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act and (ii) making any disclosure to the stockholders of Parent that the board of directors of Parent determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably be expected to be inconsistent with directors’ fiduciary duties under applicable Law; provided, however, that any such disclosure referred to in clauses (i) or (ii) that relates to a Parent Acquisition Proposal shall be deemed to be a Parent Change of Recommendation unless (A) the board of directors of Parent expressly reaffirms the Parent Board Recommendation in such disclosure or (B) such disclosure is a “stop, look and listen” communication to the stockholders of Parent pursuant to Rule 14d-9(b) promulgated under the Exchange Act; provided, further, that this Section 6.4(f) shall not be deemed to permit Parent’s board of directors to make a Parent Change of Recommendation or take any of the actions referred to in Section 6.4(e), except, in each case, to the extent permitted by Section 6.4(e).

Section 6.5 Employee Benefits.

(a) For the benefit of employees of the Company and its Subsidiaries employed as of the Effective Time (the “Employees”), for a period of twelve (12) months following the Effective Time (or, if shorter, during an Employee’s period of employment) and subject to the applicable Law of each jurisdiction where such Employee is located, Parent agrees to provide or cause its Subsidiaries (including the Surviving Corporation) to provide each Employee compensation and benefits (exclusive of equity incentive compensation) that are substantially comparable in the aggregate to the salary and benefits in effect for the Employee immediately prior to the Effective Time. Notwithstanding the foregoing, nothing in this Agreement shall be interpreted as conferring, or intending to confer, on any Employee a right to continued employment with Parent, the Surviving Corporation or their Affiliates or continued receipt of any specific employee benefit.

(b) As of the Effective Time, Parent shall honor or cause to be honored, in accordance with their terms, all Benefit Plans and Foreign Benefit Plans.

(c) With respect to each benefit plan, program, practice, policy or arrangement maintained by Parent or its Subsidiaries (including the Surviving Corporation) following the Effective Time and in which any of the Employees participate (the “Parent Plans”), and except to the extent necessary to avoid duplication of benefits, for purposes of determining eligibility to participate, vesting and accrual of benefits (solely, with respect to accrual, for purposes of determining vacation and severance benefits), service with the Company and its Subsidiaries (or predecessor employers to the extent the Company provides past service credit) shall be treated as service with Parent and its Subsidiaries. Each applicable Parent Plan shall waive eligibility waiting periods and pre-existing condition limitations to the extent permitted by applicable Law and the terms of the applicable Parent Plan and waived or not included under the corresponding Benefit Plan or Foreign Benefit Plan. Parent agrees to use commercially reasonable efforts to give or cause its Subsidiaries (including the Surviving Corporation) to give the Employees credit under the applicable Parent Plan for amounts paid prior to the Effective Time during the calendar year in which the Effective Time occurs under a corresponding Benefit Plan or Foreign Benefit Plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Plan to the extent permitted by applicable Law and the terms of the applicable Parent Plan and subject to the approval of the relevant insurer (but not including with respect to exclusions, maximums or waiting periods that have not been satisfied as of the Closing Date or those under insured plans that shall not be credited, waived or otherwise applicable by the respective insurer).

(d) The parties hereto acknowledge and agree that all provisions contained in this Section 6.5 with respect to employees of the Company and its Subsidiaries are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other Person, including employees, former employees, any participant or any beneficiary thereof in any Benefit Plan, Foreign Benefit Plan or Parent Plans or (ii) to continued employment with the Company and its Subsidiaries, Parent or the Surviving Corporation or their Subsidiaries. Notwithstanding anything in this Section 6.5 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Benefit Plan or Foreign Benefit Plan or any other employee benefit plans of the Company, any Subsidiary or the Company or Parent or prohibits Parent or any of its Subsidiaries, including the Surviving Corporation, from amending or terminating any employee benefit plan.

(e) With respect to the annual cash incentive awards for fiscal year 2016, Parent shall, or shall cause the Surviving Corporation to, pay out such awards in the ordinary course of business consistent with past practice based upon actual performance and prorated through the Closing Date; provided, that in the event an Employee’s employment is terminated by the Surviving Corporation other than for grounds constituting “cause”, as defined in Section 6.1(b)(xvii) of the Company Disclosure Schedule, such bonus shall be paid no later than thirty (30) days following such termination.

Section 6.6 Publicity. The initial press release by each of Parent and the Company with respect to the execution of this Agreement shall be acceptable to Parent and the Company. Thereafter, neither the Company nor Parent (nor any of their respective Affiliates) shall issue any other press release or make any other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior review and approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed), except as may be required by Law or by any listing agreement with a national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its commercially reasonable efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement; provided that the Company will no longer be required to obtain the prior approval of or consult with Parent in connection with any such press release or public announcement if the Company’s board of directors has effected a Company Change of Recommendation or in connection with any such press release or public announcement pursuant to Section 6.3(f); provided, further, that Parent will no longer be required to obtain the prior approval of or consult with the Company in connection with any such press release or public announcement if Parent’s board of directors has effected a Parent Change of Recommendation or in connection with any such press release or public announcement pursuant to Section 6.4(f).

Section 6.7 Directors’ and Officers’ Insurance and Indemnification.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless the individuals who at any time prior to the Effective Time were directors or officers of the Company or any of their respective present or former Subsidiaries (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities in connection with actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted by Law and by the bylaws of the Company and the Surviving Corporation, and the Surviving Corporation shall, Parent shall cause the Surviving Corporation to, promptly advance expenses as incurred to the fullest extent permitted by Law and the bylaws of the Company and the Surviving Corporation. After the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) fulfill and honor to the maximum extent permitted by applicable Law, all rights to exculpation or indemnification for acts or omissions occurring prior to the Effective Time existing as of the Effective Time in favor of directors and officers of the Company, its Subsidiaries or any of their predecessors in their capacity as officers or directors and the heirs, executors, trustees, fiduciaries and administrators of such officer or director (each, a “D&O Indemnitee”), as provided in the Company’s or the applicable Subsidiaries’ respective certificate of incorporation and bylaws (or comparable organizational or governing documents) or in any agreement between such D&O Indemnitee, on one hand, and the Company or its Subsidiaries, on the other hand, in effect as of the date hereof. After the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) fulfill and honor their respective obligations under this Section 6.7(a).

(b) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current D&O Insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies; provided, however, that the Company shall not, and Parent shall not be required to cause the Surviving Corporation to, pay an annual premium for the D&O Insurance in excess of 300% of the annual premium currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Company shall obtain a policy with the greatest coverage reasonably available, with respect to matters occurring at or prior to the Effective Time, for a cost not exceeding such amount. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Corporation shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date of this Agreement with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current D&O Insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies, or (ii) Parent will cause the Surviving Corporation to provide, for a period of not less than six (6) years after the Effective Time, the D&O Indemnitees who are insured under the Company’s D&O Insurance with comparable D&O Insurance that provides coverage for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current D&O Insurance carrier, that is no less favorable than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best coverage reasonably available; provided, however, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage reasonably available, with respect to matters occurring at or prior to the Effective Time, for a cost not exceeding such amount.

(c) This Section 6.7 is intended to benefit the Indemnified Parties and the D&O Indemnitees, and shall be binding on all successors and assigns of Parent, Merger Sub, the Company and the Surviving Corporation.

(d) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfers or conveys a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors, assigns and transferees of Parent or the Surviving Corporation or their respective successors or assigns, as the case may be, assume their respective obligations set forth in this Section 6.7.

Section 6.8 Company Stockholder Meeting; Parent Stockholder Meeting; Proxy Statement/Prospectus Registration Statement.

(a) So long as the Company’s board of directors shall not have effected a Company Change of Recommendation, the Company shall take all action necessary in accordance with applicable Law, its organizational documents and Nasdaq Rules to call, give notice of, establish a record date for, convene and hold a meeting of its stockholders (including any adjournment or postponement thereof, the “Company Stockholder Meeting”), as soon as reasonably practicable following the date hereof (but in any event, no later than forty-five (45) days after the declaration of effectiveness of the Registration Statement) for the purpose of obtaining the Company Stockholder Approval; provided that the Company may postpone or adjourn the Company Stockholder Meeting only if and to the extent the Company’s board of directors or any committee thereof determines in good faith, after consultation with its outside legal counsel and Parent, that (i) the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law or a written request from the SEC or its staff and the Company uses its reasonable best efforts to hold or resume the Company Stockholder Meeting as soon as practical or (ii) it is required by applicable Law to postpone or adjourn the Company Stockholder Meeting to give its stockholders sufficient time to evaluate any information or disclosure that the Company has sent to its stockholders; provided, further that (A) nothing in clauses (i) or (ii) shall permit any postponement or adjournment to a date on or after thirty (30) Business Days prior to the Termination Date and (B) subject to the foregoing clause (A), the Company shall be permitted to postpone or adjourn the Company Stockholder Meeting pursuant to clauses (i) or (ii) only once and only for up to fifteen (15) Business Days.

(b) So long as Parent’s board of directors shall not have effected a Parent Change of Recommendation and the Unis Investment has not closed, Parent shall take all action necessary in accordance with applicable Law, its organizational documents and Nasdaq Rules to call, give notice of, establish a record date for, convene and hold a meeting of its stockholders (including any adjournment or postponement thereof, the “Parent Stockholder Meeting”), as soon as reasonably practicable following the date hereof (but in any event, no later than forty-five (45) days after the declaration of effectiveness of the Registration Statement) for the purpose of obtaining the Parent Stockholder Approval; provided that Parent may postpone or adjourn the Parent Stockholder Meeting only if and to the extent Parent’s board of directors or any committee thereof determines in good faith, after consultation with its outside legal counsel and the Company, that (i) Parent is required to postpone or adjourn the Parent Stockholder Meeting by applicable Law or a written request from the SEC or its staff and Parent uses its reasonable best efforts to hold or resume the Parent Stockholder Meeting as soon as practical or (ii) it is required by applicable Law to postpone or adjourn the Parent Stockholder Meeting to give its stockholders sufficient time to evaluate any information or disclosure that Parent has sent to its stockholders; provided, further that (A) nothing in clauses (i) or (ii) shall permit any postponement or adjournment to a date on or after thirty (30) Business Days prior to the Termination Date and (B) subject to the foregoing clause (A), Parent shall be permitted to postpone or adjourn the Parent Stockholder Meeting pursuant to clause (i) or (ii) only once and only for up to fifteen (15) Business Days.

(c) As promptly as practicable after the execution of this Agreement but, in any event, no later than thirty-five (35) Business Days following the date of this Agreement (i) the Company and Parent shall prepare and file with the SEC the Proxy Statement/Prospectus and (ii) Parent shall prepare and file with the SEC the Registration Statement (in which the Proxy Statement/Prospectus will be included) in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger and (iii) the Company shall furnish the information required to be provided to its stockholders pursuant to the DGCL and the Exchange Act. Parent and the Company shall provide each other with any information which may be reasonably required by clauses (i) through (iii) of the foregoing. Subject to Section 6.3, the Proxy Statement/Prospectus shall include (A) a statement to the effect that the board of directors of the Company has determined that this Agreement and the Merger are fair to, advisable and in the best interest of the Company’s Stockholders and (B) the recommendation of the board of directors of the Company in favor of approval and adoption of this Agreement. Subject to Section 6.4, and for so long as the Unis Investment has not closed, the Proxy Statement/Prospectus shall include (1) a statement to the effect that the board of directors of Parent has determined that this Agreement and the Merger are fair to, advisable and in the best interest of the Company’s Stockholders and (2) the recommendation of the board of directors of Parent in favor of approval of the Share Issuance. Parent shall use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after such filing (including by responding to comments of the SEC), and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby, and, prior to the effective date of the Registration Statement, Parent shall take all action reasonably required to be taken under all necessary state securities Laws or “blue sky” notice requirements in connection with the issuance of shares of Parent Common Stock as part of the Merger Consideration. Each of Parent and the Company will respond promptly to any comments from the SEC. Each of Parent and the Company will notify the other promptly upon the receipt of any comments or requests from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Registration Statement or the Proxy Statement/Prospectus, and Parent shall notify the Company promptly of the time when the Registration Statement has become effective. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement, Parent or the Company, as the case may be, will promptly inform the other of such occurrence and reasonably cooperate in filing with the SEC or its staff, or mailing to stockholders of the Company and stockholders of Parent, as applicable, such amendment or supplement. Each party shall reasonably cooperate and provide the other (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement and Proxy Statement/Prospectus prior to filing such with the SEC, and will provide each other with a copy of all such filings made with the SEC. The Proxy Statement/Prospectus shall include the recommendation of the Company’s board of directors (unless there has been a Company Change of Recommendation) that the Company’s stockholders approve this Agreement and unless and until the Unis Closing Date has occurred, the recommendation of Parent’s board of directors (unless there has been a Parent Change of Recommendation) that Parent’s stockholders approve the Share Issuance.

(d) The Company agrees that none of the information supplied or to be supplied by or on behalf of the Company or its Subsidiaries for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company agrees that none of the information supplied or to be supplied by or on behalf of the Company or its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement/Prospectus, will, at the time the Proxy Statement/Prospectus or any amendment thereof or supplement thereto is first mailed to the stockholders of the Company and the stockholders of Parent, respectively, and at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Company Stockholder Meeting or the Parent Stockholder Meeting any fact or event relating to the Company or any of its Affiliates that should be set forth in an amendment or supplement to the Proxy Statement/Prospectus should be discovered by the Company or should occur, the Company shall, promptly after becoming aware thereof, inform Parent of such fact or event. Notwithstanding the foregoing, no representation, warranty or covenant is made by the Company with respect to statements made or incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein. The Company agrees that the Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(e) Each of Parent and Merger Sub agrees that none of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of Parent and Merger Sub agrees that none of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement/Prospectus, will, at the time the Proxy Statement/Prospectus or any amendment thereof or supplement thereto is first mailed to the stockholders of the Company and the stockholders of Parent, respectively, and at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Company Stockholder Meeting or the Parent Stockholder Meeting any fact or event relating to Parent or Merger Sub or any of their Affiliates that should be set forth in an amendment or supplement to the Proxy Statement/Prospectus should be discovered by Parent or should occur, Parent shall, promptly after becoming aware thereof, inform the Company of such fact or event. Notwithstanding the foregoing, no representation, warranty or covenant is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus based on information supplied by the Company for inclusion or incorporation by reference therein. Parent agrees that the Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

Section 6.9 Reasonable Best Efforts.

(a) Notwithstanding anything in this Agreement to the contrary, the parties hereto agree to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and to make all other filings required by any other applicable Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable and in any event prior to the expiration of any applicable legal deadline (provided that the submission or filing (i) of a Notification and Report Form pursuant to the HSR Act will be made within fifteen (15) Business Days of the date of this Agreement, (ii) the draft Form CO with the European Commission shall be made as soon as practicable and no later than within forty-five (45) calendar days of the date of this Agreement, and in that regard the Company shall provide to Parent all information and documentary materials required by the applicable Form CO and/or reasonably requested by Parent in connection with the draft Form CO as promptly as practicable and unless otherwise agreed by the parties no later than within five (5) Business Days after the date hereof and (iii) for any other applicable Antitrust Laws will be made (with the relevant notification forms or a draft thereof for jurisdictions where submission of a draft prior to formal notification is appropriate) within forty five (45) calendar days of the date of this Agreement and provided, further, that in the case of clause (iii), if a party is not prepared to file within such period, such party’s senior executives shall discuss the reasons for the failure to meet such deadlines with the senior executives from the other party) and to supply as promptly as practicable any additional information and documentary material that may be required or reasonably requested in connection with any Antitrust Law. Parent shall have the right to direct, lead and make final decisions regarding (A) all communications with any Governmental Entity and (B) timing and strategy with respect to all consents, clearances and approvals required under or in connection with to the HSR Act and any other Antitrust Laws in connection with the transactions contemplated hereby, subject to prior consultation with, and good faith consideration of the views of, the Company. Without limiting the foregoing, the parties agree to (1) give each other reasonable advance notice of all meetings with any Governmental Entity relating to any Antitrust Laws, (2) give each other an opportunity to participate in each of such meetings, (3) to the extent practicable, give each other reasonable advance notice of all substantive oral communications with any Governmental Entity relating to any Antitrust Laws, (4) if any Governmental Entity initiates a substantive oral communication regarding any Antitrust Laws, promptly notify the other party of the substance of such communication, (5) provide each other with a reasonable advance opportunity to review and comment upon all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Entity regarding any Antitrust Laws and (6) provide each other with copies of all substantive written communications to or from any Governmental Entity relating to any Antitrust Laws. Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis if appropriate. Notwithstanding anything in this Agreement to the contrary, Parent and the Company each agree to use their respective reasonable best efforts to enable the expiration of all waiting periods, and to obtain any consents, clearances, or approvals required, under or in connection with the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act and any other federal, state, or foreign law, regulation, or decree designed to prohibit, restrict, or regulate acquisitions that may substantially limit competition, monopolization, or restraints of trade (collectively “Antitrust Laws”), including by: (x) promptly complying with or modifying any requests for additional information by any Governmental Entity, (y) contesting, defending, and appealing any threatened or pending preliminary or permanent injunction or other order, decree, or ruling or statute, rule, regulation, or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby, and (z) if necessary to obtain clearance by any Governmental Entity before the Termination Date (subject to Parent’s right to direct the antitrust process in the second sentence of this Section 6.9(a)) offering, negotiating, committing to, and effecting the sale, divestiture, license, hold separate, or other disposition of share capital, assets, rights (including intellectual property rights), technology, products, or businesses (collectively, “Assets”) of Parent, the Company and their respective Subsidiaries and any other restrictions on or requirements applicable to the activities of Parent, the Company and their respective Subsidiaries, in each case only to the extent consistent with and required by the obligation to use reasonable best efforts; provided that in no event shall Parent be required to agree to the divestiture of any Assets other than Assets of the Company and its Subsidiaries that collectively generated revenues for the year ended December 29, 2013, not in excess of $250 million in the aggregate; provided, further, that the Company shall not and shall cause its Subsidiaries not to take any of the actions in clause (z) without the prior written consent of Parent.

(b) Subject to the terms hereof, and except with regard to the Antitrust Laws and the DPA which shall be governed by Section 6.9(a) and Section 6.20, the Company, Parent and Merger Sub shall, and Parent and the Company shall cause their respective Subsidiaries to, each use their reasonable best efforts to:

(i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as reasonably practicable;

(ii) obtain from any Governmental Entity or any other Third Party any consents, licenses, permits, waivers, approvals, authorizations, or orders and send any notices, in each case, which are required to be obtained, made or sent by the Company or Parent or any of their respective Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; provided that in connection therewith none of the Company or its Subsidiaries will be required to (nor, without the prior written consent of Parent, will) make or agree to make any payment or accept any material conditions or obligations, including amendments to existing conditions and obligations;

(iii) as promptly as practicable, make all necessary filings and notifications, and thereafter make any other required submissions and applications with respect to this Agreement and the Merger required under any applicable Law; and

(iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

The Company and Parent shall cooperate with each other in connection with the making of all such filings, submissions, applications and requests. The Company and Parent shall each use their reasonable best efforts to furnish to each other (on an outside counsel basis if appropriate) all information required for any filing, submission, application or request to be made pursuant to the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Parent and the Company agree that nothing contained in this Section 6.9(b) shall modify, limit or otherwise affect their respective rights and responsibilities under Section 6.9(a).

(c) During the period from the date of this Agreement until the Effective Time (except (i) as may be required by Law, (ii) with the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld, delayed or conditioned or (iii) as contemplated or permitted by this Agreement), none of Parent, the Company, or any of their respective Subsidiaries will acquire, or agree to acquire, any corporation, partnership or other business organization or equity interest therein or division thereof (whether by merger, amalgamation, consolidation or other business combination, sale of assets, sale of share capital, tender offer or exchange offer or similar transaction) or to undertake any joint venture or other business combination transaction that would reasonably be expected to (A) cause any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of the Merger, in connection with, or in compliance with, the HSR Act and other Antitrust Laws or, if applicable, CFIUS, or the expiration or termination of any applicable waiting period thereof, or (B) otherwise materially delay, prevent or impede the consummation of the Merger and the other transactions contemplated hereby.

Section 6.10 401(k) Plans. The board of directors of the Company (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate any 401(k) plans maintained by the Company or any of its Subsidiaries (collectively, the “Company 401(k) Plans”), effective as of the day prior to the Closing Date. The Company shall provide Parent with a reasonable opportunity to review and comment, in advance of any adoption or corporate action, on any such resolutions or corporation actions. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plans, the assets thereof shall be distributed to the participants, and Parent shall, to the extent permitted by Parent’s applicable 401(k) plan (the “Parent 401(k) Plan”), permit eligible Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash, in an amount equal to the full account balance distributed to such Employees from the Company 401(k) Plans to the Parent 401(k) Plan.

Section 6.11 ESPPs. ESPPs shall continue to be operated in accordance with their terms and past practice; provided that immediately prior to the Closing all outstanding purchase rights for the Purchase Interval (as defined in the ESPPs) then in effect will be automatically exercised by applying all participant payroll deductions to the purchase of whole shares of Company Common Stock at a price determined pursuant to Section VII.I of each of the ESPPs. The Company shall use its best efforts to notify each participant in writing, at least ten (10) days prior to the Closing Date, and participants shall have the right, following such notice, to terminate their purchase rights prior to the Closing Date.

Section 6.12 Section 16 Matters. Prior to the Effective Time, the board of directors of the Company, or an appropriate committee of non-employee directors, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition of Company Common Stock, Company Stock Options and Company Restricted Stock Units pursuant to this Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act shall be an exempt transaction for purposes of Section 16 of the Exchange Act. Prior to the Effective Time, the board of directors of Parent, or an appropriate committee of non-employee directors, shall adopt a resolution consistent with the interpretative guidance of the SEC so that the acquisition of Converted Parent Options and Converted RSUs pursuant to this Agreement by any officer or director of the Company who may become a covered person for purposes of Section 16 of the Exchange Act shall be an exempt transaction for purposes of Section 16 of the Exchange Act. Each of the parties hereto shall provide the other party with a reasonable opportunity to review and comment, in advance of any adoption, on any such resolution.

Section 6.13 Filing of Form S-8; Listing of Additional Shares. Parent agrees to file to the extent necessary or required no later than five (5) Business Days following the Effective Time a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock issuable with respect to Converted RSUs and Converted Parent Options and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Converted RSUs and Converted Parent Options assumed in accordance with this Agreement remain outstanding. Parent shall also use its commercially reasonable efforts to take any action required to be taken by it under any applicable state securities Laws in connection with the conversion of the Company Stock Options into Converted Parent Options and the conversion of the Company Restricted Stock Units into Converted RSUs and under the Laws of the State of Delaware and Parent’s certificate of incorporation in order to duly authorize the grant of such rights to subscribe for shares in its share capital and the Company shall furnish to Parent any information concerning the Company and holders of the Company Restricted Stock Units and the Company Stock Options as may be reasonably requested by Parent in connection with any such action.

Section 6.14 [RESERVED].

Section 6.15 Notification of Certain Matters. The Company shall promptly notify Parent in writing, and Parent shall promptly notify the Company in writing, of (a) any written communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Merger and the transactions contemplated hereby, (b) any written communication to or from any Governmental Entity in connection with the Merger and the transactions contemplated hereby (other than such communications contemplated by Section 6.9, which shall be governed by such Section) or (c) any actions, claims, suits or proceedings commenced or, to the Knowledge of the Company or Parent, as applicable, threatened against the Company or any of its Subsidiaries (in the case of the Company) or Parent or any of its Subsidiaries (in the case of Parent) that are related to the Merger or the transactions contemplated hereby (including any transaction litigation brought by a stockholder of the Company or Parent, as applicable).

Section 6.16 Obligations of Merger Sub. Parent shall cause Merger Sub to perform when due its obligations under this Agreement and to consummate the Merger pursuant to the terms and subject to the conditions set forth in this Agreement.

Section 6.17 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued as part of the Merger Consideration to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

Section 6.18 Financing. Subject to the terms and conditions of this Agreement, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary to arrange and obtain the Debt Financing on the terms and conditions described in the Debt

Commitment Letter pursuant to the terms thereof (including, as necessary, any “market flex” provisions related thereto). In furtherance and not in limitation of the foregoing:

(a) Parent shall not permit any amendment, supplement, replacement or modification to be made to, or any waiver of any provision under, the Debt Commitment Letter without the consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) if such amendment, supplement, replacement, modification or waiver (i) reduces (or could reasonably be expected to have the effect of reducing) the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid) or original issue discount (unless (A) the Debt Financing is increased by a corresponding amount or (B) the Company, Parent or Merger Sub have a corresponding amount of available cash on hand (including from the issuance of any equity or equity linked security) such that the representation set forth in Section 5.10 will still be true and correct) or (ii) imposes new or additional conditions to the initial funding or otherwise expands, amends or modifies any of the conditions to the receipt of the Debt Financing, or otherwise expands, amends or modifies any other provision of the Debt Commitment Letter, in a manner that would reasonably be expected to (A) delay (taking into account the Marketing Period) or prevent or make less likely the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date or (B) adversely impact the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter or the definitive agreements with respect thereto, in each case, relating to the funding thereunder (provided, that Parent may (1) amend the Debt Commitment Letter to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities and (2) implement or exercise the “flex” provisions contained in one or more fee letters related to the Debt Financing). Parent shall promptly deliver to the Company true and complete copies of any such amendment, modification or replacement. For purposes of this Section 6.18(a), references to “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted to be amended or modified by this Section 6.18(a) and references to “Debt Financing” or “Debt Commitment Letter” shall include such documents as permitted to be amended or modified by this Section 6.18(a).

(b) Parent shall use its reasonable best efforts (i) to maintain in effect the Debt Commitment Letter except to the extent (x) there is a reduction of commitments in respect of the Debt Financing in an amount equal to the gross cash proceeds received by Parent or any of its domestic subsidiaries from the issuance of debt securities or incurrence of loans in accordance with the terms of the Debt Commitment Letter and (y) any of the commitments under the Debt Commitment Letter are replaced with definitive Debt Financing Agreements (any such commitment reduction, a “Permitted Debt Commitment Letter Reduction”), (ii) to negotiate and enter into definitive agreements with respect to the Debt Commitment Letter (the “Debt Financing Agreements”) on the terms and conditions contained in the Debt Commitment Letter (including, as necessary, any “market flex” provisions related thereto), (iii) to satisfy (or, if deemed advisable by Parent, obtain the waiver of) on a timely basis (taking into account the expected timing of the Marketing Period) all conditions to receipt of the amount of the Debt Financing necessary to pay the aggregate amount of the aggregate Cash Consideration at the Closing that are within its control (but excluding any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish information as required under Section 6.19 or the Company’s breach of any of its other obligations under Section 6.19) and, upon satisfaction of the conditions set forth in the Debt Commitment Letter, to consummate the Debt Financing at or prior to the Closing, (iv) to enforce its rights under the Debt Commitment Letter, including to cause the Financing Sources to fund on the Closing Date the Debt Financing and (v) to comply with its obligations under the Debt Commitment Letter. In each case promptly upon the Company’s request, Parent shall keep the Company informed in reasonable detail of the status of its efforts to arrange the Debt Financing and promptly provide to the Company at its request copies of all substantially final drafts and executed definitive agreements for the Debt Financing.

(c) Parent agrees to notify the Company reasonably promptly, and in any event within three (3) Business Days, if at any time prior to the Closing Date (i) the Debt Commitment Letter is terminated for any reason, (ii) Parent becomes aware of any breach or default by any party to the Debt Commitment Letter or any Debt Financing Agreement, (iii) a counterparty indicates in writing that it will not provide, or it refuses to provide, all or any portion of the Debt Financing contemplated by the Debt Commitment Letter on the terms set forth in the Debt Commitment Letter, (iv) Parent receives any written notice or other written communication from any Person with respect to any actual breach, default, termination or repudiation by any party to any Debt Commitment Letter or any Debt Financing Agreement or (v) Parent determines in good faith that it will not be able to obtain all or any portion of the Debt Financing necessary to pay the aggregate Alternate Cash Consideration or Base Cash Consideration, as applicable; provided, that in no event will Parent be under any obligation to disclose any information shared among Parent and its professional advisors in connection with matters contemplated by the foregoing clauses (i) through (iv) that is subject to attorney-client or similar privilege if Parent shall have used its reasonable best efforts to disclose such information in a manner that would not waive such privilege. Without limiting Parent’s other obligations under this Section 6.18, if the commitments with respect to all or any portion of the Debt Financing expire or are terminated (other than as a result of a Permitted Debt Commitment Letter Reduction) or all or any portion of the Debt Financing otherwise becomes unavailable, then Parent shall (i) promptly notify the Company of such event and the reasons therefor, (ii) use reasonable best efforts to obtain alternative financing from the same or alternative financing sources in an amount sufficient to pay all amounts required to paid in connection with the transactions contemplated by this Agreement, as promptly as practicable following the occurrence of such event (the “Alternative Debt Financing”), and (iii) obtain, and when obtained, provide the Company with a true, correct and complete copy of each alternative financing commitment in respect of such Alternative Debt Financing (each, a “New Debt Commitment Letter”), together with all related fee letters (solely in the case of the fee letters, with only (A) the fee amounts, yield or interest rate caps, and original issue discount amounts and (B) “flex”, “securities” demand terms, other economic terms and other commercially sensitive terms, in each case under this clause (B) that are confidential and do not adversely affect the enforceability, availability or conditionality of or the aggregate amount of net proceeds available under such financing, contained therein redacted). In the event any New Debt Commitment Letter is obtained, (i) any reference in this Agreement to the “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as modified pursuant to clause (ii) below, (ii) any reference in this Agreement to the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter which is not superseded by a New Debt Commitment Letter at the time in question and each New Debt Commitment Letter to the extent then in effect, and (iii) any reference in this Agreement to “fee letter” shall be deemed to include any fee letter relating to the Debt Commitment Letter that is not superseded by any New Debt Commitment Letter at the time in question and each New Debt Commitment Letter to the extent then in effect.

(d) Notwithstanding any other provision in this Agreement, Parent may substitute the net cash proceeds received by Parent after the date hereof and prior to the Closing from consummated debt offerings or other incurrences of debt (including unsecured notes) for all or any portion of the Debt Financing by reducing commitments under the Debt Commitment Letter; provided, that (i) to the extent any such debt has a scheduled special or mandatory redemption right, such right is not exercisable prior to the earlier of the consummation of the transactions contemplated by this Agreement on the Closing Date, the termination of this Agreement or the Termination Date as applicable (as it may be extended in accordance with Section 8.1(b)(i)), (ii) such offering or other incurrence of debt does not result in a breach or default under, or violation of, the Debt Commitment Letter (to the extent it remains in effect following such substitution), (iii) the aggregate amount of the Debt Financing committed under the Debt Commitment Letter following such reduction, together with other cash and cash equivalents available to Parent, is sufficient to pay all amounts required to be paid in connection with the transactions contemplated by this Agreement, and (iv) the proceeds of such debt offerings or other incurrences have been received by Parent or a wholly-owned subsidiary of Parent in cash (any such debt financing which satisfies the foregoing clauses (i), (ii), (iii) and (iv), the “Replacement Debt”). Parent shall promptly notify the Company of such substitution and reduction and promptly provide to the Company true, correct and complete copies of each amendment or modification to the Debt Commitment Letter relating thereto and the definitive documentation in respect of such consummated debt offering or other incurrences of debt (provided that solely in the case of any fee letters, (A) the fee amounts, yield or interest rate caps, and original issue discount amounts and (B) “flex”, “securities” demand terms, other economic terms and other commercially sensitive terms, in each case under this clause (B) that are confidential and do not adversely affect the enforceability, availability or conditionality of or the aggregate amount of net proceeds available under such financing, contained therein may be redacted). Further, Parent may substitute commitments in respect of other debt financing for all or any portion of the Debt Financing from the same and/or alternative bona fide Third Party financing sources so long as (i) all conditions precedent to effectiveness of definitive documentation for such debt financing have been satisfied and the conditions precedent to funding of such debt financing are no less favorable to the Company than the conditions precedent set forth in Section 5 of and Annex V to the Debt Commitment Letter, (ii) such substitution would not reasonably be expected to delay or prevent or make less likely the funding of the Debt Financing or such other debt financing on the Closing Date, and (iii) prior to funding of any loans thereunder, the commitments in respect of such debt financing are subject to restrictions on assignment that are in the aggregate substantially equivalent to or more favorable to the Company than the corresponding restrictions set forth in the Debt Commitment Letter (any such debt financing which satisfies the foregoing clauses (i), (ii) and (iii), the “Replacement Commitments”, and together with any Replacement Debt, the “Replacement Financing”; the definitive documentation for any such Replacement Financing, the “Replacement Financing Documents” and any commitment letter in respect of any such Replacement Financing, the “Replacement Financing Commitment Letter”); provided that (A) such Replacement Financing does not result in a breach or default under, or violation of, the Debt Commitment Letter (to the extent it remains in effect following such substitution), (B) the aggregate amount of the debt financing committed under the Debt Commitment Letter following such substitution and committed under any Replacement Financing Commitment Letter, together with other cash and cash equivalents available to Parent, is sufficient to pay all amounts required to be paid in connection with the transactions contemplated by this Agreement. Parent shall promptly provide the Company true, correct and complete copies of each such amendment or modification to the Debt Commitment Letter relating thereto and the Replacement Financing Documents and any Replacement Financing Commitment Letter (and drafts thereof shall be made available to the Company prior to any such substitution) (provided that solely in the case of any fee letters, (x) the fee amounts, yield or interest rate caps, and original issue discount amounts and (y) “flex”, “securities” demand terms, other economic terms and other commercially sensitive terms, in each case under this clause (y) that are confidential and do not adversely affect the enforceability, availability or conditionality of or the aggregate amount of net proceeds available under such financing, contained therein may be redacted). In the event Replacement Financing is obtained, (i) any reference in this Agreement to the “Debt Financing” shall include the Replacement Debt and any debt financing contemplated by the Debt Commitment Letter as modified pursuant to clause (ii) below, as applicable, (ii) any reference in this Agreement to the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter which is not superseded by a Replacement Financing Commitment Letter at the time in question and each Replacement Financing Commitment Letter to the extent then in effect, and (iii) any reference in this Agreement to “fee letter” shall be deemed to include any fee letter relating to the Debt Commitment Letter that is not superseded by any Replacement Financing Commitment Letter at the time in question and each Replacement Financing Commitment Letter to the extent then in effect.

(e) Notwithstanding anything to the contrary contained herein, Parent’s obligations under this Agreement are not subject to a condition regarding Parent’s or any of its Affiliates’ obtaining funds to consummate the Merger and the transactions contemplated by this Agreement, including any payments (if any) required to be made in connection with the transactions contemplated by this Agreement to any holder of the convertible senior notes issued under the Company Indentures in accordance with the terms of the Company Indentures.

Section 6.19 Financing Cooperation.

(a) Subject to Section 6.19(b), (c) and (d), prior to the Closing Date, the Company shall use reasonable best efforts to provide, and shall use reasonable best efforts to cause its Subsidiaries and Representatives to provide, to Parent all cooperation reasonably requested by Parent in connection with the Debt Financing, including:

(i) (A) making senior management and (if necessary and appropriate) Representatives of the Company and its Subsidiaries available to participate in a reasonable number of meetings (including one-on-one meetings or conference calls with parties acting as agents or arrangers for, and prospective lenders of, the Debt Financing for the transactions contemplated by this Agreement), presentations, road shows, due diligence sessions, drafting sessions, meetings with prospective lenders and sessions with rating agencies and reasonably cooperating with the marketing or solicitation efforts of Parent or its Financing Sources, in each case as reasonably requested by Parent and reasonably required in connection with the Debt Financing, and (B) reasonably assisting with the preparation of customary materials for rating agency presentations, lender and investor presentations, road show presentations, offering memoranda, registration statements, private placement memoranda, prospectuses, bank information memoranda (including, to the extent necessary, an additional bank information memorandum that does not include material non-public information) and similar documents required in connection with the Debt Financing, in each case, as may be reasonably requested by Parent (the documents referred to in this clause (B), collectively, “Syndication and Offering Materials”);

(ii) preparing and furnishing to Parent the Financing Information and all other pertinent information and disclosures regarding the Company and its Subsidiaries as may be reasonably requested by Parent and necessary to permit the consummation of the Debt Financing;

(iii) reasonably cooperating with Parent in the preparation of customary pro forma financial statements to be included in Syndication and Offering Materials, provided that Parent shall be responsible for the preparation of such pro forma financial statements and pro forma adjustments giving effect to the Merger and the other transactions contemplated herein;

(iv) instructing the Company’s independent auditors to cooperate with the Debt Financing consistent with their customary practice including by (A) participating in a reasonable number of drafting sessions and customary assistance with the due diligence activities of Parent and the Financing Sources (including by participating in a reasonable number of accounting due diligence sessions) and (B)(1) permitting the use of their audit opinion in customary offering documents relating to the Debt Financing in which audited financial statements of the Company and its Subsidiaries are included, including, in the event that the Debt Financing includes a registered offering of debt securities by Parent or a wholly-owned subsidiary of Parent, delivering customary consents of such independent accountants of the Company and its Subsidiaries for use of their audit opinion in such registration statement, and (2) delivering drafts of customary “comfort” letters of independent accountants of the Company and its Subsidiaries (which shall include customary “negative assurance” comfort), which such accountants would be prepared to issue at the time of pricing and at closing of an offering of debt securities that is part of the Debt Financing, upon completion of customary procedures, in each case, as necessary and customary for financings similar to the Debt Financing; and

(v) to the extent reasonably requested by Parent in connection with the Debt Financing, (A) assisting in the preparation of, and execution and delivery of, any customary credit agreements, pledge and security documents, guarantees, indentures, purchase agreements, and other customary definitive documentation, customary closing certificates and related deliverables relating to the Debt Financing, and other certificates or documents as may be reasonably requested by Parent, (B) reasonably facilitating the granting of a security interest (and perfection thereof) in collateral, guarantees, mortgages and other definitive financing documents including title insurance and title affidavits and assisting with the execution, preparation and delivery of original stock certificates (or local equivalents) and other certificated securities that are pledged under the Debt Financing and original stock powers executed in blank (or local equivalents) to the parties to the Debt Financing (including providing copies thereof prior to the Closing Date, provided that no pledge should be effective until the Closing and the delivery of any such original stock certificates and other certificated securities and original stock powers shall be delivered in escrow pending release at Closing), (C) subject to the occurrence of the Effective Time, taking all corporate actions necessary to permit consummation of the Debt Financing and (D) at least five (5) Business Days prior to Closing, providing all documentation and other information about the Company that is reasonably requested by the Financing Sources and the Financing Sources reasonably determine is required by applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent requested by Parent in writing at least ten (10) Business Days prior to Closing.

(b) Parent shall promptly, upon request by the Company, reimburse the Company and its Subsidiaries, as applicable, for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or its Subsidiaries, as applicable, in connection with the cooperation of the Company and its Subsidiaries, as applicable, contemplated by this Section 6.19. Parent shall indemnify and hold harmless the Company and Subsidiaries (and their respective Representatives) (collectively, the “Financing Indemnitees”) from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith (other than historical information relating to the Company and its Subsidiaries prepared by the Company or its Subsidiaries that is provided by the Company to Parent in writing specifically for use in any Syndication and Offering Materials), in each case except to the extent such losses, damages, claims, costs or expenses arise from the bad faith, fraud or willful misconduct of the Company or its Subsidiaries, as finally determined by a court of competent jurisdiction.

(c) Notwithstanding anything in this Agreement to the contrary, (i) none of the Company nor any of its Subsidiaries or their respective directors or officers or other Representatives shall be required to take any action that would (A) unreasonably interfere with the ongoing operations of the Company or its Subsidiaries, (B) cause any covenant, representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (C) require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation, in each case in connection with the Debt Financing or its cooperation in connection therewith prior to the Effective Time, (D) cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability, (E) conflict with the organizational documents of the Company or any of its Subsidiaries (in each case that are not contingent on the Effective Time) or any applicable Laws or (F) adopt resolutions or execute consents to approve or authorize the Debt Financing or any supplemental indentures or other documentation referred to in Section 6.22(a); provided that this clause (F) shall not prohibit the adoption or execution of any resolutions or consents effective no earlier than the Effective Time by any persons that shall remain or will become officers or directors of the Company or any of its Subsidiaries as of the Effective Time; and (ii) any documentation executed by the Company or any of its Subsidiaries pursuant to this Section 6.19 or Section 6.22(a) shall not become effective until the Effective Time. The Company hereby consents to the reasonable use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries.

(d) All non-public or otherwise confidential information regarding the Company or any of its Affiliates and Subsidiaries obtained by Parent or its Representatives or any Financing Source pursuant to this Section 6.19 shall be kept confidential in accordance with the Confidentiality Agreement. Notwithstanding anything to the contrary in this Agreement or in any other agreement between the Company and Parent (or its Affiliates), the Company agrees that Parent and its Affiliates may share customary projections with respect to the Company and its business with the Financing Sources, and that Parent, its Affiliates and such Financing Sources may share such information with potential Financing Sources in connection with any marketing efforts in connection with the Debt Financing, provided that the recipients of such information agree to customary confidentiality arrangements and acknowledgments from such recipients of their receipt of material non-public information in compliance with applicable procedures and laws.

Section 6.20 CFIUS Approval. If the Unis Investment is a “covered transaction” for CFIUS purposes and has not been terminated, each of the parties hereto shall, and shall cause its Affiliates to, use reasonable best efforts to obtain the CFIUS Approval. Such reasonable best efforts shall include (a) engaging in prefiling discussions with CFIUS or its member agencies, (b) promptly making any draft and final filings required in connection with the CFIUS Approval in accordance with the DPA and (c) providing any information reasonably requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the transactions contemplated by this Agreement. If the Unis Investment is not a “covered transaction” for CFIUS purposes, but CFIUS requests or requires a filing with respect to the Merger contemplated by this Agreement, then each of the parties hereto shall, and shall cause its Affiliates to, use reasonable best efforts to obtain the CFIUS Approval.

Section 6.21 Title Cooperation. Parent, at its own discretion and sole expense, may, for its own behalf or as required by any Financing Source, purchase owner’s or lender’s title insurance from a nationally recognized title company with respect to any of the Owned Real Property located in the United States.

Section 6.22 Company Indentures.

(a) Prior to the Effective Time, (i) the Company shall, to the extent reasonably requested by Parent in connection with the Merger and the consummation thereof, and (ii) Parent shall, to the extent reasonably requested by the Company in connection with the Merger and the consummation thereof, each assist in the preparation of, and shall execute and deliver, any supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required in connection with the Merger and the consummation thereof, including one or more supplemental indentures, to be executed and delivered to the applicable Trustee (as defined in the applicable Company Indenture) under the applicable Company Indenture at or prior to the Effective Time and satisfactory in form and substance to such Trustee, to each Company Indenture to provide, among other things, that on and after the Effective Time, each holder of the convertible senior notes issued thereunder shall have the right to convert such convertible senior notes into the conversion consideration determined by reference to the Merger Consideration in accordance with, and subject to, the provisions of the applicable Company Indenture governing conversion of the convertible senior notes issued thereunder (including any applicable increase in the Conversion Rate (as defined in the applicable Company Indenture) thereunder in connection with the Merger).

(b) Prior to the Effective Time, the Company shall take all such actions as may be required in accordance with, and subject to, the terms of the applicable Company Indenture or under applicable Law, including the giving of any notices that may be required in connection with the Merger and any repurchases or conversions of the convertible senior notes issued under the applicable Company Indenture occurring as a result of or in connection with the transactions contemplated by this Agreement constituting a Fundamental Change. In addition, following the occurrence of any event that would require an adjustment to the Conversion Rate under any Company Indenture (including any adjustment that would require a change to such Conversion Rate of less than 1%), the Company shall promptly provide Parent an updated Section 4.20 of the Company Disclosure Schedule accurately setting out (i) the Conversion Rate for each Company Indenture and (ii) the table from each Company Indenture specifying the number of Additional Shares (as defined in the applicable Company Indenture) by which such Conversion Rate will be increased upon the occurrence of a Fundamental Change (as defined in the applicable Company Indenture), in each case, as adjusted to reflect all events that have occurred through the date on which such update is provided that would result in an adjustment pursuant to the terms of the applicable Company Indenture (including any adjustments that would require a change of less than 1% of the Conversion Rate). For the avoidance of doubt, the updated tables shall only include the effective dates from (and including) the effective date immediately preceding the date on which such update is provided.

(c) The Company shall provide Parent and its counsel reasonable opportunity to review and comment on any notices, certificates, press releases, supplemental indentures, legal opinions, officers’ certificates or other documents or instruments deliverable pursuant to or in connection with any Company Indentures prior to the dispatch or making thereof, and the Company shall promptly respond to any reasonable questions from, and reflect any reasonable comments made by, Parent or its counsel with respect thereto prior to the dispatch or making thereof.

(d) In connection with the transactions contemplated by this Agreement, in the event that Parent desires to consummate a repurchase offer or similar transaction with respect to any or all of the senior convertible notes issued under the Company Indentures (any such transaction, a “Repurchase Transaction”), each of the Company, Parent and Merger Sub shall use their respective reasonable best efforts to, and to cause their respective Subsidiaries and Representatives (and, in the case of the Company, the applicable Trustee under the applicable Company Indenture) to, cooperate with one another in good faith to permit such Repurchase Transaction to be effected on such terms, conditions and timing as reasonably requested by Parent, including if so requested by Parent, causing such Repurchase Transaction to be consummated substantially concurrently with, but not prior to, the Closing. For the avoidance of doubt, the consummation of any Repurchase Transaction shall not be a condition to Closing. In addition, Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, its Subsidiaries and their respective officers, employees, partners, members, directors and Affiliates, and each Person, if any, who controls the Company within the meaning of Section 20 of the Exchange Act, and any dealer-manager, information agent, solicitation agent, depositary or other agent or Person engaged by or on behalf of Parent or the Company (and such Person’s officers, employees, partners, members, directors and Affiliates and each other Person, if any, who controls such Person within the meaning of Section 20 of the Exchange Act) at the request of Parent in connection with any Repurchase Transaction if applicable, for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with any Repurchase Transactions, and promptly reimburse such Persons for any documented reasonable out-of-pocket costs, fees and expenses incurred in connection with any Repurchase Transaction.

(e) Capitalized terms in this Section 6.22 that are not otherwise defined in this Agreement have the meaning given them in the applicable Company Indenture. The obligations of the Company and its Subsidiaries under this Section 6.22 shall be subject to the limitations and qualifications in Section 6.19(c) (other than clauses (C) and (F) thereof) to the same extent as such Section 6.19(c) applies to the obligations of the Company and its Subsidiaries with respect to the Debt Financing.

Section 6.23 Company Bond Hedge Transactions and Company Warrants.

(a) The Company shall cooperate with Parent at Parent’s reasonable request in connection with any, and at Parent’s reasonable request shall initiate or continue, reasonable discussions or reasonable negotiations with the counterparties to the Company Bond Hedge Transactions or the Company Warrants or any of their respective Affiliates or any other Person, in each case, to the extent such Affiliate or other Person expressly represents the interests of the counterparties to the Company Bond Hedge Transactions or the Company Warrants or is empowered to make any determinations, adjustments or computations under the Company Bond Hedge Transactions or Company Warrants (any such counterparty, Affiliate or Person, a “Bond Hedge Counterparty”), with respect to any determination, adjustment or computation in connection with the Company Bond Hedge Transactions or the Company Warrants, including with respect to any cash amounts or shares of Company Common Stock that may be receivable, issuable, deliverable or payable by the Company pursuant to the Company Bond Hedge Transactions or the Company Warrants (including upon termination thereof). The Company shall promptly provide Parent with any written notices or other documents received from any Bond Hedge Counterparty with respect to any determination, adjustment or computation under, or in connection with any discussions or negotiations related to, the Company Bond Hedge Transactions or Company Warrants. The Company shall not, and shall cause its Representatives not to, enter into any agreements in respect of the Company Bond Hedge Transactions or Company Warrants or make any cash payments or share deliveries with respect to the Company Bond Hedge Transactions or Company Warrants without Parent’s prior written consent, such consent not to be unreasonably withheld or delayed, and shall keep Parent fully informed of all such discussions and negotiations and shall give Parent the option to participate (or have its counsel participate) in any such discussions and negotiations. The Company shall provide Parent and its counsel reasonable opportunity to review and comment on any written response to any written notice or other document received from any Bond Hedge Counterparty with respect to any determination, adjustment or computation under, or in connection with any discussions or negotiations related to, the Company Bond Hedge Transactions or Company Warrants prior to making any such response, and the Company shall promptly respond to any reasonable questions from, and reflect any reasonable comments made by, Parent or its counsel with respect thereto prior to making any such response.

(b) Prior to the Effective Time and without limitation on the foregoing, the Company shall take all such actions as may be required in accordance with, and subject to, the terms of the applicable Company Bond Hedge Transactions and the Company Warrants, including the giving of any written notices or communication that may be required in connection with the Merger and/or any conversions of the convertible senior notes issued under the applicable Company Indentures or any adjustment to the respective Conversion Rates thereunder or occurring as a result of or in connection with the transactions contemplated by this Agreement. The Company shall provide Parent and its counsel reasonable opportunity to review and comment on any such written notice or communication prior to the dispatch or making thereof, and the Company shall promptly respond to any reasonable questions from, and reflect any reasonable comments made by, Parent or its counsel with respect thereto prior to the dispatch or making thereof.

(c) The obligations of the Company and its Subsidiaries under this Section 6.23 shall be subject to the limitations and qualifications in Section 6.19(c) (other than clauses (C) and (F) thereof) to the same extent as such Section 6.19(c) applies to the obligations of the Company and its Subsidiaries with respect to the Debt Financing.

Section 6.24 Cooperation/Integration.

(a) As promptly as practicable following the date of this Agreement, each of the Company and Parent shall, subject to applicable Law and the Company’s confidentiality obligations to third parties, designate certain Persons reasonably acceptable to the other party to serve as members of one or more joint transition teams, and shall cause such Persons to devote time to joint transition matters, including weekly meetings to discuss planning and implementation of a joint transition plan in accordance with this Section 6.24; provided, that such transition matters shall not unreasonably interfere with the performance of such Persons’ ordinary course professional responsibilities.

(b) The parties shall cooperate in implementing any joint transition plans that are agreed by the teams.

Section 6.25 Shareholder Litigation. The Company shall (a) promptly (and in any event, within twenty four (24) hours) inform Parent orally and in writing of any shareholder litigation or other action, claim, suit or proceedings brought or threatened in writing against the Company or any of its Representatives relating to the transactions contemplated by this Agreement and keep Parent fully informed on a current basis with respect to the status thereof (including by promptly furnishing to Parent and its Representatives such information relating to such shareholder litigation as such Persons may reasonably request), (b) give Parent the opportunity and right to participate in the defense of any such shareholder litigation at Parent’s sole cost and expense, including in any and all proceedings related to any such shareholder litigation and any proposed settlement or disposition thereof, and (c) not cease to defend, consent to the entry of any judgment, offer to settle, enter into any settlement or take any other material action with respect to any such shareholder litigation or action, claim, suit or proceeding without the prior written consent of Parent, which such consent shall not be unreasonably withheld, conditioned or delayed.

Section 6.26 Parent Board of Directors. Prior to the Effective Time, Parent shall take all necessary corporate actions such that, effective as of the Closing, the Chief Executive Officer of the Company shall become a member of the board of directors of Parent.

Section 6.27 Liquidation of Investments; Cash Transfers.

(a) Prior to the Closing Date, subject to compliance with applicable Law by the Company and its Subsidiaries, and subject to Section 6.1(b)(xxiii), the Company shall, and shall cause its wholly-owned Subsidiaries to use reasonable best efforts to: (i) sell for cash, with effect as of a date reasonably proximate to the Closing Date, cash and cash equivalents, short-term and long-term investments on the balance sheet of the Company and its Subsidiaries which are held by the Company or Subsidiaries of the Company and which are available for use in the United States without the payment of withholding or U.S. income Tax or are held by the Company’s Subsidiaries outside of the United States but can be repatriated to the United States without the payment of withholding or U.S. income taxes, and (ii) transfer from such Subsidiaries to the Company the proceeds of such sales, such that the Company shall (A) have available such amount of unrestricted immediately available United States dollars as Parent may reasonably request and as shall be necessary to effect the Merger and (B) consider in good faith actions to make available at the Effective Time any additional Available Cash that exceeds the Target Available Cash to the extent a specific amount of Available Cash in excess of the Target Available Cash if requested in writing by Parent at least five (5) days prior to the anticipated expiration of the Marketing Period. The Company shall, and shall cause its Representatives to, keep Parent and its Representatives reasonably informed regarding the planning and status of the sales and cash transfers and consult with Parent and its Representatives in good faith in advance on the method of completing the sales and cash transfers.

(b) The Company shall confirm in writing to Parent and provide reasonable supporting evidence of the amount of Available Cash as of the opening of business on the Closing Date.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligations of the Company, on the one hand, and Parent and Merger Sub, on the other hand, to consummate the Merger are subject to the satisfaction (or waiver by the Company, Parent and Merger Sub, if permissible under applicable Law) of the following conditions:

(a) the Company Stockholder Approval shall have been obtained;

(b) if the Unis Closing Date has not occurred or the Unis Investment has been terminated, the Parent Stockholder Approval shall have been obtained;

(c) (i) no Governmental Entity having jurisdiction over the Company, Parent or Merger Sub, any of their respective significant Subsidiaries or any of their or their respective significant Subsidiaries’ business properties or assets material to the Company and its Subsidiaries, taken as a whole or to Parent, Merger Sub and their respective Subsidiaries, taken as a whole (“Applicable Governmental Entity”) shall have issued an order, decree or ruling or taken any other material action enjoining or otherwise prohibiting consummation of the Merger substantially on the terms contemplated by this Agreement which remains in effect and (ii) no Law shall have been enacted or promulgated by any Applicable Governmental Entity that makes consummation of the Merger illegal and remains in effect;

(d) there shall not be pending by any Applicable Governmental Entity any proceeding that seeks to enjoin or otherwise prohibit consummation of the Merger;

(e) the waiting period (and any extensions thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or otherwise been terminated, and all consents, approvals or clearances set forth on Section 7.1(e) of the Company Disclosure Schedule shall have been obtained;

(f) the Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing by the SEC that have not been withdrawn;

(g) the shares of Parent Common Stock issuable in the Merger shall have been authorized for listing on Nasdaq upon official notice of issuance; and

(h) if the Unis Investment is a “covered transaction” for CFIUS purposes and the Unis Investment has not been terminated or if CFIUS has requested or required a filing with respect to the Merger, the CFIUS Approval shall have been obtained.

Section 7.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or waiver by Parent and Merger Sub) of the following further conditions:

(a) each of the representations and warranties of the Company (i) set forth in Section 4.2(a) (Capitalization) shall be true and correct except for de minimis inaccuracies as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (unless any such representation or warranty addresses matters only as of a particular date, in which event such representation or warranty shall be true and correct except for de minimis inaccuracies only as of such particular date), (ii) set forth in the first sentence of Section 4.1(a) (Organization), in Section 4.3 (Authorization; Validity of Agreement; Company Action), Section 4.22 (Vote Required), and Section 4.23 (Board Recommendation) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (unless any such representation or warranty addresses matters only as of a particular date in which event such representation or warranty shall be true and correct in all respects only as of such particular date), (iii) set forth in Section 4.7(a) (Absence of Certain Changes) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (excluding, however, clause (a) of the definition of Company Material Adverse Effect for purposes of this clause (iii)) and (iv) set forth in Article IV, other than those Sections specifically identified in clauses (i), (ii) and (iii) of this Section 7.2(a), shall be true and correct as of the date of this Agreement and as of the Closing Date (unless any such representation or warranty addresses matters only as of a particular date in which event such representation or warranty shall be true and correct only as of such particular date), except, in the case of this clause (iv), where the failure to be so true and correct (without giving effect to any limitation as to “materiality”, “Company Material Adverse Effect” or similar qualifications as set forth therein) would not constitute a Company Material Adverse Effect;

(b) the Company shall have performed or complied with in all material respects its obligations under this Agreement required to be performed or complied with by it at or prior to the Closing;

(c) Parent shall have received a certificate signed by an authorized officer of the Company, dated as of the Closing Date, to the effect that, to the knowledge of such officer, the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied; and

(d) since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing; provided that clause (a) of the definition of Company Material Adverse Effect shall be excluded from such definition for the purpose of determining the satisfaction of this Section 7.2(d).

Section 7.3 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company) of the following further conditions:

(a) each of the representations and warranties of Parent and Merger Sub (i) set forth in Section 5.2(a) (Capitalization) shall be true and correct except for de minimis inaccuracies as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (unless any such representation or warranty addresses matters only as of a particular date, in which event such representation or warranty shall be true and correct except for de minimis inaccuracies only as of such particular date), (ii) set forth in the first sentence of Section 5.1(a) (Organization), in Section 5.3 (Authorization; Validity of Agreement; Parent Action), Section 5.12 (Vote Required), Section 5.13 (Board Recommendation) shall be true and correct in all respects as of the date of this Agreement and (except for those set forth in Section 5.13(c) if the Unis Closing Date has occurred) as of the Closing Date as if made on and as of the Closing Date (unless any such representation or warranty addresses matters only as of a particular date, in which event such representation or warranty shall be true and correct in all respects only as of such particular date), (iii) set forth in Section 5.6(a) (Absence of Certain Changes) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (excluding, however, clause (a) of the definition of Parent Material Adverse Effect for purposes of this clause (iii)) (iv) set forth in Section 5.1(b), Section 5.1(c), Section 5.6(b) (as it relates to Section 6.1(b)(iii) and (v)), Section 5.9, Section 5.15, Section 5.16, Section 5.17, Section 5.18, and Section 5.19, shall be true and correct as of the date of this Agreement and as of the Closing Date (unless any such representation or warranty addresses matters only as of a particular date in which event such representation or warranty shall be true and correct only as of such particular date), except, in the case of this clause (iv), where the failure to be so true and correct (without giving effect to any limitation as to “materiality”, “Parent Material Adverse Effect” or similar qualifications as set forth therein) would not constitute a Parent Material Adverse Effect; and (v) set forth in Article V, other than those Sections specifically identified in clauses (i), (ii), (iii) and (iv) of this Section 7.3(a), shall be true and correct as of the date of this Agreement and as of the Closing Date (unless any such representation or warranty addresses matters only as of a particular date in which event such representation or warranty shall be true and correct only as of such particular date), except, in the case of this clause (v), where the failure to be so true and correct (without giving effect to any limitation as to “materiality”, “Parent Material Adverse Effect” or similar qualifications as set forth therein) would not constitute a Parent Material Adverse Effect; provided that the conditions set forth in clauses (i), (iii) and (iv) shall not apply if the Unis Closing Date has occurred;

(b) each of Parent and Merger Sub shall have performed or complied with in all material respects its obligations under this Agreement required to be performed or complied with by Parent or Merger Sub, as the case may be, at or prior to the Closing;

(c) the Company shall have received a certificate signed by an authorized officer of Parent, dated as of the Closing Date, to the effect that, to the knowledge of such officer, the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied; and

(d) since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect that is continuing; provided that clause (a) of the definition of Parent Material Adverse Effect shall be excluded from such definition for the purpose of determining the satisfaction of this Section 7.3(d).

Section 7.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other transactions contemplated by this Agreement or terminating this Agreement and abandoning the Merger and the other transactions contemplated hereby, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by a material breach of this Agreement by such party, or in the case of Parent or Merger Sub, by either Parent or Merger Sub.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Merger contemplated herein may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a) by the mutual consent of the Company and Parent;

(b) by either the Company or Parent:

(i) the Merger shall not have occurred on or prior to 11:59 p.m. (New York City time) on October 21, 2016 (such date as it may be extended pursuant to this Section 8.1(b)(i), the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose material breach of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or prior to such date; provided, further, however, that if the conditions set forth in Section 7.1(c) (solely with respect to any order, decree or ruling or Law with respect to Antitrust Laws) or Section 7.1(e) shall not have been satisfied or waived as of the Termination Date, then either the Company or Parent may, in its sole discretion, extend the Termination Date until 11:59 p.m. (New York City time) on January 21, 2017 by providing the other party with written notice of such extension on or before the Termination Date as determined without such extension;

(ii) if any Applicable Governmental Entity shall have issued an order, decree or ruling or taken any other action, in each case, such that the condition set forth in Section 7.1(c) would not be satisfied, and such order, decree, ruling or other action shall have become final and non-appealable, unless the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not have complied with its obligations under Section 6.9(a);

(iii) if the Company Stockholder Approval shall not have been obtained by the conclusion of the Company Stockholder Meeting duly convened therefor (including any and all adjournments or postponements thereof); or

(iv) if the Unis Closing Date has not occurred or the Unis Investment has been terminated and the Parent Stockholder Approval shall not have been obtained by the conclusion of the Parent Stockholder Meeting duly convened therefor (including any and all adjournments or postponements thereof) provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iv) shall not be available prior to the earlier of (A) March 3, 2016 and (B) date of the termination of the Unis Investment.

(c) by the Company:

(i) upon a breach of any covenant or agreement on the part of Parent or Merger Sub, or if any representation or warranty of Parent or Merger Sub shall be untrue, which breach or failure to be true (A) would give rise to a failure of any condition set forth in Section 7.3(a) or Section 7.3(b) to be satisfied (assuming that the date of such determination is the Closing Date) and (B) is incapable of being cured by Parent at least five (5) Business Days prior to the Termination Date (as then in effect) or, if capable of being cured, shall not have been cured by Parent until the earlier to occur of (1) five (5) Business Days prior to such Termination Date (as then in effect) and (2) thirty (30) calendar days following receipt of written notice of such breach or failure to perform from the Company; provided that the right to terminate this Agreement under this Section 8.1(c)(i) shall not be available to the Company if it has failed to perform in any material respect any of its obligations under or in connection with this Agreement or is in breach of any representation or warranty such that the conditions set forth in Section 7.2(a) would not be satisfied (assuming that the date of such determination is the Closing Date);

(ii) in order to accept a Company Superior Proposal in compliance with Section 6.3; or

(iii) if a Parent Change of Recommendation shall have occurred, prior to the Parent Stockholder Meeting.

(d) by Parent:

(i) upon a breach of any covenant or agreement on the part of the Company, or if any representation or warranty of the Company shall be untrue, which breach or failure to be true (A) would give rise to a failure of any condition set forth in Section 7.2(a) or Section 7.2(b) to be satisfied (assuming that the date of such determination is the Closing Date) and (B) is incapable of being cured by the Company at least five (5) Business Days prior to the Termination Date (as then in effect) or, if capable of being cured, shall not have been cured by the Company until the earlier to occur of (1) five (5) Business Days prior to such Termination Date (as then in effect) and (2) thirty

(30) calendar days following receipt of written notice of such breach or failure to perform from Parent; provided, that the right to terminate this Agreement under this Section 8.1(d)(i) shall not be available to Parent if it or Merger Sub, as the case may be, has failed to perform in any material respect any of their respective obligations under or in connection with this Agreement or is in breach of any representation or warranty such that the conditions set forth in Section 7.3(a) would not be satisfied (assuming that the date of such determination is the Closing Date);

(ii) in order to accept a Parent Superior Proposal in compliance with Section 6.4; or

(iii) if a Company Change of Recommendation shall have occurred, prior to the Company Stockholder Meeting.

Section 8.2 Effect of Termination.

(a) In the event of the termination of this Agreement in accordance with Section 8.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made (other than in the case of termination pursuant to Section 8.1(a)), and this Agreement shall forthwith become null and void, and there shall be no damages or liability on the part of Parent, Merger Sub or the Company or their respective directors, officers, employees, stockholders, Representatives, agents or advisors other than, with respect to Parent, Merger Sub and the Company, the obligations pursuant to the Confidentiality Agreement and this Section 8.2, and Article IX, the third-to-last sentence of Section 6.2(a), the second-to-last sentence of Section 6.2(b), Section 6.19(b) and Section 6.19(d). Nothing contained in this Section 8.2 shall relieve Parent, Merger Sub or the Company from liability for fraud or Knowing and Intentional Breach of this Agreement.

(b) If, but only if, this Agreement is terminated:

(i) by the Company pursuant to Section 8.1(c)(ii) (Company Superior Proposal); or

(ii) by the Company pursuant to Section 8.1(b)(i) (Termination Date), there has been publicly disclosed and not irrevocably withdrawn prior to the termination of this Agreement a Company Acquisition Proposal and within twelve (12) months after such termination, either (A) the Company enters into a definitive agreement with respect to a Qualifying Transaction, which Qualifying Transaction is later consummated, or (B) a Qualifying Transaction involving the Company is consummated; or

(iii) by either Parent or the Company pursuant to Section 8.1(b)(iii) (Failure to Obtain Company Stockholder Approval at the Company Stockholder Meeting), there has been publicly disclosed and not irrevocably withdrawn prior to the time of the Company Stockholder Meeting, a Company Acquisition Proposal and within twelve (12) months after such termination, either (A) the Company enters into a definitive agreement with respect to a Qualifying Transaction which Qualifying Transaction is later consummated, or (B) a Qualifying Transaction involving the Company is consummated; or

(iv) by Parent pursuant to Section 8.1(d)(iii) (Company Change of Recommendation);

then the Company shall pay to Parent a termination fee of five hundred fifty three million two hundred and sixty thousand dollars ($553,260,000) in cash,

(1) during the same Business Day (if terminated before open of business or during regular business hours on a Business Day) or on the next Business Day (if terminated after the close of business on a Business Day or a day that is not a Business Day) in the case of any termination pursuant to Section 8.1(c)(ii) (Company Superior Proposal);

(2) within two (2) Business Days after the consummation of a Qualifying Transaction following a termination of this Agreement under the circumstances set forth in Section 8.2(b)(ii) or (iii); and

(3) within (2) Business Days after any termination pursuant to Section 8.1(d)(iii);

it being understood that in no event shall the Company be required to pay the fee referred to in this Section 8.2(b) on more than one occasion. Upon payment of such fee, the Company shall have no further liability to Parent or Merger Sub with respect to this Agreement or the transactions contemplated hereby. The right to receive such payment shall, subject to this Section 8.2 and Section 9.11, constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries for all damages of any kind suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise (whether at law, in equity, in contract, in tort or otherwise). Notwithstanding the foregoing, nothing herein shall release any party from liability for fraud or Knowing and Intentional Breach of this Agreement. All payments contemplated by this Section 8.2(b) shall be made by wire transfer of immediately available funds to an account designated by Parent and shall be reduced by any amounts (i) required to be deducted or withheld therefrom under applicable Law in respect of Taxes or (ii) paid by the Company pursuant to Section 8.2(c).

(c) If, but only if, this Agreement is terminated pursuant to Section 8.1(b)(iii) (Failure to Obtain Company Stockholder Approval at the Company Stockholder Meeting) then, the Company shall pay to Parent within two (2) Business Days of the date of such termination one hundred eighty four million four hundred and twenty thousand dollars ($184,420,000) in cash. The payment contemplated by this Section 8.2(c) shall be made by wire transfer of immediately available funds to an account designated by Parent and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes. Upon payment of such fee, the Company shall have no further liability to Parent or Merger Sub with respect to this Agreement or the transactions contemplated hereby other than any payments required to be made pursuant to Section 8.2(b)(iii) (it being understood that the amount of any such subsequent payment shall be reduced by the amount of any payments made by the Company pursuant to this Section 8.2(c)). The right to receive such payment shall, subject to this Section 8.2 and Section 9.11, constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries for all damages of any kind suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise (whether at law, in equity, in contract, in tort or otherwise). Notwithstanding the foregoing, nothing herein shall release any party from liability for fraud or Knowing and Intentional Breach of this Agreement.

(d) If, but only if, this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(i) (Termination Date) or Section 8.1(b)(ii) (Orders, Decrees, Rulings or Other Actions) (solely to the extent such order, decree, ruling or other action relates to an Antitrust Law), in each case if, as of the time of such termination all conditions to Closing have been satisfied other than the conditions to Closing set forth in Section 7.1(c) (which shall not have been satisfied due to the failure to receive any required antitrust or competition consent, approval or clearance from a Governmental Entity of competent jurisdiction or any action by any Governmental Entity of competent jurisdiction to prevent the Merger for antitrust or competition reasons) or Section 7.1(e), then Parent shall, within two (2) Business Days of such termination, pay the Company a fee of one billion sixty million four hundred and twenty thousand dollars ($1,060,420,000) in cash; it being understood that in no event shall Parent be required to pay the fee referred to in this Section 8.2(d) on more than one occasion or both the termination fee referred to in this Section 8.2(d) and the termination fee referred to in Section 8.2(e). Upon payment of such fee, each of Parent and Merger Sub shall have no further liability to the Company with respect to this Agreement or the transactions contemplated hereby. The right to receive such payment shall, subject to this Section 8.2 and Section 9.11, constitute the sole and exclusive remedy of the Company against Parent and its Subsidiaries for all damages of any kind suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise (whether at law, in equity, in contract, in tort or otherwise). Notwithstanding the foregoing, nothing herein shall release any party from liability for fraud or Knowing and Intentional Breach of this Agreement. All payments contemplated by this Section 8.2(d) shall be made by wire transfer of immediately available funds to an account designated by the Company and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes.

(e) If, but only if, this Agreement is terminated:

(i) by Parent pursuant to Section 8.1(d)(ii) (Parent Superior Proposal); or

(ii) by Parent pursuant to Section 8.1(b)(i) (Termination Date), there has been publicly disclosed for the first time after the date of this Agreement and not withdrawn prior to the termination of this Agreement a Parent Acquisition Proposal and within twelve (12) months after such termination, either (A) Parent enters into a definitive agreement with respect to a Qualifying Transaction, which Qualifying Transaction is later consummated, or (B) a Qualifying Transaction involving Parent is consummated; or

(iii) by either Parent or the Company pursuant to Section 8.1(b)(iv) (Failure to Obtain Parent Stockholder Approval at the Parent Stockholder Meeting), there has been publicly disclosed and not withdrawn prior to the time of the Parent Stockholder Meeting, a Parent Acquisition Proposal and within twelve (12) months after such termination, either (A) Parent enters into a definitive agreement with respect to a Qualifying Transaction, which Qualifying Transaction is later consummated, or (B) a Qualifying Transaction involving Parent is consummated; or

(iv) by the Company pursuant to Section 8.1(c)(iii) (Parent Change of Recommendation);

then Parent shall pay to the Company a termination fee of five hundred fifty three million two hundred and sixty thousand dollars ($553,260,000) in cash,

(1) during the same Business Day (if terminated before open of business or during regular business hours on a Business Day) or on the next Business Day (if terminated after the close of business on a Business Day or a day that is not a Business Day) in the case of any termination pursuant to Section 8.1(d)(ii) (Parent Superior Proposal);

(2) within two (2) Business Days after the consummation of a Qualifying Transaction following a termination of this Agreement under the circumstances set forth in Section 8.2(e)(ii) or (iii) and

(3) within (2) Business Days after any termination pursuant to Section 8.1(c)(iii);

it being understood that in no event shall Parent be required to pay the fee referred to in this Section 8.2(e) on more than one occasion or both the termination fee referred to in this Section 8.2(e) and the termination fee referred to in Section 8.2(d). Upon payment of such fee, Parent and Merger Sub shall have no further liability to the Company with respect to this Agreement or the transactions contemplated hereby. The right to receive such payment shall, subject to this Section 8.2 and Section 9.11, constitute the sole and exclusive remedy of the Company against Parent and its Subsidiaries for all damages of any kind suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise (whether at law, in equity, in contract, in tort or otherwise). Notwithstanding the foregoing, nothing herein shall release any party from liability for fraud or Knowing and Intentional Breach of this Agreement. All payments contemplated by this Section 8.2(e) shall be made by wire transfer of immediately available funds to an account designated by the Company and shall be reduced by any amounts (i) required to be deducted or withheld therefrom under applicable Law in respect of Taxes or (ii) paid by Parent pursuant to Section 8.2(f).

(f) If, but only if, this Agreement is terminated pursuant to Section 8.1(b)(iv) (Failure to Obtain Parent Stockholder Approval at the Parent Stockholder Meeting), then Parent shall pay to the Company within two (2) Business Days of the date of such termination one hundred eighty four million four hundred and twenty thousand dollars ($184,420,000) in cash. The payment contemplated by this Section 8.2(f) shall be made by wire transfer of immediately available funds to an account designated by the Company and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes. Upon payment of such fee, each of Parent and Merger Sub shall have no further liability to the Company with respect to this Agreement or the transactions contemplated hereby other than any payments required to be made pursuant to Section 8.2(e)(iii) (it being understood that the amount of any such subsequent payment shall be reduced by the amount of any payments made by Parent pursuant to this Section 8.2(f)). The right to receive such payment shall, subject to this Section 8.2 and Section 9.11, constitute the sole and exclusive remedy of the Company against Parent and its Subsidiaries (and the Financing Sources) for all damages of any kind suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise (whether at law, in equity, in contract, in tort or otherwise). Notwithstanding the foregoing, nothing herein shall release any party from liability for fraud or Knowing and Intentional Breach of this Agreement. All payments contemplated by this Section 8.2(f) shall be made by wire transfer of immediately available funds to an account designated by the Company and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company or, if required, Parent, contemplated hereby, by written agreement signed by each of the parties hereto at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that after the approval of this Agreement by the stockholders of the Company or, if required, Parent, no such amendment, modification or supplement shall change the Merger Consideration or adversely affect the rights of the Company’s stockholders or if Parent Stockholder Approval is required, Parent stockholders, hereunder without the approval of such stockholders; provided further that Sections 8.2, 9.6, 9.8(b), 9.9(b), 9.11(b), 9.16 and this Section 9.1 (to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplemented, waived or otherwise modified in any manner that is adverse in any respect to the Financing Sources without the prior written consent of the adversely affected Financing Sources.

Section 9.2 Non-Survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any schedule, instrument, certificate or other document delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement, except that this Section 9.2 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Effective Time or the termination of this Agreement.

Section 9.3 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery), by confirmed e-mail transmission or by certified or registered mail (return receipt requested and first class postage prepaid), addressed as follows:

(a)	if to Parent or Merger Sub, to:

Western Digital Corporation
3355 Michelson Drive, Suite 100
Irvine, California 92612
Email:	Michael.Ray@wdc.com
Attention:	Michael Ray

with a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Email:	nwhoriskey@cgsh.com
msalerno@cgsh.com
Attention:	Neil Whoriskey
Matthew P. Salerno

(b)	if to the Company, to:

SanDisk Corporation
951 SanDisk Drive
Milpitas, CA 95035
Email:	Mark.Brazeal@sandisk.com
Attention:	Mark Brazeal

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, CA 94301
Email:	kenton.king@skadden.com
amr.razzak@skadden.com
Attention:	Kenton J. King
Amr Razzak

or to such other address for a party as shall be specified in a written notice given in accordance with this Section 9.3; provided that any notice received by email transmission or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.3 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.3.

Section 9.4 Interpretation. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. Each representation, warranty, covenant, agreement and condition contained in this Agreement shall have independent significance. Information provided in any section of the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an adequate response and disclosure of such facts or circumstances with respect to the corresponding section of Article IV (in the case of the Company Disclosure Schedule) or Article V (in the case of the Parent Disclosure Schedule); provided that information disclosed with respect to one section or subsection of a party’s representations or warranties shall be deemed to qualify all other representations or warranties of such party to the extent that the relevance of such information to such other representations or warranties is reasonably apparent on the face thereof to a reader without independent knowledge of the relevant facts. The inclusion of any item in the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever.

Section 9.5 Counterparts. This Agreement may be executed in multiple counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.6 Entire Agreement; Third-Party Beneficiaries; Damages. This Agreement (including the Company Disclosure Schedule, Parent Disclosure Schedule and the exhibits and instruments referred to herein) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (b) are not intended to confer upon any Person other than the parties hereto any rights, benefits, remedies, obligations or liabilities hereunder except for (i) the rights of the holders of shares of Company Common Stock to receive the

Merger Consideration and the rights of the holders of the Company Stock Options and Company Restricted Stock Units to receive the Merger Consideration, the Converted Parent Options or the Converted RSUs, as the case may be, following the Effective Time in accordance with Article III and (ii) as provided in Section 6.7 (which is intended for the benefit of the Company’s former and current officers and directors and other indemnitees, all of whom shall be third-party beneficiaries of these provisions) and in Section 6.19 (which is intended for the benefit of the Financing Indemnitees); provided, that the Financing Sources shall be express third party beneficiaries of Section 8.2(f), the second proviso in Section 9.1 (Amendment and Modification), Section 9.8(b) (Governing Law), Section 9.9(b) (Jurisdiction), Section 9.11(b) (Specific Performance), Section 9.16 (Waiver of Jury Trial) and this proviso in this Section 9.6 (in each case, to the extent relating to the Financing Sources). For the avoidance of doubt, in the event of Parent or Merger Sub’s fraud or Knowing and Intentional Breach of this Agreement, damages to the Company shall include, to the extent proven, the loss of the benefit of the bargain to the Company’s stockholders.

Section 9.7 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 9.8 Governing Law.

(a) This Agreement and all litigation, claims, actions, suits, hearings or proceedings (whether civil, criminal or administrative and whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement, any of the transactions contemplated by this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof or thereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Notwithstanding anything to the contrary contained herein, any and all claims or causes of action (whether civil, criminal or administrative and whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to the Debt Financing (including any claim, controversy or dispute against or involving any Financing Source, including their respective successors and permitted assigns) shall be governed by and construed in accordance with the laws of the State of New York (except as otherwise provided in the Debt Commitment Letter), without giving effect to any choice of law or conflicts of laws rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York; provided, that, notwithstanding the foregoing, it is understood and agreed that any proceeding with respect to the Debt Financing, any Financing Source or the Debt Commitment Letter involving (i) the interpretation of the definition of “Company Material Adverse Effect” (and whether or not a Company Material Adverse Effect has occurred), (ii) the determination of the accuracy of any Acquisition Agreement Representation (as defined in the Debt Commitment Letter) and whether as a result of any inaccuracy thereof Parent and/or Merger Sub have the right to terminate its obligations under this Agreement or decline to consummate the Merger and (iii) the determination of whether the Merger has been consummated in accordance with the terms of this Agreement, in each case shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 9.9 Jurisdiction.

(a) In the event of any action or dispute between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, each of the parties hereto hereby (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of

Chancery of the State of Delaware in and for New Castle County, Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware); (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court; and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware in and for New Castle County, Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware).

(b) Notwithstanding the foregoing, none of the parties hereto will bring, or support, any action, cause of action, claim, cross-claim, counterclaim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, anywhere other than in (i) any New York State court sitting in the Borough of Manhattan or (ii) the United States District Court for the Southern District of New York.

Section 9.10 Service of Process. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 9.9 in any such action or proceeding in connection with this Agreement or the transactions contemplated hereby by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.3. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 9.11 Specific Performance.

(a) The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, will cause irreparable injury to the non-breaching parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the granting of injunctive relief to prevent breaches of this Agreement, to enforce specifically the terms and provisions hereof and to compel performance of such party’s obligations, this being in addition to any other remedy to which any party is entitled under this Agreement; provided that under no circumstances will (i) the Company be permitted or entitled to receive a grant of specific performance to require Parent or Merger Sub to consummate the Closing if it has received payment pursuant to Section 8.2 or (ii) Parent or Merger Sub be permitted or entitled to receive a grant of specific performance to require the Company to consummate the Closing if it has received payment pursuant to Section 8.2. The parties further agree to waive any requirement for the securing or posting of any bond in connection with any such remedy, and that such remedy shall be in addition to any other remedy to which a party is entitled at law or in equity.

(b) Without limiting the rights of Parent and Merger Sub (or following the Effective Time, the Surviving Corporation) under the Debt Commitment Letter, the Company acknowledges and agrees that none of the Financing Sources (or any of their respective former, current or future direct or indirect equityholders (in their capacity as such), controlling persons (in their capacity as such), directors, officers, employees, agent, Affiliates, members, managers, general or limited partners, attorneys or other representatives, or any of their respective successors, or assigns or any of the former, current or future direct or indirect equityholders (in their capacity as such), controlling persons (in their capacity as such), directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, attorneys or other representatives or successors or assigns of any of the foregoing) shall have any liability or obligation to the Company or any of its Affiliates (whether at law, in equity, in contract, in tort or otherwise) relating to or arising out of this Agreement, under the Debt Commitment Letter, any Debt Financing Agreement or the transactions contemplated hereby or thereby.

Section 9.12 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, that Merger Sub may assign any of its rights or obligations hereunder to any wholly-owned Subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any assignment in violation of this Section 9.12 shall be void.

Section 9.13 Expenses. Except as otherwise expressly provided herein, all costs and expenses incurred in connection with the Merger, this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Merger or any of the other transactions contemplated hereby is consummated.

Section 9.14 Headings. Headings of the articles and sections of this Agreement and the table of contents, schedules and exhibits are for convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.

Section 9.15 Waivers. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.16 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT (INCLUDING THE DEBT FINANCING AND ANY DEBT COMMITMENT LETTER OR FEE LETTER RELATED THERETO) OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.16.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

SANDISK CORPORATION

By:	/s/ SANJAY MEHROTRA
Name: Sanjay Mehrotra
Title: President & CEO

WESTERN DIGITAL CORPORATION

By:	/s/ STEPHEN D. MILLIGAN
Name: Stephen D. Milligan
Title: President and Chief Executive Officer

SCHRADER ACQUISITION CORPORATION

By:	/s/ STEPHEN D. MILLIGAN
Name: Stephen D. Milligan
Title: President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ANNEX B

October 20, 2015

The Board of Directors

Western Digital Corporation

3355 Michelson Drive, Suite 100

Irvine, CA 92612

Members of the Board of Directors:

We understand that Western Digital Corporation (“Western Digital”) proposes to enter into a Merger Agreement (the “Agreement”) among Western Digital, a wholly owned subsidiary of Western Digital (“Merger Sub”), and SanDisk Corporation (“SanDisk”), pursuant to which, among other things, Merger Sub will merge with and into SanDisk (the “Transaction”) and at the closing of the Transaction, each common share of SanDisk, $0.001 par value per share (“SanDisk Common Stock”) issued and outstanding immediately prior to closing (other than treasury shares and shares of SanDisk Common Stock owned by Western Digital, Merger Sub or any direct or indirect subsidiary of Western Digital which are cancelled without delivery of any consideration, and any dissenting shares), will be cancelled and extinguished and automatically converted into the right to receive either: (i) if the Unis Closing Date (as such term is defined in the Agreement) has occurred, (x) $85.10 in cash, without interest, and (y) 0.0176 (as may be adjusted pursuant to the Agreement) of a validly issued, fully paid and non-assessable share of common stock, $0.01 par value per share of Western Digital (“Western Digital Common Stock”) (and, if applicable, cash in lieu of fractional shares of Western Digital Common Stock payable in accordance with the Agreement), or (ii) if the Unis Closing Date has not occurred or the Unis Investment (as such term is defined in the Agreement) has been terminated, (x) $67.50 in cash, without interest and (y) 0.2387 (as may be adjusted pursuant to the Agreement) of a validly issued, fully paid and non-assessable share of Western Digital Common Stock (and, if applicable, cash in lieu of fractional shares of Western Digital Common Stock payable in accordance with the Agreement) (each of (i) and (ii), the “Consideration”). The Base Cash Consideration, the Base Stock Consideration, the Base Exchange Ratio, the Alternate Cash Consideration, the Alternate Stock Consideration and the Alternate Exchange Ratio (each such term as defined in the Agreement) is subject to adjustment pursuant to the Agreement. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to Western Digital of the Consideration to be paid by Western Digital in the Transaction.

In connection with this opinion, we have, among other things:

(1)	reviewed certain publicly available business and financial information relating to SanDisk and Western Digital;

(2)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of SanDisk furnished to or discussed with us by the management of SanDisk, including certain financial forecasts relating to SanDisk prepared by the management of SanDisk (such forecasts, the “SanDisk Forecasts”);

(3)	reviewed an alternative version of the SanDisk Forecasts incorporating certain adjustments thereto made by the management of Western Digital (the “Adjusted SanDisk Forecasts”) and discussed with the management of Western Digital its assessments as to the relative likelihood of achieving the future financial results reflected in the SanDisk Forecasts and the Adjusted SanDisk Forecasts;

(4)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Western Digital furnished to or discussed with us by the management of Western Digital, including certain financial forecasts relating to Western Digital prepared by the management of Western Digital (such forecasts, the “Western Digital Forecasts”);

(5)	reviewed certain estimates as to the amount and timing of cost savings and impact on revenue (collectively, the “Synergies”) anticipated by the management of Western Digital to result from the Transaction;

(6)	discussed the past and current business, operations, financial condition and prospects of SanDisk with members of senior managements of SanDisk and Western Digital, and discussed the past and current business, operations, financial condition and prospects of Western Digital with members of senior management of Western Digital;

(7)	reviewed the potential pro forma financial impact of the Transaction on the future financial performance of Western Digital, including the potential effect on Western Digital’s estimated earnings per share;

(8)	reviewed the trading histories for SanDisk Common Stock and Western Digital Common Stock and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(9)	compared certain financial and stock market information of SanDisk and Western Digital with similar information of other companies we deemed relevant;

(10)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(11)	reviewed the relative financial contributions of SanDisk and Western Digital to the future financial performance of the combined company on a pro forma basis;

(12)	reviewed a draft, dated October 20, 2015 of the Agreement (the “Draft Agreement”); and

(13)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of Western Digital and SanDisk that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the SanDisk Forecasts, we have been advised by SanDisk, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of SanDisk as to the future financial performance of SanDisk. With respect to the Western Digital Forecasts, Adjusted SanDisk Forecasts and the Synergies, we have assumed, at the direction of Western Digital, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Western Digital as to the future financial performance of SanDisk and Western Digital and the other matters covered thereby and, based on the assessments of the management of Western Digital as to the relative likelihood of achieving the future financial results reflected in the SanDisk Forecasts and the Adjusted SanDisk Forecasts, we have relied, at the direction of Western Digital, on the Adjusted SanDisk Forecasts for purposes of our opinion. We have also relied, at the direction of Western Digital, on the assessments of the management of Western Digital as to Western Digital’s ability to achieve the Synergies and have been advised by Western Digital, and have assumed, that the Synergies will be realized in the amounts and at the times projected. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of SanDisk or Western Digital, nor have we made any physical inspection of the properties or assets of SanDisk or Western Digital. We have not evaluated the solvency or fair value of SanDisk or Western Digital under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Western Digital, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the

Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on SanDisk, Western Digital or the contemplated benefits of the Transaction. We also have assumed, at the direction of Western Digital, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein or any related transaction), including, without limitation, the form or structure of the Transaction or any terms, aspects or implications of the Unis Investment. Our opinion is limited to the fairness, from a financial point of view, to Western Digital of the Consideration to be paid in the Transaction and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Western Digital or in which Western Digital might engage or as to the underlying business decision of Western Digital to proceed with or effect the Transaction. We are not expressing any opinion as to what the value of Western Digital Common Stock actually will be when issued or the prices at which Western Digital Common Stock or SanDisk Common Stock will trade at any time, including following entry into, announcement or consummation of the Transaction. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to the Board of Directors of Western Digital in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, Western Digital has agreed to reimburse our expenses, and indemnify us against certain liabilities arising out of our engagement. We and certain of our affiliates also may be participating in the financing of the Transaction, including acting (i) as joint lead arranger and joint bookrunning manager for, and as a lender under, Western Digital’s proposed senior secured and/or unsecured bridge facilities, (ii) as joint bookrunning manager, joint lead underwriter, joint lead placement agent and/or joint lead initial purchaser for Western Digital’s potential offering of senior secured and/or unsecured notes and/or (ii) as joint lead arranger, joint bookrunning manager and administrative agent for, and as a lender under, Western Digital’s proposed term loan and revolving credit facilities, for which services we and our affiliates would receive significant compensation.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Western Digital, SanDisk and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Western Digital and/or certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as administrative agent, lead arranger, bookrunner for, and/or a lender under, certain loans, letters of credit, leasing and other credit facilities of Western Digital and/or certain of its affiliates, (ii) having acted as joint bookrunner for various equity offerings of Western Digital and/or certain of its affiliates, (iii) having provided or providing certain treasury and trade management services and products to Western Digital and/or certain of its affiliates and (iv) having provided or providing certain derivatives and foreign exchange trading services to Western Digital and/or certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to SanDisk and/or certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as lender under various credit facilities and letters of credit of SanDisk and/or certain of its affiliates, (ii) having provided or providing certain treasury and trade management services and products to SanDisk and/or certain of its affiliates and (iii) having provided or providing certain derivatives, foreign exchange and other trading services to SanDisk and/or certain of its affiliates.

We further note that, concurrently with SanDisk’s issuance in October 2013 of $1.5 billion aggregate principal amount of 0.5% convertible senior notes due 2020 (the “Convertible Notes”), SanDisk entered into call spread transactions (collectively, the “Call Spread Transactions”) with four banks, including our affiliate, Bank of America, N.A. (“BANA”), acting as principal for its own account. The Call Spread Transactions consisted of the purchase by SanDisk of call options (the “Convertible Note Hedge Transactions”) in respect to the number of shares of SanDisk Common Stock initially underlying the Convertible Notes and the sale by SanDisk of warrants (the “Issuer Warrant Transactions”) in respect of up to the same number of shares of SanDisk Common Stock. If the Transaction is consummated, it is likely that all outstanding Convertible Notes will be converted, which will result in the Convertible Note Hedge Transactions being exercised in full. Upon exercise of the Convertible Note Hedge Transactions, the bank counterparties thereto (including BANA) will be required to pay to SanDisk the in-the-money value of the Convertible Notes Hedge Transactions, which would be zero because the per share value of the consideration received by SanDisk’s common stockholders in the Transaction is less than the exercise price of the Convertible Note Hedge Transactions. In addition, BANA would be entitled to receive a cash termination payment from SanDisk in respect of the Issuer Warrant Transactions, in an amount equal to the fair value of such Issuer Warrant Transaction, which value consists of both the in-the-money amount (which would be zero because the per share value of the consideration received by SanDisk’s common stockholders in the Transaction is less than the exercise price of such warrants) and the time-value of the warrants, as determined by BANA. The Issuer Warrant Transactions currently provide for cancellation and payment by SanDisk to BANA immediately following public announcement of the Transaction. Consistent with market practice in similar contexts, BANA expects that following such public announcement, the Issuer Warrant Transactions would be amended to provide for cancellation and payment by SanDisk to BANA at closing of the Transaction.

It is understood that this letter is for the benefit and use of the Board of Directors of Western Digital (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Western Digital, SanDisk or the Transaction It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be paid in the Transaction by Western Digital is fair, from a financial point of view, to Western Digital.

Very truly yours,

/S/ MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

ANNEX C

October 20, 2015

The Board of Directors

Western Digital Corporation

3355 Michelson Drive, Suite 100

Irvine, CA 92612

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Western Digital Corporation (the “Company”) of the consideration to be paid by the Company in the proposed merger (the “Transaction”) of a wholly-owned subsidiary of the Company with SanDisk Corporation (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”) by and among the Company, a subsidiary of the Company and the Merger Partner, the Merger Partner will become a wholly-owned subsidiary of the Company, and each outstanding share of common stock, par value $0.001 per share, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of Merger Partner Common Stock held in treasury or owned by the Company and its affiliates and Dissenting Shares (as defined in the Agreement), will be converted into the right to receive consideration per share equal to either (a) if the investment in the Company by Unisplendour Corporation Limited as described in the Report on Form 8-K filed by the Company on September 30, 2015 (the “Unis Investment”) has closed, $85.10 in cash (the “Base Cash Consideration”) and 0.0176 shares of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”) (and if applicable cash in lieu of fractional shares of Company Common Stock in accordance with the Agreement) (the “Base Stock Consideration” and together with the Base Cash Consideration, the “Base Consideration”), or (b) if the Unis Investment has not closed or has been terminated, $67.50 in cash (the “Alternate Cash Consideration”) and 0.2387 shares of the Company Common Stock (and if applicable cash in lieu of fractional shares of Company Common Stock in accordance with the Agreement) (the “Alternate Stock Consideration” and together with the Alternate Cash Consideration, the “Alternate Consideration”, and the Alternate Consideration together with the Base Consideration, the “Consideration”). We also understand that the Base Cash Consideration and the Alternate Cash Consideration will be subject to adjustment as provided in the Agreement based on the amount of the Merger Partner’s available cash as set forth in the Agreement (the “Available Cash Adjustment”).

In connection with preparing our opinion, we have (i) reviewed a draft dated October 19, 2015 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the managements of the Merger Partner and the Company relating to their respective businesses and by the Company relating to the Merger Partner’s business, as well as the estimated amount and timing of the cost savings and related expenses and other synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the

Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis, and that the Available Cash Adjustment will not result in any adjustment to the Base Cash Consideration and the Alternate Cash Consideration that is material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid by the Company in the proposed Transaction and we express no opinion as to the fairness of the Consideration to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid by the Company in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Merger Partner Common Stock will trade at any future time. In addition, we express no view or opinion as to the Unis Investment, including as to any effects thereof on the Merger Partner, the Company or the contemplated benefits of the Transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Merger Partner. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company for which we and such affiliates have received customary compensation. Such services during such period have included acting as lead arranger on two of the Company’s credit facilities in January 2014. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. In addition, we or our affiliates own, on a proprietary basis, 0.03% of the outstanding common stock of the Company and 0.63% of the outstanding common stock of the Merger Partner. We anticipate that we and our affiliates will arrange and/or provide financing to the Company in connection with the Transaction for customary compensation. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid by the Company in the proposed Transaction is fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/S/ J.P. MORGAN SECURITIES LLC
J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

ANNEX D

PERSONAL AND CONFIDENTIAL

October 21, 2015

Board of Directors

SanDisk Corporation

951 SanDisk Drive

Milpitas, California

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Western Digital Corporation (“Western Digital”) and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of SanDisk Corporation (the “Company”) of the Merger Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of October 21, 2015 (the “Agreement”), by and between Western Digital, Schrader Acquisition Corporation, a wholly owned subsidiary of Western Digital (“Acquisition Sub”), and the Company. The Agreement provides that Acquisition Sub will be merged with and into the Company and each outstanding Share will be converted into either (i) if the Unis Investment (as defined in the Agreement) has closed, $85.10 in cash and 0.0176 shares of common stock, par value $0.01 per share (“Western Digital Common Stock”), of Western Digital (collectively, the “Cash Option Merger Consideration”) or (ii) if the Unis Investment has not closed, $67.50 in cash and 0.2387 shares of Western Digital Common Stock (collectively, the “Consideration”), in each case with the amount of cash subject to potential reduction and the number of shares of Western Digital Common Stock subject to potential corresponding increase as more fully set forth in the Agreement. As used herein, the “Merger Consideration” shall mean, collectively, the Consideration and the Cash Option Merger Consideration, as applicable, and in each case subject to any such applicable adjustment.

Goldman, Sachs & Co. (“Goldman Sachs”) and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Western Digital or any of their respective affiliates and third parties, including Unisplendour Corporation Limited (together with Unis Union Information System Ltd., “Unisplendour”), which is the potential investor in Western Digital in connection with the Unis Investment, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as (i) lead manager with respect to a public offering of the Company’s 0.50% Convertible Senior Notes due 2020 (aggregate principal amount $1,500,000,000) in October 2013 (the “2020 Convertible Notes”) and (ii) the Company’s financial advisor in connection with the acquisition of Fusion-io in July 2014. We may also in the future provide financial advisory and/or underwriting services to the Company, Western Digital, Unisplendour and their respective affiliates for which our Investment Banking Division may receive compensation.

We further note that, concurrent with the issuance and public offer of the Company’s 1.5% Convertible Senior Notes due 2017 (initial aggregate principal amount of $1,000,000,000) (the “2017 Convertible Notes” and, together with the 2020 Convertible Notes, the “Convertible Notes”) and the 2020 Convertible Notes, the Company entered into convertible bond hedge transactions and issuer warrant transactions (respectively, the “2017 Call Spread Transactions” and “2020 Call Spread Transactions”, and, collectively, the “Call Spread Transactions”) with Goldman Sachs (with respect to 50% of the 2017 Call Spread Transactions and 20% of the 2020 Call Spread Transactions), acting as principal for its own account, and other counterparties (with respect to 50% of the 2017 Call Spread Transactions and 80% of the 2020 Call Spread Transactions). The 2017 Call Spread Transactions consisted of the purchase by the Company of call options with respect to all of the $1,000,000,000 aggregate principal amount of 2017 Convertible Notes (which were convertible into an aggregate of approximately 19.09 million Shares as of the date of issuance of the 2017 Convertible Notes) and having an initial strike price equal to the initial conversion price of the 2017 Convertible Notes of approximately $52.37, and the sale by the Company of warrants with respect to the same number of Shares as underlie the 2017 Convertible Notes and having an initial strike price of approximately $73.33. The 2020 Call Spread Transactions consisted of the purchase by the Company of call options with respect to all of the $1,500,000,000 initial aggregate principal amount of 2020 Convertible Notes (which were convertible into an aggregate of approximately 16.27 million Shares as of the date of issuance of the 2020 Convertible Notes) and having an initial strike price equal to the initial conversion price of the 2020 Convertible Notes of approximately $92.19, and the sale by the Company of warrants with respect to the same number of Shares as underlie the 2020 Convertible Notes and having an initial strike price of approximately $122.92.

Certain consequences may result under the terms of the Call Spread Transactions from the announcement and/or consummation of the Transaction. For example, the convertible bond hedge transactions with Goldman Sachs may be exercised or terminated in accordance with their terms. In addition, subject to any agreement between the Company and Goldman Sachs, the issuer warrant transactions with Goldman Sachs may terminate, in which case Goldman Sachs would be entitled to receive from the Company payment in an amount equal to the fair value of the terminated issuer warrant transaction (as determined by Goldman Sachs as calculation agent in good faith and in a commercially reasonable manner).

In connection with this opinion, we have reviewed, among other things, the Agreement; the stock purchase agreement, dated as of September 29, 2015, by and among Western Digital and Unisplendour; the annual reports to stockholders and Annual Reports on Form 10-K of the Company and Western Digital for the five fiscal years ended December 31, 2014 and July 3, 2015 respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Western Digital; certain other communications from the Company and Western Digital to their respective stockholders; certain publicly available research analyst reports for the Company and Western Digital; and certain internal financial analyses and forecasts for the Company prepared by its management and for Western Digital prepared by its management, in each case, as approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the managements of the Company and Western Digital to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Western Digital regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of Western Digital and with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares and Western Digital Common Stock; compared certain financial and stock market information for the Company and Western Digital with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the semiconductor industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Western Digital or any of their respective subsidiaries. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Western Digital or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Western Digital and its affiliates) of Shares, as of the date hereof, of the Merger Consideration to be paid to the holders (other than Western Digital and its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the Unis Investment, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Merger Consideration to be paid to the holders (other than Western Digital and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Western Digital Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Western Digital or the ability of the Company or Western Digital to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid to the holders (other than Western Digital and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

ANNEX E

DGCL § 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Western Digital is a Delaware corporation. Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards to those set forth above, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the DGCL further provides, among other things, that to the extent a director or officer of the corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled, and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such officer or director and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

As permitted by Section 102(b)(7) of the DGCL, Western Digital’s certificate of incorporation provides that a director shall not be liable to Western Digital or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such provision does not eliminate or limit the liability of a director for acts or omissions not in good faith or for breaching his or her duty of loyalty, engaging in intentional misconduct or knowingly violating the law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty.

Western Digital’s bylaws require that directors and officers be indemnified to the maximum extent permitted by Delaware law. In addition to the indemnification provisions in Western Digital’s bylaws, Western Digital has entered into indemnity agreements with each director and executive officer of Western Digital. These indemnity agreements require that Western Digital indemnify each director and executive officer to the fullest extent permitted by the DGCL. The indemnity agreements also require Western Digital to make prompt payment of expenses incurred by the director or executive officer in connection with any proceeding upon the request of the director or executive officer in advance of indemnification to the extent permitted by law.

Western Digital has a policy of directors’ liability insurance which insures the directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances stated in the policy.

Item 21.	Exhibits and Financial Statement Schedules

The exhibits listed below in the “Exhibit Index” are filed as part of, or are incorporated by reference in, this Registration Statement and are numbered in accordance with Item 601 of Regulation S-K.

Item 22.	Undertakings

(a)(1) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) (a) The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement shall, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in the registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

That, for purposes of determining liability of the undersigned registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(A) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(B) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(C) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(D) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the information statement-prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on December 11, 2015.

WESTERN DIGITAL CORPORATION

/s/ Olivier C. Leonetti
By:	Olivier C. Leonetti
Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Stephen D. Milligan and Michael C. Ray, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement and any and all related registration statements necessary to register additional securities, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Commission, granting unto such attorneys in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each such attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 11, 2015.

Signature	Title

/s/ Stephen D. Milligan Stephen D. Milligan	Chief Executive Officer (Principal Executive Officer), Director

/s/ Olivier C. Leonetti Olivier C. Leonetti	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Matthew E. Massengill Matthew E. Massengill	Chairman of the Board

/s/ Martin I. Cole Martin I. Cole	Director

/s/ Kathleen A. Cote Kathleen A. Cote	Director

/s/ Henry T. Denero Henry T. Denero	Director

/s/ Michael D. Lambert Michael D. Lambert	Director

/s/ Len J. Lauer Len J. Lauer	Director

/s/ Paula A. Price Paula A. Price	Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of October 21, 2015, by and among Western Digital Corporation, Schrader Acquisition Corporation, and SanDisk Corporation (included as Annex A to the joint proxy statement/prospectus forming a part of this registration statement and is incorporated herein by reference).#

3.1	Amended and Restated Certificate of Incorporation of Western Digital Corporation, as amended to date (incorporated by reference to Exhibit 3.1 to Western Digital’s Quarterly Report on Form 10-Q (File No. 1-08703) filed with the SEC on February 8, 2006).

3.2	Amended and Restated By-Laws of Western Digital Corporation, as amended effective as of November 14, 2013 (incorporated by reference to Exhibit 3.1 to Western Digital’s Current Report on Form 8-K filed with the SEC on November 14, 2013, File No. 1-08703).

5.1	Opinion of Michael C. Ray regarding the validity of the Western Digital common stock being registered hereby.*

23.1	Consent of KPMG LLP, independent registered public accounting firm for Western Digital.

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm for SanDisk.

23.3	Consent of Michael C. Ray (included as part of its opinion filed as Exhibit 5.1).*

24.1	Power of Attorney (included on the signature pages hereto).

99.1	Consent of Goldman, Sachs & Co.

99.2	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated

99.3	Consent of J.P. Morgan Securities LLC

99.4	Form of Proxy Card for Western Digital Special Meeting.*

99.5	Form of Proxy Card for SanDisk Special Meeting.*

#	Western Digital agrees to furnish supplementally a copy of any omitted exhibits or schedules to the SEC upon request.
*	To be filed by Amendment.